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GP INVESTMENTS ACQUISITION CORPORATION INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on July 28, 2016

Registration No. 333-211355

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to

FORM S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GP Investments Acquisition Corp.*
(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands* (State or other jurisdiction of incorporation or organization)	6770 (Primary Standard Industrial Classification Code Number)	N/A (I.R.S. Employer Identification Number)

150 E. 52nd Street, Suite 5003
New York, NY 10022
(212) 430-4340
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Antonio Bonchristiano
Chief Executive Officer and Chief Financial Officer
150 E. 52nd Street, Suite 5003
New York, NY 10022
(212) 430-4340
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Paul T. Schnell Timothy M. Fesenmyer J. Mathias von Bernuth Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 (212) 735-3000	Kieran Walsh Michael Johns Maples and Calder P.O. Box 309 Ugland House South Church Street Grand Cayman, KY1-1104 Cayman Islands (345) 949-8066	William P. O'Neill Latham & Watkins LLP 555 Eleventh Street, NW Suite 1000 Washington, D.C. 20004 (202) 637-2200	Stephen Salmon Daniel G. Kelly, Jr. Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this Registration Statement is declared effective and all other conditions to the business combination described in the enclosed
Proxy Statement/Prospectus have been satisfied or waived.

         If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:    ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered(1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee

Units, each consisting of one share of Common Stock, $0.0001 par value, and one-half of one Warrant(2)	17,250,000	$10.24(3)	$176,640,000(3)	$17,787.65

Common Stock(4)(5)	17,250,000	—	—	—(6)

Warrants(7)	8,625,000	—	—	—(6)

Common Stock(5)(8)	9,000,000	N/A	—(9)	0

Total	52,125,000	$10.24	$176,640,000	$17,787.65(10)

(1)
All securities being registered will be issued by World Kitchen Group, Inc., a Delaware corporation ("WDKN"). Prior the consummation of the merger described in the proxy statement/prospectus forming part of this registration statement, GP Investments Acquisition Corp., a Cayman Islands exempted company ("GPIA"), intends to effect a deregistration under Article 206 of the Cayman Islands Companies Law (2013 Revision) and a domestication under Section 388 of the Delaware General Corporation Law, pursuant to which GPIA's jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware (the "domestication"). In connection with the domestication, GPIA intends to change its name to "World Kitchen Group, Inc.".

(2)
The number of units of WDKN being registered represents the number of units of GPIA that were registered pursuant to the Registration Statement on Form S-1 (333-203500) and offered by GPIA in its initial public offering (the "units"). The units automatically will be converted by operation of law into units of World Kitchen Group, Inc. in the domestication (the "WDKN units").

(3)
Estimated solely for the purpose of calculating the registration fee, based on the average of the high and low prices of the units of GPIA (the company to which WDKN will succeed following the domestication) on the NASDAQ Capital Market on May 11, 2016 ($10.24 per unit), in accordance with Rule 457(f)(1).

(4)
The number of shares of common stock of WDKN being registered represents the number of ordinary shares of GPIA that were registered pursuant to the Registration Statement on Form S-1 (333-203500) and offered by GPIA in its initial public offering (the "public shares"). The public shares automatically will be converted by operation of law into shares of common stock of WDKN in the domestication (the "WDKN public shares"). For the avoidance of doubt, all of the outstanding ordinary shares of GPIA will be converted by operation of law into shares of common stock of World Kitchen Group, Inc. in the domestication, but only the WDKN public shares are being registered hereby.

(5)
Pursuant to Rule 416(a), there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from share splits, share dividends or similar transactions.

(6)
Pursuant to Rule 457(g), no registration fee is payable.

(7)
The number of warrants to acquire WDKN common stock being registered represents the number of warrants to acquire ordinary shares of GPIA that were registered pursuant to the Registration Statement on Form S-1 (333-203500) and offered by GPIA in its initial public offering (the "public warrants"). The public warrants automatically will be converted by operation of law into warrants to acquire WDKN common stock in the domestication (the "WDKN public warrants"). For the avoidance of doubt, all of the outstanding warrants to acquire GPIA ordinary shares will be converted by operation of law into warrants to acquire WDKN common stock in the domestication, but only the WDKN public warrants are being registered hereby.

(8)
The number of shares of common stock of WDKN being registered represents the estimated maximum number of shares of WDKN common stock that could be issued to the equityholders of WKI Holding Company, Inc., a Delaware corporation ("World Kitchen"), in connection with the merger agreement and the proposed business combination, in each case as described in the proxy statement/prospectus forming part of this registration statement. In accordance with the terms and subject to the conditions of the merger agreement, 25% of the consideration payable to World Kitchen's equityholders will be in the form of newly-issued shares of WDKN common stock registered pursuant hereto. As the exact amount of the consideration is subject to adjustment at the closing of the proposed business combination, the estimated maximum number of shares listed above is based on GPIA's good faith estimate of the number of shares of WDKN to be paid to such stockholders in respect of the merger consideration, based on a per-share issuance price of $10.00 per share.

(9)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f)(2) and (f)(3). World Kitchen is a private company and no market exists for its equity interests. Calculated based on $51,530,000, the book value as of December 31, 2015 (the latest practicable date prior to the filing of this proxy statement/prospectus) of the equity interests of World Kitchen that may be acquired by the Registrant in the business combination as described in the proxy statement/prospectus forming part of this registration statement, less $183.5 million, the estimated cash consideration that may be paid in the business combination to the holders of the equity interests of World Kitchen pursuant to the terms and conditions of the merger agreement as described in the proxy statement/prospectus forming part of this registration statement. As this results in a negative number, the proposed maximum aggregate offering price has been estimated at $0.

(10)
Registration fee previously paid. No further registration fee is due.

*
Prior to the consummation of the merger described herein, the Registrant intends to effect a deregistration under Article 206 of the Cayman Islands Companies Law (2013 Revision) and a domestication under Section 388 of the Delaware General Corporation Law, pursuant to which the Registrant's jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. In connection with the domestication and the merger, the Registrant intends to change its name to "World Kitchen Group, Inc.".

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PRELIMINARY—SUBJECT TO COMPLETION, DATED JULY 28, 2016

The information in this preliminary proxy statement/prospectus is not complete and may be changed. The registrant may not sell the securities described herein until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

GP INVESTMENTS ACQUISITION CORP.
A Cayman Islands Exempted Company
(Company Number 295988)
150 E. 52nd Street, Suite 5003
New York, NY 10022

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON [    •    ], 2016

TO THE SHAREHOLDERS OF GP INVESTMENTS ACQUISITION CORP.:

        NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders (the "general meeting") of GP Investments Acquisition Corp., a Cayman Islands exempted company, company number 295988 ("GPIA"), will be held at [    •    ] a.m. Eastern Time, on [    •    ], 2016, at the offices of [    •    ], at [    •    ]. You are cordially invited to attend the general meeting, which will be held for the following purposes:

(a)
Proposal No. 1—The Merger Proposal—to consider and vote upon a proposal to approve by ordinary resolution and adopt the Agreement and Plan of Merger, dated as of April 19, 2016, as amended by Amendment No. 1 thereto, dated July 28, 2016 (the "merger agreement amendment"), copies of which are attached to the accompanying proxy statement/prospectus as Annex A-1 and Annex A-2, respectively (as so amended, the "merger agreement"), by and among GPIA, Let's Go Acquisition Corp., GPIA's wholly-owned subsidiary ("Let's Go"), WKI Holding Company, Inc. ("World Kitchen"), and, solely in its capacity as the initial Holder Representative (as defined in the merger agreement), WKI Group, LLC (the "Holder Representative") and in respect of the merger agreement amendment, for the limited purposes set forth therein, certain stockholders of World Kitchen, which, among other things, provides for the merger of Let's Go with and into World Kitchen, with World Kitchen surviving the merger and becoming a wholly-owned subsidiary of WDKN (as defined below) (the "merger"), and to approve the transactions contemplated by the merger agreement (we refer to this proposal as the "merger proposal");

(b)
Proposal No. 2—The Domestication Proposal—to consider and vote upon a proposal to approve by special resolution, assuming the merger proposal is approved and adopted, the change of GPIA's jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the "domestication" and, together with the merger, the "business combination") (we refer to this proposal as the "domestication proposal");

(c)
The Organizational Documents Proposals—to consider and vote upon eight separate proposals (which we refer to, collectively, as the "organizational documents proposals") to approve by special resolution, assuming the domestication proposal is approved and adopted, the following material differences between the current amended and restated memorandum and articles of association of GPIA and the proposed new certificate of incorporation and bylaws of World Kitchen Group, Inc., the post-domestication company ("WDKN"):

(1)
Proposal No. 3—Organizational Documents Proposal A—to authorize 200,000,000 additional shares of common stock of WDKN, which increases the total authorized shares of common stock to 600,000,000 shares of common stock (we refer to this as "organizational documents proposal A");

(2)
Proposal No. 4—Organizational Documents Proposal B—to authorize the board of directors of WDKN to issue any or all shares of WDKN's preferred stock in one or more classes or series, with such terms and conditions as may be expressly determined by WDKN's board of directors and as may be permitted by the General Corporation Law of the State of Delaware (the "DGCL") (we refer to this as "organizational documents proposal B");

  (3)
  Proposal No. 5—Organizational Documents Proposal C—to authorize that directors of WDKN may only be removed for cause, and in such instances, only by at least two-thirds vote of the outstanding capital stock of WDKN (we refer to this as "organizational documents proposal C");

  (4)
  Proposal No. 6—Organizational Documents Proposal D—to authorize a threshold of holders of two-thirds or more of outstanding capital stock of WDKN to call a meeting of stockholders (we refer to this as "organizational documents proposal D");

  (5)
  Proposal No. 7—Organizational Documents Proposal E—to authorize removal of the ability of WDKN stockholders to action by written consent in lieu of a meeting (we refer to this as "organizational documents proposal E");

  (6)
  Proposal No. 8—Organizational Documents Proposal F—to authorize holders of two-thirds of the then outstanding WDKN capital stock as the minimum threshold required for a stockholder vote to amend WDKN's certificate of incorporation (other than the articles thereof relating to the corporation's name, address and registered office, purpose and matters related to the company's common and preferred stock) and bylaws (we refer to this as "organizational documents proposal F");

  (7)
  Proposal No. 9—Organizational Documents Proposal G—to authorize the election of WDKN not to be governed by Section 203 of the DGCL and, instead, include a provision that is substantially similar to Section 203 but carves out our Sponsor and its successors, certain affiliates and each of their transferees from the definition of "interested stockholder" (we refer to this as "organizational documents proposal G"); and

  (8)
  Proposal No. 10—Organizational Documents Proposal H—to authorize all other changes in connection with the replacement of the current amended and restated memorandum and articles of association of GPIA with a new certificate of incorporation and bylaws of WDKN as part of the domestication, including (i) changing the post-domestication corporate name from "GP Investments Acquisition Corp." to "World Kitchen Group, Inc." and making WDKN's corporate existence perpetual, (ii) adopting Delaware as the exclusive forum for certain stockholder litigation, (iii) granting a waiver regarding corporate opportunities to WDKN's directors and officers and (iv) removing certain provisions related to our status as a blank check company that will no longer apply upon consummation of the business combination, all of which GPIA's board of directors believe are necessary to adequately address the needs of WDKN after the business combination (we refer to this as "organizational documents proposal H").

(d)
Proposal No. 11—The Stock Issuance Proposal—to consider and vote upon a proposal to approve by ordinary resolution, assuming the organizational documents proposals are approved and adopted, for the purposes of complying with the applicable provisions of NASDAQ Listing Rule 5635, the issuance of WDKN common stock to (1) the existing equityholders of World Kitchen (other than the holders of World Kitchen's stock appreciation rights, who will receive only cash in respect of their applicable portion of the merger consideration) in connection with the business combination, (2) our sponsor, GPIC, Ltd., a Bermuda company (our "Sponsor"), that our Sponsor will purchase as a condition precedent to consummation of the business combination pursuant to our Sponsor's equity commitment and (3) any person or entity in connection with any incremental equity issuances, to the extent such issuance would require a shareholder vote under Nasdaq Listing Rule 5635 (we refer to this proposal as the "stock issuance proposal");

(e)
Proposal No. 12—The Incentive Plan Proposal—to consider and vote upon a proposal to approve by ordinary resolution, assuming the stock issuance proposal is approved and adopted, the GP Investments Acquisition Corp. 2016 Omnibus Incentive Plan, a copy of which is attached to the accompanying proxy statement/prospectus as Annex F (we refer to this proposal as the "incentive plan proposal" and, collectively with the merger proposal, the domestication proposal, the organizational documents proposals, the stock issuance proposal, the "condition precedent proposals"); and

(f)
Proposal No. 13—The Adjournment Proposal—to consider and vote upon a proposal to approve by ordinary resolution the adjournment of the general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the general meeting, any of the condition precedent proposals would not be duly approved and adopted by our shareholders (we refer to this proposal as the "adjournment proposal").

        These items of business are described in the accompanying proxy statement/prospectus, which we encourage you to read in its entirety before voting.

        Only holders of record of GPIA ordinary shares at the close of business on June 30, 2016 are entitled to notice of and to vote and have their votes counted at the general meeting and any adjournment of the general meeting.

        We are providing the accompanying proxy statement/prospectus and accompanying proxy card to our shareholders in connection with the solicitation of proxies to be voted at the general meeting and at any adjournment of the general meeting. Whether or not you plan to attend the general meeting, we urge you to read the accompanying proxy statement/prospectus (and any documents incorporated into the accompanying proxy statement/prospectus by reference) carefully. Please pay particular attention to the section entitled "Risk Factors".

        After careful consideration, GPIA's board of directors has determined that the merger proposal, the domestication proposal, each of the organizational documents proposals, the stock issuance proposal, the incentive plan proposal and the adjournment proposal are in the best interests of GPIA and its shareholders and unanimously recommends that you vote or give instruction to vote "FOR" each of those proposals.

        The existence of financial and personal interests of GPIA's directors may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of GPIA and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled "The Merger Proposal—Interests of GPIA's Directors and Officers in the Merger" in the accompanying proxy statement/prospectus for a further discussion of this.

        Under the merger agreement, the approval of the condition precedent proposals are conditions to the consummation of the merger. The domestication proposal is conditioned on the approval of the merger proposal. The organizational documents proposals are conditioned on the approval of the domestication proposal, and, therefore, also conditioned on approval of the merger proposal. The stock issuance proposal is conditioned on the approval of the organizational documents proposals, and, therefore, also conditioned on approval of the domestication proposal and the merger proposal. The incentive plan proposal is conditioned on the approval of the stock issuance proposal and, therefore, also conditioned on the approval of the merger proposal, the domestication proposal and the organizational documents proposals. The adjournment proposal is not conditioned on the approval of any other proposal. If our public shareholders do not approve each of the condition precedent proposals, then unless this condition is waived by GPIA, Let's Go and World Kitchen, the merger agreement could terminate and the proposed business combination may not be consummated. There can be no assurance that GPIA, Let's Go and World Kitchen would waive such provision of the merger agreement.

        In connection with our initial public offering, our initial shareholders (consisting of our Sponsor and our independent directors at the time of our initial public offering) entered into letter agreements to vote their founder shares, as well as any public shares purchased during or after our initial public offering, in favor of the merger proposal. Our initial shareholders also have indicated that they intend to vote their shares in favor of all other proposals being presented at the general meeting. As of the date hereof, our Sponsor and our independent directors own 20.0% of our total outstanding common shares.

        Pursuant to GPIA's amended and restated memorandum and articles of association, a public shareholder may request of GPIA that WDKN redeem all or a portion of the WDKN public shares that they will hold upon the domestication for cash if the merger is consummated. For the purposes of Article 48.3 of the amended and restated memorandum and articles of association of GPIA and the Cayman Islands Companies Law (2013 Revision), the exercise of redemption rights shall be treated as an election to have such public shares repurchased for cash and references in this proxy statement/prospectus shall be interpreted accordingly. You will be entitled to receive cash for any WDKN public shares to be redeemed only if you:

(i)
(a) hold ordinary shares, or (b) if you hold ordinary shares through units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares;

(ii)
prior to 5:00 p.m., Eastern Time, at least two business days prior to the date of the general meeting (such deadline not being extended for any adjournment of the general meeting), submit a written request to Continental Stock Transfer & Trust Company, GPIA's transfer agent, that WDKN redeem your WDKN public shares for cash; and

(iii)
deliver your ordinary shares to Continental Stock Transfer & Trust Company, GPIA's transfer agent, physically or electronically through Depository Trust Company, or DTC.

        Holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact Continental Stock Transfer & Trust Company, GPIA's transfer agent, directly and instruct them to do so. Public stockholders may elect to redeem WDKN public shares even if they vote for the merger proposal. If the merger is not consummated, the public shares will not be redeemed for cash. If a public shareholder properly exercises its right to redeem the WDKN public shares that it will hold upon the domestication and timely delivers its shares to Continental Stock Transfer & Trust Company, GPIA's transfer agent, WDKN will redeem each WDKN public share into a full pro rata portion of the trust account established at the consummation of our initial public offering, calculated as of two business days prior to the consummation of the merger. For illustrative purposes, as of March 31, 2016, this would have amounted to approximately $10.02 per public share. If a public shareholder exercises its redemption rights, then it will be exchanging its redeemed GPIA ordinary shares for cash and will no longer own such shares. See "Extraordinary General Meeting of GPIA Shareholders—Redemption Rights" in the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your WDKN public shares for cash.

        Under the merger agreement, the consummation of the merger is conditioned upon, among other things, holders of not more than 30% of the outstanding GPIA ordinary shares electing to redeem their ordinary shares in connection with the merger and, after giving effect to all such redemptions, not less than $122,000,000 in immediately available cash remaining in the trust account. Therefore, if our public shareholders elect to redeem more than 30% of our outstanding ordinary shares in connection with the merger or if less than $122,000,000 in immediately available cash remains in the trust account, then unless these conditions are waived by GPIA, Let's Go and World Kitchen, the merger agreement could terminate and the proposed business combination may not be consummated. There can be no assurance that GPIA, Let's Go and World Kitchen would waive such provisions of the merger agreement. Furthermore, in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001. We note, however, that pursuant to the merger agreement amendment, GPIA may seek incremental equity issuances to, among other things, fund the merger consideration in case of redemptions. If GPIA shareholders elect to redeem common stock in excess of 30% of the outstanding WDKN common stock (such shares the "Excess Redemption Shares" and such an event, a "Threshold Event"), and then, only if (x) the aggregate proceeds received by GPIA in respect of any or all incremental equity issuances is equal to or greater than the amount to be paid by GPIA in respect of any such Excess Redemption Shares (such amount, the "Excess

Amount"), and (y) the entire $58 million of the Equity Financing from our Sponsor as contemplated under the equity commitment has been funded, each of the parties to the merger agreement shall be automatically deemed to have waived satisfaction of the above referenced conditions. See "The Merger Proposal—Related Agreements—Merger Agreement Amendment".

        As described in the accompanying proxy statement/prospectus under "The Merger Proposal—Related Agreements—Debt Commitment Letter" and "The Merger Proposal—Related Agreements—Equity Commitment Letter", we anticipate raising debt financing and equity financing to finance, among other things, part of the cash consideration payable to the existing equityholders of World Kitchen and certain fees, commissions and expenses in connection with the business combination.

        As disclosed in connection with our initial public offering on a registration statement filed with the Securities and Exchange Commission on Form S-1 (Reg. No. 333-203500) that became effective on May 19, 2015, if our initial business combination (as defined in the amended and restated memorandum and articles of association of GPIA) is paid for using equity or debt securities, or not all of the funds released from the trust account are used for payment of the consideration in connection with our initial business combination or used for redemptions of our ordinary shares, we may apply the balance of the cash released to us from the trust account for general corporate purposes, including for maintenance or expansion of operations of post-transaction businesses, the payment of principal or interest due on indebtedness incurred in completing our initial business combination, to fund the purchase of other companies or for working capital. Accordingly, after consummation of the merger and after payment to public shareholders who elected to redeem their WDKN public shares, the funds in the trust account will be released to WDKN (as successor to GPIA as a result of the domestication) and used by WDKN to pay expenses incurred in connection with the business combination with World Kitchen and a fee to the underwriters of our initial public offering, and certain other fees to GPIA's and World Kitchen's advisors. Any remaining balance in the trust account would thereafter be available for general corporate purposes, including, but not limited to, working capital for operations, capital expenditures and future potential acquisitions.

        All GPIA shareholders are cordially invited to attend the general meeting in person. To ensure your representation at the general meeting, however, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If you are a shareholder of record holding GPIA ordinary shares, you also may cast your vote in person at the general meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the general meeting and vote in person, obtain a proxy from your broker or bank. If you do not vote or do not instruct your broker or bank how to vote, it will have no effect on the proposals because such action would not count as a vote cast at the general meeting.

        Your vote is important regardless of the number of shares you own. Whether you plan to attend the general meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in "street name" or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

        Your attention is directed to the proxy statement/prospectus accompanying this notice (including the annexes thereto) for a more complete description of the proposed business combination and related transactions and each of the proposals. We encourage you to read the accompanying proxy statement/prospectus carefully. If you have any questions or need assistance voting your ordinary shares, please contact Morrow & Co., LLC, our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing GPIA.info@morrowco.com.

        Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors,
[•], 2016
/s/ ANTONIO BONCHRISTIANO Antonio Bonchristiano Chief Executive Officer, Chief Financial Officer and Director

        IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL NOT BE VOTED IN FAVOR OF EACH OF THE PROPOSALS. TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (I) IF YOU HOLD ORDINARY SHARES THROUGH UNITS, ELECT TO SEPARATE YOUR UNITS INTO THE UNDERLYING PUBLIC SHARES AND PUBLIC WARRANTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE PUBLIC SHARES, (II) SUBMIT A WRITTEN REQUEST TO CONTINENTAL STOCK TRANSFER & TRUST COMPANY, GPIA'S TRANSFER AGENT, THAT WDKN REDEEM YOUR WDKN PUBLIC SHARES FOR CASH, AND (III) DELIVER YOUR ORDINARY SHARES TO CONTINENTAL STOCK TRANSFER & TRUST COMPANY, GPIA'S TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY USING DEPOSITORY TRUST COMPANY'S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE "EXTRAORDINARY GENERAL MEETING OF GPIA SHAREHOLDERS—REDEMPTION RIGHTS" IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the transactions described in the accompanying proxy statement/prospectus, passed upon the merits or fairness of the merger agreement or the transactions contemplated thereby, or passed upon the adequacy or accuracy of the accompanying proxy statement/prospectus. Any representation to the contrary is a criminal offense.

PRELIMINARY—SUBJECT TO COMPLETION, DATED JULY 28, 2016

The information in this preliminary proxy statement/prospectus is not complete and may be changed. The registrant may not sell the securities described herein until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS
OF
GP INVESTMENTS ACQUISITION CORP.

PROSPECTUS FOR
17,250,000 UNITS (EACH UNIT COMPRISING ONE SHARE OF COMMON STOCK AND
ONE-HALF OF A WARRANT), 17,250,000 SHARES OF COMMON STOCK,
8,625,000 WARRANTS TO ACQUIRE SHARES OF COMMON STOCK AND
9,000,000 SHARES OF COMMON STOCK
OF
WORLD KITCHEN GROUP, INC.

           The board of directors of GP Investments Acquisition Corp., a Cayman Islands exempted corporation ("GPIA"), has unanimously approved the merger (the "merger") of Let's Go Acquisition Corp., GPIA's wholly-owned subsidiary ("Let's Go"), with and into WKI Holding Company, Inc., a Delaware corporation ("World Kitchen"), in accordance with the terms and subject to the conditions of an agreement and plan of merger, dated as of April 19, 2016, as amended by Amendment No. 1 thereto, dated July 28, 2016 (the "merger agreement amendment") (as so amended, the "merger agreement"), by and among GPIA, Let's Go, World Kitchen and, solely in its capacity as the initial Holder Representative (as defined in the merger agreement), WKI Group, LLC (the "Holder Representative") and in respect of the merger agreement amendment, for the limited purposes set forth therein, certain stockholders of World Kitchen. The merger will result in World Kitchen becoming a wholly-owned subsidiary of WDKN (as defined below).

           As described in this proxy statement/prospectus, GPIA's shareholders are being asked to consider and vote upon (among other things) the proposed merger with World Kitchen, a privately held operating company.

           As a condition to closing the merger, the board of directors of GPIA has unanimously approved a change of GPIA's jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the "domestication"). To effect the domestication, GPIA will file a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which GPIA will be domesticated and continue as a Delaware corporation, at which time GPIA will change its name, in connection with the effectiveness of the merger, to "World Kitchen Group, Inc.". We refer to GPIA following effectiveness of the domestication as "WDKN". On the effective date of the domestication, each currently issued and outstanding ordinary share, par value $0.0001 per share, of GPIA (the "GPIA ordinary shares") automatically will convert by operation of law, on a one-for-one basis, into shares of common stock, par value $0.0001 per share, of World Kitchen Group, Inc. ("WDKN common stock"). Similarly, our outstanding warrants will become warrants to acquire the corresponding shares of WDKN common stock and no other changes will be made to the terms of any outstanding warrants as a result of the domestication. In addition, our outstanding units will become units of WDKN and no other changes will be made to the terms of any outstanding units as a result of the domestication.

           In accordance with the terms and subject to the conditions of the merger agreement, upon completion of the merger, each share of then-issued and outstanding World Kitchen common stock (other than shares of common stock, if any, held as treasury stock, which will be cancelled upon the effectiveness of the merger) automatically will be cancelled and converted into and become the right to receive the applicable portion of the merger consideration. In accordance with the terms and subject to the conditions of the merger agreement and subject to certain adjustments set forth therein, the aggregate purchase price for the merger and related transactions is $500 million, which amount will be (i) reduced by, among other things set forth in the merger agreement, the amount of the indebtedness of World Kitchen existing on the Closing Date (as defined in the merger agreement) of the merger; and (ii) increased by, among other things set forth in the merger agreement, the cash and cash equivalents held by or on behalf of World Kitchen on the Closing Date of the merger (as adjusted in accordance with the terms of the merger agreement, the "merger consideration"). The merger consideration will be apportioned between cash and WDKN common stock valued at $10.00 per share, in the proportion of 75% cash consideration to 25% stock consideration. The precise amount of such adjustments is to be calculated as of the closing date and is therefore not currently known; however, based on information available to it as of the date of this proxy statement/prospectus, GPIA estimates, assuming a closing as of August 31, 2016, a downward adjustment of approximately $257,500,000. This estimated adjustment figure represents the net result of (A) a downward adjustment of approximately $264,300,000 in respect of World Kitchen's closing date indebtedness, (B) an upward adjustment of approximately $13,300,000 in respect of World Kitchen's closing date cash and cash equivalents, (C) a downward adjustment of approximately $8,000,000 in respect of World Kitchen's unpaid transaction expenses, (D) an upward adjustment of approximately $2,700,000 in respect of the SAT Bond Collateral (as defined in the merger agreement) and (E) a downward adjustment of approximately $1,300,000, in each case, rounded to the nearest hundred thousand dollars and representing GPIA's good faith estimate of such items (other than those items for which specified amounts are prescribed in the merger agreement) and based on an estimated closing date of August 31, 2016. A reconciliation of this estimated adjustment figure based on an assumed closing date of August 31, 2016 to historical financial figures for March 31, 2016 can be found on page 105 of this proxy statement/prospectus. Based on (i) such estimated adjustment, (ii) the 75% cash and 25% WDKN common stock apportionment of the resultantly calculated merger consideration and (iii) the further reduction of the cash portion of such merger consideration, in accordance with the terms of the merger agreement, to account for amounts placed into escrow and allocated for expenses of the holder represented, upon consummation of the business combination the current equityholders of World Kitchen will receive approximately $171,900,000 in cash and 6,062,282 shares of WDKN common stock (equating to approximately $60,600,000 (rounded to the nearest hundred thousand dollars)). The aggregate stock consideration is subject to adjustment to appropriately reflect the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change prior to consummation of the merger, although no such events are currently contemplated.

           The cash portion of the merger consideration is also subject to (i) a purchase price escrow of $5,000,000 for any post-closing adjustments to the purchase price, (ii) an indemnification escrow of $5,000,000 for any indemnification claims by WDKN under the merger agreement and (iii) a Holder Representative reserve of $1,000,000 to satisfy expenses of the Holder Representative under the merger agreement.

           The domestication, together with the merger, is sometimes referred to as the "business combination".

           Accordingly, this prospectus covers 17,250,000 units of WDKN (each unit representing one share of common stock and one-half of one warrant) to be issued in the domestication, (ii) 17,250,000 shares of common stock of WDKN to be issued in the domestication, (iii) 8,625,000 warrants to acquire shares of common stock of WDKN to be issued in the domestication and (iv) the number of shares of common stock of WDKN that could be issued to the equityholders of World Kitchen in respect of the portion of the merger consideration payable to them pursuant to the merger agreement. In accordance with the terms and subject to the conditions of the merger agreement, 25% of the consideration payable to World Kitchen's stockholders will be in the form of the shares referred to in clause (iv) above and registered pursuant hereto. As the exact amount of the consideration is subject to adjustment at the closing of the proposed business combination, the number of shares referred to in clause (iv) in the preceding sentence represents GPIA's good faith estimate of the estimated maximum number of shares of WDKN to be paid to such stockholders in respect of the merger consideration, based on a per-share issuance price of $10.00 per share.

           As of the date of this proxy statement/prospectus, there are 21,562,500 GPIA ordinary shares outstanding, of which our Sponsor, GPIC, Ltd., a Bermuda company (our "Sponsor"), an affiliate of GP Investments, Ltd., owns 4,252,500 ordinary shares, and our independent directors own an aggregate of 60,000 ordinary shares. In addition, our Sponsor owns 6,062,500 warrants (the "private placement warrants") that were issued in a private placement that closed simultaneously with the closing of our initial public offering on May 26, 2015 (our

"initial public offering") and an affiliate of our Sponsor owns 52,100 warrants that were acquired by such affiliate in the secondary market following our initial public offering. As at the date of this proxy statement/prospectus, there is outstanding an aggregate of 14,687,500 warrants to acquire GPIA ordinary shares, which comprise the 6,062,500 private placement warrants held by our Sponsor and the 8,625,000 public warrants, of which 52,100 are held by an affiliate of our Sponsor. Each of the 17,250,000 units issued in our initial public offering contains one-half of a warrant. Each warrant entitles the holder thereof to purchase one GPIA ordinary share and, following the domestication, will entitle the holder thereof to purchase one WDKN common share. Therefore, as at the date of this proxy statement/prospectus, if we assume that each outstanding warrant is exercised and one ordinary share is issued as a result of such exercise, our fully diluted share capital would be 36,250,000 ordinary shares.

           Assuming consummation of the business combination as of August 31, 2016, immediately following the consummation of the business combination (without taking into account any GPIA ordinary shares held by World Kitchen equityholders prior to the consummation of the business combination, and assuming (i) that WDKN issues 6,062,282 shares of WDKN common stock to the former equityholders of World Kitchen pursuant to the merger agreement, (ii) that our Sponsor subscribes for 5,000,000 common shares pursuant to its equity commitment at or prior to the consummation of the business combination and (iii) that no public shareholders exercise their redemption rights), the former equityholders of World Kitchen (other than the holders of World Kitchen's stock appreciation rights (sometimes referred to in this proxy statement/prospectus as "SARs"), who will receive only cash in respect of their applicable portion of the merger consideration) are expected to own approximately 18.6% of WDKN's common stock (or 12.8% of WDKN's common stock on a fully-diluted basis) and our current shareholders are expected to own approximately 81.4% of WDKN's common stock (or 87.2% of WDKN's common stock on a fully-diluted basis), which comprises (i) 28.6% of WDKN's common stock (or 32.5% of our common stock on a fully-diluted basis) expected to be owned by our initial shareholders and (ii) 52.9% of WDKN's common stock (or 54.7% of WDKN's common stock on a fully-diluted basis) expected to be owned by our public shareholders.

           Assuming consummation of the business combination as of August 31, 2016, immediately following the consummation of the business combination (without taking into account any GPIA ordinary shares held by World Kitchen equityholders prior to the consummation of the business combination, and assuming (i) WDKN issues 6,062,282 shares of WDKN common stock to the former equityholders of World Kitchen pursuant to the merger agreement, (ii) that our Sponsor subscribes for 5,800,000 common shares pursuant to its equity commitment at or prior to the consummation of the business combination and (iii) that holders of 30% of the outstanding GPIA ordinary shares elect to redeem their ordinary shares in connection with the merger), the former equityholders of World Kitchen (other than the holders of World Kitchen's SARs, who will receive only cash in respect of their applicable portion of the merger consideration) are expected to own approximately 21.4% of WDKN's common stock (or 14.1% of WDKN's common stock on a fully-diluted basis) and our current shareholders are expected to own approximately 78.6% of WDKN's common stock (or 85.9% of WDKN's common stock on a fully-diluted basis), which comprises (i) 35.7% of WDKN's common stock (or 37.6% of our common stock on a fully-diluted basis) expected to be owned by our initial shareholders and (ii) 42.9% of WDKN's common stock (or 48.3% of WDKN's common stock on a fully-diluted basis) expected to be owned by our public shareholders.

           We have entered into a stockholder letter agreement, dated April 19, 2016 (the "stockholder letter agreement"), with W Capital Partners II, L.P. ("W Capital"), Oaktree Capital Management, L.P., on behalf of certain funds and accounts it manages that hold World Kitchen common stock (collectively, "Oaktree" and, together with W Capital, the "Principal Stockholders"), and Mr. Carl Warschausky, Mr. Stephen Earhart, Ms. Lee Muir, Ms. Kris Malkoski, Mr. Jonathan Freeman, Ms. Deborah Paskin and Mr. Ed Flowers (collectively, the "Lock-up Stockholders"). Pursuant to the stockholder letter agreement, among other things, the Principal Stockholders and the Lock-up Stockholders have agreed not to transfer or otherwise dispose of any shares of WDKN common stock that they receive upon consummation of the merger for a period of 12 months from the consummation of the merger (the "lock-up period"), subject to certain exceptions, including, among other things, (i) if any of our Sponsor, our Sponsors' members, GPIA, or GPIA's officers or directors (including, after the business combination, the Nominee Director (as defined in the merger agreement)) is granted an early release from the lock-up restrictions described in paragraphs 7(a) and 7(b) of the Insider Letter, dated May 19, 2015, which is Exhibit 10.4 to the registration statement of which this proxy statement/prospectus forms a part (the "insider letter agreement") and (ii) in months 6 through 12 of the lock-up period if the 20 trading day volume weighted average price of WDKN common stock exceeds a specified price per share. Immediately following the consummation of the business combination (without taking into account any GPIA ordinary shares held by World Kitchen equityholders prior to the consummation of the business combination, and assuming (i) that our Sponsor subscribes for 5,000,000 common shares pursuant to its equity commitment at or prior to the consummation of the business combination, (ii) that WDKN issues 6,062,282 shares of WDKN common stock to the former equityholders of World Kitchen pursuant to the merger agreement and (iii) that no public shareholders exercise their redemption rights), the Principal Stockholders and the Lock-up Stockholders are expected to hold approximately 11.7% and 1.1%, respectively, of the outstanding WDKN common stock (or 8.1% and 0.8%, respectively, of WDKN's common stock on a fully-diluted basis).

           Proposals to approve the merger agreement and the other matters discussed in this proxy statement/prospectus will be presented at the an extraordinary general meeting of the shareholders (the "general meeting") of GPIA scheduled to be held on [    •    ], 2016.

           GPIA's units, ordinary shares and warrants are currently listed on the NASDAQ Capital Market ("NASDAQ") under the symbols "GPIAU", "GPIA" and "GPIAW", respectively. GPIA has applied for listing, to be effective at the time of the merger, of its units, common stock and warrants on NASDAQ under the proposed symbols "WDKNU", "WDKN" and "WDKNW", respectively. It is a condition of the consummation of the merger that GPIA receive confirmation from NASDAQ that the combined company meets the listing conditions of the exchange, but there can be no assurance such listing conditions will be met or that GPIA will obtain such confirmation from NASDAQ. If such listing conditions are not met or if such confirmation is not obtained, the business combination will not be consummated unless the NASDAQ condition set forth in the merger agreement is waived by the parties.

           In this proxy statement/prospectus, (i) the term "ordinary shares" is used to refer to the ordinary share capital of GPIA, (ii) the term "public shares" is used to refer to the ordinary shares that were offered and sold by GPIA in its initial public offering that was registered pursuant to the Registration Statement on Form S-1 (333-203500), (iii) the term "public shareholders" refers to holders of public shares, whether acquired in our initial public offering or acquired in the secondary market, (iv) the term "public warrants" refers to the warrants to acquire GPIA ordinary shares that were offered and sold by GPIA in its initial public offering that was registered pursuant to the Registration Statement on Form S-1 (333-203500), (v) the term "initial shareholders" means our Sponsor and our independent directors at the time of our initial public offering, and (vi) the term "founder shares" refers to the ordinary shares that are held by our Sponsor and our independent directors, which comprise 4,312,500 ordinary shares, or 20.0% of our of the GPIA ordinary shares outstanding as of the date of this proxy statement/prospectus.

           This proxy statement/prospectus provides you with detailed information about the merger and other matters to be considered at the general meeting of GPIA's shareholders. We encourage you to carefully read this entire document and the documents incorporated herein by reference. You should also carefully consider the risk factors described in "Risk Factors" beginning on page 58 of this proxy statement/prospectus.

           These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated [    •    ], 2016, and is first being mailed to GPIA shareholders on or about [    •    ], 2016.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	2
QUESTIONS AND ANSWERS ABOUT THE PROPOSALS	4
SUMMARY OF THE PROXY STATEMENT/PROSPECTUS	23
SELECTED HISTORICAL FINANCIAL INFORMATION OF GP INVESTMENTS ACQUISITION CORP.	49
SELECTED HISTORICAL FINANCIAL INFORMATION OF WKI HOLDING COMPANY, INC.	51
SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	53
COMPARATIVE PER SHARE DATA	55
MARKET PRICE AND DIVIDEND INFORMATION	57
RISK FACTORS	58
EXTRAORDINARY GENERAL MEETING OF GPIA SHAREHOLDERS	96
THE MERGER PROPOSAL	104
THE DOMESTICATION PROPOSAL	151
THE ORGANIZATIONAL DOCUMENTS PROPOSALS	154
ORGANIZATIONAL DOCUMENTS PROPOSAL A—APPROVAL OF AUTHORIZATION OF ADDITIONAL SHARES OF COMMON STOCK OF WDKN, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS	158
ORGANIZATIONAL DOCUMENTS PROPOSAL B—APPROVAL OF PROPOSAL REGARDING ISSUANCE OF PREFERRED STOCK OF WDKN AT THE BOARD OF DIRECTORS' SOLE DISCRETION, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS	160
ORGANIZATIONAL DOCUMENTS PROPOSAL C—APPROVAL OF STANDARD AND VOTE REQUIRED FOR DIRECTOR REMOVAL, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS	162
ORGANIZATIONAL DOCUMENTS PROPOSAL D—APPROVAL OF PROPOSAL REGARDING THE ABILITY OF STOCKHOLDERS TO CALL A SPECIAL MEETING, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS	164
ORGANIZATIONAL DOCUMENTS PROPOSAL E—APPROVAL OF PROPOSAL REGARDING THE ABILITY OF STOCKHOLDERS TO ACT BY WRITTEN CONSENT, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS	166
ORGANIZATIONAL DOCUMENTS PROPOSAL F—APPROVAL OF THRESHOLD FOR STOCKHOLDER VOTE TO AMEND (1) CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND (2) THE BYLAWS OF WDKN, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS	168
ORGANIZATIONAL DOCUMENTS PROPOSAL G—APPROVAL OF THE ELECTION NOT BE GOVERNED BY SECTION 203 OF THE DGCL
ORGANIZATIONAL DOCUMENTS PROPOSAL H—APPROVAL OF OTHER CHANGES IN CONNECTION WITH ADOPTION OF THE PROPOSED ORGANIZATIONAL DOCUMENTS	170
THE STOCK ISSUANCE PROPOSAL	176
THE INCENTIVE PLAN PROPOSAL	178
THE ADJOURNMENT PROPOSAL	185
U.S. FEDERAL INCOME TAX CONSIDERATIONS	186
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	196
COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS	211
OTHER INFORMATION RELATED TO GP INVESTMENTS ACQUISITION CORP.	214
INFORMATION ABOUT WORLD KITCHEN	226

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ii

REFERENCES TO ADDITIONAL INFORMATION

        This proxy statement/prospectus incorporates important information that is not included in or delivered with this proxy statement/prospectus. This information is available for you to review at the SEC's public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and through the SEC's website at www.sec.gov.

        You may request copies of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other information concerning GPIA, without charge, by written request to Mr. Antonio Bonchristiano, GP Investments Acquisition Corp., 150 E. 52nd Street, Suite 5003, New York, NY 10022, or by telephone request at (212) 430-4340; or Morrow & Co., LLC, our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing GPIA.info@morrowco.com, or from the SEC through the SEC website at the address provided above.

        In order for you to receive timely delivery of the documents in advance of the general meeting of shareholders of GPIA to be held on [    •    ], 2016, you must request the information no later than five business days prior to the date of the general meeting, by [    •    ], 2016.

 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        Certain statements in this proxy statement/prospectus and in any document incorporated by reference herein may constitute "forward-looking statements" for purposes of the federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding our or our management team's expectations, hopes, beliefs, intentions or strategies regarding the future. The information included in this proxy statement/prospectus in relation to World Kitchen has been provided by World Kitchen and its management, and forward-looking statements include statements relating to World Kitchen's management team's expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words "anticipate", "believe", "continue", "could", "estimate", "expect", "intends", "may", "might", "plan", "possible", "potential", "predict", "project", "should", "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this proxy statement/prospectus and in any document incorporated by reference herein may include, for example, statements about:

  •
  our ability to complete the business combination with World Kitchen or, if we do not consummate the business combination, any other initial business combination;

  •
  satisfaction of conditions to the business combination, including those relating to the number and percentage of the public shareholders voting against the proposals at the general meeting and/or seeking redemption of their public shares;

  •
  the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement;

  •
  the ability to obtain and/or maintain the listing of WDKN's common stock on NASDAQ following the business combination;

  •
  our ability to raise financing in the future;

  •
  our success in retaining or recruiting, or changes required in, our officers, key employees or directors following our initial business combination;

  •
  our officers and directors allocating their time to other businesses and potentially having conflicts of interest with our business or in approving the business combination, as a result of which they would then receive expense reimbursements;

  •
  our potential ability to obtain financing to complete the business combination;

  •
  our public securities' potential liquidity and trading;

  •
  the use of proceeds not held in the trust account or available to us from interest income on the trust account balance; and

  •
  factors relating to the business, operations and financial performance of World Kitchen, including:

  •
  World Kitchen's substantial amount of indebtedness following the business combination;

  •
  market conditions and global and economic conditions and other factors beyond World Kitchen's control;

  •
  intense competition and competitive pressures from other companies worldwide in the industries in which World Kitchen operates;

  •
  customer purchase practices, as well as changes at World Kitchen's large customers, or actions taken by them, and consolidation in the retail industry;

    •
    risks resulting from World Kitchen's international operations, including use of international suppliers, exchange rate fluctuations and transportation disruptions;

    •
    litigation and the ability to adequately protect World Kitchen's intellectual property rights;

    •
    reputational risks, product liability claims or recalls;

    •
    the regulatory framework under which World Kitchen operates, including various environmental, health and safety requirements; and

    •
    other factors detailed under the section entitled "Risk Factors—Risks Related to World Kitchen's Business, Operations and Industry".

        The forward-looking statements contained in this proxy statement/prospectus and in any document incorporated by reference herein are based on current expectations and beliefs concerning future developments and their potential effects on us and/or World Kitchen. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control or the control of World Kitchen) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading "Risk Factors" beginning on page 58. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

        Before a shareholder grants its proxy or instructs how its vote should be cast or vote on the proposals to be put to the general meeting, it should be aware that the occurrence of the events described in the "Risk Factors" section and elsewhere in this proxy statement/prospectus may adversely affect GPIA, WDKN (following the domestication) and/or World Kitchen.

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

Q:
Why am I receiving this proxy statement/prospectus?

A:
GPIA is proposing to acquire World Kitchen. GPIA and World Kitchen have agreed to a business combination under the terms of the Agreement and Plan of Merger, dated as of April 19, 2016, as amended by Amendment No. 1 thereto, dated July 28, 2016 (the "merger agreement amendment"), which is described in this proxy statement/prospectus and is referred to, as so amended, as the "merger agreement". Copies of the merger agreement and the merger agreement amendment are attached to this proxy statement/prospectus as Annex A-1 and Annex A-2, respectively, and GPIA encourages its shareholders to read it in its entirety. The merger agreement, among other things, provides for the merger of GPIA's wholly-owned subsidiary, Let's Go, with and into World Kitchen, with World Kitchen surviving the merger and becoming a wholly-owned subsidiary of WDKN, which is referred to as the "merger". Consummation of the merger requires the approval of shareholders holding a majority of the outstanding ordinary shares voting at a general meeting of shareholders that is being called by GPIA.

The consummation of the merger is conditional, among other things, on the domestication of GPIA to Delaware. Accordingly, in addition to voting on the merger, GPIA's shareholders also are being asked to consider and vote upon a proposal to (i) approve a change of GPIA's jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware, which is referred to as the "domestication", and replace the current amended and restated memorandum (the "Existing Memorandum") and articles of association (the "Existing Articles" and, together with the Existing Memorandum, the "Existing Organizational Documents") of GPIA, in each case, under the Cayman Islands Companies Law (2013 Revision) (the "Cayman Islands Companies Law") with a new certificate of incorporation (the "Proposed Charter") and bylaws (the "Proposed Bylaws" and, together with the Proposed Charter, the "Proposed Organizational Documents") of WDKN, in each case, under the Delaware General Corporation Law (the "DGCL"), which differ materially from the Existing Organizational Documents in the following respects:

	Existing Organizational Documents	Proposed Organizational Documents
Authorized Shares (Organizational Documents Proposal A)	The Existing Organizational Documents authorize 420,000,000 shares, consisting of 400,000,000 common shares and 20,000,000 preferred shares.	The Proposed Organizational Documents authorize 620,000,000 shares, consisting of 600,000,000 shares of common stock and 20,000,000 shares of preferred stock.
	See paragraph 5 of the Existing Memorandum.	See Article Fourth of the Proposed Charter.

	Existing Organizational Documents	Proposed Organizational Documents
Authorize the Board of Directors to Issue Preferred Stock Without Stockholder Consent (Organizational Documents Proposal B)	The Existing Organizational Documents authorize the issuance of 20,000,000 preferred shares with such designation, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered under the Existing Organizational Documents, without shareholder approval, to issue preferred shares with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of ordinary shares.	The Proposed Organizational Documents authorize the board of directors to issue all or any shares of preferred stock in one or more classes or series and to fix for each such class or series such voting powers, full or limited, or no voting powers, and such distinctive designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as the board of directors may determine.
	See paragraph 5 of the Existing Memorandum and Article 3 of the Existing Articles.	See Article Fourth of the Proposed Charter.
Removal of Directors Only For Cause (Organizational Documents Proposal C)
Upon the first to occur of the consummation of any business combination and the distribution of the trust fund, the Existing Organizational Documents provide that the directors of GPIA may be removed by an ordinary resolution (being a resolution passed by a simple majority of the shareholders as, being entitled to do so, vote at a general meeting and includes an unanimous written resolution).
The Proposed Organizational Documents provide that the directors of WDKN may only be removed for cause and only by the affirmative vote of at least two-thirds of the issued and outstanding voting power of the capital stock of WDKN. Additionally, a decrease in the size of the board of directors will not have the effect of removing any incumbent director before his or her term expires.
	See Article 28 of the Existing Articles.	See Article Sixth of the Proposed Charter and Section 3.1 of the Proposed Bylaws.
Ability of Stockholders to Call a Special Meeting (Organizational Documents Proposal D)
The Existing Organizational Documents provide that the board of directors shall, on a shareholders' requisition, proceed to convene an extraordinary general meeting of GPIA, provided that the requesting shareholder holds not less than 10% in par value of the issued shares entitled to vote at a general meeting.

See Article 19 of the Existing Articles.

The Proposed Organizational Documents permit the stockholders who hold at least two-thirds of the outstanding capital stock of WDKN to call a special meeting.

See Article Eighth of the Proposed Charter.

	Existing Organizational Documents	Proposed Organizational Documents
Shareholder/Stockholder Written Consent In Lieu of a Meeting (Organizational Documents Proposal E)	The Existing Organizational Documents provide that resolutions may be passed by a vote in person, by proxy at a general meeting, or by unanimous written resolution.

See Article 1 of the Existing Articles.

The Proposed Organizational Documents allow stockholders to vote in person or by proxy at a meeting of stockholders, but prohibit the ability of stockholders to act by written consent in lieu of a meeting.

See Article Ninth of the Proposed Charter.

Amendments of Organizational Documents (Organizational Documents Proposal F)
The Existing Organizational Documents require a special resolution (being either (i) a resolution passed by a majority of at least two-thirds of GPIA's shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution or (ii) a unanimous written resolution of GPIA's shareholders) to amend the Existing Organizational Documents.

See Article 17 of the Existing Articles.

The Proposed Organizational Documents require the affirmative vote of at least two-thirds of voting power of the WDKN's then outstanding capital stock entitled to vote to amend either of the Proposed Charter (other than the articles thereof relating to the WDKN's name, address and registered office, purpose and matters related to WDKN's common and preferred stock) and the Proposed Bylaws, subject to certain exceptions.

See Articles Thirteenth and Fourteenth of the Proposed Charter.

Opt Out of DGCL §203 (Organizational Documents Proposal G)	The Existing Organizational Documents do not contain a provision relating to Section 203 of the DGCL.
The Proposed Organizational Documents provide that WDKN will not be governed by Section 203 of the DGCL and, instead, include a provision that is substantially similar to Section 203 but carves out our Sponsors and its successors, certain affiliates and each of their transferees from the definition of "interested stockholder".

See Article Eleventh of the Proposed Charter.

Corporate Name (Organizational Documents Proposal H)	The Existing Organizational Documents provide the name of the company is "GP Investments Acquisition Corp.".	The Proposed Organizational Documents provide the new name of the corporation to be "World Kitchen Group, Inc.".
	See paragraph 1 of the Existing Memorandum.	See Article First of the Proposed Charter.

	Existing Organizational Documents	Proposed Organizational Documents
Perpetual Existence (Organizational Documents Proposal H)	The Existing Organizational Documents provide that if we do not consummate a business combination (as defined in our Existing Organizational Documents) by 24 months after the closing of our initial public offering, GPIA shall cease all operations except for the purposes of winding up and shall redeem the shares issued in our initial public offering and liquidate our trust account.

See Article 48 of the Existing Articles.

The Proposed Organizational Documents do not include any provisions relating to WDKN's ongoing existence; the default under the DGCL will make WDKN's existence perpetual.

This is the default rule under the DGCL.

Exclusive Jurisdiction (Organizational Documents Proposal H)	The Existing Organizational Documents do not contain a provision adopting an exclusive forum for certain stockholder litigation.	The Proposed Organizational Documents adopt Delaware as the exclusive forum for certain stockholder litigation. See Section 9.1 of the Proposed Bylaws.
Corporate Opportunities (Organizational Documents Proposal H)
The Existing Organizational Documents contain certain allowances in relation to a business combination (as defined in such documents) with an affiliate of our Sponsor or our own directors or executive officers.

See Article 48 of the Existing Articles.

The Proposed Organizational Documents grant a waiver regarding corporate opportunities to WDKN's directors (although WDKN does not renounce any interest or expectancy in business opportunities presented to a director in his or her capacity as a director).

See Article Twelfth of the Proposed Charter.

Provisions Related to Status as Blank Check Company (Organizational Documents Proposal H)
The Existing Organizational Documents set forth various provisions related to our status as a blank check company prior to the consummation of a business combination.

See Article 48 of the Existing Articles.

The Proposed Organizational Documents do not include such provisions related to our status as a blank check company, which no longer will apply upon consummation of the business combination, as we will cease to be a blank check company at such time.

        On the effective date of the domestication, each currently issued and outstanding ordinary share, par value $0.0001 per share, of GPIA automatically will convert by operation of law, on a one-for-one basis, into shares of common stock, par value $0.0001 per share, of WDKN.

        We sometimes refer to the domestication and the merger together as the "business combination".

        Under the merger agreement, the approval of the merger proposal, the domestication proposal, the organizational documents proposals, the stock issuance proposal and the incentive plan proposal (which we sometimes refer to as the "condition precedent proposals") are conditions to the consummation of the merger. If our public shareholders do not approve each of the condition precedent proposals, then unless this condition is waived by GPIA, Let's Go and World Kitchen, the merger agreement could terminate and the proposed business combination may not be consummated.

There can be no assurance that GPIA, Let's Go and World Kitchen would waive such provision of the merger agreement.

        In addition to the foregoing proposals, the shareholders also may be asked to consider and vote upon a proposal to adjourn the general meeting to a later date or dates to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the general meeting, each of the condition precedent proposals have not been approved. See "The Adjournment Proposal".

        GPIA will hold the general meeting of its shareholders to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the proposed merger and the other matters to be acted upon at the general meeting. Shareholders should read it carefully.

        After careful consideration, GPIA's board of directors has determined that the merger proposal, the domestication proposal, each of the organizational documents proposals, the stock issuance proposal, the incentive plan proposal and the adjournment proposal are in the best interests of GPIA and its shareholders and unanimously recommends that you vote or give instruction to vote "FOR" each of those proposals.

        The existence of financial and personal interests of GPIA's directors may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of GPIA and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled "The Merger Proposal—Interests of GPIA's Directors and Officers in the Merger" for a further discussion of this.

        THE VOTE OF SHAREHOLDERS IS IMPORTANT. SHAREHOLDERS ARE ENCOURAGED TO VOTE AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS.

Q:
Why is GPIA proposing the merger?

A:
GPIA was organized to effect a merger, capital stock exchange, asset acquisition or other similar business combination with one or more businesses or entities.

World Kitchen is a leading multinational manufacturer and marketer of houseware products whose portfolio of brands includes Corelle, Pyrex, CorningWare and Snapware, among others. Based on its due diligence investigations of World Kitchen and the industry in which it operates, including the financial and other information provided by World Kitchen in the course of GPIA's due diligence investigations, GPIA believes that a business combination with World Kitchen will provide GPIA shareholders with an opportunity to participate in a company with significant growth potential, a presence in high growth emerging markets, leading market share and iconic brands. Additionally, World Kitchen has a diverse, global footprint across multiple brands, channels and geographies, a track record of industry-leading innovation and proprietary technology, a stable growth profile and attractive cash flow generation, each of which GPIA believes will foster significant growth (both organically and inorganically) and value creation. However, there is no assurance of this. See "The Merger Proposal—GPIA's Board of Directors' and the Special Transaction Committee's Reasons for Approval of the Merger".

Q:
What will World Kitchen's equityholders receive in return for the acquisition of World Kitchen by GPIA?

A:
In accordance with the terms and subject to the conditions of the merger agreement, upon completion of the business combination, each share of outstanding World Kitchen common stock (other than shares of common stock, if any, held as treasury stock, which will be cancelled upon the effectiveness of the merger) will be cancelled and converted into and become the right to receive the applicable portion of the merger consideration. Further, whether vested or unvested, each (i) Time-Based Option, (ii) Performance-Based Option (assuming attainment of full performance targets) and (iii) SAR (in each case, as defined in the merger agreement), granted for compensatory purposes to a World Kitchen employee or outside World Kitchen director or other service provider under a World Kitchen incentive plan automatically will be cancelled and converted into the right to receive the applicable portion of the merger consideration as more particularly set forth in the merger agreement. The merger consideration for SARs is payable entirely in cash.

  In accordance with the terms and subject to the conditions of the merger agreement and subject to certain adjustments set forth therein, the aggregate purchase price for the merger and related transactions is $500 million, which amount will be (i) reduced by, among other things set forth in the merger agreement, the amount of the indebtedness of World Kitchen existing on the Closing Date of the merger; and (ii) increased by, among other things set forth in the merger agreement, the cash and cash equivalents held by or on behalf of World Kitchen on the Closing Date of the merger (as adjusted in accordance with the terms of the merger agreement, the "merger consideration"). The precise amount of such adjustments is to be calculated as of the closing date and is therefore not currently known; however, based on information available to it as of the date of this proxy statement/prospectus, GPIA estimates, assuming a closing as of August 31, 2016, a downward adjustment of approximately $257,500,000 as of such closing date. This estimated adjustment figure represents the net result of (A) a downward adjustment of approximately $264,300,000 in respect of World Kitchen's closing date indebtedness, (B) an upward adjustment of approximately $13,300,000 in respect of World Kitchen's closing date cash and cash equivalents, (C) a downward adjustment of approximately $8,000,000 in respect of World Kitchen's unpaid transaction expenses, (D) an upward adjustment of approximately $2,700,000 in respect of the SAT Bond Collateral (as defined in the merger agreement) and (E) a downward adjustment of approximately $1,300,000, in each case, rounded to the nearest hundred thousand dollars and representing GPIA's good faith estimate of such items (other than those items for which specified amounts are prescribed in the merger agreement) and based on an estimated closing date of August 31, 2016. A reconciliation of this estimated adjustment figure based on an assumed closing date of August 31, 2016 to historical financial figures for March 31, 2016 can be found on page 105 of this registration/proxy statement. The merger consideration will be apportioned between cash and WDKN common stock, valued at $10.00 per share, in the proportion of 75% cash consideration and 25% stock consideration. The cash portion of the merger consideration is also subject to (i) a purchase price escrow of $5,000,000 for any post-closing adjustments to the purchase price, (ii) an indemnification escrow for eighteen months from the date that the merger is consummated of $5,000,000 for any indemnification claims by WDKN under the merger agreement and (iii) a Holder Representative reserve of $1,000,000 to satisfy expenses of the Holder Representative under the merger agreement. Based on (i) such estimated adjustment, (ii) the 75% cash and 25% WDKN common stock apportionment merger consideration calculated based on such estimated adjustment and (iii) the further adjustment of the cash portion of such merger consideration as described in the foregoing sentence, assuming consummation of the business combination as of August 31, 2016, the current equityholders of World Kitchen will receive approximately $171,900,000 in cash and 6,062,282 shares of WDKN common stock (equating to approximately $60,600,000 (rounded to the nearest hundred thousand dollars)).

Q:
How will the cash consideration payable to World Kitchen's equityholders be funded?

A:
We intend to fund the cash consideration for the business combination and to pay fees and expenses incurred in connection with the business combination with the proceeds from (i) the $50.0 million equity commitment that our Sponsor has agreed to contribute to GPIA prior to consummation of the merger (together with up to an additional $8.0 million equity commitment to fund redemptions of common stock in excess of 25% but not more than 30% of the outstanding

  WDKN common stock in connection with the merger), (ii) our $275.0 million Term Loan Facility, which we intend to borrow in full on the date that the merger is consummated, (iii) if necessary or desirable, up to $25.0 million that we intend to borrow under our ABL Facility on the date that the merger is consummated, (iv) cash released from the trust account upon the consummation of the business combination, (v) any cash held by World Kitchen at the consummation of the business combination and (vi) net proceeds from the incremental equity issuances, if any. To the extent not utilized to consummate the business combination or repay the remainder of World Kitchen's existing indebtedness, the proceeds from the sources described above will be used for general corporate purposes, including, but not limited to, working capital for operations, capital expenditures and future potential acquisitions.

Q:
What equity stake will current GPIA shareholders and current World Kitchen equityholders hold in WDKN immediately after the consummation of the business combination?

A:
Assuming consummation of the business combination as of August 31, 2016, immediately following the consummation of the business combination (without taking into account any GPIA ordinary shares held by World Kitchen equityholders prior to the consummation of the business combination, and assuming (i) that our Sponsor subscribes for 5,000,000 common shares pursuant to its equity commitment at or prior to the consummation of the business combination, (ii) that WDKN issues 6,062,282 shares of WDKN common stock to the former equityholders of World Kitchen pursuant to the merger agreement and (iii) that no public shareholders exercise their redemption rights), the former equityholders of World Kitchen are expected to own approximately 18.6% of the outstanding WDKN common stock and the current holders of GPIA ordinary shares are expected to own approximately 81.4% of the outstanding WDKN common stock.

  Assuming consummation of the business combination as of August 31, 2016, immediately following the consummation of the business combination (without taking into account any GPIA ordinary shares held by World Kitchen equityholders prior to the consummation of the business combination, and assuming (i) that our Sponsor subscribes for 5,800,000 common shares pursuant to its equity commitment at or prior to the consummation of the business combination, (ii) that WDKN issues 6,062,282 shares of WDKN common stock to the former equityholders of World Kitchen pursuant to the merger agreement and (iii) that holders of 30% of the outstanding GPIA ordinary shares elect to redeem their ordinary shares in connection with the merger), the former equityholders of World Kitchen are expected to own approximately 21.4% of the outstanding WDKN common stock and the current holders of GPIA ordinary shares are expected to own approximately 78.6% of the outstanding WDKN common stock.

  There are currently outstanding an aggregate of 14,687,500 warrants to acquire GPIA ordinary shares, which comprise the 6,062,500 private placement warrants held by our Sponsor and the 8,625,000 public warrants, of which 52,100 are held by an affiliate of our Sponsor. Each of the 17,250,000 units issued in our initial public offering contains one-half of a warrant. Each warrant entitles the holder thereof to purchase one GPIA ordinary share and, following the domestication, will entitle the holder thereof to purchase one WDKN common share. Therefore, as of the date of this proxy statement/prospectus, if we assume that each outstanding warrant is exercised and one ordinary share is issued as a result of such exercise, our fully-diluted share capital would be 36,250,000 ordinary shares.

  Assuming consummation of the business combination as of August 31, 2016, immediately following the consummation of the business combination (without taking into account any GPIA ordinary shares held by World Kitchen equityholders prior to the consummation of the business combination, assuming (i) that our Sponsor subscribes for 5,000,000 common shares pursuant to its equity commitment at or prior to the consummation of the business combination, (ii) that WDKN issues 6,062,282 shares of WDKN common stock to the former equityholders of World Kitchen pursuant to the merger agreement and (iii) that no public shareholders exercise their redemption rights), calculated on a fully-diluted basis, the former equityholders of World Kitchen (other than the holders of World Kitchen's SARs, who will receive only cash in respect of their applicable portion of the merger consideration) are expected to own approximately 12.8% of the fully-diluted share capital of WDKN and the current holders of GPIA ordinary shares are expected to own approximately 87.2% of the fully-diluted share capital of WDKN.

  Assuming consummation of the business combination as of August 31, 2016, immediately following the consummation of the business combination (without taking into account any GPIA ordinary shares held by World Kitchen equityholders prior to the consummation of the business combination, assuming (i) that our Sponsor subscribes for 5,800,000 common shares pursuant to its equity commitment at or prior to the consummation of the business combination, (ii) that WDKN issues 6,062,282 shares of WDKN common stock to the former equityholders of World Kitchen pursuant to the merger agreement and (iii) that holders of 30% of the outstanding GPIA ordinary shares elect to redeem their ordinary shares in connection with the merger), calculated on a fully-diluted basis, the former equityholders of World Kitchen (other than the holders of World Kitchen's SARs, who will receive only cash in respect of their applicable portion of the merger consideration) are expected to own approximately 14.1% of the fully-diluted share capital of WDKN and the current holders of GPIA ordinary shares are expected to own approximately 85.9% of the fully-diluted share capital of WDKN

  Any incremental equity issuances to our Sponsor or its affiliates would further increase the relative percentage ownership of our Sponsor and, accordingly, would further increase the percentage ownership of the initial shareholders. Based on current assumptions underlying the sources and uses for funding the business combination, the incremental equity issuances, if any, would not result in dilution of the relative ownership interest of the non-redeeming public shareholders or the former equity holders of World Kitchen. As the amount of the incremental equity issuances, if any, is not currently known, GPIA cannot provide exact figures as to percentage ownership that may result therefrom.

Q:
What material negative factors did GPIA's board of directors consider in connection with the merger?

A:
Although the GPIA board of directors believes that a business combination with World Kitchen will provide GPIA shareholders with an opportunity to participate in a company with significant growth potential, a presence in high growth emerging markets, leading market share and iconic brands, the board of directors did consider certain potentially material negative factors in arriving at that conclusion. These factors include, among others, potential changes in purchasing and other practices by World Kitchen's customers (including pricing and payment terms), the risk that World Kitchen's customers introduce competing private label products and World Kitchen's exposure, as a global supplier and manufacturer, to foreign exchange risk. These factors are discussed in greater detail in the section entitled "The Merger Proposal—GPIA's Board of Director's and the Special Transaction Committee's Reasons for Approval of the Merger", as well as in the sections entitled "Risk Factors—Risks Related to World Kitchen's Business Operations and Industry".

Q:
Why is GPIA proposing the domestication?

A:
Our board of directors believes that there are significant advantages to WDKN that will arise as a result of a change of domicile to Delaware. Further, our board of directors believes that any direct benefit that Delaware law provides to a corporation also indirectly benefits the stockholders, who are the owners of the corporation. The board of directors believes that there are several reasons why a reincorporation in Delaware is in the best interests of Company and its shareholders, including, (i) the prominence, predictability and flexibility of Delaware law, (ii) Delaware's well-established principles of corporate governance and (iii) the increased ability for Delaware corporations to attract and retain qualified directors, each of foregoing as discussed in greater detail in the section entitled "The Domestication Proposal—Reasons for the Domestication".

  To effect the domestication, GPIA will file a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which GPIA will be domesticated and continue as a Delaware corporation, at which time GPIA will change its name, in connection with the effectiveness of the merger, to "World Kitchen Group, Inc.".

  The approval of the domestication proposal is a condition to the closing of the merger agreement. The approval of the domestication proposal requires a special resolution under the Cayman Islands Companies Law, being the affirmative vote of the holders of at least two-thirds of the then outstanding GPIA ordinary shares who, being present and entitled to vote at the general meeting, vote at the general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the general meeting.

Q:
How will the domestication affect my GPIA ordinary shares, warrants and units?

A:
On the effective date of the domestication, each GPIA ordinary share that is issued and outstanding automatically will convert by operation of law into one share of WDKN common stock. Similarly, our outstanding warrants will become warrants to acquire the corresponding shares of WDKN common stock and no other changes will be made to the terms of any outstanding warrants as a result of the domestication. In addition, our outstanding units will become units of WDKN and no other changes will be made to the terms of any outstanding units as a result of the domestication.

Q:
Do I have redemption rights?

A:
If you are a holder of public shares, you have the right to request that WDKN redeem all or a portion of the shares of WDKN's common stock that you will hold following the domestication for cash provided that you follow the procedures and deadlines described elsewhere in this proxy statement/prospectus. Public shareholders may elect to redeem all or a portion of the shares of WDKN's common stock held by such public stockholder following the domestication even if they vote for the merger proposal. We sometimes refer to these rights to elect to redeem all or a portion of the shares of WDKN common stock that a public stockholder will hold following the domestication into a pro rata portion of the cash held in the trust account as "redemption rights". If you wish to exercise your redemption rights, please see the answer to the next question: "How do I exercise my redemption rights?"

  Notwithstanding the foregoing, a holder of public shares, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended ("Exchange Act")), will be restricted from redeeming its WDKN public shares with respect to more than an aggregate of 20% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 20% of the public shares, then any such shares in excess of that 20% limit would not be redeemed for cash.

  Our initial shareholders entered into the insider letter agreement, pursuant to which they have agreed to waive their redemption rights with respect to their founder shares and public shares in connection with the completion of a business combination.

  Under the merger agreement, the consummation of the merger is conditioned upon, among other things, holders of not more than 30% of the outstanding GPIA ordinary shares electing to redeem their ordinary shares in connection with the merger and, after giving effect to all such redemptions, not less than $122,000,000 in immediately available cash remaining in the trust account. Therefore, if our public shareholders elect to redeem more than 30% of our outstanding ordinary shares in connection with the merger or if less than $122,000,000 in immediately available cash remains in the trust account, unless these conditions are waived by GPIA, Let's Go and World Kitchen, then the merger agreement could terminate and the proposed business combination may not be consummated. There can be no assurance that GPIA, Let's Go and World Kitchen would waive such provisions of the merger agreement. We note, however, that pursuant to the merger agreement amendment, GPIA may seek incremental equity issuances to, among other things, fund the merger consideration in case of redemptions. If GPIA shareholders elect to redeem common stock in excess of 30% of the outstanding WDKN common stock (such shares the "Excess Redemption Shares" and such an event, a "Threshold Event"), and then, only if (x) the aggregate proceeds received by GPIA in respect of any or all incremental equity issuances is equal to or greater than the amount to be paid by GPIA in respect of any such Excess Redemption Shares (such amount, the "Excess Amount"), and (y) the entire $58 million of the Equity Financing from our Sponsor as contemplated under the equity commitment has been funded, each of the parties to the merger agreement shall be automatically deemed to have waived satisfaction of the above referenced conditions. See "The Merger Proposal—Related Agreements—Merger Agreement Amendment".

  In addition, our amended and restated memorandum and articles of association provide that in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001 (so that we are not subject to the SEC's "penny stock" rules) or any greater net tangible asset or cash requirement that may be contained in the agreement relating to our initial business combination. The proposed business combination requires us to pay cash consideration to the equityholders of World Kitchen. We intend to fund the cash consideration through cash released from the trust account upon the consummation of the business combination, our Sponsor's equity commitment, borrowings under our debt financing, cash held by World Kitchen at the consummation of the business combination and net proceeds from the incremental equity issuances, if any. In the event the aggregate cash consideration we would be required to pay for all ordinary shares that are validly submitted for redemption plus the amount of the cash consideration for the business combination exceed the aggregate amount of cash available to us in accordance with the requirements of our amended and restated memorandum and articles of association, we will not complete the business combination or redeem any public shares, and all ordinary shares submitted for redemption will be returned to the holders thereof.

Q:
How do I exercise my redemption rights?

A:
If you are a holder of public shares and wish to exercise your right to redeem the WDKN public shares that you will hold upon the domestication, you must:

(i)
if you hold ordinary shares through units, elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares;

(ii)
prior to 5:00 p.m., Eastern Time at least two business days prior to the date of the general meeting (such deadline not being extended for any adjournment of the general meeting), submit a written request to Continental Stock Transfer & Trust Company, GPIA's transfer agent, that WDKN redeem your WDKN public shares for cash, and

(iii)
deliver your ordinary shares to Continental Stock Transfer & Trust Company, GPIA's transfer agent, physically or electronically through Depository Trust Company, or DTC.

  The address of Continental Stock Transfer & Trust Company, GPIA's transfer agent, is listed under the question "Who can help answer my questions?" below.

  Holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact Continental Stock Transfer & Trust Company, GPIA's transfer agent, directly and instruct them to do so.

  Any holder of public shares will be entitled to request that their WDKN public shares be redeemed for a pro rata portion of the amount then on deposit in the trust account as of two business days prior to the consummation of the merger including interest earned on the funds held in the trust account and not previously released to us. For illustrative purposes, as of March 31, 2016, this would have amounted to approximately $10.02 per public share. However, the proceeds deposited in the trust account could become subject to the claims of our creditors, if any, which could have priority over the claims of our public shareholders, regardless of whether such public shareholders vote for or against the merger proposal. Therefore, the per-share distribution from the trust account in such a situation may be less than originally anticipated due to such claims. Your vote on any proposal other than the merger proposal will have no impact on the amount you will receive upon exercise of your redemption rights. It is anticipated that the funds to be distributed to public shareholders electing to redeem their WDKN public shares will be distributed promptly after the consummation of the business combination.

  If you are a holder of public shares, you may exercise your redemption rights by submitting your request in writing to Continental Stock Transfer & Trust Company, GPIA's transfer agent, at the address listed at the end of this section.

  Any request for redemption, once made by a holder of public shares, may be withdrawn at any time up to the time the vote is taken with respect to the merger proposal at the general meeting. If you deliver your shares for redemption to Continental Stock Transfer & Trust Company, GPIA's transfer agent, and later decide prior to the general meeting not to elect redemption, you may request that GPIA instruct its transfer agent to return the shares (physically or electronically). You may make such request by contacting Continental Stock Transfer & Trust Company, GPIA's transfer agent, at the phone number or address listed at the end of this section.

  Any corrected or changed written exercise of redemption rights must be received by GPIA's secretary prior to the vote taken on the merger proposal at the general meeting. No request for redemption will be honored unless the holder's stock has been delivered (either physically or electronically) to Continental Stock Transfer & Trust Company, GPIA's transfer agent, at least two business days prior to the vote at the general meeting.

  If a holder of public shares properly makes a request for redemption and the public shares are delivered as described above, then, if the merger is consummated, WDKN will redeem WDKN public shares for a pro rata portion of funds deposited in the trust account, calculated as of two business days prior to the consummation of the merger.

  If you are a holder of public shares and you exercise your redemption rights, it will not result in the loss of any GPIA warrants that you may hold.

Q:
If I am a holder of units, can I exercise redemption rights with respect to my units?

A:
No. Holders of outstanding units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If you hold your units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the units into the underlying public shares and public warrants, or if you hold units registered in your own name, you must contact Continental Stock Transfer & Trust Company, GPIA's transfer agent, directly and instruct them to do so. If you fail to cause your public shares to be separated and delivered to Continental Stock Transfer & Trust Company, GPIA's transfer agent, by 5:00 p.m., Eastern Time, on [    •    ], 2016 you will not be able to exercise your redemption rights with respect to your public shares.

Q:
What are the U.S. federal income tax consequences of exercising my redemption rights?

A:
We expect that a U.S. Holder that exercises its redemption rights to receive cash from the trust account in exchange for its WDKN shares will generally be treated as selling WDKN shares resulting in the recognition of capital gain or capital loss. There may be certain circumstances in which the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the amount of WDKN shares that a U.S. Holder owns or is deemed to own (including through the ownership of WDKN warrants). For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights, see "U.S. Federal Income Tax Considerations" beginning on page 186.

  Additionally, because the domestication will occur immediately prior to the redemption of U.S. Holders that exercise redemption rights, U.S. Holders exercising redemption rights will be subject to the potential tax consequences of Section 367 of the Code as a result of the domestication. The tax consequences of Section 367 of the Code are discussed more fully below under "U.S. Federal Income Tax Considerations" beginning on page 186.

Q:
Do I have appraisal rights in connection with the proposed merger and the proposed domestication?

A:
No. Neither GPIA shareholders nor GPIA warrant holders have appraisal rights in connection with the merger or the domestication under the Cayman Islands Companies Law or under the DGCL.

Q:
What happens to the funds deposited in the trust account after consummation of the merger?

A:
A total of $172,500,000, comprised of approximately $168,187,500 of the proceeds from our initial public offering, including approximately $6,037,500 of underwriters' deferred discount, and $4,312,500 of the proceeds of the sale of the private placement warrants were placed in a trust account maintained by Continental Stock Transfer & Trust Company, acting as trustee. These funds will not be released until the earlier of the completion of our initial business combination or the redemption of our public shares if we are unable to complete a business combination within 24 months from the closing of our initial public offering, although we may withdraw the interest earned on the funds held in the trust account to pay franchise and income taxes.

  As disclosed in connection with our initial public offering on a registration statement filed with the Securities and Exchange Commission on Form S-1 (Reg. No. 333-203500) that became effective on May 19, 2015, if our initial business combination (as defined in the amended and restated memorandum and articles of association of GPIA) is paid for using equity or debt securities, or not all of the funds released from the trust account are used for payment of the consideration in connection with our initial business combination or used for redemptions of our ordinary shares, we may apply the balance of the cash released to us from the trust account for general corporate purposes, including for maintenance or expansion of operations of post-transaction businesses, the payment of principal or interest due on indebtedness incurred in completing our initial business combination, to fund the purchase of other companies or for working capital. Accordingly, after consummation of the merger and after payment to redeeming shareholders, the funds in the trust account will be released to WDKN (as successor to GPIA as a result of the domestication) and used by WDKN to pay expenses incurred by GPIA in connection with the business combination with World Kitchen. Such expenses include, among others (i) a fee to the underwriters of our initial public offering of $6,037,500, (ii) upfront and underwriting fees in connection with our debt financing of approximately $14.1 million, (iii) fees and expenses payable to our investment banking advisors for merger and acquisition advisory and valuation services of approximately $3.3 million and (iv) professional fees and expenses of our consultants, accountants and legal counsel of approximately $4.1 million. Any remaining balance in the trust account would thereafter be available for general corporate purposes, including, but not limited to, working capital for operations, capital expenditures and future potential acquisitions.

Q:
What happens if a substantial number of the public shareholders vote in favor of the merger proposal and exercise their redemption rights?

A:
Unlike other blank check companies, which require public shareholders to vote against a business combination in order to exercise their redemption rights, GPIA's public shareholders may vote in favor of the business combination and exercise their redemption rights. Accordingly, the merger may be consummated even though the funds available from the trust account and the number of public shareholders are reduced as a result of redemptions by public shareholders. However, under the merger agreement, the consummation of the merger is conditioned upon, among other things, holders of not more than 30% of the outstanding GPIA ordinary shares electing to redeem their ordinary shares in connection with the merger and, after giving effect to all such redemptions, not less than $122,000,000 in immediately available cash remaining in the trust account. Therefore, if our public shareholders elect to redeem more than 30% of our outstanding ordinary shares in connection with the merger or if less than $122,000,000 in immediately available cash remains in the trust account, unless these conditions are waived by GPIA, Let's Go and World Kitchen, then the merger agreement could terminate and the proposed business combination may not be consummated. If such redemptions exceeded such 30% threshold and/or the cash in the trust account was less than $122,000,000, GPIA, Let's Go and World Kitchen could determine to proceed with the business transaction, but there can be no assurance that GPIA, Let's Go and World Kitchen would waive such provisions of the merger agreement. We note, however, that pursuant to the merger agreement amendment, GPIA may seek incremental equity issuances to, among other things, fund the merger consideration in case of Excess Redemption Shares. In the event of a Threshold Event, and then, only if (x) the aggregate proceeds received by GPIA in respect of any or all incremental equity issuances is equal to or greater than the Excess Amount, and (y) the entire $58 million of the Equity Financing from our Sponsor as contemplated under the equity commitment has been funded, each of the parties to the merger agreement shall be automatically deemed to have waived satisfaction of the above referenced conditions. For more information on the incremental equity issuances, see "The Merger Proposal—Related Agreements—Merger Agreement Amendment".

  In addition, with fewer public shares and public shareholders, the trading market for WDKN's common stock may be less liquid than the market for GPIA's ordinary shares was prior to consummation of the merger and WDKN may not be able to meet the listing standards for NASDAQ or another national securities exchange. In addition, with less funds available from the trust account, the working capital infusion from the trust account into World Kitchen's business will be reduced.

Q:
What conditions must be satisfied to complete the business combination?

A:
Unless waived by the parties to the merger agreement, and subject to applicable law, the consummation of the business combination is subject to a number of conditions set forth in the merger agreement including, among others, receipt of the requisite shareholder approvals contemplated by this proxy statement/prospectus. For more information about conditions to the consummation of the business combination see "The Merger Proposal—The Merger Agreement—Conditions to Closing of the Merger".

Q:
What happens if the merger is not consummated?

A:
If we are not able to complete the business combination with World Kitchen by September 20, 2016 (or such later date as may be extended pursuant to the merger agreement), nor able to complete another business combination by May 26, 2017, we would cease all operations except for the purpose of winding up and we would redeem our public shares and liquidate the trust account, in which case our public shareholders may only receive approximately $10.00 per share and our warrants will expire worthless.

Q:
When do you expect the merger to be completed?

A:
It is currently anticipated that the merger will be consummated promptly following the GPIA general meeting, which is set for [    •    ], 2016; however, such meeting could be adjourned if the adjournment proposal is adopted by our shareholders at the general meeting and we elect to adjourn the general meeting to a later date or dates to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the general meeting, each of the condition precedent proposals have not been approved. For a description of the conditions for the completion of the merger, see "The Merger Agreement—Conditions to the Closing of the Merger".

Q:
What are the U.S. federal income tax consequences of the domestication?

A:
As discussed more fully under "U.S. Federal Income Tax Considerations" below, we believe the domestication will constitute a tax-free reorganization within the meaning of Section 368(a)(l)(F) of the Code. Assuming that the domestication so qualifies, U.S. Holders (as defined in "U.S. Federal Income Tax Considerations" below) of GPIA ordinary shares will be subject to Section 367(b) of the Code and, as a result:

•
A U.S. Holder of GPIA ordinary shares whose GPIA ordinary shares have a fair market value of less than $50,000 at the time of the domestication will not recognize any gain or loss and will not be required to include any part of GPIA's earnings in income;

•
A U.S. Holder of GPIA ordinary shares whose GPIA ordinary shares have a fair market value of $50,000 or more, but who at the time of the domestication owns (actually and constructively) less than 10% of the total combined voting power of all classes of GPIA ordinary shares entitled to vote will generally recognize gain (but not loss) on the exchange of GPIA ordinary shares for WDKN common stock pursuant to the domestication. As an alternative to recognizing gain, such U.S. Holders may file an election to include in income as a dividend earnings and profits (as defined in the Treasury Regulations under Section 367) attributable to its GPIA ordinary shares provided certain other requirements are satisfied. GPIA does not expect that GPIA's cumulative earnings and profits will be greater than zero at the time of the domestication.

•
A U.S. Holder of GPIA ordinary shares whose GPIA ordinary shares have a fair market value of $50,000 or more, and who at the time of the domestication owns (actually and constructively) 10% or more of the total combined voting power of all classes of GPIA ordinary shares entitled to vote will generally be required to include in income as a dividend earnings and profits (as defined in the Treasury Regulations under Section 367) attributable to its GPIA ordinary shares provided certain other requirements are satisfied. GPIA does not expect that GPIA's cumulative earnings and profits will be greater than zero at the time of the domestication.

  As discussed further under "U.S. Federal Income Tax Considerations" below, GPIA believes that it is likely treated as a "passive foreign investment company", or PFIC, for U.S. federal income tax purposes. In the event that GPIA is considered a PFIC then, notwithstanding the foregoing U.S. federal income tax consequences of the domestication, proposed Treasury Regulations under Section 1291(f) of the Code (which have a retroactive effective date), if finalized in their current form, generally would require a U.S. Holder to recognize gain on the exchange of GPIA ordinary shares for WDKN common stock pursuant to the domestication. The tax on any such gain would be imposed at the rate applicable to ordinary income and an interest charge would apply based on a complex set of rules. However, it is difficult to predict whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted. Importantly, however, U.S. Holders that make or have made certain elections discussed further under "U.S. Federal Income Tax Considerations—Impact of PFIC Rules on Certain U.S. Holders" with respect to their GPIA ordinary shares are generally not subject to the same gain recognition rules under the currently proposed Treasury Regulations under Section 1291(f) of the Code. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the domestication, see "U.S. Federal Income Tax Considerations" beginning on page 186.

  Additionally, the domestication may cause non-U.S. Holders (as defined in "U.S. Federal Income Tax Considerations" below) to become subject to U.S. federal income withholding taxes on any dividends in respect of such non-U.S. Holder's WDKN common stock subsequent to the domestication.

  The tax consequences of the domestication are complex and will depend on a holder's particular circumstances. All holders are strongly urged to consult their tax advisor for a full description and understanding of the tax consequences of the domestication, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws. For a more complete discussion of the U.S. federal income tax considerations of the domestication, see "U.S. Federal Income Tax Considerations" beginning on page 186.

Q:
What do I need to do now?

A:
GPIA urges you to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the business combination will affect you as a shareholder and/or warrant holder of GPIA. Shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q:
How do I vote?

A:
If you are a holder of record of GPIA ordinary shares on the record date, you may vote in person at the general meeting or by submitting a proxy for the general meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. If you hold your shares in "street name", which means your shares are held of record by a broker, bank or nominee, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the general meeting and vote in person, obtain a proxy from your broker, bank or nominee.

Q:
If my shares are held in "street name", will my broker, bank or nominee automatically vote my shares for me?

A:
No. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the "beneficial holder" of the shares held for you in what is known as "street name". If this is the case, this proxy statement/prospectus may have been forwarded to you by your brokerage firm, bank or other nominee, or its agent. As the beneficial holder, you have the right to direct your broker, bank or other nominee as to how to vote your shares. If you do not provide voting instructions to your broker on a particular proposal on which your broker does not have discretionary authority to vote, your shares will not be voted on that proposal. This is called a "broker non-vote". Broker non-votes, while considered present for the purposes of establishing a quorum, will have no effect on a particular proposal. If you decide to vote, you should provide instructions to your broker, bank or other nominee on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee.

Q:
When and where will the general meeting be held?

A:
The general meeting will be held at [    •    ] on [    •    ], at [    •    ], Eastern Time, unless the general meeting is adjourned.

Q:
Who is entitled to vote at the general meeting?

A:
GPIA has fixed June 30, 2016 as the record date. If you were a shareholder of GPIA at the close of business on the record date, you are entitled to vote on matters that come before the general meeting. However, a shareholder may only vote his or her shares if he or she is present in person or is represented by proxy at the general meeting.

Q:
How many votes do I have?

A:
GPIA shareholders are entitled to one vote at the general meeting for each ordinary share held of record as of the record date. As of the close of business on the record date, there were outstanding 21,562,500 GPIA ordinary shares, of which 17,250,000 were outstanding public shares.

Q:
What constitutes a quorum?

A:
A quorum of GPIA shareholders is necessary to hold a valid meeting. A quorum will be present at the GPIA general meeting if a majority of the outstanding shares entitled to vote at the general meeting are represented in person or by proxy. As of the record date for the general meeting, 10,781,251 GPIA ordinary shares would be required to achieve a quorum.

Q:
What vote is required to approve each proposal at the general meeting?

A:
The following votes are required for each proposal at the general meeting:

•
Merger proposal:  The approval of the merger proposal requires the affirmative vote for the proposal by the holders of a majority of the then outstanding ordinary shares who, being present and entitled to vote at the general meeting to approve the merger proposal, vote at the general meeting.

•
Domestication proposal:  The approval of the domestication proposal by special resolution requires a special resolution under Cayman Islands Companies Law, being the affirmative vote for the proposal by the holders of not less than two-thirds of the then outstanding ordinary shares who, being present and entitled to vote at the general meeting to approve the domestication proposal, vote at the general meeting.

•
Organizational documents proposals:  The separate approval of each of the organizational documents proposals by special resolution requires a special resolution under the Cayman Islands Companies Law, being the affirmative vote for each of the organizational documents proposals by the holders of not less than two-thirds of the then outstanding ordinary shares who, being present and entitled to vote at the general meeting to approve each such organizational documents proposal, vote at the general meeting.

•
Stock issuance proposal:  The approval of the stock issuance proposal requires the affirmative vote for the proposal by the holders of a majority of the then outstanding ordinary shares who, being present and entitled to vote at the general meeting to approve the stock issuance proposal, vote at the general meeting.

  •
  Incentive plan proposal:  The approval of the incentive plan proposal requires the affirmative vote for the proposal by the holders of a majority of the then outstanding ordinary shares who, being present and entitled to vote at the general meeting to approve the incentive plan proposal, vote at the general meeting.

  •
  Adjournment proposal:  The approval of the adjournment proposal requires the affirmative vote for the proposal by the holders of a majority of the then outstanding ordinary shares who, being present and entitled to vote at the general meeting to approve the adjournment proposal, vote at the general meeting.

Q:
What are the recommendations of GPIA's board of directors?

A:
GPIA's board of directors believes that the merger proposal and the other proposals to be presented at the general meeting are in the best interest of GPIA's shareholders and unanimously recommends that its shareholders vote "FOR" the merger proposal, "FOR" the domestication proposal, "FOR" each of the separate organizational documents proposals, "FOR" the stock issuance proposal, "FOR" the incentive plan proposal and "FOR" the adjournment proposal, in each case, if presented to the general meeting.

  The existence of financial and personal interests of GPIA's directors may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of GPIA and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled "The Merger Proposal—Interests of GPIA's Directors and Officers in the Merger" for a further discussion of this.

Q:
How do our Sponsor and the other initial shareholders intend to vote their shares?

A:
Unlike many other blank check companies in which the initial shareholders agree to vote their founder shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, in connection with our initial public offering, our initial shareholders entered into letter agreements to vote their founder shares, as well as any public shares purchased during or after our initial public offering, in favor of our initial business combination. Our initial shareholders also have indicated that they intend to vote their shares in favor of all other proposals being presented at the general meeting. As of the date of this proxy statement/prospectus, our Sponsor owns 4,252,500 ordinary shares, and our independent directors, own an aggregate of 60,000 ordinary shares, which in aggregate represents 20% of our total outstanding shares on the date of this proxy statement/prospectus.

  At any time prior to the general meeting, during a period when they are not then aware of any material nonpublic information regarding GPIA or its securities, the GPIA initial shareholders, World Kitchen and/or its affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the merger proposal, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of GPIA's ordinary shares or vote their shares in favor of the merger proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that (i) holders of a majority of the shares who, being present and entitled to vote at the general meeting and who do vote, vote in favor of the merger proposal, the stock issuance proposal, the incentive plan proposal or the adjournment proposal, (ii) holders of at least two-thirds of the shares who, being present and entitled to vote at the general meeting and who do vote, vote in favor of the domestication proposal or the organizational documents proposals, and (iii) holders of no more than 30% of the outstanding GPIA ordinary shares elect to redeem their WDKN public shares in connection with the merger. Any such share purchases and other transactions may thereby increase the likelihood of obtaining shareholder approval of the business combination. This may result in the completion of our business combination that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by the GPIA initial shareholders for nominal value.

  Entering into any such arrangements may have a depressive effect on GPIA's ordinary shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the general meeting. Moreover, any such purchases may make it less likely that holders of no more than 30% of the outstanding GPIA ordinary shares elect to redeem their WDKN public shares in connection with the merger.

  If such transactions are effected, the consequence could be to cause the merger to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the general meeting and would likely increase the chances that such proposals would be approved. As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. GPIA will file a Current Report on Form 8-K to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

Q:
What happens if I sell my ordinary shares before the general meeting?

A:
The record date for the general meeting is earlier than the date of the general meeting and earlier than the date that the business combination is expected to be completed. If you transfer your ordinary shares after the applicable record date, but before the general meeting, unless you grant a proxy to the transferee, you will retain your right to vote at such general meeting.

Q:
May I change my vote after I have mailed my signed proxy card?

A:
Yes. Shareholders may send a later-dated, signed proxy card to GPIA's secretary at the address set forth below so that it is received by GPIA's secretary prior to the vote at the general meeting (which is scheduled to take place on [    •    ], 2016) or attend the general meeting in person and vote. Shareholders also may revoke their proxy by sending a notice of revocation to GPIA's secretary, which must be received by GPIA's secretary prior to the vote at the general meeting. However, if your shares are held in "street name" by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.

Q:
What happens if I fail to take any action with respect to the general meeting?

A:
If you fail to take any action with respect to the general meeting and the merger is approved by shareholders and the business combination is consummated, you will become a stockholder of WDKN. If you fail to take any action with respect to the general meeting and the merger is not approved, you will remain a shareholder and/or warrant holder of GPIA. However, if you fail to take any action with respect to the general meeting, you will nonetheless be able to elect to redeem your public shares in connection with the merger.

Q:
What should I do with my stock certificates, warrant certificates and/or unit certificates?

A:
GPIA shareholders who exercise their redemption rights must deliver their stock certificates to Continental Stock Transfer & Trust Company, GPIA's transfer agent, (either physically or electronically) at least two business days prior to the vote at the general meeting.

  GPIA warrant holders should not submit the certificates relating to their warrants. Public shareholders who do not elect to have their WDKN public shares redeemed for the pro rata share of the trust account should not submit the certificates relating to their public shares.

  Upon the domestication, holders of GPIA units, common stock and warrants will receive units, common stock and warrants in WDKN without needing to take any action and accordingly such holders should not submit the certificates relating to their units, common stock and warrants.

Q:
What should I do if I receive more than one set of voting materials?

A:
Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your GPIA ordinary shares.

Q:
Who can help answer my questions?

A:
If you have questions about the merger or if you need additional copies of the proxy statement/prospectus, any document incorporated by reference herein or the enclosed proxy card you should contact:

Morrow & Co., LLC
470 West Avenue
Stamford CT 06902
Tel: (800) 662-5200
Banks and brokers call collect: (203) 658-9400
E-mail: GPIA.info@morrowco.com

  You also may obtain additional information about GPIA from documents filed with the Securities and Exchange Commission ("SEC") by following the instructions in the section entitled "Where You Can Find More Information; Incorporation by Reference". If you are a holder of public shares and you intend to seek redemption of your shares, you will need to deliver your ordinary shares (either physically or electronically) to Continental Stock Transfer & Trust Company, GPIA's transfer agent, at the address below at least two business days prior to the vote at the general meeting. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Mark Zimkind
Continental Stock Transfer & Trust Company
17 Battery Place
New York, New York 10004
E-mail: mzimkind@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

        This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the proposals to be submitted for a vote at the general meeting, including the merger, you should read this entire document carefully, including the merger agreement and merger agreement amendment attached as Annex A-1 and Annex A-2 to this proxy statement/prospectus, respectively. The merger agreement is the legal document that governs the merger and the other transactions that will be undertaken in connection with the merger. The merger agreement is also described in detail in this proxy statement/prospectus in the section entitled "The Merger Agreement".

The Parties to the Business Combination

GP Investments Acquisition Corp.

        GPIA is a blank check company incorporated as a Cayman Islands exempted company limited by shares and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. GPIA was incorporated under the laws of the Cayman Islands on January 28, 2015.

        On May 26, 2015, GPIA closed its initial public offering of 17,250,000 units, with each unit consisting of one share of its ordinary shares and one-half of a warrant to acquire one share of its ordinary shares upon consummation of an initial business combination. The units from our initial public offering were sold at an offering price of $10.00 per unit, generating total gross proceeds of $172,500,000. Simultaneously with the closing of our initial public offering, GPIA consummated the sale of 6,062,500 private placement warrants at a price of $1.00 per warrant in a private placement to our Sponsor, generating gross proceeds of $6,062,500.

        Following the closing of our initial public offering, an amount of $172,500,000 ($10.00 per share) from the net proceeds of our initial public offering and the sale of the private placement warrants was placed in a trust account and the remaining $967,000 of net proceeds became available to be used as working capital to provide for business, legal and accounting due diligence on prospective business combinations and continuing general and administrative expenses.

        Our initial public offering was conducted pursuant to a registration statement on Form S-1 (Reg. No. 333-203500) that became effective on May 19, 2015. As of March 31, 2016, there was $172,842,770 held in the trust account.

        As disclosed in connection with our initial public offering on a registration statement filed with the Securities and Exchange Commission on Form S-1 (Reg. No. 333-203500) that became effective on May 19, 2015, if our initial business combination (as defined in the amended and restated memorandum and articles of association of GPIA) is paid for using equity or debt securities, or not all of the funds released from the trust account are used for payment of the consideration in connection with our initial business combination or used for redemptions of our ordinary shares, we may apply the balance of the cash released to us from the trust account for general corporate purposes, including for maintenance or expansion of operations of post-transaction businesses, the payment of principal or interest due on indebtedness incurred in completing our initial business combination, to fund the purchase of other companies or for working capital. Accordingly, after consummation of the merger, the funds in the trust account will be released to WDKN (as successor to GPIA as a result of the domestication) and used by WDKN to pay holders of the public shares who exercise redemption rights and to pay expenses incurred in connection with the business combination with World Kitchen. Such expenses include, among others (i) a fee to the underwriters of our initial public offering of $6,037,500, (ii) upfront and underwriting fees in connection with our debt financing of approximately $14.1 million, (iii) fees and expenses payable to our investment banking advisors for merger and acquisition advisory and valuation services of approximately $3.3 million and (iv) professional fees and expenses of our consultants, accountants and legal counsel of approximately $4.1 million. Any remaining balance in the trust account would thereafter be available for general corporate purposes, including, but not limited to, working capital for operations, capital expenditures and future potential acquisitions.

        GPIA's units, ordinary shares and warrants are listed on NASDAQ under the symbols "GPIAU", "GPIA", and "GPIAW", respectively.

        The mailing address of GPIA's principal executive office is 150 E. 52nd Street, Suite 5003, New York, NY 10022. Its telephone number is (212) 430-4340.

Let's Go Acquisition Corp.

        Let's Go is a wholly-owned subsidiary of GPIA formed solely for the purpose of effecting the merger with World Kitchen described herein. Let's Go was incorporated under the laws of the State of Delaware on April 13, 2016. Let's Go owns no material assets and does not operate any business.

        The mailing address of Let's Go's principal executive office is 150 E. 52nd Street, Suite 5003, New York, NY 10022. Its telephone number is (212) 430-4340. After the consummation of the merger, it will cease to exist.

WKI Holding Company, Inc.

        Management believes that World Kitchen is a leading global housewares platform with a proven track record of delivering innovative branded consumer solutions for the home dating back more than a century. World Kitchen designs, manufactures, markets and distributes housewares solutions to meet consumer needs across the entire home dining spectrum, including Corelle®, Pyrex®, CorningWare®, Snapware®, Visions®, Chicago Cutlery® and Revere®. Management believes that World Kitchen brands are widely recognized across all categories served, with acknowledged brand strength and consumer loyalty.

        World Kitchen has a rich heritage dating back over 100 years to the Pyrex®, EKCO® and Revere® brands, and became a stand-alone housewares company in 1998 when it was spun out of Corning Incorporated. WKI Holding Company, Inc., the holding company for World Kitchen's operations, was incorporated under the laws of the State of Delaware in 1991, and operates entirely through its domestic and international subsidiaries. World Kitchen's principal executive offices are at 9525 West Bryn Mawr Ave. Suite 300, Rosemont, Illinois 60018. World Kitchen's telephone number is (847) 233-8600 and its website is www.worldkitchen.com. Information contained on World Kitchen's website is not incorporated by reference into this proxy statement/prospectus and does not constitute part of this proxy statement/prospectus.

Emerging Growth Company

        GPIA is an "emerging growth company", as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, (the "JOBS Act"), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

        Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. GPIA has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, GPIA, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of GPIA's financial statements with certain other public companies difficult or impossible because of the potential differences in accountant standards used.

        We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering (which would be December 31, 2020), (b) in which we have total annual gross revenue of at least $1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Summary of the Merger Agreement

        On April 19, 2016, GPIA, Let's Go, World Kitchen and the Holder Representative entered into the merger agreement. Pursuant to the merger agreement, among other things and in accordance with the terms and subject to the conditions of the merger agreement, Let's Go will merge with and into World Kitchen, with World Kitchen surviving and becoming a wholly-owned subsidiary of WDKN, which we refer to as the merger. See "The Merger Proposal".

        Prior to and as a condition of the merger, GPIA will change its jurisdiction of incorporation by effecting a deregistration under Article 206 of the Cayman Islands Companies Law and a domestication under Section 388 of the DGCL, pursuant to which GPIA's jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. In connection with the domestication, GPIA intends to change its name to World Kitchen Group, Inc., which is referred to as WDKN. Following the domestication, the merger is to be consummated by the merger of Let's Go (which will be a wholly-owned subsidiary of WDKN) with and into World Kitchen, with World Kitchen surviving the merger and becoming a wholly-owned subsidiary of WDKN.

        On July 28, 2016, GPIA, Let's Go, World Kitchen, the Holder Representative and, for the limited purposes set forth therein, certain stockholders of World Kitchen entered into the merger agreement amendment to provide for, among other things: (i) the incremental equity issuances, if any, and limitations thereto; (ii) the waiver of certain closing conditions in the event of a Threshold Event, under certain circumstances; and (iii) GPIA's consent to certain corporate restructuring actions by World Kitchen and treatment of certain liabilities related thereto. See "The Merger Proposal—Related Agreements—Merger Agreement Amendment".

Merger Consideration

        Under the merger agreement, by virtue of the merger, (i) each share of World Kitchen common stock outstanding immediately prior to the consummation of the merger (other than shares of common stock, if any, held as treasury stock which will be cancelled upon the effectiveness of the merger) shall be canceled and converted into and become the right to receive the applicable portion of the merger consideration determined in accordance with the merger agreement, and (ii) each vested or unvested unexercised time-based option, each vested or unvested unexercised performance-based option and each vested or unvested unexercised stock appreciation right shall be cancelled and converted into and become the right to receive the applicable portion of the merger consideration determined in accordance with the merger agreement. The applicable portion of the merger consideration for stock appreciation rights (sometimes referred to in this proxy statement/prospectus as SARs) is payable entirely in cash. In accordance with the terms and subject to the conditions of the merger agreement and subject to certain adjustments set forth therein, the aggregate purchase price for the merger and related transactions is $500 million, which amount will be (i) reduced by, among other things set forth in the merger agreement, the amount of the indebtedness of World Kitchen existing on the Closing Date (as defined in the merger agreement) of the merger; and (ii) increased by, among other things set forth in the merger agreement, the cash and cash equivalents held by or on behalf of World Kitchen on the Closing Date of the merger (as adjusted in accordance with the terms of the merger agreement, the "merger consideration"). The precise amount of such adjustments is to be calculated as of the closing date and is therefore not currently known; however, based on information available to it as of the date of this proxy statement/prospectus, GPIA estimates, assuming a closing as of August 31, 2016, a downward adjustment of approximately $257,500,000. A reconciliation of this estimated adjustment figure based on an assumed closing date of August 31, 2016 to historical financial figures for March 31, 2016 can be found on page 105 of this proxy statement/prospectus. The merger consideration will be apportioned between cash and WDKN common stock valued at $10.00 per share in the proportion of 75% cash consideration and 25% stock consideration.

        Assuming consummation of the business combination as of August 31, 2016, immediately following the consummation of the business combination (without taking into account any GPIA ordinary shares held by World Kitchen equityholders prior to the consummation of the business combination, and assuming (i) that our Sponsor subscribes for 5,000,000 common shares pursuant to its equity commitment at or prior to the consummation of the business combination, (ii) that WDKN issues 6,062,282 shares of WDKN common stock to the former equityholders of World Kitchen pursuant to the merger agreement and (iii) that no public shareholders exercise their redemption rights), the former equityholders of World Kitchen (other than the holders of World Kitchen's SARs who will receive only cash in respect of their applicable portion of the merger consideration) are expected to own approximately 18.6% of WDKN's common stock (or 12.8% of WDKN's common stock on a fully-diluted basis) and our current shareholders are expected to own approximately 81.4% of WDKN's common stock (or 87.2% of WDKN's common stock on a fully-diluted basis), which comprises (i) 28.6% of WDKN's common stock (or 32.5% of our common stock on a fully-diluted basis) expected to be owned by our initial shareholders and (ii) 52.9% of WDKN's common stock (or 54.7% of WDKN's common stock on a fully-diluted basis) expected to be owned by our public shareholders.

        If our public stockholders elect to redeem more than 25% but not more than 30% of the outstanding WDKN public shares in connection with the merger, then our Sponsor has agreed to purchase, on or prior to the date that the business combination is consummated, up to the 800,000 shares of WDKN common stock for a cash purchase price of $10.00 per share to provide funds equal to the amount for which such WDKN public shares shall be redeemed in excess of that 25% threshold. The subscription of up to 800,000 shares of WDKN common stock by our Sponsor would increase the relative percentage ownership of our Sponsor, and accordingly would increase the percentage ownership of the initial shareholders. Assuming consummation of the business combination as of August 31, 2016, immediately following the consummation of the business combination (without taking into account any GPIA ordinary shares held by World Kitchen equityholders prior to the consummation of the business combination, and assuming (i) that WDKN issues 6,062,282 shares of WDKN common stock to the former equityholders of World Kitchen pursuant to the merger agreement, (ii) that our Sponsor subscribes for 5,800,000 common shares pursuant to its equity commitment at or prior to the consummation of the business combination and (iii) that holders of 30% of the outstanding GPIA ordinary shares elect to redeem their ordinary shares in connection with the merger), the former equityholders of World Kitchen (other than the holders of World Kitchen's SARs, who will receive only cash in respect of their applicable portion of the merger consideration) are expected to own approximately 21.4% of WDKN's common stock (or 14.1% of WDKN's common stock on a fully-diluted basis) and our current shareholders are expected to own approximately 78.6% of

WDKN's common stock (or 85.9% of WDKN's common stock on a fully-diluted basis), which comprises (i) 35.7% of WDKN's common stock (or 37.6% of our common stock on a fully-diluted basis) expected to be owned by our initial shareholders and (ii) 42.9% of WDKN's common stock (or 48.3% of WDKN's common stock on a fully-diluted basis) expected to be owned by our public shareholders.

        Any incremental equity issuances to our Sponsor or its affiliates would further increase the relative percentage ownership of our Sponsor and, accordingly, would further increase the percentage ownership of the initial shareholders. Based on current assumptions underlying the sources and uses for funding the business combination, the incremental equity issuances, if any, would not result in dilution of the relative ownership interest of the non-redeeming public shareholders or the former equity holders of World Kitchen. As the amount of the incremental equity issuances, if any, is not currently known, GPIA cannot provide exact figures as to percentage ownership that may result therefrom.

        We intend to fund the cash consideration for the business combination and to pay fees and expenses incurred in connection with the business combination with the proceeds from (i) the $50.0 million equity commitment that our Sponsor has agreed to contribute to GPIA prior to consummation of the merger (together with up to an additional $8.0 million equity commitment to fund redemptions of common stock in excess of 25% but not more than 30% of the outstanding WDKN common stock in connection with the merger), (ii) our $275.0 million Term Loan Facility, which we intend to borrow in full on the date that the merger is consummated, (iii) if necessary or desirable, up to $25.0 million that we intend to borrow under our ABL Facility on the date that the merger is consummated, (iv) cash released from the trust account upon the consummation of the business combination, (v) any cash held by World Kitchen at the consummation of the business combination and (vi) the net proceeds received by us from the incremental equity issuances, if any. To the extent not utilized to consummate the business combination or repay the remainder of World Kitchen's existing indebtedness, the proceeds from the sources described above will be used for general corporate purposes, including, but not limited to, working capital for operations, capital expenditures and future potential acquisitions.

Equity Commitment

        We have entered into an equity commitment letter, dated April 19, 2016, with our Sponsor. Pursuant to the equity commitment letter, our Sponsor has agreed to purchase, on or prior to the date that the business combination is consummated, 5,000,000 shares of WDKN common stock for a cash purchase price of $10.00 per share of common stock. In addition, if our public stockholders elect to redeem more than 25% but not more than 30% of the outstanding WDKN common stock in connection with the merger, then our Sponsor has agreed to purchase, on or prior to the date that the business combination is consummated, up to 800,000 additional shares of WDKN common stock for a cash purchase price of $10.00 per share to provide funds equal to the amount for which such WDKN public shares shall be redeemed excess of that 25% threshold. The purpose of our Sponsor's equity commitment is to provide a portion of the financing required for the transactions contemplated by the merger agreement.

        For more information on our Sponsor's equity commitment, see "The Merger Proposal—Related Agreements—Equity Commitment Letter".

Incremental Equity Issuances

        The parties to the merger agreement have subsequently agreed, pursuant to the merger agreement amendment, that GPIA has the right to sell or issue (or enter into an agreement to sell or issue, as applicable) GPIA common shares, at a price of $10.00 per share, to any such person(s) or entities, including our Sponsor, any WKI pre-closing holder, each of their respective affiliates and/or unrelated third parties, with whom GPIA may enter into an agreement(s) in respect of the foregoing, that are incremental to any sale or issuance of GPIA common shares or WDKN common stock, as applicable, pursuant to the equity commitment or the merger agreement; provided that in no event shall such incremental equity issuances (i) exceed $115,000,000 in the aggregate or (ii) result in more than $43,000,000 of available cash on the consolidated balance sheet of GPIA, after giving effect to the merger and all payments, distributions, disbursements or similar actions required in connection therewith, including any payments made or to be made in respect of any GPIA shareholder who has exercised their redemption rights. We refer to such issuances, collectively, as the "incremental equity issuances".

        For more information on the incremental equity issuances, see "The Merger Proposal—Related Agreements—Merger Agreement Amendment".

Debt Financing

        We have entered into a debt commitment letter with Citigroup Global Markets Inc., Bank of Montreal and BMO Capital Markets Corp. as joint lead arrangers and bookmanagers (the "lead arrangers") dated April 19, 2016 (the "debt commitment letter"), pursuant to which the lead arrangers have committed to provide debt financing to GPIA and, following consummation of the business combination, World Kitchen, in the form of a $100.0 million senior secured asset-based revolving credit facility (the "ABL Facility"), and a $275.0 million senior secured term loan facility (the "Term Loan Facility"). The lead arrangers have the right to syndicate the debt facilities. The proceeds of the Term Loan Facility and up to $25 million of the ABL Facility, together with the proceeds of the equity contribution required to be made to WDKN pursuant to the equity commitment letter referred to above, are expected to be used to (a) fund the cash consideration payable to the equityholders of World Kitchen pursuant to the merger agreement, (b) pay fees, commissions and expenses in connection with the business combination and the equity financing and debt financings described above and (c) repay all amounts owing under World Kitchen's existing credit agreement and to repay certain other indebtedness of World Kitchen and its subsidiaries, except that the promissory note executed in connection with the closure of a distribution center in Monee, IL in the amount of approximately $4.3 million will remain outstanding after consummation of the merger. In addition, the ABL Facility will be available after closing to fund working capital requirements of World Kitchen following consummation of the business combination.

        For more information on the debt commitment, see "The Merger Proposal—Related Agreements—Debt Commitment Letter".

Proposals to be put to the Special Meeting

        The following is a summary of the proposals to be put to the special meeting.

The Merger Proposal

        The merger agreement provides for a business combination transaction by means of the merger of Let's Go with and into World Kitchen, with World Kitchen surviving and becoming a wholly-owned subsidiary of WDKN. Prior to and as a condition of the merger, GPIA will change its jurisdiction of incorporation by effecting a deregistration under Article 206 of the Cayman Islands Companies Law and a domestication under Section 388 of the DGCL, pursuant to which GPIA's jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. In connection with the domestication, GPIA intends to change its name to World Kitchen Group, Inc., which is referred to as WDKN.

        The aggregate merger consideration of $500 million, subject to certain adjustments identified in the merger agreement, will be comprised of 75% cash and 25% WDKN common stock.

        After consideration of the factors identified and discussed in the section entitled "The Merger Proposal—GPIA's Board of Directors' and the Special Transaction Committee's Reasons for Approval of the Merger", GPIA's board of directors concluded that the merger met all of the requirements disclosed in the prospectus for its initial public offering, including that the business of World Kitchen had a fair market value of at least 80% of the balance of the funds in the trust account at the time of execution of the merger agreement.

        If any proposal is not approved by GPIA's shareholders at the general meeting, the GPIA board of directors may submit the adjournment proposal for a vote.

        For additional information, see "The Merger Proposal" section of this proxy statement/prospectus.

The Domestication Proposal

        As discussed in this proxy statement/prospectus, if the merger proposal is approved, then GPIA is asking its shareholders to approve the domestication proposal. Under the merger agreement, the approval of the domestication proposal is also a condition to the consummation of the merger. If, however, the domestication proposal is approved, but the merger proposal is not approved, then neither the domestication nor the merger will be consummated.

        As a condition to closing the merger pursuant to the terms of the merger agreement, the board of directors of GPIA has unanimously approved a change of GPIA's jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the "domestication"). To effect the domestication, GPIA will file a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which GPIA will be domesticated and continue as a Delaware corporation, at which time GPIA will change its name, in connection with the effectiveness of the merger, to "World Kitchen Group, Inc.". We refer to GPIA following effectiveness of the domestication as "WDKN". On the effective date of the domestication, each currently issued and outstanding ordinary share, par value $0.0001 per share, of GPIA automatically will convert by operation of law, on a one-for-one basis, into shares of common stock, par value $0.0001 per share, of World Kitchen Group, Inc. Similarly, our outstanding warrants will become warrants to acquire the corresponding shares of WDKN common stock and no other changes will be made to the terms of any outstanding warrants as a result of the domestication.

        The domestication proposal, if approved, will approve a change of GPIA's jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while GPIA is currently governed by the Cayman Islands Companies Law, upon domestication, WDKN will be governed by the DGCL. Accordingly, we encourage shareholders to carefully consult the information set out below under "Comparison of Corporate Governance and Shareholder Rights". Additionally, we note that if the domestication proposal is approved, then GPIA will also ask its shareholders to approve the organizational documents proposals (discussed below) and we encourage shareholders to carefully consult the section entitled "The Organizational Documents Proposals" (including the chart of material differences included therein) and the Proposed Organizational Documents of WDKN, attached hereto as Annexes C and D.

        For additional information, see "The Domestication Proposal" section of this proxy statement/prospectus.

The Organizational Documents Proposals

        If the domestication proposal is approved and the business combination is to be consummated, GPIA will replace the current amended and restated memorandum of association of GPIA under the Cayman Islands Companies Law (the "Existing Memorandum") and the current articles of association of GPIA (the "Existing Articles" and, together with the Existing Memorandum, the "Existing Organizational Documents"), in each case, under the Cayman Islands Companies Law, with a new certificate of incorporation (the "Proposed Charter") and bylaws (the "Proposed Bylaws" and, together with the Proposed Charter, the "Proposed Organizational Documents") of WDKN, in each case, under the Delaware General Corporation Law.

        The Proposed Organizational Documents differ in certain material respects from the Existing Organizational Documents and we encourage shareholders to carefully consult the information set out in the Section "The Organizational Documents Proposals" (including the chart of material differences included therein) and the full text of the Proposed Organizational Documents of WDKN, attached hereto as Annexes C and D.

        GPIA's shareholders are asked to consider and vote upon and to approve by special resolution eight separate proposals (collectively, the "organizational documents proposals") in connection with the replacement of the Existing Organizational Documents with the Proposed Organizational Documents. The organizational documents proposals are conditioned on the approval of the domestication proposal, and, therefore, also conditioned on approval of the merger proposal. Therefore, if the merger proposal and the domestication proposal are not approved, the organizational documents proposals will have no effect, even if approved by holders of GPIA ordinary shares. A brief summary of each of the organizational documents proposals is set forth below. These summaries are qualified in their entirety by reference to the complete text of the Proposed Organizational Documents of WDKN.

Organizational Documents Proposal A—Approval of Authorization of Additional Shares of Common Stock of WDKN

        Assuming the merger proposal and the domestication proposal are approved, our shareholders are also being asked to approve organizational documents proposal A, which is, in the judgment of our board of directors, necessary to adequately address the needs of WDKN after the business combination. Under the merger agreement, the approval of each of the organizational documents proposals is a condition to the consummation of the merger and therefore approval of this organizational documents proposal A is a condition to the consummation of the merger.

        As of the date of this proxy statement/prospectus, GPIA had 21,562,500 ordinary shares issued and outstanding, consisting of 17,250,000 shares originally sold as part of the units issued in our initial public offering and 4,312,500 founder shares that were issued to our Sponsor prior to our initial public offering. All of the outstanding ordinary shares of GPIA will be converted by operation of law into shares of common stock of WDKN in the domestication.

        In connection with the business combination, we expect to issue (i) up to an estimated maximum of 9,000,000 shares of WDKN common stock to the equityholders of World Kitchen (other than the holders of World Kitchen's stock appreciation rights, who will receive only cash in respect of their applicable portion of the merger consideration) and (ii) up to a maximum of 5,800,000 common shares to our Sponsor, at or prior to consummation of the business combination, pursuant to its equity commitment.

        In order to ensure that WDKN has sufficient authorized capital for future issuances, including pursuant to the 2016 Plan, our board of directors has approved, subject to stockholder approval, that the Proposed Organizational Documents of WDKN increase the number of shares of our common stock from 400,000,000 ordinary shares (as currently authorized in GPIA's Existing Organizational Documents), to 600,000,000 shares of WDKN common stock.

        For additional information, see "Organizational Documents Proposal A—Approval of Authorization of Additional Shares of Common Stock of WDKN, as Set Forth in the Proposed Organizational Documents" section of this proxy statement/prospectus.

Organizational Documents Proposal B—Approval of Issuance of Preferred Stock of WDKN at the Board of Directors' Sole Discretion

        Assuming the merger proposal and the domestication proposal are approved, our shareholders are also being asked to approve organizational documents proposal B. Under the merger agreement, the approval of each of the organizational documents proposals is a condition to the consummation of the merger and therefore approval of this organizational documents proposal B is a condition to the consummation of the merger.

        GPIA currently has 20,000,000 shares of preferred stock, that, assuming approval of the domestication proposal and WDKN's incorporation in the State of Delaware, will become 20,000,000 shares of preferred stock of WDKN. Approval of this organizational documents proposal B will allow for issuance of any or all of these shares of preferred stock from time to time at the discretion of the board of directors, as may be permitted by the DGCL, and without further stockholder action. The shares of preferred stock would be issuable for any proper corporate purpose, including, among other things, future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock incentive plans, pursuant to which we may provide equity incentives to employees, officers and directors, and in certain instances may be used as an anti-takeover defense.

        For additional information, see "Organizational Documents Proposal B—Approval of Proposal Regarding Issuance of Preferred Stock of WDKN At the Board of Directors' Sole Discretion, as Set Forth in the Proposed Organizational Documents" section of this proxy statement/prospectus.

Organizational Documents Proposal C—Standard and Vote Required for Director Removal

        The Proposed Organizational Documents stipulate that any director or the entire board of directors may be removed from office at any time, but only for cause, and only by the affirmative vote of the holders of at least two-thirds of the capital stock of WKDN issued and outstanding and entitled to vote in the election of directors. Additionally, a decrease in the size of the board of directors will not have the effect of removing any incumbent director before his or her term expires.

        For additional information, see "Organizational Documents Proposal C—Approval of Standard and Vote Required For Director Removal, as Set Forth in the Proposed Organizational Documents" section of this proxy statement/prospectus.

Organizational Documents Proposal D—Approval of Proposal Relating to the Ability of Stockholders to Call a Special Meeting

        Assuming the merger proposal and the domestication proposal are approved, our shareholders are also being asked to approve organizational documents proposal D, which is, in the judgment of our board of directors, necessary to adequately address the needs of WDKN after the business combination. Under the merger agreement, the approval of each of the organizational documents proposals is a condition to the consummation of the merger and therefore approval of this organizational documents proposal D is a condition to the consummation of the merger.

        The Proposed Organizational Documents stipulate that, unless required by law, Special Meetings of stockholders may only be called by either (i) the chairman of the board of directors, (ii) the Chief Executive Officer of WDKN, (iii) the President of WDKN, (iv) the board of directors or (v) the holders of at least two-thirds of the capital stock WDKN issued and outstanding and entitled to vote generally in the election of directors. Other than as set forth in clause (v) of the preceding sentence, under the Proposed Organizational Documents, WDKN's stockholders have no power to call a special meeting.

        For additional information, see "Organizational Documents Proposal D—Approval of Proposal Regarding the Ability of Stockholders To Call A Special Meeting, as Set Forth in the Proposed Organizational Documents" section of this proxy statement/prospectus.

Organizational Documents Proposal E—Approval of Proposal Relating to the Ability of Stockholders to Act By Written Consent

        Assuming the merger proposal and the domestication proposal are approved, our shareholders are also being asked to approve organizational documents proposal E, which is, in the judgment of our board of directors, necessary to adequately address the needs of WDKN after the business combination. Under the merger agreement, the approval of each of the organizational documents proposals is a condition to the consummation of the merger.

        The Proposed Organizational Documents stipulate that any action required or permitted to be taken by the stockholders of WDKN must be effected at a duly called annual or special meeting of stockholders of WDKN, and the stockholders of WDKN do not have the ability to consent in writing to the taking of any action.

        For additional information, see "Organizational Documents Proposal E—Approval of Proposal Regarding the Ability of Stockholders To Act By Written Consent, as Set Forth in the Proposed Organizational Documents" section of this proxy statement/prospectus.

Organizational Documents Proposal F—Approval of Threshold for Stockholder Vote to Amend to the Certificate of Incorporation and Bylaws of WDKN

        Assuming the merger proposal and the domestication proposal are approved, our shareholders are also being asked to approve organizational documents proposal F, which is, in the judgment of our board of directors, necessary to adequately address the needs of WDKN after the business combination. Under the merger agreement, the approval of each of the organizational documents proposals is a condition to the consummation of the merger and therefore approval of this organizational documents proposal F is a condition to the consummation of the merger.

        The Proposed Organizational Documents stipulate that WDKN reserves the right to amend, alter, change or repeal any provision of its certificate of incorporation. Stockholders of WDKN can amend, alter, change or repeal any provision of WDKN's certificate of incorporation (other than the articles thereof relating to the WDKN's name, address and registered office, purpose and matters related to WDKN's common and preferred stock), by the affirmative vote of the holders of at least two-thirds of the voting power of WDKN's then outstanding capital stock entitled to vote generally in the election of directors.

        The Proposed Organizational Documents also stipulate that WDKN's bylaws may be amended, altered or repealed by the affirmative vote of the holders of at least two-thirds of the voting power of WDKN's then outstanding capital stock entitled to vote generally in the election of directors. This provision is in addition to the ability of WDKN's board of directors to take such action by the affirmative vote of at least a majority of the entire board of directors.

        For additional information, see "Organizational Documents Proposal F—Approval of Threshold for Stockholder Vote to Amend (1) Certain Provisions of the Certificate of incorporation and (2) the Bylaws of WDKN, as Set Forth in the Proposed Organizational Documents" section of this proxy statement/prospectus.

Organizational Documents Proposal G—Approval of the Election Not to be Governed by Section 203 of the DGCL

        Assuming the merger proposal and the domestication proposal are approved, our shareholders are also being asked to approve organizational documents proposal G, which is, in the judgment of our board of directors, necessary to adequately address the needs of WDKN after the business combination. Under the merger agreement, the approval of each of the organizational documents proposals is a condition to the consummation of the merger and therefore approval of this organizational documents proposal G is a condition to the consummation of the merger.

        Organizational documents proposal G is a proposal to authorize the election of WDKN not to be governed by Section 203 of the DGCL and, instead, include a provision that is substantially similar to Section 203 but carves out our Sponsor and its successors, certain affiliates and each of their transferees from the definition of "interested stockholder". For additional information, see "Organizational Documents Proposal G—Approval of the Election Not to be Governed by Section 203 of the DGCL" section of this proxy statement/prospectus.

Organizational Documents Proposal H—Approval of Other Changes in Connection with Adoption of the Proposed Organizational Documents

        Assuming the merger proposal and the domestication proposal are approved, our shareholders are also being asked to approve organizational documents proposal H, which is, in the judgment of our board of directors, necessary to adequately address the needs of WDKN after the business combination. Under the merger agreement, the approval of each of the organizational documents proposals is a condition to the consummation of the merger and therefore approval of this organizational documents proposal H is a condition to the consummation of the merger.

        Organizational documents proposal H is a proposal to authorize all other changes in connection with the replacement of the current amended and restated memorandum and articles of association of GPIA with a new certificate of incorporation and bylaws of WDKN as part of the domestication, including (i) changing the post-domestication corporate name from "GP Investments Acquisition Corp." to "World Kitchen Group, Inc." and making WDKN's corporate existence perpetual, (ii) adopting Delaware as the exclusive forum for certain stockholder litigation, (iii) granting a waiver regarding corporate opportunities to WDKN's directors and officers and (iv) removing certain provisions related to our status as a blank check company that will no longer apply upon consummation of the business combination, all of which GPIA's board of directors believe are necessary to adequately address the needs of WDKN after the business combination.

        For additional information, see "Organizational Documents Proposal H—Approval of Other Changes in Connection With Adoption of the Proposed Organizational Documents" section of this proxy statement/prospectus.

The Stock Issuance Proposal

        Assuming the merger proposal, the domestication proposal and each of the organizational documents proposals are approved, our shareholders are also being asked to approve, by ordinary resolution, the stock issuance proposal.

        Our common shares are listed on NASDAQ and, as such, we are seeking shareholder approval of the issuance of WDKN common stock to (1) the existing equityholders of World Kitchen (other than the holders of World Kitchen's stock appreciation rights, who will receive only cash in respect of their applicable portion of the merger consideration) in connection with the business combination, (2) our Sponsor pursuant to its equity commitment in connection with the business combination and (3) any person or entity in connection with any incremental equity issuances, to the extent such issuance would require a shareholder vote under Nasdaq Listing Rule 5635, in each case, in order to comply with NASDAQ Listing Rule 5635.

        For additional information, see "The Stock Issuance Proposal" section of this proxy statement/prospectus.

The Incentive Plan Proposal

        Assuming the merger proposal, the domestication proposal, each of the organizational documents proposals and the stock issuance proposal are approved, our shareholders are also being asked to approve, by ordinary resolution, the incentive plan proposal.

        Our board of directors has unanimously approved and adopted the GP Investments Acquisition Corp. 2016 Omnibus Incentive Plan, referred to as the 2016 Plan, and assuming the merger proposal, the Domestication Proposal, each of the Organizational Documents Proposals and the stock issuance proposal are approved, our shareholders are also being asked to approve the 2016 Plan. Our stockholders should carefully read the entire 2016 Plan, a copy of which is attached to this proxy statement/prospectus as Annex F, before voting on this proposal.

        This proposal is conditioned upon the approval of the Merger Proposal and the Stock Issuance Proposal. If either the Merger Proposal or the Stock Issuance Proposal is not approved, this proposal will have no effect. If all applicable proposals, including this proposal, are approved, the 2016 Plan will be renamed the World Kitchen Group, Inc. 2016 Omnibus Incentive Plan and all references in the 2016 Plan to GPIA or "the company" will be revised to refer to WDKN.

        For additional information, see "The Incentive Plan Proposal" section of this proxy statement/prospectus.

The Adjournment Proposal

        If, based on the tabulated vote, there are not sufficient votes at the time of the general meeting to authorize GPIA to consummate the business combination (because any of the condition precedent proposals have not been approved (including as a result of the failure of any other cross-conditioned condition precedent proposals to be approved)), GPIA's board of directors may submit a proposal to adjourn the general meeting to a later date or dates, if necessary, to permit further solicitation of proxies.

        For additional information, see "The Adjournment Proposal" section of this proxy statement/prospectus.

GPIA Initial Shareholders

        As of the date of this proxy statement/prospectus, our Sponsor, GPIC, Ltd. (our "Sponsor"), an affiliate of GP Investments, Ltd., owns 4,252,500 ordinary shares, and our independent directors own an aggregate of 60,000 ordinary shares. We refer to our Sponsor and our independent directors that own any of our ordinary shares as our "initial shareholders", and the 4,312,500 ordinary shares that they own in aggregate are referred to as the "founder shares". In addition, our Sponsor owns 6,062,500 warrants (the "private placement warrants") that were issued in a private placement that closed simultaneously with our initial public offering. In addition, an affiliate of our Sponsor owns 52,100 warrants that were acquired by such affiliate in the secondary market following our initial public offering.

        Assuming consummation of the business combination as of August 31, 2016, immediately following the consummation of the business combination (without taking into account any GPIA ordinary shares held by World Kitchen equityholders prior to the consummation of the business combination, and assuming (i) that our Sponsor subscribes for 5,000,000 common shares pursuant to its equity commitment at or prior to the consummation of the business combination, (ii) that WDKN issues 6,062,282 shares of WDKN common stock to the former equityholders of World Kitchen pursuant to the merger agreement and (iii) that no public shareholders exercise their redemption rights), the former equityholders of World Kitchen (other than the holders of World Kitchen's SARs who will receive only cash in respect of their applicable portion of the merger consideration) are expected to own approximately 18.6% of WDKN's common stock (or 12.8% of WDKN's common stock on a fully-diluted basis) and our current shareholders are expected to own approximately 81.4% of WDKN's common stock (or 87.2% of WDKN's common stock on a fully-diluted basis), which comprises (i) 28.6% of WDKN's common stock (or 32.5% of our common stock on a fully-diluted basis) expected to be owned by our initial shareholders and (ii) 52.9% of WDKN's common stock (or 54.7% of WDKN's common stock on a fully-diluted basis) expected to be owned by our public shareholders.

        Assuming consummation of the business combination as of August 31, 2016, immediately following the consummation of the business combination (without taking into account any GPIA ordinary shares held by World Kitchen equityholders prior to the consummation of the business combination, and assuming (i) that WDKN issues 6,062,282 shares of WDKN common stock to the former equityholders of World Kitchen pursuant to the merger agreement, (ii) that our Sponsor subscribes for 5,800,000 common shares pursuant to its equity commitment at or prior to the consummation of the business combination and (iii) that holders of 30% of the outstanding GPIA ordinary shares elect to redeem their ordinary shares in connection with the merger), the former equityholders of World Kitchen (other than the holders of World Kitchen's SARs, who will receive only cash in respect of their applicable portion of the merger consideration) are expected to own approximately 21.4% of WDKN's common stock (or 14.1% of WDKN's common stock on a fully-diluted basis) and our current shareholders are expected to own approximately 78.6% of WDKN's common stock (or 85.9% of WDKN's common stock on a fully-diluted basis), which comprises (i) 35.7% of WDKN's common stock (or 37.6% of our common stock on a fully-diluted basis) expected to be owned by our initial shareholders and (ii) 42.9% of WDKN's common stock (or 48.3% of WDKN's common stock on a fully-diluted basis) expected to be owned by our public shareholders.

        Any incremental equity issuances to our Sponsor or its affiliates would further increase the relative percentage ownership of our Sponsor and, accordingly, would further increase the percentage ownership of the initial shareholders. Based on current assumptions underlying the sources and uses for funding the business combination, the incremental equity issuances, if any, would not result in dilution of the relative ownership interest of the non-redeeming public shareholders or the former equity holders of World Kitchen. As the amount of the incremental equity issuances, if any, is not currently known, GPIA cannot provide exact figures as to percentage ownership that may result therefrom.

        In connection with our initial public offering, our initial shareholders entered into letter agreements to vote their founder shares, as well as any public shares purchased during or after our initial public offering, in favor of the merger proposal. Our initial shareholders also have indicated that they intend to vote their shares in favor of all other proposals being presented at the general meeting.

        In connection with our initial public offering, the founder shares were placed into an escrow account maintained in New York, New York by Continental Stock Transfer & Trust Company, acting as escrow agent. Subject to certain limited exceptions, these founder shares will not be transferred, assigned or sold until released from escrow on the date that is one year after the date of the consummation of our initial business combination or earlier if, subsequent to our business combination, (i) the last sale price of our ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination or (ii) we consummate a subsequent liquidation, merger, share exchange or other similar transaction which results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property. We refer to such transfer restrictions throughout this proxy statement/prospectus as the "lock-up".

Organizational Structure

        The following diagram illustrates the ownership structure of WDKN immediately following consummation of the business combination. This diagram does not taking into account any GPIA ordinary shares held by World Kitchen equityholders prior to the consummation of the business combination, assumes that the business combination is consummated on August 31, 2016 and further assumes (i) that our Sponsor subscribes for 5,000,000 common shares pursuant to its equity commitment at or prior to the consummation of the business combination, (ii) that WDKN issues 6,062,282 shares of WDKN common stock to the former equityholders of World Kitchen pursuant to the merger agreement and (iii) that no public shareholders exercise their redemption rights. If these assumptions are not correct, then the shareholdings set forth in the diagram below would change.

Date, Time and Place of Special Meeting of GPIA's Shareholders

        The extraordinary general meeting of the shareholders of GPIA will be held at 10:00 a.m., Eastern Time, on [    •    ], 2016, at the offices of [    •    ] at [    •    ], to consider and vote upon the proposals to be put to the general meeting, including if necessary, the adjournment proposal, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the general meeting, each of the condition precedent proposals have not been approved.

Voting Power; Record Date

        Shareholders will be entitled to vote or direct votes to be cast at the general meeting if they owned GPIA ordinary shares at the close of business on June 30, 2016, which is the record date for the general meeting. Shareholders will have one vote for each GPIA ordinary share owned at the close of business on the record date. If your shares are held in "street name" or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. Our warrants do not have voting rights. On the record date, there were

21,562,500 GPIA ordinary shares outstanding, of which 17,250,000 were public shares with the rest being held by the GPIA initial shareholders.

Quorum and Vote of GPIA Shareholders

        A quorum of GPIA shareholders is necessary to hold a valid meeting. A quorum will be present at the GPIA general meeting if a majority of the outstanding shares entitled to vote at the general meeting are represented in person or by proxy. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the general meeting. As of the record date for the general meeting, 10,781,251 GPIA ordinary shares would be required to achieve a quorum.

        In connection with our initial public offering, our initial shareholders (consisting of our Sponsor and our independent directors at the time of our initial public offering) entered into letter agreements to vote their founder shares, as well as any public shares purchased during or after our initial public offering, in favor of the merger proposal. Our initial shareholders also have indicated that they intend to vote their shares in favor of all other proposals being presented at the general meeting. As of the date hereof, our Sponsor and our independent directors own 20.0% of our total outstanding common shares.

        The proposals presented at the general meeting requires the following votes:

  •
  Merger proposal:  The approval of the merger proposal requires the affirmative vote for the proposal by the holders of a majority of the then outstanding ordinary shares who, being present and entitled to vote at the general meeting to approve the merger proposal, vote at the general meeting.

  •
  Domestication proposal:  The approval of the domestication proposal by special resolution requires a special resolution under Cayman Islands Companies Law, being the affirmative vote for the proposal by the holders of not less than two-thirds of the then outstanding ordinary shares who, being present and entitled to vote at the general meeting to approve the domestication proposal, vote at the general meeting.

  •
  Organizational documents proposals:  The separate approval of each of the organizational documents proposals by special resolution requires a special resolution under the Cayman Islands Companies Law, being the affirmative vote for each of the organizational documents proposals by the holders of not less than two-thirds of the then outstanding ordinary shares who, being present and entitled to vote at the general meeting to approve each such organizational documents proposal, vote at the general meeting.

  •
  Stock issuance proposal:  The approval of the stock issuance proposal requires the affirmative vote for the proposal by the holders of a majority of the then outstanding ordinary shares who, being present and entitled to vote at the general meeting to approve the stock issuance proposal, vote at the general meeting.

  •
  Incentive plan proposal:  The approval of the incentive plan proposal requires the affirmative vote for the proposal by the holders of a majority of the then outstanding ordinary shares who, being present and entitled to vote at the general meeting to approve the incentive plan proposal, vote at the general meeting.

  •
  Adjournment proposal:  The approval of the adjournment proposal requires the affirmative vote for the proposal by the holders of a majority of the then outstanding ordinary shares who, being present and entitled to vote at the general meeting to approve the adjournment proposal, vote at the general meeting.

        Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the general meeting.

Redemption Rights

        Pursuant to GPIA's amended and restated memorandum and articles of association, a public shareholder may request of GPIA that WDKN redeem all or a portion of the WDKN public shares that they will hold following the domestication for cash if the merger is consummated. Public shareholders will be entitled to receive cash for WDKN public shares only as provided below:

  (i)
  if the public shareholder holds ordinary shares through units, the shareholder must elect to separate its units into the underlying public shares and public warrants prior to exercising its redemption rights with respect to the public shares;

  (ii)
  prior to 5:00 p.m., Eastern Time at least two business days prior to the date of the general meeting (such deadline not being extended for any adjournment of the general meeting), the public shareholder must submit a written request to Continental Stock Transfer & Trust Company, GPIA's transfer agent, that WDKN redeem their WDKN public shares for cash; and

  (iii)
  the public shareholder must deliver its ordinary shares to Continental Stock Transfer & Trust Company, GPIA's transfer agent, physically or electronically through Depository Trust Company, or DTC.

As noted above, holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. Holders may instruct their broker to do so, or if a holder holds units registered in its own name, the holder must contact Continental Stock Transfer & Trust Company, GPIA's transfer agent, directly and instruct them to do so. Public stockholders may elect to redeem WDKN public shares even if they vote for the merger proposal. If the merger is not consummated, the public shares will not be redeemed for cash. If a public shareholder properly exercises its right to redeem the WDKN public shares that it will hold upon the domestication and timely delivers its public shares to Continental Stock Transfer & Trust Company, GPIA's transfer agent, WDKN will redeem each WDKN public share into a full pro rata portion of the trust account, calculated as of two business days prior to the consummation of the merger. For illustrative purposes, as of March 31, 2016, this would amount to approximately $10.02 per public share. If a public shareholder exercises its redemption rights, then it will be exchanging its redeemed GPIA ordinary shares for cash and will no longer own such shares. See "Special Meeting of GPIA Shareholders—Redemption Rights" for a detailed description of the procedures to be followed if you wish to redeem your WDKN public shares for cash.

        Notwithstanding the foregoing, a holder of public shares, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended ("Exchange Act")), will be restricted from redeeming its WDKN public shares with respect to more than an aggregate of 20% of the WDKN public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 20% of the public shares, then any such shares in excess of that 20% limit would not be redeemed for cash.

        Under the merger agreement, the consummation of the merger is conditioned upon, among other things, holders of not more than 30% of the outstanding GPIA ordinary shares electing to redeem their ordinary shares in connection with the merger and, after giving effect to all such redemptions, not less than $122,000,000 in immediately available cash remaining in the trust account. Therefore, if our public shareholders elect to redeem more than 30% of our outstanding ordinary shares in connection with the merger or if less than $122,000,000 in immediately available cash remains in the trust account, then unless these conditions are waived by GPIA, Let's Go and World Kitchen, the merger agreement could terminate and the proposed business combination may not be consummated. There can be no assurance that GPIA, Let's Go and World Kitchen would waive such provisions of the merger agreement. Furthermore, in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001. We note, however, that pursuant to the merger agreement amendment, GPIA may seek incremental equity issuances to, among other things, fund the merger consideration in case of Excess Redemption Shares. In the event of a Threshold Event, and then, only if (x) the aggregate proceeds received by GPIA in respect of any or all incremental equity issuances is equal to or greater than the Excess Amount, and (y) the entire $58 million of the Equity Financing from our Sponsor as contemplated under the equity commitment has been funded, each of the parties to the merger agreement shall be automatically deemed to have waived satisfaction of the above referenced conditions. For more information on the incremental equity issuances, see "The Merger Proposal—Related Agreements—Merger Agreement Amendment".

        In order for public shareholders to exercise their redemption rights in respect of the proposed merger, public shareholders must properly exercise their right to redeem the WDKN public shares that you will hold upon the domestication no later than the close of the vote on the merger proposal and deliver their ordinary shares (either physically or electronically) to Continental Stock Transfer & Trust Company, GPIA's transfer agent, at least two business days prior to the vote at the general meeting. Therefore, the exercise of redemption rights occurs prior to the domestication. For the purposes of Article 48.3 of the amended and restated memorandum and articles of association of GPIA and the Cayman Islands Companies Law, the exercise of redemption rights shall be treated as an election to have such public shares repurchased for cash and references in this proxy statement/prospectus shall be interpreted accordingly. Immediately following the domestication and the consummation of the merger, WDKN shall satisfy the exercise of redemption rights by redeeming the WDKN public shares issued to the public shareholders that validly exercised their redemption rights.

        Holders of our warrants will not have redemption rights with respect to the warrants.

Appraisal Rights

        Neither GPIA shareholders nor GPIA warrant holders have appraisal rights in connection with the merger or the domestication under the Cayman Islands Companies Law or under the DGCL.

Proxy Solicitation

        Proxies may be solicited by mail, telephone or in person. GPIA has engaged Morrow & Co., LLC to assist in the solicitation of proxies.

        If a shareholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the general meeting. A shareholder also may change its vote by submitting a later-dated proxy as described in the section entitled "Special Meeting of GPIA Shareholders—Revoking Your Proxy".

Interests of GPIA's Directors and Officers in the Merger

        When you consider the recommendation of GPIA's board of directors in favor of approval of the merger proposal, you should keep in mind that GPIA's initial shareholders, including its directors and executive officers, have interests in such proposal that are different from, or in addition to those of GPIA shareholders and warrant holders generally. These interests include, among other things, the interests listed below:

  •
  If we do not consummate a business combination transaction by May 26, 2017, which is 24 months from the closing of our initial public offering, we would cease all operations except for the purpose of winding up, redeeming all of the outstanding public shares for cash and, subject to the approval of our remaining shareholders and our board of directors, dissolving and liquidating, subject in each case to our obligations under the Cayman Islands Companies Law to provide for claims of creditors and the requirements of other applicable law. In such event, the 4,312,500 founder shares owned by our initial shareholders would be worthless because following the redemption of the public shares, we would likely have few, if any, net assets and because our initial shareholders have agreed to waive their rights to liquidating distributions from the trust account with respect to the founder shares if we fail to complete a business combination within the required period. Our Sponsor purchased the founder shares prior to our initial public offering for an aggregate purchase price of $25,000, or approximately $0.006 per share. Such founder shares had an aggregate market value of $41,615,625 based upon the closing price of $9.65 per share on the NASDAQ on July 20, 2016, the most recent closing price.

  •
  In addition, simultaneously with the closing of our initial public offering, GPIA consummated the sale of 6,062,500 private placement warrants at a price of $1.00 per warrant in a private placement to our Sponsor. In addition, an affiliate of our Sponsor owns 52,100 warrants that were acquired by such affiliate in the secondary market following our initial public offering. The warrants are each exercisable for one ordinary share at $11.50 per share. If we do not consummate a business combination transaction by May 26, 2017, then the proceeds from the sale of the private placement warrants will be part of the liquidating distribution to the public shareholders and the warrants held by our Sponsor and its affiliate will be worthless. The warrants held by our Sponsor and its affiliate had an aggregate market value of $4,738,815 based upon the closing price of $0.775 per warrant on the NASDAQ on July 25, 2016, the most recent closing price.

  •
  Each of our directors and executive officers will continue to be directors and officers of WDKN after the consummation of the merger. As such, in the future they will receive any cash fees, stock options or stock awards that the WDKN board of directors determines to pay to its directors and executive officers.

  •
  In order to protect the amounts held in the trust account, our Sponsor has agreed that it will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the trust account. This liability will not apply with respect to any claims by a third-party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the trust account or to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act.

  •
  Following consummation of the merger, our Sponsor would be entitled to the repayment of any working capital loan and advances that have been made to GPIA and remain outstanding. As of the date of this proxy statement/prospectus, our Sponsor has not made any working capital loans to us. Up to $1,000,000 of working capital loans may be convertible into warrants of WDKN at a price of $1.00 per warrant at the option of the lender. Such warrants would be identical to the private placement warrants. The terms of such working capital loans have not been determined and no written agreements exist with respect to the working capital loans. If we do not complete an initial business combination within the required period, we may use a portion of our working capital held outside the trust account to repay the working capital loans, but no proceeds held in the trust account would be used to repay the working capital loans.

  •
  Following consummation of the merger, our Sponsor, our officers and directors and their respective affiliates would be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by GPIA from time to time, made by our Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. However, if we fail to consummate a business combination within the required period, our Sponsor and our officers and directors and their respective affiliates will not have any claim against the trust account for reimbursement.

        At any time prior to the general meeting, during a period when they are not then aware of any material nonpublic information regarding GPIA or its securities, the GPIA initial shareholders, World Kitchen and/or its affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the merger proposal, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of GPIA's ordinary shares or vote their shares in favor of the merger proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that (i) holders of a majority of the shares who, being present and entitled to vote at the general meeting and who do vote, vote in favor of the merger proposal, the stock issuance proposal, the incentive plan proposal or the adjournment proposal, (ii) holders of at least two-thirds of the shares who, being present and entitled to vote at the general meeting and who do vote, vote in favor of the domestication proposal or the organizational documents proposals, and (iii) holders of no more than 30% of the outstanding GPIA ordinary shares elect to redeem their WDKN public shares in connection with the merger. Any such share purchases and other transactions may thereby increase the likelihood of obtaining shareholder approval of the business combination. This may result in the completion of our business combination that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by the GPIA initial shareholders for nominal value.

        Entering into any such arrangements may have a depressive effect on GPIA's ordinary shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the general meeting. Moreover, any such purchases may make it less likely that holders of no more than 30% of the outstanding GPIA ordinary shares elect to redeem their WDKN public shares in connection with the merger.

        If such transactions are effected, the consequence could be to cause the merger to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the general meeting and would likely increase the chances that such proposals would be approved. As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. GPIA will file a Current Report on Form 8-K to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

        The existence of financial and personal interests of the GPIA directors may result in a conflict of interest on the part of one or more of them between what he may believe is best for GPIA and what he may believe is best for him in determining whether or not to grant a waiver in a specific situation. See the sections entitled "Risk Factors" and "The Merger Proposal—Interests of GPIA's Directors and Officers in the Merger" for a further discussion of this and other risks.

Recommendation to Shareholders

        GPIA's board of directors believes that the merger proposal and the other proposals to be presented at the general meeting are in the best interest of GPIA's shareholders and unanimously recommends that its shareholders vote "FOR" the merger proposal, "FOR" the domestication proposal, "FOR" each of the separate organizational documents proposals, "FOR" the stock issuance proposal, "FOR" the incentive plan proposal and "FOR" the adjournment proposal, in each case, if presented to the general meeting.

        The existence of financial and personal interests of GPIA's directors may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of GPIA and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled "The Merger Proposal—Interests of GPIA's Directors and Officers in the Merger" for a further discussion of this.

Conditions to the Closing of the Merger

        Unless waived by the parties to the merger agreement, and subject to applicable law, the consummation of the business combination is subject to a number of conditions set forth in the merger agreement including, among others, receipt of the requisite shareholder approvals contemplated by this proxy statement/prospectus. For more information about conditions to the consummation of the business combination, see "The Merger Proposal—The Merger Agreement—Conditions to Closing of the Merger".

Sources and Uses of Funds for the Business Combination

        The following table summarizes the sources and uses for funding the business combination assuming (i) a closing date for the business combination as of March 31, 2016 and as of August 31, 2016 and (ii) in respect of each such date, that no public shareholders exercise their redemption rights. Where actual amounts are not known or knowable, the figures below represent GPIA's good faith estimate of such amounts assuming a closing as of the indicated date.

Sources		Uses
(U.S. dollars in millions, unaudited)(1)
As of March 31, 2016
Estimated Cash from World Kitchen(2)	27.3	Estimated Cash proceeds to current World Kitchen equityholders at closing	191.6
Cash from trust account	172.9	Estimated value of WDKN shares to be issued to former World Kitchen equityholders	67.2
Borrowing under Term Loan Facility(3)	275.0	Repayment of World Kitchen debt(3)	241.8
Borrowing under ABL Facility	15.0	Cash to balance sheet	50.7
New common stock issued to Sponsor	50.0	Cash to escrows	10.0
New common stock issued to equityholders of World Kitchen (other than holdings in respect of SARs), comprising 6.72 million shares of common stock issued at $10.00 per share	67.2	Payment of transaction fees	32.1
		Payment of deferred underwriting commission	6.0
		Payment of seller transaction fees	8.0
Total Sources	607.4	Total Uses	607.4

Sources		Uses
(U.S. dollars in millions, unaudited)(1)
As of August 31, 2016
Estimated cash from World Kitchen(1)	16.0	Estimated cash proceeds to current equityholders	171.9
Cash from trust account	172.9	Estimated value of 6.06 million WDKN shares to be issued to former World Kitchen equityholders	60.6
Borrowing under Term Loan Facility(3)	275.0	Repayment of World Kitchen debt(3)(4)	257.5
Borrowing under ABL Facility	15.0	Cash to balance sheet	43.4
New common stock issued to Sponsor	50.0	Cash to escrows	10.0
New common stock issued to equityholders of World Kitchen (other than holdings in respect of SARs), comprising 6.06 million shares of common stock issued at $10.00 per share	60.6	Payment of transaction fees	32.1
		Payment of deferred underwriting commission	6.0
		Payment of seller transaction fees	8.0

Total Sources	589.5	Total Uses	589.5

(1)
Amounts rounded to the nearest hundred thousand dollars.

(2)
Represents actual cash as of March 31, 2016 and estimate provided by World Kitchen management assuming an August 31, 2016 closing. The amount of cash fluctuates in the ordinary course of business. The estimated decrease from March 31, 2016 to August 31, 2016 is based on World Kitchen's anticipated cash needs to finance operations and satisfy working capital needs consistent with typical seasonality of its business.

(3)
Represents actual indebtedness as of March 31, 2016 and estimate provided by World Kitchen management assuming an August 31, 2016 closing. Indebtedness fluctuates in the ordinary course of business. The estimated increase from March 31, 2016 to August 31, 2016 is based on World Kitchen's drawing on its available credit facilities to finance operations and satisfy working capital needs consistent with typical seasonality of its business.

(4)
Reflects net debt remaining after the purchase price adjustment in accordance with the terms of the merger agreement. This "net debt" figure is the net result of (A) a downward adjustment of approximately $264,300,000 in respect of World Kitchen's closing date indebtedness, (B) an upward adjustment of approximately $13,300,000 in respect of World Kitchen's closing date cash and cash equivalents, (C) a downward adjustment of approximately $8,000,000 in respect of World Kitchen's unpaid transaction expenses, (D) an upward adjustment of approximately $2,700,000 in respect of the SAT Bond Collateral (as defined in the merger agreement) and (E) a downward adjustment of approximately $1,300,000, in each case, rounded to the nearest hundred thousand dollars and representing GPIA's good faith estimate of such items (other than those items for which specified amounts are prescribed in the merger agreement) and based on an estimated closing date of August 31, 2016.

U.S. Federal Income Tax Considerations

        For a discussion summarizing the U.S. federal income tax considerations of the domestication, an exercise of redemption rights and the Merger, please see "U.S. Federal Income Tax Considerations" beginning on page 186.

Anticipated Accounting Treatment

The Domestication

        There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of GPIA as a result of domestication. The business, capitalization, assets and liabilities and financial statements of WDKN immediately following the domestication will be the same as those of GPIA immediately prior to the domestication.

The Merger

        The merger will be accounted for as a purchase in accordance with U.S. generally accepted accounting principles ("GAAP"). Under this method of accounting, the assets (including identifiable intangible assets) and liabilities of World Kitchen as of the effective time of the merger will be recorded at their respective fair values and added to those of GPIA. Any excess of the purchase price over the fair value is recorded as goodwill. Consolidated financial statements of WDKN issued after the merger will reflect these fair values.

Comparison of Corporate Governance and Shareholder Rights

        The domestication will change GPIA's jurisdiction of incorporation from the Cayman Islands to Delaware and, as a result, GPIA's organizational documents will change and will be governed by the DGCL rather than Cayman Islands Companies Law. There are differences between Cayman Islands corporate law, which currently governs GPIA, and Delaware corporate law, which will govern WDKN following the domestication. Additionally, there are differences between the new organizational documents of World Kitchen Group, Inc. and the current constitutional documents of GPIA.

        For a summary of the material differences among the rights of holders of WDKN common stock and holders of GPIA ordinary shares, see "Comparison of Corporate Governance and Shareholder Rights".

Regulatory Matters

        The merger and the transactions contemplated by the merger agreement are not subject to any additional federal or state regulatory requirements or approvals, except for (i) required filings under the Hart—Scott—Rodino Antitrust Improvements Act of 1976 (the "HSR Act") and (ii) filings with the Cayman Islands and the State of Delaware necessary to effectuate the transactions contemplated by the merger agreement. On May 10, 2016, GPIA and World Kitchen received early termination of the waiting period under the HSR Act.

Risk Factors

        In evaluating the proposals to be presented at the general meeting, a shareholder should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled "Risk Factors".

Summary Historical Financial and Other Information of WKI Holding Company, Inc.

        The following table sets forth summary historical financial and other information of World Kitchen for the periods and as of the dates indicated. The consolidated statements of operations data and consolidated statements of cash flows data for the years ended December 31, 2015, 2014 and 2013 and the consolidated balance sheet data as of December 31, 2015 and 2014 are derived from World Kitchen's audited consolidated financial statements for the years ended December 31, 2015, 2014 and 2013 that are included elsewhere in this proxy statement/prospectus. The consolidated statements of operations data and consolidated statements of cash flows data for the quarters ended April 3, 2016 and April 5, 2015 and the consolidated balance sheet data as of April 3, 2016 are derived from World Kitchen's unaudited consolidated financial statements included elsewhere in this proxy statement/prospectus.

        World Kitchen's historical results are not necessarily indicative of future operating results. You should read the information set forth below in conjunction with "Selected Historical Financial Information of WKI Holding Company, Inc.", "Management's Discussion and Analysis of Financial Condition and Results of Operations of World Kitchen" and World Kitchen's financial statements and the related notes thereto included elsewhere in this proxy statement/prospectus.

	Quarter Ended
			Year ended December 31,
	April 3, 2016	April 5, 2015
			2015	2014	2013
	(in millions, except per share data)*
Statements of Operations Data:
Net Sales	$133.2	$144.4	$672.0	$644.4	$630.0
Cost of Sales(1)	95.5	100.5	474.9	452.4	435.6
Selling, General and Administrative Expenses(2)	40.0	41.4	159.1	160.6	166.4
Restructuring Costs for Distribution Optimization(3)	—	—	—	—	19.0
Amortization of Intangibles	0.6	0.6	2.6	2.6	2.6

Income (Loss) from Operations	(2.9)	1.9	35.4	28.8	6.4

Other (Income) Expense—Net	(0.6)	(0.5)	0.5	3.6	0.9
Interest Expense—Net	4.6	5.2	19.6	20.7	18.2

Income (Loss) Before Income Tax Expense (Benefit)	(6.9)	(2.8)	15.2	4.5	(12.8)

Income Tax Expense (Benefit)	1.2	(0.3)	3.6	80.0	(0.6)

Net Income (Loss)	$(8.1)	$(2.5)	$11.6	$(75.5)	$(12.2)

Less: Net Income Attributable to Noncontrolling Interest	—	—	—	—	0.2

Net Income (Loss) Attributable to WKI Holding Company, Inc.	$(8.1)	$(2.5)	$11.6	$(75.6)	$(12.4)

Statements of Cash Flows Data:
Net cash (used in) provided by operating activities	$(10.9)	$(12.5)	$49.7	$24.1	$33.2
Net cash used in investing activities	(4.9)	(8.5)	(25.4)	(27.3)	(18.7)
Net cash (used in) provided by financing activities	(1.1)	14.1	(6.0)	1.0	3.5
Effect of exchange rate changes on cash	0.4	(1.0)	(2.6)	(0.7)	(1.5)

Increase (decrease) in cash and cash equivalents	$(16.5)	$(7.9)	$15.7	$(2.9)	$16.5

	Quarter Ended
			Year ended December 31,
	April 3, 2016	April 5, 2015
			2015	2014	2013
	(in millions, except per share data)*
Per Share Data:
Net Income (Loss) Per Share:
Basic	$(1.09)	$(0.34)	$1.56	$(10.19)	$(1.72)
Diluted(4)	$(1.09)	$(0.34)	$1.52	$(10.19)	$(1.72)
Weighted Average Shares Outstanding:
Basic	7,475,676	7,442,821	7,442,907	7,416,572	7,238,231
Diluted	7,475,676	7,442,821	7,670,641	7,416,572	7,238,231
Cash Dividends Declared Per Share	$—	$—	$—	$—	$7.37
Segment Data:
North America
Net Sales	$88.0	$94.9	$458.4	$445.8	$436.3
Operating EBITDA(5)	$8.3	$13.1	$72.3	$69.6	$61.6
Asia Pacific
Net Sales	$40.8	$43.0	$190.1	$171.3	$171.8
Operating EBITDA(5)	$9.4	$8.2	$38.3	$36.9	$40.6
LA/EMEA
Net Sales	$4.4	$6.5	$23.4	$27.3	$21.9
Operating EBITDA(5)	$0.3	$1.0	$3.8	$4.3	$5.5
Other Data:
Adjusted EBITDA(6)	$9.1	$13.6	$76.6	$74.8	$70.7
Capital Expenditures	$4.9	$8.4	$25.2	$24.6	$17.0

	As of April 3,	As of December 31,
	2016	2015	2014
	(in millions)*
Balance Sheet Data:
Current Assets	$252.4	$264.4	$249.6
Total Assets	470.5	487.2	486.2
Current Liabilities	108.1	108.9	116.3
Long-Term Debt, Less Current Portion	227.6	237.3	240.3
Total Liabilities	426.4	435.6	448.4
Working Capital(6)	144.3	155.5	133.3
Pension and Postemployment Benefit Obligations	62.9	62.1	63.9
Stockholders' Equity	44.1	51.5	37.7

*
Amounts may not sum due to rounding.

(1)
Includes depreciation and amortization expense of $8.2 million, $9.0 million, $32.6 million, $36.9 million and $36.9 million for each of the periods ended April 3, 2016 and April 5, 2015 and for the years ended December 31, 2015, 2014 and 2013, respectively.

(2)
Includes depreciation and amortization expense of $0.6 million, $0.5 million, $2.1 million, $2.2 million and $2.4 million for each of the periods ended April 3, 2016 and April 5, 2015 and for the years ended December 31, 2015, 2014 and 2013, respectively.

(3)
Restructuring costs for distribution optimization are costs related to the optimization of World Kitchen's distribution network in the United States, which was completed in 2013. The restructuring included the shutdown of World Kitchen's Midwest distribution facility, the expansion of its East Coast distribution facility and the relocation and expansion of its West Coast distribution facility. For a description of World Kitchen's distribution facilities, see "Information

  About World Kitchen—Manufacturing, Sourcing and Distribution—Distribution" and "Information About World Kitchen—Properties".

(4)
Weighted average stock options and stock appreciation rights of 243,212 and 12,236 for the years ended December 31, 2014 and 2013, respectively, were excluded from the calculation of diluted net loss per share because their effects are anti-dilutive.

(5)
For a reconciliation of segment operating EBITDA to net income (loss), see Note 16, "Segment Reporting", to World Kitchen's audited consolidated financial statements for the years ended December 31, 2015, 2014 and 2013 and Note 13, "Segment Reporting", to World Kitchen's unaudited consolidated financial statements for the quarters ended April 3, 2016 and April 5, 2015 included elsewhere in this proxy statement/prospectus.

(6)
World Kitchen defines Adjusted EBITDA as EBITDA plus stock compensation expense, after eliminating the impact of non-recurring items and other factors that World Kitchen does not consider indicative of future operating performance. World Kitchen believes that Adjusted EBITDA provides useful information to management and investors regarding certain financial and business trends relating to its financial condition and results of operations. World Kitchen uses Adjusted EBITDA to compare its performance to that of prior periods for trend analyses, for purposes of determining management incentive compensation and for budgeting and planning purposes. These measures are used in monthly financial reports prepared for management and World Kitchen's board of directors. World Kitchen believes that the use of Adjusted EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing World Kitchen's financial measures with other consumer products companies, many of which present similar non-GAAP financial measures to investors. World Kitchen does not consider Adjusted EBITDA in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of Adjusted EBITDA is that it excludes significant expenses and income that are required by GAAP to be recorded in World Kitchen's financial statements. In particular, Adjusted EBITDA (i) does not reflect interest income or expense, cash requirements for World Kitchen's income taxes, depreciation and amortization, which are significant and unavoidable operating costs given the level of capital expenditures needed to maintain World Kitchen's business, or non-cash components related to employee compensation and (ii) may be calculated differently by other companies in our or related industries, limiting its usefulness as a comparative measure. In addition, Adjusted EBITDA is subject to inherent limitations as it reflects the exercise of judgments by management about which expenses and income are excluded or included in determining Adjusted EBITDA. In order to compensate for these limitations, management presents Adjusted EBITDA in connection with GAAP results. Investors are encouraged to evaluate each adjustment and the reasons World Kitchen considers it appropriate for supplemental analysis. The following table presents a reconciliation of net income (loss) to Adjusted EBITDA for the periods presented:

	Quarter ended
			Year ended December 31,
	April 3, 2016	April 5, 2015
			2015	2014	2013
	(in millions)
Net Income (Loss)	$(8.1)	$(2.5)	$11.6	$(75.5)	$(12.2)
Interest Expense—Net	4.6	5.2	19.6	20.7	18.2
Income Tax Expense (Benefit)	1.2	(0.3)	3.6	80.0	(0.6)
Depreciation and Amortization	9.4	10.2	37.3	41.8	41.9
Net Income Attributable to Noncontrolling Interest	—	—	—	—	0.2

EBITDA	7.1	12.6	72.1	67.0	47.5
Stock Compensation Expense(a)	0.3	0.3	1.2	0.8	1.5
Restructuring Expenses(b)	—	—	—	—	16.6
Loss on Disposal of Assets(c)	—	—	0.2	0.7	0.3
Corporate Cost Reduction Project(d)	0.3	0.7	2.7	6.3	3.6
Capital Structure Exploration Costs(e)	1.2	—	0.4	—	1.1
Other	0.2	—	—	—	0.1

Adjusted EBITDA	$9.1	$13.6	$76.6	$74.8	$70.7

(a)
Represents stock compensation expenses related to certain of World Kitchen's key employees and directors. Stock compensation expense is included in selling, general and administrative expenses with a corresponding increase to additional paid-in capital.

(b)
Represents restructuring costs of $19.0 million, net of $2.4 million of accelerated depreciation, for distribution optimization related to the optimization of World Kitchen's distribution network in the United States, which was completed in 2013. The restructuring included the shutdown of World Kitchen's Midwest distribution facility, the expansion of its East Coast distribution facility and the relocation and expansion of its West Coast distribution facility.

(c)
Represents loss on disposal of property, plant and equipment disposed of in the ordinary course.

(d)
Represents severance and other costs related to corporate cost savings initiatives.

(e)
Represents primarily legal and consulting costs related to potential investor transactions.
(7)
Working capital is defined as total current assets less total current liabilities.

SELECTED HISTORICAL FINANCIAL INFORMATION OF
GP INVESTMENTS ACQUISITION CORP.

        GPIA is providing the following selected historical financial information to assist you in your analysis of the financial aspects of the merger.

        GPIA's balance sheet data as of December 31, 2015 and statement of operations data for the period from January 28, 2015 (inception) to December 31, 2015 are derived from GPIA's audited financial statements included elsewhere in this proxy statement/prospectus. GPIA's balance sheet data as of March 31, 2016 and statement of operations data for the three months ended March 31, 2016 are derived from GPIA's unaudited financial statements included elsewhere in this proxy statement/prospectus.

        The information is only a summary and should be read in conjunction with GPIA's consolidated financial statements and related notes and "Other Information Related to GP Investments Acquisition Corp.—GPIA's Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere herein. The historical results included below and elsewhere in this proxy statement/prospectus are not indicative of the future performance of GPIA.

Statement of Balance Sheet Data:	As at March 31, 2016	As at December 31, 2015
	(U.S. dollars except for number of shares)
Assets
Current Assets
Cash and cash equivalents	$871,920	$967,449
Prepaid expenses	83,573	7,951

Total Current Assets	955,493	975,400
Cash and securities held in trust account	172,842,770	172,578,252

Total Assets	$173,798,263	$173,553,652

Liabilities and Shareholders' Equity
Current liability—Accounts payable and accrued expenses	$1,066,973	$19,968
Deferred underwriting fees	6,037,500	6,037,500

Total Liabilities	7,104,473	6,057,468

Commitments
Ordinary shares subject to possible redemption, 16,137,312 and 16,242,250 shares at redemption value as of March 31, 2016 and December 31, 2015, respectively	161,693,789	162,496,183
Shareholders' Equity
Preferred shares, $0.0001 par value; 20,000,000 authorized, none issued and outstanding	—	—
Ordinary shares, $0.0001 par value; 400,000,000 shares authorized; 5,425,188 and 5,320,250 shares issued and outstanding (excluding 16,137,312 and 16,242,250 shares subject to possible redemption) as of March 31, 2016 and December 31, 2015, respectively	542	532
Additional paid in capital	5,932,579	5,130,195
Accumulated deficit	(933,120)	(130,726)

Total Shareholders' Equity	5,000,001	5,000,001

Total Liabilities and Shareholders' Equity	$173,798,263	$173,553,652

	Three months ended March 31,
			For the Period from January 28, 2015 (inception) through December 31, 2015
Statement of Operations Data:	2016	2015
	(U.S. dollars except for number of shares)
Operating costs	$1,066,912	$9,351	$208,978

Loss from operations	(1,066,912)	(9,351)	(208,978)

Other income:
Interest income	161,227	—	78,252
Unrealized gain on marketable securities held in Trust Account	103,291	—	—

Net Loss	$(802,394)	$(9,351)	$(130,726)

Weighted average shares outstanding, basic and diluted	5,320,250	3,750,000	4,761,628

Basic and diluted net loss per common share	$(0.15)	$(0.00)	$(0.03)

 SELECTED HISTORICAL FINANCIAL INFORMATION OF WKI HOLDING COMPANY, INC.

        The following table sets forth selected historical financial information of World Kitchen for the periods and as of the dates indicated. The consolidated statements of operations data and consolidated statements of cash flows data for the years ended December 31, 2015, 2014 and 2013 and the consolidated balance sheet data as of December 31, 2015 and 2014 are derived from World Kitchen's audited consolidated financial statements for the years ended December 31, 2015, 2014 and 2013 that are included elsewhere in this proxy statement/prospectus. The consolidated statements of operations data and consolidated statements of cash flows data for each of the years ended December 31, 2012 and 2011, and the consolidated balance sheet data as of December 31, 2013, 2012 and 2011 are derived from the audited consolidated financial statements of World Kitchen that are not included elsewhere in this proxy statement/prospectus. The consolidated statements of operations data and consolidated statements of cash flows data for the quarters ended April 3, 2016 and April 5, 2015 and the consolidated balance sheet data as of April 3, 2016 are derived from World Kitchen's unaudited consolidated financial statements included elsewhere in this proxy statement/prospectus.

        World Kitchen's historical results are not necessarily indicative of future operating results. You should read the information set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of World Kitchen" and World Kitchen's financial statements and the related notes thereto included elsewhere in this proxy statement/prospectus.

	Quarter Ended		Year ended December 31,
	April 3, 2016	April 5, 2015	2015	2014	2013	2012	2011
	(in millions, except per share data)*
Statements of Operations Data:
Net Sales	$133.2	$144.4	$672.0	$644.4	$630.0	$617.1	$583.4
Cost of Sales(1)	95.5	100.5	474.9	452.4	435.6	435.6	409.6
Selling, General and Administrative Expenses(2)	40.0	41.4	159.1	160.6	166.4	160.4	156.0
Restructuring Costs for Distribution Optimization(3)	—	—	—	—	19.0	2.7	—
Amortization of Intangibles	0.6	0.6	2.6	2.6	2.6	3.3	3.7

Income (Loss) from Operations	(2.9)	1.9	35.4	28.8	6.4	15.1	14.1

Other (Income) Expense—Net	(0.6)	(0.5)	0.5	3.6	0.9	(0.5)	(4.9)
Interest Expense—Net	4.6	5.2	19.6	20.7	18.2	16.0	13.2

Income (Loss) Before Income Tax Expense (Benefit)	(6.9)	(2.8)	15.2	4.5	(12.8)	(0.4)	5.7

Income Tax Expense (Benefit)	1.2	(0.3)	3.6	80.0	(0.6)	(0.9)	6.0

Net Income (Loss)	$(8.1)	$(2.5)	$11.6	$(75.5)	$(12.2)	$0.5	$(0.3)

Less: Net Income Attributable to Noncontrolling Interest	—	—	—	—	0.2	0.5	0.6

Net Income (Loss) Attributable to WKI Holding Company, Inc.	$(8.1)	$(2.5)	$11.6	$(75.6)	$(12.4)	$(0.0)	$(0.9)

Statements of Cash Flows Data:
Net cash (used in) provided by operating activities	$(10.9)	$(12.5)	$49.7	$24.1	$33.2	$54.7	$17.9
Net cash used in investing activities	(4.9)	(8.5)	(25.4)	(27.3)	(18.7)	(30.1)	(84.4)
Net cash (used in) provided by financing activities	(1.0)	14.1	(6.0)	1.0	3.5	(27.8)	56.0
Effect of exchange rate changes on cash	0.4	(1.0)	(2.6)	(0.7)	(1.5)	1.0	(3.1)

Increase (decrease) in cash and cash equivalents	$(16.5)	$(7.9)	$15.7	$(2.9)	$16.5	$(2.2)	$(13.6)

	Quarter Ended		Year ended December 31,
	April 3, 2016	April 5, 2015	2015	2014	2013	2012	2011
	(in millions, except per share data)*
Per Share Data:
Net Income (Loss) Per Share:
Basic	$(1.09)	$(0.34)	$1.56	$(10.19)	$(1.72)	$(0.01)	$(0.13)
Diluted(4)	$(1.09)	$(0.34)	$1.52	$(10.19)	$(1.72)	$(0.01)	$(0.13)
Weighted Average Shares Outstanding:
Basic	7,475,676	7,442,821	7,442,907	7,416,572	7,238,231	7,176,971	7,068,140
Diluted	7,475,676	7,442,821	7,670,641	7,416,572	7,238,231	7,176,971	7,068,140
Cash Dividends Declared Per Share	$—	$—	$—	$—	$7.37	$—	$—

	As of April 3,	As of December 31,
	2016	2015	2014	2013	2012	2011
	(in millions)
Balance Sheet Data:
Current Assets	$252.4	$264.4	$249.6	$250.1	$228.5	$242.7
Total Assets	470.5	487.2	486.2	566.1	561.3	581.2
Current Liabilities	108.1	108.9	116.3	131.8	129.4	117.3
Long-Term Debt, Less Current Portion(5)	227.6	237.3	240.3	230.5	154.6	186.7
Total Liabilities	426.3	435.6	448.4	439.7	382.4	404.3
Working Capital(6)	144.3	155.5	133.3	118.3	99.1	125.5
Pension and Postemployment Benefit Obligations	62.9	62.1	63.9	56.6	82.1	85.7
Stockholders' Equity	44.1	51.5	37.7	126.4	178.9	176.9

*
Amounts may not sum due to rounding.
(1)
Includes depreciation and amortization expense of $8.2 million, $9.0 million, $32.6 million, $36.9 million, $36.9 million, $31.9 million and $24.5 million for each of the quarters ended April 3, 2016 and April 5, 2015 and for the years ended December 31, 2015, 2014, 2013, 2012 and 2011, respectively.

(2)
Includes depreciation and amortization expense of $0.6 million, $0.5 million, $2.1 million, $2.2 million, $2.4 million, $2.9 million and $2.2 million for each of the quarters ended April 3, 2016 and April 5, 2015 and for the years ended December 31, 2015, 2014, 2013, 2012 and 2011, respectively.

(3)
Represents restructuring costs of $19.0 million, net of $2.4 million of accelerated depreciation, for distribution optimization related to the optimization of World Kitchen's distribution network in the United States, which was completed in 2013. The restructuring included the shutdown of World Kitchen's Midwest distribution facility, the expansion of its East Coast distribution facility and the relocation and expansion of its West Coast distribution facility. For a description of World Kitchen's distribution facilities, see "Information About World Kitchen—Manufacturing, Sourcing and Distribution—Distribution" and "Information About World Kitchen—Properties".

(4)
Weighted average stock options and stock appreciation rights of 243,212 and 12,236 for the years ended December 31, 2014 and 2013, respectively, were excluded from the calculation of diluted net loss per share because their effects are anti-dilutive.

(5)
Excludes capital lease obligations of $0.0 million, $0.0 million, $0.0 million, $1.4 million, $2.8 million, $1.3 million and $0.5 million for each of the quarters ended April 3, 2016 and April 5, 2015 and for each of the years ended December 31, 2015, 2014, 2013, 2012 and 2011, respectively.

(6)
Working capital is defined as total current assets less total current liabilities.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

        The selected unaudited pro forma condensed combined financial information for the quarter ended March 31, 2016 combines the historical consolidated statement of operations of GPIA for the calendar quarter ended March 31, 2016 and World Kitchen for the fiscal quarter ended April 3, 2016, giving effect to the business combination as if it had been consummated on January 28, 2015 (inception), the beginning of GPIA's most recent fiscal year.

        The selected unaudited pro forma condensed combined financial information for the period from January 28, 2015 (inception) through December 31, 2015 combines the historical consolidated statement of operations of GPIA for the period from January 28, 2015 (inception) through December 31, 2015 and World Kitchen for the year ended December 31, 2015, giving effect to the business combination as if it had been consummated on January 28, 2015, the beginning of GPIA's most recent fiscal year.

        The selected unaudited pro forma condensed combined balance sheet at March 31, 2016 combines the historical unaudited condensed balance sheet of GPIA at March 31, 2016 and of World Kitchen at April 3, 2016, giving effect to the business combination as if it had been consummated on March 31, 2016.

        The selected unaudited pro forma condensed combined financial information has been derived from and should be read in conjunction with the unaudited pro forma condensed combined financial information, including the notes thereto, which is included in this proxy statement/prospectus under "Unaudited Pro Forma Condensed Combined Financial Information".

        The selected unaudited pro forma condensed combined financial information is presented for informational purposes only. The selected unaudited pro forma condensed combined financial information does not purport to represent what the combined company's results of operations or financial condition would have been had the business combination actually occurred on the dates indicated, and does not purport to project the combined company's results of operations or financial condition for any future period or as of any future date. The selected unaudited pro forma condensed combined financial information does not reflect any transactions that may occur prior to, or subsequent to, the completion of the business combination, cost savings that may be realized as a result of the business combination, or any potential changes in compensation plans. Further, as explained in the notes accompanying the unaudited pro forma condensed combined financial information included under "Unaudited Pro Forma Condensed Combined Financial Information", the pro forma allocation of purchase consideration reflected in the selected unaudited pro forma condensed combined financial information is subject to adjustment and may vary from the actual allocation of purchase consideration that will be recorded at the time the business combination is completed. Additionally, the unaudited pro forma adjustments made in the selected unaudited pro forma condensed combined financial information, which are described in those notes, are preliminary and may be revised.

	Pro Forma Unaudited, Combined
	Assuming None of the Outstanding WDKN Common Stock is Redeemed	Assuming 30% of the Outstanding WDKN Common Stock is Redeemed
	(in millions, except per share amounts)
Combined Statements of Operations Data for quarter ended March 31, 2016:
Net sales	$133.2	$133.2
Loss from operations	$(4.7)	$(4.7)
Net loss	$(11.0)	$(11.0)
Weighted average ordinary shares outstanding, basic	33,374,177	28,999,177
Weighted average ordinary shares outstanding, diluted	33,374,177	28,999,177
Net loss per ordinary share, basic	$(0.33)	$(0.38)
Net loss per ordinary share, diluted	$(0.33)	$(0.38)

	Pro Forma Unaudited, Combined
	Assuming None of the Outstanding WDKN Common Stock is Redeemed	Assuming 30% of the Outstanding WDKN Common Stock is Redeemed
	(in millions, except per share amounts)
Combined Statements of Operations Data for the period from January 28, 2015 (inception) to December 31, 2015:
Net sales	$672.0	$672.0
Income from operations	$32.1	$32.1
Net income	$7.5	$7.5
Weighted average ordinary shares outstanding, basic	32,815,555	28,440,555
Weighted average ordinary shares outstanding, diluted	32,815,555	28,440,555
Net income per ordinary share, basic	$0.23	$0.26
Net income per ordinary share, diluted	$0.23	$0.26

	Pro Forma Unaudited, Combined
	Assuming None of the Outstanding WDKN Common Stock is Redeemed	Assuming 30% of the Outstanding WDKN Common Stock is Redeemed
	(in millions)
Combined Balance Sheet Data at March 31, 2016:
Total assets	$802.3	$758.5
Total liabilities	$534.7	$534.7
Total equity	$267.6	$223.8

 COMPARATIVE PER SHARE DATA

        The following table sets forth the per share data of GPIA on a stand-alone basis as of and for the three months ended March 31, 2016 and for the period from January 28, 2015 (inception) through December 31, 2015, the per share data of World Kitchen as of and for the quarter ended April 3, 2016 and for the year ended December 31, 2015 and the unaudited pro forma consolidated and combined per share ownership information of GPIA and World Kitchen as of and for the three months ended March 31, 2016 and for the period from January 28, 2015 (inception) through December 31, 2015 after giving effect to the merger, assuming, separately, (1) no holders of GPIA public shares exercise their right to have their WDKN public shares redeemed upon the consummation of the merger; and (2) 30% of the outstanding WDKN common stock is redeemed upon the consummation of the merger at the redemption price of approximately $10.00 per share (which is the maximum number of shares of WDKN common stock that can be redeemed by public shareholders in connection with the merger as provided in the merger agreement).

        Assuming consummation of the business combination on August 31, 2016, immediately following the consummation of the business combination (without taking into account any GPIA ordinary shares held by World Kitchen equityholders prior to the consummation of the business combination, and assuming (i) that our Sponsor subscribes for 5,000,000 common shares pursuant to its equity commitment at or prior to the consummation of the business combination, (ii) that WDKN issues 6,062,282 shares of WDKN common stock to the former equityholders of World Kitchen pursuant to the merger agreement and (iii) that no public shareholders exercise their redemption rights), the former equityholders of World Kitchen (other than the holders of World Kitchen's SARs, who will receive only cash in respect of their applicable portion of the merger consideration) are expected to own approximately 18.6% of WDKN's common stock (or 12.8% of WDKN's common stock on a fully-diluted basis) and our current shareholders are expected to own approximately 81.4% of WDKN's common stock (or 87.2% of WDKN's common stock on a fully-diluted basis), which comprises (i) 28.6% of WDKN's common stock (or 32.5% of our common stock on a fully-diluted basis) expected to be owned by our initial shareholders and (ii) 52.9% of WDKN's common stock (or 54.7% of WDKN's common stock on a fully-diluted basis) expected to be owned by our public shareholders.

        Assuming consummation of the business combination on August 31, 2016, immediately following the consummation of the business combination (without taking into account any GPIA ordinary shares held by World Kitchen equityholders prior to the consummation of the business combination, and assuming (i) that WDKN issues 6,062,282 shares of WDKN common stock to the former equityholders of World Kitchen pursuant to the merger agreement, (ii) that our Sponsor subscribes for 5,800,000 common shares pursuant to its equity commitment at or prior to the consummation of the business combination and (iii) that holders of 30% of the outstanding GPIA ordinary shares elect to redeem their ordinary shares in connection with the merger), the former equityholders of World Kitchen (other than the holders of World Kitchen's SARs, who will receive only cash in respect of their applicable portion of the merger consideration) are expected to own approximately 21.4% of WDKN's common stock (or 14.1% of WDKN's common stock on a fully-diluted basis) and our current shareholders are expected to own approximately 78.6% of WDKN's common stock (or 85.9% of WDKN's common stock on a fully-diluted basis), which comprises (i) 35.7% of WDKN's common stock (or 37.6% of our common stock on a fully-diluted basis) expected to be owned by our initial shareholders and (ii) 42.9% of WDKN's common stock (or 48.3% of WDKN's common stock on a fully-diluted basis) expected to be owned by our public shareholders.

        Any incremental equity issuances to our Sponsor or its affiliates would further increase the relative percentage ownership of our Sponsor and, accordingly, would further increase the percentage ownership of the initial shareholders. Based on current assumptions underlying the sources and uses for funding the business combination, the incremental equity issuances, if any, would not result in dilution of the relative ownership interest of the non-redeeming public shareholders or the former equity holders of World Kitchen. As the amount of the incremental equity issuances, if any, is not currently known, GPIA cannot provide exact figures as to percentage ownership that may result therefrom.

        This information is only a summary and should be read together with the selected historical financial information summary included elsewhere in this proxy statement/prospectus, and the historical financial statements of GPIA and World Kitchen and related notes that are included elsewhere in this proxy statement/prospectus. The unaudited GPIA and World Kitchen pro forma consolidated and combined per share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information and related notes included elsewhere in this proxy statement/prospectus. The unaudited pro forma consolidated and combined earnings per share information below does not purport to represent the earnings per share which would have occurred had the companies been consolidated and combined during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma consolidated and combined shareholders' equity per share information below does not purport to represent what the value of GPIA and World Kitchen would have been had the companies been consolidated and combined during the periods presented.

	Historical, Unaudited		Pro Forma Combined, Unaudited
	GP Investments Acquisition Corp. for the three months ended March 31, 2016	WKI Holding Company, Inc. for the quarter ended April 3, 2016	Assuming None of the Outstanding WDKN Common Stock is Redeemed	Assuming 30% of the Outstanding WDKN Common Stock is Redeemed
	(U.S. dollars in millions, except share and per share information)
Shareholders' Equity	$5.0	$44.1	$267.6	$223.8
Net Loss	$(0.8)	$(8.1)	$(11.0)	$(11.0)
Cash Dividends Declared	—	—	—	—
Weighted Average Shares Outstanding, Basic	5,320,250	7,475,676	33,374,177	28,999,177
Weighted Average Shares Outstanding, Diluted	5,320,250	7,475,676	33,374,177	28,999,177
Shareholders' Equity Per Share, Basic	$0.94	$5.90	$8.02	$7.72
Shareholders' Equity Per Share, Diluted	$0.94	$5.90	$8.02	$7.72
Net Income (Loss) Per Share, Basic	$(0.15)	(1.09)	$(0.33)	$(0.38)
Net Income (Loss) Per Share, Diluted	$(0.15)	(1.09)	$(0.33)	$(0.38)
Cash Dividends Declared Per Share, Basic	—	—	—	—
Cash Dividends Declared Per Share, Diluted	—	—	—	—

	Historical		Pro Forma Combined, Unaudited
	GP Investments Acquisition Corp. for the period from January 28, 2015 (Inception) to December 31, 2015	WKI Holding Company, Inc. for the year ended December 31, 2015	Assuming None of the Outstanding WDKN Common Stock is Redeemed	Assuming 30% of the Outstanding WDKN Common Stock is Redeemed
	(U.S. dollars in millions, except share and per share information)
Net Income (Loss)	$(0.1)	$11.6	$7.5	$7.5
Cash Dividends Declared	—	—	—	—
Weighted Average Shares Outstanding, Basic	4,761,628	7,442,907	32,815,555	28,440,555
Weighted Average Shares Outstanding, Diluted	4,761,628	7,670,641	32,815,555	28,440,555
Net Income (Loss) Per Share, Basic	$(0.03)	1.56	$0.23	$0.26
Net Income (Loss) Per Share, Diluted	$(0.03)	1.52	$0.23	$0.26
Cash Dividends Declared Per Share, Basic	—	—	—	—
Cash Dividends Declared Per Share, Diluted	—	—	—	—

 MARKET PRICE AND DIVIDEND INFORMATION

Market Price of Units, Ordinary Shares and Warrants

        GPIA's units, ordinary shares and warrants are currently listed on the NASDAQ Capital Market under the symbols "GPIAU", "GPIA" and "GPIAW", respectively.

        The following table sets forth the high and low sales prices for GPIA's units, ordinary shares and warrants for the periods indicated since the units began public trading on May 26, 2015 and GPIA's ordinary shares and warrants began public trading on July 10, 2015.

        The closing price of GPIA's units, ordinary shares and warrants on April 18, 2016, the last trading day before announcement of the execution of the merger agreement, was $9.86, $9.69 and $0.30, respectively. As of June 30, 2016, the record date, the most recent closing price for each unit, ordinary shares and warrant of GPIA was $10.10, $9.70 and $0.68, respectively.

	Units		Ordinary shares		Warrants
	High	Low	High	Low	High	Low
2015
May 2015	10.55	10.00	—	—	—	—
June 2015	10.18	10.00	—	—	—	—
July 2015	10.20	10.00	—	—	0.70	0.50
August 2015	10.10	9.92	9.75	9.75	0.98	0.50
September 2015	10.00	9.90	9.75	9.60	0.80	0.60
October 2015	10.04	9.90	9.77	9.56	0.80	0.42
November 2015	9.99	9.93	9.77	9.55	0.40	0.36
December 2015	10.00	9.65	9.63	9.50	0.60	0.15
2016
January 2016	9.99	9.72	10.4	9.56	0.40	0.38
February 2016	9.90	9.70	9.75	9.58	0.40	0.20
March 2016	9.88	9.88	9.75	9.69	0.30	0.30
April 2016	10.32	8.97	9.90	9.55	0.70	0.30
May 2016	10.30	10.14	9.88	9.78	0.70	0.60
June 2016	10.28	9.99	9.95	8.93	0.7	0.27
July 2016 (through July 27, 2016)	10.24	9.78	9.74	9.65	0.78	0.64

        Holders of GPIA's units, ordinary shares and warrants should obtain current market quotations for their securities. The market price of GPIA's securities could vary at any time before the merger.

Holders

        As of July 27, 2016, there were five holders of record of our ordinary shares, one holder of record of our units and two holders of our public warrants.

RISK FACTORS

        Shareholders should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, before they decide whether to vote or instruct their vote to be cast to approve the proposals described in this proxy statement/prospectus.

Risks Related to GPIA's Business and Structure

Our initial shareholders have entered into letter agreements with us to vote in favor of the business combination with World Kitchen, regardless of how our public shareholders vote.

        Unlike many other blank check companies in which the initial shareholders agree to vote their founder shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, our initial shareholders have entered into letter agreements to vote their founder shares, as well as any public shares purchased during or after our initial public offering, in favor of the business combination with World Kitchen. As at the date of this proxy statement/prospectus, our initial shareholders own 20.0% of our outstanding ordinary shares. Accordingly, it is more likely that the necessary shareholder approval will be received than would be the case if our initial shareholders agreed to vote their founder shares in accordance with the majority of the votes cast by our public shareholders.

The ability of our public shareholders to exercise redemption rights with respect to a large number of our shares may not allow us to complete the most desirable business combination or optimize our capital structure.

        At the time of entering into the merger agreement, we did not know how many shareholders may exercise their redemption rights, and therefore we needed to structure the transaction based on our expectations as to the number of shares that will be submitted for redemption. We intend to fund the cash consideration payable pursuant to the merger agreement through our Sponsor's equity commitment, borrowings under our debt financing, cash released from the trust account upon the consummation of the business combination, cash held by World Kitchen at the consummation of the business combination and net proceeds from the incremental equity issuances, if any.

Our Sponsor, directors, executive officers, advisors and their affiliates may elect to purchase shares from public shareholders prior to the consummation of the merger, which may influence the vote on the proposed business combination and reduce the public "float" of our ordinary shares.

        Our Sponsor, directors, executive officers, advisors or their affiliates may purchase our shares in privately negotiated transactions or in the open market either prior to or following the completion of the business combination, although they are under no obligation to do so. Any such purchases may include an agreement with a selling shareholder that such shareholder, for so long as it remains the record holder of the shares in question, will vote in favor of the proposals to be put to the general meeting and/or will not exercise its redemption rights with respect to the shares so purchased. In the event that our Sponsor, directors, executive officers, advisors or their affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their WDKN public shares.

        The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that (i) holders of a majority of the shares who, being present and entitled to vote at the general meeting and who do vote, vote in favor of the merger proposal, the stock issuance proposal, the incentive plan proposal or the adjournment proposal, (ii) holders of at least two-thirds of the shares who, being present and entitled to vote at the general meeting and who do vote, vote in favor of the domestication proposal or the organizational documents proposals, and

(iii) holders of no more than 30% of the outstanding GPIA ordinary shares elect to redeem their WDKN public shares in connection with the merger. Any such share purchases and other transactions may thereby increase the likelihood of obtaining shareholder approval of the business combination. This may result in the completion of our business combination that may not otherwise have been possible.

        In addition, entering into any such arrangements may have a depressive effect on the market price of the GPIA ordinary shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the general meeting. Moreover, any such purchases may make it less likely that holders of no more than 30% of the outstanding GPIA ordinary shares elect to redeem their WDKN public shares in connection with the merger.

        In addition, if such purchases are made, the public "float" of our ordinary shares and the number of beneficial holders of our securities may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of our securities on a national securities exchange.

We are not registering the ordinary shares issuable upon exercise of the warrants under the Securities Act or any state securities laws at this time, and such registration may not be in place when an investor desires to exercise warrants, thus precluding such investor from being able to exercise its warrants and causing such warrants to expire worthless.

        We are not registering the ordinary shares issuable upon exercise of the warrants under the Securities Act or any state securities laws at this time. However, under the terms of the warrant agreement, we have agreed to use our best efforts to file a registration statement under the Securities Act covering such shares and maintain a current prospectus relating to the ordinary shares issuable upon exercise of the warrants, until the expiration of the warrants in accordance with the provisions of the warrant agreement. We cannot assure you that we will be able to do so if, for example, any facts or events arise which represent a fundamental change in the information set forth in the registration statement or prospectus, the financial statements contained or incorporated by reference therein are not current or correct or the SEC issues a stop order. If the shares issuable upon exercise of the warrants are not registered under the Securities Act, we will be required to permit holders to exercise their warrants on a cashless basis. However, no warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or unless an exemption from registration under the Securities Act, such as Rule 144 thereunder, is available. Notwithstanding the above, if our ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a "covered security" under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so on a "cashless basis" in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement or register or qualify the shares under blue sky laws. In no event will we be required to net cash settle any warrant, or issue securities or other compensation in exchange for the warrants in the event that we are unable to register or qualify the shares underlying the warrants under the Securities Act or applicable state securities laws. If the issuance of the shares upon exercise of the warrants is not so registered or qualified or exempt from registration or qualification, the holder of such warrant shall not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In such event, holders who acquired their warrants as part of a purchase of units will have paid the full unit purchase price solely for the ordinary shares included in the units. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying ordinary shares for sale under all applicable state securities laws.

If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per-share redemption amount received by shareholders may be less than $10.00 per share.

        Our placing of funds in the trust account may not protect those funds from third-party claims against us. Although we will seek to have all vendors, service providers (other than our independent auditors), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the trust account. If any third-party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third-party that has not executed a waiver if management believes that such third-party's engagement would be significantly more beneficial to us than any alternative.

        Examples of possible instances where we may engage a third-party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. Upon redemption of our public shares, if we are unable to complete our business combination within the prescribed time frame, or upon the exercise of a redemption right in connection with our business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. Accordingly, the per-share redemption amount received by public shareholders could be less than the $10.00 per share initially held in the trust account, due to claims of such creditors. In order to protect the amounts held in the trust account, our Sponsor has agreed to be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduces the amount of funds in the trust account. This liability will not apply with respect to any claims by a third-party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the trust account or to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act. Moreover, even in the event that an executed waiver is deemed to be unenforceable against a third-party, our Sponsor will not be responsible to the extent of any liability for such third-party claims. We have not independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations and we have not asked our Sponsor to reserve for such indemnification obligations. Therefore, we cannot assure you that our Sponsor would be able to satisfy those obligations. None of our officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

        Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, or if we otherwise enter compulsory or court supervised liquidation, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the trust account, we may not be able to return to our public shareholders $10.00 per share.

If, after we distribute the proceeds in the trust account to our public shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and we and our board may be exposed to claims of punitive damages.

        If, after we distribute the proceeds in the trust account to our public shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a "preferential transfer" or a "fraudulent conveyance". As a result, a bankruptcy court could seek to recover all amounts received by our shareholders. In addition, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing it and us to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

If, before distributing the proceeds in the trust account to our public shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

        If, before distributing the proceeds in the trust account to our public shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the trust account, the per share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

        If we are forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors and/or may have acted in bad faith, and thereby exposing themselves and our company to claims, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons. We and our directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of our share premium account while we were unable to pay our debts as they fall due in the ordinary course of business would be guilty of an offence and may be liable to a fine of $15,000 and to imprisonment for five years in the Cayman Islands.

We are an emerging growth company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

        We are an "emerging growth company" within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our ordinary shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the market prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the market prices of our securities may be more volatile.

        Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements certain other public companies difficult or impossible because of the potential differences in accountant standards used.

Compliance obligations under the Sarbanes-Oxley Act may make it more difficult for us to effectuate our business combination, require substantial financial and management resources, and increase the time and costs of completing an acquisition.

        Section 404 of the Sarbanes-Oxley Act requires that we evaluate and report on our system of internal controls beginning with our Annual Report on Form 10-K for the year ending December 31, 2016. Only in the event we are deemed to be a large accelerated filer or an accelerated filer will we be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting. Further, for as long as we remain an emerging growth company, we will not be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting. The fact that we are a blank check company makes compliance with the requirements of the Sarbanes-Oxley Act particularly burdensome on us as compared to other public companies because a target company with which we seek to complete our business combination may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of its internal controls. The development of the internal control of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such acquisition.

Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

        We are an exempted company incorporated under the laws of the Cayman Islands. Prior the effectiveness of the merger, we intend to affect a deregistration under Article 206 of the Cayman Islands Companies Law and a domestication under Section 388 of the Delaware General Corporation Law, pursuant to which GPIA's jurisdiction of incorporation would be changed from the Cayman Islands to the State of Delaware. However, there can be no assurance that the domestication and the merger will be consummated.

        As an exempted company incorporated under the laws of the Cayman Islands, it may be difficult for investors to effect service of process within the United States upon our directors or executive officers, or enforce judgments obtained in the United States courts against our directors or officers.

        The corporate affairs of GPIA are governed by our amended and restated memorandum and articles of association, the Companies Law (as the same may be supplemented or amended from time to time) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under the Cayman Islands Companies Law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law, including the Cayman Islands Companies Law, are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

        We have been advised by our Cayman Islands legal counsel that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

        As a result of all of the above, public shareholders of GPIA may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a United States company.

Risks Related to WDKN Business Following the Business Combination

        The value of your investment in WDKN following consummation of the business combination will be subject to the significant risks affecting World Kitchen and those inherent in the industry in which it operates. Certain risks in relation to World Kitchen are described below under "Risks Related to World Kitchen's Business, Operations and Industry". You should carefully consider the risks and uncertainties described below and other information included in this proxy statement/prospectus. If any of the events described below occur, the business and financial results of WDKN following the business combination could be adversely affected in a material way. This could cause the market price of WDKN common stock, warrants and units to decline, perhaps significantly, and you therefore may lose all or part of your investment. As used in the risks described in this section, references to "we", "us" and "our" are intended to refer to WDKN (which will be the new name for GPIA following the domiciliation), including World Kitchen and its other subsidiaries, unless the context clearly indicates otherwise. The following risk factors apply to the business and operations of World Kitchen and will also apply to the business and operations of WDKN following consummation of the business combination.

Risks Related to World Kitchen's Business, Operations and Industry

World Kitchen will have a substantial amount of indebtedness, which may limit its operating flexibility and could adversely affect its results of operations and financial condition.

        Following the merger, World Kitchen will have a substantial amount of indebtedness and will be dependent on the availability of its working capital facility to finance its liquidity needs.

        GPIA has entered into a debt commitment letter with Citigroup Global Markets Inc., Bank of Montreal and BMO Capital Markets Corp. as joint lead arrangers and bookmanagers dated April 19, 2016, pursuant to which the lead arrangers have committed to provide debt financing to GPIA and, following consummation of the business combination, World Kitchen, in the form of a $100.0 million senior secured asset-based ABL Facility, and a $275.0 million senior secured Term Loan Facility. The lead arrangers have the right to syndicate the debt facilities. The proceeds of the debt financing, together with the proceeds of the equity contribution required to be made into WDKN pursuant to the equity commitment letter, are expected to be used to (a) fund the cash consideration payable to the equityholders of World Kitchen pursuant to the merger agreement; (b) pay fees, commissions and expenses in connection with the business combination and the financing thereof; (c) repay all amounts owing under World Kitchen's existing credit agreement and repay certain other indebtedness of World Kitchen and its subsidiaries, except that the promissory note executed in connection with the closure of a distribution center in Monee, Illinois in the amount of approximately $4.3 million will remain outstanding after consummation of the merger; and (d) fund working capital requirements of World Kitchen following consummation of the business combination.

        The debt commitment letter provides that the ABL Facility will be subject to (a) certain representations, warranties, affirmative covenants and events of default; (b) certain negative covenants, including, among others, limitations on liens, limitations on prepayments of unsecured indebtedness, the absence of "builder" or leverage-based baskets and certifications relating to the borrowing base; and (c) a financial covenant that applies once the excess availability of the facility reduces to a specified level, which financial covenant would require WDKN to maintain a fixed charge coverage ratio of not less than 1:1. The debt commitment letter provides that the Term Loan Facility will be subject to (a) certain representations, warranties, affirmative covenants and events of default; (b) certain negative covenants, including, among others, limitations on asset dispositions, changes in business and ownership, mergers and acquisitions, dividends, stock repurchases and restricted payments, indebtedness, loans and investments, liens, transactions with affiliates and payment restrictions affecting subsidiaries; and (c) a financial covenant specifying a maximum total net leverage ratio.

        World Kitchen's leverage, borrowing requirements and ability to borrow could have significant negative consequences on World Kitchen's financial condition and results of operations, including, but not limited to:

  •
  World Kitchen may be unable to generate cash sufficient to pay, when due, the principal of, interest on, or other amounts due with respect to its indebtedness;

  •
  increasing World Kitchen's vulnerability to, and reducing its flexibility to respond to, general adverse economic and industry conditions;

  •
  requiring the dedication of a substantial portion of World Kitchen's cash flow from operations to the payment of principal of, and interest on, World Kitchen's indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures, acquisitions, joint ventures or other general corporate purposes;

  •
  impairing World Kitchen's ability to meet one or more of the financial covenants contained in its debt agreements or to generate cash sufficient to pay interest or principal due under those agreements, which could result in an acceleration of some or all of World Kitchen's outstanding debt;

  •
  limiting World Kitchen's flexibility in planning for, or reacting to, changes in its business, the competitive environment and the industry in which its operates;

  •
  requiring World Kitchen to sell debt or equity securities or to sell some of World Kitchen's core assets, possibly on unfavorable terms, to meet payment obligations;

  •
  limiting World Kitchen's ability to declare and pay dividends to its stockholders and engage in share repurchase programs;

  •
  placing World Kitchen at a competitive disadvantage as compared to its competitors that are not as highly leveraged or have better access to capital resources; and

  •
  limiting World Kitchen's ability to borrow additional funds and increasing the cost of any such borrowing.

World Kitchen's failure to meet certain covenants or other requirements of its debt financing may materially adversely affect World Kitchen's assets, financial position and cash flows.

        The debt financing will provide for certain representations, warranties, affirmative covenants, negative covenants, financial covenants and events of default, as referred to above. As a result of these requirements of the debt financing, World Kitchen will be limited in its ability to incur additional debt, make investments or undertake certain other business activities. These requirements could limit World Kitchen's ability to obtain future financing and may prevent World Kitchen from taking advantage of attractive business opportunities. World Kitchen's ability to meet the covenants or requirements in its debt financing may be affected by events beyond World Kitchen's control, and World Kitchen cannot guarantee that it will satisfy such covenants and requirements. A breach of these covenants or World Kitchen's inability to comply with the restrictions could result in an event of default under the debt financing, which in turn could result in an event of default under the terms of World Kitchen's other indebtedness. Upon the occurrence of an event of default under the debt financing, after the expiration of any grace periods, World Kitchen's lenders could elect to declare all amounts outstanding under World Kitchen's debt arrangements, together with accrued interest, to be immediately due and payable. If this happens, World Kitchen cannot guarantee that its assets would be sufficient to repay in full the amounts due under the debt financing or World Kitchen's other indebtedness.

World Kitchen's business may be materially adversely affected by market conditions and by global and economic conditions and other factors beyond its control.

        World Kitchen's performance is affected by general economic factors, the strength of retail economies and political conditions that are beyond its control. Retail economies are impacted by factors such as consumer demand and the condition of the retail industry, which in turn are affected by general economic factors. These general economic factors include, among other factors:

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  recession, inflation, deflation, unemployment and other factors adversely affecting consumer spending patterns generally;

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  conditions affecting the retail environment for the home and other matters that influence consumer spending in the home retail industry specifically;

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  conditions affecting the housing markets;

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  consumer credit availability and consumer debt levels;

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  material input costs, including fuel and energy costs and labor cost inflation;

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  foreign currency translation;

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  interest rates and the ability to hedge interest rate risks;

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  government policies, including tax policies relating to value-added taxes, import and export duties and quotas, anti-dumping regulations and related tariffs, import and export controls and social compliance standards;

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  the impact of natural disasters, conflicts and terrorist activities;

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  unfavorable economic conditions in the United States, Europe, Asia, Latin America and elsewhere; and

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  unstable economic and political conditions, lack of legal regulation enforcement, civil unrest and political activism.

        Currently, uncertainty about global economic conditions may cause consumers of World Kitchen's products to postpone spending in response to tighter credit, negative financial news or declines in income or asset values. These factors could have adverse effects on the demand for World Kitchen's products and on its operating results and financial condition. Substantial deterioration in general economic conditions would likely exacerbate these adverse effects and could result in a wide-ranging and prolonged impact on general business conditions, which could negatively impact World Kitchen's results of operations, financial condition and liquidity. In addition, certain of World Kitchen's customers may cease operations or seek bankruptcy protection, which would reduce its cash flows and adversely impact its results of operations. World Kitchen's customers that are financially viable and that do not experience economic distress may nevertheless elect to reduce the volume of orders for World Kitchen's products or close facilities in an effort to remain financially stable or as a result of the unavailability of commercial credit, which would negatively affect World Kitchen's results of operations. World Kitchen may also have difficulty accessing the global credit markets due to the tightening of commercial credit availability and the financial difficulties of its customers.

        Furthermore, World Kitchen's business and working capital needs are highly seasonal, with a majority of sales occurring during the third and fourth quarters. In 2015, net sales in the second half of the year accounted for approximately 57% of total annual net sales, with 31% of net sales occurring in the fourth quarter. If World Kitchen has poor operating results during the third and fourth quarters it would have a disproportionately adverse effect on World Kitchen's financial condition or results of operations. In addition, with a significant amount of its net sales being realized during the latter portion of the year, World Kitchen's working capital and borrowing needs fluctuate, which could result in higher borrowings and lower availability under the ABL Facility during these periods.

World Kitchen faces intense competition and competitive pressures from other companies worldwide.

        The markets for World Kitchen's products are intensely competitive, with the principal competitive factors being new product development, innovation, brand name, product quality, aesthetic appeal to customers, packaging, breadth of product offerings, adaptation to evolving retail channels, distribution capability, delivery time and price. Advantages or disadvantages in any of these competitive factors may be sufficient to cause the customer to consider changing providers of the kinds of products that World Kitchen sells. World Kitchen competes with many other suppliers, some of which are larger than World Kitchen, have greater financial and other resources or employ brands that are more established, have greater consumer recognition or are more favorably perceived by consumers or retailers than World

Kitchen's brands. Some competitors may be willing to reduce prices and accept lower profit margins to compete with World Kitchen. As a result of this competition, World Kitchen could lose market share and sales, or be forced to reduce its prices to meet competition. If World Kitchen's product offerings are unable to compete successfully, World Kitchen's business, results of operations and financial condition could be materially adversely affected.

        World Kitchen's success depends on the appeal of its products to a broad range of consumers, whose preferences cannot be predicted with certainty and are subject to change. If World Kitchen's current products do not meet consumer demands, World Kitchen's sales will decline. In addition, new product introductions and product innovation are significant contributors to World Kitchen's growth strategy and World Kitchen's long-term success in the competitive retail environment depends in part on its ability to develop and market a continuing stream of innovative new products that meet changing consumer preferences. As World Kitchen grows, its reliance on new products may increase. The uncertainties associated with developing and introducing new products, such as the market demands and the costs of development and production, may impede the successful development and introduction of new products. World Kitchen may not be able to accurately identify consumer preferences, translate its knowledge into consumer-accepted products or successfully integrate new products with its existing product platform or operations. Acceptance of the new products may not meet sales expectations due to several factors, such as World Kitchen's failure to accurately predict market demand or its inability to resolve technical issues in a timely and cost-effective manner. Additionally, the inability to develop new products on a timely basis could result in the loss of business to competitors.

        World Kitchen may also experience increased expenses in connection with product development or marketing and advertising that are not subsequently supported by a sufficient level of sales, which would negatively affect World Kitchen's results of operations. Unsuccessful product launches could also result in increased inventory write-downs. World Kitchen may not be able to successfully develop new products in the future, and its newly developed products may not contribute favorably to its results of operations. Furthermore, product development may divert management's attention from other business concerns, which could cause sales of World Kitchen's existing products to suffer.

Changes in World Kitchen's wholesale customer purchasing practices, as well as changes at World Kitchen's large customers, or actions taken by them, and consolidation in the retail industry, could materially adversely affect World Kitchen's business.

        World Kitchen's wholesale customers include mass merchants, department stores, club stores, specialty stores, grocery stores, drug stores, value stores and Internet retailers. Unanticipated changes in purchasing and other practices by World Kitchen's customers, including a customer's pricing and payment terms, inventory destocking, limitations on shelf space, more extensive packaging requirements, changes in order quantities, use of private label brands and other practices, could materially adversely affect World Kitchen's business, results of operations and financial condition. In addition, as a result of the desire of retailers to more closely manage inventory levels, there is a growing trend among retailers to make purchases on a "just-in-time" basis. This requires World Kitchen to shorten its lead-time for production in certain cases and more closely anticipate demand, which in the future could require World Kitchen to carry additional inventories.

        Most of World Kitchen's customers are significantly larger than World Kitchen, have greater financial and other resources and also purchase goods directly from suppliers in Asia and elsewhere. Decisions by large customers to increase their purchases directly from overseas suppliers could have a material adverse effect on World Kitchen's business, results of operations and financial condition. Significant changes in or financial difficulties of World Kitchen's customers, including consolidations of ownership, restructurings, bankruptcies, liquidations or other events that affect retailers, could result in fewer retailers selling World Kitchen's products, reliance on a smaller group of customers, an increase in the risk of extending credit to these customers or limitations on World Kitchen's ability to collect amounts due from these customers. Although World Kitchen has long-established relationships with many of its customers, World Kitchen does not have any long-term supply or binding contracts or guarantees of minimum purchases. Purchases by World Kitchen's customers are generally made using individual purchase orders. Customers may cancel their orders, change purchase quantities from forecast volumes or reduce or delay purchases on short notice for a number of reasons beyond World Kitchen's control or change other terms of their business relationships with World Kitchen. Significant or numerous cancellations, reductions, delays in purchases or changes in business practices by customers could have a material adverse effect on World Kitchen's business, results of operations and financial condition.

        Retailers place great emphasis on timely delivery of products for specific selling seasons, especially during the fourth quarter, and on the fulfillment of consumer demand throughout the year. World Kitchen cannot control all of the factors that might affect product delivery to retailers. Failure to deliver products to World Kitchen's retailers in a timely and effective manner, which are often under special supplier requirements to use specific carriers and delivery schedules, could damage World Kitchen's reputation and brands and result in a loss of customers or reduced orders.

Changes at World Kitchen's large customers, or actions taken by them, and consolidation in the retail industry could materially adversely affect World Kitchen's operating results.

        World Kitchen's largest customer accounted for approximately 15% of World Kitchen's net sales in 2015 and approximately 12% in the first quarter of 2016. World Kitchen's top ten customers accounted for approximately 46% of World Kitchen's net sales in 2015 and approximately 42% in the first quarter of 2016. A material reduction in purchases by any of such customers could have a significant adverse effect on World Kitchen's business and operating results. Any significant changes or financial difficulties that affect these customers, such as reduced sales by such customers (whether for reasons that affect a particular customer or the retail industry in general) may also result in reduced demand for World Kitchen's products. World Kitchen would also be subject to increased credit risk with respect to such customers. In particular, the concentration of World Kitchen's business with its largest customers often extends to its international business due to the market presence of such customers in these foreign countries. Further, with the continuing trend of consolidation in the retail industry, the ability of World Kitchen's largest customers to continue to purchase from World Kitchen is always subject to risk. Any changes in purchasing practices or decline in the financial condition of World Kitchen's largest customers may have a material adverse impact on the business, results of operations and financial condition of World Kitchen.

        World Kitchen's large customers also have significant purchasing leverage. They may demand lower pricing, special packaging or shorter lead times for the delivery of products or impose other requirements on product suppliers like World Kitchen. These business demands may relate to inventory practices, logistics or other aspects of the customer-supplier relationship. If World Kitchen does not effectively respond to the demands of its customers, they could decrease or eliminate their purchases from World Kitchen. These risks could be exacerbated if such large customers consolidate, or if World Kitchen's smaller customers consolidate to become larger customers. A reduction in the purchases of World Kitchen's products by its wholesale customers or the costs of complying with customer business demands could have a material adverse effect on World Kitchen's business, financial condition and results of operations.

        World Kitchen's customers typically carry products that directly compete with World Kitchen's products for retail space and consumer purchases. There is a risk that these customers could give higher priority to products of, or form alliances with, World Kitchen's competitors. The failure of customers to provide World Kitchen's products with similar levels of promotional support and retail space could have a material adverse effect on World Kitchen's business, results of operations and financial condition.

        In addition, certain of World Kitchen's customers develop products on their own under private labels in direct competition with World Kitchen's products. Private-label brands may be sold at lower prices than comparable products sold by World Kitchen and may result in lower purchases of World Kitchen products by those customers. Increased use of private-label brands by World Kitchen's customers could have a material adverse effect on World Kitchen's business, results of operations and financial condition.

The loss of certain licenses could materially adversely affect World Kitchen's operating margin and cash flow.

        Significant portions of World Kitchen's business are dependent on trade names, trademarks and patents, some of which are licensed from third parties. Some of these license agreements are subject to termination by the licensor if, for example, World Kitchen breaches the terms of the license. The loss of significant licenses or other new terms negotiated upon renewal of such licenses could result in a reduction of World Kitchen's operating margins and cash flow from operations or otherwise adversely affect its business.

World Kitchen's international operations present special challenges that World Kitchen may not be able to meet, and this could materially adversely affect World Kitchen's financial results.

        World Kitchen conducts business outside of the United States through subsidiaries and affiliates. These entities have operations and assets in Canada, Mexico, India, Malaysia, Singapore, China, Australia and South Korea. Therefore, World Kitchen is subject to increases and decreases in its investments in these entities resulting from the impact of fluctuations in foreign currency exchange rates. These entities also bear risks similar to those risks faced by World Kitchen. However, there are specific additional risks related to these organizations, such as the failure of World Kitchen's partners or other investors to meet their obligations and higher credit and liquidity risks related to thinly capitalized entities. Failure of these entities or World Kitchen's suppliers to adhere to required regulatory or other standards, including social compliance standards, could materially adversely impact World Kitchen's reputation and business.

        In addition, World Kitchen sells its products in foreign countries and seeks to increase its level of international business activity. Accordingly, World Kitchen is subject to various risks, including:

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  political, social and economic instability in countries where World Kitchen operates, which may have an adverse effect on both its operations in those countries and in other parts of the world in which it operates;

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  disadvantages of competing against companies from countries that are not subject to U.S. laws and regulations, including the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws;

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  U.S.-imposed embargoes of sales to specific countries and U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury;

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  foreign import controls, regulations and duties (which may be arbitrarily imposed or enforced);

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  export regulations and delays resulting from difficulty in obtaining export licenses, tariffs and other barriers and restrictions;

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  anti-dumping regulations;

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  price and currency controls and dividend remittance restrictions;

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  exchange rate fluctuations;

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  transfer pricing margin regulations and practices;

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  the taking of property by nationalization or expropriation without fair compensation;

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  the necessity of obtaining governmental approval for new and continuing products and operations;

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  legal systems or decrees, laws, taxes, regulations, interpretations and court decisions that are not always fully developed and that may be retroactively or arbitrarily applied, particularly as it results in ineffective intellectual property protection;

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  unanticipated income taxes, excise duties, import taxes, export taxes or other governmental assessments, as well as tax rates which may exceed those in the United States;

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  complications in complying with a variety of foreign laws and regulations, which may differ from or conflict with U.S. law;

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  the difficulty of enforcing agreements and collecting receivables through certain foreign legal systems; and

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  difficulties in managing a global enterprise.

        Any significant violations of these regulations could result in civil or criminal sanctions or the loss of export or other licenses, which could have a material adverse effect on World Kitchen's business, results of operations and financial condition. In 2008, World Kitchen was made aware of a U.S. Customs and Border Protection inquiry related to the tariff rate for CorningWare® French White® ceramic bakeware imported from China over a five-year period. U.S. Customs and Border Protection asserted a potential claim for $1.85 million in alleged tariff payment deficiencies, plus potential penalties. The claim was settled for $250,000 in 2015. In 2014, World Kitchen was audited by the Korea Customs Service, which claimed that the transfer pricing margins for certain inventories were too low, thus leading World Kitchen to underpay duties to South Korea for the audit periods of 2009 through 2013. This issue was resolved in January 2015 and resulted in a penalty of $482,000. World Kitchen is also routinely audited by local tax authorities in the normal course of business. For a discussion of ongoing litigation concerning a tax assessment for one of World Kitchen's Mexican subsidiaries, see "Information About World Kitchen—Legal Proceedings".

        In addition, World Kitchen's organizational structure may limit its ability to transfer funds between countries, particularly into and out of the United States, without incurring adverse tax consequences. Any of these events could result in a loss of business or other unexpected costs that could reduce sales or profits and have a material adverse effect on World Kitchen's financial condition, results of operations and cash flows.

International suppliers subject World Kitchen to regional regulatory, political, economic and foreign currency exchange risks that could materially adversely affect World Kitchen's operating results.

        World Kitchen sources certain products and raw materials from suppliers located principally in Asia, Europe and the United States. World Kitchen's suppliers in Asia, from whom a significant proportion of World Kitchen's products are sourced, are located primarily in the People's Republic of China. World Kitchen is subjected to various risks within the region, including regulatory, political, economic and foreign currency changes. World Kitchen's ability to select and retain reliable suppliers that provide timely deliveries of quality parts, materials and products will impact its success in meeting customer demand. World Kitchen's suppliers are impacted by labor costs in China, where labor has historically been readily available at a low cost relative to labor costs in North America. However, as China is experiencing rapid social, political and economic changes, labor costs have risen in some regions and labor in China may not continue to be available at costs consistent with historical levels. Changes in labor or other laws may be enacted which would have a material adverse effect on the operations of World Kitchen's suppliers in China. Although China currently enjoys a "most favored nation" trading status with the United States, the U.S. government has previously proposed to revoke this status and impose higher tariffs on products imported from China.

        Changes in currency exchange rates might negatively affect the profitability and business prospects of World Kitchen's overseas suppliers. World Kitchen does not have access to its suppliers' financial information and is unable to assess their financial condition, including liquidity. Interruption of supplies from any of World Kitchen's suppliers, or the loss of one or more key suppliers, could have a negative effect on World Kitchen's business and operating results.

Fluctuations in currency exchange rates could materially adversely affect World Kitchen's operating results.

        World Kitchen's functional currency is the U.S. dollar. World Kitchen has customers in North America, Europe, Latin America, Asia and Australia. Sales outside the United States accounted for approximately 40% of net sales in 2015 and approximately 31% of expenses. As a result, World Kitchen generates a significant portion of its net sales and incurs a significant portion of its expenses in currencies other than the U.S. dollar. To the extent that World Kitchen is unable to match net sales received in foreign currencies with costs paid in the same currency, exchange rate fluctuations in any such currency could have an adverse effect on World Kitchen's financial results. Currency fluctuations between the U.S. dollar and the currencies of World Kitchen's non-U.S. subsidiaries affect World Kitchen's results as reported in U.S. dollars.

        Major fluctuations in the value of the Chinese renminbi, Canadian dollar, Australian dollar, Japanese yen, Malaysian ringgit, Korean won and Mexican peso relative to the U.S. dollar could also reduce the cost competitiveness of World Kitchen's products as compared to foreign competition. For example, if the U.S. dollar appreciates against the Chinese renminbi, Canadian dollar, Australian dollar, Japanese yen, Malaysian ringgit, Korean won or Mexican peso, the purchasing power of those currencies effectively would be reduced compared to the U.S. dollar, making World Kitchen's U.S.-manufactured products more expensive in China, Canada, Australia, Japan, Malaysia, South Korea or Mexico, respectively, compared to the products of local competitors, and making products manufactured by World Kitchen's foreign competitors in those locations more cost-competitive with World Kitchen's U.S.-manufactured products. An appreciation of the U.S. dollar against the Chinese renminbi, Canadian dollar, Australian dollar, Japanese yen, Malaysian ringgit, Korean won or Mexican peso would also increase the cost of U.S. dollar-denominated purchases for World Kitchen's operations in China, Canada, Australia, Japan, Malaysia, South Korea or Mexico, respectively, including raw materials. World Kitchen would be forced to deduct those cost increases from its results of operations or attempt to pass them along to consumers. These fluctuations could adversely affect World Kitchen's revenues and results of operations. The impact of future exchange rate fluctuations on World Kitchen's results of operations cannot be accurately predicted.

        World Kitchen is also subject to the risks of currency controls and devaluations. Currency controls may limit World Kitchen's ability to convert currencies into U.S. dollars or other currencies, as needed, or to pay dividends or make other payments from funds held by subsidiaries in the countries imposing such controls, which could adversely affect World Kitchen's liquidity.

Transportation disruptions and increased transportation costs could adversely affect World Kitchen's business.

        World Kitchen imports its products for delivery to its distribution centers, as well as arranges for its customers to import goods to which title has passed overseas or at port of entry. For purchases that are to be delivered to its distribution centers, World Kitchen arranges for transportation, primarily by sea, from ports in Shanghai, Shenzhen, Ningbo, Qingdao and Tianjin, China, to ports in Singapore, New York/New Jersey and Los Angeles/Long Beach, California. Accordingly, World Kitchen is subject to risks incidental to such transportation. These risks include, but are not limited to, increases in fuel costs, fuel shortages, the availability of ships, increased security restrictions, work stoppages, weather disruptions and carriers' ability to provide delivery services to meet World Kitchen's shipping needs. Transportation disruptions and increased transportation costs could materially adversely affect World Kitchen's business, results of operations and financial condition.

        World Kitchen delivers its products to its customers or makes such products available for customer pickup from its distribution centers. Prolonged domestic transportation disruptions, as well as workforce or systems issues related to World Kitchen's distribution centers, could have a material adverse effect on World Kitchen's ability to deliver goods to its customers.

World Kitchen's business requires it to maintain a large, fixed-cost base that can affect its profitability.

        The high fixed cost levels involved in the operation of manufacturing plants encourage high levels of output, even during periods of reduced demand, which can lead to excess inventory levels and exacerbate the pressure on profit margins. The high-volume nature of World Kitchen's business requires it to maintain large distribution facilities with high fixed rental costs in its key markets. In addition, significant portions of World Kitchen's selling, general and administrative expenses, including leased showrooms, are fixed costs that neither increase nor decrease proportionally with sales. Furthermore, World Kitchen's gross margins depend, in part, on its ability to spread certain other costs, of which a significant portion are fixed, over its products sold. Decreased demand or the need to reduce inventories can lower World Kitchen's ability to absorb fixed costs and adversely affect its results of operations. This is exacerbated by the high degree of seasonality impacting World Kitchen, which results in lower demand during the first two quarters of the year, while many of the operating costs remain fixed. These seasonal fluctuations further affect profitability.

World Kitchen may not be able to adequately establish or protect its intellectual property rights, and the infringement or loss of World Kitchen's intellectual property rights could harm its business.

        To establish and protect World Kitchen's intellectual property rights, World Kitchen relies upon a combination of U.S., foreign and multi-national patent, trademark, copyright, trade dress and trade secret laws, together with licenses, confidentiality agreements and other contractual arrangements. The measures that World Kitchen takes to protect its intellectual property rights may prove inadequate to prevent third parties from infringing or misappropriating World Kitchen's intellectual property, or from breaching their contractual obligations to World Kitchen.

        World Kitchen has obtained and applied for numerous U.S. and foreign trademark, service mark and patent registrations, and will continue to evaluate the need to register any additional marks, patents or other intellectual property, as appropriate. World Kitchen cannot guarantee that any of its pending applications will be approved by the applicable governmental authorities. Moreover, even if such applications are approved, third parties may seek to oppose, declare invalid or otherwise challenge these registrations. Failure to obtain registrations for World Kitchen's intellectual property in the United States and other countries could limit World Kitchen's ability to protect its intellectual property rights and impede World Kitchen's marketing efforts and operations in those jurisdictions.

        World Kitchen also relies on trade secrets, know-how and other non-patented proprietary information relating to its product development and manufacturing activities. World Kitchen tries to protect this information through appropriate efforts to maintain its secrecy, including requiring employees and third parties to sign confidentiality agreements. World Kitchen cannot guarantee that these efforts will be successful or that the confidentiality agreements will not be breached. World Kitchen also cannot guarantee that it would have adequate remedies for any breach of such agreements or other misappropriation of its know-how and other non-patented proprietary information, or that its know-how and other non-patented proprietary information will not otherwise become known or be independently discovered by others.

        World Kitchen has in the past and may in the future resort to litigation to enforce or defend its intellectual property rights. If a competitor or collaborator files a patent application claiming technology that is also claimed by World Kitchen, or if a trademark application claims a trademark, service mark or trade dress that is also used by World Kitchen, in order to protect World Kitchen's rights, World Kitchen may have to participate in opposition or interference proceedings before the U.S. Patent and Trademark Office or a similar foreign agency. World Kitchen cannot guarantee that the operation of its business does not infringe upon or otherwise violate the intellectual property rights of third parties, and World Kitchen's intellectual property rights may be challenged by third parties or invalidated through administrative process or litigation. The costs associated with protecting intellectual property rights, including costs associated with litigation or administrative proceedings, may be material and there can be no assurance that any such litigation or administrative proceeding will be successful. Any such matter or proceeding could be burdensome and divert the time and resources of World Kitchen's personnel, and World Kitchen may not prevail. Furthermore, even if World Kitchen's intellectual property rights are not directly challenged, disputes among third parties could lead to the weakening or invalidation of World Kitchen's intellectual property rights, or other parties such as World Kitchen's competitors may independently develop technologies that are substantially equivalent or superior to World Kitchen's technology.

        The laws of certain foreign countries in which World Kitchen operates or may operate in the future do not protect, and the governments of certain foreign countries do not enforce, intellectual property rights to the same extent as do the laws and government of the United States. These variations in intellectual property legal protection may negate World Kitchen's competitive or technological advantages in such markets. Moreover, any repeal or weakening of intellectual property laws or enforcement of those laws in the United States or foreign jurisdictions could make it more difficult for World Kitchen to adequately protect its intellectual property rights, negatively impacting the value of such rights and increasing the cost of enforcement. If World Kitchen is unable to establish or adequately protect its intellectual property rights, World Kitchen's business, financial condition and results of operations could be materially adversely affected.

World Kitchen's brands are subject to reputational risks.

        World Kitchen's brands and its reputation are among its most important assets. World Kitchen's ability to attract and retain customers depends, in part, upon the external perceptions of World Kitchen, the quality of its products and its corporate and management integrity. The consumer goods industry is by its nature more prone to reputational risks than other industries. This has been compounded in recent years by the free flow of unverified information on the Internet and, in particular, on social media. Damage to World Kitchen's brands or reputation through negative publicity or perceptions about World Kitchen, or otherwise, could adversely affect its business. For a discussion of ongoing litigation concerning World Kitchen's Pyrex® glass cookware, see "Information About World Kitchen—Legal Proceedings".

        Some of World Kitchen's products are manufactured by parties that World Kitchen does not control. In addition, a substantial portion of World Kitchen's suppliers are located outside the United States, which further restricts World Kitchen's ability to monitor and control their manufacture of World Kitchen's goods. Although World Kitchen has agreements with third-party manufacturers regarding quality standards and regularly audits the facilities of its manufacturers, there can be no assurance that any third-party manufacturer will continue to meet World Kitchen's quality standards or the social standards regarding its workforce and the environment that are expected in the United States. Failure to meet any such standards could adversely affect World Kitchen's reputation.

Product liability claims or product recalls could adversely affect World Kitchen's results of operations or harm World Kitchen's reputation or the value of its brands.

        The marketing of certain of World Kitchen's consumer products involves an inherent risk of product liability claims or recalls or other regulatory or enforcement actions initiated by the U.S. Consumer Product Safety Commission (the "CPSC"), by other regulatory authorities in other countries or through private causes of action. Any defects in products that World Kitchen markets could harm

World Kitchen's reputation, adversely affect its relationship with its customers and decrease market acceptance of World Kitchen's products and the strength of the brand names under which World Kitchen markets such products. World Kitchen could also be required to recall, or could determine voluntarily to recall, potentially defective products, which could result in further negative publicity and significant expenses. World Kitchen is subject to product liability litigation in the ordinary course of business, and failures of its products in the future may subject World Kitchen to additional product liability claims and associated litigation. Potential product liability claims may exceed the amount of World Kitchen's insurance coverage or could be excluded under the terms of its insurance policy, and could materially damage World Kitchen's business and financial condition. Additionally, World Kitchen's product standards could be impacted by new or revised environmental rules and regulations or other social initiatives.

Litigation could materially adversely affect World Kitchen's operations or financial condition.

        World Kitchen has been and may in the future be involved in litigation. Defending against potential litigation will likely require significant attention and resources and, regardless of the outcome, result in significant legal expenses, which could materially adversely affect World Kitchen's business unless covered by insurance or recovered from third parties. If World Kitchen's defenses are ultimately unsuccessful or if World Kitchen is unable to achieve a favorable resolution, World Kitchen could be liable for damage awards that could materially adversely affect its operations or financial condition. For a discussion of current litigation involving World Kitchen, see "Information About World Kitchen—Legal Proceedings".

World Kitchen operates in a regulated environment that imposes significant compliance requirements. Non-compliance with these requirements could subject World Kitchen to sanctions and materially adversely affect World Kitchen's business.

        World Kitchen is subject in the ordinary course of its business, in the United States and elsewhere, to many statutes, ordinances, rules and regulations, including worldwide anti-bribery, competition, trade sanctions and regulations and other related laws that, if violated by World Kitchen or its affiliates, partners or suppliers, could have a material adverse effect on World Kitchen's business. World Kitchen is required to comply with the U.S. Foreign Corrupt Practices Act ("FCPA"), the U.K. Bribery Act and similar anti-bribery, anti-corruption and anti-kickback laws adopted in many of the countries in which World Kitchen does business, which prohibit World Kitchen from engaging in bribery or making other prohibited payments to foreign officials for the purpose of obtaining or retaining business, and also require maintenance of adequate recordkeeping and internal accounting practices to accurately reflect transactions. Under the FCPA, companies operating in the United States may be held liable for actions taken by their strategic or local partners or representatives. The U.K. Bribery Act is broader in scope than the FCPA in that it directly addresses commercial bribery in addition to bribery of government officials and it does not recognize certain exceptions, notably facilitation payments that are permitted by the FCPA. Civil and criminal penalties may be imposed for violations of these laws. In many of the countries in which World Kitchen operates, particularly those with developing economies, it is or has been common for government officials and businesses to engage in business practices that are prohibited by these laws. If World Kitchen does not properly implement, maintain and enforce practices and controls with respect to compliance with applicable anti-corruption, anti-bribery and anti-kickback laws, or if a World Kitchen employee, distributor, dealer or agent disregards those practices and controls, World Kitchen may be subject to regulatory sanctions, including administrative costs related to governmental and internal investigations, civil and criminal penalties and injunctions and restrictions on World Kitchen's business and capital raising activities, any of which could materially adversely affect World Kitchen's business, results of operations and financial condition. World Kitchen's employees, distributors, dealers and other agents could engage in conduct that is not in compliance with such laws for which World Kitchen might be held responsible. If World Kitchen's employees, distributors, dealers or other agents are found to have engaged in illegal practices, World Kitchen could suffer substantial penalties and the reputation, business, results of operations and financial condition of World Kitchen could be materially adversely affected. Even the allegation or appearance of World Kitchen's employees, distributors, dealers or other agents acting improperly or illegally could damage World Kitchen's reputation and result in significant expenditures in investigating and responding to such actions.

        World Kitchen is also subject to general business laws and regulations, as well as regulations and laws specifically governing the Internet and e-commerce. Such existing and future laws and regulations may impede the growth of Internet or other online services and thereby adversely impact World Kitchen's sales. These laws and regulations may cover taxation, user privacy, data security, pricing, content, proprietary rights, advertising, distribution, electronic contracts and other communications, consumer protection, the provision of online payment services, broadband residential Internet access and the characteristics and quality of products and services. It is not clear in certain cases how existing laws and regulations governing issues such as property ownership, sales and other taxes and personal privacy apply to the Internet and e-commerce. Unfavorable resolutions of these issues would harm World Kitchen's business, diminish the demand for World Kitchen's products on the Internet and increase World Kitchen's cost of doing business.

Regulation related to environmental, health and safety matters could negatively impact World Kitchen's results of operations and financial condition.

        World Kitchen is subject to a broad range of federal, state, local, foreign and multinational laws and regulations relating to the environment. These include laws and regulations that govern:

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  discharges to the air, water and land;

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  the handling of storm water and process waste water;

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  the handling and disposal of solid and hazardous substances and wastes; and

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  remediation of contamination associated with release of hazardous substances at World Kitchen's facilities and at off-site disposal locations.

        World Kitchen may incur material costs to comply with increasingly stringent environmental laws and enforcement policies. Moreover, there are proposed international accords and treaties, as well as federal, state and local laws and regulations, which would attempt to control or limit the causes of climate change, including the effect of greenhouse gas emissions on the environment. In the event that the U.S. government or foreign governments enact new climate change laws or regulations or make changes to existing laws or regulations, compliance with applicable laws or regulations may result in increased manufacturing costs for World Kitchen's products, such as by requiring investment in new pollution control equipment or changing the ways in which certain of World Kitchen's products are made. World Kitchen may incur some of these costs directly and others may be passed on to World Kitchen from its third-party suppliers. Although World Kitchen believes that it is substantially in compliance with applicable environmental laws and regulations at its facilities, World Kitchen may not always be in compliance with such laws and regulations or any new laws and regulations in the future, which could have a material adverse effect on World Kitchen's business, financial condition and results of operations. Many environmental legal requirements provide for substantial fines, orders and criminal sanctions for violations. In addition, certain environmental laws impose strict liability and, under certain circumstances, joint and several liability on current and prior owners and operators of these sites, as well as persons who sent waste to them, for costs to investigate and remediate contaminated sites. These legal requirements may apply to conditions at properties that World Kitchen presently or formerly owned or operated, as well as at other properties for which World Kitchen may be responsible, including those at which wastes attributable to World Kitchen were disposed. A significant order or judgment against World Kitchen, the loss of a significant permit or license or the imposition of a significant fine may have a material adverse effect on World Kitchen's results of operations and financial condition.

        World Kitchen must also comply with extensive laws, rules and regulations regarding safety, health and corporate responsibility matters. These legal requirements frequently change and vary among jurisdictions. World Kitchen's U.S. operations are subject to the regulatory jurisdiction of the U.S. Occupational Safety & Health Administration ("OSHA"). In March 2015, World Kitchen received several citations from OSHA following an unannounced inspection of and subsequent visits to World Kitchen's Corning, New York facility. World Kitchen contested the citations and settled them for reduced penalties of $80,000 and a reduction in the severity of classification of several citations. OSHA issued a final order regarding the citations on March 31, 2016. Although World Kitchen believes that it is substantially in compliance with applicable OSHA standards, potential fines and penalties incurred in connection with future inspections could have a negative impact on World Kitchen's results of operations.

World Kitchen's products are subject to various health and safety requirements and may be subject to new health and safety requirements in the future, which could have a material adverse effect on World Kitchen's operations.

        World Kitchen's products are subject to certain legal requirements relating to health and safety. These legal requirements frequently change and vary among jurisdictions. Compliance with these requirements, or the failure to comply with these requirements, may have a material adverse effect on World Kitchen's operations. If any of World Kitchen's products become subject to new regulations, or become specifically regulated by additional governmental or other regulatory entities, the cost of compliance could be material. For example, the CPSC regulates many consumer products, including World Kitchen's products. New regulations or policies by the CPSC could require World Kitchen to change its manufacturing processes, which could materially raise its manufacturing costs. In addition, new regulations could reduce sales of World Kitchen's consumer products. Furthermore, a significant order or judgment against World Kitchen by a governmental or regulatory authority relating to health or safety matters, or the imposition of a significant fine relating to such matters, or a voluntary or mandatory recall of regulated products may have a material adverse effect on World Kitchen's results of operations and financial condition.

World Kitchen's ability to attract, develop and retain talented employees, managers and key executives is critical to its success.

        World Kitchen's success depends on its ability to attract, develop and retain talented employees, including executives and other key managers. World Kitchen may not be able to attract and retain skilled personnel or may incur significant costs in order to do so. World Kitchen's industry is characterized by a high level of employee mobility and aggressive recruiting among competitors for personnel. World Kitchen's ability to attract and retain employees with the requisite experience and skills depends on several factors, including, but not limited to, its ability to offer competitive wages, benefits and professional growth opportunities. Effective succession planning is also important to World Kitchen's long-term success. Failure to ensure effective transfer of knowledge and smooth transitions involving key employees could hinder World Kitchen's strategic planning and execution. The loss of certain key officers and employees, or the failure to attract and develop talented new executives and managers, could have an adverse effect on World Kitchen's business.

If World Kitchen is unable to successfully execute any material part of its growth strategy, World Kitchen's future growth and ability to make profitable investments in its business would be harmed.

        World Kitchen's success depends on its ability to expand its business while maintaining profitability. World Kitchen may not be able to sustain its growth or achieve profitability on a quarterly or annual basis in future periods. World Kitchen's future growth and profitability will depend upon a number of factors, including, without limitation:

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  the level of competition in the consumer products industry;

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  World Kitchen's ability to offer new products and to extend existing brands and products into new markets, including international markets;

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  World Kitchen's ability to identify, acquire and integrate strategic acquisitions;

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  World Kitchen's ability to remain competitive in its pricing;

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  World Kitchen's ability to maintain efficient, timely and cost-effective production and delivery of its products;

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  the efficiency and effectiveness of World Kitchen's sales and marketing efforts in building product and brand awareness and cross-marketing its brands;

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  World Kitchen's ability to identify and respond successfully to emerging trends in the consumer products industry;

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  the level of consumer acceptance of World Kitchen's products;

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  World Kitchen's ability to recruit, develop and retain talented employees, managers and key executives; and

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  general economic conditions and consumer confidence.

        World Kitchen may not be successful in executing its growth strategy, and even if World Kitchen achieves its targeted growth, World Kitchen may not be able to sustain profitability. Failure to successfully execute any material part of World Kitchen's growth strategy would significantly impair World Kitchen's future growth and its ability to make profitable investments in its business.

World Kitchen's growth has, to an extent, depended upon acquisitions and its strategy is likely to continue to involve acquisitions. World Kitchen may not be able to identify or complete future acquisitions or strategic alliances.

        World Kitchen has achieved growth through acquisitions, investments and joint ventures and World Kitchen's future growth will depend in part on the successful acquisition and integration of businesses into World Kitchen's existing operations. While World Kitchen is focused on adding strategic pieces to its operations, primarily in international markets, by acquiring companies, product lines and manufacturing and distribution assets that complement World Kitchen's existing businesses, World Kitchen may not be able to identify and successfully negotiate suitable acquisitions, obtain financing for future acquisitions on satisfactory terms, obtain regulatory approval or otherwise complete acquisitions in the future.

        Additionally, World Kitchen makes certain assumptions based on the information provided by potential acquisition candidates and also conducts due diligence to ensure the information provided is accurate and based on reasonable assumptions. However, World Kitchen may be unable to realize the anticipated benefits from an acquisition or predict accurately how an acquisition will ultimately affect the business, financial condition or results of operations of World Kitchen. The failure of any of these businesses to achieve expected results, the diversion of World Kitchen's management's attention, the incurrence of unforeseen contingencies and the failure to retain key personnel at these businesses could have a material adverse effect on World Kitchen's business, results of operations and financial condition.

World Kitchen may not be able to effectively integrate acquired businesses into its operations and if World Kitchen is unable to manage its acquisitions effectively, its business may be materially harmed.

        World Kitchen seeks acquisition opportunities that complement and expand its operations, some of which are based outside the United States. World Kitchen may not continue to be able to successfully integrate these businesses or identify and integrate future acquisitions into its existing business without substantial costs, delays or other operational or financial difficulties. World Kitchen could face significant challenges in consolidating functions and integrating procedures and processes, internal controls, information technology and other systems, personnel, product lines and operations in a timely and efficient manner. World Kitchen may encounter difficulties in training its sales forces to work with new products and customers. Many, if not all, of the entities World Kitchen acquires may not be reporting companies under the Exchange Act and therefore may not have the internal controls and procedures that World Kitchen, as a reporting company, will be required to have under the Sarbanes-Oxley Act. Instituting and implementing such internal controls and procedures at the acquired businesses within the time period required by the Sarbanes Oxley Act may require significant time, costs and efforts. Additionally, disclosures World Kitchen makes regarding past operating results of acquired businesses, projections and pro forma results will be based on financial information provided to World Kitchen by the management of the acquired business, which has not been reviewed by World Kitchen's auditors or subject to World Kitchen's internal controls and the combined company may be unable to achieve the projections and pro forma results reported.

        The integration process is complex and time-consuming, may be disruptive to World Kitchen's businesses and may cause an interruption of, or a loss of momentum in, the business as a result of a number of obstacles, such as:

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  the loss of significant customers;

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  the need to retrain skilled design, sales and other personnel resulting from the loss of key employees;

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  the failure to maintain the quality of customer service that each business has historically provided;

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  the need to coordinate geographically diverse organizations;

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  the presence of unforeseen contingencies;

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  retooling and reprogramming of equipment and information technology systems; and

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  the resulting diversion of management's attention from the day-to-day business and the need to hire additional management personnel to address integration obstacles.

        If World Kitchen is not successful in integrating its recent and future acquisitions into its operations, the integration takes longer than anticipated, the companies or assets World Kitchen acquires do not perform as anticipated or the integrated product offerings fail to achieve market acceptance, the business, financial position, results of operations and cash flows of World Kitchen could be materially adversely affected.

World Kitchen may not be able to realize the anticipated cost savings, synergies or revenue enhancements from acquisitions, and World Kitchen may incur significant costs to achieve these savings.

        Even if World Kitchen is able to integrate successfully its operations and the operations of recent and any future acquisitions, World Kitchen may not be able to realize the cost savings, synergies or revenue enhancements that were anticipated from these acquisitions, either as to amount or in the time frame that World Kitchen expects. World Kitchen's ability to realize anticipated cost savings, synergies and revenue enhancements may be materially adversely affected by a number of factors, including the following:

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  the ability to effectively eliminate duplicative administrative overhead and overlapping sales personnel, synchronize information technology and other systems, consolidate warehousing and distribution facilities and shift production to more economical suppliers;

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  the incurrence of significant cash and non-cash integration and implementation costs or charges in order to achieve those cost savings, which could offset any such savings and other synergies resulting from recent or future acquisitions; and

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  the ability to avoid labor disruption in connection with integration efforts.

        World Kitchen's growth to date has placed, and future acquisitions could continue to place, significant demands on World Kitchen's administrative, operational and financial resources. Acquisitions may also result in the assumption of unexpected liabilities and may divert management's attention from the operation of World Kitchen's legacy business. Additionally, strategic investments and partnerships with other companies expose World Kitchen to the risk that it may not be able to control the operations of the investee or partnership, which could decrease the amount of benefits World Kitchen realizes from a particular relationship. World Kitchen is also exposed to the risk that its partners in strategic investments may encounter financial difficulties that could lead to disruption of investee or partnership activities, or impairment of assets acquired, which could materially adversely affect future reported results of operations and financial condition.

If World Kitchen's goodwill, other intangible assets or indefinite-lived assets become impaired, World Kitchen will be required to record impairment charges, which may be significant.

        A portion of World Kitchen's long-term assets consists of goodwill recorded as a result of World Kitchen's acquisitions. At April 3, 2016 and December 31, 2015, goodwill totaled $56.0 million. World Kitchen does not amortize goodwill but rather reviews it for impairment on an annual basis or more frequently if impairment indicators arise. If future operating performance does not meet expectations, World Kitchen may be required to record a significant charge during the period in which any impairment of World Kitchen's goodwill or other long-term assets is determined. The recognition of an impairment of World Kitchen's goodwill or any of World Kitchen's assets would negatively affect its results of operations and total capitalization, the effect of which could be material.

World Kitchen's ability to recognize the benefit of deferred tax assets is dependent upon future taxable income and the timing of difference reversals.

        World Kitchen recognizes the expected future tax benefit from deferred tax assets when realization of the tax benefit is considered more likely than not. Otherwise, a valuation allowance is applied against deferred tax assets. In 2015 and 2014, World Kitchen made adjustments to its valuation allowance of $5.8 million and $86.3 million, respectively, providing for a valuation allowance against its domestic deferred tax assets as a result of its assessment that it is more likely than not that the domestic deferred tax assets will not be fully realizable. In connection with the merger, World Kitchen will experience a greater than 50% change of ownership under Section 382 of the Internal Revenue Code, which may limit World Kitchen's ability to utilize certain of its domestic federal and state net operating losses ("NOLs") incurred prior to the merger to offset post-merger taxable income. Such limit may impact the recognition of a deferred tax asset for World Kitchen's pre-merger NOLs. World Kitchen will continue to analyze its deferred tax assets to determine if future recognition of the assets will be attained. Assessing the recoverability of deferred tax assets requires management to make significant estimates related to expectations of future taxable income and the timing of reversals of temporary differences. To the extent that these factors differ significantly from estimates, World Kitchen's ability to realize the deferred tax assets could be impacted.

World Kitchen's pension plan and postemployment benefit plan are underfunded and, in the future, the underfunding levels of World Kitchen's plans could materially increase.

        Many of World Kitchen's employees participate in, and many of World Kitchen's former employees are entitled to benefits under, funded and unfunded defined benefit pension plans and postemployment benefit plans. All of World Kitchen's U.S. defined benefit pension plans are frozen. Over time, World Kitchen has experienced periods of declines in interest rates and pension asset values. As a result, World Kitchen's pension plans and other postemployment benefit plans are underfunded. Further declines in interest rates or the market value of the securities held by the plans, or certain other changes, could materially increase the underfunded status of World Kitchen's plans in 2016 and beyond and affect the level and timing of required contributions in 2016 and beyond. The current underfunded status of World Kitchen's pension plans will, and a further material increase in the underfunded status of the plans would, significantly increase World Kitchen's required contributions and pension expense, and could impair World Kitchen's ability to achieve or sustain future profitability and could adversely affect World Kitchen's financial condition. In addition, World Kitchen's actual costs for postemployment benefits required to be paid may exceed those projected and future actuarial assessments to the extent that those costs exceed the current assessment. Under those circumstances, adjustments will be required to be made to World Kitchen's recorded liability for these benefits. As of December 31, 2015 and 2014, the unfunded amount of the projected benefit obligation for World Kitchen's defined benefit pension plans was $28.1 million and $26.5 million, respectively, and for its postemployment benefit plans was $36.0 million and $39.5 million, respectively.

Charges related to employee pension and other postemployment benefit plans resulting from market risk and headcount realignment may adversely affect World Kitchen's results of operations and financial condition.

        In connection with World Kitchen's employee pension and other postemployment benefit plans, World Kitchen is exposed to market risks associated with changes in the various capital markets. Changes in long-term interest rates affect the discount rate that is used to measure World Kitchen's obligations and related expense. To the extent that World Kitchen experiences headcount changes, World Kitchen may incur further expenses related to its employee pension and other postemployment benefit plans that could have a material adverse effect on World Kitchen's results of operations and financial condition.

Increases in the cost of employee benefits could materially adversely impact World Kitchen's financial results and cash flows.

        World Kitchen self-insures a substantial portion of the costs of employee healthcare and workers compensation. This could result in higher volatility in World Kitchen's earnings and exposes World Kitchen to higher financial risks. The Patient Protection and Affordable Care Act, commonly referred to as the Affordable Care Act, which was signed into law in 2010, contains provisions that could materially adversely impact World Kitchen's future healthcare costs. Changes in the law, including the imposition of a penalty on individuals who do not obtain healthcare coverage, may result in employees who are currently eligible but elect not to participate in World Kitchen's healthcare plans now finding it more advantageous to participate, which may increase World Kitchen's healthcare costs. Implementing the requirements of the Affordable Care Act is also likely to impose some additional administrative costs on World Kitchen. It is also possible that making changes or failing to make changes in the healthcare plans World Kitchen offers will make World Kitchen less attractive to its current or potential employees.

If World Kitchen's operating systems or infrastructure or those of third parties fail to perform adequately, or if World Kitchen experiences an interruption in its operations, World Kitchen's business and results of operations could suffer.

        All of World Kitchen's major operations, including enterprise resource planning, warehouse management, inventory forecast and re-ordering, call center systems, manufacturing, distribution, sales and accounting, are dependent upon complex information systems. World Kitchen's information systems are vulnerable to damage or interruption from earthquake, fire, flood, hurricane and other natural disasters; power loss, computer systems failure, Internet and telecommunications or data network failure; and hackers, computer viruses, software bugs or glitches. Any damage or significant disruption in the operation of such systems or the failure of World Kitchen's information systems to perform as expected could disrupt its business or result in decreased sales, increased overhead costs, excess inventory and product shortages. World Kitchen has taken significant steps to mitigate the potential impact of each of these risks, but these procedures may not be completely successful.

        In the case of World Kitchen's inventory forecast and re-ordering system, most of World Kitchen's orders are received directly through electronic connections with World Kitchen's largest customers. The failure of any of these systems could have a material adverse effect on World Kitchen's business and results of operations.

Unexpected equipment failures may lead to production curtailments or shutdowns, which could adversely affect World Kitchen's results of operations.

        World Kitchen's manufacturing processes are dependent upon critical processing equipment, such as batch delivery, glass furnaces, type equipment (all glass contact elements) and tempering lehrs, as well as decorating equipment. This equipment may incur downtime as a result of unanticipated failures, accidents, natural disasters or other force majeure events. World Kitchen may in the future experience facility shutdowns or periods of reduced production as a result of such failures or events. Unexpected interruptions in World Kitchen's production capabilities would adversely affect its productivity and results of operations for the affected period. World Kitchen also may face shutdowns if it is unable to obtain enough energy during the peak demand periods.

World Kitchen is subject to cyber security risks and may incur increasing costs in an effort to minimize those risks.

        World Kitchen employs information technology systems and Internet systems, including websites, which allow for the secure storage and transmission of proprietary or confidential information regarding World Kitchen's customers, employees and others, including credit card information and personal identification information. World Kitchen has made significant efforts to secure its computer network to mitigate the risk of possible cyber-attacks. However, the regulatory environment governing information, security and privacy laws, as well as the requirements imposed on World Kitchen by the credit card industry, is increasingly demanding and continues to evolve. The security of World Kitchen's computer networks could be compromised and confidential information could be misappropriated, which could lead to negative publicity and loss of sales and cause World Kitchen to incur significant costs to reimburse third parties for damages, all of which could adversely impact profits. Furthermore, maintaining compliance with applicable security and privacy regulations and standards may increase World Kitchen's operating costs and/or adversely impact World Kitchen's ability to market its products or process payment information.

World Kitchen's product costs are subject to a high degree of price fluctuation.

        Various commodities, including rhodium and platinum, comprise the raw materials used to manufacture World Kitchen's products. The prices of these commodities have historically fluctuated on a cyclical basis and have often depended on a variety of factors over which World Kitchen has no control. Additionally, labor costs represent a significant component of World Kitchen's suppliers' manufacturing costs and World Kitchen's suppliers may increase the prices they charge World Kitchen if they experience rising labor costs. The cost of producing and distributing World Kitchen's products is also sensitive to energy costs, duties and tariffs. The selling prices of World Kitchen's products have not always increased in response to raw material, labor or other cost increases, and World Kitchen is unable to determine to what extent, if any, it will be able to pass future cost increases through to its customers. World Kitchen's inability to come to favorable agreements with its suppliers or to pass increased costs through to World Kitchen's customers could materially adversely affect its financial condition or results of operations.

World Kitchen sources some of its products from third-party suppliers located in Asia and Europe, which reduces World Kitchen's control over the manufacturing process and may cause variations in quality or delays in World Kitchen's ability to fill orders.

        In 2015, World Kitchen sourced metal bakeware, ceramic bakeware, glass storage and prepware, kitchenware, cutlery, cookware, cutting tools and accessories from third-party suppliers located in Asia and Europe. World Kitchen depends on these suppliers to deliver products that comply with World Kitchen's specifications, meet health, safety and delivery requirements and are competitive in cost. If World Kitchen's suppliers deliver products that are defective or that otherwise do not meet World Kitchen's specifications, World Kitchen's return rates may increase, and the reputation of its products and brands may suffer. In addition, if World Kitchen's suppliers do not meet World Kitchen's delivery requirements or cease doing business with World Kitchen for any reason, World Kitchen might miss its customers' delivery deadlines, which could in turn cause World Kitchen's customers to cancel or reduce orders, refuse to accept deliveries or demand reduced prices. The overseas sourcing of product subjects World Kitchen to the numerous risks of doing business abroad, including, but not limited to, rapid changes in economic or political conditions, civil unrest, political instability, war, terrorist attacks, international health epidemics, work stoppages or labor disputes, currency fluctuations, increasing export duties, trade sanctions and tariffs and variations in product quality. World Kitchen may also experience temporary shortages due to disruptions in supply caused by weather or transportation delays. Even if acceptable alternative suppliers are found, the process of locating and securing such alternatives is likely to disrupt World Kitchen's business, and World Kitchen may not be able to secure alternative suppliers on acceptable terms that provide the same quality product or comply with all applicable laws. Any of these events would cause World Kitchen's business, results of operations and financial condition to suffer.

        In addition, some of these suppliers are larger than World Kitchen and/or have negotiating leverage with respect to the commercial terms of the out-sourcing relationship because the suppliers can quickly shift to fill orders from World Kitchen's competitors, including private label brands, and thus are not dependent on business from World Kitchen. Accordingly, they typically have relatively greater pricing power in ongoing supply negotiations with World Kitchen. Their pricing power could adversely affect World Kitchen's financial performance or lead World Kitchen to cease offering a product line if it is unable to have its product manufactured on commercially reasonable terms by one or more outside suppliers.

Interruptions in World Kitchen's operations caused by outside forces could cause material losses.

        World Kitchen's worldwide operations could be subject to natural and man-made disasters, telecommunications failures, water shortages, tsunamis, floods, hurricanes, typhoons, fires, extreme weather conditions, conflicts and acts of terrorism, health epidemics and other business interruptions. The occurrence of any of these business disruptions could seriously harm World Kitchen's business, results of operations and financial condition and increase World Kitchen's costs and expenses. If World

Kitchen's or its suppliers' warehousing facilities or transportation facilities are damaged or destroyed, World Kitchen would be unable to distribute products on a timely basis, which could harm World Kitchen's business. World Kitchen's back-up operations may be inadequate, and World Kitchen's business interruption insurance may not be sufficient to compensate for any losses that may occur.

If World Kitchen or its suppliers are unable to obtain raw materials at favorable prices, it could adversely impact World Kitchen's results of operations and financial condition.

        Sand, soda ash, potash and borax pentahydrate are the principal materials World Kitchen uses in the manufacture of its glass products. Polypropylene resin is the principal material World Kitchen's suppliers use in the manufacture of its plastic products. All of these raw materials are purchased in highly competitive, price-sensitive markets, which have historically exhibited price, demand and supply cyclicality. From time to time, some of these raw materials have been in short supply due to weather or other factors, including disruptions in supply caused by raw material transportation or production delays. World Kitchen may experience shortages of raw materials in the future. If World Kitchen experiences temporary shortages in raw materials, World Kitchen or its suppliers may be forced to procure materials from alternative suppliers, and they may not be able to do so on terms as favorable as their current terms or at all. If World Kitchen or its suppliers are unable to purchase certain raw materials required for operations for a significant period of time, World Kitchen's or their operations would be disrupted, and World Kitchen's results of operations would be adversely affected. In addition, material increases in the cost of any of these raw materials on an industry-wide basis would have an adverse effect on World Kitchen's results of operations if World Kitchen was unable to pass on these increased costs to its customers in a timely manner or at all.

        Furthermore, World Kitchen does not have long-term contracts for energy supply and, as a result, World Kitchen's operating results are linked to the cost of electricity, oxygen and natural gas. To the extent that World Kitchen is not able to offset increases in energy prices, such as by passing along the cost to its customers, these increases could adversely impact World Kitchen's margins and results of operations. In addition, potential legislation, regulatory action and international treaties related to climate change, especially those related to the regulation of greenhouse gases, may result in significant increases in raw material and energy costs. There can be no assurance that World Kitchen will be able to recoup any past or future increases in the costs of energy and raw materials.

World Kitchen's business may be adversely impacted by work stoppages and other labor relations matters.

        World Kitchen is potentially subject to work stoppages and other labor disputes because a significant number of operations and maintenance employees at World Kitchen's manufacturing and distribution facilities are represented by labor unions. Although World Kitchen's facilities have not experienced work stoppages and strikes in the past, any prolonged work stoppage or strike at any one of World Kitchen's principal manufacturing facilities could have a negative impact on World Kitchen's business, results of operations or financial condition. World Kitchen is party to collective bargaining agreements that cover most of its manufacturing employees. World Kitchen's intent is to negotiate and enter into new collective bargaining agreements with labor unions representing employees at each facility upon expiration of the existing agreements; however, World Kitchen may be unable to do so without lockouts, strikes or work stoppages. World Kitchen could also experience operating inefficiencies as a result of preparations for disruptions in production, such as increasing production and inventories. World Kitchen's collective bargaining agreements with the United Steelworkers at its Corning, New York facility and its Greencastle, Pennsylvania facility expire on January 30, 2018 and July 30, 2016, respectively. World Kitchen is currently re-negotiating its collective bargaining agreement with the United Steelworkers at its Charleroi, Pennsylvania plant, which expired on March 1, 2016 and was subsequently extended to August 15, 2016. World Kitchen also has a collective bargaining agreement with its unionized employees at its Johor Bahru, Malaysia facility, which is perpetual and can be terminated by either party at its option. Any such disruptions or difficulties could have an adverse impact on World Kitchen's results of operations and financial condition. In addition, World Kitchen could experience increased operating costs as a result of higher wages or benefits paid to union members upon the execution of new agreements with World Kitchen's labor unions. World Kitchen may be unable to manage its growth effectively, which would harm World Kitchen's business, results of operations and financial condition.

World Kitchen may not be able to adequately address the additional review and disclosure required in respect of "Conflict Minerals".

        The Dodd-Frank Wall Street Reform and Consumer Protection Act contains regulations concerning the supply of conflict minerals originating from the Democratic Republic of Congo and adjoining countries. As a result, the SEC adopted annual disclosure and reporting requirements for those companies that use such conflict minerals in the products they manufacture or contract to manufacture. These requirements require ongoing due diligence efforts and there are costs associated with complying with these disclosure requirements, including the costs of investigations to determine the sources of raw materials used in World Kitchen's products and the costs of any changes to products, processes or sources of supply as a consequence of the results of such investigations. These rules could adversely affect the sourcing, supply and pricing of materials used in World Kitchen's products. As there may be only a limited number of suppliers offering these conflict minerals from "conflict free" sources, World Kitchen cannot ensure that it will be able to obtain necessary materials from such suppliers in sufficient quantities or at competitive prices. Also, World Kitchen may face reputational challenges if it determines that certain of its products contain conflict minerals not determined to be "conflict free" or if it is unable to sufficiently verify the origins for all conflict minerals used in its products through the procedures World Kitchen has implemented and may implement in the future.

Risks Related to the Consummation of the Domestication

The domestication may result in adverse tax consequences for holders of GPIA ordinary shares.

        U.S. Holders (as defined in "U.S. Federal Income Tax Considerations" below) of GPIA ordinary shares may be subject to U.S. federal income tax as a result of the domestication. Additionally, non-U.S. Holders (as defined in "U.S. Federal Income Tax Considerations" below) of GPIA ordinary shares may become subject to withholding tax on any dividends paid on WDKN common stock subsequent to the domestication.

        A U.S. Holder who on the day of the domestication beneficially owns (actually or constructively) GPIA ordinary shares with a fair market value of $50,000 or more, but less than 10% of the total combined voting power of all classes of GPIA ordinary shares entitled to vote, generally will recognize gain (but not loss) in respect of the domestication as if such holder exchanged its GPIA ordinary shares for WDKN common stock in a taxable transaction, unless such U.S. Holder elects in accordance with applicable Treasury regulations to include in income the "all earnings and profits amount" (as defined in the Treasury Regulations) attributable to the GPIA ordinary shares held directly by such holder.

        A U.S. Holder who on the day of the domestication beneficially owns (actually or constructively) 10% or more of the total combined voting power of all classes of GPIA ordinary shares entitled to vote, will generally be required to include in income as a dividend the "all earnings and profits amount" attributable to the GPIA ordinary shares held directly by such holder.

        Additionally, proposed Treasury Regulations with a retroactive effective date have been promulgated under Section 1291(f) of the Code which generally require that, a U.S. person who disposes of stock of a PFIC must recognize gain equal to the excess of the fair market value of such PFIC stock over its adjusted tax basis, notwithstanding any other provision of the Code. If GPIA is considered a PFIC for U.S. federal income tax purposes, these regulations, if finalized in their current form, would generally require U.S. Holders of GPIA ordinary shares to recognize gain on the exchange of GPIA ordinary shares for WDKN common stock pursuant to the domestication unless such U.S. Holder has made certain tax elections with respect to such holder's GPIA ordinary shares. The tax on any such gain would be imposed at the rate applicable to ordinary income and an interest charge would apply based on complex rules designed to offset the tax deferral to such holders on the undistributed earnings, if any, of GPIA. The same rule may also apply to a U.S. Holder who exchanges GPIA warrants for WDKN warrants, however a U.S. Holder cannot currently make the elections mentioned above with respect to such holder's GPIA warrants. It is not possible to determine at this time whether, in what form, and with what effective date, final Treasury regulations under Section 1291(f) of the Code will be adopted.

        Because the domestication will occur immediately prior to the redemption of U.S. Holders that exercise redemption rights, U.S. Holders exercising redemption rights will be subject to the potential tax consequences of Section 367 of the Code as a result of the domestication.

        All holders are strongly urged to consult a tax advisor for the tax consequences of the domestication to their particular situation. For a more detailed description of the U.S. federal income tax consequences associated with the domestication, see "U.S. Federal Income Tax Considerations" beginning on page 186.

Upon effectiveness of the domestication and the merger, the rights of holders of WDKN common stock arising under the DGCL as well as WDKN's certificate of incorporation and bylaws will differ from and may be less favorable to the rights of holders of GPIA ordinary shares arising under the Cayman Islands Companies Law as well as the GPIA amended and restated memorandum and articles of association.

        Upon effectiveness of the domestication and the merger, the rights of holders of WDKN common stock will arise under the certificate of incorporation and bylaws of World Kitchen Group, Inc. as well as the DGCL. Those new organizational documents and the DGCL contain provisions that differ in some respects from those in the GPIA amended and restated memorandum and articles of association and the Cayman Islands Companies Law and, therefore, some rights of holders of WDKN common stock could differ from the rights that holders of GPIA ordinary shares currently possess. For instance, while class actions are generally not available to shareholders under Cayman Islands Companies Law, such actions are generally available under the DGCL. This change could increase the likelihood that WDKN becomes involved in costly litigation, which could have a material adverse effect on WDKN.

        In addition, there are differences between the new organizational documents of WDKN and the current constitutional documents of GPIA. For example, while the GPIA amended and restated memorandum and articles of association contains provisions regarding "business combinations" and "interested shareholders" that will be substantially similar in effect to the provisions of Section 203 of the DGCL, the WDKN bylaws will not contain provisions similar to the business combination provisions in the GPIA amended and restated memorandum and articles of association. However, holders of WDKN common stock will have substantially similar voting rights because WDKN will be subject to the provisions of Section 203 of the DGCL upon effectiveness of the domestication and the merger. There can be no assurance that the rights afforded by Section 203 of the DGCL will not be changed or rescinded by the Delaware legislature or courts in the future.

        For a more detailed description of the rights of holders of WDKN common stock and how they may differ from the rights of holders of GPIA ordinary shares, please see "Comparison of Corporate Governance and Shareholder Rights". Forms of the certificate of incorporation and the bylaws of WDKN are attached as Annexes C and D, respectively, to this proxy statement/ prospectus and we urge you to read them.

Risks Related to the Merger

Upon completion of the merger, up to an estimated maximum of 9,000,000 shares of WDKN common stock, such maximum representing approximately 25.3% of WDKN's post-issuance outstanding common stock, will be issued to the equityholders of World Kitchen (other than the holders of World Kitchen's SARs, who will receive only cash in respect of their applicable portion of the merger consideration). This issuance of common stock will dilute the interests of our existing shareholders.

        In accordance with the terms and subject to the conditions of the merger agreement and subject to certain adjustments set forth therein, the aggregate purchase price for the merger and related transactions is $500 million, which amount will be (i) reduced by, among other things set forth in the merger agreement, the amount of the indebtedness of World Kitchen existing on the Closing Date of the merger; and (ii) increased among other things set forth in the merger agreement, the cash and cash equivalents held by or on behalf of World Kitchen on the Closing Date of the merger, (as adjusted in accordance with the terms of the merger agreement, the "merger consideration"). The precise amount of such adjustments is to be calculated as of the closing date and is therefore not currently known; however, based on information available to it as of the date of this proxy statement/prospectus, GPIA estimates, assuming a closing as of August 31, 2016, a downward adjustment of approximately $257,500,000. A reconciliation of this estimated adjustment figure based on an assumed closing date of August 31, 2016 to historical financial figures for March 31, 2016 can be found on page 105 of this proxy statement/prospectus. The merger consideration will be apportioned between cash and WDKN common stock valued at $10.00 per share in the proportion of 75% cash consideration and 25% stock consideration.

        Therefore, assuming the estimated maximum number of shares registered pursuant to this proxy statement/prospectus are paid to the equityholders of World Kitchen (other than the holders of World Kitchen's SARs, who will receive only cash in respect of their applicable portion of the merger consideration), 9,000,000 shares of WDKN common stock would be issued by WDKN in connection with the merger for the merger, which will represent 25.3% of WDKN's common stock following the issuance of such shares (assuming that our Sponsor subscribes for 5,000,000 common shares pursuant to its equity commitment at or prior to the consummation of the business combination and assuming that no public shareholders exercise their redemption rights).

        The issuance of additional common stock:

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  will significantly dilute the equity interests of existing holders of GPIA securities;

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  may adversely affect prevailing market prices for our units, ordinary shares and/or warrants.

On or prior to the date that the business combination is consummated, we intend to borrow $275.0 million under a Term Loan Facility and up to $25.0 million under the ABL Facility. The incurrence of such debt may adversely affect our leverage and financial condition and thus negatively impact the value of our shareholders' investment in us.

        We intend to fund the cash consideration for the merger through a combination of borrowings under a Term Loan Facility and the ABL Facility, the proceeds of our Sponsor's $50.0 million equity commitment (which may be increased by up to an $8.0 million as described herein), money in the trust account and net proceeds from the incremental equity issuances, if any. On or prior to the date that the business combination is consummated, we intend to borrow $275.0 million under a Term Loan Facility and up to $25.0 million under the ABL Facility. Let's Go will initially be the borrower under the debt financing to be provided at the closing of the business combination and World Kitchen will assume the obligations under the debt financing as the borrower following the closing of the business combination.

        For a discussion of certain risks relating to the indebtedness of World Kitchen following consummation of the business combination, see "Risks Related to World Kitchen's Business, Operations and Industry—World Kitchen will have a substantial amount of indebtedness, which may limit its operating flexibility and could adversely affect its results of operations and financial condition".

Our ability to successfully effect our initial business combination and to be successful thereafter will be dependent upon the efforts of our key personnel, some of whom may join us following our initial business combination. The loss of key personnel or the hiring of ineffective personnel after the business combination could negatively impact the operations and profitability of our post-combination business.

        Although some of our key personnel may remain with the target business in senior management or advisory positions following our business combination, some or all of the management of the target business will remain in place. While we intend to closely scrutinize any individuals we engage after our business combination, we cannot assure you that our assessment of these individuals will prove to be correct. These individuals may be unfamiliar with the requirements of operating a company regulated by the SEC, which could cause us to have to expend time and resources helping them become familiar with such requirements.

The price of WDKN common stock may be volatile.

        Upon consummation of the merger, the price of WDKN common stock may fluctuate due to a variety of factors, including:

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  the announcement of new products or product enhancements by us or our competitors;

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  developments concerning intellectual property rights;

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  changes in legal, regulatory and enforcement frameworks impacting our products;

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  variations in our and our competitors' results of operations;

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  the addition or departure of key personnel;

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  announcements by us or our competitors of acquisitions, investments or strategic alliances;

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  actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in World Kitchen's industry;

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  the failure of securities analysts to publish research about us, or shortfalls in our operating results compared to levels forecast by securities analysts; and

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  the general state of the securities market.

        These market and industry factors may materially reduce the market price of our common shares, regardless of the operating performance of WDKN, including World Kitchen.

GPIA's existing directors may agree to service agreements with WDKN. These agreements may provide for them to receive compensation following consummation of the business combination with World Kitchen and as a result, may cause them to have conflicts of interest in determining whether the business combination with World Kitchen is the most advantageous.

        All of the existing directors of GPIA are to remain directors of WDKN after the completion of our business combination. Such existing directors may agree to service agreements with WDKN which may provide for them to receive compensation following consummation of the business combination with World Kitchen. Therefore, the personal and financial interests of the existing directors of GPIA may have influenced their motivation in identifying and selecting World Kitchen as a target business.

Following consummation of the merger, 28.4% of the WDKN common stock will be held by our Sponsor and 11.6% will be held by the Principal Stockholders (in each case on the assumptions set forth in the paragraph below). Future resales of WDKN common stock held by these significant stockholders may cause the market price of the WDKN common stock to drop significantly.

        Following consummation of the merger, 28.4% of the WDKN common stock will be held by our Sponsor (assuming (i) that our Sponsor subscribes for 5,000,000 common shares pursuant to its equity commitment at or prior to the consummation of the business combination, (ii) that WDKN issues 6,062,282 shares of WDKN common stock to the former equityholders of World Kitchen pursuant to the merger agreement and (iii) that no public shareholders exercise their redemption rights). In addition, as a result of the WDKN common stock to be issued to the equityholders of World Kitchen (other than the holders of World Kitchen's SARs, who will receive only cash in respect of their applicable portion of the merger consideration) upon consummation of the merger, 11.6% of the outstanding WDKN common stock will be held by the Principal Stockholders (assuming that our Sponsor subscribes for 5,000,000 common shares pursuant to its equity commitment at or prior to the consummation of the business combination, that WDKN issues 6,062,282 shares of WDKN common stock to the former equityholders of World Kitchen pursuant to the merger agreement and that no public shareholders exercise their redemption rights). Furthermore, upon consummation of the merger, 1.1% of the WDKN common stock will be held by World Kitchen's management.

        Following consummation of the merger, 35.5% of the WDKN common stock will be held by our Sponsor (assuming (i) that our Sponsor subscribes for 5,800,000 common shares pursuant to its equity commitment at or prior to the consummation of the business combination, (ii) that WDKN issues 6,062,282 shares of WDKN common stock to the former equityholders of World Kitchen pursuant to the merger agreement and (iii) that holders of 30% of the outstanding GPIA ordinary shares elect to redeem their ordinary shares in connection with the merger). In addition, as a result of the WDKN common stock to be issued to the equityholders of World Kitchen (other than the holders of World Kitchen's SARs, who will receive only cash in respect of their applicable portion of the merger consideration) upon consummation of the merger, 13.4% of the outstanding WDKN common stock will be held by the Principal Stockholders (assuming (i) that our Sponsor subscribes for 5,800,000 common shares pursuant to its equity commitment at or prior to the consummation of the business combination, (ii) that WDKN issues 6,062,282 shares of WDKN common stock to the former equityholders of World Kitchen pursuant to the merger agreement and (iii) that holders of 30% of the outstanding GPIA ordinary shares elect to redeem their ordinary shares in connection with the merger). Furthermore, upon consummation of the merger, 1.3% of the WDKN common stock will be held by World Kitchen's management.

        The Principal Stockholders have agreed in the stockholder letter agreement not to transfer or otherwise dispose of any shares of WDKN common stock that they receive upon consummation of the merger for a period of 12 months from the consummation of the merger, subject to certain exceptions (including an exception related to when, following the six month anniversary of the consummation of the merger, the 20 trading day volume weighted average price of WDKN common stock exceeds a specified price per share). See "The Merger Proposal—Related Agreements—Stockholder Letter Agreement".

        In addition, the ordinary shares held by the initial shareholders are held in an escrow account maintained in New York, New York by Continental Stock Transfer & Trust Company, acting as escrow agent. Subject to certain limited exceptions, these shares will not be transferred, assigned or sold until released from escrow on the date that is one year after the date of the consummation of our initial business combination or earlier if, subsequent to our business combination, (i) the last sale price of our ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination or (ii) we consummate a subsequent liquidation, merger, share exchange or other similar transaction which results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property.

        If any significant stockholders sell large amounts of WDKN common stock in the open market or in privately negotiated transactions, this could have the effect of increasing the volatility in the price of WDKN common stock or putting significant downward pressure on the price of WDKN common stock.

We currently intend to only complete one business combination with the proceeds of our initial public offering and the sale of the private placement warrants, which will cause us to be solely dependent on World Kitchen's business, which is focused on a specific industry sector. This lack of diversification may negatively impact our operations and profitability.

        The net proceeds from the offering and the sale of the private placement of warrants provided provide us with $172.5 million that we may use to complete our business combination (excluding an aggregate of approximately $6.0 million of deferred underwriting commissions and other fees being held in the trust account).

        We currently intend to only complete one business combination with the proceeds of our initial public offering and the sale of the private placement warrants. By completing our initial business combination with only a single entity, our lack of diversification may result in numerous economic, competitive and regulatory consequences to us. Further, we would not be able to diversify our operations or benefit from the possible spreading of risks or offsetting of losses, unlike other entities, which may have the resources to complete several business combinations in different industries or different areas of a single industry. Accordingly, the prospects for our success will be solely dependent upon the business and financial performance of World Kitchen. This lack of diversification may have a substantial adverse impact upon our operations and profitability.

If a public shareholder fails to receive notice of our offer to redeem WDKN public shares in connection with our business combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

        We will comply with the proxy rules when conducting redemptions of our shares in connection with our business combination. Despite our compliance with these rules, if a public shareholder fails to receive our proxy materials, such public shareholder may not become aware of the opportunity to redeem the WDKN public shares that it will hold upon the domestication. In addition, the proxy materials, including this proxy statement/prospectus that we will furnish to holders of our public shares in connection with the proposed business combination will describe the various procedures that must be complied with in order to validly redeem public shares. For example, we require our public shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in "street name", to deliver their ordinary shares to Continental Stock Transfer & Trust Company, GPIA's transfer agent, physically or electronically through Depository Trust Company prior to the vote on the merger proposal. In the event that a public shareholder fails to comply with these or any other procedures, its WDKN public shares may not be redeemed for a pro rata portion of the trust account for redemption of his or her shares. See "Special Meeting of GPIA Shareholders—Redemption Rights" for the procedures to be followed if you wish to elect to redeem the WDKN public shares you will hold upon the domestication.

If you or a "group" of shareholders are deemed to hold in excess of 20% of our ordinary shares, you will lose the ability to redeem all such shares in excess of 20% of our ordinary shares.

        Our amended and restated memorandum and articles of association provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a "group" (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 20% of the shares sold in our initial public offering, which we refer to as the "Excess Shares". However, we would not be restricting our shareholders' ability to vote all of their shares (including Excess Shares) for or against our initial business combination. Your inability to redeem the Excess Shares will reduce your influence over our ability to complete our business combination and you could suffer a material loss on your investment in us if you sell Excess Shares in open market transactions. Additionally, you will not receive redemption distributions with respect to the Excess Shares if we complete our business combination. And as a result, you will continue to hold that number of shares exceeding 20% and, in order to dispose of such shares, would be required to sell your shares in open market transactions, potentially at a loss.

        In order to determine whether a shareholder is acting in concert or as a group with another shareholder, GPIA will require each public shareholder seeking to exercise redemption rights to certify to GPIA whether such shareholder is acting in concert or as a group with any other shareholder. Such certifications, together with other public information relating to stock ownership available to GPIA at that time, such as Section 13D, Section 13G and Section 16 filings under the Exchange Act, will be the sole basis on which GPIA makes the above-referenced determination. Notwithstanding the foregoing, shareholders may challenge GPIA's determination as to whether a shareholder is acting in concert or as a group with another shareholder in a court of competent jurisdiction.

NASDAQ may not list WDKN's shares, warrants and units on its exchange, which could limit investors' ability to make transactions in WDKN's securities and subject WDKN to additional trading restrictions.

        In connection with the business combination, in order to continue to maintain the listing of our securities on NASDAQ, we will be required to demonstrate compliance with NASDAQ's initial listing requirements, which are more rigorous than NASDAQ's continued listing requirements. We will apply to have WDKN's common stock, warrants and units listed on NASDAQ upon consummation of the business consummation. WDKN will be required to meet the initial listing requirements to be listed. For instance, WDKN's share price would generally be required to be at least $4.00 per share, our shareholders' equity would generally be required to be at least $5.0 million and we would need to have a minimum number of holders of our ordinary shares (generally 300 round lot holders). We cannot assure you that we will be able to meet all initial listing requirements. Even if WDKN's securities are listed on NASDAQ, WDKN may be unable to maintain the listing of its securities in the future.

        If WDKN fails to meet the initial listing requirements and NASDAQ does not list its securities on its exchange, World Kitchen would not be required to consummate the merger. In the event that World Kitchen elected to waive this condition, and the business combination was consummated without WDKN's securities being listed on NASDAQ or on another national securities exchange, WDKN could face significant material adverse consequences, including:

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  a limited availability of market quotations for WDKN's securities;

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  reduced liquidity for WDKN's securities;

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  a determination that WDKN's shares of common stock are a "penny stock" which will require brokers trading in WDKN's ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for WDKN's securities;

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  a limited amount of news and analyst coverage; and

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  a decreased ability to issue additional securities or obtain additional financing in the future.

        The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as "covered securities". If WDKN's securities were not listed on NASDAQ, such securities would not be covered securities and we would be subject to regulation in each state in which we offer our securities because states are not preempted from regulating the sale of securities that are not covered securities.

Neither the board of directors nor the special transaction committee obtained a third-party valuation in determining whether or not to pursue the business combination

        Neither the board of directors nor the special transaction committee is required to obtain an opinion from an independent investment banking or accounting firm that the price we are paying for World Kitchen is fair to our company from a financial point of view. Neither the board of directors nor the special transaction committee obtained a third-party valuation in connection with the business combination. In analyzing the business combination our board of directors, the special transaction committee and management conducted due diligence on World Kitchen and researched the industry in which World Kitchen operates. The board of directors and the special transaction committee also reviewed comparisons of comparable companies and discounted cash flow analysis and concluded that the business combination was in the best interest of its shareholders. Accordingly, investors will be relying solely on the judgment of our board of directors and the special transaction committee in valuing World Kitchen, and our board of directors and special transaction committee may not have properly valued such business. The lack of a third-party valuation may also lead an increased number of shareholders to vote against the business combination or demand redemption of their shares, which could potentially impact our ability to consummate the business combination.

Since our Sponsor, executive officers and directors have interests which may differ from, or be in addition to (and which may conflict with), the interests of our shareholders, a conflict of interest may have existed in determining whether the business combination with World Kitchen is appropriate as our initial business combination. Such interests include that our Sponsor, executive officers and directors will lose their entire investment in us if our business combination is not completed.

        Our Sponsor, executive officers and directors will lose their entire investment in us if our business combination is not completed. Therefore, a conflict of interest may have existed in determining whether the business combination with World Kitchen is appropriate as our initial business combination.

        On March 2, 2015, our Sponsor purchased an aggregate of 4,312,500 founder shares for an aggregate purchase price of $25,000, or approximately $0.006 per share. The number of founder shares issued was determined based on the expectation that such founder shares would represent 20% of the outstanding shares after our initial public offering. Prior to the closing of our initial public offering, our Sponsor transferred 20,000 founder shares to each of the independent directors at the time of the consummation of our initial public offering at their original purchase price. The founder shares will be worthless if we do not complete an initial business combination. In addition, simultaneously with the consummation of our initial public offering, our Sponsor purchased an aggregate 6,062,500 private placement warrants, each exercisable for one ordinary share at $11.50 per share, for a purchase price of $6,062,500, or $1.00 per warrant, which will also be worthless if we do not complete a business combination. In addition, an affiliate of our Sponsor owns 52,100 warrants that were acquired by such affiliate in the secondary market following our initial public offering, which would similarly be worthless if we do not complete a business combination. The founder shares are identical to the ordinary shares included in the units being sold in our initial public offering. However, the holders have entered into letter agreements with us, pursuant to which they have agreed (A) to vote any shares owned by them in favor of any proposed business combination and (B) not to redeem any shares in connection with a shareholder vote to approve a proposed initial business combination.

        The securities of GPIA held by our Sponsor, an affiliate of our Sponsor and our independent directors had an aggregate market value of $46,354,440 based upon the most recent closing prices of the securities on the NASDAQ through to July 27, 2016. Furthermore, our Sponsor is entitled to reimbursement of out-of-pocket expenses incurred by it in connection with certain activities on GPIA's behalf, such as identifying and investigating possible business targets and business combinations. These expenses will be repaid upon completion of the business combination with World Kitchen. However, if GPIA fails to consummate the business combination, they will not have any claim against the trust account for reimbursement. Accordingly, GPIA may not be able to reimburse these expenses if the merger is not consummated. See "The Merger Proposal—Interests of GPIA's Directors and Officers in the Merger".

        In addition, our Sponsor and directors and their respective affiliates have the following interests in and arising from the business combination that are different from, or in addition to (and which may conflict with), the interests of our public shareholders, which may result in a conflict of interest:

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  the continuation of at least two of our existing directors, Antonio Bonchristiano and Fersen Lamas Lambranho, as directors of the post-combination company; and

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  electing not to be governed by Section 203 of the DGCL and, instead, including a provision that is substantially similar to Section 203 but carves out our Sponsor and its successors, certain affiliates and each of their transferees from the definition of "interested stockholder", as described in the Organizational Documents Proposals and reflected in the Proposed Organizational Documents which are attached to this proxy statement/prospectus as Annexes C and D.

        The personal and financial interests of our Sponsor, our executive officers and our directors may have influenced their motivation in identifying and selecting World Kitchen as a business combination target, completing an initial business combination with World Kitchen and influencing the operation of the business following the initial business combination. In considering the recommendations of GPIA's board of directors to vote for the proposals, its shareholders should consider these interests.

The exercise of GPIA's directors' and officers' discretion in agreeing to changes or waivers in the terms of the business combination may result in a conflict of interest when determining whether such changes to the terms of the business combination or waivers of conditions are appropriate and in GPIA's shareholders' best interest.

        In the period leading up to the closing of the business combination, events may occur that, pursuant to the merger agreement, would require GPIA to agree to amend the merger agreement, to consent to certain actions taken by World Kitchen or to waive rights that GPIA is entitled to under the merger agreement. Such events could arise because of changes in the course of World Kitchen's business, a request by World Kitchen to undertake actions that would otherwise be prohibited by the terms of the merger agreement or the occurrence of other events that would have a material adverse effect on World Kitchen's business and would entitle GPIA to terminate the merger agreement. In any of such circumstances, it would be at GPIA's discretion, acting through its board of directors, to grant its consent or waive those rights. The existence of financial and personal interests of the directors described in the preceding risk factors may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is best for GPIA and its shareholders and what he or they may believe is best for himself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, GPIA does not believe there will be any changes or waivers that GPIA's directors and officers would be likely to make after shareholder approval of the merger proposal has been obtained. While certain changes could be made without further shareholder approval, GPIA will circulate a new or amended proxy statement/prospectus and resolicit GPIA's shareholders if changes to the terms of the transaction that would have a material impact on its shareholders are required prior to the vote on the merger proposal.

Subsequent to our completion of the business combination, we may be required to subsequently take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and our share price, which could cause you to lose some or all of your investment.

        We cannot assure you that the due diligence conducted in relation to World Kitchen has identified all material issues that may be present inside World Kitchen that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of World Kitchen and outside of our control will not later arise. As a result of these factors, we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses. Even if our due diligence has successfully identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about our securities or us. In addition, charges of this nature may cause us to violate the covenants contained in the debt financing incurred by GPIA in connection with the merger. Accordingly, any shareholders who choose to remain shareholders following the business combination could suffer a reduction in the value of their shares. Such shareholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the tender offer materials or proxy statement relating to the business combination contained an actionable material misstatement or material omission.

The unaudited pro forma financial information included elsewhere in this proxy statement/prospectus may not be indicative of what the combined company's actual financial position or results of operations would have been.

        The unaudited pro forma financial information in this proxy statement/prospectus is presented for illustrative purposes only, has been prepared based on a number of assumptions and is not necessarily indicative of what the combined company's actual financial position or results of operations would have been had the business combination been completed on the dates indicated. The unaudited pro forma condensed combined financial information does not reflect any cost savings, operating synergies or revenue enhancements that the combined companies may achieve as a result of the business combination or the costs to combine the operations of GPIA and World Kitchen or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements. See "Unaudited Pro Forma Consolidated and Combined Financial Information".

Reports published by analysts, including projections in those reports that differ from our actual results, could adversely affect the price and trading volume of our common shares.

        Securities research analysts may establish and publish their own periodic projections for WDKN following consummation of the business combination. These projections may vary widely and may not accurately predict the results we actually achieve. Our share price may decline if our actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business, our share price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our share price or trading volume could decline. While we expect research analyst coverage following consummation of the business combination, if no analysts commence coverage of us, the market price and volume for our common shares could be adversely affected.

Risks If the Adjournment Proposal Is Not Approved

If the adjournment proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the merger and the domestication, GPIA's board of directors will not have the ability to adjourn the general meeting to a later date in order to solicit further votes, and, therefore, the merger will not be approved.

        GPIA's board of directors is seeking approval to adjourn the general meeting to a later date or dates if, at the general meeting, based upon the tabulated votes, there are insufficient votes to approve each of the condition precedent proposals. If the adjournment proposal is not approved, GPIA's board will not have the ability to adjourn the general meeting to a later date and, therefore, will not have more time to solicit votes to approve the condition precedent proposals. In such event, the merger would not be completed.

Risks If the Domestication and the Merger are not Consummated

If we are not able to complete the business combination with World Kitchen by September 20, 2016 (or such later date as may be extended pursuant to the merger agreement), or another business combination by May 26, 2017, we would cease all operations except for the purpose of winding up and we would redeem our public shares and liquidate the trust account, in which case our public shareholders may only receive approximately $10.00 per share and our warrants will expire worthless.

        Our Sponsor, executive officers and directors have agreed that we must complete our initial business combination by May 26, 2017, which is the date that is 24 months from the closing of our initial public offering. If we have not completed the business combination with World Kitchen by September 20, 2016 (or such later date as may be extended pursuant to the merger agreement), or another business combination by May 26, 2017, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account including interest earned on the funds held in the trust account and not previously released to us to pay taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders' rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under the Cayman Islands Companies Law to provide for claims of creditors and the requirements of other applicable law. In such case, our public shareholders may only receive approximately $10.00 per share and our warrants will expire worthless.

You will not have any rights or interests in funds from the trust account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to sell your public shares or warrants, potentially at a loss.

        Our public shareholders will be entitled to receive funds from the trust account only upon the earliest to occur of: (i) our completion of an initial business combination, and then only in connection with those of our ordinary shares that such shareholder properly elected to redeem, subject to the limitations described herein, (ii) a shareholder vote to amend our amended and restated memorandum and articles of association to modify the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our initial business combination within 24 months from the closing of our initial public offering, and then only in connection with those of our ordinary shares that such shareholder properly elected to redeem, and (iii) the redemption of our public shares if we are unable to complete an initial business combination within 24 months from the closing of our initial public offering, subject to applicable law and as further described herein. In no other circumstances will a public shareholder have any right or interest of any kind in the trust account. Accordingly, to liquidate your investment, you may be forced to sell your public shares or warrants, potentially at a loss.

If we are unable to consummate our initial business combination, our public shareholders may be forced to wait until after May 26, 2017, before redemption from the trust account.

        If we are unable to consummate our initial business combination by May 26, 2017, which is the date that is 24 months from the closing of our initial public offering, we will distribute the aggregate amount then on deposit in the trust account (less up to $100,000 of the net interest earned thereon to pay dissolution expenses), pro rata to our public shareholders by way of redemption and cease all operations except for the purposes of winding up of our affairs, as further described herein. Any redemption of public shareholders from the trust account shall be affected automatically by function of our memorandum and articles of association prior to any voluntary winding up. If we are required to wind-up, liquidate the trust account and distribute such amount therein, pro rata, to our public shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of the Cayman Islands Companies Law. In that case, investors may be forced to wait beyond May 26, 2017, before the redemption proceeds of the trust account become available to them, and they receive the return of their pro rata portion of the proceeds from the trust account. We have no obligation to return funds to investors prior to the date of our redemption or liquidation unless we consummate our initial business combination prior thereto and only then in cases where investors have sought to redeem their ordinary shares. Only upon our redemption or any liquidation will public shareholders be entitled to distributions if we are unable to complete our initial business combination.

If the net proceeds of our initial public offering not being held in the trust account are insufficient to allow us to operate for at least the next 24 months, and we are unable to obtain additional capital, we may be unable to complete our initial business combination, in which case our public shareholders may only receive $10.00 per share, and our warrants will expire worthless.

        As of March 31, 2016, we had cash of $871,920 held outside the trust account, which is available for use by us to cover the costs associated with identifying a target business and negotiating a business combination and other general corporate uses. In addition, as of March 31, 2016, we had accounts payable and accrued expenses of $1,066,973. The funds available to us outside of the trust account may not be sufficient to allow us to operate for at least until May 26, 2017, which is the date that is 24 months from the closing of our initial public offering, assuming that our initial business combination is not completed during that time. Of the funds available to us, we could use a portion of the funds available to us to pay fees to consultants to assist us with our search for a target business. We could also use a portion of the funds as a down payment or to fund a "no-shop" provision (a provision in letters of intent designed to keep target businesses from "shopping" around for transactions with other companies on terms more favorable to such target businesses) with respect to a particular proposed business combination, although we do not have any current intention to do so. If we entered into a letter of intent where we paid for the right to receive exclusivity from a target business and were subsequently required to forfeit such funds (whether as a result of our breach or otherwise), we might not have sufficient funds to continue searching for, or conduct due diligence with respect to, a target business.

        If we are required to seek additional capital, we would need to borrow funds from our Sponsor, management team or other third parties to operate or may be forced to liquidate. Neither our Sponsor, members of our management team nor any of their affiliates is under any obligation to advance funds to us in such circumstances. Any such advances would be repaid only from funds held outside the trust account or from funds released to us upon completion of our initial business combination. If we are unable to obtain these loans, we may be unable to complete our initial business combination. If we are unable to complete our initial business combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the trust account. Consequently, our public shareholders may only receive approximately $10.00 per share on our redemption of our public shares, and our warrants will expire worthless.

EXTRAORDINARY GENERAL MEETING OF GPIA SHAREHOLDERS

General

        GPIA is furnishing this proxy statement/prospectus to GPIA's shareholders as part of the solicitation of proxies by GPIA's board of directors for use at the extraordinary general meeting of the shareholders of GPIA to be held on [    •    ], 2016, and at any adjournment thereof. This proxy statement/prospectus is first being furnished to GPIA's shareholders on or about [    •    ], 2016 in connection with the vote on the proposals described in this proxy statement/prospectus. This proxy statement/prospectus provides GPIA's shareholders with information they need to know to be able to vote or instruct their vote to be cast at the general meeting.

Date, Time and Place

        The general meeting of shareholders will be held on [    •    ], 2016, at 10:00 a.m., Eastern Time, at the offices of [    •    ], at [    •    ].

Purpose of the GPIA Special Meeting

        At the general meeting, GPIA is asking holders of GPIA ordinary shares to:

  •
  consider and vote upon a proposal to approve by ordinary resolution and adopt the merger agreement, which, among other things, provides for the merger of Let's Go with and into World Kitchen, with World Kitchen surviving the merger and becoming a wholly-owned subsidiary of WDKN, and to approve the transactions contemplated by the merger agreement (we refer to this proposal as the merger proposal);

  •
  consider and vote upon a proposal to approve by special resolution, assuming the merger proposal is approved and adopted, the change of GPIA's jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (we refer to this proposal as the domestication proposal);

  •
  consider and vote upon eight separate proposals to approve by special resolution, assuming the domestication proposal is approved and adopted, the following material differences between the current amended and restated memorandum and articles of association of GPIA and the proposed new certificate of incorporation and bylaws of WDKN:

  (1)
  to authorize 200,000,000 additional shares of common stock of WDKN, which increase the total authorized shares of common stock to 600,000,000 shares of common stock (we refer to this as "organizational documents proposal A");

  (2)
  to authorize the board of directors of WDKN to issue any or all shares of WDKN's preferred stock in one or more classes or series, with such terms and conditions as may be expressly determined by WDKN's board of directors and as may be permitted by the General Corporation Law of the State of Delaware (the "DGCL") (we refer to this as "organizational documents proposal B");

  (3)
  to authorize that directors of WDKN may only be removed for cause, and in such instances, only by at least a two-thirds vote of the outstanding capital stock of WDKN (we refer to this as "organizational documents proposal C");

  (4)
  to authorize a threshold of holders of two-thirds or more of outstanding capital stock of WDKN to call a meeting of stockholders (we refer to this as "organizational documents proposal D");

    (5)
    to authorize removal of the ability of WDKN stockholders to take action by written consent in lieu of a meeting (we refer to this as "organizational documents proposal E");

    (6)
    to authorize holders of two-thirds of the then-outstanding WDKN capital stock as the minimum threshold required for a stockholder vote to amend WDKN's certificate of incorporation (other than the articles thereof relating to the corporation's name, address and registered office, purpose and matters related to the company's common and preferred stock) and bylaws (we refer to this as "organizational documents proposal F");

    (7)
    to authorize the election of WDKN not to be governed by Section 203 of the DGCL and, instead, include a provision that is substantially similar to Section 203 but carves out our Sponsor and its successors, certain affiliates and each of their transferees from the definition of "interested stockholder"(we refer to this as "organizational documents proposal G"); and

    (8)
    to authorize all other changes in connection with the replacement of the current amended and restated memorandum and articles of association of GPIA with a new certificate of incorporation and bylaws of WDKN as part of the domestication, including (i) changing the post-domestication corporate name from "GP Investments Acquisition Corp." to "World Kitchen Group, Inc." and making WDKN's corporate existence perpetual, (ii) adopting Delaware as the exclusive forum for certain stockholder litigation, (iii) granting a waiver regarding corporate opportunities to WDKN's directors and officers, and (iv) removing certain provisions related to our status as a blank check company that will no longer apply upon consummation of the business combination, all of which GPIA's board of directors believe are necessary to adequately address the needs of WDKN after the business combination (we refer to this as "organizational documents proposal H");

  •
  consider and vote upon a proposal to approve by ordinary resolution, assuming the organizational documents proposals are approved and adopted, for the purposes of complying with the applicable provisions of NASDAQ Listing Rule 5635, the issuance of WDKN common stock to (1) the existing equityholders of World Kitchen (other than the holders of World Kitchen's SARs, who will receive only cash in respect of their applicable portion of the merger consideration) in connection with the business combination, (2) our Sponsor which will be subscribed for by our Sponsor as a condition precedent to consummation of the business combination pursuant to our Sponsor's equity commitment and (3) any person or entity in connection with any incremental equity issuances, to the extent such issuance would require a shareholder vote under Nasdaq Listing Rule 5635 (we refer to this proposal as the stock issuance proposal);

  •
  consider and vote upon a proposal to approve by ordinary resolution, assuming the stock issuance proposal is approved and adopted, the GP Investments Acquisition Corp. 2016 Omnibus Incentive Plan, a copy of which is attached to the accompanying proxy statement/prospectus as Annex F (we refer to this proposal as the incentive plan proposal and, collectively with the merger proposal, the domestication proposal, the organizational documents proposals, the stock issuance proposal, the condition precedent proposals); and

  •
  consider and vote upon a proposal to approve by ordinary resolution the adjournment of the general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the general meeting, any of the condition precedent proposals would not be duly approved and adopted by our shareholders (we refer to this proposal as the adjournment proposal).

Recommendation of GPIA Board of Directors

        GPIA's board of directors has unanimously determined that the merger proposal is in the best interests of GPIA and its shareholders; has unanimously approved the merger proposal; unanimously recommends that shareholders vote "FOR" the merger proposal, "FOR" the domestication proposal, "FOR" each of the separate organizational documents proposals, "FOR" the stock issuance proposal, "FOR" the incentive plan proposal and "FOR" the adjournment proposal, in each case, if presented to the general meeting.

        The existence of financial and personal interests of GPIA's directors may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of GPIA and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled "The Merger Proposal—Interests of GPIA's Directors and Officers in the Merger" for a further discussion of this.

Record Date; Who is Entitled to Vote

        GPIA has fixed the close of business on June 30, 2016, as the "record date" for determining GPIA shareholders entitled to notice of and to attend and vote at the general meeting. As of the close of business on June 30, 2016, there were 21,562,500 GPIA ordinary shares outstanding and entitled to vote. Each GPIA ordinary share is entitled to one vote per share at the general meeting.

        In connection with our initial public offering, our initial shareholders (consisting of our Sponsor and our independent directors at the time of our initial public offering) entered into letter agreements to vote their founder shares, as well as any public shares purchased during or after our initial public offering, in favor of the merger proposal. Our initial shareholders also have indicated that they intend to vote their shares in favor of all other proposals being presented at the general meeting. As of the date hereof, our Sponsor and our independent directors own 20.0% of our total outstanding common shares.

Quorum

        The presence, in person or by proxy, of a majority of all the outstanding ordinary shares entitled to vote constitutes a quorum at the general meeting.

Abstentions and Broker Non-Votes

        Proxies that are marked "abstain" and proxies relating to "street name" shares that are returned to GPIA but marked by brokers as "not voted" will be treated as shares present for purposes of determining the presence of a quorum on all matters. They will also not be treated as shares voted on the matter. If a shareholder does not give the broker voting instructions, under applicable self-regulatory organization rules, its broker may not vote its shares on "non-routine" proposals, such as the merger proposal and the domestication proposal.

Vote Required for Approval

        The approval of the merger proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the then outstanding GPIA ordinary shares who, being present and entitled to vote at the general meeting, vote at the general meeting.

        The approval of the domestication proposal requires a special resolution under the Cayman Islands Companies Law, being the affirmative vote of the holders of at least two-thirds of the then outstanding GPIA ordinary shares who, being present and entitled to vote at the general meeting, vote at the general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the general meeting. The domestication proposal is conditioned on the approval of the merger proposal. Therefore, if the merger proposal is not approved, the domestication proposal will have no effect, even if approved by holders of GPIA ordinary shares.

        The approval of each of the separate organizational documents proposals requires a special resolution under the Cayman Islands Companies Law, being the affirmative vote of the holders of at least two-thirds of the then outstanding GPIA ordinary shares who, being present and entitled to vote at the general meeting, vote at the general meeting. Each of the organizational documents proposals is conditioned on the approval of the domestication proposal, and, therefore, also conditioned on approval of the merger proposal. Therefore, if the merger proposal and the domestication proposal are not approved, each of the organizational documents proposals will have no effect, even if approved by holders of GPIA ordinary shares.

        The approval of the stock issuance proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the then outstanding GPIA ordinary shares who, being present and entitled to vote at the general meeting, vote at the general meeting. The stock issuance proposal is conditioned on the approval of the organizational documents proposals, and, therefore, also conditioned on approval of the domestication proposal and the merger proposal. Therefore, if the merger proposal, the domestication proposal and the organizational documents proposals, the stock issuance proposal will have no effect, even if approved by holders of GPIA ordinary shares.

        The approval of the incentive plan proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the then outstanding GPIA ordinary shares who, being present and entitled to vote at the general meeting, vote at the general meeting. The incentive plan proposal is conditioned on the approval of the stock issuance proposal and, therefore, also conditioned on the approval of the merger proposal, the domestication proposal and the organizational documents proposals. Therefore, if any of those proposals are not approved, the incentive plan proposal will have no effect, even if approved by holders of GPIA ordinary shares.

        The approval of the adjournment proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the then outstanding GPIA ordinary shares who, being present and entitled to vote at the general meeting, vote at the general meeting. The adjournment proposal is not conditioned upon any other proposal.

        In each case, abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the general meeting.

Voting Your Shares

        Each GPIA ordinary share that you own in your name entitles you to one vote. Your proxy card shows the number of GPIA ordinary shares that you own. If your shares are held in "street name" or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

        There are two ways to vote your GPIA ordinary shares at the general meeting:

  •
  You Can Vote By Signing and Returning the Enclosed Proxy Card.  If you vote by proxy card, your "proxy", whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by GPIA's board "FOR" the merger proposal, "FOR" the domestication proposal, "FOR" each of the separate organizational documents proposals, "FOR" the stock issuance proposal, "FOR" the incentive plan proposal and "FOR" the adjournment proposal, in each case, if presented to the general meeting. Votes received after a matter has been voted upon at the general meeting will not be counted.

  •
  You Can Attend the Special Meeting and Vote in Person.  You will receive a ballot when you arrive. However, if your shares are held in the name of your broker, bank or another nominee, you must get a proxy from the broker, bank or other nominee. That is the only way GPIA can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy

        If you are a GPIA shareholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

  •
  you may send another proxy card with a later date;

  •
  you may notify Antonio Bonchristiano, GPIA's Chief Executive Officer and Chief Financial Officer, in writing before the general meeting that you have revoked your proxy; or

  •
  you may attend the general meeting, revoke your proxy, and vote in person, as indicated above.

Who Can Answer Your Questions About Voting Your Shares

        If you are a shareholder and have any questions about how to vote or direct a vote in respect of your GPIA ordinary shares, you may call Morrow & Co., LLC, our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing GPIA.info@morrowco.com.

Redemption Rights

        Public shareholders may seek to redeem the WDKN public shares that they will hold following the domestication, regardless of whether they vote for the proposed merger, against the proposed merger or do not vote in relation to the proposed merger. Any public shareholder as of the record date who votes in favor of or against the merger proposal may request of GPIA that WDKN redeem the WDKN public shares that it will hold upon the domestication for a full pro rata portion of the trust account (which, for illustrative purposes, was $10.02 per public share as of March 31, 2016), calculated as of two business days prior to the consummation of the merger. If a holder properly seeks redemption as described in this section and the merger is consummated, WDKN will redeem these WDKN public shares for a pro rata portion of funds deposited in the trust account and the holder will no longer own these shares following the merger.

        Notwithstanding the foregoing, a public shareholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a "group" (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to 20% or more of the shares of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 20% of the public shares, then any such shares in excess of that 20% limit would not be redeemed for cash.

        GPIA's initial shareholders will not have redemption rights with respect to any ordinary shares owned by them, directly or indirectly.

        Holders of WDKN public shares will be entitled to receive cash for these WDKN public shares only if they comply with the following procedures:

            (i)  if the shareholder holds ordinary shares through units, the shareholder must elect to separate its units into the underlying public shares and public warrants prior to exercising its redemption rights with respect to the public shares;

           (ii)  prior to 5:00 p.m., Eastern Time at least two business days prior to the date of the general meeting (such deadline not being extended for any adjournment of the general meeting),

    submit a written request to Continental Stock Transfer & Trust Company, GPIA's transfer agent, that WDKN redeem such shareholder's WDKN public shares for cash; and

          (iii)  deliver the shareholder's ordinary shares to Continental Stock Transfer & Trust Company, GPIA's transfer agent, physically or electronically through Depository Trust Company, or DTC.

        If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. WDKN public shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $45 and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the proposed business combination is not consummated this may result in an additional cost to shareholders for the return of their shares.

        Holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact Continental Stock Transfer & Trust Company, GPIA's transfer agent, directly and instruct them to do so.

        Any request to redeem WDKN public shares, once made, may be withdrawn at any time until immediately prior to the vote on the proposed merger. Furthermore, if a holder of a public share delivers its certificate in connection with an election of its redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that GPIA instruct its transfer agent to return the certificate (physically or electronically). The holder can make such request by contacting Continental Stock Transfer & Trust Company, GPIA's transfer agent, at the address or email address listed in this proxy statement/prospectus.

        If the merger is not approved or completed for any reason, then GPIA's public shareholders who elected to exercise their redemption rights will not be entitled to redeem their shares. In such case, GPIA will promptly return any shares previously delivered by public holders.

        The closing price of GPIA ordinary shares on July 20, 2016, the most recent closing price, was $9.65. For illustrative purposes, the cash held in the trust account on March 31, 2016 was $172,842,770 or $10.02 per public share, as of March 31, 2016. Prior to exercising redemption rights, shareholders should verify the market price of GPIA ordinary shares as they may receive higher proceeds from the sale of their ordinary shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. GPIA cannot assure its shareholders that they will be able to sell their GPIA ordinary shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their shares.

        If a public shareholder exercises its redemption rights, then it will be exchanging its redeemed WDKN public shares for cash and will no longer own those WDKN public shares. You will be entitled to receive cash for WDKN public shares only if you properly exercise your right to redeem the WDKN public shares that you will hold upon the domestication no later than the close of the vote on the merger proposal, and deliver your ordinary shares (either physically or electronically) to Continental Stock Transfer & Trust Company, GPIA's transfer agent, at least two business days prior to the vote at the general meeting, and the merger is consummated.

        In order for public shareholders to exercise their redemption rights in respect of the proposed merger, public shareholders must properly exercise their right to redeem the WDKN public shares that you will hold upon the domestication no later than the close of the vote on the merger proposal and deliver their ordinary shares (either physically or electronically) to Continental Stock Transfer & Trust Company, GPIA's transfer agent, at least two business days prior to the vote at the general meeting. Therefore, the exercise of redemption rights occurs prior to the domestication. For the purposes of Article 48.3 of the amended and restated memorandum and articles of association of GPIA and the Cayman Islands Companies Law, the exercise of redemption rights shall be treated as an election to have such public shares repurchased for cash and references in this proxy statement/prospectus shall be interpreted accordingly. Immediately following the domestication and the consummation of the merger, WDKN shall satisfy the exercise of redemption rights by redeeming the WDKN public shares issued to the public shareholders that validly exercised their redemption rights.

Appraisal Rights

        Neither GPIA shareholders nor GPIA warrant holders have appraisal rights in connection with the merger or the domestication under the Cayman Islands Companies Law or under the DGCL.

Proxy Solicitation Costs

        GPIA is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone or in person. GPIA and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. GPIA will bear the cost of the solicitation.

        GPIA has hired Morrow & Co., LLC to assist in the proxy solicitation process. GPIA will pay that firm a fee of $17,500 plus disbursements. Such fee will be paid with non-trust account funds.

        GPIA will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. GPIA will reimburse them for their reasonable expenses.

GPIA Initial Shareholders

        As of the date of this proxy statement/prospectus, our Sponsor owns 4,252,500 ordinary shares, and our independent directors own an aggregate of 60,000 ordinary shares. In addition, our Sponsor owns 6,062,500 private placement warrants that were issued in a private placement that closed simultaneously with our initial public offering. Furthermore, an affiliate of our Sponsor owns 52,100 warrants that were acquired by such affiliate in the secondary market following our initial public offering.

        At any time prior to the general meeting, during a period when they are not then aware of any material nonpublic information regarding GPIA or its securities, the GPIA initial shareholders, World Kitchen or World Kitchen's equityholders and/or their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the merger proposal, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of GPIA's ordinary shares or vote their shares in favor of the merger proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that (i) holders of a majority of the shares who, being present and entitled to vote at the general meeting and who do vote, vote in favor of the merger proposal, the stock issuance proposal, the incentive plan proposal or the adjournment proposal, (ii) holders of at least two-thirds of the shares who, being present and entitled to vote at the general meeting and who do vote, vote in favor of the domestication proposal or the organizational documents proposals, and (iii) holders of no more than 30% of the outstanding GPIA ordinary shares elect to redeem their WDKN public shares in connection with the merger. Any such share purchases and other transactions may thereby increase the likelihood of obtaining shareholder approval of the business combination. This may result in the completion of our business combination that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by the GPIA initial shareholders for nominal value.

        Entering into any such arrangements may have a depressive effect on GPIA ordinary shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the general meeting.

        If such transactions are effected, the consequence could be to cause the merger to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals and would likely increase the chances that such proposals would be approved. As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. GPIA will file a Current Report on Form 8-K to disclose arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

THE MERGER PROPOSAL

        We are asking our shareholders to approve by ordinary resolution, and adopt the merger agreement and the transactions contemplated thereby. Our shareholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the merger agreement and merger agreement amendment, which are attached as Annex A-1 and Annex A-2 to this proxy statement/prospectus, respectively. Please see the subsection entitled "The Merger Agreement" below, for additional information and a summary of certain terms of the merger agreement. You are urged to read carefully the merger agreement in its entirety before voting on this proposal.

        Because we are holding a shareholder vote on the business combination, we may consummate the business combination only if it is approved by the affirmative vote of the holders of a majority of ordinary shares that are voted at the general meeting.

The Merger Agreement

        This subsection of the proxy statement/prospectus describes the material provisions of the merger agreement, but does not purport to describe all of the terms of the merger agreement. The following summary is qualified in its entirety by reference to the complete text of the merger agreement and merger agreement amendment, which are attached as Annex A-1 and Annex A-2 to this proxy statement/prospectus, respectively. You are urged to read the merger agreement in its entirety because it is the primary legal document that governs the business combination.

        The merger agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the merger agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the merger agreement. The representations, warranties and covenants in the merger agreement are also modified in part by the underlying disclosure letters, which we refer to as the "Disclosure Letters", which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the Disclosure Letters contain information that is material to an investment decision.

Structure of the Business Combination

        On April 19, 2016, GPIA, Let's Go, World Kitchen and the Holder Representative entered into the merger agreement. Pursuant to the merger agreement, among other things and in accordance with the terms and subject to the conditions of the merger agreement, Let's Go will merge with and into World Kitchen, with World Kitchen surviving and becoming a wholly-owned subsidiary of WDKN, which we refer to as the merger.

        Prior to and as a condition of the merger, GPIA will change its jurisdiction of incorporation by effecting a deregistration under Article 206 of the Cayman Islands Companies Law (2013 Revision) and a domestication under Section 388 of the Delaware General Corporation Law, pursuant to which GPIA's jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. In connection with the domestication, GPIA intends to change its name to World Kitchen Group, Inc., which is referred to as WDKN. Following the domestication, the merger is to be consummated by the merger of Let's Go (which will be a wholly-owned subsidiary of WDKN) with and into World Kitchen, with World Kitchen surviving the merger and becoming a wholly-owned subsidiary of WDKN.

Merger Consideration

        Under the merger agreement, by virtue of the merger, (i) each share of World Kitchen common stock outstanding immediately prior to the consummation of the merger (other than shares of common stock, if any, held as treasury stock which will be cancelled upon the effectiveness of the merger) shall be canceled and converted into and become the right to receive the applicable portion of the merger consideration determined in accordance with the merger agreement, and (ii) each vested or unvested unexercised time-based option, each vested or unvested unexercised performance-based option and each vested or unvested unexercised stock appreciation right shall be cancelled and converted into and become the right to receive the applicable portion of the merger consideration determined in accordance with the merger agreement. The applicable portion of the merger consideration for stock appreciation rights is payable entirely in cash.

        In accordance with the terms and subject to the conditions of the merger agreement and subject to certain adjustments set forth therein, the aggregate purchase price for the merger and related transactions is $500 million, which amount will be (i) reduced by, among other things set forth in the merger agreement, the amount of the indebtedness of World Kitchen existing on the Closing Date of the merger; and (ii) increased by, among other things set forth in the merger agreement, the cash and cash equivalents held by or on behalf of World Kitchen on the Closing Date of the merger (as adjusted in accordance with the terms of the merger agreement, the "merger consideration"). The precise amount of such adjustments is to be calculated as of the closing date and is therefore not currently known; however, based on information available to it as of the date of this proxy statement/prospectus, GPIA estimates, assuming a closing as of August 31, 2016, a downward adjustment of approximately $257,500,000. The merger consideration will be apportioned between cash and WDKN common stock valued at $10.00 per share in the proportion of 75% cash consideration and 25% stock consideration.

        This above-referenced estimated adjustment figure represents the net result of (A) a downward adjustment of approximately $264,300,000 in respect of World Kitchen's closing date indebtedness, (B) an upward adjustment of approximately $13,300,000 in respect of World Kitchen's closing date cash and cash equivalents, (C) a downward adjustment of approximately $8,000,000 in respect of World Kitchen's unpaid transaction expenses, (D) an upward adjustment of approximately $2,700,000 in respect of the SAT Bond Collateral (as defined in the merger agreement) and (E) a downward adjustment of approximately $1,300,000, in each case, rounded to the nearest hundred thousand dollars and representing GPIA's good faith estimate of such items (other than those items for which specified amounts are prescribed in the merger agreement) and based on an estimated closing date of August 31, 2016.

        The following table provides an illustrative calculation of the estimated merger consideration, assuming a closing as of March 31, 2016 and as of August 31, 2016.

(in millions)		Historical March 31, 2016	Estimated August 31, 2016
	Enterprise Offer Value	$500.0	$500.0
Less:	Estimated Closing Date Indebtedness(1)	(249.3)	(264.3)
Plus:	Estimated Closing Date Cash(2)	24.6	13.3
Less:	Estimated Closing Date Unpaid Transaction Expenses	(8.0)	(8.0)
Plus:	SAT Bond Collateral	2.7	2.7
Less:	Mexican Tax Liability Price Adjustment	(1.3)	(1.3)
Equals:	Merger Consideration	268.8	242.5
	Aggregate Stock Consideration(3)	67.2	60.6
	Aggregate Cash Consideration	201.6	181.9
Less:	Indemnification Escrow	(5.0)	(5.0)
Less:	Purchase Price Escrow	(5.0)	(5.0)
Equals:	Estimated Cash Proceeds at Closing	$191.6	$171.9
	Estimated Shares to be issued to holders of World Kitchen common stock at $10/share	6.7	6.1

*
Amounts may not sum due to rounding.

(1)
Represents actual indebtedness as of March 31, 2016 and estimate provided by World Kitchen management assuming an August 31, 2016 closing. Indebtedness fluctuates in the ordinary course of business. The estimated increase from March 31, 2016 to August 31, 2016 is based on World Kitchen's drawing on its available credit facilities to finance operations and satisfy working capital needs consistent with typical seasonality of its business.

(2)
Represents actual cash as of March 31, 2016 and estimate provided by World Kitchen management assuming an August 31, 2016 closing. The amount of cash fluctuates in the ordinary course of business. The estimated decrease from March 31, 2016 to August 31, 2016 is based on World Kitchen's anticipated cash needs to finance operations and satisfy working capital needs consistent with typical seasonality of its business.

(3)
Represents 25% of Merger Consideration.

        The cash portion of the merger consideration is also subject to (i) a purchase price escrow of $5,000,000 for any post-closing adjustments to the purchase price and (ii) an indemnification escrow for eighteen months from the date that the merger is consummated of $5,000,000 for any indemnification claims by GPIA under the merger agreement and (iii) a Holder Representative reserve of $1,000,000 for purposes of satisfying expenses of the Holder Representative. Any proceeds remaining (i) in the purchase price escrow promptly after completion of the post-closing purchase price adjustment set forth in the merger agreement, (ii) in the indemnification escrow after eighteen months following the consummation of the merger (subject to any outstanding claims), or (iii) under the Holder Representative reserve following final release of amounts in the indemnification escrow will be distributed to the holders of World Kitchen common stock, time-based options, performance-based options or stock appreciation rights who held such stock, options and rights before the consummation of the merger.

        We intend to fund the cash consideration for the business combination and to pay fees and expenses incurred in connection with the business combination with the proceeds from (i) the $50.0 million equity commitment that our Sponsor has agreed to contribute to GPIA prior to consummation of the merger (together with up to an additional $8.0 million equity commitment to fund redemptions of common stock in excess of 25% but not more than 30% of the outstanding WDKN common stock in connection with the merger), (ii) our $275.0 million Term Loan Facility, which we intend to borrow in full on the date that the merger is consummated, (iii) if necessary or desirable, up to $25.0 million that we intend to borrow under our ABL Facility on the date that the merger is consummated, (iv) cash released from the trust account upon the consummation of the business, (v) cash held by World Kitchen at the consummation of the business combination and (vi) net proceeds from the incremental equity issuances, if any. To the extent not utilized to consummate the business combination or repay the remainder of World Kitchen's existing indebtedness, the proceeds from the sources described above will be used for general corporate purposes, including, but not limited to, working capital for operations, capital expenditures and future potential acquisitions.

        Immediately following the consummation of the business combination (without taking into account any GPIA ordinary shares held by World Kitchen equityholders prior to the consummation of the business combination, and assuming (i) that our Sponsor subscribes for 5,000,000 common shares pursuant to its equity commitment at or prior to the consummation of the business combination, (ii) that WDKN issues 6,062,282 shares of WDKN common stock to the former equityholders of World Kitchen pursuant to the merger agreement and (iii) that no public shareholders exercise their redemption rights), the former equityholders of World Kitchen (other than the holders of World Kitchen's stock appreciation rights (sometimes referred to in this proxy statement/prospectus as "SARs"), who will receive only cash in respect of their applicable portion of the merger consideration) are expected to own approximately 18.6% of WDKN's common stock (or 12.8% of WDKN's common stock on a fully-diluted basis) and our current shareholders are expected to own approximately 81.4% of WDKN's common stock (or 87.2% of WDKN's common stock on a fully-diluted basis), which comprises (i) 28.6% of WDKN's common stock (or 32.5% of our common stock on a fully-diluted basis) expected to be owned by our initial shareholders and (ii) 52.9% of WDKN's common stock (or 54.7% of WDKN's common stock on a fully-diluted basis) expected to be owned by our public shareholders.

        If our public stockholders elect to redeem more than 25% but not more than 30% of the outstanding WDKN public shares in connection with the merger, then our Sponsor has agreed to purchase, on or on or prior to the date that the business combination is consummated, up to 800,000 shares of WDKN common stock for a cash purchase price of $10.00 per share to provide funds equal to the amount for which such WDKN public shares shall be redeemed excess of that 25% threshold. The subscription of up to 800,000 shares of WDKN common stock by our Sponsor would increase the relative percentage ownership of our Sponsor, and accordingly would increase the percentage ownership by the initial shareholders. Immediately following the consummation of the business combination (without taking into account any GPIA ordinary shares held by World Kitchen equityholders prior to the consummation of the business combination, and assuming (i) that WDKN issues 6,062,282 shares of WDKN common stock to the former equityholders of World Kitchen pursuant to the merger agreement, (ii) that our Sponsor subscribes for 5,800,000 common shares pursuant to its equity commitment at or prior to the consummation of the business combination and (iii) that holders of 30% of the outstanding GPIA ordinary shares elect to redeem their ordinary shares in connection with the merger), the former equityholders of World Kitchen (other than the holders of World Kitchen's SARs, who will receive only cash in respect of their applicable portion of the merger consideration) are expected to own approximately 21.4% of WDKN's common stock (or 14.1% of WDKN's common stock on a fully-diluted basis) and our current shareholders are expected to own approximately 78.6% of WDKN's common stock (or 85.9% of WDKN's common stock on a fully-diluted basis), which comprises (i) 35.7% of WDKN's common stock (or 37.6% of our common stock on a fully-diluted basis) expected to be owned by our initial shareholders and (ii) 42.9% of WDKN's common stock (or 48.3% of WDKN's common stock on a fully-diluted basis) expected to be owned by our public shareholders.

        Any incremental equity issuances to our Sponsor or its affiliates would further increase the relative percentage ownership of our Sponsor and, accordingly, would further increase the percentage ownership of the initial shareholders. Based on current assumptions underlying the sources and uses for funding the business combination, the incremental equity issuances, if any, would not result in dilution of the relative ownership interest of the non-redeeming public shareholders or the former equity holders of World Kitchen. As the amount of the incremental equity issuances, if any, is not currently known, GPIA cannot provide exact figures as to percentage ownership that may result therefrom.

Material Adverse Effect

        Under the merger agreement, certain representations and warranties of GPIA and Let's Go are qualified in whole or in part by a material adverse effect standard for the purposes of determining whether a breach of such representations and warranties has occurred. Where referred to in this proxy statement/prospectus, for the purposes of the merger agreement, a "GPIA material adverse effect" means any event, state of facts, development, circumstance, occurrence or effect that has or would reasonably be expected to, individually or in the aggregate, prevent or materially impair the ability of GPIA or Let's Go to perform its obligations under the merger agreement or to consummate the merger.

        Under the merger agreement, certain representations and warranties of World Kitchen are qualified in whole or in part by a material adverse effect standard for the purposes of determining whether a breach of such representations and warranties has occurred. Where referred to in this proxy statement/prospectus, for the purposes of the merger agreement, a "World Kitchen material adverse effect" means any event, state of facts, development, circumstance, occurrence or effect that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, properties, results of operations or financial condition of World Kitchen and its subsidiaries, taken as a whole or (ii) has or would reasonably be expected to, individually or in the aggregate, prevent or materially impair the ability of World Kitchen to perform its obligations under the merger agreement or to consummate the merger; provided, however, in respect of the preceding clause (i), that in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a "World Kitchen material adverse effect" on or in respect of World Kitchen and its subsidiaries: (a) any change in applicable laws or generally accepted accounting practice or any interpretation thereof, (b) any change in interest rates or economic, political, business or financial market conditions generally, (c) any change generally affecting any of the industries in which World Kitchen or its subsidiaries operates or the economy as a whole, including any change in commodity prices, (d) the announcement of the merger agreement or the consummation of the merger, (e) the compliance with the terms of the merger agreement or the taking of any action required by the merger agreement, (f) any natural disaster, (g) any acts of terrorism or war or the outbreak or escalation of hostilities or change in geopolitical conditions or (h) any failure of World Kitchen to meet any projections or forecasts, provided that clause (h) shall not prevent a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in a World Kitchen material adverse effect (to the extent such change or effect is not otherwise excluded from being a World Kitchen material adverse effect); or (i) any action taken (or omitted to be taken) at the request of GPIA; provided, further, that any event, state of facts, change, development, circumstance, occurrence or effect referred to in clauses (a), (b), (c), (f), or (g) above may be taken into account in determining if a World Kitchen material adverse effect has occurred to the extent it has a materially disproportionate and adverse effect on the business, assets, properties, results of operations or financial condition of World Kitchen and its subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which World Kitchen and its subsidiaries conduct their respective operations.

Closing and Effective Time of the Business Combination

        The closing of the merger will take place on the date which is two business days after the first date on which all the conditions of the obligations of GPIA, Let's Go and World Kitchen under the merger agreement have been satisfied or waived, provided that closing of the merger cannot occur until one business day after the end of a 15 business day marketing period following the delivery of the required marketing documents under the debt commitment letter.

Representations and Warranties

        The merger agreement contains representations and warranties of World Kitchen, GPIA and Let's Go, certain of which are limited by materiality and material adverse effect. See "—Material Adverse Effect" above.

        World Kitchen's representations and warranties generally relate, among other things, to corporate organization; subsidiaries; due authorization; no conflict; governmental authorities and consents; capitalization of World Kitchen and its subsidiaries; financial statements; undisclosed liabilities; litigation and proceedings; legal compliance; contracts; no defaults; benefit plans; labor relations; employees; taxes; broker's fees; insurance; licenses, permits and authorizations; machinery, equipment and other tangible property; real property; intellectual property; environmental matters; absence of changes; export controls; affiliate transactions; anti-corruption compliance; indebtedness; internal controls; product liability; information supplied; customers and suppliers; and capital expenditures.

        GPIA's and Let's Go's representations and warranties generally relate, among other things, to: corporate organization; due authorization; no conflict; litigation and proceedings; compliance with laws; SEC filings; internal controls; listing; financial statements; governmental authorities; consents; financial ability; the trust account; Investment Company Act; JOBS Act; absence of changes; no undisclosed liabilities; capitalization; broker's fees; indebtedness; solvency; surviving corporation after the merger; no outside reliance; and acquisition for investment.

Covenants

        World Kitchen, GPIA and Let's Go have each agreed to certain covenants contained in the merger agreement.

        World Kitchen, GPIA and Let's Go have each agreed, among other things, to take all actions as may reasonably be necessary or as another party may reasonably request to satisfy the conditions to closing of the merger agreement and to consummate the transaction as soon as practicable. In addition, the merger agreement contains additional covenants relating to this proxy statement/prospectus, shareholder approvals of the shareholders of GPIA, the escrow agreement and tax matters.

        World Kitchen has agreed to operate, and cause its subsidiaries to operate, its business in the ordinary course of and substantially in accordance with past practice. Without limiting the generality of the foregoing, World Kitchen has agreed not to, and to cause its subsidiaries not to, take the following actions, among others, except as permitted by the merger agreement or as consented by to GPIA:

  •
  change or amend its organizational documents;

  •
  (i) make or declare any dividend or distribution to its stockholders or make any other distributions in respect of any of World Kitchen's or any of its subsidiary's capital stock, except for dividends by any of World Kitchen's wholly-owned subsidiaries made in the ordinary course; (ii) amend any terms of any shares or series of World Kitchen's or any of its subsidiaries capital stock; or (iii) acquire any issued and outstanding share capital or other equity interests of World Kitchen or its subsidiaries;

  •
  materially adversely modify or terminate any real property leases and material contracts of the types identified in Section 4.12 of the merger agreement;

  •
  sell or otherwise dispose of any material assets or properties, except in the ordinary course of business;

  •
  acquire any ownership interest in any real property;

  •
  (i) take any action with respect to the grant of any severance, retention, change in control or termination or similar pay, except as required by law and any existing benefit plan or contract, (ii) make any material change in the key management structure of World Kitchen or any of its subsidiaries, including the hiring of additional officers or the termination of existing officers, other than in the ordinary course of business, (iii) terminate, enter into or materially amend any benefit plan, except in the ordinary course of business, (iv) increase the compensation or other remuneration of any employee, officer, director or other service provider, except in the ordinary course of business, (v) establish any trust or take any other action to secure the payment of any compensation, or (vi) take any action to accelerate the time of payment or vesting any compensation or benefit;

  •
  acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof;

  •
  make any material loans or material advances to any person, except for advances to employees or officers of World Kitchen or any of its subsidiaries for expenses incurred in the ordinary course of business;

  •
  except as required by applicable law, (i) make a material change to any tax or accounting methods, (ii) make, revoke or amend any material tax election, (iii) enter into any closing agreement, (iv) settle or compromise any material tax liability of World Kitchen or any of its subsidiaries, (v) make or surrender any right to claim a refund of taxes or (vi) consent to any waiver or extension of the statute of limitations applicable to any material taxes or any tax return;

  •
  incur or assume any indebtedness or guarantee any indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of World Kitchen or any subsidiary or guaranty any debt securities of another person, other than any indebtedness or guarantee (i) incurred in the ordinary course of business or (ii) incurred between World Kitchen and any of its wholly-owned subsidiaries or between any of such wholly-owned subsidiaries;

  •
  discharge any secured or unsecured obligation or liability (whether accrued, absolute, contingent or otherwise) which individually or in the aggregate exceed $500,000, except as otherwise contemplated by the merger agreement;

  •
  issue any additional shares of common stock or securities exercisable for or convertible into common stock other than in connection with the exercise of options outstanding on the date of the merger agreement or grant any additional stock appreciation rights with respect to common stock not outstanding on such date;

  •
  form or cause to be formed any new subsidiary of World Kitchen;

  •
  waive, release, assign, settle, compromise or otherwise resolve any material investigation, claim (excluding customer claims in the ordinary course of business that have not resulted in litigation), or other legal proceedings, except where such action involves only the payment of monetary damages;

  •
  grant or acquire, agree to grant to or acquire from any person, or dispose of, abandon or permit to lapse any rights to any material intellectual property and, other than in the ordinary course of business and pursuant to a customary non-disclosure or non-use agreement, disclose or agree to disclose to any person any trade secret or any other material confidential or proprietary know-how or process;

  •
  make or commit to make capital expenditures in excess of amounts as disclosed by World Kitchen to GPIA pursuant to the merger agreement;

  •
  enter into any collective bargaining agreement or similar agreement;

  •
  (i) limit the right of World Kitchen or any of its subsidiaries to engage in any line of business or in any geographic area, to develop, market, sell or distribute products or services, or to compete with any person or (ii) grant any exclusive distribution or similar rights to any person; and

  •
  pay accounts payable prior to the stated maturity (other than for a valid and legitimate business reason) or discharge any obligor from its obligations under any account receivable other than upon payment in full of all amounts payable thereunder (other than for a valid and legitimate business reason).

        In addition, World Kitchen has also agreed:

  •
  subject to applicable confidentiality and privilege restrictions, that World Kitchen shall afford GPIA access its books, contracts, commitments, tax returns, records, financial and operating data, officers and employers as may be reasonably requested;

  •
  to certain covenants in relation to the obtaining of consent of World Kitchen stockholders in relation to the merger and providing notice to its stockholders;

  •
  to certain covenants in relation to required antitrust filings and approvals;

  •
  to use reasonable efforts to cooperate in relation to the debt financing being arranged by GPIA in relation to the business combination;

  •
  not to solicit any acquisition proposals for World Kitchen or agree to enter into any acquisition transaction involving World Kitchen;

  •
  to deliver a FIRPTA certificate and form of notice to the IRS; and

  •
  to prepare and deliver certain financial statements to GPIA.

        GPIA has agreed, among other things, to:

  •
  take certain actions in relation to antitrust notification and reporting requirements in connection with the merger and to cooperate in good faith with antitrust authorities in connection with the merger;

  •
  provide customary indemnities in relation to the present and former directors and officers of World Kitchen and its subsidiaries in relation to certain matters, and that World Kitchen shall obtain "tail" directors' and officers' liability insurance;

  •
  provide certain severance benefits and protections in relation to continuing employees and to provide credit to continuing employees in relation to any benefit plan;

  •
  use reasonable efforts to arrange and obtain the debt financing on the terms and conditions described in the debt commitment letter, including using reasonable best efforts to satisfy the conditions of the debt commitment letter, to maintain the debt commitment letter in effect until the merger is consummated, to negotiate definitive agreements in respect of the debt financing and to consummate the debt financing at the consummation of the merger;

  •
  use its reasonable best efforts to obtain approval from NASDAQ for the listing of the WDKN common stock to be issued in connection with the merger;

  •
  not to solicit any business combination proposals for GPIA or agree to enter into any business combination other than the merger with World Kitchen;

  •
  to nominate Stephen Wertheimer as the Nominee Director of the Principal Stockholders to serve as a director on our board of directors from the first business day after consummation of the merger for a period of not less than one year and not to take any action to remove Stephen Wertheimer as a director unless W Capital ceases to hold such number of shares of WDKN common stock that W Capital was issued in connection with the consummation of the merger; and

  •
  without limiting the generality of the foregoing, not to, and to cause its subsidiaries not to, take the following actions, among others, except as permitted by the merger agreement or as consented by to World Kitchen:

  •
  change or amend its organizational documents;

  •
  (i) make or declare any dividend or distribution to its shareholders or make any other distributions in respect of any of GPIA's or any of its subsidiary's capital stock, except for dividends by any of GPIA's wholly-owned subsidiaries made in the ordinary course; (ii) amend any terms of any shares or series of GPIA's or any of its subsidiaries capital stock; or (iii) acquire any issued and outstanding share capital or other equity interests of GPIA or its subsidiaries other than the redemption of the shares of public shareholders who elect to redeem the WDKN public shares that they will receive upon the domestication in connection with the merger;

  •
  incur or assume any indebtedness or guarantee any indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of GPIA or any subsidiary or guaranty any debt securities of another person, other than any indebtedness or guarantee (i) incurred in the ordinary course of business or (ii) incurred between GPIA and any of its wholly-owned subsidiaries or between any of such wholly-owned subsidiaries; and

  •
  (i) issue any securities of GPIA or any securities convertible into securities of GPIA, other than pursuant to the equity commitment letter or (ii) grant any options, warrants or stock appreciation rights in respect of securities of GPIA.

Conditions to Closing of the Merger

General Conditions

        GPIA's, Let's Go's and World Kitchen's obligations to consummate the transactions contemplated by the merger agreement are conditioned upon, among other things:

  •
  the proposals to be voted on by the shareholders of GPIA at the general meeting having been duly approved and adopted by the GPIA shareholders by the requisite vote;

  •
  the registration statement to which this proxy statement/prospectus forms a part being declared effective and no stop order suspending the effectiveness of such registration statement being issued and no proceeding initiated or threatened by the SEC and not withdrawn.

  •
  expiration of all applicable waiting periods under the HSR Act, which expiration occurred on May 10, 2016;

  •
  all other material permits, approvals, clearances, and consents of or filings with any antitrust authorities required to be procured or made by GPIA, Let's Go and World Kitchen in connection with the merger and the transactions contemplated by the merger agreement having been procured or made;

  •
  there being no governmental order, statute, rule or regulation enjoining or prohibiting the consummation of the merger;

  •
  there being no pending legal proceedings by any governmental entity seeking to restrain or prohibit the consummation of the merger or any other transaction contemplated thereby;

  •
  holders of at least 60% of the outstanding GPIA ordinary shares having approved the merger agreement and the merger;

  •
  holders of not more than 30% of the outstanding GPIA ordinary shares shall have elected to redeem for cash the WDKN public shares that they will have received upon the domestication in connection with the merger; and

  •
  following payment by WDKN to its stockholders who have validly elected to have their WDKN public shares redeemed for cash in connection with the merger, the amount of immediately available cash in the trust account shall be no less than $122,000,000; provided, however, that in the event of a Threshold Event, and then only if (x) the aggregate proceeds received by GPIA in respect of any or all incremental equity issuances is equal to or greater than the Excess Amount and (y) the entire $58 million of the Equity Financing from our Sponsor as contemplated under the equity commitment has been funded, each of the parties to the merger agreement shall be automatically deemed to have waived satisfaction of this condition and the immediately preceding condition relating to redemptions exceeding the 30% level contemplated by the merger agreement.

GPIA's and Let's Go's Conditions to Closing

        In addition, each of GPIA's and Let's Go's obligations to consummate the transactions contemplated by the merger agreement are conditioned upon, among other things:

  •
  the Principal Stockholders and the Lock-up Stockholders having executed and delivered the stockholder letter agreement;

  •
  certain specified fundamental representations and warranties of World Kitchen being true and correct in all material respects (or, in respect of representations in relation to capitalization, being true and correct in all but de minimis respects) as of the date that the merger is consummated (except to the extent expressly made as of an earlier date, in which case as of such earlier date);

  •
  all other representations and warranties of World Kitchen being true and correct (without giving effect to any limitation as to materiality, material adverse effect or World Kitchen material adverse effect) as of the date that the merger is consummated (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except for any inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a World Kitchen material adverse effect;

  •
  each of the covenants of World Kitchen in the merger agreement to be performed as of or prior to the consummation of the merger having been performed in all material respects;

  •
  World Kitchen having delivered, on the date that the merger is consummated, a closing certificate signed by an officer of World Kitchen in relation to the satisfaction of certain conditions;

  •
  the escrow agreement in relation to the adjustment and indemnification escrow amounts having been duly executed by all parties other than GPIA and Let's Go; and

  •
  since the date of the merger agreement through the date that the merger is consummated, there having been no material adverse effect on World Kitchen and its subsidiaries, taken as a whole, or event preventing or materially impairing the ability of World Kitchen to consummate the merger.

World Kitchen's Conditions to Closing

        The obligations of World Kitchen to consummate the transactions contemplated by the merger agreement also are conditioned upon, among other things:

  •
  certain specified fundamental representations and warranties of GPIA being true and correct in all material respects (or, in respect of representations in relation to the trust account and brokers fees, being true and correct in all but de minimis respects) as of the date that the merger is consummated (except to the extent expressly made as of an earlier date, in which case as of such earlier date);

  •
  all other representations and warranties of GPIA being true and correct (without giving effect to any limitation as to materiality, material adverse effect or GPIA material adverse effect) as of the date that the merger is consummated (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except for any inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a GPIA material adverse effect;

  •
  each of the covenants of GPIA in the merger agreement to be performed as of or prior to the consummation of the merger having been performed in all material respects;

  •
  GPIA having delivered, on the date that the merger is consummated, a closing certificate signed by an officer of GPIA in relation to the satisfaction of certain conditions;

  •
  the escrow agreement in relation to the adjustment and indemnification escrow amounts having been duly executed by all parties other than World Kitchen and the Holder Representative; and

  •
  since the date of the merger agreement through to the date that the merger is consummated, there having been no GPIA material adverse effect;

  •
  shares of WDKN common stock to be issued in connection with the merger having been approved for listing on NASDAQ, subject to official notice from NASDAQ of such issuance;

  •
  the Nominee Director having been nominated for election to serve on the board of directors of WDKN for one year commencing on the first business day after consummation of the merger, subject to such action not being in violation of the fiduciary duties of the members of GPIA's board to GPIA; and

  •
  GPIA having made all necessary and appropriate arrangements with Continental Stock Transfer & Trust Company, as trustee of the trust account, to have all of the funds contained in the trust account disbursed to WDKN immediately prior to the consummation of the merger, and all such funds released from the trust account being available to WDKN for payment of the aggregate cash consideration payable in connection with the merger and the payment of GPIA's and WDKN's fees and expenses incurred in connection with the merger agreement and related transactions.

Holder Representative

        Pursuant to the merger agreement, the Holder Representative has been designated to act on behalf of holders of World Kitchen's common stock and options granted under World Kitchen incentive plans that were held prior to consummation of the merger. The Holder Representative has full power, authority and discretion to (i) estimate, determine the amounts of, and pay, the expenses incurred by the Holder Representative pursuant to the merger agreement; (ii) after consummation of the merger, negotiate and enter into any amendments to the merger agreement that the parties thereto may seek to make; (iii) preside over any tax disputes; and (iv) administer the release and disbursement of the indemnification escrow funds to the former holders of World Kitchen's common stock and options granted under World Kitchen's incentive plans prior to consummation of the merger.

Waiver

        Any party to the merger agreement may, at any time prior to the consummation of the merger, waive any of the terms or conditions of the merger agreement or agree to an amendment or modification to the merger agreement by an agreement in writing.

        The existence of financial and personal interests of the directors may result in a conflict of interest on the part of one or more of them between what he may believe is best for GPIA and what he may believe is best in determining whether or not to grant a waiver in a specific situation.

Termination

        The merger agreement may be terminated at any time, but not later than the consummation of the merger, as follows:

  •
  by written consent of World Kitchen and GPIA;

  •
  by either World Kitchen or GPIA if any governmental authority in the United States shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and non-appealable and has the effect of making consummation of the merger illegal or otherwise preventing or prohibiting consummation of the merger;

  •
  by either World Kitchen or GPIA if the proposals to be voted on by the shareholders of GPIA at the general meeting are not duly approved and adopted by the GPIA shareholders by the requisite vote at the general meeting or at any adjournment thereof;

  •
  prior to the consummation of the merger, by written notice to World Kitchen from GPIA if:

  (i)
  there is any material breach of any representation, warranty, covenant or agreement of World Kitchen (and World Kitchen has not cured such breach within 20 days of receiving notice of such breach from GPIA), such that the relevant conditions to the consummation of the merger would not be satisfied;

  (ii)
  the consummation of any of the transactions contemplated by the merger agreement is permanently enjoined, prohibited or otherwise restrained or made illegal by the terms of a final, non-appealable order or judgment of a court of competent jurisdiction; or

  (iii)
  the merger has not been consummated on or before September 20, 2016 (the "End Date"), unless the willful breach by GPIA of the merger agreement is the primary reason for the consummation of the merger not occurring on or before such date; provided, that GPIA or World Kitchen may unilaterally extend the End Date until a date no later than November 16, 2016, in the event that certain specified conditions remain to be satisfied;

  •
  prior to consummation of the merger, by written notice to GPIA from World Kitchen if:

  (i)
  there is any material breach of any representation, warranty, covenant or agreement of GPIA (and GPIA has not cured such breach within 20 days of receiving notice of such breach from World Kitchen), such that the relevant conditions to the consummation of the merger would not be satisfied;

  (ii)
  the merger shall not have been consummated on the second business day after all of the conditions to the merger (other than conditions to be satisfied at consummation of the merger) and two business days' notice has been given to GPIA by World Kitchen;

    (iii)
    the merger has not been consummated on or before the End Date (as may be extended as described above) , unless the willful breach by World Kitchen of the merger agreement is the primary reason for the closing not occurring on or before such date, or

    (iv)
    the consummation of any of the transactions contemplated by the merger agreement is permanently enjoined, prohibited or otherwise restrained or made illegal by the terms of a final, non-appealable order or judgment of a court of competent jurisdiction.

Effect of Termination

        In the event of proper termination by either GPIA or World Kitchen, the merger agreement will be of no further force or effect and the merger will be abandoned, except that, among other things:

  •
  the obligation of each party to pay fees and expenses incurred by such party in connection with the merger agreement will survive;

  •
  the obligations of GPIA and World Kitchen set forth in the confidentiality agreement dated as of November 16, 2015, between GPIA and World Kitchen will survive; and

  •
  each party's liability for breach of any covenant in the merger agreement or willful and material breach of any of its representations and warranties in the merger agreement prior to such termination will survive.

Survival of Representations, Warranties and Covenants; Indemnification; Escrowed Merger Consideration

        The representations, warranties and covenants of the parties contained in the merger agreement shall survive the consummation of the merger and shall continue in full force and effect for 18 months following consummation of the merger, provided that any covenant that, by its terms, provides for performance following the consummation of the merger shall survive until such covenant is performed.

        The merger agreement contains customary indemnification obligations in favor of WDKN and its subsidiaries with respect to breaches of the representations, warranties or covenants and with respect to any legal proceedings commenced by any person that held World Kitchen common stock, time-based options, performance-based options or stock appreciation rights before the consummation of the merger.

        WDKN and its subsidiaries shall be entitled to indemnification from the indemnity escrow for 18 months from the date the merger is consummated of $5,000,000 for any indemnification claims by WDKN under the merger agreement. Other than for indemnification relating to taxes or certain fundamental representations, WDKN and its subsidiaries shall not be entitled to indemnification for any breach of any representation or warranty made by World Kitchen in the merger agreement or the closing certificate unless and until damages exceed both a per claim amount and a $500,000 threshold for all claims (excluding amounts below the per claim amount). In addition, WDKN and its subsidiaries shall also be entitled to indemnification pursuant to coverage under a representation and warranty insurance policy put in place in connection with the merger agreement. The representation and warranty insurance policy has a coverage period running for three years from the consummation of the merger, except that the coverage period in respect of breaches of certain fundamental representations is the earlier of the expiration of the applicable statute of limitations and six years from the consummation of the merger.

Fees and Expenses

        All fees and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expenses, except that, among other things (i) in the event that the transactions contemplated by the merger agreement are not consummated, GPIA or WDKN, as the case may be, shall pay all fees and expenses relating to the debt financing, and (ii) expenses incurred by the Holder Representative shall be paid out of the funds paid to the Holder Representative under the merger agreement (unless the transactions contemplated by the merger agreement are not consummated, in which case World Kitchen shall reimburse the Holder Representative for such expenses).

Amendments

        The merger agreement may be amended by the parties thereto at any time prior to the closing of the mergers by execution of an instrument in writing signed on behalf of each of the parties, provided that certain provisions of the merger agreement may not be amended, modified, supplemented or waived in a manner that is adverse in any material respect to the lenders providing financing under the debt financing or our Sponsor providing its equity commitment, without prior written consent of the lenders or Sponsor, as the case may be.

Governing Law; Consent to Jurisdiction

        The merger agreement is governed by and construed in accordance with the law of the state of Delaware.

        With respect to any proceeding or action based upon, arising out of or related to the merger agreement or the transactions contemplated by the merger agreement, each party irrevocably submits to the exclusive jurisdiction of Court of Chancery of the State of Delaware (or, to the extent such Court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware in respect of any action, suit or proceeding arising in connection with the merger agreement, and agrees that any action, suit or proceeding may be brought only in such court.

Related Agreements

Stockholder Letter Agreement

        We have entered into a stockholder letter agreement dated April 19, 2016, with the Principal Stockholders and the Lock-up Stockholders. Pursuant to the stockholder letter agreement, the Principal Stockholders and the Lock-up Stockholders have agreed not to transfer or otherwise dispose of any shares of WDKN common stock that they receive upon consummation of the merger for a period of 12 months from the consummation of the merger (the "lock-up period"). The stockholder letter agreement provides that such restriction on transfers shall not apply to (i) certain permitted transfers, including (a) to WDKN's and our Sponsor's affiliates and officers and directors and their family members or to any other Principal Stockholders or Lock-up Stockholders, (b) to family members, trusts or charities of individual holders, (c) in connection with transfers by distribution and death of an individual, (d) transfers to certain affiliates or stockholders of Principal Stockholders or Lock-up Stockholders, (e) transfers with the consent of WDKN, (f) as a bone fide gift, (g) to establish a Rule 10b5-1 trading plan under the Exchange Act that does not provide for transfers of WDKN shares during the lock-up period and (h) in connection with certain pledges by Oaktree Capital. In addition, during the period between the day following the date that is the six months from the consummation of the merger until the expiry of the lock-up period, the Principal Stockholders and the Lock-up Stockholders may transfer or otherwise dispose of shares of WDKN common stock if the 20 trading day volume weighted average price of WDKN common stock exceeds $12.00 per share.

        Following consummation of the merger, the Principal Stockholders and the Lock-up Stockholders are expected to hold 11.6% and 1.1%, respectively, of the outstanding WDKN common stock (or 8.0% and 0.8%, respectively, of WDKN's common stock on a fully-diluted basis).

        In addition, the stockholder letter agreement provides for "piggyback" registration rights that apply during the lock-up period. If we propose to file a registration statement with the SEC in connection with an underwritten offer in which our Sponsor or any affiliate of our Sponsor is participating, then the Principal Stockholders and Lock-up Stockholders shall be entitled to notify us that they wish to participate in such registration. Pursuant to the stockholder letter agreement, we would then be required to amend the existing registration rights agreement to add such Principal Stockholders and/or Lock-up Stockholders as parties thereto for the purposes of such "piggyback" registration. Such Principal Stockholders and/or Lock-up Stockholders would participate in any such "piggyback" registration pro rata with us and our Sponsor.

        Furthermore, the stockholder letter agreement provides for secondary shelf registration rights that apply until the third anniversary of the consummation of the merger. During that period, if WDKN proposes to file a short-form registration statement on Form S-3 under the Securities Act for a secondary offering or resale of WDKN shares in which our Sponsor or any affiliate of our Sponsor is participating, then the Principal Stockholders and Lock-up Stockholders shall be entitled to notify us that they wish to participate in such registration and they would participate in any such secondary shelf registration pro rata with us and our Sponsor.

        The stockholder letter agreement further provides that if W Capital disposes of any of the shares of WDKN common stock that it received in connection with the consummation of the merger, then the W Capital Nominee Director shall deliver his or her registration to our board of directors (which may choose whether or not to accept such registration). If that resignation is accepted, then W Capital shall no longer be entitled to have a nominee as a director on our board of directors.

Non-Disclosure Agreement

        On November 16, 2015, we entered into a non-disclosure agreement with World Kitchen, the provisions of which agreement survived the execution of the merger agreement and shall also survive if the merger agreement is terminated. The non-disclosure agreement provides for confidentiality obligations owed by GPIA to World Kitchen in relation to the information disclosed by or on behalf of World Kitchen in connection with the proposed business combination. The non-disclosure agreement also contains provisions relating to the non-solicitation of World Kitchen's employees, clients and customers that are binding on GPIA for a period of two years from the date of the non-disclosure agreement.

Equity Commitment Letter

        We have entered into an equity commitment letter with our Sponsor dated April 19, 2016 (the "equity commitment"). Pursuant to the equity commitment letter, our Sponsor has agreed to purchase, on or prior to the date that the business combination is consummated, 5,000,000 shares of WDKN common stock for a cash purchase price of $10.00 per share of common stock. In addition, if our public stockholders elect to redeem more than 25% but not more than 30% of the outstanding WDKN common stock in connection with the merger, then our Sponsor has agreed to purchase, on or prior to the date that the business combination is consummated, up to 800,000 shares of WDKN common stock for a cash purchase price of $10.00 per share to provide funds equal to the amount for which such WDKN public shares shall be redeemed in excess of that 25% threshold. The purpose of our Sponsor's equity commitment is to provide a portion of the financing required for the transactions contemplated by the merger agreement. The WDKN common stock issued pursuant to the equity commitment letter shall constitute registrable securities under the registration rights agreement. Pursuant to the terms of the equity commitment letter, our Sponsor may allocate all or a portion of its obligations under the equity commitment letter to one or more persons who commit to invest in the business combination, but such allocation shall not relieve our Sponsor of its obligations thereunder.

        Our Sponsor's obligations under the equity commitment letter are subject to the following conditions:

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  execution of the merger agreement by the parties thereto and all related agreements required by the merger agreement;

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  satisfaction in full or waiver by WDKN and Let's Go (with our Sponsor's prior written consent) of each of the conditions to the obligations of WDKN and Let's Go to consummate the transactions contemplated by the merger agreement;

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  confirmation by World Kitchen that all conditions in the merger agreement that are for the benefit of World Kitchen have satisfied or have been waived by World Kitchen;

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  the debt financing (or any alternative financing) having been consummated, or being consummated substantially concurrently with the payment required under the equity commitment;

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  consummation of the merger and the transactions contemplated by the merger agreement substantially concurrently with the payment required under the equity commitment.

        The equity commitment letter terminates automatically upon the earliest to occur of (a) the consummation of the business combination, (b) the date that the merger agreement is validly terminated pursuant to its terms and (c) except as specified in the equity commitment letter, the date that World Kitchen or any of its affiliates, or any holder of securities of World Kitchen prior the consummation of the business combination asserts or files any legal action with respect to the merger or any transaction contemplated by the merger agreement.

Debt Commitment Letter

        We have entered into a debt commitment letter with Citigroup Global Markets Inc., Bank of Montreal and BMO Capital Markets Corp., as joint lead arrangers and bookmanagers, dated April 19, 2016, pursuant to which the lead arrangers have committed to provide debt financing to Let's Go and, following consummation of the business combination, World Kitchen, in the form of a $100.0 million ABL Facility and a $275.0 million Term Loan Facility. The lead arrangers have the right to syndicate the debt facilities. The proceeds of the Term Loan Facility and up to $25 million of the ABL Facility, together with the proceeds of the equity contribution required to be made to WDKN pursuant to the equity commitment letter as described above, are expected to be used to (a) fund the cash consideration payable to the equityholders of World Kitchen pursuant to the merger agreement, (b) pay fees, commissions and expenses in connection with the business combination and the debt financing and equity financing and (c) repay all amounts owing under World Kitchen's existing credit agreement and to repay certain other indebtedness of World Kitchen and its subsidiaries, except that the promissory note executed in connection with the closure of a distribution center in Monee, IL in the amount of $4.3 million will remain outstanding after consummation of the merger. In addition, the ABL Facility will be available after closing to fund working capital requirements of World Kitchen following consummation of the business combination.

        The debt commitment letter provides that the availability of the debt financing is subject to cash common equity investments having been made to WDKN (the "equity investments") that, when combined with investments rolled over by the management and certain existing equityholders of World Kitchen (capped at 25% of the equity investments), equals at least 45% of the aggregate of the gross proceeds borrowed on the date that the business combination is consummated plus the amount of such aforementioned contribution.

        Let's Go will initially be the borrower under the debt financing to be provided at the closing of the business combination, and World Kitchen will assume the obligations under the debt financing as the borrower following the closing of the business combination. In addition, certain wholly-owned restricted subsidiaries with assets included in the borrowing base of the ABL Facility will be borrowers under the ABL Facility. The debt financing will be guaranteed by WDKN (as the debt financing is expected to be entered into following the domestication to Delaware) and the debt financing will be guaranteed, on a joint and several basis, by certain of World Kitchen's direct or indirect wholly-owned subsidiaries that exist at the time that the debt financing is entered into or that are subsequently acquired or organized. The obligations of the borrowers and guarantors under the debt facilities will be secured by a lien on substantially all of the U.S. and Canadian assets of the borrowers and the guarantors (provided that Canadian assets will not secure the obligations of the U.S. entities). The secured parties under the ABL Facility will have a first-priority lien on the assets comprising the borrowing base (the "ABL priority collateral") and a second-priority lien on all other assets constituting collateral (the "non-ABL priority collateral"), and the secured parties under the Term Loan Facility will have a first-priority lien on the non-ABL priority collateral and a second-priority lien on the ABL priority collateral. The security to be provided under the debt financing will comprise substantially all of the assets of World Kitchen.

        The aggregate principal amount available to borrow under the ABL Facility will be equal to the lesser of the outstanding commitments and a borrowing base that limits borrowing capacity to established percentages of the assets comprising the borrowing base (i.e., eligible accounts receivable, finished inventory and work-in-process inventory). Both U.S. and Canadian assets may count towards the borrowing base and, to the extent of any Canadian assets, a sub facility (to be capped at an amount to be agreed) available in U.S. dollars and Canadian dollars will be made available to certain Canadian subsidiaries of World Kitchen. On the date that the business combination is consummated, up to $25 million may be borrowed under the ABL Facility to be used towards financing the consummation of the business combination and related expenses and the borrowing base will be deemed to be $50 million. In addition, letters of credit may be issued under the ABL Facility on the date that the business combination is consummated in order to backstop or replace existing letters of credit that are no longer available on that date. After the business combination is consummated, the full aggregate principal amount of the ABL Facility will be available to borrow, subject to the borrowing base limits. As of April 3, 2016, we estimate that our borrowing capacity under the ABL Facility would have been approximately $69.8 million.

        On the date that the business combination is consummated, we currently expect to borrow $275 million in aggregate principal amount under the Term Loan Facility and $25 million in aggregate principal amount under the ABL Facility. GPIA has not determined whether it expects to borrow any additional funds under the ABL Facility following consummation of the business combination.

        The debt commitment letter provides that the borrowers under the ABL Facility shall have the right to obtain from existing or additional lenders increases of the ABL Facility in an aggregate principal amount of up to $50 million on the same terms as, and pursuant to, the definitive debt agreements in respect of the ABL Facility. Such incremental facility is uncommitted. The debt commitment letter also provides that the borrower under the Term Loan Facility shall have the right to obtain, from existing or additional lenders, increases of the Term Loan Facility in an aggregate principal amount of up to the sum of (x) $70 million plus (y) an unlimited amount subject to pro forma compliance with a maximum specified first lien net leverage ratio on the same terms (other than with respect to pricing, amortization, prepayment and maturity) as the Term Loan Facility or on other terms reasonably acceptable to the Term Loan Facility administrative agent. Such incremental facility is uncommitted.

        The debt commitment letter provides that the ABL Facility will bear interest, at the relevant borrower's election, at an adjusted London Interbank Offer Rate (referred to as "LIBOR") (or a customary equivalent rate for loans in Canadian dollars) plus an applicable margin per annum or alternate base rate (or a customary equivalent rate for loans in Canadian dollars) plus an applicable margin per annum. Each of the applicable margins for the ABL Facility will be a rate per annum related to the excess availability under the ABL Facility (i.e. the degree to which the ABL Facility is utilized). The debt commitment letter provides that the Term Loan Facility will bear interest at, at the borrower's election, LIBOR plus an applicable margin per annum or base rate determined in accordance with the provisions of the debt commitment letter plus an applicable margin per annum. Each of the applicable margins for the Term Loan Facility will be a fixed rate per annum as set forth in the debt commitment letter. In each case, the interest rate provisions of the debt commitment letter are subject to "flex" provisions contained in the fee letter referenced in the debt commitment letter.

        The ABL Facility will mature and terminate on the fifth anniversary of the consummation of the business combination. The term loan will mature on the seventh anniversary of the consummation of the business combination and will amortize in equal quarterly installments in an annual aggregate amount equal to 1.0% of the original principal amount of the Term Loan Facility, with the balance payable on the maturity date of the Term Loan Facility. The debt commitment letter provides that in the event that drawings under the ABL Facility together with any outstanding letters of credit exceed the lesser of the available commitments under the ABL Facility and the borrowing base in effect from time to time, then the borrowers under the ABL Facility would be required to mandatorily prepay outstanding borrowings and cash collateralize letters of credit in an amount equal to such excess. The debt commitment letter provides that the Term Loan Facility shall be mandatorily prepayable to the extent of net proceeds received from certain asset sales, net proceeds received from certain issuances of debt or disqualified preferred stock, net proceeds received from certain casualty and condemnation proceeds and, commencing with the fiscal year ending December 31, 2017, with specified proportions of excess cash flow determined according to leverage.

        The debt commitment letter provides that the ABL Facility will be subject to (in each case, consistent with the specified documentation standards) (a) certain representations, warranties, affirmative covenants and events of default consistent with specified documentation standards, (b) certain negative covenants, including, among others, limitations on liens, limitations on prepayments of unsecured indebtedness, the absence of "builder" or leverage-based baskets and certifications relating to the borrowing base, and (c) a financial covenant that applies once the excess availability of the facility reduces to a specified level, which financial covenant would require WDKN to maintain a fixed charge coverage ratio of not less than 1:1.

        The debt commitment letter provides that the Term Loan Facility will be subject to (in each case, consistent with the specified documentation standards) (a) certain representations, warranties, affirmative covenants and events of default consistent with specified documentation standards, (b) certain negative covenants, including, among others, limitations on asset dispositions, changes in business and ownership, mergers and acquisitions, dividends, stock repurchases and restricted payments, indebtedness, loans and investments, liens, transactions with affiliates and payment restrictions affecting subsidiaries, and (c) a financial covenant specifying a maximum total net leverage ratio.

        The debt commitment letter terminates automatically upon the earliest to occur of (a) the execution of definitive debt agreements in respect of the debt financing, (b) the consummation of the business combination, (c) 11:59 p.m., New York City time, on August 19, 2016, (d) the date upon which Let's Go terminates the debt commitment letter and (e) the date that the merger agreement is terminated.

        The debt financing is subject to certain closing conditions, including without limitation:

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  the execution and delivery of definitive debt agreements in respect of the debt financing contemplated by the debt commitment letter;

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  except as contemplated by the merger agreement, since December 31, 2015, there having been no material adverse effect on World Kitchen or event preventing or materially impairing the ability of World Kitchen to consummate the merger as such term is used in the merger agreement (see "—The Merger Agreement—Material Adverse Effect" above);

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  there shall not have occurred any event, state of facts, development, circumstance, occurrence or effect that (a) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, properties, results of operations or financial condition of World Kitchen and its subsidiaries, taken as a whole, or (b) has or would reasonably be expected to, individually or in the aggregate, prevent or materially impair the ability of World Kitchen to perform its obligations under the merger agreement or to consummate the business combination;

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  the accuracy of certain representations and warranties in the merger agreement and in the definitive debt agreement in respect of the debt financing, certain of which are qualified by materiality;

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  the business combination shall have been consummated substantially and simultaneously with the initial borrowing under the debt financing in accordance with the merger agreement, without any modification, waiver or amendment to the merger agreement having been agreed to by GPIA in a manner that is adverse in any material respects to the lenders under the debt facilities unless such modification, waiver or amendment has been consented to by lead arrangers of the debt financing;

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  the required equity contribution referred to above having been consummated, or being consummated substantially concurrently with the initial borrowing of the debt facilities;

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  the repayment of all amounts owing under World Kitchen's existing credit agreement and the repayment of indebtedness of World Kitchen and its subsidiaries, provided that the promissory note executed in connection with the closure of a distribution center in Monee, IL in the amount of approximately $4.3 million will remain outstanding after consummation of the merger having taken place, or taking place substantially concurrently with the initial borrowing of the debt facilities;

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  the delivery of certain historical financial statements of World Kitchen and its subsidiaries and certain pro forma financial statements of WDKN giving effect to the business combination and related transactions;

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  the delivery of certain customary borrowing requests and closing documents including legal opinions and solvency certificates and the delivery of certain documents and instruments required to create or perfect relevant security interests in connection with the debt financing;

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  the payment of all fees, costs and expenses in connection with the debt financing that are due to be paid on the date that the business combination is consummated; and

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  the expiration of a 15 consecutive business day period following the delivery of certain marketing materials in respect of the debt financing contemplated by the debt commitment letter.

        There is a risk that one or more of the conditions to the debt financing will not be satisfied and that the debt facilities may not be funded when required. The definitive debt agreements in respect of the debt financing contemplated by the debt commitment letter have not been finalized and, accordingly, the actual terms of the debt financing may differ from those described in this proxy statement/prospectus.

        The merger agreement provides that if any portion of the debt financing becomes unavailable on the terms and conditions contemplated by the debt commitment letter, GPIA and Let's Go are required to use their reasonable best efforts to arrange and obtain alternative financing in an amount sufficient (when added to the portion of the debt financing that is available and other available funds) to consummate the transactions contemplated by the merger agreement as promptly as practicable following the occurrence of such event on terms not materially less favorable to GPIA, Let's Go, affiliates of GPIA and Let's Go and World Kitchen than those in the debt commitment letter (including the "flex" provisions contained in the fee letter referenced in the debt commitment letter). As of the date of this proxy statement/prospectus, no alternative financing arrangements or alternative financing plans have been made in the event the debt financing is not available as anticipated. Except as described in this proxy statement/prospectus, there is no plan or arrangement regarding the refinancing or repayment of the debt financing.

Merger Agreement Amendment

        On July 28, 2016, GPIA, Let's Go, World Kitchen, the Holder Representative and, for the limited purposes set forth therein, certain stockholders of World Kitchen entered into the merger agreement amendment to provide for, among other things: (i) the incremental equity issuances, if any, and limitations thereto; (ii) the waiver of certain closing conditions in the event of a Threshold Event, under certain circumstances; and (iii) GPIA's consent to certain corporate restructuring actions by World Kitchen and treatment of certain liabilities related thereto.

        The parties to the merger agreement have subsequently agreed, pursuant to the merger agreement amendment, that GPIA has the right to sell or issue (or enter into an agreement to sell or issue, as applicable) GPIA common shares, at a price of $10.00 per share, to any such person(s) or entities, including our Sponsor, any WKI pre-closing holder, each of their respective affiliates and/or unrelated third parties, with whom GPIA may enter into an agreement(s) in respect of the foregoing, that are incremental to any sale or issuance of GPIA common shares or WDKN common stock, as applicable, pursuant to the equity commitment or the merger agreement; provided that in no event shall such incremental equity issuances (i) exceed $115,000,000 in the aggregate or (ii) result in more than $43,000,000 of available cash on the consolidated balance sheet of GPIA, after giving effect to the merger and all payments, distributions, disbursements or similar actions required in connection therewith, including any payments made or to be made in respect of any GPIA shareholder who has exercised their redemption rights.

        In the event that a Threshold Event has occurred, but following good faith efforts GPIA is not able to obtain written agreements in respect of incremental equity issuances in an aggregate amount equal to or greater than the Excess Amount, the parties to the merger agreement have agreed to discuss the potential issuance or sale of securities of GPIA on terms other than as contemplated in the definition of incremental equity issuances as may be required to fund any portion of the Excess Amount; provided, that in the event such arrangements involve transactions other than the incremental equity issuances, if any, contemplated hereby (such arrangements, "alternate financing arrangements"), GPIA will obtain World Kitchen's written consent prior to commencing any discussions in respect of, or execution of any documentation related to such alternate financing arrangements.

        Additionally, the merger agreement amendment provides that World Kitchen will take all actions necessary to obtain and then deliver as promptly as practicable thereafter, an irrevocable written consent from holders of more than 60% of voting common stock of World Kitchen that approves the merger agreement, as amended by the merger agreement amendment, and the merger (the "New Written Consent"). The merger agreement amendment further provides that the Principal Stockholders and Management Stockholders, as such terms are defined in the merger agreement, agree, in connection with the New Written Consent or in any other circumstances upon which a vote, consent or other approval of all or some of the shareholders of World Kitchen is sought, to vote all of such holder's shares of voting common stock of World Kitchen and any other shares of capital stock of World Kitchen owned, beneficially or of record, in favor of the merger agreement, as amended by the merger agreement amendment, and the merger and any actions required in furtherance thereof.

Background of the Merger

        On May 26, 2015, GPIA closed its initial public offering of 17,250,000 units, with each unit consisting of one ordinary share and one-half of a warrant to acquire one ordinary share upon consummation of an initial business combination. The units from our initial public offering were sold at an offering price of $10.00 per unit, generating total gross proceeds of $172,500,000. Simultaneously with the closing of our initial public offering, GPIA consummated the sale of 6,062,500 warrants at a price of $1.00 per warrant in a private placement to our Sponsor, generating gross proceeds of $6,062,500.

        The following table sets forth the gross proceeds received from our initial public offering and the sale of the private placement warrants, the total expenses related thereto and the net proceeds received by GPIA, in each case, as at May 26, 2015:

Gross Proceeds	Initial public offering gross proceeds	$172,500,000
	Private placement warrants gross proceeds	$6,062,500

	Total gross proceeds (initial public offering and private placement warrants)	$178,562,500

Expenses / Underwriters' Deferred Discount	Initial public offering-related expenses	$4,923,090
	Underwriters' deferred discount	$6,037,500

	Total expenses and deferred discounts related to our initial public offering and sale of private placement warrants	$10,960,590

Net Proceeds	Initial public offering net proceeds	$161,539,410
	Private placement warrants net proceeds	$6,062,500

	Total net proceeds (initial public offering and private placement warrants)	$167,601,910

Trust Account	Initial public offering proceeds (incl. underwriters' deferred discount)	$166,437,500
	Private placement warrant proceeds	$6,062,500

	Total proceeds placed in trust account	$172,500,000

Operating Account	Proceeds from initial public offering and private placement warrants	$1,110,063

	Total proceeds held in operating account	$1,110,063

        Following the closing of our initial public offering, an amount of $172,500,000 ($10.00 per share) from the net proceeds of the sale of the units in our initial public offering and the sale of the private placement warrants was placed in the trust account and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the "1940 Act"), with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund selected by GPIA meeting the conditions of paragraphs (c)(2), (c)(3) and (c)(4) of Rule A-7 of the 1940 Act, as determined by GPIA, until the earlier of: (i) the consummation of an initial business combination within the prescribed time or (ii) the distribution of the trust account as described below.

        Our Sponsor, executive officers and directors have agreed that we must complete our initial business combination by May 26, 2017, which is 24 months from the closing of our initial public offering. We may not be able to find a suitable target business and complete our initial business combination within such time period. If we are not able to complete the business combination with World Kitchen by May 26, 2017, or another business combination by that date, we would cease all operations except for the purpose of winding up, redeeming all of the outstanding public shares for cash and, subject to the approval of our remaining shareholders and our board of directors, dissolving and liquidating, subject in each case to our obligations under Cayman Islands law, including the

Cayman Islands Companies Law, to provide for claims of creditors and the requirements of other applicable law.

        Following the completion of our initial public offering in May 2015, representatives of GPIA engaged in extensive discussions with investment bankers and business owners with respect to potential investment opportunities in the consumer goods, services, retail, and restaurants sectors in the United States and Europe. GPIA sought an established company that included the following traits: strong brands and products with the potential to expand market share over time; strong growth stories and a clear value creation potential; and potential to enter new markets, such as emerging markets.

        In the process of identifying World Kitchen as an attractive investment opportunity, GPIA reviewed and performed varying levels of due diligence on approximately 250 companies in the United States and Europe, including World Kitchen. In addition to the offer made to World Kitchen in connection with the business combination, GPIA made formal presentations to and/or submitted offers to the following companies: an affordable-jewelry retailer in Europe ("Company A"), a meat-alternative protein-based food company in Europe ("Company B"), an ice cream manufacturer in Europe ("Company C"), a restaurant chain in the United States ("Company D"), a jewelry distributor in Europe ("Company E"), a healthy diet and snack company in the United States ("Company F") and an automotive service company in Europe ("Company G").

        Each of the aforementioned opportunities did not progress for the following reasons. Company A, after due diligence, was believed to be too small by itself. Company B had valuation expectations beyond our assessment of appropriate value. Company C elected a strategic partnership with an industry player instead of our offer. Company D, after due diligence, was believed to be too small in terms of size and growth opportunity. Company E was too small by itself. Company F preferred to pursue an initial public offering route on its own and was focused on internal growth. Company G, after due diligence, was believed to be too small of a growth opportunity.

        In August 2015, during a call between Mr. Andrew Fleiss, Managing Director at GP North America, LLC, an affiliate of our Sponsor and Mr. Morgan LeConey of UBS Securities LLC ("UBS"), World Kitchen was discussed among several potentially attractive targets for GPIA. At the request of and on behalf of GPIA, Mr. LeConey subsequently reached out to Mr. Ben Frost of Morgan Stanley & Co. LLC ("Morgan Stanley"), financial advisor to World Kitchen.

        On October 19, 2015, Mr. Fleiss e-mailed Mr. Frost regarding World Kitchen. At that time, it was GPIA's understanding that World Kitchen was engaging in strategic one-off conversations with individual potential buyers. On October 22, 2015, Mr. Fleiss and Mr. Rodrigo Boscolo, Director at GP North America, LLC, an affiliate of our Sponsor, spoke with Mr. Frost's colleagues at Morgan Stanley, Ms. Kristin Zimmerman and Mr. Martin Douglass, about a potential transaction involving World Kitchen and GPIA.

        On November 12, 2015, Messrs. Fleiss and Boscolo met with Ms. Zimmerman and Mr. Douglass at the offices of Morgan Stanley to continue the introductory dialogue about World Kitchen and GPIA.

        On November 16, 2015, our Sponsor, GPIC Ltd., executed a non-disclosure agreement with World Kitchen in order to receive more information about World Kitchen.

        On November 17, 2015, GPIA received a summary slide deck presenting certain information regarding World Kitchen.

        On November 20, 2015, representatives of GPIA had an introductory conference call with Mr. Carl Warschausky, CEO of World Kitchen.

        On November 24, 2015, representatives of GPIA had a follow up conference call focused on a financial discussion with World Kitchen management.

        On December 3, 2015, Mr. Fersen Lamas Lambranho, Chairman of the board of directors of GPIA, and Messrs. Fleiss and Boscolo visited World Kitchen headquarters in Rosemont, IL, and met with Mr. Warschausky.

        On December 9, 2015, GPIA submitted a non-binding indication of interest letter to acquire World Kitchen at an enterprise value of $513 million, in a debt-free, cash-free transaction. GPIA determined this valuation by applying a multiple to Adjusted EBITDA of World Kitchen. GPIA and certain of its advisors were provided with access to World Kitchen's electronic data room shortly thereafter.

        On December 15, 2015, Mr. Antonio Bonchristiano, Chief Executive Officer; Chief Financial Officer and Director of GPIA, and Messrs. Lambranho, Fleiss and Boscolo attended a full management presentation at World Kitchen's offices in Rosemont, IL to learn more about the business, the management team, and future growth opportunities.

        On December 16, 2015, GPIA and UBS met at GPIA's offices in New York to discuss the World Kitchen opportunity further and strategize on next steps.

        During December 2015, GPIA's team had discussions with several experts and consultants in the homeware space and defined the scope of diligence to be performed at World Kitchen manufacturing plants.

        On January 3, 2016, GPIA retained a management consulting firm specialized in industrial operations.

        On January 4 and January 5, 2016, GPIA's full team and certain of its consultants and advisors visited World Kitchen's glass production plants in Corning, NY and Charleroi, PA. During that week, GPIA's advisors also conducted interviews with plant managers and performed manufacturing data analyses.

        On January 5, 2016, GPIA retained a pension and benefits consultant to assist in assessing related liabilities in the context of World Kitchen's valuation effort.

        During the weeks of January 4 and January 11, 2016, GPIA representatives engaged in extensive discussions with its industrial and pension and benefits consultants with respect their diligence work.

        On January 20, 2016, GPIA submitted a revised letter of interest to acquire World Kitchen at an enterprise value of $503 million, in a debt-free, cash-free transaction. GPIA determined this valuation by applying a multiple to Adjusted EBITDA of World Kitchen. To arrive at this valuation, GPIA applied the same multiple to Adjusted EBITDA as used to arrive at GPIA's valuation of $513 million on December 9, 2015; however, based on information available to GPIA on January 20, 2016, the underlying value of Adjusted EBITDA to which this multiple was applied was lower than the value of Adjusted EBITDA when calculated on December 9, 2015. Accordingly, the January 20, 2016 valuation was lower than the December 9, 2016 valuation.

        On January 27, 2016, Morgan Stanley, on behalf of World Kitchen, communicated to UBS, on behalf of GPIA, that World Kitchen would be prepared to proceed with a transaction at an enterprise value of $520 million for World Kitchen. After several rounds of subsequent discussions between GPIA and certain of its advisors and World Kitchen and certain of its advisors, on February 5, 2016, GPIA submitted a new letter of interest to acquire World Kitchen at an enterprise value of $520 million, in a debt-free, cash-free transaction. GPIA determined this valuation by applying a multiple to Adjusted EBITDA of World Kitchen. To arrive at this valuation, GPIA applied a slightly higher multiple to Adjusted EBITDA (as such value was calculated based on information available to GPIA on February 5, 2016) as used to arrive at GPIA's valuation of $513 million on December 9, 2015 and $503 million on January 20, 2016. GPIA used this slightly higher multiple to reach an agreeable valuation sufficient to commence an exclusivity period between the parties. Additionally, in the parties' discussions between January 27, 2016 and February 5, 2016, the parties agreed that a portion of the merger consideration would be in the form of equity in WDKN. In order to balance an acceptable level of WDKN stock to be issued to World Kitchen while still ensuring that GPIA's existing shareholders retained a majority ownership in WDKN, GPIA offered consideration mix payable to World Kitchen's equityholders of seventy-five percent (75%) in cash and twenty-five percent (25%) in the form of newly issued shares of WDKN common stock. In addition to the WDKN equity rollover and the debt financing, GPIA pursued a strategy to finance the remainder of the consideration in a manner that would achieve three objectives: (i) ensuring WDKN would have a prudent capital structure and enough liquidity to pursue its growth opportunities, (ii) indicating the commitment of our Sponsor to the business combination on the terms presented to our shareholders and (iii) enabling our Sponsor to be a relevant shareholder of the post-combination entity to help implement our strategy. GPIA determined that equity financing from our Sponsor (by means of an equity commitment letter) was the only financing strategy that would achieve the three aforementioned objectives and, accordingly, no alternative strategies or sources of funding were considered. GPIA considered the disadvantages of obtaining such equity financing from our Sponsor, including, among others, the related party nature of such a transaction and the additional concentration and illiquidity that would result in WDKN's stockholder base and stock, respectively. GPIA also considered the advantages of obtaining such equity financing from our Sponsor, including, among others, the ease of execution, corresponding expedited transaction timeline and the demonstration to World Kitchen's equityholders, our current shareholders and the public that our Sponsor was supportive of, and committed to, the business combination with World Kitchen. GPIA ultimately determined that such advantages outweighed the aforementioned disadvantages.

        On February 9, 2016, World Kitchen accepted GPIA's non-binding offer and agreed to a 45-day exclusivity period, subject to a price confirmation after 30 days. Thereafter, additional of GPIA's advisors were granted access to World Kitchen's electronic data room. Other than (i) the formal presentations made to and/or offers submitted to Companies A-G (discussed above) and (ii) the offer made to World Kitchen, GPIA did not make an offer to any other company as a potential investment opportunity before February 9, 2016 or during the aforementioned 45-day exclusivity period.

        Subsequently, during the same week, GPIA engaged third-party advisors to perform business, financial, legal, insurance and IT due diligence. At the same time, GPIA also started conversations with potential lenders.

        On February 11, 2016, World Kitchen provided a draft merger agreement to GPIA.

        On February 16, 2016, World Kitchen held a management presentation at Rosemont, IL, with GPIA's representatives and advisors.

        On February 17 and February 18, 2016, GPIA and its advisors conducted several diligence sessions with the World Kitchen management team.

        During the following three weeks, GPIA's team and its advisors reviewed the business performance and executed confirmatory due diligence work, which included visiting World Kitchen's glass manufacturing plants on February 22 and February 23, 2016, World Kitchen's main distribution center in Greencastle, PA on February 24, 2016, World Kitchen's plastic injection mold plant in Mira Loma, CA and World Kitchen's distribution center in Riverside, CA on March, 1, 2016.

        On February 26, 2016, Skadden, Arps, Slate, Meagher & Flom LLP, which we refer to as Skadden, counsel to GPIA, provided a revised draft of the merger agreement to Davis Polk & Wardwell LLP, which we refer to as Davis Polk, counsel to World Kitchen.

        On March 4, 2016, Davis Polk provided a list of issues regarding the merger agreement to Skadden.

        On March 6, 2016, Messrs. Fleiss and Boscolo and Mr. Danilo Gamboa, managing director of GP Investments, Ltd., an affiliate of our Sponsor, attended a kitchenware show in Chicago and had dinner with Mr. Warschausky.

        On March 7, 2016, Skadden and Davis Polk had a conference call to discuss the issues list.

        On March 10, 2016, World Kitchen sent a letter to GPIA requesting confirmation of $520 million valuation in order to continue the exclusivity arrangement under the non-binding letter of interest. On March 11, 2016, GPIA informed World Kitchen that it would only be prepared to continue pursuing a transaction at a lower valuation of $500 million enterprise value. This lower enterprise valuation did not reflect a change in multiple or calculation of Adjusted EBITDA from those used to arrive at GPIA's $520 million valuation on February 5, 2016, but rather reflect GPIA's perceived risk in World Kitchen achieving projected 2016 EBITDA targets following GPIA's extensive due diligence of World Kitchen. After a few interactions between GPIA and World Kitchen and their advisors, Morgan Stanley confirmed that World Kitchen would agree to pursue the transaction at the restated price of $500 million, subject to terms to be negotiated in the merger agreement.

        On March 21, 2016, Davis Polk provided a revised draft of the merger agreement to Skadden.

        On March 22, 2016, the board of directors of GPIA held a meeting to discuss the merits of a business combination with World Kitchen and major findings from the multiple third-party advisors engaged during the due diligence process, who performed, respectively, business, accounting, legal, financial, insurance and information technology due diligence. Additionally, certain other third-party advisors assisted GPIA in reviewing World Kitchen's pension liabilities and World Kitchen's manufacturing facilities. At such meeting, a representative of Skadden provided an update to the board of directors regarding the status of the transaction negotiations and summarized certain legal diligence findings and discussed certain legal matters, including the importance of identifying any potential conflicts of interest on the part of the board of directors or its advisors. The board of directors identified the related-party nature of the possible equity investment by our Sponsor and reached consensus that it would be prudent to establish a committee of independent directors to review the terms of such an equity investment if the transaction proceeded.

        On March 23, 2016, Skadden and Davis Polk had a conference call to discuss the revised draft merger agreement.

        On March 28, 2016, Skadden and Davis Polk had a conference call to further discuss issues in the revised draft merger agreement and Davis Polk sent Skadden an illustrative working capital schedule.

        On March 30, 2016, Skadden sent a revised draft merger agreement to Davis Polk.

        Concurrently with the ongoing negotiations regarding the merger agreement, throughout the end of March, 2016, GPIA's team evolved conversations with lenders and provided information required for their credit approval processes.

        On April 4, 2016, representatives of Skadden had a call with representatives of World Kitchen, Davis Polk and Latham & Watkins LLP, which we refer to as Latham, counsel to World Kitchen, to discuss the merger agreement.

        On April 6, 2016, Skadden and Davis Polk had a conference call and, later that day, Davis Polk sent a revised draft of the merger agreement to Skadden.

        On April 8, 2016, GPIA sent draft equity and debt commitment letters and updated "sources and uses" tables to World Kitchen and its representatives.

        On April 11, 2016, Skadden had a conference call with Davis Polk to discuss the merger agreement and related issues.

        On April 11, 2016, GPIA held a board of directors meeting at which GPIA management, Messrs. Fleiss and Boscolo and representatives of Skadden provided directors with an update regarding the potential World Kitchen transaction and to review the draft transaction documentation. A representative of Maples and Calder, which we refer to as Maples, Cayman Islands counsel to GPIA, distributed materials to the directors and discussed applicable legal duties with the directors.

Representatives of Skadden and Maples discussed certain legal matters, including the importance of identifying any potential conflicts of interest on the part of the board of directors. Based on its prior discussions and further discussions with counsel regarding the related party transaction contemplated by the equity commitment letter proposed to be entered into between GPIA and our Sponsor, the board of directions resolved to form a Special Transaction Committee, which we refer to as the special transaction committee, composed of Messrs. Christopher Brotchie, Fernando d'Ornellas Silva and Alexandre Hohagen, each of whom had previously been determined by the Board to be an "independent director" as defined in the NASDAQ listing standards and applicable SEC rules. While the initial rationale behind formation of the special transaction committee was the related party nature of the proposed equity commitment from our Sponsor, the Board resolved that (i) the special transaction committee should consider the entirety of the proposed business combination, including the equity commitment and (ii) the Board would not ultimately approve the potential business combination without a prior favorable recommendation thereof by the special transaction committee. The board of directors further authorized the special transaction committee to hire its own advisors, as needed. Representatives of Skadden distributed materials and discussed certain governance matters related to the planned domestication of GPIA in the State of Delaware if GPIA ultimately decided to pursue a transaction with World Kitchen. Representatives of Skadden and Maples provided a summary of certain provisions of GPIA's existing governing documents under the Cayman Islands Companies Law, and then representatives of Skadden discussed proposed drafts of governing documents under Delaware law to take effect upon GPIA's domestication. The special transaction committee held an executive session in which the other directors, executive officers of GPIA, Messrs. Fleiss and Boscolo were excused. The special transaction committee invited representatives of Duff & Phelps, LLC, which we refer to as Duff & Phelps, to advise the special transaction committee on Duff & Phelps' capabilities with respect to financial analysis. Duff & Phelps also advised that they had been retained by World Kitchen in the past for certain valuation work and then discussed that Duff & Phelps had concluded that there was no conflict of interest should it be retained by the special transaction committee. Duff & Phelps also explained that they had obtained the consent of World Kitchen to Duff & Phelps' potential engagement as advisor to the special transaction committee. The special transaction committee engaged in thorough discussion with Duff & Phelps on its methods for determining the fairness, from a financial perspective, of the potential equity investment from our Sponsor in connection with the business combination. The special transaction committee excused Duff & Phelps and resolved to retain Duff & Phelps as financial advisor to the special transaction committee and to issue a fairness opinion to the special transaction committee and the board of directors with respect to our Sponsor's potential equity investment.

        During the week of April 11, 2016, GPIA and its advisors continued to negotiate with World Kitchen and its advisors regarding key terms in the transaction agreements in connection with the proposed transaction with World Kitchen. At the same time, GPIA and its advisors sought to finalize the structure, terms and fees for the transaction financing in the form of debt commitment letters with Citigroup Global Markets, Inc., Bank of Montreal and BMO Capital Markets Corp., which we refer to as Citi, BMO and BMOCM, respectively, and the equity commitment letter with our Sponsor.

        On April 13, 2016, GPIA held a board of directors meeting to discuss the progress of the transaction agreements and their economic implications. Representatives of Skadden provided an update on the transaction agreements, including, among other things, the proposed indemnification provisions of the merger agreement and the status of negotiations of a representation and warranty insurance policy with AIG Specialty Insurance, which we refer to as the R&W Policy and AIG, respectively. Representatives of Skadden advised that UBS was initially engaged by our Sponsor for the purpose of assisting GPIA in its exploration of various transaction opportunities, but that UBS had agreed to terminate its engagement with our Sponsor so that GPIA could directly engage UBS in connection with the proposed business combination with World Kitchen. The board of directors engaged in thorough discussion and authorized the engagement of UBS as financial advisor to GPIA for the purposes of the proposed business combination with World Kitchen. UBS was invited to join the board of directors meeting and presented further background on the potential World Kitchen opportunity, including discussion materials of various valuation metrics that originally were prepared by UBS in connection with discussions between GPIA and UBS about the possibility of UBS rendering a fairness opinion to the GPIA board of directors, prior to GPIA determining and informing UBS it would not request a fairness opinion related to the merger from UBS. The directors and UBS engaged in discussions regarding such materials. The independent directors then held an executive session in which the other directors, executive officers of GPIA, Messrs. Fleiss and Boscolo were excused. A meeting of the special transaction committee was then held at which representatives of Skadden briefed the special transaction committee on the status of the equity commitment letter and related transaction matters. The special transaction committee executed its engagement letter with Duff & Phelps on the same day and arranged for Duff & Phelps to present its financial analyses to the special transaction committee and the board at a later date.

        On April 15, 2016, Skadden sent a revised draft of the merger agreement to Davis Polk. Later that day, representatives of Skadden and Davis Polk had a conference call to discuss the revised draft. Davis Polk subsequently sent a list of the outstanding items on the transaction documents. Representatives of UBS and Morgan Stanley subsequently discussed certain of the outstanding items on the list.

        On the morning of April 16, 2016, representatives of GPIA, Skadden and UBS had a conference call with representatives of World Kitchen, Davis Polk and Morgan Stanley to discuss certain of the outstanding items on the list provided on April 15, 2016 by Davis Polk, including the "sources and uses" tables and the impact of GPIA shareholders potentially electing to have their shares redeemed. Following such call, GPIA and our Sponsor discussed a modification to the equity commitment letter and our Sponsor subsequently agreed to increase its commitment by up to an additional $8 million for use only in certain circumstances, which was subsequently communicated to World Kitchen and its advisers.

        In the evening of April 16, 2016, Davis Polk advised Skadden that following discussions among World Kitchen and its advisers, the outstanding items on the transaction documents remained open.

        On April 17, 2016, UBS sent an e-mail to Morgan Stanley detailing GPIA's positions on each of the outstanding items to Morgan Stanley. Late in the evening on April 17, 2016, representatives of GPIA, Skadden and UBS had a conference call with representatives of World Kitchen, Davis Polk and Morgan Stanley to discuss outstanding items. Early in the morning of April 18, 2016, Davis Polk sent a revised draft of the merger agreement to Skadden.

        At 9:00 a.m. Eastern Time on April 18, 2016, the special transaction committee convened a meeting at which Duff & Phelps presented its financial analysis to the special transaction committee. The special transaction committee engaged in extensive discussions, both with representatives of Duff & Phelps and in executive session in which Duff & Phelps representatives were excused, with respect to various aspects of equity commitment, including the $10.00 price per share proposed to be paid by our Sponsor, the registration rights that would be granted to our Sponsor thereunder and the potential for the aggregate amount of the equity commitment to be increased (and its resulting impact on our Sponsor's pro forma ownership of the company, depending on the number of our shareholders that elect to have their shares redeemed). Duff & Phelps then delivered its oral opinion, to the special transaction committee that, as of that date, and based upon and subject to the assumptions, limitations and qualifications contained in its opinion, the $10.00 per share to be received by the company in connection with our Sponsor's equity commitment was fair, from a financial point of view, to the company and its public shareholders, as more fully described below under the caption "—Opinion of Duff & Phelps". Following such discussions, the special transactions committee determined to recommend presentation of the Duff & Phelps analyses to the full board and to recommend approval of the equity commitment letter to the full board of directors.

        In the afternoon of April 18, 2016, the World Kitchen board of directors met and approved the business combination, subject to finalization of the transaction documents. Following such meeting, certain of World Kitchen's advisors engaged in discussions with certain of GPIA's advisors regarding remaining open points in the transaction documents.

        On April 18, 2016 at 6:00 p.m. Eastern Time, GPIA held a board of directors meeting to review and discuss the transaction agreements, UBS's discussion materials and Duff & Phelps' financial analyses. Representatives of Skadden and Maples attended the meeting. Representatives of Skadden provided an update on the transaction agreements, including certain remaining open points in connection therewith. The board of directors engaged in thorough discussion and provided guidance with respect to the transaction documents and the open points. Representatives of UBS were invited to join the meeting and provided an update to the directors on UBS's discussion materials, including certain changes thereto from UBS's previous presentation to the board on April 13, 2016, including an update regarding the increased range from $50 million to $58 million of our Sponsor's potential equity commitment. The directors engaged in thorough discussion with UBS and thereafter UBS was excused from the meeting. Representatives of Duff & Phelps were invited to join the meeting and reviewed its financial analyses with respect to our Sponsor's proposed equity investment in connection with the proposed transaction with World Kitchen. Duff & Phelps also explained to the board of directors that they had presented certain financial analyses to the special transaction committee at a meeting earlier that day. Duff & Phelps then delivered the same written presentation and its oral opinion to the same effect to the full board of directors. The independent directors then held an executive session in which the other directors, executive officers of GPIA, Messrs. Fleiss and Boscolo were excused. A meeting of the special transaction committee was then convened, during which the special transaction committee engaged in thorough discussion regarding the entirety of the proposed business combination, including, among other things, the equity commitment letter with our Sponsor. Thereafter, the full board of directors meeting was reconvened and the special transaction committee updated the full board of directors on certain of the special transaction committee's discussions during its executive session. The board of directors concluded that it would recess the board of directors meeting and reconvene at 7:00 a.m. Eastern Time on April 19, 2016 to discuss the progress made overnight with respect to the transaction agreements and determine, at that time, with input from its legal and financial advisors, whether or not to resolve to approve the business combination and transaction agreements related thereto.

        Following the board of directors meeting on April 18, 2016, representatives of GPIA, Skadden and UBS worked with representatives of World Kitchen, Davis Polk, Latham and Morgan Stanley to resolve the open points and to finalize the transaction agreements. In the evening of April 18, 2016, Skadden sent a revised draft of the merger agreement to Davis Polk. Early in the morning of April 19, 2016, Davis Polk sent a revised draft of the merger agreement to Skadden. The remaining open points on the transaction documents were settled early in the morning of April 19, 2016.

        On April 19, 2016 at 7:00 a.m. Eastern Time, GPIA reconvened the board of directors meeting to review and discuss the proposed final forms of the relevant transaction agreements, receive certain discussion materials from UBS and certain financial analysis and an opinion from Duff & Phelps and to determine whether or not to authorize entry into the business combination with World Kitchen. Mr. Fleiss provided an update on the status of the proposed transaction. Representatives of Skadden provided an overview of the proposed final forms of the relevant transaction agreements and the substantive changes to each since last reviewed with the board of directors at its meeting on April 18, 2016. Representatives of UBS were invited to join the meeting and provided an update to the directors on UBS's discussion materials, including certain changes thereto from UBS's previous presentation to the board of directors on April 18, 2016. The board of directors engaged in thorough discussion with UBS and thereafter UBS was excused from the meeting. Representatives of Duff & Phelps were invited to join the meeting and provided an update to the board of directors on Duff & Phelps' financial analyses with respect to our Sponsor's proposed equity investment in connection with the proposed transaction with World Kitchen. Duff & Phelps also reconfirmed its oral opinion to the board of directors, concluding that the consideration to be received by GPIA from our Sponsor in connection with the proposed transaction with World Kitchen was fair, from a financial point of view, to GPIA and its public shareholders. Thereafter, Duff & Phelps was excused from the meeting. Duff & Phelps' executed, written opinion was subsequently delivered to the special transaction committee and the board on the same day. A meeting of the special transaction committee was then convened and the special transaction committee engaged in thorough discussion regarding the entirety of the proposed business combination, including, among other things, the equity commitment letter with our Sponsor, and determined to recommend the transaction with World Kitchen to the full board of directors. The full board of directors reconvened and the special transaction committee updated the full board of directors on certain of the special transaction committee's discussions during its executive session. Thereafter, the full board of directors engaged in thorough discussions on the proposed transaction with World Kitchen, including the special transaction committee's recommendation of approval thereof. The board of directors unanimously resolved to enter into the merger agreement, the debt commitment letters with Citi, BMO and BMOCM, the equity commitment letter with our Sponsor, the stockholder letter agreement with the parties thereto, and other transaction documents related to the business combination. The board of directors also unanimously resolved to make a recommendation to its shareholders to vote in favor of, among other things, the merger, the merger agreement, the stock issuance in connection therewith, and certain governance votes in relation to the adoption of new organizational documents upon GPIA's domestication in the State of Delaware. The merger agreement was executed by both parties at approximately 8:55 a.m. Eastern Time on April 19, 2016.

        At 9:24 a.m. Eastern Time on April 19, 2016, prior to the opening of trading in the U.S. capital markets, a press release was issued announcing the execution of the merger agreement and the planned business combination. Shortly thereafter, GPIA filed with the SEC a current report on Form 8-K attaching the press release and an investor presentation in relation to the business combination.

        At 10:00 a.m. Eastern Time on April 19, 2016, Mr. Bonchristiano held a GPIA investor call to discuss the business combination and World Kitchen's business. Later that day, GPIA filed with the SEC certain reports on Form 8-K and Form 425 attaching a transcript of Mr. Bonchristiano's investor call.

        Later in the day on April 19, 2016 World Kitchen delivered to GPIA the written consent of the holders of approximately 69.62% of the outstanding shares of voting common stock of World Kitchen approving the merger agreement and the transactions contemplated thereby pursuant to Sections 251(c) and 228(a) of the DGCL.

        In early July 2016, representatives of GPIA and World Kitchen discussed possible modifications to the merger agreement to further ensure deal certainty for the planned business combination. In particular, such representatives discussed the possibility of GPIA seeking incremental equity issuances to fund the merger consideration should the level of redemptions exceed 30%, and in such case, the circumstances under which World Kitchen would consider waiving the related conditions to closing under the merger agreement.

        On July 13, 2016, Mr. Bonchristiano spoke with Mr. Stephen Wertheimer (in his capacity as a representative of the Holder Representative under the merger agreement) to further discuss proposed modifications to the merger agreement, which he subsequently summarized in writing later that day.

        Between July 15, 2016 and July 19, 2016, Messrs. Bonchristiano and Fleiss further communicated with Mr. Wertheimer and representatives of World Kitchen and Morgan Stanley regarding the proposed modifications to the merger agreement and, on July 19, 2016, a representative of Morgan Stanley advised Mr. Fleiss that World Kitchen agreed to proceed with negotiation of a merger agreement amendment to memorialize the proposed modifications to the merger agreement.

        Between July 20, 2016 and July 25, 2016, representatives of Skadden and Davis Polk discussed the proposed modifications and the form and contents of the merger agreement amendment and subsequently prepared, reviewed, discussed and revised the merger agreement.

        On July 26, 2016, Mr. Fleiss discussed certain open points regarding the merger agreement amendment with representatives of World Kitchen and Morgan Stanley. Later that day, GPIA held a board of directors meeting to review and discuss the merger agreement amendment. Representatives of Skadden attended the meeting. Messrs. Fleiss and Bonchristiano described the rationale for, and status of negotiations regarding, the merger agreement amendment. Representatives of Skadden reviewed the terms of the merger agreement amendment, including certain remaining open points in connection therewith. The board of directors engaged in thorough discussion and provided guidance with respect to the merger agreement amendment and the open points. The independent directors then held an executive session in which the other directors, executive officers of GPIA and Mr. Fleiss were excused. A meeting of the special transaction committee was then convened, during which the special transaction committee engaged in thorough discussion regarding the merger agreement amendment and its implications for the proposed business combination, including, among other things, the potential for an increased equity investment by our Sponsor. Following the special transaction committee meeting, a representative of Skadden discussed the remaining open issues in the merger agreement amendment with a representative of Davis Polk. Later that day, World Kitchen confirmed to GPIA that its board of directors had approved the merger agreement amendment, pending resolution of the remaining open issues.

        On July 27, 2016, representatives of the parties finalized the merger agreement amendment.

        On July 28, 2016, the special transaction committee unanimously recommended entry into the merger agreement amendment to the full board of directors and the full board of directors unanimously resolved to enter into the merger agreement amendment. The merger agreement amendment was executed by the parties thereto at approximately 5:30 p.m. Eastern Time on July 28, 2016.

        The parties have continued and expect to continue regular discussions regarding the execution and timing of the business combination.

GPIA's Board of Directors' and the Special Transaction Committee's Reasons for Approval of the Merger

        In seeking out a candidate for a business combination, GPIA set out to target attractive investment opportunities in the United States or Europe, with a focus on companies with long-term growth potential in the consumer goods, services or retail sectors. As identified in our initial public offering prospectus, our board of directors and management developed a set of general criteria and guidelines they believed to be important in evaluating a prospective target business, including, but not limited to, consideration of a business or businesses with one or more of the following qualities (listed in no particular order):

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  at an inflection point, such as requiring additional management expertise that our management team or GPIA can provide, introducing new products or services, or entering new markets such as emerging markets;

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  underperforming their potential in industries that are otherwise exhibiting stable or improving fundamentals where our operating expertise could be beneficial;

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  exhibit unrecognized value or other characteristics, such as observable competitive advantages, multiple pathways to growth that we believe have been mis-evaluated by the marketplace based on our company specific analysis and due diligence review; and/or

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  will offer risk-adjusted equity return on investment for our shareholders. Returns will be evaluated based on (i) the potential for organic growth in cash flows, (ii) the opportunity for follow-on acquisitions and (iii) the prospects for creating value through new initiatives. Potential upside from growth in the target business and an improved capital structure will be weighed against any identified downside risks.

        Since its initial public offering in May 2015, GPIA has been in search of a business combination partner that meets its general screening criteria. To determine whether GPIA should pursue a business combination with World Kitchen, GPIA's management, as part of its approximately five-month comprehensive due diligence review of World Kitchen, conducted on-site due diligence at World Kitchen for approximately four weeks, including trips to the headquarters in Rosemont, IL and the facilities located in Corning, NY; Charleroi, PA; Greencastle, PA; Mira Loma, CA; and Riverside, CA.

        GPIA's board of directors and the special transaction committee considered a wide variety of factors in connection with their respective evaluations of the business combination. In light of the complexity of those factors, GPIA's board of directors and the special transaction committee, in each case, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching their respective decisions. Individual members of GPIA's board of directors and the special transaction committee may have given different weight to different factors. This explanation of GPIA's reasons for the board of directors' and the special transaction committee's approval of the business combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under "Cautionary Note Regarding Forward-Looking Statements".

        In evaluating the business combination, the board of directors and the special transaction committee consulted with GPIA management and representatives of UBS, Duff & Phelps and Skadden. The special transaction committee, in recommending the business combination to the full board of directors, and the board of directors, in recommending that shareholders vote in favor of adoption of the merger agreement, considered a number of factors, including the following (which factors are not necessarily presented in order of relative importance):

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  Leading Market Share and Iconic Brands.  World Kitchen exhibits a diverse earnings stream that comes with being a market leader across a variety of complementary but distinct brands and categories. Its iconic, market-leading brands: Corelle®, Pyrex®, Snapware®, CorningWare® all are found in kitchens across North America, and increasingly in Asia and other high-growth markets around the world. This is the foundation of World Kitchen's business: strong brands that people love and trust across a range of houseware categories.

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  Global Footprint.  World Kitchen has a diverse, global footprint, brand portfolio and balanced channel mix with long-standing relationships with blue chip retail customers in North America. Mature markets such as North America provide a very stable, predictable base for growth, but channel diversification presents a particularly significant upside opportunity in emerging markets.

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  Significant Presence in High Growth Emerging Markets.  By focusing on select high-growth emerging markets in Asia and elsewhere, World Kitchen can build on its foundation and achieve impressive growth. In emerging markets, the opportunity is two-fold: World Kitchen can increase its presence in markets where its brands are underrepresented, and, in markets where its brands are already well positioned, there is an opportunity to expand their reach through multiple channels.

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  Proprietary Technology and Track Record of Innovation.  World Kitchen houses proprietary technology and manufacturing infrastructure and processes, creating a substantial barrier to entry which would cost a third-party an estimated $500 million to replicate. World Kitchen's track record of innovation includes the unique, 3-layer Vitrelle glass used in Corelle. World Kitchen is uniquely placed in the market to continue to expand and improve its product offering to adapt to changing consumer demands, as reflected in the percent of sales derived from products launched in the last three years, which has been growing at a healthy rate.

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  Solid Financial Performance with Consistent Growth.  Historically, World Kitchen has been a consistent performer and our forecasts indicate that it has the potential to grow faster than it has in the past, and faster than its peers.

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  Stable Organic Growth Profile.  World Kitchen presents substantial opportunities for continued organic growth, including, but not limited to (1) pursuing omni channel opportunities through expanding its e-commerce presence; (2) developing new products and extending iconic brands into new categories; (3) expanding into new channels and increasing presence in underrepresented channels such as foodservice and high-end specialty stores; (4) revitalizing legacy brands; and (5) expanding into new markets.

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  Compelling Consolidation Opportunity.  World Kitchen competes in about half of the total housewares market, and is underpenetrated in several attractive categories, including kitchen utensils, stove top cookware and beverageware. There is significant opportunity to fill this white space within World Kitchen's brand and product portfolio through acquisitions.

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  Platform Optimization.  We believe we can make World Kitchen an even more efficient business. First, there's an opportunity to improve the quality of earnings across the store network and to shift revenue to other channels from underperforming stores. Second, continued plant improvements will increase production yields and lower production costs per unit. And third, we believe there are opportunities to achieve G&A efficiencies across the business.

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  Financial Terms of the Merger Agreement.  Our board of directors considered the total mix of cash and stock consideration, and also noted that the value of WDKN's common stock to be paid to World Kitchen's existing common stockholders upon consummation of the business combination could be significantly more or less than the $10.00 implied value per share immediately prior to the announcement of the entry into the merger agreement based on any fluctuations in the market price of GPIA's common shares. Our board of directors took note of the course of negotiations between the parties in arriving at the amount of the aggregate merger consideration to be paid in the business combination.

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  Other Terms and Conditions of the Merger Agreement.  Our board of directors considered the other terms and conditions of the merger agreement, including the nature and scope of the closing conditions and the likelihood of obtaining any necessary regulatory approvals.

  •
  Pro Forma Ownership.  Our board of directors took note of the fact that following completion of the business combination and if there are no redemptions, GPIA's existing shareholders, including our Sponsor, will retain an ownership interest of approximately 81.4% of GPIA, of which our Sponsor, through its affiliated entities, will become the largest single stockholder with approximately 28.4% pro forma ownership on a fully-diluted basis, and existing equityholders of World Kitchen (other than the holders of World Kitchen's stock appreciation rights, who will receive only cash in respect of their applicable portion of the merger consideration) will have approximately 18.6% pro forma ownership. In addition, our board of directors took note of the fact that, if holders of 30% of the outstanding GPIA ordinary shares elect to redeem their ordinary shares in connection with the merger, GPIA's existing shareholders, including our Sponsor, will retain an ownership interest of approximately 78.6% of GPIA, of which our Sponsor, through its affiliated entities, will become the largest single stockholder with approximately 35.5% pro forma ownership on a fully-diluted basis, and existing equityholders of World Kitchen (other than the holders of World Kitchen's stock appreciation rights, who will receive only cash in respect of their applicable portion of the merger consideration) will have approximately 21.4% pro forma ownership, in each case on the assumptions described elsewhere in this proxy statement/prospectus.

  •
  Presentations by GPIA's Financial Advisors and Duff & Phelps' Fairness Opinion.  Our board of directors and the special transaction committee considered the presentations of UBS and Duff & Phelps in connection with the business combination and the equity commitment, respectively. Our board of directors and the special transaction committee also considered the oral opinion of Duff & Phelps to the special transaction committee, subsequently confirmed by delivery of a written opinion, dated April 19, 2016, that, as of that date, and based upon and subject to the assumptions, limitations and qualifications contained in its opinion, the $10.00 per share to be received by the company in connection with our Sponsor's equity commitment was fair, from a financial point of view, to the company and its public shareholders. In determining not to obtain a fairness opinion from UBS, the GPIA board of directors considered, among other things, that in making its determination regarding the transaction it would rely on the financial analyses and advice it had received from UBS, analyses and information provided by management of GPIA and the directors' collective experience and judgment regarding business combination transactions. The special transaction committee, by nature as a specially formed committee of the board of directors, and the special transaction committee members, by nature as directors on GPIA's board of directors, were each privy to all materials provided to, presentations made to and discussions among the board of directors. In determining not to obtain a fairness opinion from UBS, the special transaction committee considered, among other things, that in making its determination regarding the transaction it would rely on the financial analyses and advice such directors serving on the special transaction committee had been provided by UBS to GPIA's board of directors and information provided by management of GPIA and the special transaction committee members' collective experience and judgment regarding business combination transactions. The GPIA board of directors and the special transaction committee further considered the potential benefit of receiving such an opinion as compared to the cost of obtaining such an opinion, the right of GPIA shareholders to have their shares redeemed by GPIA, and prevailing market practice regarding obtaining such an opinion. The presentations by GPIA's Financial Advisors and Duff & Phelps' Fairness Opinion are more fully described below under the captions "Description of Financial Analyses and Fairness Opinion of Duff & Phelps" and "Description of Discussion Materials of UBS".

        The GPIA board considered each of the above factors and elected to pursue a transaction with World Kitchen primarily because, in its judgment, GPIA has general advantages in several areas of GPIA's screening criteria, including, among other things, potential for organic growth, the prospects for creating value through new initiatives, and having multiple opportunities for expanding its business through new markets, such as Asia. The GPIA board believes that, in light of the forgoing, the business combination with World Kitchen presents an opportunity to increase shareholder value.

        The special transaction committee and GPIA's board of directors also gave consideration to the following negative factors (which are more fully described in the "Risk Factors" section of this proxy statement), although not weighted or presented in any order of significance:

  •
  World Kitchen faces intense competition and competitive pressures from other companies worldwide.

  •
  Changes in World Kitchen's wholesale customer purchasing practices, as well as changes at World Kitchen's large customers, or actions taken by them, and consolidation in the retail industry, could materially adversely affect World Kitchen's business.

  •
  Changes at World Kitchen's large customers, or actions taken by them, and consolidation in the retail industry could materially adversely affect World Kitchen's operating results.

  •
  The loss of certain licenses could materially adversely affect World Kitchen's operating margin and cash flow.

  •
  World Kitchen's international operations present special challenges that World Kitchen may not be able to meet, and this could materially adversely affect World Kitchen's financial results.

  •
  International suppliers subject World Kitchen to regional regulatory, political, economic and foreign currency exchange risks that could materially adversely affect World Kitchen's operating results.

  •
  Transportation disruptions and increased transportation costs could adversely affect World Kitchen's business.

  •
  World Kitchen's business requires it to maintain a large, fixed-cost base that can affect its profitability.

  •
  World Kitchen may not be able to adequately establish or protect its intellectual property rights, and the infringement or loss of World Kitchen's intellectual property rights could harm its business.

  •
  World Kitchen's brands are subject to reputational risks.

  •
  Product liability claims or product recalls could adversely affect World Kitchen's results of operations or harm World Kitchen's reputation or the value of its brands.

  •
  World Kitchen operates in a regulated environment that imposes significant compliance requirements. Non-compliance with these requirements could subject World Kitchen to sanctions and materially adversely affect World Kitchen's business.

  •
  World Kitchen's growth has, to a material extent, depended upon acquisitions and its strategy is likely to continue to involve acquisitions. World Kitchen may not be able to identify or complete future acquisitions or strategic alliances.

  •
  World Kitchen's ability to recognize the benefit of deferred tax assets is dependent upon future taxable income and the timing of difference reversals.

  •
  World Kitchen's pension plan and postemployment benefit plan are underfunded and, in the future, the underfunding levels of World Kitchen's plans could materially increase.

  •
  Charges related to employee pension and other postemployment benefit plans resulting from market risk and headcount realignment may adversely affect World Kitchen's results of operations and financial condition.

  •
  Unexpected equipment failures may lead to production curtailments or shutdowns, which could adversely affect World Kitchen's results of operations.

  •
  World Kitchen's product costs are subject to a high degree of price fluctuation.

  •
  World Kitchen sources some of its products from third-party suppliers located in Asia and Europe, which reduces World Kitchen's control over the manufacturing process and may cause variations in quality or delays in World Kitchen's ability to fill orders.

  •
  If World Kitchen or its suppliers are unable to obtain raw materials at favorable prices, it could adversely impact World Kitchen's results of operations and financial condition.

  •
  Natural gas, the principal fuel World Kitchen uses to manufacture its glass products, is subject to fluctuating prices that could adversely affect World Kitchen's results of operations and financial condition.

  •
  World Kitchen's business may be adversely impacted by work stoppages and other labor relations matters.

  •
  World Kitchen may not be able to adequately address the additional review and disclosure required in respect of "Conflict Minerals".

        The special transaction committee and our board of directors concluded that these risks could be managed or mitigated by GPIA or were unlikely to have a material impact on the business combination or GPIA, and that, overall, the potentially negative factors or risks associated with the business combination were outweighed by the potential benefits of the business combination to GPIA and its shareholders. The special transaction committee and our board of directors realized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons.

        The foregoing discussion is not meant to be exhaustive, but summarizes many, if not all, of the material factors considered by the special transaction committee and the GPIA board of directors in its consideration of the merger. After considering these and other factors, the special transaction committee and the GPIA board of directors concluded that the potential benefits of the merger outweighed the uncertainties and risks. In view of the variety of factors considered by the special transaction committee and the GPIA board of directors and the complexity of these factors, the special transaction committee and the GPIA board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the foregoing factors in reaching its determination and recommendations. Moreover, each member of the special transaction committee and the GPIA board of directors applied his or her own personal business judgment to the process and may have assigned different weights to different factors. The special transaction committee recommended that the board of directors approve the proposed business combination and all related documentation based upon the totality of the information presented to and considered by the special transaction committee. The GPIA board of directors unanimously approved the merger agreement, the merger and the other transactions contemplated by the merger agreement and recommends that shareholders adopt the merger agreement based upon the totality of the information presented to and considered by the board of directors.

        The existence of financial and personal interests of GPIA's directors may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of GPIA and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled "—Interests of GPIA's Directors and Officers in the Merger" for a further discussion of this.

Description of Financial Analyses and Fairness Opinion of Duff & Phelps

        The following is a brief summary of the material financial analyses performed by Duff & Phelps and reviewed with GPIA's board of directors on April 19, 2016 in connection with Duff & Phelps's opinion. The financial analyses summarized below include information presented in tabular format. In order for Duff & Phelps's financial analyses to be fully understood, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Duff & Phelps's financial analyses.

        Pursuant to an engagement letter dated April 13, 2016, the special transaction committee retained Duff & Phelps to serve as its independent financial advisor to provide an opinion in connection with our Sponsor's equity commitment. The special transaction committee retained Duff & Phelps based on Duff & Phelps' qualifications, reputation and experience in the valuation of businesses and securities in general, and its past experience with respect to World Kitchen in particular. Duff & Phelps is a premier global valuation and corporate finance advisor that is regularly engaged to provide financial advisory services, including fairness opinions and valuation advice in connection with mergers and acquisitions, leveraged buyouts, going-private, financing and recapitalization transactions.

        On April 18, 2016, Duff & Phelps delivered a written presentation and its oral opinion, to the special transaction committee that, as of that date, and based upon and subject to the assumptions, limitations and qualifications contained in its opinion, the $10.00 per share to be received by the company in connection with our Sponsor's equity commitment was fair, from a financial point of view, to the company and its public shareholders. Later that same day, Duff & Phelps delivered the same written presentation and its oral opinion to the same effect to the full board of directors. On April 19, 2016, Duff & Phelps confirmed its prior oral opinion and also delivered its written opinion to the board of directors. Duff & Phelps has provided its written consent to the reproduction of its opinion in this prospectus.

        The full text of Duff & Phelps' written opinion, dated April 19, 2016, which sets forth, among other things, certain assumptions made, certain matters considered, and certain limitations on the review undertaken in connection with the opinion, is attached as Annex H and is incorporated herein by reference. The opinion expressed by Duff & Phelps was provided for the information and assistance of the special transaction committee and the board of directors in connection with their consideration of our Sponsor's equity commitment, and such opinion does not constitute a recommendation as to any action that any shareholder of GPIA should take in connection with our Sponsor's equity commitment or any other transaction, and is not a recommendation as to how any shareholder should vote or otherwise act in connection with the merger or any other transaction. We urge you to read that opinion carefully and in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review undertaken in arriving at that opinion.

        Duff & Phelps' opinion (i) does not address the merits of the underlying business decision to enter into our Sponsor's equity commitment versus any alternative strategy or transaction; (ii) does not address the process through which the company has chosen to consider our Sponsor's equity commitment versus any alternative transaction; (iii) does not address any transaction related to our Sponsor's equity commitment; (iv) is not a recommendation as to how the special transaction committee, the board of directors or any shareholder should vote or act with respect to any matters relating to our Sponsor's equity commitment or the merger, or whether to proceed with our Sponsor's equity commitment or any related transaction, and (v) does not indicate that the consideration to be received by the company is the best possibly attainable under any circumstances; instead, it merely states whether such consideration is within a range suggested by certain financial analyses. The decision as to whether to proceed with our Sponsor's equity commitment or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which Duff & Phelps' opinion is based.

        Duff & Phelps' opinion was only one of many factors taken into consideration by the special transaction committee in making its determination with respect to our Sponsor's equity commitment. Duff & Phelps' opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party. Duff & Phelps has not undertaken, and is under no obligation, to update, revise, reaffirm or withdraw the opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of its opinion.

        While this summary describes the analysis and factors that Duff & Phelps deemed material in its presentation to the special transaction committee, it is not a comprehensive description of all analyses and factors considered by Duff & Phelps. The preparation of a financial opinion involves various subjective determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to particular circumstances. In arriving at its opinion, Duff & Phelps considered a number of analytical methodologies. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the strengths, weaknesses and applicability of any particular technique. While the conclusions reached in connection with each analysis were considered carefully by Duff & Phelps in arriving at its opinion, Duff & Phelps did not consider it practicable to, nor did it attempt to, assign relative weights to the individual analyses and specific factors considered in reaching its opinion. The conclusion reached by Duff & Phelps was based on all analyses and factors taken as a whole, and also on application of Duff & Phelps' own experience and judgment. This conclusion may involve significant elements of subjective judgment and qualitative analysis. No one method of analysis should be regarded as critical to the overall conclusion. Accordingly, Duff & Phelps believes that its analyses must be considered as a whole, and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading or incomplete view of the evaluation process underlying its opinion.

        In connection with its opinion, Duff & Phelps has made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff &

Phelps' procedures, investigations, and financial analyses with respect to the preparation of its opinion included, but were not limited to, the items summarized below:

  (a)
  Reviewed the following documents:

  (i)
  GPIA's annual report and audited financial statements on Form 10-K filed with the Securities and Exchange Commission for the fiscal year ended December 31, 2015;

  (ii)
  Unaudited financial information for World Kitchen for the fiscal years ended December 31, 2012 through 2015 and the two months ended February 28, 2016, which GPIA's management identified as being the most current financial statements available;

  (iii)
  Detailed financial projections for World Kitchen prepared by management of World Kitchen for the fiscal years ending December 31, 2016 through 2020 ("Management Projections");

  (iv)
  Other internal documents relating to the history, current operations, and probable future outlook of the company (after giving effect to the acquisition of World Kitchen); and

  (v)
  The draft Agreement and Plan of Merger, dated as of April 6, 2016, by and between the company and World Kitchen (the "draft merger agreement") and the draft equity commitment letter, dated as of April 16, 2016, by and between the company and our Sponsor (the "draft equity commitment", and together with the draft merger agreement, the "transaction agreements").

  (b)
  Discussed the information referred to above and the background and other elements of the proposed transaction with the management of GPIA;

  (c)
  Reviewed the historical trading price and trading volume of GPIA's common shares, and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

  (d)
  Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, and an analysis of selected transactions that Duff & Phelps deemed relevant; and

  (e)
  Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

        No limits were placed on Duff & Phelps by GPIA, the special transaction committee or the board of directors in terms of the information to which it had access or the matters it could consider.

        In performing its analyses and rendering its opinion with respect to the proposed transaction, Duff & Phelps, with the consent of the company:

  •
  Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including company management and World Kitchen, and did not independently verify such information;

  •
  Relied upon the fact that the special transaction committee, the board of directors and the company have been advised by counsel as to all legal matters with respect to our Sponsor's equity commitment, including whether all procedures required by law to be taken in connection with such transaction have been duly, validly and timely taken;

  •
  Assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expresses no opinion with respect to such projections or the underlying assumptions;

  •
  Assumed that information supplied and representations made by company management are substantially accurate regarding GPIA, World Kitchen and our Sponsor's equity commitment;

  •
  Assumed that the final versions of the merger agreement and the equity commitment letter will conform in all material respects to the drafts reviewed by Duff & Phelps;

  •
  Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of GPIA or World Kitchen, respectively, since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

  •
  Assumed that all of the conditions required to implement our Sponsor's equity commitment will be timely satisfied; and

  •
  Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of our Sponsor's equity commitment will be obtained without any adverse effect on GPIA or World Kitchen.

        To the extent that any of the foregoing assumptions or any of the facts on which Duff & Phelps' opinion is based prove to be untrue in any material respect, its opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps' analysis and in connection with the preparation of its opinion, Duff & Phelps made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in our Sponsor's equity commitment or the merger.

        Duff & Phelps prepared its opinion effective as of April 19, 2016. Duff & Phelps' opinion is necessarily based upon market, economic, financial and other conditions as they existed and could be evaluated as of that date, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion which may come or be brought to the attention of Duff & Phelps after the date of its opinion. In the event of any such change prior to the completion of our Sponsor's equity commitment, Duff & Phelps reserves the right to change, modify or withdraw its opinion.

        In rendering its opinion, Duff & Phelps did not express any opinion with respect to the amount or nature of any compensation to any of GPIA's officers, directors, or employees, or any class of such persons, or with respect to the fairness of any such compensation.

Overall Approach

        In preparing its opinion, Duff & Phelps analyzed our Sponsor's equity commitment within the broader context of GPIA's proposed merger with World Kitchen. Specifically, Duff & Phelps' quantitative analysis focused on a comparison of: (a) the $10.00 per share consideration to be received by GPIA in our Sponsor's equity commitment, with (b) Duff & Phelps' estimate as to the value of GPIA's common shares after giving pro forma effect to the merger.

Valuation Analysis

        In order to arrive at its estimated range of post-merger values for GPIA's common shares, Duff & Phelps first estimated GPIA's post-merger enterprise value by applying generally accepted valuation methodologies, including a discounted cash flow analysis ("DCF") and an analysis of valuation multiples derived from selected public companies.

Discounted Cash Flow Analysis

        Duff & Phelps performed a DCF analysis for GPIA utilizing projected unlevered free cash flows, after giving pro forma effect to the merger. The table below summarizes the Management Projections utilized by Duff & Phelps for its analysis.

(in $ millions)	2016P	2017P	2018P	2019P	2020P	2021P	2022P
Revenue	$687	$715	$744	$773	$794	$817	$840
Adjusted EBITDA(1)	$81	$87	$91	$95	$98	$100	$102
Capital Expenditures	$31	$31	$27	$27	$27	$28	$28

(1)
In arriving at Adjusted EBITDA, Duff & Phelps excluded the "other" income/expense line item from the Management Projections.

        Duff & Phelps derived a range of implied enterprise values using the Management Projections and applying a range of discount rates from 9.75% to 10.75%, based on an estimated weighted average cost of capital for GPIA, to calculate estimated present values of: (a) the estimated unlevered free cash flows of GPIA for the seven-year period ending December 31, 2022, and (b) an estimated terminal value of GPIA as of December 31, 2022 derived by applying a perpetuity growth rate of 3.0%, reflecting an estimated long-term general economic growth rate and company management's guidance regarding long-term business prospects, to the estimated normalized terminal unlevered free cash flows of GPIA. Based on this analysis, Duff & Phelps derived an indicative range of total enterprise values for GPIA, pro forma for the completion of the merger, from $450 million to $510 million.

Market Approach

        Duff & Phelps also used a market approach, which consisted of applying a range of selected valuation multiples to World Kitchen's adjusted EBITDA minus capital expenditures for calendar 2015 (actual) and 2016 (projected). Duff & Phelps selected EBITDA minus capital expenditures as the most relevant financial metric for its analysis because it more accurately reflects available unlevered cash flow given different capital spending needs of World Kitchen relative to certain selected public companies.

Selected Public Companies Analysis

        Duff & Phelps selected five publicly traded companies that have relevant similarities to World Kitchen based on their product offerings and markets served. No company considered in this analysis is identical to World Kitchen and, accordingly, a public company analysis involves complex and subjective considerations and judgments concerning differences in financial and operating characteristics of businesses and other factors that affect trading prices and overall valuation of the various companies being compared. Mathematical analysis alone, such as determining the mean or median, is not in itself a meaningful method of using selected public company data. The selected public companies, along with the relevant valuation multiples, are shown below.

Enterprise Value as a Multiple of
Selected Public Company	2015 EBITDA Minus CapEx	2016 EBITDA Minus CapEx
Libbey Inc.	11.7x	11.2x
Lifetime Brands, Inc.	8.1x	NA
Newell Rubbermaid Inc.	18.9x	15.8x
SEB SA	13.2x	11.6x
Tupperware Brands Corporation	11.4x	11.2x

Note: Newell Rubbermaid is presented pro forma for the acquisition of Jarden Corp.

Source: S&P Capital IQ, SEC Filings, Annual and Interim Reports.

Application of Selected Multiples

        In selecting multiples, Duff & Phelps reviewed the selected public companies taken as a group. When selecting appropriate multiples to apply to the pro forma financial performance of World Kitchen, Duff & Phelps used a qualitative and quantitative assessment of the post-merger company relative to the selected public companies based on historical financial performance, expected future performance, financial strength, and size, among other factors.

        Based on the risk analysis described above and all other factors that it deemed relevant, Duff & Phelps selected the valuation multiples shown in the table below and arrived at a concluded enterprise value range of $500 million to $550 million based its analysis of selected public companies.

($ in millions)	Selected Multiple Range	Company Performance	Enterprise Value Range
Metric
EV / 2015 Adjusted EBITDA less Capex	10.0x - 11.0x	$48	$478 - $526
EV / 2016 Adjusted EBITDA less Capex	10.5x - 11.5x	$50	$527 - $577
Concluded Enterprise Value Range			$500 - $550

Valuation Analysis Conclusions

        Combining the DCF analysis and the selected public companies analysis, Duff & Phelps concluded on a range of pro forma enterprise values from $500 million to $550 million, including approximately $19 million in value derived from future tax savings from the utilization of net operating loss carryforwards. After adjusting for pro forma cash and debt expected to be outstanding after the closing of the merger, Duff & Phelps' analysis resulted in a range of total equity value from $270 million to $320 million. Duff & Phelps then deducted the estimated value of outstanding warrants to arrive at a range of value attributable to common shares outstanding and then divided that value by 33.21 million pro forma shares outstanding to arrive at an estimated post-merger valuation range of $7.81 per share to $9.10 per share. Based on the estimated range of post-merger common stock value, as compared with the $10.00 per share to be received by GPIA in our Sponsor's equity commitment, Duff & Phelps observed that its analysis supported a determination of fairness from a financial point of view.

Additional Considerations

        In addition to its fundamental valuation analysis described above, Duff & Phelps also considered the following factors:

  •
  In its initial public offering, investors paid $10.00 per unit, with each unit consisting of one share of company common shares and one-half of one warrant to purchase company common shares. Because some value must be ascribed to the one-half warrant included in each unit, investors actually paid less than $10.00 per common share in our initial public offering.

  •
  From the date that GPIA's common shares became separately tradeable through the day preceding the date of Duff & Phelps' opinion, GPIA's common shares traded in a range between $9.51 and $9.79 per share.

  •
  Public shareholders of GPIA who choose to have their shares redeemed prior to completion of GPIA's merger with World Kitchen are expected to receive approximately $10.00 per share.

  •
  The current equityholders of World Kitchen have agreed to accept GPIA's common shares as a part of their consideration, with an agreed upon value of $10.00 per share ascribed to the common shares portion of their consideration.

Disclosure of Prior Relationships

        Duff & Phelps has acted as financial advisor to the special transaction committee and will receive a fee for its services. No portion of Duff & Phelps' fee is contingent upon either the conclusion expressed in its opinion or whether or not our Sponsor's equity commitment or any other transaction is successfully consummated. Pursuant to the terms of its engagement letter, a portion of Duff & Phelps' fee was payable upon Duff & Phelps' stating to the special transaction committee that it was prepared to deliver its opinion. During the two years preceding the date of its opinion, Duff & Phelps provided valuation advisory services to World Kitchen for internal planning purposes and in connection with World Kitchen's equity compensation plan. For these prior engagements, Duff & Phelps received customary fees, expense reimbursement, and indemnification. Other than as noted above, during the two years preceding the date of this opinion, Duff & Phelps has not had any material relationship with any party to our Sponsor's equity commitment for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Fees and Expenses

        Pursuant to its engagement letter with GPIA, Duff & Phelps is entitled to receive total professional fees in the amount of $225,000, due and payable as follows: a $112,500 retainer due upon execution of the engagement letter, and $112,500 payable upon Duff & Phelps informing the special transaction committee that it was prepared to deliver its opinion. GPIA has also agreed to reimburse Duff & Phelps for its reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Duff & Phelps, its affiliates, and each of their respective directors, officers, attorneys and other agents, stockholders, employees and controlling persons against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of Duff & Phelps' engagement.

Description of Discussion Materials of UBS

        The following is a brief summary of the discussion materials presented by UBS and reviewed with GPIA's board of directors. Such discussion materials were originally prepared by UBS in connection with discussions between GPIA and UBS about the possibility of UBS rendering such a fairness opinion to the GPIA board of directors, prior to GPIA determining it would not request a fairness opinion related to the merger from UBS. The GPIA board of directors did not request, and UBS did not, (i) render any opinion as to the fairness of the consideration or any other aspect of the merger to GPIA, Sponsor, World Kitchen or any other person or (ii) except as summarized below, provide any other valuation of World Kitchen for the purpose of assessing the fairness of the consideration to GPIA, Sponsor, World Kitchen or any other person. Because UBS did not render any opinion as to the fairness of the consideration or any other matter, UBS did not follow the procedures that it would ordinarily follow in connection with rendering an opinion, in particular, an authorized committee of UBS did not review and approve the materials presented to the board. UBS delivered its financial analysis for the information and assistance of the GPIA board in connection with its consideration of the merger. UBS did not make, and their financial analysis does not constitute, a recommendation to the GPIA board with respect to the merger or any other matter.

UBS Discussion Materials

        GPIA retained UBS to act as financial advisor to GPIA's board of directors. The GPIA board of directors did not request, and UBS did not, (i) render any opinion as to the fairness of the consideration or any other aspect of the merger to GPIA, Sponsor, World Kitchen or any other person or (ii) except as summarized below, provide any other valuation of World Kitchen for the purpose of assessing the fairness of the consideration to GPIA, Sponsor, World Kitchen or any other person. Because UBS did not render any opinion as to the fairness of the consideration or any other matter, UBS did not follow the procedures that it would ordinarily follow in connection with rendering an opinion, in particular, an authorized committee of UBS did not review and approve the materials presented to the board. UBS presented its final discussion materials to the GPIA's board of directors on April 19, 2016. UBS presented its discussion materials for the information and assistance of the GPIA board of directors in connection with its consideration of the merger. UBS did not make, and their financial analysis does not constitute, a recommendation to the GPIA board with respect to the merger or any other matter.

        In connection with preparing its discussion materials for GPIA's board of directors, UBS performed a variety of financial analyses, which are noted below. With the consent of GPIA's board of directors, UBS assumed and relied upon, without independent verification, the accuracy and completeness in all material aspects of the information provided to or reviewed by UBS for the purpose of preparing the discussion materials. In addition, with the consent of GPIA's board of directors, UBS did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of GPIA, Sponsor or World Kitchen, nor was UBS furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates reviewed, UBS assumed, at the direction of GPIA's board of directors, that they were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of World Kitchen as to the future financial performance of World Kitchen.

        The consideration to be paid by GPIA was determined through negotiations between GPIA and World Kitchen and the decision by GPIA to enter into the merger was solely that of GPIA's board of directors. UBS's discussion materials were only one of many factors considered by GPIA's board of directors in its evaluation of the merger. While UBS provided advice to GPIA's board of directors during GPIA's negotiations with World Kitchen, GPIA's board of directors determined the consideration and UBS did not recommend any specific amount or type of consideration.

Summary of April 19, 2016 Discussion Materials

        The following is a brief summary of the discussion materials prepared by UBS and reviewed with GPIA's board of directors on April 19, 2016.

Selected Companies Analyses

        UBS compared selected financial data of World Kitchen with corresponding data of the following selected public companies in the United States and Europe engaged in selling kitchenware products with an enterprise value above $250 million (the "selected companies"):

        Selected Companies

  •
  De'Longhi S.p.A

  •
  Libbey, Inc.

  •
  Nobia AB

  •
  Groupe SEB

  •
  Tupperware Brands

        UBS reviewed, among other things, the enterprise values, calculated based on closing stock prices on April 15, 2016, the last practicable price date prior to GPIA's board of directors' approval of the transaction, of each of the selected companies as a multiple of adjusted calendar year 2015 actual and 2016 estimated EBITDA of such selected company. This analysis resulted in a 2015 and a projected 2016 enterprise value/EBITDA multiple average of 8.9x and 8.5x respectively, as compared to 6.5x and 6.4x multiples, respectively, for World Kitchen, resulting in an estimated enterprise value of approximately $500 million to $650 million for World Kitchen.

Selected Transactions Analysis

        UBS Reviewed publicly available information relating to the following selected transactions above $100 million in enterprise value since 2010 in the United States and Europe of manufacturers and marketers of Direct-to-Consumer kitchenware products (the "selected transactions"):

Announcement Date	Acquiror	Target
May 2015	Fiskars Corporation	WWRD US, LLC
January 2013	ROI Acquisition Corp.	EveryWare Global, Inc.
July 2012	KKR & Co. L.P.	WMF Group GmbH

        UBS reviewed, among other things, enterprise values of the target company in each of the selected transactions as a multiple of the last twelve months EBITDA of such target company. This analysis resulted in an enterprise value/EBITDA median and mean multiple of 7.1x, as compared to 7.2x and 6.9x for World Kitchen using last twelve months EBITDA as of March 31, 2016 and estimated EBITDA as of June 30, 2016 respectively, resulting in an estimated enterprise value of approximately $450 million to $550 million for World Kitchen.

Discounted Cash Flow Analyses

        UBS performed discounted cash flow analyses on World Kitchen and calculated ranges of implied present values (using the mid-year convention) of the standalone, unlevered, after-tax, free cash flows that World Kitchen was forecasted to generate in the second half of calendar year 2016 through calendar year 2020 and of terminal values for World Kitchen. Implied terminal values were derived by applying to World Kitchen's calendar year 2020 estimated EBITDA a range of estimated terminal last twelve months EBITDA multiples of 6.5x to 7.5x. Present values of cash flows and terminal values were calculated using discount rates ranging from 9.0% to 10.0%, reflecting estimates of World Kitchen's weighted average cost of capital. The discounted cash flow analysis resulted in an estimated enterprise value of $561 million to $647 million for World Kitchen.

Miscellaneous

        Under the terms of UBS's engagement, GPIA agreed to pay UBS for its financial advisory services in connection with the transaction payable upon the consummation of the merger. In addition, GPIA agreed to reimburse UBS for its reasonable expenses, including fees, disbursements and other charges of counsel, and to indemnify UBS and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement. In the past, UBS and its affiliates have provided investment banking and financial advisory services to World Kitchen, Sponsor and Sponsor's affiliates unrelated to the merger, for which UBS and its affiliates received compensation. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of World Kitchen, GPIA, Sponsor and Sponsor's affiliates and, accordingly, may at any time hold a long or short position in such securities.

        GPIA selected UBS as its financial advisor in connection with the transaction because UBS is an internationally recognized investment banking firm with substantial experience in similar transactions. UBS is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, and private placements.

Projected Financial Information

        World Kitchen does not normally publicly disclose long-term projections as to future revenue, earnings or other results due to, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. However, in connection with the evaluation of the merger, GPIA reviewed certain non-public financial information provided by World Kitchen management and incorporated such information into its financial forecasts. The forecasts reflect certain adjustments made by GPIA management, which were based on GPIA's due diligence of World Kitchen and certain assumptions regarding the projected financial performance of World Kitchen through 2022. Copies of the non-public financial information and forecasts also were provided to GPIA's financial advisors. While Duff & Phelps used the projected financial information through 2022 for its analysis, UBS and GPIA management used only the period covering the second half of 2016 through 2020 (based on GPIA management's belief that such projections were stabilized as of 2020). A summary of such prospective financial information is included in the summary of Duff & Phelps' Discounted Cash Flow Analysis on page 146 and in the table below.

        The projections below are not a reliable indication of future results, and GPIA and its management team do not endorse the projections as such, and they do not make any representation to readers of this document concerning the ultimate performance of World Kitchen. GPIA is including these projections in this document solely because it was among the financial information made available to the board of directors in connection with their evaluation of the merger, and not to influence your decision on how to vote on any proposal.

        The following table summarizes the projections used by the board of directors for purposes of its consideration of the merger.

	World Kitchen Projections
	2H 2016E	2017E	2018E	2019E	2020E
	(in millions, except per share data)
Sales	$391	$714	$743	$772	$794
Adjusted EBITDA	53	84	88	93	95

        The foregoing projections include "Adjusted EBITDA" which is a non-GAAP financial measure. This non-GAAP financial measures is a key measure used to evaluate profitability and operating performance. GPIA believes such measure, when viewed in conjunction with its consolidated financial statements, consistency and comparability with World Kitchen's past financial performance, facilitate period-to-period comparisons of operating performance and may facilitate comparisons with other companies. GPIA uses these measures in conjunction with GAAP operating performance measures as part of its overall assessment of World Kitchen's performance.

        Undue reliance should not be placed on these measures as World Kitchen's only measures of operating performance, nor should such measures be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Non-GAAP financial measures may not be comparable to similarly titled amounts used by other companies. The following table provides a reconciliation of such non-GAAP financial measures to GAAP financial measures.

	World Kitchen Projections Non-GAAP Reconciliation (in millions)
	2016E	2017E	2018E	2019E	2020E
Revenue	$686	$714	$743	$772	$794
(–) Cost of Goods Sold	(482)	(497)	(515)	(534)	(547)
Gross Profit	204	217	228	238	246
(–) Corporate Expenses(1)	(168)	(169)	(172)	(177)	(182)
Other	(15)	—	—	—	—
EBIT	21	48	56	61	64
(–) Interest and Taxes	(21)	(29)	(30)	(32)	(32)
Net Income	0	19	25	29	32
EBIT	21	48	56	61	64
Depreciation and Amortization(2)	36	35	33	32	31
Adjustments to EBITDA	20	1	—	—	—
Adjusted EBITDA	78	84	88	93	95

*
Amounts may not sum due to rounding.

(1)
Corporate Expenses include advertising and promotional expenses, sales and general expenses and other expenses, both cash and non-cash.

(2)
Depreciation and Amortization includes both Cost of Goods Sold depreciation and amortization (89% of total) and Corporate Expenses depreciation and amortization (11% of total).

Satisfaction of 80% Test

        It is a requirement under GPIA's amended and restated memorandum and articles of association that any business acquired by GPIA have a fair market value equal to at least 80% of the balance of the funds in the trust account at the time of the execution of a definitive agreement for an initial business combination. Based on the financial analysis of World Kitchen generally used to approve the transaction, the GPIA board of directors determined that this requirement was met. The board determined that the consideration being paid in the merger, which amount was negotiated at arms-length, were fair to and in the best interests of GPIA and its shareholders and appropriately reflected World Kitchen's value. In reaching this determination, the board concluded that it was appropriate to base such valuation in part on qualitative factors such as management strength and depth, competitive positioning, customer relationships, and technical skills, as well as quantitative factors such as World Kitchen's historical growth rate and its potential for future growth in revenues and profits. GPIA's board of directors believes that the financial skills and background of its members qualify it to conclude that the acquisition of World Kitchen met this requirement.

Interests of GPIA's Directors and Officers in the Merger

        When you consider the recommendation of GPIA's board of directors in favor of approval of the merger proposal, you should keep in mind that GPIA's initial shareholders, including its directors and executive officers, have interests in such proposal that are different from, or in addition to those of GPIA shareholders and warrant holders generally. These interests include, among other things, the interests listed below:

  •
  If we do not consummate a business combination transaction by May 26, 2017, which is 24 months from the closing of our initial public offering, we would cease all operations except for the purpose of winding up, redeeming all of the outstanding public shares for cash and, subject to the approval of our remaining shareholders and our board of directors, dissolving and liquidating, subject in each case to our obligations under the Cayman Islands Companies Law to provide for claims of creditors and the requirements of other applicable law. In such event, the 4,312,500 founder shares owned by our initial shareholders would be worthless because following the redemption of the public shares, we would likely have few, if any, net assets and because our initial shareholders have agreed to waive their rights to liquidating distributions from the trust account with respect to the founder shares if we fail to complete a business combination within the required period. Our Sponsor purchased the founder shares prior to our initial public offering for an aggregate purchase price of $25,000, or approximately $0.006 per share. Such founder shares had an aggregate market value of $41,615,625 based upon the closing price of $9.65 per share on the NASDAQ on July 20, 2016, the most recent closing price.

  •
  In addition, simultaneously with the closing of our initial public offering, GPIA consummated the sale of 6,062,500 private placement warrants at a price of $1.00 per warrant in a private placement to our Sponsor. In addition, an affiliate of our Sponsor owns 52,100 warrants that were acquired by such affiliate in the secondary market following our initial public offering. The warrants are each exercisable for one ordinary share at $11.50 per share. If we do not consummate a business combination transaction by May 26, 2017, then the proceeds from the sale of the private placement warrants will be part of the liquidating distribution to the public shareholders and the warrants held by our Sponsor and its affiliate will be worthless. The warrants held by our Sponsor and its affiliate had an aggregate market value of $4,738,815 based upon the closing price of $0.775 per warrant on the NASDAQ on July 25, 2016, the most recent closing price.

  •
  Each of our directors and executive officers will continue to be directors and officers of WDKN after the consummation of the merger. As such, in the future they will receive any cash fees,

    stock options or stock awards that the WDKN board of directors determines to pay to its directors and executive officers.

  •
  In order to protect the amounts held in the trust account, our Sponsor has agreed that it will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the trust account. This liability will not apply with respect to any claims by a third-party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the trust account or to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act.

  •
  Following consummation of the merger, our Sponsor would be entitled to the repayment of any working capital loan and advances that have been made to GPIA and remain outstanding. As of the date of this proxy statement/prospectus, our Sponsor has not made any working capital loans to us. Up to $1,000,000 of working capital loans may be convertible into warrants of WDKN at a price of $1.00 per warrant at the option of the lender. Such warrants would be identical to the private placement warrants. The terms of such working capital loans have not been determined and no written agreements exist with respect to the working capital loans. If we do not complete an initial business combination within the required period, we may use a portion of our working capital held outside the trust account to repay the working capital loans, but no proceeds held in the trust account would be used to repay the working capital loans.

  •
  Following consummation of the merger, our Sponsor, our officers and directors and their respective affiliates would be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by GPIA from time to time, made by our Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. However, if we fail to consummate a business combination within the required period, our Sponsor and our officers and directors and their respective affiliates will not have any claim against the trust account for reimbursement.

Recommendation of GPIA's Board of Directors

        After careful consideration of the matters described above, and particularly World Kitchen's historical financial performance, potential for growth and profitability, the experience of World Kitchen's management, World Kitchen's competitive positioning, its customer relationships and technical skills, GPIA's board of directors determined unanimously that each of the merger proposal, the domestication proposal and the adjournment proposal, if presented, are in the best interests of GPIA and its shareholders. GPIA's board of directors has approved and declared advisable and unanimously recommends that you vote or give instructions to vote "FOR" each of these proposals.

        The foregoing discussion of the information and factors considered by the GPIA board of directors is not meant to be exhaustive, but includes the material information and factors considered by the GPIA board of directors.

Anticipated Accounting Treatment of the Merger

        The merger will be accounted for as a purchase in accordance with GAAP. Under this method of accounting, the assets (including identifiable intangible assets) and liabilities of World Kitchen as of the effective time of the merger will be recorded at their respective fair values and added to those of GPIA. Any excess of the purchase price over the fair value is recorded as goodwill. Consolidated financial statements of WDKN issued after the merger will reflect these fair values.

Regulatory Matters

        The merger and the transactions contemplated by the merger agreement are not subject to any additional federal or state regulatory requirement or approval, except for (i) required filings under the HSR Act and (ii) filings with the Cayman Islands and the State of Delaware necessary to effectuate the transactions contemplated by the merger agreement. On May 10, 2016, GPIA and World Kitchen received early termination of the waiting period under the HSR Act.

Vote Required for Approval

        The approval of the merger proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the then outstanding GPIA ordinary shares who, being present and entitled to vote at the general meeting, vote at the general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the general meeting.

Recommendation of the GPIA Board of Directors

        THE GPIA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE GPIA SHAREHOLDERS VOTE "FOR" THE APPROVAL OF THE MERGER PROPOSAL.

        The existence of financial and personal interests of GPIA's directors may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of GPIA and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled "—Interests of GPIA's Directors and Officers in the Merger" for a further discussion of this.

THE DOMESTICATION PROPOSAL

Overview

        As discussed in this proxy statement/prospectus, if the merger proposal is approved, then GPIA is asking its shareholders to approve the domestication proposal. Under the merger agreement, the approval of the domestication proposal is also a condition to the consummation of the merger. If, however, the domestication proposal is approved, but the merger proposal is not approved, then neither the domestication nor the merger will be consummated.

        As a condition to closing the merger pursuant to the terms of the merger agreement, the board of directors of GPIA has unanimously approved a change of GPIA's jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the "domestication"). To effect the domestication, GPIA will file a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which GPIA will be domesticated and continue as a Delaware corporation, at which time GPIA will change its name, in connection with the effectiveness of the merger, to "World Kitchen Group, Inc.". We refer to GPIA following effectiveness of the domestication as "WDKN". On the effective date of the domestication, each currently issued and outstanding ordinary share, par value $0.0001 per share, of GPIA will automatically convert by operation of law, on a one-for-one basis, into shares of common stock, par value $0.0001 per share, of World Kitchen Group, Inc. Similarly, our outstanding warrants will become warrants to acquire the corresponding shares of WDKN common stock and no other changes will be made to the terms of any outstanding warrants as a result of the domestication.

        The domestication proposal, if approved, will approve a change of GPIA's jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while GPIA is currently governed by the Cayman Islands Companies Law, upon domestication, WDKN will be governed by the DGCL. We encourage shareholders to carefully consult the information set out below under "Comparison of Corporate Governance and Shareholder Rights". Additionally, we note that if the domestication proposal is approved, then GPIA will also ask its shareholders to approve the organizational documents proposals (discussed below), which, if approved, will replace the current amended and restated memorandum and articles of association of GPIA under the Cayman Islands Companies Law (the "Existing Organizational Documents") with a new certificate of incorporation and bylaws of WDKN under the DGCL (the "Proposed Organizational Documents"). The Proposed Organizational Documents differ in certain material respects from the Existing Organizational Documents and we encourage shareholders to carefully consult the information set out below under "The Organizational Documents Proposals", the Existing Organizational Documents of GPIA, attached hereto as Annex B and the Proposed Organizational Documents of WDKN, attached hereto as Annexes C and D.

Reasons for the Domestication

        Our board of directors believes that there are significant advantages to WDKN that will arise as a result of a change of domicile to Delaware. Further, our board of directors believes that any direct benefit that Delaware law provides to a corporation also indirectly benefits the stockholders, who are the owners of the corporation. The board of directors believes that there are several reasons why a reincorporation in Delaware is in the best interests of Company and its shareholders. As explained in more detail below, these reasons can be summarized as follows:

  •
  Prominence, Predictability, and Flexibility of Delaware Law.  For many years Delaware has followed a policy of encouraging incorporation in its state and, in furtherance of that policy, has been a leader in adopting, construing, and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. Many corporations have chosen Delaware initially as a state of incorporation or have subsequently changed corporate domicile to Delaware. Because of Delaware's prominence as the state of incorporation for many major corporations, both the legislature and courts in Delaware have demonstrated the ability and a willingness to act quickly and effectively to meet changing business needs. The DGCL is frequently revised and updated to accommodate changing legal and business needs and is more comprehensive, widely used and interpreted than other state corporate laws. This favorable corporate and regulatory environment is attractive to businesses such as ours. Based on publicly available data, over half of publicly-traded corporations in the United States and 60% of all Fortune 500 companies are incorporated in Delaware.

  •
  Well-Established Principles of Corporate Governance.  There is substantial judicial precedent in the Delaware courts as to the legal principles applicable to measures that may be taken by a corporation and to the conduct of a corporation's board of directors, such as under the business judgment rule and other standards. Because the judicial system is based largely on legal precedents, the abundance of Delaware case law provides clarity and predictability to many areas of corporate law. Such clarity would be advantageous to WDKN, its board of directors and management to make corporate decisions and take corporate actions with greater assurance as to the validity and consequences of those decisions and actions. Further, investors and securities professionals are generally more familiar with Delaware corporations, and the laws governing such corporations, increasing their level of comfort with Delaware corporations relative to other jurisdictions. The Delaware courts have developed considerable expertise in dealing with corporate issues, and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to corporate legal affairs. Moreover, Delaware's vast body of law on the fiduciary duties of directors provides appropriate protection for WDKN's stockholders from possible abuses by directors and officers.

  •
  Increased Ability to Attract and Retain Qualified Directors.  Reincorporation from the Cayman Islands to Delaware is attractive to directors, officers, and stockholders alike. WDKN's incorporation in Delaware may make WDKN more attractive to future candidates for our board of directors, because many such candidates are already familiar with Delaware corporate law from their past business experience. To date, we have not experienced difficulty in retaining directors or officers, but directors of public companies are exposed to significant potential liability. Thus, candidates' familiarity and comfort with Delaware laws—especially those relating to director indemnification (as discussed below)—draw such qualified candidates to Delaware corporations. Our board of directors therefore believes that providing the benefits afforded directors by Delaware law will enable WDKN to compete more effectively with other public companies in the recruitment of talented and experienced directors and officers. Moreover, Delaware's vast body of law on the fiduciary duties of directors provides appropriate protection for our stockholders from possible abuses by directors and officers.

    The frequency of claims and litigation pursued against directors and officers has greatly expanded the risks facing directors and officers of corporations in carrying out their respective duties. The amount of time and money required to respond to such claims and to defend such litigation can be substantial. While both Cayman and Delaware law permit a corporation to include a provision in its governing documents to reduce or eliminate the monetary liability of directors for breaches of fiduciary duty in certain circumstances, we believe that, in general, Delaware law is more developed and provides more guidance than Cayman law on matters regarding a corporation's ability to limit director liability. As a result, we believe that the corporate environment afforded by Delaware will enable the surviving corporation to compete more effectively with other public companies in attracting and retaining new directors.

Anticipated Accounting Treatment of the Domestication

        There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of GPIA as a result of domestication. The business, capitalization, assets and liabilities and financial statements of WDKN immediately following the domestication will be the same as those of GPIA immediately prior to the domestication.

Vote Required for Approval

        The approval of the domestication proposal requires a special resolution under the Cayman Islands Companies Law, being the affirmative vote of the holders of at least two-thirds of the then outstanding GPIA ordinary shares who, being present and entitled to vote at the general meeting, vote at the general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the general meeting.

        The domestication proposal is conditioned on the approval of the merger proposal. Therefore, if the merger proposal is not approved, the domestication proposal will have no effect, even if approved by holders of GPIA ordinary shares.

Recommendation of the GPIA Board of Directors

        THE GPIA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT GPIA SHAREHOLDERS VOTE "FOR" THE APPROVAL OF THE DOMESTICATION PROPOSAL.

        The existence of financial and personal interests of GPIA's directors may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of GPIA and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled "The Merger Proposal—Interests of GPIA's Directors and Officers in the Merger" for a further discussion of this.

THE ORGANIZATIONAL DOCUMENTS PROPOSALS

        If the domestication proposal is approved and the business combination is to be consummated, GPIA will replace the current amended and restated memorandum of association of GPIA under the Cayman Islands Companies Law (the "Existing Memorandum") and the current articles of association of GPIA (the "Existing Articles" and, together with the Existing Memorandum, the "Existing Organizational Documents"), in each case, under the Cayman Islands Companies Law, with a new certificate of incorporation (the "Proposed Charter") and bylaws (the "Proposed Bylaws" and, together with the Proposed Charter, the "Proposed Organizational Documents") of WDKN, in each case, under the DGCL.

        GPIA's shareholders are asked to consider and vote upon and to approve by special resolution eight separate proposals (collectively, the "organizational documents proposals") in connection with the replacement of the Existing Organizational Documents with the Proposed Organizational Documents. The organizational documents proposals are conditioned on the approval of the domestication proposal, and, therefore, also conditioned on approval of the merger proposal. Therefore, if the merger proposal and the domestication proposal are not approved, the organizational documents proposals will have no effect, even if approved by holders of GPIA ordinary shares.

        The Proposed Organizational Documents differ materially from the Existing Organizational Documents. The following table sets forth a summary of the principal changes proposed to be made between our existing memorandum and articles of association and the proposed certificate of incorporation and proposed bylaws for WDKN. This summary is qualified by reference to the complete text of the Existing Organizational Documents of GPIA, attached to this proxy statement/prospectus as Annex B, the complete text of the proposed charter, a copy of which is attached to this proxy statement/prospectus as Annex C and the complete text of the proposed bylaws, a copy of which is attached to this proxy statement/prospectus as Annex D. All stockholders are encouraged to read each of the Proposed Organizational Documents in its entirety for a more complete description of its terms. Additionally, as the Existing Organizational Documents are governed by the Cayman Islands Companies Law and the Proposed Organizational Documents will be governed by the DGCL, we encourage shareholders to carefully consult the information set out under the "Comparison of Corporate Governance and Shareholder Rights" section of this proxy statement/prospectus.

	Existing Organizational Documents	Proposed Organizational Documents
Authorized Shares(Organizational Documents Proposal A)	The Existing Organizational Documents authorize 420,000,000 shares, consisting of 400,000,000 common shares and 20,000,000 preferred shares.	The Proposed Organizational Documents authorize 620,000,000 shares, consisting of 600,000,000 shares of common stock and 20,000,000 shares of preferred stock.
	See paragraph 5 of the Existing Memorandum.	See Article Fourth of the Proposed Charter.

	Existing Organizational Documents	Proposed Organizational Documents
Authorize the Board of Directors to Issue Preferred Stock Without Stockholder Consent (Organizational Documents Proposal B)

The Existing Organizational Documents authorize the issuance of 20,000,000 preferred shares with such designation, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered under the Existing Organizational Documents, without shareholder approval, to issue preferred shares with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of ordinary shares.

See paragraph 5 of the Existing Memorandum and Article 3 of the Existing Articles.

The Proposed Organizational Documents authorize the board of directors to issue all or any shares of preferred stock in one or more classes or series and to fix for each such class or series such voting powers, full or limited, or no voting powers, and such distinctive designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as the board of directors may determine.

See Article Fourth of the Proposed Charter.

Removal of Directors Only For Cause(Organizational DocumentsProposal C)

Upon the first to occur of the consummation of any business combination and the distribution of the trust fund, the Existing Organizational Documents provide that the directors of GPIA may be removed by an ordinary resolution (being a resolution passed by a simple majority of the shareholders as, being entitled to do so, vote at a general meeting and includes an unanimous written resolution).

See Article 28 of the Existing Articles.

The Proposed Organizational Documents provide that the directors of WDKN may only be removed for cause and only by the affirmative vote of at least two-thirds of the issued and outstanding voting power of the capital stock of WDKN. Additionally, a decrease in the size of the board of directors will not have the effect of removing any incumbent director before his or her term expires.

See Article Sixth of the Proposed Charter and Section 3.1 of the Proposed Bylaws.

Ability of Stockholders to Call a Special Meeting(Organizational DocumentsProposal D)

The Existing Organizational Documents provide that the board of directors shall, on a shareholders' requisition, proceed to convene an extraordinary general meeting of GPIA, provided that the requesting shareholder holds not less than 10% in par value of the issued shares entitled to vote at a general meeting.

See Article 19 of the Existing Articles.

The Proposed Organizational Documents permit the stockholders who hold at least two-thirds of the outstanding capital stock of WDKN to call a special meeting.

See Article Eighth of the Proposed Charter.

Shareholder/Stockholder Written Consent In Lieu of a Meeting(Organizational DocumentsProposal E)	The Existing Organizational Documents provide that resolutions may be passed by a vote in person, by proxy at a general meeting, or by unanimous written resolution.

The Proposed Organizational Documents allow stockholders to vote in person or by proxy at a meeting of stockholders, but prohibit the ability of stockholders to act by written consent in lieu of a meeting.

	See Article 1 of the Existing Articles.	See Article Ninth of the Proposed Charter.

	Existing Organizational Documents	Proposed Organizational Documents
Amendments of Organizational Documents(Organizational DocumentsProposal F)

The Existing Organizational Documents require a special resolution (being either (i) a resolution passed by a majority of at least two-thirds of GPIA's shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution or (ii) a unanimous written resolution of GPIA's shareholders) to amend the Existing Organizational Documents.

See Article 17 of the Existing Articles.

The Proposed Organizational Documents require the affirmative vote of at least two-thirds of the voting power of WDKN's then outstanding capital stock entitled to vote to amend either of the Proposed Charter (other than the articles thereof relating to the WDKN's name, address and registered office, purpose and matters related to WDKN's common and preferred stock) and the Proposed Bylaws.

See Articles Thirteenth and Fourteenth of the Proposed Charter.

Opt Out of DGCL §203 (Organizational DocumentsProposal G)	The Existing Organizational Documents do not contain a provision relating to Section 203 of the DGCL.

The Proposed Organizational Documents provide that WDKN will not be governed by Section 203 of the DGCL and, instead, include a provision that is substantially similar to Section 203 but carves out our Sponsors and its successors, certain affiliates and each of their transferees from the definition of "interested stockholder".

See Article Eleventh of the Proposed Charter.

Corporate Name(Organizational DocumentsProposal H)	Our Existing Organizational Documents provide the name of the company is "GP Investments Acquisition Corp.".	The Proposed Organizational Documents provide the new name of the corporation to be "World Kitchen Group, Inc.".
	See paragraph 1 of the Existing Memorandum.	See Article First of the Proposed Charter.
Perpetual Existence (Organizational DocumentsProposal H)

The Existing Organizational Documents provide that if we do not consummate a business combination (as defined in the Existing Organizational Documents) by 24 months after the closing of our initial public offering, GPIA shall cease all operations except for the purposes of winding up and shall redeem the shares issued in our initial public offering and liquidate our trust account.

See Article 48 of the Existing Articles.

The Proposed Organizational Documents do not include any provisions relating to WDKN's ongoing existence; the default under the DGCL will make WDKN's existence perpetual.

This is the default rule under the DGCL.

Exclusive Jurisdiction (Organizational DocumentsProposal H)	The Existing Organizational Documents do not contain a provision adopting an exclusive forum for certain stockholder litigation.	The Proposed Organizational Documents adopt Delaware as the exclusive forum for certain stockholder litigation. See Section 9.1 of the Proposed Bylaws.

	Existing Organizational Documents	Proposed Organizational Documents
Corporate Opportunities (Organizational Documents Proposal H)

The Existing Organizational Documents contain certain allowances in relation to a business combination (as defined in such documents) with an affiliate of our Sponsor or our own directors or executive officers.

See Article 48 of the Existing Articles.

The Proposed Organizational Documents grant a waiver regarding corporate opportunities to WDKN's directors (although WDKN does not renounce any interest or expectancy in business opportunities presented to a director in his or her capacity as a director).

See Article Twelfth of the Proposed Charter.

Provisions Related to Status as Blank Check Company(Organizational DocumentsProposal H)

The Existing Organizational Documents set forth various provisions related to our status as a blank check company prior to the consummation of a business combination.

See Article 48 of the Existing Articles.

The Proposed Organizational Documents do not include such provisions related to our status as a blank check company, which no longer will apply upon consummation of the business combination, as we will cease to be a blank check company at such time.

ORGANIZATIONAL DOCUMENTS PROPOSAL A—APPROVAL OF AUTHORIZATION OF ADDITIONAL SHARES OF COMMON STOCK OF WDKN, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS

Overview

        Organizational Documents Proposal A—to authorize 200,000,000 additional shares of common stock of WDKN, which increases the total authorized shares of common stock to 600,000,000 shares of common stock.

        Assuming the merger proposal and the domestication proposal are approved, our shareholders are also being asked to approve organizational documents proposal A, which is, in the judgment of our board of directors, necessary to adequately address the needs of WDKN after the business combination. Under the merger agreement, the approval of each of the organizational documents proposals is a condition to the consummation of the merger and therefore approval of this organizational documents proposal A is a condition to the consummation of the merger.

        As of the date of this proxy statement/prospectus, GPIA had 21,562,500 ordinary shares issued and outstanding, consisting of 17,250,000 shares originally sold as part of the units issued in our initial public offering and 4,312,500 founder shares that were issued to our Sponsor prior to our initial public offering. All of the outstanding ordinary shares of GPIA will be converted by operation of law into shares of common stock of WDKN in the domestication.

        In connection with the business combination, we expect to issue (i) up to an estimated maximum of 9,000,000 shares of WDKN common stock to the equityholders of World Kitchen (other than the holders of World Kitchen's stock appreciation rights, who will receive only cash in respect of their applicable portion of the merger consideration) and (ii) up to a maximum of 5,800,000 common shares to our Sponsor, at or prior to consummation of the business combination, pursuant to its equity commitment.

        In order to ensure that WDKN has sufficient authorized capital for future issuances, including pursuant to the 2016 Omnibus Incentive Plan, referred to as the 2016 Plan, our board of directors has approved, subject to stockholder approval, that the Proposed Organizational Documents of WDKN increase the number of shares of our common stock from 400,000,000 ordinary shares (as currently authorized in GPIA's Existing Organizational Documents), to 600,000,000 shares of WDKN common stock.

        This summary is qualified by reference to the complete text of the Proposed Organizational Documents of WDKN, copies of which are attached to this proxy statement/prospectus as Annexes C and D. All stockholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.

Reasons for the Amendments

        The principal purpose of this proposal is to authorize additional shares of our common stock, which will be used to issue shares pursuant to the merger agreement, under the 2016 Plan and for general corporate purposes. Our board of directors believes that it is important for us to have available for issuance a number of authorized shares of common stock sufficient to support our growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions).

        Notwithstanding the foregoing, authorized but unissued common shares may enable GPIA's board of directors to render it more difficult or to discourage an attempt to obtain control of GPIA and thereby protect continuity of or entrench its management, which may adversely affect the market price of GPIA's common shares. If, in the due exercise of its fiduciary obligations, for example, GPIA's board of directors were to determine that a takeover proposal were not in the best interests of GPIA, such shares could be issued by the board of directors without shareholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting bloc in institutional or other hands that might support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. The authorization of additional ordinary shares will, however, enable GPIA to have the flexibility to authorize the issuance of shares in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits. GPIA currently has no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized shares for such purposes.

Vote Required for Approval

        The approval of organizational documents proposal A requires a special resolution under the Cayman Islands Companies Law, being the affirmative vote of the holders of two-thirds of the then outstanding GPIA ordinary shares who, being present and entitled to vote at the general meeting, vote at the general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the general meeting.

        Organizational documents proposal A is conditioned on the approval of the domestication proposal, and, therefore, also conditioned on approval of the merger proposal. Therefore, if the merger proposal and the domestication proposal are not approved, organizational documents proposal A will have no effect, even if approved by holders of GPIA ordinary shares.

Recommendation of the GPIA Board of Directors

        THE GPIA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT GPIA SHAREHOLDERS VOTE "FOR" THE APPROVAL OF ORGANIZATIONAL DOCUMENTS PROPOSAL A.

        The existence of financial and personal interests of GPIA's directors may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of GPIA and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled "The Merger Proposal—Interests of GPIA's Directors and Officers in the Merger" for a further discussion of this.

ORGANIZATIONAL DOCUMENTS PROPOSAL B—APPROVAL OF PROPOSAL REGARDING ISSUANCE OF PREFERRED STOCK OF WDKN AT THE BOARD OF DIRECTORS' SOLE DISCRETION, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS

Overview

        Organizational Documents Proposal B—to authorize the board of directors of WDKN to issue any or all shares of WDKN's preferred stock in one or more classes or series, with such terms and conditions as may be expressly determined by WDKN's board of directors and as may be permitted by the General Corporation Law of the State of Delaware (the "DGCL").

        Assuming the merger proposal and the domestication proposal are approved, our shareholders are also being asked to approve organizational documents proposal B, which is, in the judgment of our board of directors, necessary to adequately address the needs of WDKN after the business combination. Under the merger agreement, the approval of each of the organizational documents proposals is a condition to the consummation of the merger and therefore approval of this organizational documents proposal B is a condition to the consummation of the merger.

        GPIA currently has 20,000,000 shares of preferred stock, that, assuming approval of the domestication proposal and WDKN's incorporation in the State of Delaware, will become 20,000,000 shares of preferred stock of WDKN. The Proposed Organizational Documents stipulate that the board of directors is expressly authorized to provide for the issuance of all or any shares of the preferred stock in one or more classes or series, and to fix for each such class or series such voting powers, full or limited, or no voting powers, and such distinctive designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the board of directors providing for the issuance of such class or series and as may be permitted by the DGCL, including, without limitation, the authority to provide that any such class or series may be (i) subject to redemption at such time or times and at such price or prices; (ii) entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series; (iii) entitled to such rights upon the dissolution of, or upon any distribution of the assets of, WDKN; or (iv) convertible into, or exchangeable for, shares of any other class or classes of stock, or of any other series of the same or any other class or classes of stock, of WDKN at such price or prices or at such rates of exchange and with such adjustments; all as may be stated in such resolution or resolutions.

        The shares of preferred stock would be issuable for any proper corporate purpose, including, among other things, future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock incentive plans, pursuant to which we may provide equity incentives to employees, officers and directors, and in certain instances may be used as an anti-takeover defense.

        This summary is qualified by reference to the complete text of the Proposed Organizational Documents of WDKN, copies of which are attached to this proxy statement/prospectus as Annexes C and D. All stockholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.

Reasons for the Amendments

        Our board of directors believes that these additional shares will provide us with needed flexibility to issue shares in the future in a timely manner and under circumstances we consider favorable without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.

        Authorized but unissued preferred stock may enable the board of directors to render it more difficult or to discourage an attempt to obtain control of WDKN and thereby protect continuity of or entrench its management, which may adversely affect the market price of WDKN. If, in the due exercise of its fiduciary obligations, for example, the board of directors were to determine that a takeover proposal were not in the best interests of WDKN, such preferred stock could be issued by the board without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting bloc in institutional or other hands that might support the position of the board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. Allowing WDKN's board of directors to issue the authorized preferred stock of its own volition will enable WDKN to have the flexibility to issue such preferred stock in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits. WDKN currently has no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized stock for such purposes;

Vote Required for Approval

        The approval of organizational documents proposal B requires a special resolution under the Cayman Islands Companies Law, being the affirmative vote of the holders of two-thirds of the then outstanding GPIA ordinary shares who, being present and entitled to vote at the general meeting, vote at the general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the general meeting.

        Organizational documents proposal B is conditioned on the approval of the domestication proposal, and, therefore, also conditioned on approval of the merger proposal. Therefore, if the merger proposal and the domestication proposal are not approved, organizational documents proposal B will have no effect, even if approved by holders of GPIA ordinary shares.

Recommendation of the GPIA Board of Directors

        THE GPIA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT GPIA SHAREHOLDERS VOTE "FOR" THE APPROVAL OF ORGANIZATIONAL DOCUMENTS PROPOSAL B.

        The existence of financial and personal interests of GPIA's directors may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of GPIA and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled "The Merger Proposal—Interests of GPIA's Directors and Officers in the Merger" for a further discussion of this.

ORGANIZATIONAL DOCUMENTS PROPOSAL C—APPROVAL OF STANDARD AND VOTE REQUIRED FOR DIRECTOR REMOVAL, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS

Overview

        Organizational Documents Proposal C—to authorize that directors of WDKN may only be removed for cause, and in such instances, only by at least two-thirds vote of the outstanding capital stock of WDKN.

        Assuming the merger proposal and the domestication proposal are approved, our shareholders are also being asked to approve, by special resolution under the Cayman Islands Companies Law, organizational documents proposal C, which is, in the judgment of our board of directors, necessary to adequately address the needs of WDKN after the business combination. Under the merger agreement, the approval of each of the organizational documents proposals is a condition to the consummation of the merger and therefore approval of this organizational documents proposal C is a condition to the consummation of the merger.

        The Proposed Organizational Documents stipulate that any director or the entire board of directors may be removed from office at any time, but only for cause, and only by the affirmative vote of the holders of at least two-thirds of the capital stock of WDKN issued and outstanding and entitled to vote in the election of directors. Additionally, a decrease in the size of the board of directors will not have the effect of removing any incumbent director before his or her term expires.

        This summary is qualified by reference to the complete text of the Proposed Organizational Documents of WDKN, copies of which are attached to this proxy statement/prospectus as Annexes C and D. All stockholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.

Reasons for the Amendments

        GPIA's Existing Organizational Documents and WDKN's Proposed Organizational Documents both provide for a classified board of directors, such that only a specified portion of the directors is to be elected each year. Under the DGCL, removal of a director only for cause is automatic with a classified board. Our board of directors believes that such a standard, coupled with a two-thirds voting standard to effect such a removal will, in conjunction with the classified nature of WDKN's board of directors (i) increase board continuity and the likelihood that experienced board members with familiarity of WDKN's business operations would serve on the board at any given time, (ii) ensure that control of the board would not abruptly shift in the event of a sudden acquisition of a substantial portion of WDKN's common stock by an unrelated person, group or entity and (iii) make it more difficult for a potential acquiror or other person, group or entity to gain control of WDKN's board of directors.

Vote Required for Approval

        The approval of organizational documents proposal C requires a special resolution under the Cayman Islands Companies Law, being the affirmative vote of the holders of two-thirds of the then outstanding GPIA ordinary shares who, being present and entitled to vote at the general meeting, vote at the general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the general meeting.

        Organizational documents proposal C is conditioned on the approval of the domestication proposal, and, therefore, also conditioned on approval of the merger proposal. Therefore, if the merger proposal and the domestication proposal are not approved, organizational documents proposal C will have no effect, even if approved by holders of GPIA ordinary shares.

Recommendation of the GPIA Board of Directors

        THE GPIA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT GPIA SHAREHOLDERS VOTE "FOR" THE APPROVAL OF ORGANIZATIONAL DOCUMENTS PROPOSAL C.

        The existence of financial and personal interests of GPIA's directors may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of GPIA and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled "The Merger Proposal—Interests of GPIA's Directors and Officers in the Merger" for a further discussion of this.

ORGANIZATIONAL DOCUMENTS PROPOSAL D—APPROVAL OF PROPOSAL REGARDING THE ABILITY OF STOCKHOLDERS TO CALL A SPECIAL MEETING, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS

Overview

        Organizational Documents Proposal D—to authorize a threshold of holders of two-thirds or more of outstanding capital stock of WDKN to call a meeting of stockholders.

        Assuming the merger proposal and the domestication proposal are approved, our shareholders are also being asked to approve organizational documents proposal D, which is, in the judgment of our board of directors, necessary to adequately address the needs of WDKN after the business combination. Under the merger agreement, the approval of each of the organizational documents proposals is a condition to the consummation of the merger and therefore approval of this organizational documents proposal D is a condition to the consummation of the merger.

        The Proposed Organizational Documents stipulate that, unless required by law, special meetings of stockholders may only be called by either (i) the chairman of the board of directors, (ii) the chief executive officer of WDKN, (iii) the president of WDKN, (iv) the board of directors or (v) the holders of at least two-thirds of the capital stock WDKN issued and outstanding and entitled to vote generally in the election of directors. Other than as set forth in clause (v) of the preceding sentence, under the Proposed Organizational Documents, WDKN's stockholders have no power to call a special meeting.

        This summary is qualified by reference to the complete text of the Proposed Organizational Documents of WDKN, copies of which are attached to this proxy statement/prospectus as Annexes C and D. All stockholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.

Reasons for the Amendments

        Limiting the stockholders' ability to call a special meeting limits the opportunities for minority stockholders to remove directors, amend organizational documents or take other actions without the board of directors' consent or to call a stockholders meeting to otherwise advance minority stockholders' agenda. The amendment is intended to avoid distraction of management caused by holding meetings in addition to the annual meeting unless the board of directors or chairman of the board of directors determine such expense and management focus is warranted. However, we believe that allowing holders of two-thirds or more of the outstanding shares of the capital stock of WKDN issued and outstanding and entitled to vote generally in the election of directors to call a special meeting is appropriate because it will allow stockholders with significant ownership interests to participate in the business of WDKN.

Vote Required for Approval

        The approval of organizational documents proposal D requires a special resolution under the Cayman Islands Companies Law, being the affirmative vote of the holders of two-thirds of the then outstanding GPIA ordinary shares who, being present and entitled to vote at the general meeting, vote at the general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the general meeting.

        Organizational documents proposal D is conditioned on the approval of the domestication proposal, and, therefore, also conditioned on approval of the merger proposal. Therefore, if the merger proposal and the domestication proposal are not approved, organizational documents proposal D will have no effect, even if approved by holders of GPIA ordinary shares.

Recommendation of the GPIA Board of Directors

        THE GPIA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT GPIA SHAREHOLDERS VOTE "FOR" THE APPROVAL OF ORGANIZATIONAL DOCUMENTS PROPOSAL D.

        The existence of financial and personal interests of GPIA's directors may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of GPIA and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled "The Merger Proposal—Interests of GPIA's Directors and Officers in the Merger" for a further discussion of this.

ORGANIZATIONAL DOCUMENTS PROPOSAL E—APPROVAL OF PROPOSAL REGARDING THE ABILITY OF STOCKHOLDERS TO ACT BY WRITTEN CONSENT, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS

Overview

        Organizational Documents Proposal E—to authorize removal of the ability of WDKN stockholders to take action by written consent in lieu of a meeting.

        Assuming the merger proposal and the domestication proposal are approved, our shareholders are also being asked to approve organizational documents proposal E, which is, in the judgment of our board of directors, necessary to adequately address the needs of WDKN after the business combination. Under the merger agreement, the approval of each of the organizational documents proposals is a condition to the consummation of the merger and therefore approval of this organizational documents proposal E is a condition to the consummation of the merger.

        The Proposed Organizational Documents stipulate that any action required or permitted to be taken by the stockholders of WDKN must be effected at a duly called annual or special meeting of stockholders of WDKN, and the stockholders of WDKN do not have the ability to consent in writing to the taking of any action.

        This summary is qualified by reference to the complete text of the Proposed Organizational Documents of WDKN, copies of which are attached to this proxy statement/prospectus as Annexes C and D. All stockholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.

Reasons for the Amendments

        Under the Proposed Organizational Documents, WDKN's stockholders will have the ability to propose items of business (subject to the restrictions set forth therein) at duly convened stockholder meetings; this organizational documents proposal E does not foreclose that right, but does limit stockholders' ability to take such and other actions by written consent. Eliminating the right of Stockholders to act by written consent limits the circumstances under which stockholders can act on their own initiative to remove directors, or alter or amend WDKN's organizational documents outside of a duly called special or annual meeting of the stockholders of WDKN. Further, our board of directors believes continuing to limit stockholders' ability to act by written consent will reduce the time and effort our board of directors and management would need to devote to stockholder proposals, which time and effort could distract our directors and management from other important company business.

        In addition, the elimination of the stockholders' ability to act by written consent may have certain anti-takeover effects by forcing a potential acquirer to take control of the board of directors only at a duly called special or annual meeting. However, this proposal is not in response to any effort of which GPIA is aware to obtain control of WDKN, and GPIA and its management do not presently intend to propose other anti-takeover measures in future proxy solicitations. Further, the board of directors does not believe that the effects of the elimination of stockholder action by written consent will create a significant impediment to a tender offer or other effort to take control of WDKN. Inclusion of these provisions in the Proposed Organizational Documents might also increase the likelihood that a potential acquirer would negotiate the terms of any proposed transaction with the board of directors and thereby help protect stockholders from the use of abusive and coercive takeover tactics.

Vote Required for Approval

        The approval of organizational documents proposal E requires a special resolution under the Cayman Islands Companies Law, being the affirmative vote of the holders of two-thirds of the then outstanding GPIA ordinary shares who, being present and entitled to vote at the general meeting, vote at the general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the general meeting.

        Organizational documents proposal E is conditioned on the approval of the domestication proposal, and, therefore, also conditioned on approval of the merger proposal. Therefore, if the merger proposal and the domestication proposal are not approved, organizational documents proposal E will have no effect, even if approved by holders of GPIA ordinary shares.

Recommendation of the GPIA Board of Directors

        THE GPIA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT GPIA SHAREHOLDERS VOTE "FOR" THE APPROVAL OF ORGANIZATIONAL DOCUMENTS PROPOSAL E.

        The existence of financial and personal interests of GPIA's directors may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of GPIA and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled "The Merger Proposal—Interests of GPIA's Directors and Officers in the Merger" for a further discussion of this.

 ORGANIZATIONAL DOCUMENTS PROPOSAL F—APPROVAL OF THRESHOLD FOR STOCKHOLDER VOTE TO AMEND (1) CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND (2) THE BYLAWS OF WDKN, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS

Overview

        Organizational Documents Proposal F—to authorize holders of two-thirds of the then outstanding WDKN capital stock as the minimum threshold required for a stockholder vote to amend WDKN's certificate of incorporation (other than the articles thereof relating to the corporation's name, address and registered office, purpose and matters related to the company's common and preferred stock) and bylaws.

        Assuming the merger proposal and the domestication proposal are approved, our shareholders are also being asked to approve organizational documents proposal F, which is, in the judgment of our board of directors, necessary to adequately address the needs of WDKN after the business combination. Under the merger agreement, the approval of each of the organizational documents proposals is a condition to the consummation of the merger and therefore approval of this organizational documents proposal F is a condition to the consummation of the merger.

        The Proposed Organizational Documents stipulate that WDKN reserves the right to amend, alter, change or repeal any provision of its certificate of incorporation. Stockholders of WDKN can amend, alter, change or repeal any provision of WDKN's certificate of incorporation (other than the articles thereof relating to the WDKN's name, address and registered office, purpose and matters related to WDKN's common and preferred stock), by the affirmative vote of the holders of at least two-thirds of the voting power of WDKN's then outstanding capital stock entitled to vote generally in the election of directors.

        The Proposed Organizational Documents also stipulate that WDKN's bylaws may be amended, altered or repealed by the affirmative vote of the holders of at least two-thirds of the voting power of WDKN's then outstanding capital stock entitled to vote generally in the election of directors. This provision is in addition to the ability of WDKN's board of directors to take such action by the affirmative vote of at least a majority of the entire board of directors.

        This summary is qualified by reference to the complete text of the Proposed Organizational Documents of WDKN, copies of which are attached to this proxy statement/prospectus as Annexes C and D. All stockholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.

Reasons for the Amendments

        Requiring the approval by affirmative vote of holders of at least two-thirds of the voting power of WDKN's then outstanding capital stock entitled to vote generally in the election of directors to make any amendment to WDKN's certificate of incorporation or bylaws is intended to protect key provisions of the proposed certificate of incorporation and bylaws from arbitrary amendment and to prevent a simple majority of stockholders from taking actions that may be harmful to other stockholders or making changes to provisions that are intended to protect all stockholders.

Vote Required for Approval

        The approval of organizational documents proposal F requires a special resolution under the Cayman Islands Companies Law, being the affirmative vote of the holders of two-thirds of the then outstanding GPIA ordinary shares who, being present and entitled to vote at the general meeting, vote at the general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the general meeting.

        Organizational documents proposal F is conditioned on the approval of the domestication proposal, and, therefore, also conditioned on approval of the merger proposal. Therefore, if the merger proposal and the domestication proposal are not approved, organizational documents proposal F will have no effect, even if approved by holders of GPIA ordinary shares.

Recommendation of the GPIA Board of Directors

        THE GPIA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT GPIA SHAREHOLDERS VOTE "FOR" THE APPROVAL OF ORGANIZATIONAL DOCUMENTS PROPOSAL F.

        The existence of financial and personal interests of GPIA's directors may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of GPIA and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled "The Merger Proposal—Interests of GPIA's Directors and Officers in the Merger" for a further discussion of this.

ORGANIZATIONAL DOCUMENTS PROPOSAL G—APPROVAL OF THE ELECTION NOT BE GOVERNED BY SECTION 203 OF THE DGCL

Overview

        Organizational Documents Proposal G—to elect not to be governed by Section 203 of the DGCL and, instead, including a provision that is substantially similar to Section 203 but carves out our Sponsor and its successors, certain affiliates and each of their transferees from the definition of "interested stockholder".

        Assuming the merger proposal and the domestication proposal are approved, our shareholders are also being asked to approve organizational documents proposal G, which is, in the judgment of our board of directors, necessary to adequately address the needs of WDKN after the business combination. Under the merger agreement, the approval of each of the organizational documents proposals is a condition to the consummation of the merger and therefore approval of this organizational documents proposal G is a condition to the consummation of the merger.

        The Proposed Organizational Documents of WDKN explicitly "opt out" of Section 203 of the DGCL and, instead, include a provision in the Proposed Charter that is substantially similar to Section 203 of the DGCL, but carves out our Sponsor and its successors, certain affiliates and each of their respective transferees from the definition of "interested stockholder". In general, Section 203 of the DGCL prevents a public company incorporated in Delaware from engaging in a "business combination" with any "interested stockholder" for three years following the time that the person became an interested stockholder, unless, among other exceptions, the interested stockholder attained such status with the approval of the board of directors. A business combination includes, among other things, a merger or consolidation involving the interested stockholder and the sale of more than 10% of the company's assets. In general, an interested stockholder is any stockholder that, together with its affiliates, beneficially owns 15% or more of the company's stock. A public company incorporated in Delaware is automatically subject to Section 203, unless it opts out in its original certificate of incorporation or pursuant to a subsequent charter or bylaw amendment approved by stockholders.

Reasons for the Amendments

        The Proposed Organizational Documents explicitly "opt out" of Section 203 of the DGCL, but the board of directors believes that it is in the best interest of stockholders to have protections similar to those afforded by Section 203. These provisions will encourage any potential acquiror to negotiate with the board of directors and therefore provide an opportunity to possibly obtain a higher purchase price than would otherwise be offered in connection with a non-negotiated, hostile or unsolicited proposed acquisition of WDKN. Such provisions may make it more difficult for an acquirer to consummate certain types of unfriendly or hostile corporate takeovers or other transactions involving the corporation that have not been approved by the board of directors. The board of directors believes that while such provisions will provide some measure of protection against an interested stockholder that is proposing a two-tiered transaction structure that is unduly coercive, it would not ultimately prevent a potential takeover that enjoys the support of stockholders and will also help to prevent a third party from acquiring "creeping control" of WDKN without paying a fair premium to all stockholders. Thus, the board of directors has determined that the provisions opting out of Section 203 included in Proposed Charter are in the best interests of the post-combination company.

        The Proposed Charter will contain provisions that have the same effect as Section 203, except that they provide that our Sponsor and its successors, certain affiliates and each of their respective transferees will not be deemed to be "interested stockholders", regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions. The board of directors has determined to exclude our Sponsor and such persons and entities from the definition of "interested stockholder" because our Sponsor currently holds, and immediately following the business combination will continue to hold, in excess of the 15% threshold set forth in the 203-like provisions we have included in the Proposed Organizational Documents. As a result, the risk of "creeping control" without paying a fair premium to all stockholders, which Section 203 of the DGCL is intended to prevent, would not be applicable to our Sponsor. Additionally, the decision to place a "203-like" provision in the Proposed Charter with exclusions for our Sponsor and such persons from the definition of "interested stockholder" will provide WDKN with the anti-takeover protections afforded by Section 203 without the consequence of imposing de facto transfer restrictions on our Sponsor and such persons that they do not face today, particularly given that our Sponsor is separately subject to transfer restrictions under the existing registration rights agreement.

Vote Required for Approval

        The approval of organizational documents proposal G requires a special resolution under the Cayman Islands Companies Law, being the affirmative vote of the holders of two-thirds of the then outstanding GPIA ordinary shares who, being present and entitled to vote at the general meeting, vote at the general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the general meeting.

        Organizational documents proposal G is conditioned on the approval of the domestication proposal, and, therefore, also conditioned on approval of the merger proposal. Therefore, if the merger proposal and the domestication proposal are not approved, organizational documents proposal G will have no effect, even if approved by holders of GPIA ordinary shares.

Recommendation of the GPIA Board of Directors

        THE GPIA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT GPIA SHAREHOLDERS VOTE "FOR" THE APPROVAL OF ORGANIZATIONAL DOCUMENTS PROPOSAL G.

        The existence of financial and personal interests of GPIA's directors may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of GPIA and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled "The Merger Proposal—Interests of GPIA's Directors and Officers in the Merger" for a further discussion of this.

 ORGANIZATIONAL DOCUMENTS PROPOSAL H—APPROVAL OF OTHER CHANGES IN CONNECTION WITH ADOPTION OF THE PROPOSED ORGANIZATIONAL DOCUMENTS

Overview

        Organizational Documents Proposal H—to authorize all other changes in connection with the replacement of the current amended and restated memorandum and articles of association of GPIA with a new certificate of incorporation and bylaws of WDKN as part of the domestication, including (i) changing the post-domestication corporate name from "GP Investments Acquisition Corp." to "World Kitchen Group, Inc." and making WDKN's corporate existence perpetual, (ii) adopting Delaware as the exclusive forum for certain stockholder litigation, (iii) granting a waiver regarding corporate opportunities to WDKN's directors and officers, and (iv) removing certain provisions related to our status as a blank check company that will no longer apply upon consummation of the business combination.

        Assuming the merger proposal and the domestication proposal are approved, our shareholders are also being asked to approve organizational documents proposal H, which is, in the judgment of our board of directors, necessary to adequately address the needs of WDKN after the business combination. Under the merger agreement, the approval of each of the organizational documents proposals is a condition to the consummation of the merger and therefore approval of this organizational documents proposal H is a condition to the consummation of the merger.

        The Proposed Organizational Documents will change the post-domestication corporate name from "GP Investments Acquisition Corp." to "World Kitchen Group, Inc." and make WDKN's corporate existence perpetual.

        The Proposed Organizational Documents stipulate that the Court of Chancery for the State of Delaware, which we refer to as the "Court of Chancery", be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of WDKN, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, stockholder, employee or agent of WDKN to WDKN or WDKN's stockholders, (iii) any action asserting a claim against WDKN or any director, officer, stockholder, employee or agent of WDKN arising out of or relating to any provision of the DGCL or the WDKN's certificate of incorporation or bylaws, or (iv) any action asserting a claim against WDKN or any director, officer, stockholder, employee or agent of WDKN governed by the internal affairs doctrine of the State of Delaware. If the Court of Chancery dismisses any action, proceeding or claim because it does not have subject matter jurisdiction thereon, then such action or proceeding must be brought in another state or federal court in the State of Delaware. WDKN may decide that it is in the best interests of WDKN and its stockholders to bring an action in a forum other than the Court of Chancery (or a state court in the State of Delaware if the Court of Chancery does not have subject matter jurisdiction), and it may consent in writing to the selection of an alternative forum. The related provisions also stipulate that any person who acquires an interest in the stock of WDKN will be deemed to have notice of this provision and consent to personal jurisdiction in the applicable Delaware court.

        The Proposed Organizational Documents specifically renounce WDKN's interest in any corporate opportunity offered to any WDKN director, unless such opportunity is expressly offered to such person solely in his or her capacity as a director of WDKN and such opportunity is one which WDKN would legally and contractually be permitted to undertake and would otherwise be reasonable for WDKN to pursue.

        The Proposed Organizational Documents will not contain provisions related to a blank check company (including those related to operation of our trust account, winding up of our operations should we not complete a business combination by a specified date, and other such blank check-specific provisions as are present in the Existing Organizational Documents) because following the consummation of the business combination, WDKN will not be a blank check company.

        Approval of each of the organizational documents proposals, assuming approval of each of the other condition precedent proposals, will result, upon the consummation of the business combination, in the wholesale replacement of GPIA's Existing Organizational Documents with WDKN's Proposed Organizational Documents. While certain material changes between the Existing Organizational Documents and the Proposed Organizational Documents have been unbundled into distinct organizational documents proposals or otherwise identified in this organizational documents proposal G, there are other differences between the Existing and Proposed Organizational Documents (arising from, among other things, differences between the Cayman Islands Companies Law and the DGCL and the typical form of organizational documents under each such body of law) that will be approved (subject to the approval aforementioned related proposals and consummation of the business combination) if our shareholders approve this proposal F. Accordingly, we encourage shareholders to carefully review the terms of the Proposed Organizational Documents of WDKN, attached hereto as Annexes C and D as well as the information set under the "Comparison of Corporate Governance and Shareholder Rights" section of this proxy statement/prospectus.

Reasons for the Amendments

  Changing the post-domestication corporate name from "GP Investments Acquisition Corp." to "World Kitchen Group, Inc." and making WDKN's corporate existence perpetual

        Changing the post-domestication corporate name from "GP Investments Acquisition Corp." to "World Kitchen Group, Inc." and making WDKN's corporate existence perpetual is desirable to reflect the transaction with WKI Holding Company, Inc. and to clearly identify WDKN's relationship as the publicly traded parent of its primary operating subsidiary, World Kitchen.

  Adopting Delaware as the exclusive forum for certain stockholder litigation

        Adopting Delaware as the exclusive forum for certain stockholder litigation is intended to assist WDKN in avoiding multiple lawsuits in multiple jurisdictions regarding the same matter. The ability to require such claims to be brought in a single forum will help to assure consistent consideration of the issues, the application of a relatively known body of case law and level of expertise and should promote efficiency and cost-savings in the resolutions of such claims. Our board of directors believes that the Delaware courts are best suited to address disputes involving such matters given that the after the domestication, WDKN will be incorporated in Delaware, World Kitchen, WDKN's primary operating subsidiary, is incorporated in Delaware, Delaware law generally applies to such matters and the Delaware courts have a reputation for expertise in corporate law matters. Delaware offers a specialized Court of Chancery to address corporate law matters, with streamlined procedures and processes which help provide relatively quick decisions. This accelerated schedule can minimize the time, cost and uncertainty of litigation for all parties. The Court of Chancery has developed considerable expertise with respect to corporate law issues, as well as a substantial and influential body of case law construing Delaware's corporate law and long-standing precedent regarding corporate governance. This provides stockholders and the post-combination company with more predictability regarding the outcome of intra-corporate disputes. In the event the Court of Chancery does not have jurisdiction, the other state courts located in Delaware would be the most appropriate forums because these courts have more expertise on matters of Delaware law compared to other jurisdictions.

        In addition, this amendment would promote judicial fairness and avoid conflicting results, as well as make the post-combination company's defense of applicable claims less disruptive and more economically feasible, principally by avoiding duplicative discovery.

        For these reasons, our board of directors believes that providing for Delaware as the exclusive forum for the types of disputes described above is in the best interests of the WDKN and its stockholders. At the same time, our board of directors believes that WDKN should retain the ability to consent to an alternative forum on a case-by-case basis where WDKN determines that its interests and those of its stockholders are best served by permitting such a dispute to proceed in a forum other than in Delaware.

  Granting a waiver regarding corporate opportunities to WDKN's directors and officers

        The Proposed Organizational Documents specifically renounce WDKN's interest in any corporate opportunity offered to any WDKN director, unless such opportunity is expressly offered to such person solely in his or her capacity as a director of WDKN and such opportunity is one which WDKN would legally and contractually be permitted to undertake and would otherwise be reasonable for WDKN to pursue. Our board of directors believes such a provision is necessary to adequately address the needs of WDKN. The DGCL generally precludes directors from personally benefitting from opportunities that belong to the corporation, however, the DGCL gives Delaware corporations the power to renounce any interest or expectancy of the corporation in, or being offered an opportunity to participate in, specified business opportunities or specified classes or categories of business opportunities that are presented to the corporation or one or more of its directors. Our board of directors has reviewed and discussed the benefits and drawbacks of renouncing certain of WDKN's right to corporate opportunities and believes renouncing WDKN's expectancy in opportunities presented to directors, so long as such opportunity is not presented to the director in his or her capacity as director of WDKN, is in the best interest of WDKN and its stockholders.

        Our board of directors believes that granting this waiver is essential to our ability to retain and attract qualified directors. We expect that qualified directors would likely engage in business activities outside of WDKN and would anticipate that such outside experience would be beneficial to any such director's board service for and management of WDKN. Our board of directors believes that without such a waiver, qualified directors could be dissuaded from serving on WDKN's board if they are concerned that their directorship could foreclose them from, or expose them to potential liability for, pursuing commercial opportunities in their individual capacity (including in connection with other entities unrelated to WDKN and its affiliates). Our board believes that the corporate opportunity waiver included in the Proposed Organizational Documents provides a clear delineation between what constitutes a corporate opportunity for WDKN and what constitutes a commercial opportunity that a director may otherwise pursue in his or her individual capacity, and that such clarity will enable WDKN to attract and retain qualified directors.

  Removing certain provisions related to our status as a blank check company that will no longer apply upon consummation of the business combination

        The elimination of certain provisions related to our status as a blank check company is desirable because these provisions will serve no purpose following the business combination. For example, the Proposed Organizational Documents do not include the requirement to dissolve the WDKN and allows it to continue as a corporate entity with perpetual existence following consummation of the business combination. Perpetual existence is the usual period of existence for corporations, and our board of directors believes it is the most appropriate period for WDKN following the business combination. In addition, certain other provisions in our current certificate require that proceeds from the GPIA's initial public offering be held in the trust account until a business combination or liquidation of GPIA has occurred. These provisions cease to apply once the business combination is consummated and are therefore not included in the Proposed Organizational Documents.

Vote Required for Approval

        The approval of organizational documents proposal H requires a special resolution under the Cayman Islands Companies Law, being the affirmative vote of the holders of two-thirds of the then outstanding GPIA ordinary shares who, being present and entitled to vote at the general meeting, vote at the general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the general meeting.

        Organizational documents proposal H is conditioned on the approval of the domestication proposal, and, therefore, also conditioned on approval of the merger proposal. Therefore, if the merger proposal and the domestication proposal are not approved, organizational documents proposal H will have no effect, even if approved by holders of GPIA ordinary shares.

Recommendation of the GPIA Board of Directors

        THE GPIA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT GPIA SHAREHOLDERS VOTE "FOR" THE APPROVAL OF ORGANIZATIONAL DOCUMENTS PROPOSAL H.

        The existence of financial and personal interests of GPIA's directors may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of GPIA and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled "The Merger Proposal—Interests of GPIA's Directors and Officers in the Merger" for a further discussion of this.

THE STOCK ISSUANCE PROPOSAL

Overview

        The Stock Issuance Proposal—to consider and vote upon a proposal to approve by ordinary resolution, assuming the organizational documents proposals are approved and adopted, for the purposes of complying with the applicable provisions of NASDAQ Listing Rule 5635, the issuance of WDKN common stock to (1) the existing equityholders of World Kitchen (other than the holders of World Kitchen's stock appreciation rights, who will receive only cash in respect of their applicable portion of the merger consideration) in connection with the business combination, (2) our sponsor, GPIC, Ltd., a Bermuda company (our "Sponsor"), such that our Sponsor will purchase as a condition precedent to consummation of the business combination pursuant to our Sponsor's equity commitment and (3) any person or entity in connection with any incremental equity issuances, to the extent such issuance would require a shareholder vote under Nasdaq Listing Rule 5635 (we refer to this proposal as the "stock issuance proposal");

        Assuming the merger proposal, the domestication proposal and each of the organizational documents proposals are approved, our shareholders are also being asked to approve, by ordinary resolution, the stock issuance proposal.

        Our common shares are listed on NASDAQ and, as such, we are seeking shareholder approval for the issuance of WDKN common stock to (1) the existing equityholders of World Kitchen (other than the holders of World Kitchen's stock appreciation rights, who will receive only cash in respect of their applicable portion of the merger consideration) in connection with the business combination, (2) our Sponsor pursuant to its equity commitment in connection with the business combination, in each case, in order to comply with NASDAQ Listing Rule 5635 and (3) any person or entity in connection with any incremental equity issuances, to the extent such issuance would require a shareholder vote under Nasdaq Listing Rule 5635.

Reasons for the Approval for Purposes of NASDAQ Listing Rule 5635

        Under NASDAQ Listing Rule 5635, a company is required to obtain stockholder approval prior to the issuance of securities if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock or of securities convertible into or exercisable for common stock. If the merger is completed pursuant to the merger agreement, GPIA currently expects to issue up to an estimated maximum of 14,800,000 shares of WDKN common stock in connection with the merger. Accordingly, the aggregate number of shares of WDKN common stock that GPIA will issue in the merger will exceed 20% of the shares of WDKN common stock outstanding before such issuance, and for this reason, GPIA is seeking the approval of GPIA stockholders for the issuance of shares of WDKN common stock pursuant to the merger agreement.

        Additionally, pursuant to NASDAQ Listing Rule 5635, when a NASDAQ-listed company proposes to issue securities in connection with the acquisition of the stock or assets of another company, stockholder approval is required if a substantial stockholder of such company has a 5% or greater interest, directly or indirectly, in such company or the assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of common stock could result in an increase in outstanding shares of common stock or voting power of 5% or more. NASDAQ Listing Rule 5635(e)(3) defines a substantial stockholder as the holder of an interest of 5% or more of either the number of shares of common stock or the voting power outstanding of a NASDAQ-listed company. Because our Sponsor currently owns greater than 5% of GPIA's ordinary shares, our Sponsor is considered a substantial stockholder of GPIA under NASDAQ Stock Market Listing Rule 5635(e)(3). Pursuant to the equity commitment which GPIA entered into with our Sponsor in connection with the merger agreement, our Sponsor will provide GPIA equity financing for the business combination in an amount between $50,000,000 and $58,000,000, and, accordingly, our Sponsor will have a greater than 5% interest in the consideration to be paid in respect of the business combination, and for this reason, GPIA is seeking the approval of GPIA's shareholders for the purposes of NASDAQ Listing Rule 5635 in respect of our Sponsor's proposed equity commitment.

        The parties to the merger agreement have subsequently agreed, pursuant to the merger agreement amendment, that GPIA has the right to undertake the incremental equity issuances, if any. Shareholder approval will be required under NASDAQ Listing Rule 5635 to the extent (A) the number of GPIA common shares to be issued to any person or entity in connection with any incremental equity issuances is, or will be upon issuance (together with any other equity issuances to such person or entity in connection with the business combination) in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock or of securities convertible into or exercisable for common stock or (B) any such incremental equity issuances is made to a person or entity who is a substantial stockholder of GPIA and has a 5% or greater interest, directly or indirectly, in such company or the assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of common stock could result in an increase in outstanding shares of common stock or voting power of 5% or more, and for this reason, GPIA is seeking the approval of GPIA's shareholders for the purposes of NASDAQ Listing Rule 5635 in respect of the incremental equity issuances, if any, that would require such a vote.

        In the event that this proposal is not approved by GPIA shareholders, the merger cannot be consummated. In the event that this proposal is approved by GPIA shareholders, but the merger agreement is terminated (without the merger being consummated) prior to the issuance of shares of WDKN common stock pursuant to the merger agreement, WDKN will not issue the shares of WDKN common stock.

Vote Required for Approval

        The approval of the stock issuance proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the then outstanding GPIA ordinary shares who, being present and entitled to vote at the general meeting, vote at the general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the general meeting.

        The stock issuance proposal is conditioned on the approval of the organizational documents proposals, and, therefore, also conditioned on approval of the domestication proposal and the merger proposal. Therefore, if the merger proposal, the domestication proposal and the organizational documents proposals are not approved, the stock issuance proposal will have no effect, even if approved by holders of GPIA ordinary shares.

Recommendation of the GPIA Board of Directors

        THE GPIA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT GPIA SHAREHOLDERS VOTE "FOR" THE APPROVAL OF THE STOCK ISSUANCE PROPOSAL.

        The existence of financial and personal interests of GPIA's directors may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of GPIA and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled "The Merger Proposal—Interests of GPIA's Directors and Officers in the Merger" for a further discussion of this.

THE INCENTIVE PLAN PROPOSAL

Overview

        Assuming the merger proposal, the domestication proposal, each of the organizational documents proposals and the stock issuance proposal are approved, our shareholders are also being asked to approve, by ordinary resolution, the incentive plan proposal.

        Our board of directors has unanimously approved and adopted the GP Investments Acquisition Corp. 2016 Omnibus Incentive Plan, referred to as the 2016 Plan, and assuming the Merger Proposal, the Domestication Proposal, each of the Organizational Documents Proposals and the stock issuance proposal are approved, our board unanimously recommends that our stockholders approve the 2016 Plan. Set forth below is a description of the 2016 Plan. Our stockholders should carefully read the entire 2016 Plan, a copy of which is attached to this proxy statement/prospectus as Annex F, before voting on this proposal.

        This proposal is conditioned upon the approval of the merger proposal and the stock issuance proposal. If either the merger proposal or the stock issuance proposal is not approved, this proposal will have no effect.

        If all applicable proposals, including this proposal, are approved, the 2016 Plan will be renamed the World Kitchen Group, Inc. 2016 Omnibus Incentive Plan and all references in the 2016 Plan to GPIA or "the company" will be revised to refer to WDKN.

Purpose of the 2016 Plan

        The purposes of the 2016 Plan are to provide additional incentives to selected officers, employees, non-employee directors, independent contractors and consultants in order to strengthen their commitment to us and to motivate them to faithfully and diligently perform their responsibilities, and to attract and retain competent and dedicated persons for long-term growth and profitability.

Summary of Terms of the 2016 Plan

        Types of Awards.    The 2016 Plan will provide for the issuance of options, share appreciation rights (SARs), restricted shares, restricted share units (RSUs), share bonuses, other share-based awards and cash awards.

        Shares Available; Certain Limitations.    A total of 3,668,089 GPIA ordinary shares will be reserved and available for issuance under the 2016 Plan.

        The 2016 Plan provides that no individual who is likely to be a "covered employee" for purposes of Section 162(m) of the Internal Revenue Code will be granted in any single calendar year either (i) awards relating to a number of shares that exceeds the number of shares reserved for issuance under the 2016 Plan or (ii) a cash award in excess of $5,000,000. In addition, the 2016 Plan provides that the maximum value of awards granted to a non-employee director in any consecutive twelve-month period will be $500,000, excluding the value of cash voluntarily deferred by the non-employee director in exchange for shares.

        Shares subject to an award under the 2016 Plan that remain unissued upon the cancellation or termination of the award will again become available for grant under the 2016 Plan. However, shares that are exchanged by a participant or withheld as payment in connection with any award under the 2016 Plan, as well as any shares exchanged by a participant or withheld to satisfy tax withholding obligations related to any award, will not be available for subsequent awards under the 2016 Plan. If an award is denominated in shares, but settled in cash, the number of shares previously subject to the award will again be available for grants under the 2016 Plan. If an award can only be settled in cash, it will not be counted against the total number of shares available for grant under the 2016 Plan.

        Administration.    The 2016 Plan will be administered by our board of directors, or if our board of directors does not administer the 2016 Plan, a committee of our board of directors that complies with the applicable requirements of Section 162(m) of the Code, Section 16 of the Exchange Act and any other applicable legal or stock exchange listing requirements (the board or committee referred to above being sometimes referred to as the "plan administrator"). The plan administrator may interpret the 2016 Plan and may prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of the 2016 Plan.

        The 2016 Plan permits the plan administrator to select the eligible recipients who will receive awards, to determine the terms and conditions of those awards, including but not limited to the exercise price or other purchase price of an award, the number of shares or cash or other property subject to an award, the term of an award and the vesting schedule applicable to an award, and to amend the terms and conditions of outstanding awards.

        Stock Options.    We may issue options under the 2016 Plan. All options granted under the 2016 Plan are intended to be non-qualified options and are not intended to qualify as "incentive stock options" within the meaning of Section 422 of the Code. The exercise price of all options granted under the 2016 Plan will be determined by the plan administrator, but in no event may the exercise price be less than 100% of the fair market value of the related shares on the date of grant. The maximum term of all options granted under the 2016 Plan will be determined by the plan administrator, but may not exceed ten years. Each option will vest and become exercisable at such time and subject to such terms and conditions as determined by the plan administrator in the applicable individual option agreement.

        In the event of an option holder's termination of employment or service, the options held by the optionee will be exercisable at such time or times and subject to such terms and conditions as set forth in the award agreement that governs the applicable options.

        Share Appreciation Rights.    SARs may be granted under the 2016 Plan either alone or in conjunction with all or part of any option granted under the 2016 Plan. A free-standing SAR granted under the 2016 Plan entitles its holder to receive, at the time of exercise, an amount per share equal to the excess of the fair market value (at the date of exercise) of a share over the base price of the free-standing SAR. A SAR granted in conjunction with all or part of an option under the 2016 Plan entitles its holder to receive, at the time of exercise of the SAR and surrender of the related option, an amount per share equal to the excess of the fair market value (at the date of exercise) of a share over the exercise price of the related option. Each SAR will be granted with a base price that is not less than 100% of the fair market value of the related shares on the date of grant. The maximum term of all SARs granted under the 2016 Plan will be determined by the plan administrator, but may not exceed ten years. The plan administrator may determine to settle the exercise of a SAR in shares, cash, or any combination thereof.

        In the event of a SAR holder's termination of employment or service, the SARs held by the SAR holder will be exercisable at such time or times and subject to such terms and conditions as set forth in the award agreement that governs the applicable SARs.

        Restricted Shares and RSUs.    Restricted shares and RSUs may be granted under the 2016 Plan. The plan administrator will determine the purchase price, vesting schedule and performance objectives, if any, applicable to the grant of restricted shares and RSUs. If the restrictions, performance objectives or other conditions determined by the plan administrator are not satisfied, the restricted shares and RSUs will be forfeited. Subject to the provisions of the 2016 Plan and applicable individual award agreement, the plan administrator has the sole discretion to provide for the lapse of restrictions in installments or the acceleration or waiver of restrictions (in whole or part) under certain circumstances, including the attainment of certain performance goals, a participant's termination of employment or service or a participant's death or disability. The rights of restricted share and RSU holders upon a termination of employment or service will be set forth in individual award agreements.

        Unless the applicable award agreement provides otherwise, participants with restricted shares will generally have all of the rights of a shareholder during the restricted period, including the right to vote and receive dividends declared with respect to such shares. During the restricted period, participants with RSUs will generally not have any rights of a shareholder, but may be credited with dividend equivalent rights if the applicable individual award agreement so provides.

        Other Share-Based Awards.    Other share-based awards, valued in whole or in part by reference to, or otherwise based on, shares (including dividend equivalents) may be granted under the 2016 Plan. The plan administrator will determine the terms and conditions of such other share-based awards, including the number of shares to be granted pursuant to each other share-based awards, the manner in which such other share-based awards will be settled (e.g., in shares, cash or other property), and the conditions to the vesting and payment of such other share-based awards (including the achievement of performance objectives).

        Share Bonuses and Cash Awards.    Bonuses payable in fully vested shares and awards that are payable solely in cash may also be granted under the 2016 Plan.

        Performance Goals.    The vesting of awards that are intended to qualify as "performance-based compensation" for purposes of Section 162(m) of the Internal Revenue Code will be based upon one or more of the following business criteria: (i) earnings, including one or more of operating income, net operating income, earnings before or after taxes, earnings before or after interest, depreciation, amortization, adjusted EBITDA, economic earnings, or extraordinary or special items or book value per share (which may exclude nonrecurring items); (ii) pre-tax income or after-tax income; (iii) earnings per share (basic or diluted); (iv) operating profit; (v) revenue, revenue growth or rate of revenue growth; (vi) return on assets (gross or net), return on investment, return on capital, or return on equity; (vii) returns on sales or revenues; (viii) operating expenses; (ix) share price appreciation; (x) cash flow, cash flow per share, free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital; (xi) implementation or completion of critical projects or processes; (xii) economic value created; (xiii) cumulative earnings per share growth; (xiv) market value, enterprise growth or growth in market cap; (xv) operating margin or profit margin; (xvi) share price or total shareholder return; (xvii) cost targets, reductions and savings, productivity and efficiencies; (xviii) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration, geographic business expansion, customer satisfaction, employee satisfaction, human resources management, supervision of litigation, information technology, and goals relating to acquisitions, divestitures, joint ventures and similar transactions, and budget comparisons; (xix) personal professional objectives, including any of the foregoing performance goals, the implementation of policies and plans, the negotiation of transactions, the development of long term business goals, formation of joint ventures, research or development collaborations, and the completion of other corporate transactions; and (xx) any combination of, or a specified increase in, any of the foregoing.

        Where applicable, the performance goals may be expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to one or more of GPIA or any affiliate thereof, or a division or strategic business unit of GPIA or any affiliate thereof, or may be applied to the performance of GPIA relative to a market index, a group of other companies or a combination thereof, all as determined by the plan administrator. The performance goals may include a threshold level of performance below which no payment shall be made (or no vesting shall occur), levels of performance at which specified payments shall be made (or specified vesting shall occur), and a maximum level of performance above which no additional payment shall be made (or at which full vesting shall occur). Each of the foregoing performance goals may be determined in accordance with generally accepted accounting principles (to the extent determined by the plan administrator to be desirable) and shall be subject to certification by the plan administrator; provided, that, to the extent permitted by Section 162(m) of the Internal Revenue Code to the extent applicable, the plan administrator shall have the authority to make equitable adjustments to the performance goals in recognition of unusual or non-recurring events affecting GPIA or any affiliate thereof or the financial statements of GPIA or any affiliate thereof, in response to changes in applicable laws or regulations, or to account for items of gain, loss or expense determined to be extraordinary or unusual in nature or infrequent in occurrence or related to the disposal of a segment of a business or related to a change in accounting principles.

        Equitable Adjustments.    In the event of a merger, amalgamation, consolidation, reclassification, recapitalization, spin-off, spin-out, repurchase, reorganization, special or extraordinary dividend or other extraordinary distribution (whether in the form of shares, cash or other property), combination, exchange of shares, or other change in corporate structure affecting the shares, an equitable substitution or proportionate adjustment shall be made, at the sole discretion of the plan administrator, in (i) the aggregate number of shares reserved for issuance under the 2016 Plan, (ii) the maximum number of shares or cash that may be subject to awards granted to any participant in any calendar year, (iii) the kind and number of securities subject to, and exercise price or base price of, any outstanding options and SARs granted under the 2016 Plan, and (iv) the kind, number and purchase price of shares, or the amount of cash or amount or type of property, subject to outstanding restricted shares, restricted shares units, stock bonuses and other share-based awards granted under the 2016 Plan. Equitable substitutions or adjustments other than those listed above may also be made as determined by the plan administrator. In addition, the plan administrator may terminate all outstanding awards for the payment of cash or in-kind consideration having an aggregate fair market value equal to the excess of the fair market value of the shares, cash or other property covered by such awards over the aggregate exercise price or base price, if any, of such awards, but if the exercise price or base price of any outstanding award is equal to or greater than the fair market value of the shares, cash or other property covered by such award, our board of directors may cancel the award without the payment of any consideration to the participant.

        Change in Control and Qualifying Termination.    Unless otherwise determined by the plan administrator and evidenced in an award agreement, in the event that a "change in control" (as defined below) occurs, each outstanding award will either (i) be assumed or substituted by the acquiring entity and thereafter remain subject to the same terms and conditions as were applicable to the award immediately prior to the change in control, or (ii) to the extent that an outstanding award is not so assumed or substituted by the acquiring entity, it will become fully vested and exercisable immediately upon the occurrence of the change in control, with any performance objectives deemed to be fully achieved at the target level.

        Definition of Change in Control.    For purposes of the 2016 Plan, a "change in control" will mean, in summary: (i) a person or entity (other than GPIA or its affiliates) becomes the beneficial owner of 50% or more of GPIA's voting power; (ii) a merger, amalgamation or consolidation of GPIA or any of its subsidiaries, other than a merger, amalgamation or consolidation that results in GPIA's voting securities continuing to represent 50% or more of the combined voting power of the surviving entity or its parent and GPIA's board of directors immediately prior to the consummation of the merger, amalgamation or consolidation continuing to represent a majority of the board of the surviving entity or its parent; (iii) an unapproved change in the majority membership of GPIA's board of directors; or (iv) shareholder approval of a plan of complete liquidation or dissolution of GPIA or the consummation of an agreement for the sale or disposition of substantially all of GPIA's assets, other than a sale or disposition to an entity, at least 50% of the combined voting power of which is owned by GPIA's stockholders in substantially the same proportions as their ownership of GPIA immediately prior to such sale or a sale or disposition to an entity controlled by GPIA's board of directors.

        Tax Withholding.    No later than the date as of which the value of an award granted under the 2016 Plan first becomes includible in the gross income of a participant for tax purposes, the participant will be required to make arrangements satisfactory to the plan administrator regarding payment of the minimum amount of such applicable taxes required by law to be withheld with respect to the award. GPIA has the right, to the extent permitted by law, to deduct any such taxes from any payment of any kind otherwise due to the participant. With the approval of the plan administrator, the participant may satisfy the foregoing requirement by either electing to have us withhold from delivery of common shares, cash or other property, as applicable, or by delivering already owned unrestricted common shares, in each case, having a value not exceeding the applicable taxes to be withheld and applied to the tax obligations. We may also use any other method of obtaining the necessary payment or proceeds, as permitted by law, to satisfy our withholding obligation with respect to any award.

        Amendment and Termination of the 2016 Plan.    The 2016 Plan provides our board with authority to amend, alter or terminate the 2016 Plan, but no such action may impair the rights of any participant with respect to outstanding awards without the participant's consent. The plan administrator may amend an award, prospectively or retroactively, but no such amendment may impair the rights of any participant without the participant's consent. Shareholder approval of any such action will be obtained if required to comply with applicable law.

        Plan Term.    The 2016 Plan will terminate on April 25, 2026, which is the tenth anniversary of the date that our board approved the 2016 Plan (although awards granted before that time will remain outstanding in accordance with their terms).

Form S-8

        Following the consummation of the merger, we intend to file with the SEC a registration statement on Form S-8 covering the WDKN common stock issuable under the 2016 Plan.

New Plan Benefits

        The awards, if any, that will be granted under the 2016 Plan are at the discretion of the plan administrator. Therefore, it is not possible to determine the benefits or number of shares subject to awards that may be granted in the future under the 2016 Plan. As a result, the New Plan Benefits Table is not provided.

United States Federal Income Tax Consequences of Awards Granted Under the 2016 Plan

        The following is a summary of certain United States federal income tax consequences of awards under the 2016 Plan. It does not purport to be a complete description of all applicable rules, and those rules (including those summarized here) are subject to change.

        Stock Options.    An optionee generally will not recognize taxable income upon the grant of an option. Rather, at the time of exercise of the option, the optionee will recognize ordinary income for income tax purposes in an amount equal to the excess, if any, of the fair market value of the shares purchased over the exercise price. We generally will be entitled to a tax deduction at the time and in the same amount, if any, that the optionee recognizes as ordinary income. The optionee's tax basis in any shares received upon exercise of an option will be the fair market value of the shares on the date of exercise, and if the shares are later sold or exchanged, then the difference between the amount received upon such sale or exchange and the fair market value of such shares on the date of exercise will generally be taxable as long-term or short-term capital gain or loss (if the shares are a capital asset of the optionee) depending upon the length of time such shares were held by the optionee.

        Share Appreciation Rights.    A participant who is granted a SAR generally will not recognize ordinary income upon receipt of the SAR. Rather, at the time of exercise of such SAR, the participant will recognize ordinary income for income tax purposes in an amount equal to the value of any cash received and the fair market value on the date of exercise of any shares received. We generally will be entitled to a tax deduction at the time and in the same amount, if any, that the participant recognizes as ordinary income. The participant's tax basis in any shares received upon exercise of a SAR will be the fair market value of the shares on the date of exercise, and if the shares are later sold or exchanged, then the difference between the amount received upon such sale or exchange and the fair market value of such shares on the date of exercise will generally be taxable as long-term or short-term capital gain or loss (if the shares are a capital asset of the participant) depending upon the length of time such shares were held by the participant.

        Restricted Shares.    A participant generally will not be taxed upon the grant of restricted shares, but rather will recognize ordinary income in an amount equal to the fair market value of the shares at the time the shares are no longer subject to a "substantial risk of forfeiture" (within the meaning of the Internal Revenue Code). We generally will be entitled to a deduction at the time when, and in the amount that, the participant recognizes ordinary income on account of the lapse of the restrictions. A participant's tax basis in the shares will equal their fair market value at the time the restrictions lapse, and the participant's holding period for capital gains purposes will begin at that time. Any cash dividends paid on the restricted shares before the restrictions lapse will be taxable to the participant as additional compensation (and not as dividend income). Under Section 83(b) of the Internal Revenue Code, a participant may elect to recognize ordinary income at the time the restricted shares is awarded in an amount equal to their fair market value at that time, notwithstanding the fact that such restricted shares is subject to restrictions and a substantial risk of forfeiture. If such an election is made, no additional taxable income will be recognized by such participant at the time the restrictions lapse, the participant will have a tax basis in the shares equal to their fair market value on the date of their award, and the participant's holding period for capital gains purposes will begin at that time. We generally will be entitled to a tax deduction at the time when, and to the extent that, ordinary income is recognized by such participant.

        RSUs.    In general, the grant of RSUs will not result in income for the participant or in a tax deduction for us. Upon the settlement of such an award in cash or shares, the participant will recognize ordinary income equal to the aggregate value of the payment received, and we generally will be entitled to a tax deduction in the same amount.

        Other Awards.    With respect to other awards granted under the 2016 Plan, including share bonuses, other share-based award and cash awards, generally when the participant receives payment with respect to an award, the amount of cash and/or the fair market value of any common shares or other property received will be ordinary income to the participant, and we generally will be entitled to a tax deduction in the same amount.

Vote Required for Approval

        The approval of the incentive plan proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the then outstanding GPIA ordinary shares who, being present and entitled to vote at the general meeting, vote at the general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the general meeting.

        The incentive plan proposal is conditioned on the approval of the stock issuance proposal and, therefore, also conditioned on the approval of the merger proposal, the domestication proposal and the organizational documents proposals. Therefore, if any of those proposals is not approved, the incentive plan proposal will have no effect, even if approved by holders of GPIA ordinary shares.

Recommendation of the GPIA Board of Directors

        THE GPIA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT GPIA SHAREHOLDERS VOTE "FOR" THE APPROVAL OF THE INCENTIVE PLAN PROPOSAL. NOTE THAT ALL MEMBERS OF OUR BOARD OF DIRECTORS ARE ELIGIBLE FOR AWARDS UNDER THE 2016 PLAN AND THUS HAVE A PERSONAL INTEREST IN THE APPROVAL OF THE 2016 PLAN.

        The existence of financial and personal interests of GPIA's directors may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of GPIA and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled "The Merger Proposal—Interests of GPIA's Directors and Officers in the Merger" for a further discussion of this.

THE ADJOURNMENT PROPOSAL

        The adjournment proposal allows GPIA's board of directors to submit a proposal to approve, by ordinary resolution, the adjournment of the general meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event, based on the tabulated votes, there are not sufficient votes at the time of the general meeting to approve the condition precedent proposals. The purpose of the adjournment proposal is to permit further solicitation of proxies and to provide additional time for the GPIA initial shareholders, World Kitchen and the World Kitchen equityholders to make purchases of public shares or other arrangements that would increase the likelihood of obtaining a favorable vote on the proposals to be put to the general meeting. See "The Merger Proposal—Interests of GPIA's Directors and Officers in the Merger".

Consequences if the Adjournment Proposal is Not Approved

        If the adjournment proposal is presented to the general meeting and is not approved by the shareholders, GPIA's board of directors may not be able to adjourn the general meeting to a later date in the event, based on the tabulated votes, there are not sufficient votes at the time of the general meeting to approve the condition precedent proposals. In such event, the merger would not be completed.

Vote Required for Approval

        The approval of the adjournment proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the then outstanding GPIA ordinary shares who, being present and entitled to vote at the general meeting, vote at the general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the general meeting.

        The adjournment proposal is not conditioned upon any other proposal.

Recommendation of the GPIA Board of Directors

        THE GPIA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT GPIA SHAREHOLDERS VOTE "FOR" THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

        The existence of financial and personal interests of GPIA's directors may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of GPIA and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled "The Merger Proposal—Interests of GPIA's Directors and Officers in the Merger" for a further discussion of this.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following summary is a discussion of U.S. federal income tax considerations of the domestication, an exercise of redemption rights and the Merger generally applicable to holders of GPIA ordinary shares or warrants and WDKN common stock or warrants. This section applies only to holders that hold their GPIA ordinary shares, warrants, WDKN common stock and warrants as capital assets for U.S. federal income tax purposes (generally, property held for investment). This section is general in nature and does not discuss all aspects of U.S. federal income taxation that might be relevant to a particular holder in light of such holder's circumstances or status, nor does it address tax considerations applicable to a holder subject to special rules, including:

  •
  a dealer in securities,

  •
  a trader in securities that elects to use a mark-to-market method of accounting,

  •
  a tax-exempt organization,

  •
  a life insurance company, real estate investment trust or regulated investment company,

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  a person liable for alternative minimum tax,

  •
  a U.S. expatriate,

  •
  a person that actually or constructively owns 10% or more of GPIA voting stock,

  •
  a partnership or other pass-through entity for U.S. federal income tax purposes, or a beneficial owner of a partnership or other pass-through entity,

  •
  a person that holds GPIA ordinary shares or warrants as part of a straddle or a hedging or conversion transaction,

  •
  a U.S. Holder whose functional currency is not the U.S. dollar,

  •
  a person that received GPIA ordinary shares or warrants as compensation for services,

  •
  a controlled foreign corporation, or

  •
  a passive foreign investment company.

        This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), proposed, temporary and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. This discussion does not address U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes or the Medicare tax on investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation.

        We have not and do not intend to seek any rulings from the U.S. Internal Revenue Service (the "IRS") regarding the domestication, an exercise of redemption rights or the Merger. There can be no assurance that the IRS will not take positions concerning the tax consequences of the transactions that are inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.

        If a partnership (or any entity so characterized for U.S. federal income tax purposes) holds GPIA ordinary shares or warrants or WDKN common stock or warrants, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding any GPIA ordinary shares or warrants or WDKN common stock or warrants and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of the domestication, an exercise of redemption rights and the Merger to them.

        THE FOLLOWING IS FOR INFORMATIONAL PURPOSES ONLY. ALL SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE DOMESTICATION, AN EXERCISE OF REDEMPTION RIGHTS AND THE MERGER, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.

U.S. HOLDERS

        For purposes of this discussion, a U.S. Holder means a beneficial owner of GPIA ordinary shares or warrants or WDKN common stock or warrants, as the case may be, who or that is, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States,

  •
  a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or any state thereof (including the District of Columbia),

  •
  an estate whose income is subject to U.S. federal income tax regardless of its source, or

  •
  a trust if (1) a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or (2) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Effects of the domestication

        The U.S. federal income tax consequences of the domestication will depend primarily upon whether the domestication qualifies as a "reorganization" within the meaning of Section 368 of the Code.

        Under Section 368(a)(1)(F) of the Code, a reorganization (an "F Reorganization") is a "mere change in identity, form, or place of organization of one corporation, however effected". Pursuant to the domestication, GPIA will change its jurisdiction of incorporation from the Cayman Islands to Delaware, and will change its name to World Kitchen Group, Inc.

        Skadden, Arps, Slate, Meagher & Flom LLP has delivered an opinion that the domestication should satisfy the requirements for an F Reorganization, and that, accordingly, the material U.S. federal income tax consequences of the domestication to U.S. Holders are as described under this heading, "—Effects of the domestication". Such opinion is filed as Exhibit 8.1 to the registration statement of which this proxy statement/prospectus forms part, and is based on customary assumptions and representations. If any of such representations and assumptions is incorrect, incomplete or inaccurate, the validity of the opinion described above may be adversely affected and the tax consequences of the domestication could differ from those described herein. An opinion of counsel is not binding on the IRS or any court, so there can be no certainty that the IRS will not challenge the conclusions reflected in the opinion or that a court would not sustain such a challenge.

        Because the domestication should qualify as an F Reorganization, U.S. Holders generally should not recognize taxable gain or loss on the domestication for U.S. federal income tax purposes, except as provided below under the caption headings "—Effects of Section 367" and "—PFIC Considerations", and the domestication should be treated for U.S. federal income tax purposes as if GPIA (i) transferred all of its assets and liabilities to WDKN in exchange for all of the outstanding common stock and warrants of WDKN; and (ii) then distributed the common stock and warrants of WDKN to the shareholders of GPIA in liquidation of GPIA. The taxable year of GPIA will be deemed to end on the date of the domestication.

        Because the domestication will occur immediately prior to the redemption of U.S. Holders that exercise redemption rights, U.S. Holders exercising such redemption rights will be subject to the potential tax consequences of the domestication. All U.S. Holders considering exercising redemption rights are urged to consult with their tax advisors with respect to the potential tax consequences of the domestication and an exercise of redemption rights to them.

Basis and Holding Period Considerations

        Assuming the domestication qualifies as an F Reorganization: (i) the tax basis of a WDKN share or warrant received by a U.S. Holder in the domestication will equal the U.S. Holder's tax basis in the GPIA share or warrant, as the case may be, surrendered in exchange therefor, increased by any amount included in the income of such U.S. Holder as a result of Section 367 of the Code (as discussed below) and (ii) the holding period for a WDKN share or warrant received by a U.S. Holder will include such holder's holding period for the GPIA share or warrant surrendered in exchange therefor.

Effects of Section 367

        Section 367 of the Code applies to certain non-recognition transactions involving foreign corporations, including a domestication of a foreign corporation in an F Reorganization. Section 367 of the Code imposes income tax on certain United States persons in connection with transactions that would otherwise be tax-free. Section 367(b) of the Code will generally apply to U.S. Holders of GPIA at the time of the domestication. Because the domestication will occur immediately prior to the redemption of holders that exercise redemption rights, U.S. Holders exercising redemption rights will be subject to the potential tax consequences of Section 367 of the Code as a result of the domestication.

A.    U.S. Holders of GPIA

        A U.S. Holder who, at the time of the Domestication beneficially owns (directly, indirectly or constructively) 10% or more of the total combined voting power of all classes of GPIA ordinary shares entitled to vote (a "U.S. Shareholder") must include in income as a dividend the "all earnings and profits amount" attributable to the GPIA ordinary shares it directly owns, within the meaning of Treasury Regulations under Section 367. A U.S. Holder's ownership of stock options will be taken into account in determining whether such holder owns 10% or more of the total combined voting power of all classes of stock. Complex attribution rules apply in determining whether a U.S. Holder owns 10% or more of the total combined voting power of all classes of GPIA ordinary shares entitled to vote and all U.S. Holders are urged to consult their tax advisors with respect to these attribution rules.

        A U.S. Shareholder's all earnings and profits amount with respect to its GPIA ordinary shares is the net positive earnings and profits of GPIA (as determined under Treasury Regulations under Section 367) attributable to the shares (as determined under Treasury Regulations under Section 367) but without regard to any gain that would be realized on a sale or exchange of such shares. Treasury Regulations under Section 367 provide that the all earnings and profits amount attributable to a shareholder's stock is determined according to the principles of Section 1248 of the Code. In general, Section 1248 of the Code and the Treasury Regulations thereunder provide that the amount of earnings and profits attributable to a block of stock in a foreign corporation is the ratably allocated portion of the foreign corporation's earnings and profits generated during the period the shareholder held the block of stock.

        GPIA does not expect to have cumulative net earnings and profits at the time of the domestication. If GPIA's cumulative net earnings and profits through the date of the domestication are less than or equal to zero, then a U.S. Shareholder should not be required to include in gross income an all earnings and profits amount with respect to its GPIA ordinary shares. It is possible, however, that the amount of GPIA's earnings and profits could be greater than expected through the date of the domestication in which case a U.S. Shareholder would be required to include it's all earnings and profits amount in income as a deemed dividend under Treasury Regulations under Section 367 as a result of the domestication.

B.    U.S. Holders That Own Less Than 10 Percent of GPIA

        A U.S. Holder who, at the time of the domestication, beneficially owns (directly, indirectly or constructively) GPIA ordinary shares with a fair market value of $50,000 or more but less than 10% of the total combined voting power of all classes of GPIA ordinary shares entitled to vote will recognize gain (but not loss) with respect to the domestication or, in the alternative, may elect to recognize the "all earnings and profits" amount attributable to such holder as described below.

        Unless a U.S. Holder makes the "all earnings and profits" election as described below, such holder generally must recognize gain (but not loss) with respect to WDKN common stock received in the domestication in an amount equal to the excess of the fair market value of the WDKN common stock received over the U.S. Holder's adjusted tax basis in the GPIA ordinary shares deemed surrendered in exchange therefor.

        In lieu of recognizing any gain as described in the preceding paragraph, a U.S. Holder may elect to include in income the all earnings and profits amount attributable to its GPIA ordinary shares under Section 367(b). There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things:

  (i)
  a statement that the domestication is a Section 367(b) exchange;

  (ii)
  a complete description of the domestication;

  (iii)
  a description of any stock, securities or other consideration transferred or received in the domestication;

  (iv)
  a statement describing the amounts required to be taken into account for U.S. federal income tax purposes;

  (v)
  a statement that the U.S. Holder is making the election that includes (A) a copy of the information that the U.S. Holder received from GPIA establishing and substantiating the U.S. Holder's all earnings and profits amount with respect to the U.S. Holder's GPIA ordinary shares, and (B) a representation that the U.S. Holder has notified GPIA (or WDKN) that the U.S. Holder is making the election; and

  (vi)
  certain other information required to be furnished with the U.S. Holder's tax return or otherwise furnished pursuant to the Code or the Treasury Regulations.

        In addition, the election must be attached by an electing U.S. Holder to such holder's timely filed U.S. federal income tax return for the year of the domestication, and the U.S. Holder must send notice of making the election to GPIA or WDKN no later than the date such tax return is filed. In connection with this election, GPIA intends to provide each U.S. Holder eligible to make such an election with information regarding GPIA's earnings and profits upon request.

        GPIA does not expect that its cumulative earnings and profits will be greater than zero through the date of the domestication and if that proves to be the case, U.S. Holders who make this election should generally not have an income inclusion under Section 367(b) provided the U.S. Holder properly executes the election and complies with the applicable notice requirements. However, as noted above, if it were determined that GPIA had positive earnings and profits through the date of the domestication, a U.S. Holder that makes the election described herein could have an all earnings and profits amount with respect to its GPIA shares, and thus could be required to include that amount in income as a deemed dividend under Treasury Regulation Section 1.367(b)-3(b)(3) as a result of the domestication.

        U.S. HOLDERS ARE STRONGLY URGED TO CONSULT A TAX ADVISOR REGARDING THE CONSEQUENCES OF MAKING AN ELECTION AND THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO AN ELECTION.

C.    U.S. Holders that Own GPIA ordinary shares with a Fair Market Value of Less Than $50,000

        A U.S. Holder who, at the time of the domestication, owns (or is considered to own) stock of GPIA with a fair market value less than $50,000 should not be required to recognize any gain or loss under Section 367 of the Code in connection with the domestication, and generally should not be required to include any part of the all earnings and profits amount in income.

        All U.S. Holders are urged to consult their tax advisors with respect to the effect of Section 367 of the Code to their particular circumstances.

Tax Consequences for U.S. Holders of GPIA Warrants

        Subject to the considerations described above relating to Section 367(b) and below relating to PFIC considerations, a U.S. Holder of GPIA warrants should not be subject to U.S. federal income tax with respect to the exchange of GPIA warrants for WDKN warrants in the domestication.

PFIC Considerations

        In addition to the discussion under the heading "—Effects of Section 367", above, the domestication could be a taxable event to U.S. Holders under the passive foreign investment company ("PFIC") provisions of the Code.

A.    Definition of a PFIC

        In general, GPIA will be a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held GPIA ordinary shares, (a) at least 75% or more of GPIA's gross income for the taxable year was passive income or (b) at least 50% or more of the value, determined on the basis of a quarterly average, of GPIA's assets is attributable to assets that produce or are held to produce passive income. Passive income generally includes dividends, interest, rents and royalties, but excludes rents and royalties that are derived in the active conduct of a trade or business and that are received from an unrelated person, as well as annuities and gains from assets that produce passive income. For purposes of these rules, interest income earned by GPIA would be considered to be passive income and cash held by GPIA would be considered to be a passive asset.

B.    PFIC Status of GPIA

        Based upon the composition of its income and assets, and upon a review of its financial statements, GPIA believes that it likely was a PFIC for its most recent taxable year ended on December 31, 2015 and will be considered a PFIC for its current taxable year which ends as a result of the domestication.

C.    Effects of PFIC Rules on the domestication

        As discussed above, GPIA believes that it likely treated as a PFIC for U.S. federal income tax purposes. Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a United States person who disposes of stock of a PFIC recognizes gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed Treasury Regulations under Section 1291(f) of the Code have been promulgated with a retroactive effective date. If finalized in their current form, those regulations may require taxable gain recognition in the domestication if GPIA were classified as a PFIC at any time during such U.S. Holder's holding period in such stock and the U.S. Holder had not made a QEF Election (as described below) for the first taxable year in which the U.S. Holder owned GPIA ordinary shares or in which GPIA was a PFIC, whichever is later or a mark-to-market election (as described below). The tax on any such recognized gain would be imposed based on a complex set of computational rules designed to offset the tax deferral with respect to the undistributed earnings of GPIA.

        Under these rules:

  •
  the U.S. Holder's gain would be allocated ratably over the U.S. Holder's holding period for such holder's GPIA ordinary shares or warrants;

  •
  the amount of gain allocated to the U.S. Holder's taxable year in which the U.S. Holder recognized the gain, or to the period in the U.S. Holder's holding period before the first day of the first taxable year in which GPIA was a PFIC, would be taxed as ordinary income;

  •
  the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in such holder's holding period would be taxed at the highest tax rate in effect for that year applicable to the U.S. Holder; and

  •
  the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

Any "all earnings and profits amount" included in income by a U.S. Holder as a result of the domestication (discussed under the heading "—Effects of Section 367" above) generally would be treated as gain subject to these rules.

        It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted. Therefore, U.S. Holders of GPIA ordinary shares that have not made a timely QEF Election or a mark-to-market election (as described below) may, pursuant to the proposed Treasury Regulations, be subject to taxation on the domestication to the extent their shares have a fair market value in excess of their tax basis. An Electing Shareholder (as described below) generally would not be subject to the adverse PFIC rules discussed above but rather would include annually in gross income its pro rata share of the ordinary earnings and net capital gain of GPIA, whether or not such amounts are actually distributed.

D.    Impact of PFIC Rules on U.S. Holders

        The impact of the PFIC rules on a U.S. Holder of GPIA ordinary shares will depend on whether the U.S. Holder has made a timely and effective election to treat GPIA as a "qualified electing fund" under Section 1295 of the Code for the tax year that is the first year in the U.S. Holder's holding period of GPIA ordinary shares during which GPIA qualified as a PFIC (a "QEF Election"). A U.S. Holder's ability to make a QEF Election with respect to GPIA is contingent upon, among other things, the provision by GPIA of a "PFIC Annual Information Statement" to such U.S. Holder. GPIA will make available such information statements to U.S. Holders upon request. A U.S. Holder of GPIA that made a QEF Election may be referred to as an "Electing Shareholder" and a U.S. Holder of GPIA that did not make a QEF Election may be referred to as a "Non-Electing Shareholder". A U.S. Holder is not able to make a QEF Election with respect to GPIA warrants.

        A Non-Electing Shareholder may be subject to adverse tax consequences upon the sale of its GPIA ordinary shares and upon the domestication (as described below). If a Non-Electing Shareholder sells or is otherwise treated as disposing of its GPIA ordinary shares, the entire amount of any gain realized upon the sale will be treated as an "excess distribution" made in the year of sale and as a consequence will generally be treated as ordinary income, and, to the extent allocated to years prior to the year of sale, will be subject to a special interest charge.

        The impact of the PFIC rules on a U.S. Holder of GPIA ordinary shares may also depend on whether the U.S. Holder has made an election under Section 1296 of the Code. U.S. Holders who hold (actually or constructively) stock of a foreign corporation that is classified as a PFIC may annually elect to mark such stock to its market value if such stock is regularly traded on an established exchange (a "mark-to-market election"). No assurance can be given that the GPIA ordinary shares are considered to be regularly traded for purposes of the mark-to-market election or whether the other requirements of this election are satisfied. If such an election is available and has been made, such U.S. Holders will generally not be subject to the special taxation rules of Section 1291 of the Code discussed herein. However, if the mark-to-market election is made by a Non-Electing Shareholder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to GPIA ordinary shares. A mark-to-market election is not available with respect to GPIA warrants.

        U.S. Holders are strongly urged to consult their tax advisors concerning the impact of the PFIC rules on the domestication, including, without limitation, whether a QEF Election, "deemed sale" election and/or "mark to market" election is available and whether a "deemed sale" election is available to the extent a timely QEF Election cannot be made with respect to their GPIA ordinary shares and the consequences to them of any such election.

NON-U.S. HOLDERS

        The following describes U.S. federal income tax considerations relating to the ownership and disposition of WDKN common stock and warrants by a non-U.S. Holder after the domestication. For purposes of this discussion, a non-U.S. Holder means a beneficial owner of WDKN common stock or warrants who or that is, for U.S. federal income tax purposes, not a U.S. Holder (as defined above).

Dividends

        In general, any distributions made to a non-U.S. Holder on shares of WDKN, to the extent paid out of WDKN's current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the non-U.S. Holder's conduct of a trade or business within the United States, will be subject to withholding tax from the gross amount of the dividend at a rate of 30%, unless such non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the non-U.S. Holder's adjusted tax basis in its common stock or warrants of WDKN and, to the extent such distribution exceeds the non-U.S. Holder's adjusted tax basis, as gain realized from the sale or other disposition of the WDKN common stock or warrants, which will be treated as described under "Non-U.S. Holders—Gain on Sale, Taxable Exchange or Other Taxable Disposition of WDKN Common Stock and Warrants" below.

        Dividends paid by WDKN to a non-U.S. Holder that are effectively connected with such non-U.S. Holder's conduct of a trade or business within the United States (or if a tax treaty applies are attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. Holder) will generally not be subject to U.S. withholding tax, provided such non-U.S. Holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, such dividends will generally be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders. If the non-U.S. Holder is a corporation, dividends that are effectively connected income may also be subject to a "branch profits tax".

Gain on Sale, Taxable Exchange or Other Taxable Disposition of WDKN Common Stock and Warrants

        A non-U.S. Holder will generally not be subject to U.S. federal income tax on gain realized on a sale or other disposition of WDKN common stock or warrants unless:

  (i)
  such non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met, in which case any gain realized would generally be subject to a flat 30% U.S. federal income tax,

  (ii)
  the gain is effectively connected with a trade or business of the non-U.S. Holder in the United States, (and, if an applicable treaty so requires, is attributable to the conduct of trade or business through a permanent establishment or fixed base in the United States in which case the gain would be subject to U.S. federal income tax on a net income basis at the regular graduated rates and in the manner applicable to U.S. Holders and, if the non-U.S. Holder is a corporation, an additional "branch profits tax" may also apply), or

  (iii)
  WDKN is or has been a U.S. real property holding corporation at any time within the five-year period preceding the disposition or the non-U.S. Holder's holding period, whichever period is shorter, and either (A) the WDKN common stock have ceased to be regularly traded on an established securities market or (B) the non-U.S. Holder has owned or is deemed to have owned, at any time within the five-year period preceding the disposition or the non-U.S. Holder's holding period, whichever period is shorter, more than 5% of the WDKN's common stock.

Information Reporting Requirements and Backup Withholding

        Information returns will be filed with the IRS in connection with payments of dividends on and the proceeds from a sale or other disposition of WDKN common stock. A non-U.S. Holder may have to comply with certification procedures to establish that it is not a United States person for U.S. federal income tax purposes or otherwise establish an exemption in order to avoid information reporting and backup withholding requirements or to claim a reduced rate of withholding under an applicable income tax treaty. The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such non-U.S. Holder's U.S. federal income tax liability and may entitle such non-U.S. Holder to a refund, provided that the required information is furnished by such non-U.S. Holder to the IRS in a timely manner.

Foreign Account Tax Compliance Act

        Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred as the "Foreign Account Tax Compliance Act" or "FATCA") generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of, and, after December 31, 2018, gross proceeds from the sale or other disposition of, securities (including GPIA ordinary shares or warrants and WDKN common stock or warrants) which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which GPIA ordinary shares or warrants or WDKN common stock or warrants are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and, after December 31, 2018, gross proceeds from the sale or other disposition of, GPIA ordinary shares or warrants or WDKN common stock or warrants held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any "substantial United States owners" or (ii) provides certain information regarding the entity's "substantial United States owners", which will in turn be provided to the U.S. Department of Treasury. All holders should consult their tax advisors regarding the possible implications of FATCA on their investment in GPIA ordinary shares or warrants or WDKN common stock or warrants.

Effects to U.S. Holders of GPIA ordinary shares Exercising Redemption Rights

        The U.S. federal income tax consequences to a U.S. Holder of GPIA ordinary shares (which become WDKN common stock in the domestication) that exercises its redemption rights to receive cash from the trust account in exchange for all or a portion of its WDKN common stock will depend on whether the redemption qualifies as a sale of the WDKN common stock redeemed under Section 302 of the Code or is treated as a distribution under Section 301 of the Code. If the redemption qualifies as a sale of such U.S. Holder's WDKN common stock redeemed, the holder will generally recognize capital gain or capital loss equal to the difference, if any, between the amount of cash received and such holder's tax basis in the WDKN common stock redeemed.

        Whether a redemption qualifies for sale treatment will depend largely on the total amount of WDKN common stock treated as held by the U.S. Holder (including any shares constructively owned by the U.S. Holder as a result of owning warrants) relative to all of WDKN's common stock outstanding both before and after the redemption (which will include any WDKN stock issued under the stock issuance proposal). The redemption of WDKN common stock will generally be treated as a sale of the WDKN common stock (rather than as a corporate distribution) if the redemption (i) is "substantially disproportionate" with respect to the U.S. Holder, (ii) results in a "complete termination" of the U.S. Holder's interest in WDKN or (iii) is "not essentially equivalent to a dividend" with respect to the U.S. Holder. The redemption of WDKN common stock will not be essentially equivalent to a dividend if the redemption results in a "meaningful reduction" of the U.S. Holder's proportionate interest in WDKN. Whether the redemption will result in a meaningful reduction in a U.S. Holder's proportionate interest in WDKN will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a "meaningful reduction". In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only WDKN common stock actually owned by the U.S. Holder, but also WDKN common stock constructively owned by the U.S. Holder. A U.S. Holder may constructively own, in addition to shares owned directly, shares owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any shares the U.S. Holder has a right to acquire by exercise of an option, which would generally include WDKN common stock which could be acquired pursuant to an exercise of any WDKN warrants by such U.S. Holder.

        If the redemption does not qualify as a sale of the WDKN common stock redeemed, the U.S. Holder will be treated as receiving a corporate distribution from WDKN. Such distribution will generally be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of WDKN's current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of any such earnings and profits will generally be applied against and reduce the U.S. Holder's basis in its other WDKN common stock (but not below zero) and, to the extent in excess of such basis, will be treated as capital gain from the sale or exchange of such redeemed shares. After the application of those rules, any remaining tax basis of the U.S. Holder in such holder's WDKN common stock redeemed will generally be added to the U.S. Holder's adjusted tax basis in its remaining WDKN common stock, or, if it has none, to the U.S. Holder's adjusted tax basis in its WDKN warrants or possibly in other WDKN common stock shares constructively owned by such holder.

        Because the domestication will occur immediately prior to the redemption of U.S. Holders that exercise redemption rights, U.S. Holders exercising redemption rights will be subject to the potential tax consequences of Section 367 of the Code as a result of the domestication discussed further above.

        U.S. Holders who actually or constructively own five percent or more of WDKN stock (by vote or value) may be subject to special reporting requirements with respect to a redemption, and such holders should consult with their tax advisors with respect to their any applicable reporting requirements.

        All U.S. Holders are urged to consult with their tax advisors as to the tax consequences of a redemption of all or a portion of their WDKN common stock pursuant to an exercise of redemption rights.

Effects of the Merger

        The merger will occur immediately after the domestication. In the merger, Let's Go will merge with and into World Kitchen, with World Kitchen surviving the merger and becoming a wholly-owned subsidiary of WDKN. As consideration for the merger, the current equityholders of World Kitchen will receive both WDKN common stock and cash (other than the holders of World Kitchen's SARs, who will receive only cash).

 UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

        The unaudited pro forma condensed combined statement of operations for the quarter ended March 31, 2016 combines the historical consolidated statement of operations of GPIA for the calendar quarter ended March 31, 2016 and World Kitchen for the fiscal quarter ended April 3, 2016, giving effect to the business combination as if it had been consummated on January 28, 2015 (inception), the beginning of GPIA's most recent fiscal year. The unaudited pro forma condensed combined statement of operations for the period from January 28, 2015 (inception) through December 31, 2015, combines the historical consolidated statement of operations of GPIA for the period from January 28, 2015 (inception) through December 31, 2015 and of World Kitchen for the year ended December 31, 2015, giving effect to the business combination as if it had been consummated on January 28, 2015, the beginning of GPIA's most recent fiscal year. The unaudited pro forma condensed combined balance sheet at March 31, 2016 combines the historical unaudited condensed balance sheet of GPIA at March 31, 2016 and of World Kitchen at April 3, 2016, giving effect to the business combination as if it had been consummated on March 31, 2016. The historical consolidated financial statements have been adjusted in the unaudited pro forma condensed combined financial information to give pro forma effect to pro forma events that are: (1) directly attributable to the business combination; (2) factually supportable; and (3) with respect to the statement of operations, expected to have a continuing impact on the combined company's results. The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial information. In addition, the unaudited pro forma condensed combined financial information was based on, and should be read in conjunction with, the following historical consolidated financial statements and accompanying notes, which are included in this proxy statement/prospectus:

  •
  historical unaudited condensed financial statements of GPIA at, and for the quarter ended March 31, 2016, and the related notes included in GPIA's Quarterly Report on Form 10-Q for the same quarter ended March 31, 2016;

  •
  historical unaudited consolidated financial statements of World Kitchen at, and for the quarter ended, April 3, 2016, and the related notes;

  •
  historical audited consolidated financial statements of GPIA at, and for the period from January 28, 2015 (inception) through December 31, 2015, and the related notes included in GPIA's Annual Report on Form 10-K for the same period ended December 31, 2015; and

  •
  historical audited consolidated financial statements of World Kitchen at, and for the year ended, December 31, 2015, and the related notes.

        The unaudited pro forma condensed combined financial information presents two redemption scenarios as follows:

  •
  Assuming No Redemptions: This scenario assumes that no ordinary shares GPIA are redeemed; and

  •
  Assuming 30% Redemption: This scenario assumes that 5.2 million shares of the GPIA's ordinary shares are redeemed for $43.9 million, net of additional equity investment of $8.0 million, resulting in an aggregate payment of $128.9 million out of the trust account to existing World Kitchen equityholders. In the event that redemptions exceed the 30% redemption scenario, GPIA has the ability to issue incremental equity up to $115.0 million so long as the available cash on the balance sheet is no more than $43.0 million after giving effect to the business combination. Any redemptions over the 30% redemption scenario would not result in any pro forma adjustments to the unaudited pro forma condensed combined balance sheet, unaudited pro forma condensed combined statement of operations, or the respective cash and cash equivalents, ordinary shares, additional paid-in capital, pro forma shares outstanding or earnings (loss) per share as the net impact of the increased redemptions would be offset by the incremental equity issuance.

        The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting in accordance with GAAP with GPIA as the acquirer. Under the acquisition method of accounting, the purchase price is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair market values as of the acquisition date with any excess purchase price allocated to goodwill.

        GPIA has not completed the detailed valuation studies necessary to arrive at the required estimates of the fair value of the assets acquired, the liabilities assumed and the related allocations of the purchase price in the business combination. As a result, the unaudited pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analyses are performed. The unaudited pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma condensed combined financial information presented below. GPIA has estimated the fair value of assets acquired and liabilities assumed based on discussions with members of World Kitchen's management, preliminary valuation studies, due diligence and information presented in the financial statements and accounting records of World Kitchen. The valuation will be finalized as soon as practicable within the required measurement period, but in no event later than twelve months following completion of the business combination. Any increases or decreases in the fair value of these assets and liabilities upon completion of the final valuations will result in adjustments to the balance sheet and/or statement of operations. In addition, the final purchase price of the business combination is subject to the settlement of the final net working capital adjustment expected no later than 60 days following the close of the business combination. The final purchase price and the final purchase price allocation may be different than that reflected in the preliminary purchase price allocation presented herein, and this difference may be material.

        Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial information are described in the accompanying notes. The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and is not necessarily indicative of the operating results and financial position that would have been achieved had the business combination occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information does not purport to project the future operating results or financial position of GPIA following the business combination. The unaudited pro forma adjustments represent management's estimates based on information available as of the date of this unaudited pro forma condensed combined financial information and are subject to change as additional information becomes available and analyses are performed.

        The unaudited pro forma condensed combined financial information, although helpful in illustrating the financial characteristics of GPIA under one set of assumptions, does not reflect the benefits of cost-saving initiatives (or associated costs to achieve such savings), opportunities to earn additional revenue, or other factors that may result as a consequence of the business combination and, accordingly, does not attempt to predict or suggest future results. The unaudited pro forma condensed combined financial information also excludes the effects of costs associated with any restructuring activities, integration activities or asset dispositions resulting from the business combination, as they are currently not known, and to the extent they occur, are expected to be non-recurring and were not incurred as of the closing date of the business combination. However, such costs could affect the combined company following the business combination in the period the costs are incurred or recorded.

GP INVESTMENTS ACQUISITION CORPORATION
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AT MARCH 31, 2016
(in millions)*

	GPIA (a)	World Kitchen (b)	Pro Forma Purchase Accounting Adjustments		Pro Forma Financing Adjustments		Pro Forma Assuming None of the Outstanding WDKN Common Stock is Redeemed	30% Redemption Adjustment		Pro Forma Assuming 30% of the Outstanding WDKN Common Stock is Redeemed
Assets
Cash and cash equivalents	$0.9	$27.3	$5.9	(c)	$25.9	(c)	$60.0	$(43.9)	(q)	$16.1
Accounts receivable, net	—	52.8	—		—		52.8			52.8
Inventories, net	—	145.6	49.1	(d)	—		194.7			194.7
Current deferred tax assets	—	2.5	(1.6)	(g)	—		0.9			0.9
Prepaid expenses and other current assets	0.1	24.2	—		—		24.3			24.3

Total current assets	1.0	252.4	53.4		25.9		332.7	(43.9)		288.8
Property, plant, and equipment, net	—	88.8	28.6	(d)	—		117.4			117.4
Other non-current assets	—	32.3	8.2	(d)	—		40.5			40.5
Goodwill	—	56.0	66.7	(e)	—		122.7			122.7
Other intangible assets, net	—	41.0	148.0	(f)	—		189.0			189.0
Cash and securities held in trust account	172.8	—	(172.8)	(h)	—		—			—

Total non-current assets	172.8	218.1	78.7		—		469.6	—		469.6

Total Assets	$173.8	$470.5	$132.1		$25.9		$802.3	$(43.9)		$758.5

Liabilities and stockholders' equity
Accounts payable and accrued expenses	$1.1	$43.5	$—		$—		$44.6			$44.6
Deferred underwriting fees	6.0	—	(6.0)	(i)	—		—			—
Current portion of long-term debt	—	13.7	—		(11.0)	(o)	2.7			2.7
Other current liabilities	—	50.9	20.2	(g)	—		71.1			71.1

Current Liablities	7.1	108.1	14.2		(11.0)		118.4	—		118.4

Long-term debt, less current portion	—	227.6	—		43.8	(n), (p)	271.4			271.4
Pension and post employment benefit obligations	—	62.9	—		—		62.9			62.9
Other long-term liabilities	—	27.8	54.2	(g)	—		82.0			82.0

Total Liabilities	7.1	426.4	68.4		32.8		534.7	—		534.7
Ordinary shares subject to possible redemption	161.7	—	(161.7)	(j)	—		—			—

Total commitments	161.7	—	(161.7)		—		—	—		—
Common stock	—	0.1	(0.1)	(m)	—		—	—		—
Treasury stock	—	—	—		—		—			—
Preferred shares	—	—	—		—		—			—
Ordinary shares	—	—	—	(k)	—		—	—		—
Additional paid-in capital	5.9	148.6	129.3	(j), (l)	—		283.8	(43.9)	(q)	240.0
Accumulated (deficit)	(0.9)	(59.5)	51.1	(i), (m)	(6.9)	(n)	(16.2)			(16.2)
Accumulated other comprehensive loss	—	(45.1)	45.1	(m)	—		—			—

Equity	5.0	44.1	225.4		(6.9)		267.6	(43.9)		223.8

Liablities and Stockholders' Equity	$173.8	$470.5	$132.1		$25.9		$802.3	$(43.9)		$758.5

*
Amounts may not sum due to rounding.

See accompanying notes to the unaudited pro forma condensed combined financial information.

GP INVESTMENTS ACQUISITION CORPORATION
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
QUARTER ENDED MARCH 31, 2016
(in millions, except per share amounts)*

	GPIA (r)	World Kitchen (s)	Pro Forma Purchase Accounting Adjustments		Pro Forma Financing Adjustments		Pro Forma Assuming None of the Outstanding WDKN Common Stock is Redeemed	30% Redemption Adjustment		Pro Forma Assuming 30% of the Outstanding WDKN Common Stock is Redeemed
Net Sales	$—	$133.2	$—		$—		$133.2	$—		$133.2
Cost of Sales	—	95.5	0.3	(v)	—		95.8	—		95.8

Gross Profit	—	37.7	(0.3)		—		37.4	—		37.4
Selling, General and Administrative Expenses	—	40.0	—	(v)	—		40.0	—		40.0
Amortization of Intangibles	—	0.6	0.4	(v)	—		1.0	—		1.0
Operating costs	1.1	—	—		—		1.1	—		1.1

Income from Operations	(1.1)	(2.9)	(0.7)		—		(4.7)	—		(4.7)
Other Expense, net	(0.1)	(0.6)	0.1		—		(0.6)	—		(0.6)
Interest Expense, net	(0.2)	4.6	0.2	(w)	0.8	(y)	5.4	—		5.4

Income (Loss) Before Income Tax Expense (Benefit)	(0.8)	(6.9)	(1.0)		(0.8)		(9.5)	—		(9.5)
Income Tax Expense (Benefit)	—	1.2	0.2	(x)	0.1	(x)	1.5	—		1.5

Net Income (Loss)	$(0.8)	$(8.1)	$(1.2)		$(0.9)		$(11.0)	$—		$(11.0)

Weighted average shares outstanding:
Basic	5,320,250		28,053,927	(z)			33,374,177	(4,375,000)	(z)	28,999,177
Diluted	5,320,250		28,053,927	(z)			33,374,177	(4,375,000)	(z)	28,999,177
Net income (loss) per common share
Basic	$(0.15)						$(0.33)			$(0.38)
Diluted	$(0.15)						$(0.33)			$(0.38)

*
Amounts may not sum due to rounding.

See accompanying notes to the unaudited pro forma condensed combined financial information.

GP INVESTMENTS ACQUISITION CORPORATION
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
PERIOD FROM JANUARY 28, 2015 (INCEPTION) THROUGH DECEMBER 31, 2015
(in millions, except per share amounts)*

	GPIA (t)	World Kitchen (u)	Pro Forma Purchase Accounting Adjustments		Pro Forma Financing Adjustments		Pro Forma Assuming None of the Outstanding WDKN Common Stock is Redeemed	30% Redemption Adjustment		Pro Forma Assuming 30% of the Outstanding WDKN Common Stock is Redeemed
Net Sales	$—	$672.0	$—		$—		$672.0	$—		$672.0
Cost of Sales	—	474.9	1.5	(v)	—		476.4	—		476.4

Gross Profit	—	197.1	(1.5)		—		195.6	—		195.6
Selling, General and Administrative Expenses	—	159.1	0.2	(v)	—		159.3	—		159.3
Amortization of Intangibles	—	2.6	1.4	(v)	—		4.0	—		4.0
Operating costs	0.2	—	—		—		0.2	—		0.2

Income from Operations	(0.2)	35.4	(3.1)		—		32.1	—		32.1
Other Expense, net	—	0.5	—		—		0.5	—		0.5
Interest Expense, net	(0.1)	19.6	0.1	(w)	2.1	(y)	21.7	—		21.7

Income (Loss) Before Income Tax Expense (Benefit)	(0.1)	15.2	(3.2)		(2.1)		9.8	—		9.8
Income Tax Expense (Benefit)	—	3.6	(0.7)	(x)	(0.5)	(x)	2.4	—		2.4

Net Income (Loss)	$(0.1)	$11.6	$(2.4)		$(1.6)		$7.5	$—		$7.5

Weighted average shares outstanding:
Basic	4,761,628		28,053,927	(z)			32,815,555	4,375,000	(z)	28,440,555
Diluted	4,761,628		28,053,927	(z)			32,815,555	4,375,000	(z)	28,440,555
Net income (loss) per common share
Basic	$(0.03)						$0.23			$0.26
Diluted	$(0.03)						$0.23			$0.26

*
Amounts may not sum due to rounding.

See accompanying notes to the unaudited pro forma condensed combined financial information.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL INFORMATION

1.     Description of the Business Combination

        On April 19, 2016, GPIA entered into the merger agreement with Let's Go, a wholly-owned subsidiary of GPIA and World Kitchen pursuant to which, among other things and in accordance with the terms and subject to the conditions of the merger agreement, GPIA will acquire World Kitchen through a merger of Let's Go with and into World Kitchen with World Kitchen continuing as the surviving entity.

        In accordance with the terms and subject to the conditions of the merger agreement and subject to certain adjustments set forth therein, the aggregate purchase price for the business combination and related transactions is expected to be approximately $500.0 million, which amount will be reduced by, among other things, the aggregate amount of the funds used to repay certain debt obligations of World Kitchen as set forth in the merger agreement. Also, pursuant to the terms of the merger agreement, in the event that redemptions exceed the 30% redemption scenario, GPIA has the ability to issue incremental equity up to $115.0 million so long as the available cash on the balance sheet is no more than $43.0 million after giving effect to the business combination.

2.     Basis of Pro Forma Presentation

        The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting and is based on the historical consolidated financial statements of GPIA and World Kitchen.

        The unaudited pro forma condensed combined statement of operations for the quarter ended March 31, 2016 combines the historical consolidated statement of operations of GPIA for the calendar quarter ended March 31, 2016 and World Kitchen for the fiscal quarter ended April 3, 2016. Both GPIA's and World Kitchen's fiscal year-end is December 31. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2015 combines GPIA's consolidated statement of operations for the period from January 28, 2015 (inception) through December 31, 2015 with World Kitchen's consolidated statement of operations for the year ended December 31, 2015. The unaudited pro forma condensed combined balance sheet at March 31, 2016 combines the historical unaudited condensed balance sheet of GPIA at March 31, 2016 and of World Kitchen at April 3, 2016.

        The acquisition method of accounting is based on Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 805, Business Combination ("ASC 805"), and uses the fair value concepts defined in FASB ASC 820, Fair Value Measurements ("ASC 820"). ASC 805 requires, among other things, that most assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date by GPIA, who was determined to be the accounting acquirer.

        ASC 820 defines the term "fair value", sets forth the valuation requirements for any asset or liability measured at fair value, expands related disclosure requirements and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. Fair value is defined in ASC 820 as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date". This is an exit price concept for the valuation of the asset or liability. In addition, market participants are assumed to be buyers and sellers in the principal (or the most advantageous) market for the asset or liability. Fair value measurements for an asset assume the highest and best use by these market participants. Many of these fair value measurements can be highly subjective, and it is possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

        Under ASC 805, acquisition-related transaction costs are not included as a component of consideration transferred but are accounted for as expenses in the periods in which such costs are incurred, or if related to the issuance of debt, capitalized as debt issuance costs. Acquisition-related transaction costs expected to be incurred as part of the business combination include estimated fees related to the issuance of long-term debt, as well as advisory, legal and accounting fees.

        The unaudited pro forma condensed combined financial information does not reflect the impact of possible revenue or earnings enhancements, cost savings initiatives, or asset dispositions. Also, the unaudited pro forma condensed combined financial information does not reflect possible adjustments related to restructuring or integration activities that have yet to be determined or transaction or other costs following the business combination that are not expected to have a continuing impact.

        The historical consolidated statement of operations and balance sheet of World Kitchen conform to GPIA's financial statement presentation and accounting policies.

3.     Preliminary Allocation of Purchase Consideration

        The total purchase consideration for the business combination has been allocated to the assets acquired and liabilities assumed for purposes of this unaudited pro forma condensed combined financial information based on their estimated relative fair values. The allocation of the purchase consideration herein is preliminary. The final allocation of the purchase consideration for the business combination will be determined after completion of a thorough analysis to determine the fair value of all assets acquired and liabilities assumed but in no event later than one year following completion of the business combination. Accordingly, the final acquisition accounting adjustments could differ materially from the unaudited pro forma adjustments presented herein. Any increase or decrease in the fair value of the assets acquired and liabilities assumed, as compared to the information shown herein, could also change the portion of purchase consideration allocable to goodwill and could impact the operating results of GPIA following the business combination due to differences in the allocation of the purchase consideration, depreciation and amortization related to some of these assets and liabilities.

        The purchase consideration was preliminarily allocated as follows (in millions):

At March 31, 2016
Preliminary Purchase Consideration:
Cash consideration, including $10 million to escrow	$193.5
Less: cash acquired, net of estimated seller expenses of $8 million	(19.3)
Repayment of World Kitchen long-term debt	241.4
Rollover equity	67.2

Total purchase consideration	$482.8

Preliminary Allocation of Purchase Consideration:
Tangible assets acquired:
Current assets	$272.6
Property, plant and equipment	117.4
Other non-current assets	40.5

Total tangible assets	$430.5
Identified intangible assets	189.0
Current liabilities assumed	(115.4)
Long-term liabilities assumed	(144.0)

Total assets acquired in excess of liabilities assumed	360.1

Goodwill	122.7

Total purchase consideration	$482.8

        The adjusted aggregate purchase price of $491.0 million includes assumed liabilities of $6.8 million of World Kitchen's debt obligations (including the $4.3 million promissory note executed in connection with the closure of World Kitchen's Monee, IL distribution center and a $2.5 million precious metals obligation for purchases of platinum) that will carry forward after the close of the business combination, which are not included in the total purchase consideration calculation above, includes $2.3 million of agreed upon purchase price adjustments and excludes an estimated working capital downward adjustment of $8.2 million. The total purchase consideration includes approximately $67.2 million of equity consideration in the combined company that will be issued to the holders of World Kitchen common stock and vested or unvested unexercised time-based options, performance-based options and stock appreciation rights immediately prior to consummation of the business combination to effectuate the business combination.

        The following table reconciles the purchase price with the estimated cash and equity consideration as presented:

At March 31, 2016
Unadjusted purchase price	$500.0
Indebtedness to be repaid	(241.4)
Cash equivalents held by World Kitchen	27.3
Other adjustments:
Purchase price adjustments	(2.2)
Assumed indebtedness	(6.8)
Estimated seller expenses	(8.0)
Total Cash Proceeds	268.9
Estimated working capital adjustment	(8.2)

Adjusted Cash Proceeds	$260.7
Cash consideration, including $10 million to escrow	193.5
Rollover equity consideration (25% of total cash proceeds of $268.9 million)	67.2

Adjusted Cash Proceeds	$260.7

        Preliminary identifiable intangible assets in the unaudited pro forma condensed combined financial information consist of intangibles derived from patents, customer relationships, technology and certain trademarks. Certain trademarks are considered an indefinite-lived intangible asset and are not amortized. For definite-lived intangibles, the amortization is reflected as an unaudited pro forma adjustment to the unaudited pro forma condensed combined statement of operations using the straight-line method. Management has determined the estimated remaining useful life of these assets based on its consideration of relevant factors. Definite-lived trademarks have an estimated remaining useful life of 15 years, which represents the approximate point in the projection period in which a majority of the asset's cash flows are expected to be realized. A 2.5-year remaining useful life for patents has been estimated based on the projected economic benefits associated with these assets. Customer relationships have an estimated remaining useful life of 20 years, which represents the approximate point in the projection period in which a majority of the asset's cash flows are expected to be realized based on assumed customer attrition rates. A 10-year remaining useful life for technology has been estimated based on the projected economic benefits associated with these assets. These assumptions have been developed based on discussions with World Kitchen's management and World Kitchen's historical customer data. The amount that will ultimately be allocated to these identified intangible assets, and the related amount of amortization, may differ materially from this preliminary allocation.

        The allocation of the purchase consideration for inventory, precious metals and property, plant and equipment was based on the fair market value of such assets.

        Goodwill represents the excess of the total purchase consideration over the fair value of the underlying net assets, largely arising from the global workforce and distribution network that has been established by World Kitchen.

4.     Pro Forma Adjustments

        Pro Forma Adjustments to the Balance Sheet:

          (a)   Represents the historical unaudited condensed balance sheet of GPIA at March 31, 2016.

          (b)   Represents the historical unaudited consolidated balance sheet of World Kitchen at April 3, 2016.

          (c)   Represents the net adjustment to cash associated with GPIA's payment of purchase consideration for the business combination along with the refinancing of World Kitchen's historical short- and long-term debt:

          Pro forma net adjustment to cash associated with purchase accounting adjustments (in millions):

	At March 31, 2016
GPIA cash previously held in trust	$172.8	(1)
Additional GPIA equity funding	50.0	(2)
Payment to World Kitchen selling equityholders	(183.5)	(3)
Payment to escrow	(10.0)	(4)
Payment of transaction costs	(15.4)	(5)
Payment of seller expenses	(8.0)	(6)

Net adjustment to cash associated with purchase accounting	$5.9

(1)
Represents the adjustment related to the reclassification of the cash equivalents held in the trust account in the form of investments to cash and cash equivalents to reflect the fact that these investments are available for use in connection with the business combination and the payment of the purchase consideration and repayment of historical World Kitchen long-term debt.

(2)
Represents an additional equity contribution made by GPIA as part of the business combination.

(3)
Represents the net cash consideration portion of the total purchase consideration that is expected to be paid to World Kitchen selling equityholders to effectuate the business combination.

(4)
Represents the net cash consideration portion of the total purchase consideration that is expected to be paid to escrow accounts to effectuate the business combination.

(5)
Represents an adjustment to record the payment of $6.0 million of deferred underwriting commissions and to record payments of $9.4 million of acquisition related costs. In accordance with ASC 805, acquisition-related transaction costs and related charges are not included as a component of consideration to be transferred but are required to be expensed as incurred. The unaudited pro forma condensed combined balance sheet reflects these costs as a reduction of cash with a corresponding decrease in retained earnings. These costs are not included in the unaudited pro forma condensed combined statement of operations as they are directly related to the business combination and will be non-recurring in nature.

(6)
Represents seller expenses to be paid out of cash acquired.

          Pro forma net adjustment to cash associated with financing adjustments (in millions):

	At March 31, 2016
Repayment of World Kitchen long-term debt	$(241.4)	(7)
Payment of debt issuance costs	(22.7)	(8)
Proceeds from issuance of new long-term debt	290.0	(9)

Net adjustment to cash associated with financing	$25.9

(7)
Represents the debt repayment portion of the total purchase consideration that is expected to be paid to effectuate the business combination, including repayment of historical debt balances of World Kitchen.

(8)
Represents the payment of debt issuance costs of $8.9 million and original issue discount of $13.8 million associated with the new loan facility. Debt issuance costs and original issuance discount are offset against the short-term and long-term debt balance.

(9)
Represents the issuance of $290.0 million of debt, including a $275.0 million term loan and borrowings of $15.0 million under a new asset-backed loan facility. The proposed term loan will mature in seven years while the asset-backed loan facility will mature in five years.

          (d)   Represents the adjustment to record the change in the carrying value of inventory, precious metals and property, plant and equipment to fair value based on preliminary purchase price allocations (in millions).

	At March 31, 2016
Inventory	$49.1	(10)
Precious metals	8.2	(11)
Property, plant and equipment	28.6	(12)

(10)
For finished goods inventory, fair value is defined as selling price less the costs of the selling effort and a reasonable profit allowance on those efforts. For work-in-process inventory, fair value is similar to that of finished goods except that costs to complete must be considered to determine selling price. For raw materials and packaging inventory, book value has been used as it approximates fair value. These cost of sales impact of this adjustment is not included in the unaudited pro forma condensed combined statement of operations as it is directly related to the Business Combination and will be non-recurring in nature.

(11)
Precious metals, which is included in other non-current assets, has been adjusted to reflect the market price of the on hand metals at March 31, 2016.

(12)
Property, plant and equipment has been measured at fair value based on its intended use. All acquired fixed assets are expected to be used post-acquisition. Fair value for acquired fixed assets that are intended to be used is defined as the estimated price that would be realized upon sale to a market participant. As such, land, land improvements and buildings have been revalued to represent the best estimate of current selling price to a willing market participant. For all other machinery and equipment, book value has been used as it approximates fair value. Property, plant and equipment will be depreciated on a straight-line basis over their remaining useful lives ranging from 2 to 8 years.

          (e)   Represents the net adjustment to goodwill based on the preliminary purchase price allocation and calculated, as follows (in millions):

At March 31, 2016
Elimination of World Kitchen's historical goodwill	$(56.0)
Goodwill from preliminary allocation of purchase consideration	122.7

Net adjustment to goodwill	$66.7

          (f)    Represents the net adjustment to intangible assets based on the preliminary purchase price allocation, calculated as follows (in millions):

At March 31, 2016
Elimination of World Kitchen's historical intangible assets	$(41.0)
Intangible assets from preliminary allocation of purchase consideration	189.0

Net adjustment to intangible assets	$148.0

        The following table lists the intangible assets (in millions):

Indefinite lived trademarks	$133.7
Patents	1.1
Definite lived trademarks	7.5
Customer relationships	31.7
Technology	15.0

Total	$189.0

          (g)   Represents the adjustment to record the deferred tax liabilities associated with the change in fair value of inventory; precious metals; property, plant and equipment and intangible assets acquired as part of the business combination.

          (h)   Represents an adjustment to reflect the reclassification of funds held in trust by GPIA to cash and cash equivalents to be used to fund a portion of the overall purchase consideration.

          (i)    Represents the payment of certain deferred underwriting costs as well as the reduction in accumulated deficit as a result of additional estimated acquisition-related transaction costs as described above. These transaction related costs are expensed as incurred and are not reflected in the unaudited pro forma condensed combined statement of operations.

          (j)    Represents an adjustment to reflect that at the time of issuance, certain of GPIA's ordinary shares was subject to a possible redemption and, as such, an amount of $161.7 million was classified outside the equity section in GPIA's historical consolidated balance sheet at March 31, 2016. Under the assumption that none of the shareholders elect to redeem these shares in connection with the business combination, the shares are no longer redeemable and have been reclassified from ordinary shares subject to possible redemption to additional paid in capital.

          (k)   Represents the adjustments for the par value upon conversion of the ordinary shares subject to possible redemption to ordinary shares as described above. De minimus amount attributed to par value, which rounds to zero.

          (l)    Represents an adjustment to record the equity consideration in the combined company that will be paid to the holders of World Kitchen common stock and vested or unvested unexercised time-based options, performance-based options and stock appreciation rights immediately prior to consummation of the business combination to effectuate the business combination. Primarily consists of $50.0 million of additional GPIA equity funding (as found in adjustment (c) above) and $67.2 million of rollover equity (as found in note 3 above).

          (m)  Represents an adjustment to eliminate World Kitchen's historical common stock, accumulated deficit and accumulated other comprehensive loss at April 3, 2016 in conjunction with the completion of the business combination.

          (n)   Represents adjustments to remove World Kitchen's historical unamortized debt financing fees related to historical World Kitchen debt, which are charged against accumulated deficit. Also, represents an adjustment to record the capitalizable debt financing fees of $22.7 million, which includes $13.8 million of original issue discount, associated with the new asset-backed loan and term loan facility as described above. These debt issuance costs will be amortized on a straight-line basis (which approximates the effective interest method) over terms ranging from 5 to 7 years.

          (o)   Represents an adjustment related to the repayment of World Kitchen's current portion of long-term debt in conjunction with the consummation of the business combination.

          (p)   Represents the net adjustment to long-term debt balance, as follows (in millions):

At March 31, 2016
Debt incurred in conjunction with the business combination	$290.0
Original issue discount on new debt (as found in adjustment (n) above)	(13.8)
Capitalized financing fees on new debt (as found in adjustment (n) above)	(8.9)
Historical long-term World Kitchen debt repaid of $241.4 million (excluding current portion found in adjustment (o) above of $11.0 million and including unamortized debt financing fees (found in adjustment (n)) of $6.9 million)	(223.5)

Net adjustment to long-term debt	$43.8

  The debt incurred in conjunction with the business combination of $290.0 million includes borrowings of $275.0 million under the new term loan and $15.0 million under our new $100.0 million asset-backed loan facility. The proposed term loan will mature in seven years while the proposed asset-backed loan facility will mature in five years.

          (q)   30% Redemption Scenario: This scenario assumes that 5.2 million shares of the GPIA's ordinary shares are redeemed for $43.9 million, net of additional equity investment of $8.0 million, resulting in an aggregate payment of $128.9 million out of the trust account to existing World Kitchen equityholders. In the event that redemptions exceed the 30% redemption scenario, GPIA has the ability to issue incremental equity up to $115.0 million so long as the available cash on the balance sheet is no more than $43.0 million after giving effect to the business combination. Any redemptions over the 30% redemption scenario would not result in any pro forma adjustments to the unaudited pro forma condensed combined balance sheet, unaudited pro forma condensed combined statement of operations, or the respective cash and cash equivalents, ordinary shares, additional paid-in capital, pro forma shares outstanding or earnings (loss) per share as the net impact of the increased redemptions would be offset by the incremental equity issuance.

Pro Forma Adjustments to the Statement of Operations:

          (r)   Represents the historical consolidated statement of operations of GPIA for the quarter ended March 31, 2016.

          (s)   Represents the historical consolidated statement of operations of World Kitchen for the quarter ended April 3, 2016.

          (t)    Represents the historical consolidated statement of operations of GPIA for the period from January 28, 2015 (inception) through December 31, 2015.

          (u)   Represents the historical consolidated statement of operations of World Kitchen for the year ended December 31, 2015.

          (v)   Represents the adjustment to record the change in depreciation expense and intangible asset amortization based on the preliminary purchase price allocation as follows (in millions):

Quarter Ended March 31, 2016
Historical depreciation and amortization:
Cost of sales and operating expenses	$6.2
Selling, general and administrative expenses	0.8
Amortization of intangibles	0.6

Total historical depreciation and amortization	$7.6

Pro forma depreciation and amortization:
Cost of sales and operating expenses	$6.4
Selling, general and administrative expenses	0.9
Amortization of intangibles	1.0

Total pro forma depreciation and amortization	$8.3

Net depreciation and amortization adjustment:
Cost of sales and operating expenses	$0.3
Selling, general and administrative expenses	—
Amortization of intangibles	0.4

Net adjustments to depreciation and amortization	$0.7

        For the quarter ended March 31, 2016, a change in fair value of $1 million for either property and equipment or definite-lived intangibles would have a deminimus impact on depreciation or amortization.

Period Ended December 31, 2015
Historical depreciation and amortization:
Cost of sales and operating expenses	$30.5
Selling, general and administrative expenses	4.2
Amortization of intangibles	2.6

Total historical depreciation and amortization	$37.3

Pro forma depreciation and amortization:
Cost of sales and operating expenses	$32.0
Selling, general and administrative expenses	4.4
Amortization of intangibles	4.0

Total pro forma depreciation and amortization	$40.4

Net depreciation and amortization adjustment:
Cost of sales and operating expenses	$1.5
Selling, general and administrative expenses	0.2
Amortization of intangibles	1.4

Net adjustments to depreciation and amortization	$3.1

        For the period ended December 31, 2015, a change in the fair value adjustment of property and equipment of $1 million would change the pro forma depreciation expense by $0.2 million. For the period ended December 31, 2015, a change in the fair value of definite-lived identified intangibles of $1 million would change the pro forma amortization by $0.1 million.

        The calculation of the fair value of property, plant and equipment and identified intangibles is preliminary and based on various assumptions.

          (w)  Represents the adjustment to eliminate historical interest income of GPIA associated with the funds that were previously held in trust which will be used to fund the purchase consideration to effectuate the business combination.

          (x)   Represents the adjustment to record the income tax impacts on the unaudited pro forma adjustments related to depreciation, amortization and interest expense resulting from the unaudited pro forma adjustments related to purchase price accounting adjustments and financing.

          (y)   Represents the net adjustment to interest expense associated with the incurrence of $290.0 million of debt in connection with the business combination, the decrease in interest expense related to historical debt of World Kitchen that is to be repaid as part of or just prior to the business combination. The net adjustment to interest expense is calculated as follows (in millions):

Quarter Ended March 31, 2016
Interest expense and amortization of debt financing fees and original issue discount on new debt	$5.3
Less: interest expense and amortization of debt financing fees on World Kitchen's refinanced debt	(4.5)

Net adjustment to interest expense	$0.8

          The weighted-average interest rate of new debt incurred is expected to be 5.79%. A change in the weighted average interest rate of 0.125% would change interest expense by $0.1 million.

Period Ended December 31, 2015
Interest expense and amortization of debt financing fees and original issue discount on new debt	$21.0
Less: interest expense and amortization of debt financing fees on World Kitchen's refinanced debt	(18.9)

Net adjustment to interest expense	$2.1

          The weighted-average interest rate of new debt incurred is expected to be 5.79%. A change in the weighted average interest rate of 0.125% would change interest expense by $0.4 million.

          For both periods presented, the debt financing fees will be amortized on a straight-line basis (which approximates the effective-interest method) over a period ranging from 5 to 7 years.

          (z)   The following table represents the total pro forma adjustment to basic and diluted weighted-average ordinary shares related to new structure at March 31, 2016:

	Assuming None of the Outstanding WDKN Common Stock is Redeemed	Assuming 30% of the Outstanding WDKN Common Stock is Redeemed
Shares subject to redemption	16,137,312	16,137,312
Issuance of additional shares to GPIA	5,000,000	5,000,000
Issuance of additional shares to World Kitchen selling equityholders	6,916,615	6,916,615
Issuance of additional shares to GPIA to fund redemptions		800,000
Shares redeemed by existing GPIA shareholders	—	(5,175,000)

Net adjustment to pro forma basic shares outstanding	28,053,927	23,678,927
Dilutive effect of warrants	—	—

Net adjustment to pro forma diluted shares outstanding	28,053,927	23,678,927

        The above table presents two redemption scenarios as follows:

  •
  Assuming No Redemptions: This scenario assumes that no ordinary shares of GPIA are redeemed; and

  •
  Assuming 30% Redemption: This scenario assumes that 5.2 million shares of the GPIA's ordinary shares are redeemed for $43.9 million, net of additional equity investment of $8.0 million, resulting in an aggregate payment of $128.9 million out of the trust account to existing World Kitchen equityholders.

        In addition, the dilutive effect of the 23,312,500 outstanding warrants representing 14,687,500 underlying ordinary shares were not included in the computation of pro forma diluted shares outstanding because their inclusion would be anti-dilutive.

COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS

        GPIA is an exempted company incorporated under the Cayman Islands Companies Law (2013 Revision) (the "Cayman Islands Companies Law"). The Cayman Islands Companies Law and GPIA's memorandum and articles of association govern the rights of its shareholders. The Cayman Islands Companies Law differs in some material respects from laws generally applicable to United States corporations and their stockholders. In addition, the memorandum and articles of association will differ in certain material respects from the certificate of incorporation and bylaws of WDKN. As a result, when you become a stockholder of WDKN, your rights will differ in some regards as compared to when you were a shareholder of GPIA.

        Below is a summary chart outlining important similarities and differences in the corporate governance and stockholder/shareholder rights associated with each of GPIA and WDKN according to applicable law and/or the organizational documents of GPIA and WDKN. You also should review the certificate of incorporation and bylaws of WDKN attached hereto as Annexes C and D to this proxy statement/prospectus, as well as the Delaware corporate law and corporate laws of the Cayman Islands, including the Cayman Islands Companies Law, to understand how these laws apply to GPIA and WDKN.

	Delaware	Cayman Islands
Stockholder/Shareholder Approval of Business Combinations	Mergers generally require approval of a majority of all outstanding shares.	Mergers require a special resolution, and any other authorization as may be specified in the relevant articles of association. Parties holding certain security interests in the constituent companies must also consent.
	Mergers in which less than 20% of the acquirer's stock is issued generally do not require acquirer stockholder approval.	All mergers (other than parent/subsidiary mergers) require shareholder approval—there is no exception for smaller mergers.
	Mergers in which one corporation owns 90% or more of a second corporation may be completed without the vote of the second corporation's board of directors or stockholders.	Where a bidder has acquired 90% or more of the shares in a Cayman Islands company, it can compel the acquisition of the shares of the remaining shareholders and thereby become the sole shareholder

A Cayman Islands company may also be acquired through a "scheme of arrangement" sanctioned by a Cayman Islands court and approved by 50%+1 in number and 75% in value of shareholders in attendance and voting at a shareholders' meeting.

	Delaware	Cayman Islands
Stockholder/Shareholder Votes for Routine Matters

Generally, approval of routine corporate matters that are put to a stockholder vote require the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter.

Under the Cayman Islands Companies Law and GPIA's memorandum and articles of association law, routine corporate matters may be approved by an ordinary resolution (being a resolution passed by a simple majority of the shareholders as being entitled to do so).

Appraisal Rights	Generally a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger.	Minority shareholders that dissent from a merger are entitled to be paid the fair market value of their shares, which if necessary may ultimately be determined by the court.
Inspection of Books and Records	Any stockholder may inspect the corporation's books and records for a proper purpose during the usual hours for business.	Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company.
Stockholder/Shareholder Lawsuits	A stockholder may bring a derivative suit subject to procedural requirements (including adopting Delaware as the exclusive forum as per Organizational Documents Proposal H)

In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company's board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company, but only in certain limited circumstances.

Fiduciary Duties of Directors	Directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders.	A director owes fiduciary duties to a company, including to exercise loyalty, honesty and good faith to the company as a whole.
In addition to fiduciary duties, directors owe a duty of care, diligence and skill.
Such duties are owed to the company but may be owed direct to creditors or shareholders in certain limited circumstances.

	Delaware	Cayman Islands
Indemnification of Directors and Officers	A corporation is generally permitted to indemnify its directors and officers acting in good faith.	A Cayman Islands company generally may indemnify its directors or officers except with regard to fraud or wilful default.
Limited Liability of Directors

Permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit.

Liability of directors may be unlimited, except with regard to their own fraud or wilful default.

OTHER INFORMATION RELATED TO GP INVESTMENTS ACQUISITION CORP.

Introduction

        GPIA was incorporated on January 28, 2015 in order to serve as a vehicle for the acquisition of a target business. GPIA's efforts to identify a prospective target business were not limited to any particular industry or geographic region and it did not focus on any specific type of company or any specific geographic region in its search for a target business. Prior to executing the merger agreement with World Kitchen, GPIA's efforts were limited to organizational activities, completion of its initial public offering and the evaluation of possible business combinations.

Formation

        On March 2, 2015, GPIA issued 4,312,500 ordinary shares to GPIAC, LLC, a company whose sole member is our Sponsor (which are referred to as the founder shares), for an aggregate purchase price of $25,000. The 4,312,500 founder shares included an aggregate of up to 562,500 shares subject to forfeiture by the initial shareholders (or their permitted transferees) on a pro rata basis depending on the extent to which the underwriter's over-allotment was exercised. As a result of the underwriter's election to exercise its full over-allotment option to purchase 2,250,000 units on May 26, 2015, 562,500 founder shares were no longer subject to forfeiture. The founder shares are identical to the public shares included in the units sold in our initial public offering described below, except that (1) the founder shares are subject to certain transfer restrictions, as described in more detail below, and (2) the initial shareholders have agreed in the insider letter agreement (i) to waive their redemption rights with respect to the founder shares and public shares purchased during or after our initial public offering in connection with the completion of a business combination and (ii) to waive their rights to liquidating distributions from the trust account with respect to the founder shares if GPIA fails to complete a business combination by May 26, 2017, which is the date that is 24 months from the closing of our initial public offering.

Initial Public Offering

        On May 26, 2015, GPIA consummated its initial public offering of 17,250,000 units, with each unit consisting of one ordinary share and one-half of a warrant to acquire one ordinary share at a price of $11.50. The units were sold at an offering price of $10.00 per unit, generating gross proceeds of $172,500,000. The ordinary shares and warrants comprising the units commenced separate trading on July 10, 2015.

        Simultaneously with the closing of our initial public offering, GPIA consummated the sale of 6,062,500 private placement warrants at a price of $1.00 per warrant in a private placement to our Sponsor, generating gross proceeds of $6,062,500.

        The founder shares are identical to the ordinary shares included in the units that were sold in our initial public offering, except that:

  •
  the founder shares are subject to certain transfer restrictions, as described in more detail in this proxy statement/prospectus; and

  •
  our initial shareholders have agreed in the insider letter agreement (i) to waive their redemption rights with respect to their founder shares and public shares in connection with the completion of our initial business combination and (ii) to waive their rights to liquidating distributions from the trust account with respect to their founder shares if we fail to complete our initial business combination within 24 months from the closing of our initial public offering although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if we fail to complete our business combination within the prescribed time frame. If we submit our initial business combination to our public shareholders for a vote, our initial shareholders have entered into letter agreements with us to vote their founder shares and any public shares purchased during or after our initial public offering in favor of our initial business combination.

Offering Proceeds Held in Trust

        A total of $172,500,000, comprised of approximately $166,437,500 of the proceeds from our initial public offering, including approximately $6,037,500 of underwriters' deferred discount, and $6,062,500 of the proceeds of the sale of the private placement warrants were placed in a trust account maintained by Continental Stock Transfer& Trust Company, acting as trustee. These funds will not be released until the earlier of the completion of our initial business combination or the redemption of our public shares if we are unable to complete a business combination within 24 months from the closing of our initial public offering, although we may withdraw the interest earned on the funds held in the trust account to pay franchise and income taxes.

Fair Market Value of Target Business

        The target business or businesses that GPIA acquires must collectively have a fair market value equal to at least 80% of the balance of the funds in the trust account at the time of the execution of a definitive agreement for its initial business combination, although GPIA may acquire a target business whose fair market value significantly exceeds 80% of the trust account balance. GPIA's board of directors determined that this test was met in connection with the proposed business combination with World Kitchen.

Shareholder Approval of Business Combination

        Under GPIA's amended and restated memorandum and articles of association, in connection with any proposed business combination, GPIA must seek shareholder approval of an initial business combination at a meeting called for such purpose at which public shareholders may seek to redeem their public shares, subject to the limitations described in the prospectus for GPIA's initial public offering. Accordingly, in connection with the business combination with World Kitchen the public shareholders may seek to redeem the WDKN public shares that they will hold upon the domestication in accordance with the procedures set forth in this proxy statement/prospectus.

Voting Restrictions in Connection with Shareholder Meeting

        In connection with our initial public offering, our initial shareholders (consisting of our Sponsor and our independent directors at the time of our initial public offering) entered into letter agreements to vote their founder shares, as well as any public shares purchased during or after our initial public offering, in favor of the merger proposal. Our initial shareholders also have indicated that they intend to vote their shares in favor of all other proposals being presented at the general meeting. As of the date hereof, our Sponsor and our independent directors own 20.0% of our total outstanding common shares.

        At any time prior to the general meeting, during a period when they are not then aware of any material nonpublic information regarding GPIA or its securities, the GPIA initial shareholders, World Kitchen and/or its affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the merger proposal, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of GPIA's ordinary shares or vote their shares in favor of the merger proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that (i) holders of a majority of the shares who, being present and entitled to vote at the general meeting and who do vote, vote in favor of the merger proposal, the stock issuance proposal, the incentive plan proposal or the adjournment proposal, (ii) holders of at least two-thirds of the shares who, being present and entitled to vote at the general meeting and who do vote, vote in favor of the domestication proposal or the organizational documents proposals, and (iii) holders of no more than 30% of the outstanding GPIA ordinary shares elect to redeem the WDKN public shares that they will hold upon the domestication in connection with the merger. Any such share purchases and other transactions may thereby increase the likelihood of obtaining shareholder approval of the business combination. This may result in the completion of our business combination that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by the GPIA initial shareholders for nominal value.

Liquidation if No Business Combination

        Our amended and restated memorandum and articles of association provide that we will have only 24 months from the closing of our initial public offering to complete our initial business combination. If we are unable to complete our business combination within such 24-month period, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account including interest earned on the funds held in the trust account and not previously released to us to pay our franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders' rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under the Cayman Islands Companies Law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our business combination within the 24-month time period.

        Our initial shareholders have entered into letter agreements with us, pursuant to which they have waived their rights to liquidating distributions from the trust account with respect to their founder shares if we fail to complete our initial business combination within 24 months from the closing of our initial public offering. However, if our initial shareholders acquire public shares in or after our initial public offering, they will be entitled to liquidating distributions from the trust account with respect to such public shares if we fail to complete our initial business combination within the allotted 24-month time period. Such events might delay distribution of some or all of our assets to our public shareholders.

        Our Sponsor, executive officers, directors and director nominees have agreed, pursuant to a written agreement with us, that they will not propose any amendment to our amended and restated memorandum and articles of association that would affect the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our initial business combination within 24 months from the closing of our initial public offering, unless we provide our public shareholders with the opportunity to redeem their ordinary shares upon approval of such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account including interest earned on the funds held in the trust account and not previously released to us to pay our franchise and income taxes, divided by the number of then outstanding public shares. This redemption right shall apply in the event of the approval of any such amendment, whether proposed by our Sponsor, any executive officer, director or director nominee, or any other person. However, we may not redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001 (so that we are not subject to the SEC's "penny stock" rules).

        We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the approximately $1,000,000 of proceeds held outside the trust account, although we cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing our plan of dissolution, to the extent that there is any interest accrued in the trust account not required to pay franchise and income taxes on interest income earned on the trust account balance, we may request the trustee to release to us an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

        If we were to expend all of the net proceeds of our initial public offering, other than the proceeds deposited in the trust account, and without taking into account interest, if any, earned on the trust account, the per-share redemption amount received by shareholders upon our dissolution would be approximately $10.00. The proceeds deposited in the trust account could, however, become subject to the claims of our creditors, which would have higher priority than the claims of our public shareholders. We cannot assure you that the actual per-share redemption amount received by shareholders will not be substantially less than $10.00. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors' claims.

        Although we will seek to have all vendors, service providers (other than our independent auditors), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the trust account. If any third-party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third-party that has not executed a waiver if management believes that such third-party's engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third-party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. Upon redemption of our public shares, if we are unable to complete our business combination within the prescribed time frame, or upon the exercise of a redemption right in connection with our business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. In order to protect the amounts held in the trust account, our Sponsor has agreed that it will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the trust account. This liability will not apply with respect to any claims by a third-party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the trust account or to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third-party, then our Sponsor will not be responsible to the extent of any liability for such third-party claims.

We have not independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations and we have not asked our Sponsor to reserve for such indemnification obligations. Therefore, we cannot assure you that our Sponsor would be able to satisfy those obligations. None of our officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

        In the event that the proceeds in the trust account are reduced and our Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. We have not asked our Sponsor to reserve for such indemnification obligations and we cannot assure you that our Sponsor would be able to satisfy those obligations. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.00 per public share.

        We will seek to reduce the possibility that our Sponsor will have to indemnify the trust account due to claims of creditors by endeavoring to have all vendors, service providers (other than our independent auditors), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account. Our Sponsor will also not be liable as to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act. In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from the trust account could be liable for claims made by creditors.

        If we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the trust account, we cannot assure you we will be able to return $10.00 per share to our public shareholders. Additionally, if we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a "preferential transfer" or a "fraudulent conveyance". As a result, a bankruptcy court could seek to recover all amounts received by our shareholders. Furthermore, our board may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

        Our public shareholders will be entitled to receive funds from the trust account only in the event of the redemption of our public shares if we do not complete our business combination within 24 months from the closing of our initial public offering or if they redeem their respective shares for cash upon the completion of the initial business combination. In no other circumstances will a shareholder have any right or interest of any kind to or in the trust account. In the event we seek shareholder approval in connection with our initial business combination, a shareholder's voting in connection with the business combination alone will not result in a shareholder's redeeming its shares to us for an applicable pro rata share of the trust account. Such shareholder must have also exercised its redemption rights described above.

Properties

        GPIA's executive offices are located at 150 E. 52nd Street, Suite 5003 New York, New York 10022, and GPIA's telephone number is (212) 430-4340. Our executive offices are provided to us by an affiliate of our Sponsor. We have agreed to pay an affiliate of our Sponsor a total of $10,000 per month for office space, utilities, secretarial support and administrative services. We believe, based on rents and fees for similar services, that this amount is at least as favorable as we could have obtained from an unaffiliated person. We consider our current office space adequate for our current operations.

        Upon consummation of the business combination, the principal executive offices of WDKN will be located at 9525 West Bryn Mawr Avenue, Suite 400, Rosemont, Illinois, 60018.

Employees

        GPIA has two executive officers. These individuals are not obligated to devote any specific number of hours to GPIA's matters and intend to devote only as much time as they deem necessary to its affairs. GPIA does not intend to have any full time employees prior to the consummation of a business combination.

Directors and Executive Officers

        GPIA's current directors and executive officers are as follows:

Name	Age	Position
Antonio Bonchristiano	49	Chief Executive Officer; Chief Financial Officer (Principal Financial and Accounting Officer); Director
Fersen Lamas Lambranho	54	Chairman, Director
Christopher Brotchie	70	Director
Fernando d'Ornellas Silva	58	Director
Alexandre Hohagen	47	Director

Antonio Bonchristiano

        Mr. Bonchristiano has been our Chief Executive Officer, Chief Financial Officer and director since March 2015. Mr. Bonchristiano is also a member of the board and Chief Executive Officer of GP Investments. He joined GP Investments in 1993 and has been a Managing Director since 1995. Prior to joining GP Investments, Mr. Bonchristiano was a Partner at Johnston Associates Inc., a finance consultancy based in London, and worked for Salomon Brothers Inc. in London and New York. Currently, he serves as a member of the board of directors of AMBEV, GP Advisors, and SPICE. Mr. Bonchristiano is also on the board of several non-profit organizations, including: Fundação Bienal and Fundação Estudar in São Paulo, Brazil and John Carter Brown Library in Providence, RI, USA. Previously, he served as a member of the boards of directors of several companies including BHG, Estácio, BR Properties, ALL, CEMAR, Gafisa, Submarino, Equatorial, BR Malls, Tempo and Magnesita Refratários. He was also previously the Chief Financial Officer of SuperMar Supermercados and Founder and Chief Executive Officer of Submarino. Mr. Bonchristiano holds a bachelor's degree in Politics, Philosophy, and Economics from the University of Oxford. Mr. Bonchristiano is well qualified to serve as a director due to his extensive experience in private equity, numerous directorship roles and financial expertise.

Fersen Lamas Lambranho

        Mr. Lambranho has been the Chairman of our board of directors since March 2015. He is also a member of the board and Chairman of GP Investments. He joined the firm in 1998 and became a Managing Director in 1999. Prior to joining GP, Mr. Lambranho was CEO of Lojas Americanas, where he worked for 12 years and was a board member from 1998 to 2003. Currently, he is Chairman of the Board of Magnesita. He has served as chairman of the boards of LBR, Oi, Contax, Gafisa and ABC Supermercados. Mr. Lambranho serves on the boards of Centauro, BRZ Investimentos and GP Advisors. He previously served on the board of several companies, including BRMalls, San Antonio, Estácio, Tele Norte Leste Participações, São Carlos Empreendimentos e Participações, Farmasa, BR Properties and Americanas.com. He is a board member of several non-profit entities, such as Fundação Bienal de São Paulo and COPPEAD-UFRJ. Mr. Lambranho holds a bachelor's degree in civil engineering from the Universidade Federal do Rio de Janeiro and a Msc degree in business administration from COPPEAD-UFRJ. He also completed the Owner President Management Program at the Harvard Business School. Mr. Lambranho's education, investment experience and experience serving on boards make him an ideal candidate to be the Chairman of our board of directors.

Christopher Brotchie

        Mr. Brotchie has been a member of our board of directors since May 2015. He serves as a Director on the Boards of Baring Private Equity International Ltd, Baring Private Equity Group Ltd, SWICORP Ltd (Riyadh), Firmdale Hotel Holdings Ltd (London) and Bolero International Ltd (London). He is a member of the Investment Committees of Baring Vostok Capital Partners (Moscow), ICentis Capital (Warsaw) and Intaj II (MENA) private equity funds. He is a member of the Advisory Council's of Baring Private Equity Partners Asia (Hong Kong), GP Investments, Ltd., ICentis Capital (Warsaw), Triton Capital Partners (Frankfurt & Stockholm) and the Pacific Pensions Institute (San Francisco). Mr. Brotchie's private equity career started in 1986 when he joined Baring Private Equity Partners in Germany. As a Senior Partner, he was responsible for starting Baring Private Equity's businesses first in Germany (1986 to 1995) and Asia (1995 to 2000) based in Singapore. After 18 years with the firm, he retired in March 2004 as Chief Executive Officer of the Baring Private Equity Partners Group and Member of the Management Council of the ING Group. He holds a Bachelor of Technology degree, with honours from Brunel University and is a Chartered Engineer. He is a winner of the Society of British Aerospace Companies John de Havilland Award and Fellow of the Royal Society of Arts. Mr. Brotchie is well qualified to serve as a director due to his expansive career in private equity, business contacts and financial acumen.

Fernando d'Ornellas Silva

        Mr. d'Ornellas Silva has been a member of our board of directors since May 2015. He currently serves as a Director on the Boards of Meliá Hotels International SA and Dinamia Capital Privado SCR SA, and on the Supervisory Board of Willis Iberia. Mr. d'Ornellas is an advisor for Spain and Latam of Mitsubishi Corporation and a senior advisor of Spain and Latam for Lazard. Mr. d'Ornellas Silva was previously employed as Chairman by Berge Automoción, he was also the Managing Director of Bergé Group until 2012. He has also held the positions of Deputy Financial Manager of Johnson & Johnson Spain, Financial Director of Toyota Spain and Managing Director of Chrysler Spain. Mr. d'Ornellas was also Vice Chairman for Skberge Latinoamérica and of Mitsubishi Motors Chile, and Chairman of Mitsubishi Motors Peru, KIA Argentina, Peru and Portugal, Chrysler Colombia and Chry Portugal. He has also served on the boards of Endesa S.A. and Endesa Chile. Mr. d'Ornellas was a Vice Chairman of the Spanish Import Automobile Association, and a member of the Business Councils Spain-China, Spain-Japan. He is also a member of the International Advisory Board of the Hispanic Society of America. Mr. d'Ornellas graduated in Law and Economics from Madrid's Universidad Pontificia Comillas (ICADE E-3) and holds an MBA from IESE (International Section). Mr. d'Ornellas is well qualified to serve as a director due to his leadership experience, financial expertise and his extensive business acumen.

Alexandre Hohagen

        Mr. Hohagen has been a member of our board of directors since December 2015. Mr. Hohagen is an investor and board advisor with more than 20 years of experience in technology and media in Latin America and United States Hispanics. Until June 2015, Mr. Hohagen was the Vice President for Facebook in Latin America & United States Hispanics, a position he held since February 2011. Before Facebook, Mr. Hohagen was responsible for initiating Google's operations in the Latin America. Between 2005 and 2011, Mr. Hohagen led Google's operations in more than 20 countries in Latin America. Mr. Hohagen also previously held the position of Head of Global Sales in the U.S. and vice president of advertising and e-commerce for UOL (Universo Online). He was also previously General Manager for HBO in Brazil, where he led the commercial area of the premium channels (HBO, Warner). Mr. Hohagen previously worked for Dow Chemical Company, Boehringer Ingelheim and ABN Amro Bank. Mr. Hohagen serves on the board of directors of Estácio Participações S.A. Mr. Hohagen has a degree in journalism and advertising from FIAM, a master's degree in Human Resources from University of Sao Paulo and has attended people management courses at IMD (Switzerland), FGV (Brazil) and IIHR (Netherlands). Mr. Hohagen is well qualified to serve as a director due to his leadership experience and business acumen.

Number and Terms of Office of Directors and Officers

        We have five directors. Our board of directors is divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of shareholders) serving a three-year term. The term of office of the first class of directors, consisting of Mr. d'Ornellas Silva, will expire at our first annual meeting of shareholders. The term of office of the second class of directors, consisting of Mr. Brotchie and Mr. Hohagen, will expire at the second annual meeting of shareholders. The term of office of the third class of directors, consisting of Mr. Bonchristiano and Mr. Lambranho, will expire at the third annual meeting of shareholders. We may not hold an annual meeting of shareholders until after we consummate our initial business combination.

        Our officers are appointed by our board of directors and serve at the discretion of our board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our amended and restated memorandum and articles of association as it deems appropriate. Our amended and restated memorandum and articles of association provide that our officers shall consist of a Chief Executive Officer and a Secretary, and may consist of a Chairman of the Board, Vice Chairman of the Board, one or more Presidents, a Chief Financial Officer, a Treasurer, Vice Presidents, one or more Assistant Vice Presidents, one or more Assistant Treasurers, one or more Assistant Secretaries and any such other officers as may be determined by our board of directors.

Director Independence

        NASDAQ listing standards require that a majority of our board of directors be independent. An "independent director" is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company's board of directors, would interfere with the director's exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that Fersen Lamas Lambranho, Christopher Brotchie, Fernando d'Ornellas Silva and Alexandre Hohagen are "independent directors" as defined in the NASDAQ listing standards and applicable SEC rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Legal Proceedings

        There is no material litigation, arbitration or governmental proceeding currently pending against us or any members of our management team in their capacity as such, and we and the members of our management team have not been subject to any such proceeding in the 12 months preceding the date of this proxy statement/prospectus.

Periodic Reporting and Audited Financial Statements

        GPIA has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the Securities and Exchange Commission. In accordance with the requirements of the Exchange Act, GPIA's annual reports contain financial statements audited and reported on by GPIA's independent registered public accounting firm. GPIA has filed with the SEC its Annual Report on Form 10-K covering the period from January 28, 2015 (inception) through December 31, 2015 and its Quarterly Report on Form 10-Q covering the three months ended March 31, 2016.

GPIA's Management's Discussion and Analysis of Financial Condition and Results of Operations

        The following discussion of GPIA's financial condition and results of operations should be read in conjunction with GPIA's consolidated financial statements and notes to those statements included in this proxy statement/prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Please see "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors" in this proxy statement/prospectus.

Overview

        We are a blank check company incorporated on January 28, 2015 as a Cayman Islands exempted company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. We intend to effectuate our initial business combination using cash from the proceeds of our initial public offering, the sale of warrants in a private placement that occurred simultaneously with the consummation of our initial public offering, our shares, debt or a combination of these as the consideration to be paid in our initial business combination.

Significant Accounting Policies

        The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following significant accounting policy:

Ordinary Shares Subject to Possible Redemption

        We account for our ordinary shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification ("ASC") Topic 480 "Distinguishing Liabilities from Equity". Ordinary shares subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders' equity. Our ordinary shares feature certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, at March 31, 2016, the ordinary shares subject to possible redemption in the amount of $161,693,789 (or 16,137,312 shares) are presented as temporary equity, outside of the shareholders' equity section of our balance sheet.

Results of Operations

        Since the completion of our initial public offering, we have not generated any operating revenues and will not generate such revenues until after the completion of a business combination. All activity from inception to March 31, 2016 relates to our formation, our initial public offering and private placement, the identification and evaluation of prospective candidates for a business combination, the negotiation of the proposed business combination with World Kitchen and the equity and debt financing arrangements in relation thereto and the execution of the merger agreement and related agreements (including the stockholder letter agreement, the non-disclosure agreement, the equity commitment letter, the debt commitment letter), filings with the SEC in relation to the proposed business combination and other activities related to the proposed business combination. We generate non-operating income in the form of interest income on cash and securities held, which we expect to be insignificant in view of the low yields on short-term government securities. We expect to incur increased expenses as a result of being a public company (in respect of legal, financial reporting, accounting and auditing compliance expenses), as well as for due diligence expenses.

        For the period from January 28, 2015 (inception) through December 31, 2015, we had a net loss of $130,726 and for the three months ended March 31, 2016 and 2015, we had a net loss of $802,394 and $9,351, respectively. Net loss for the three months ended March 31, 2016 mainly consists of target identification expenses and operating costs of $1,066,912, offset by interest income of $161,227 and an unrealized gain on marketable securities of $103,291. Net loss for the three months ended March 31, 2015 consists of $9,351 in operating costs. The results of operations in each period mainly consist of operating costs, offset by interest earned on securities in the trust account.

Liquidity and Capital Resources

        On May 26, 2015, we consummated our initial public offering of 17,250,000 units, which includes the exercise by the underwriters of their entire over-allotment option in the amount of 2,250,000 units, at $10.00 per unit, generating gross proceeds of $172,500,000 before underwriting discounts and expenses. Simultaneously with the consummation of our initial public offering, we consummated the sale of an aggregate of 6,062,500 private placement warrants, at a price of $1.00 per warrant in a private placement to our Sponsor, generating gross proceeds of $6,062,500. Each private placement warrant is exercisable to purchase one ordinary share at $11.50 per share and, following the domestication, will entitle the holder thereof to purchase one WDKN common share at the same price.

        We received net proceeds from our initial public offering and sale of the private placement warrants of $173,639,410, net of $4,312,500 cash paid for underwriting fees and $610,590 cash paid for offering costs. In addition, up to $6,037,500 of underwriting fees were deferred until the closing of a business combination. Upon the closing of our initial public offering and the private placement warrants, $172,500,000 was placed into the trust account, while the remaining funds were placed in an account outside of the trust account for working capital purposes.

        As of March 31, 2016, we had cash and securities held in the trust account of $172,842,770 (including $161,227 of interest income) consisting of cash and U.S. treasury bills with a maturity of 180 days or less. Interest income on the balance in the trust account may be available to us to pay taxes and up to $100,000 of our dissolution expenses. Through March 31, 2016, we did not withdraw any funds from the interest earned on securities in the trust account. Other than deferred underwriting fees payable in the event of a business combination, no amounts are payable to the underwriters of our initial public offering.

        As of March 31, 2016, we had cash of $871,920 held outside the trust account, which is available for use by us to cover the costs associated with identifying a target business and negotiating a business combination and other general corporate uses. In addition, as of March 31, 2016, we had accounts payable and accrued expenses of $1,066,973.

        For the period from January 28, 2015 (inception) through December 31, 2015, cash used in operating activities amounted to $196,961, mainly resulting from a net loss of $130,726, interest earned on securities in the trust account of $61,682, unrealized gain on securities held in the trust account of $16,570 and payment of transfer agent and trustee fees of $24,400. For the three months ended March 31, 2016, cash used in operating activities amounted to $95,529, mainly resulting from a net loss of $802,394, offset by interest earned on securities in the trust account of $161,227 and an unrealized gain on marketable securities held in the trust account of $103,291. Changes in working capital provided $971,383 of cash for operating activities.

        We intend to use substantially all of the funds held in the trust account (less amounts used to pay taxes and deferred underwriting commissions) to complete a business combination. To the extent that our capital stock or debt is used, in whole or in part, as consideration to complete a business combination, the remaining proceeds held in the trust account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

        We intend to use the funds held outside the trust account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, structure, negotiate and complete a business combination, pay taxes to the extent the interest earned on the trust account is insufficient to pay our taxes and pay our NASDAQ annual fee.

        We believe we have sufficient capital to operate our business for at least the next twelve months from the date of this proxy statement/prospectus. However, if our estimates of the costs of identifying a target business, undertaking in-depth due diligence and negotiating an initial business combination are less than the actual amounts necessary to do so, we may have insufficient funds available to operate our business prior to a business combination. Moreover, we may need to obtain additional financing either to complete a business combination or because we become obligated to redeem a significant number of our public shares upon completion of a business combination, in which case we may issue additional securities or incur debt in connection with such business combination. Subject to compliance with applicable securities laws, we would only complete such financing simultaneously with the completion of a business combination. If we are unable to complete our initial business combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the trust account. In addition, following our initial business combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations.

Off-balance sheet financing arrangements

        We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements.

        We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or enter into any non-financial agreements involving assets.

Contractual obligations

        We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an administrative agreement to pay an affiliate of our Sponsor, a total of $10,000 per month for office space, utilities, secretarial support and administrative services, commencing on the date our securities are first listed on The NASDAQ Capital Market. Upon the earlier of the completion of the initial business combination or our liquidation, we will cease paying these monthly fees.

Independent Auditors' Fees

        The firm of Marcum LLP acts as GPIA's independent registered public accounting firm. The following is a summary of fees paid or to be paid to Marcum LLP for services rendered. Marcum LLP has not waived its right to make claims against the funds in the trust account for fees of any nature owed to it.

Audit Fees

        During the period from January 28, 2015 (inception) through December 31, 2015, audit fees for our independent registered public accounting firm were $93,078. Audit fees consist of fees billed for professional services rendered for the audit of our year-end financial statements and services that are normally provided by Marcum LLP in connection with regulatory filing

Audit-Related Fees

        We did not receive audit-related services that are not reported as audit fees during the period from January 28, 2015 (inception) through December 31, 2015.

Tax Fees

        During the period from January 28, 2015 (inception) through December 31, 2015, our independent registered public accounting firm did not render any fees for tax services to us.

All Other Fees

        During the period from January 28, 2015 (inception) through December 31, 2015, there were no fees billed for services provided by our independent registered public accounting firm other than those set forth above.

Audit Committee Pre-Approval Policies and Procedures

        Our audit committee, on at least an annual basis, reviews audit and non-audit services performed by Marcum LLP as well as the fees charged by Marcum LLP for such services. Our policy is that all audit and non-audit services must be pre-approved by the audit committee. All of such services and fees were pre-approved during the period from January 28, 2015 (inception) through December 31, 2015.

Code of Ethics

        Upon consummation of our initial public offering, we adopted a Code of Ethics that is applicable to our directors, officers and employees. We filed a copy of our Code of Ethics and our audit and compensation committee charters as exhibits to the registration statement on Form S-1 (Reg. No. 333-203500) that became effective on May 19, 2015. You are able to review these documents by accessing our public filings at the SEC's web site at www.sec.gov. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. Requests for copies of GPIA's code of ethics should be sent in writing to GP Investments Acquisition Corp., 150 E. 52nd Street, Suite 5003, New York, NY 10022. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.

INFORMATION ABOUT WORLD KITCHEN

        The following description applies to the current business of World Kitchen, as well as the business of WDKN following the consummation of the merger. In this section, references to "we", "us", "our" and "World Kitchen" are intended to refer to WKI Holding Company, Inc. and its subsidiaries, unless the context clearly indicates otherwise. The following description includes data regarding the market position of and market estimates related to World Kitchen and its brands. Unless otherwise specified, World Kitchen has relied upon point of sale data reported by (1) The NPD Group, Inc. ("NPD") through its Weekly Retail Tracking Service for the 52 weeks ending January 2, 2016 and (2) The Nielsen Company ("Nielsen") through its Scantrack Service for the Food Storage category for the 52-week period ending January 2, 2016, for the Total U.S. Expanded All Outlets Combined (xAOC) market, according to World Kitchen custom product hierarchy. Unless otherwise stated, NPD and Nielsen statistics used herein are calculated in U.S. dollar sales.

Overview

        Management believes that World Kitchen is a leading global housewares platform with a proven track record of delivering innovative branded consumer solutions for the home dating back more than a century. World Kitchen designs, manufactures, markets and distributes housewares solutions to meet consumer needs across the entire home dining spectrum, including food preparation, cookware, bakeware, dinnerware, cutlery and storage. Through its portfolio of iconic brands, including Corelle®, Pyrex®, CorningWare®, Snapware®, Visions®, Chicago Cutlery® and Revere®, management believes that World Kitchen brands are widely recognized across all categories served, with acknowledged brand strength and consumer loyalty.

        World Kitchen has a rich heritage dating back over 100 years to the Pyrex®, EKCO® and Revere® brands, and became a stand-alone housewares company in 1998 when it was spun out of Corning Incorporated. WKI Holding Company, Inc., the holding company for World Kitchen's operations, was incorporated under the laws of the State of Delaware in 1991, and operates entirely through its domestic and international subsidiaries. World Kitchen's principal executive offices are at 9525 West Bryn Mawr Ave. Suite 300, Rosemont, Illinois 60018. World Kitchen's telephone number is (847) 233-8600 and its website is www.worldkitchen.com. Information contained on World Kitchen's website is not incorporated by reference into this proxy statement/prospectus and does not constitute part of this proxy statement/prospectus.

Competitive Strengths and Strategies

        Management believes that the following strengths differentiate World Kitchen from its competitors and provide a foundation for future growth:

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  Iconic brands with leading market positions and product innovation.  Management believes that World Kitchen has an iconic brand portfolio with high strategic value, and that consumers seek out World Kitchen's market-leading brands because of each brand's reputation for quality, performance, durability and dependability. In addition, management believes that retailers value World Kitchen's ability to drive increased consumer demand through new product innovation.

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  Robust distribution across geographies, channels and strategic customers.  World Kitchen reaches consumers through its diverse, multi-channel distribution platform serving more than 300 leading retailers worldwide, as well as directly at its 112 retail stores and through its well-established e-commerce platform. World Kitchen's products are sold in over 50 countries and in all 50 U.S. states and World Kitchen maintains established, global relationships that average 15 years with its top 15 customers by net sales. In 2015, only one customer represented more than 10% of total net sales and World Kitchen's top ten customers accounted for 46% of total net sales.

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  Proprietary manufacturing and strategic sourcing partnerships.  In 2015, World Kitchen manufactured approximately 62% of its products in-house in the United States as a percentage of cost of goods sold. This includes production of Corelle® glass dinnerware products at World Kitchen's facility in Corning, New York, where it houses proprietary glass making know-how and processes that management believes are the world's only three-layer glass production capability. World Kitchen sourced approximately 38% of its products from third-party suppliers in Asia and Europe as a percentage of cost of goods sold, and the majority of Asian-sourced product originated in China, where World Kitchen has built up strategic relationships with over 20 suppliers.

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  Experienced management team.  World Kitchen has a seasoned senior management team with an average of over 30 years of relevant experience in the industries and geographies in which World Kitchen operates. The team represents a balanced mix of World Kitchen veterans and new hires who bring with them highly relevant experience in the consumer products space.

        Management believes that the foregoing strengths, among others, will enable World Kitchen to deliver on its business and growth strategies, which include:

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  Expanding World Kitchen's presence in high-growth emerging markets.  Management believes that World Kitchen's global platform and infrastructure provide access to the fastest growing housewares markets in key regions such as the Asia-Pacific region ("APAC"), Europe, the Middle East and Africa ("EMEA") and Latin America. World Kitchen has had success driving sales in China by employing local sales, marketing and supply chain resources as well as long-standing relationships with distributors, and intends to leverage this model to expand into other APAC, EMEA and Latin American markets.

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  Selectively pursuing strategic acquisitions.  With its iconic brand portfolio, leading market positions, global presence, strategic retail and distributor relationships, infrastructure and robust research and development platform, management believes that World Kitchen is well-positioned to be a leading acquirer within the highly fragmented housewares industry. World Kitchen intends to identify acquisition targets that will provide opportunities for geographic and category/brand expansion, and that would leverage World Kitchen's well-established global distribution platform. World Kitchen also intends to identify targets that could potentially provide access to new and innovative technologies that could further enhance World Kitchen's product portfolio.

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  Increasing market penetration through product introductions and innovations.  World Kitchen has a long history of introducing innovative, market-driven products to meet the ever-evolving needs of consumers. For example, World Kitchen launched the Corelle® Boutique™ dinnerware line in 2014 in North America, which allowed the brand to expand in department stores. World Kitchen intends to continue to drive sales through new product introductions and product innovation based on its analysis of market opportunities.

Products

Corelle®

        Corelle® dinnerware was the number one brand in the U.S. dinnerware category in 2015 according to NPD. Corelle® employs World Kitchen's proprietary Vitrelle® glass technology, which allows World Kitchen to produce a unique "three layer" glass product that is break- and chip-resistant, easy to clean/dishwasher safe, lightweight and stackable/space saving. Management believes that no other competitor can make a comparable product, and that Corelle® enjoys significant brand awareness among consumers. In the United States, Corelle® dinnerware has traditionally been sold through the mass channel. However, World Kitchen has recently developed more upscale Corelle® products, gaining significant traction in the department store channel as well. In 2015, Corelle® received the Women's

Choice Award for "America's Most Recommended Casual Dinnerware", based on a survey of 60,000 women across the United States. In APAC, Corelle® has premium positioning and strong distribution in higher-end channels, such as department stores and specialty stores. Management believes that APAC consumers are willing to pay a premium for products "Made in the USA" with Corelle®'s differentiated product attributes, and that the localized APAC patterns and designs, which are specially decorated for the APAC market in World Kitchen's Malaysian decorating facility, meet APAC consumers' tastes better than other imported offerings.

Pyrex®

        The Pyrex® brand offers a comprehensive product line, including glass prepware, bakeware, serveware and storage. Pyrex® products are distributed through the mass, grocery, department and specialty channels, as well as online. Pyrex® glass bakeware was the number one U.S. brand in 2015 according to Nielsen. Among its many accolades, the Pyrex® brand was recognized as achieving the greatest market share growth in the non-metal bakeware category by NPD in both 2014 and 2015, and received the Women's Choice Award for "America's Most Recommended Bakeware/Cookware" in 2015, based on a survey of 60,000 women across the United States. Pyrex® sales in 2015 were predominantly in North America, with additional sales in APAC and Latin America.

Snapware®

        In 2015, Snapware® was the fastest-growing glass food storage brand among brands with category dollar shares greater than 1% according to Nielsen. Specializing in airtight, leak-proof storage solutions for kitchen and home use, Snapware®'s comprehensive product line consists of innovative and easy-to-use storage products offered at a competitive, mid-range price point in both plastic and glass. World Kitchen acquired the Snapware® business in December 2010 to enhance World Kitchen's storage offerings. Management believes that Snapware® storage products have a superior closure design, resulting in an airtight, leak-proof, high-quality storage solution that is versatile and easy-to-use. The acquisition of Snapware® has allowed World Kitchen to in-source Pyrex® lids by leveraging Snapware®'s patented, innovative lid technology at World Kitchen's Mira Loma, California facility. Snapware® products are sold through numerous distribution channels, including club stores, mass merchants, home improvement centers and other specialty stores, as well as online.

CorningWare®

        Designed to provide ultimate versatility, CorningWare® ceramic products can be used in conventional, convection and microwave ovens, can be used for storing food in the refrigerator or freezer and are dishwasher safe. Management believes that the patented CorningWare® French White® line is a wedding registry must-have for couples across the world. The brand continues to reshape the ceramic category with designs for everyday living, including the colorful and contemporary CW by CorningWare™ line and the popular Pop-In® mug. In 2015, the new CorningWare® French White® Cast Aluminum™ line was honored with international design awards from both Spark and Good Design for its blend of form and function. CorningWare® bakeware was the number one brand in U.S. ceramic bakeware in 2015 according to Nielsen.

Visions®

        First launched in the early 1980s in APAC, Visions® was the first see-through cooking vessel for use on the stovetop. As a result of its ease-of-use, the brand gained a loyal following. Management believes that the brand commands a price premium over its top competitor because of the long history of Visions® products in the APAC market. Visions® is distributed through department stores, mass merchants, supermarkets, specialty stores and wholesale channels, as well as online and through TV home shopping networks. The majority of Visions® sales in 2015 were in APAC, with additional sales in North America, EMEA and Latin America.

Chicago Cutlery®

        Chicago Cutlery® began more than 85 years ago as a commercial knife-sharpening company in Chicago. It later transitioned into a cutlery company and leverages a proud heritage of professional grade products now available for use in the home. World Kitchen sells a broad range of individual knives and sets, all made from high-quality stainless steel that contains carbon to keep the edges sharper longer and chromium to resist rust and stains. In 2014, Chicago Cutlery® was awarded a "Best Buy" award by Consumers Digest. Chicago Cutlery® is sold in the mass, department and specialty channels, as well as online, and in 2015 the majority of Chicago Cutlery® sales were in North America.

OLFA®

        OLFA® products include industrial-grade cutters, knives, blades and accessories. These products are sold by World Kitchen through an exclusive, multi-year North American distribution agreement.

Other Brands

        World Kitchen also generates net sales through the sale of various products marketed under the Baker's Secret®, EKCO®, Revere® and Magnalite® brands, in addition to sales of non-World Kitchen brands. Management believes that these brands are well-recognized and respected in their particular markets.

Segments

        World Kitchen has three reportable segments, which are organized and managed principally by geographic region: North America, Asia Pacific and LA/EMEA. "North America" includes sales of products having an end-market destination in the United States and Canada. "Asia Pacific" includes sales of products having an end-market destination in APAC. "LA/EMEA" primarily includes sales of products having an end-market destination in Latin America, Europe, the Middle East and Africa. For a further description of World Kitchen's financial results by segment, please see Note 16, "Segment Reporting", to World Kitchen's audited consolidated financial statements for the years ended December 31, 2015, 2014 and 2013 and Note 13, "Segment Reporting", to World Kitchen's unaudited consolidated financial statements for the quarters ended April 3, 2016 and April 5, 2015 included elsewhere in this proxy statement/prospectus.

Customers

        World Kitchen's products are sold in all 50 U.S. states and more than 50 countries worldwide to a diverse customer base, including mass merchants (such as Walmart, Target and e-mart), department stores (such as Macy's and Bed, Bath & Beyond), clubs stores (such as Costco) and grocery stores (such as Kroger), as well as specialty stores, drug stores, value stores and Internet retailers. In certain regions outside of North America, World Kitchen also sells products through third-party distributors, mainly in China, South Korea and Australia.

        During the years ended December 31, 2015, 2014 and 2013, Wal-Mart Stores, Inc., including Sam's Club, accounted for approximately 15%, 17% and 16% of total net sales, respectively, and during the quarters ended April 3, 2016 and April 5, 2015 accounted for approximately 12% and 13% of total net sales, respectively. No other customer accounted for 10% or more of World Kitchen's net sales during these periods. On average, World Kitchen's top 15 customers by net sales have been its partners for more than 15 years, and World Kitchen has not lost a material customer in the past 10 years.

        World Kitchen also sells products directly to consumers at 83 retail stores in 32 U.S. states, nine retail stores in Canada, 12 retail stores in South Korea and eight retail stores in Australia (all of which are leased), as well as through an inbound customer call center and World Kitchen's website.

Sales and Marketing

        World Kitchen employs a multi-faceted sales and marketing strategy that offers comprehensive sales support and sophisticated merchandising programs across its product categories. World Kitchen's highly experienced and dedicated network of internal and external sales representatives works closely with buyers at customer accounts as well as with World Kitchen's operations team to ensure maximum fill rates and in-stock levels.

        World Kitchen relies on an internal sales force of 111 people as of June 30, 2016 that provides full support to World Kitchen's customers. World Kitchen provides collaborative product development, merchandising and promotional services to its retail partners. The sales team is organized by geography, with the primary group heads located in the United States and APAC.

        World Kitchen's marketing efforts are built around its core objectives to reinforce its brand portfolio and product reputation, and to drive strong sell-through of the products at retail. World Kitchen has made a commitment to focus on "retailer centric" promotional events to drive customers' sales. These events employ feature support, displays, freestanding inserts, online marketing, sponsorships, content creation and celebrity endorsements to maximize communication effectiveness with shoppers.

        World Kitchen's integrated marketing efforts have made World Kitchen's brands more interactive, giving the consumer additional touch-points, such as World Kitchen's multi-brand website, to connect with the brand with an integrated approach. Through its integrated marketing platform, World Kitchen intends to harness the power of the growing Millennial shopper to drive incremental pull-through demand across its brands.

        World Kitchen executes on its integrated marketing plan through its marketing team, which as of June 30, 2016 totaled 74 people. To reach customers globally, the team is primarily spread out across the United States (40 employees) and APAC (33 employees). World Kitchen invests a limited amount in traditional media such as print and television advertising, while strategically leveraging digital media in the execution of its integrated model.

        World Kitchen provides multiple value-added services to support its customers, including product development and planning, SKU management, store layout, in-store promotions and co-op advertising. Management believes that customers recognize that World Kitchen's value-added services drive foot traffic and consequently sales in their stores.

New Product Development

        World Kitchen considers innovation a critical part of its differentiation and invests significant resources in maintaining its technological leadership. World Kitchen's new product development team is focused on applying systematic and strategic research, development, design and engineering systems on a global, cross-functional basis to help optimize the product development process to deliver profitable products that meet consumer needs. As of June 30, 2016, World Kitchen's new product development team comprised 24 people, including 22 in the United States (at the Rosemont, Corning and Mira Loma facilities) and two in Asia. The new product development team is integrated with World Kitchen's brand management team to help World Kitchen proactively meet consumer needs and deliver the right product at the right time. Management believes that this integrated approach to innovation allows World Kitchen to develop revolutionary, industry-leading products faster and at a lower cost than its competitors.

        In recent years, World Kitchen has streamlined and enhanced its product development process by incorporating global consumer insights gathering and implementing a stage gate process that accelerates new product timelines. As a result of this revamped strategy, World Kitchen's time to market for new products has been reduced significantly over the past two years. For a further description of World Kitchen's research and development costs, please see Note 2, "Summary of Significant Accounting Policies", to World Kitchen's audited consolidated financial statements for the years ended December 31, 2015, 2014 and 2013 and Note 2, "Summary of Significant Accounting Policies", to World Kitchen's unaudited consolidated financial statements for the quarters ended April 3, 2016 and April 5, 2015 included elsewhere in this proxy statement/prospectus.

Manufacturing, Sourcing and Distribution

        World Kitchen maintains a globally integrated operating platform with a differentiated ability to deliver the highest quality products to its customers in increasingly shorter timeframes—all while maximizing profitability. World Kitchen has a balanced mix of manufactured and sourced product, and management believes that its proprietary glass manufacturing process allows World Kitchen to produce Corelle® dinnerware with product features unmatched anywhere in the world. Additionally, World Kitchen has long-standing sourcing relationships (primarily in Asia) that provide access to product supply for its other brands.

Manufacturing

        World Kitchen's manufacturing footprint is primarily U.S.-based, with certain Corelle® decorating operations located in Malaysia. Management believes that World Kitchen's unique manufacturing capabilities are a distinct advantage that allows World Kitchen to produce glassware with unparalleled performance attributes.

        In 2015, World Kitchen manufactured approximately 62% of its products as a percentage of costs of goods sold. Glass dinnerware is manufactured by World Kitchen at its facilities in Corning, New York, and glass bakeware, prepware and storage is manufactured in World Kitchen's Charleroi, Pennsylvania plant. Certain glass dinnerware, cookware and bakeware for the APAC region are decorated in World Kitchen's Johor Bahru, Malaysia decorating facility. World Kitchen's plant in Mira Loma, California manufactures plastic storage products and lids for Snapware® and plastic lids for Pyrex® bakeware and storage products. World Kitchen depends on a number of suppliers for certain raw materials and equipment used in the manufacturing of its products. World Kitchen believes that its current supply of essential materials is sufficient to meet its needs. However, shortages have occurred from time to time and could occur again, requiring testing of new materials and/or new formulations, or the qualification of a new supplier. For a further description of World Kitchen's manufacturing facilities, please see "—Properties".

Sourcing

        As part of its balanced product mix, World Kitchen sources approximately 38% of its products as a percentage of costs of goods sold from third-party suppliers in Asia and Europe. The majority of Asian-sourced product is made in China, where World Kitchen has built up strategic relationships with over 20 suppliers. To the extent possible, World Kitchen maintains multiple sourcing partners for most products that it sells, including all core products, in order to reduce the risk of supply disruptions and to maintain multiple supply options. Sourced products include metal bakeware, ceramic bakeware, glass storage and prepware, kitchenware, cutlery, cookware, cutting tools and accessories. From time to time, glass bakeware is sourced from third parties in the United States when demand exceeds available capacity at World Kitchen's Charleroi, Pennsylvania plant.

        Suppliers are selected on the basis of four attributes—price, quality, delivery performance and product design capability. World Kitchen optimizes its supply chain by employing a consistent strategy emphasizing key strategic suppliers that have the best overall performance. World Kitchen will occasionally pre-buy product for volume discounts. To mitigate the impact of inflation in countries where World Kitchen sources product and pays in U.S. dollars, World Kitchen solicits new suppliers in an effort to locate the best pricing and leverages its relationships with strategic suppliers to ensure the market for World Kitchen business remains competitive. World Kitchen's suppliers, which are located around the world, can be subject to many constraints on supply that are beyond World Kitchen's control.

Distribution

        World Kitchen currently operates three distribution facilities—two in the United States and one in Malaysia. In North America, regional distribution is handled from World Kitchen's East Coast distribution facility in Greencastle, Pennsylvania and its West Coast distribution facility in Riverside, California. For a further description of World Kitchen's distribution facilities, please see "—Properties".

Properties

        The following are World Kitchen's principal operating locations, with a description either of the products manufactured at such facilities or the use of such facilities. World Kitchen considers its operating properties to be in satisfactory condition and adequate to meet its present needs. The following table provides selected information regarding World Kitchen's principal facilities:

Location	Description	Size (square feet)	Owned/ Leased
Corning, New York	Manufacturing Facility—Corelle® Glass Dinnerware	338,000	Owned(1)
Charleroi, Pennsylvania	Manufacturing Facility—Pyrex® and Snapware® Glass Bakeware and Storage	592,000	Owned
Mira Loma, California	Manufacturing Facility—Snapware® Plastic Storage and Lids and Pyrex® Lids	168,000	Leased
Johor Bahru, Malaysia	Decorating and Distribution Facility	119,000	Leased
Johor Bahru, Malaysia	Warehouse	30,000	Leased
Greencastle, Pennsylvania	Distribution and Packaging Facility	1,012,000	Leased
Riverside, California	Distribution Facility	637,000	Leased

(1)
World Kitchen's 338,000 square foot manufacturing facility in Corning, New York includes an attached batch mix house and batch silo that lie on an adjoining parcel of land, and have a combined footprint of under 3,000 square feet. World Kitchen has contractual rights with the adjoining land owner (Corning Incorporated) for the access and use necessary to operate its business. There are additional improvements supporting the facility that total approximately 23,000 square feet and are located in roughly equal proportions on both World Kitchen's parcel and the adjoining parcel.

Intellectual Property

        As of June 30, 2016, World Kitchen owned or was the exclusive licensee of approximately 305 design and utility patents, including 191 issued U.S. patents and 114 foreign patents and Industrial Design Registrations, with various expiration dates extending from October 22, 2016 through June 15, 2032, and had 32 pending applications. World Kitchen believes that the expiration of any of its patents would not have a material adverse effect on World Kitchen's business. World Kitchen expects to pursue additional patent protection to the extent that it believes it would be both beneficial to its business and cost-effective. For proprietary technology that is not patented, World Kitchen generally seeks to protect the technology and related know-how and information as trade secrets by keeping confidential the information that its believes provides World Kitchen with a competitive advantage.

        With the exception of the Pyrex® trademark and the CorningWare® trademark, service mark and tradename, as described below, World Kitchen owns all the material trademarks, service marks and tradenames relating to its brands. Based upon market research and surveys, World Kitchen believes its brand names and trademarks, as well as its product designs, enjoy a high degree of customer recognition and are valuable assets.

        The Pyrex® trademark is licensed from Corning Incorporated under a fully paid, royalty-free, "perpetual" license (renewable for ten-year terms, which World Kitchen may renew indefinitely), which permits the exclusive use of the Pyrex® trademark in connection with the manufacture, sale and/or distribution of a broad range of durable housewares and other consumer products in its territory. This territory includes North America, South America, Central America, Australia, New Zealand and Asia (excluding the former Soviet Union and Mongolia). Rights to the Pyrex® trademark in Europe and the Middle East are currently licensed to International Cookware.

        The CorningWare® trademark, service mark and tradename are licensed from Corning Incorporated under a fully paid, royalty-free, "perpetual" license (renewable for ten-year terms, which World Kitchen may renew indefinitely), which permits the exclusive use of the CorningWare® trademark in connection with the worldwide manufacture, sale and/or distribution of durable consumer products.

        World Kitchen's employees and independent contractors are required to sign agreements acknowledging that all inventions, trade secrets, works of authorship, developments and other processes generated by them on World Kitchen's behalf are World Kitchen's property, and they assign to World Kitchen any ownership that they may claim in these works. World Kitchen also generally enters into confidentiality agreements with its employees, consultants, suppliers and customers, and generally limits access to and distribution of its proprietary information.

Competition

        The markets for World Kitchen's products are highly competitive and include numerous domestic and foreign competitors, some of which are larger than World Kitchen. The primary competitive factors in selling such products to retailers are new product development, innovation, brand name, product quality, aesthetic appeal to customers, packaging, breadth of product offerings, adaptation to evolving retail channels, distribution capability, delivery time and price. In the United States, World Kitchen competes primarily with EveryWare Global, The Homer Laughlin China Company, Rachael Ray, Wilton Brands, Bradshaw International and Lifetime Brands. Globally, World Kitchen competes primarily with Helen of Troy, Arc International, J.A. Henckels International, Denby Pottery Company and Portmeirion. In addition, certain of World Kitchen's customers develop products on their own or import directly from factories overseas.

Seasonality

        World Kitchen's business and working capital needs are highly seasonal, with a majority of sales occurring in the third and fourth fiscal quarters. In 2015, net sales in the second half of the year accounted for approximately 57% of total annual net sales, with 31% of total annual net sales occurring in the fourth quarter. In anticipation of the preholiday shipping season, inventory levels typically increase from March through October.

Employees and Labor Relations

        As of June 30, 2016, World Kitchen had a total of 2,812 full-time employees, including 2,061 located in North America and 746 in APAC, 1,399 of whom were union employees. World Kitchen maintains a strong relationship with its unionized workforce and, as of the date of this proxy statement/prospectus, has never had a work stoppage. World Kitchen's collective bargaining agreements with the United Steelworkers at its Corning, New York facility and its Greencastle, Pennsylvania facility expire on January 30, 2018 and July 30, 2016, respectively. World Kitchen is currently re-negotiating its collective bargaining agreement with the United Steelworkers at its Charleroi, Pennsylvania plant, which expired on March 1, 2016 and was subsequently extended to August 15, 2016. World Kitchen also has a collective bargaining agreement with its unionized workforce at its Johor Bahru, Malaysia facility, which is perpetual and can be terminated by either party at its option. In addition to its full-time work force, as of June 30, 2016, World Kitchen had 520 part-time employees. World Kitchen also supplements its employee work force with temporary employees contracted through staffing agencies during the preholiday busy season.

Regulation

        World Kitchen and its affiliates are subject to significant regulation by various governmental, regulatory and other administrative authorities.

        As a manufacturer and distributor of consumer products, World Kitchen is subject to the Consumer Products Safety Act in the United States. Additionally, laws regulating certain consumer products exist in some cities and states, as well as in other countries in which World Kitchen or its affiliates sell products.

        World Kitchen's facilities and operations are subject to federal, state and local environmental and occupational health and safety laws and regulations, including laws and regulations governing air emissions, wastewater discharges, the storage and handling of chemicals and hazardous substances. World Kitchen believes it operates each of its distribution and manufacturing facilities, stores, offices and other facilities in accordance with standards and procedures designed to comply with applicable laws, codes and regulations. World Kitchen believes it is in compliance, in all material respects, with applicable environmental and occupational health and safety laws and regulations.

        World Kitchen is subject to risks and uncertainties associated with economic and political conditions in foreign countries, including, but not limited to, foreign government regulations, taxes, including value-added taxes, import and export duties and quotas, anti-dumping regulations and related tariffs associated with certain types of products, incidents and fears involving security, terrorism and wars, political unrest and other restrictions on trade and travel.

Legal Proceedings

        Except as set forth below, World Kitchen is not currently engaged in any material legal proceedings out of the ordinary course of business, nor is management aware of any pending or anticipated claims which would, if decided adversely, result in a material adverse effect on World Kitchen's operations or financial condition. From time to time, however, World Kitchen may be party to other various legal proceedings arising in the ordinary course of business.

        In September 2012, the American Ceramic Society (the "ACS") Bulletin published a feature story in which, among other things, alleged misrepresentations were made regarding the thermal stress resistance of Pyrex® glass bakeware. On October 29, 2012, World Kitchen filed a complaint in the U.S. Federal District Court for the Northern District of Illinois against the ACS, the editor of the ACS Bulletin and the authors of the feature alleging violations of the Illinois Uniform Deceptive Trade Practices Act. World Kitchen is seeking equitable relief, which would require the defendants to remove the alleged misrepresentations from the ACS Bulletin feature and any related content and enjoin the defendants from any further publication of the alleged misrepresentations. On June 30, 2016, the district court entered judgment in favor of the defendants. World Kitchen has until July 29, 2016 to appeal the decision.

        During 2015, a local Mexican tax authority completed an audit of one of World Kitchen's Mexican subsidiaries for the 2009 tax year, which resulted in an assessment of back taxes, including penalties and interest, of approximately $6.5 million. On January 29, 2016, World Kitchen's Mexican subsidiary filed a nullity claim before the Federal Tax Court (Tribunal Federal de Justicia Fiscal y Administrativa) in Mexico City, Mexico to protest the assessment. In connection with the filing, World Kitchen's Mexican subsidiary was required to post a bond equal to the total assessment. The bond is guaranteed by World Kitchen and is further secured by a cash deposit (which may be replaced by a letter of credit) equal to approximately 43% of the assessment amount.

        While World Kitchen believes it has valid claims that will succeed on the merits, the outcomes of its legal proceedings are difficult to predict and an adverse judgment could have a material adverse effect on its operations or financial condition. See "Risk Factors—Risks Related to World Kitchen's Business, Operations and Industry—Litigation could materially adversely affect World Kitchen's operations or financial condition".

Executive Officers of World Kitchen

        As of the date of this proxy statement/prospectus, World Kitchen's executive officers are as follows:

Name	Age	Position
Carl W. Warschausky	57	President and Chief Executive Officer
Stephen P. Earhart	68	Senior Vice President and Chief Financial Officer
Kristine K. Malkoski	56	President, Global Business and Chief Commercial Officer
Lee W. Muir	53	President, LATAM/EMEA
Ed W. Flowers	61	Senior Vice President and Chief Human Resources Officer
Jonathan S. Freeman	54	Senior Vice President, Global Product Supply and Chief Product Supply Officer
Deborah C. Paskin	64	Senior Vice President, Chief Legal Officer, General Counsel and Secretary

Carl W. Warschausky

        Mr. Warschausky has been President and Chief Executive Officer of World Kitchen since January 2013, at which time he also became a Director of World Kitchen. Before being named as Chief Executive Officer, Mr. Warschausky held the positions of Chief Operating Officer, President, North America Household and Senior Vice President and Chief Financial Officer. Prior to joining World Kitchen in September 2008, Mr. Warschausky served as executive vice president and chief financial officer of Chef Solutions, Inc., a prepared foods and bakery products manufacturer and distributor, and Merisant Company, a manufacturer of artificial sweeteners such as Equal® and Canderel®. Prior to Merisant, Mr. Warschausky was Vice President and Chief Financial Officer for Searle, the multi-billion dollar pharmaceutical division of Monsanto Company. Mr. Warschausky holds a bachelor's degree and an M.B.A. from the University of Michigan. Mr. Warschausky is also director for Potbelly Corporation and is chair of Potbelly's audit committee.

Stephen P. Earhart

        Mr. Earhart has served as Senior Vice President and Chief Financial Officer of World Kitchen since April 2012. Prior to joining World Kitchen, Mr. Earhart worked for 24 years at Motorola as senior vice president of finance until 2003, and after that held positions as executive vice president and chief financial officer for multiple companies, including SSA Global Technologies, Inc., Infor Global Solutions, Inc. and Torex Retail Holdings, Ltd. Immediately before joining World Kitchen, Mr. Earhart worked as a freelance consultant for a year and a half. Mr. Earhart became a certified public accountant in 1973 and holds a bachelor's degree from the University of Illinois and a master's degree in business administration from the University of Wisconsin.

Kristine K. Malkoski

        Ms. Malkoski has been President, Global Business and Chief Commercial Officer of World Kitchen since October 2015. Ms. Malkoski joined World Kitchen in June 2012 as President, North America, prior to which she was vice president and general manager of the Craftsman business at Sears Holding Corporation. During her three years at Sears, Ms. Malkoski oversaw the launch of more than 150 new products and was instrumental in leading Craftsman to record high shares for portable power tools, hand tools, mowers, tractors and snow throwers. Ms. Malkoski also held positions as executive vice president, chief marketing officer and chief people officer for Ubiquity Brands, and was founder and president of Pharmaceutical Corporation of America, which was sold to Publicis Groupe in 2002. Ms. Malkoski began her career at Procter & Gamble where she held progressive leadership positions culminating in General Manager, Health Care. Ms. Malkoski has a bachelor of journalism degree from the University of Nebraska.

Lee W. Muir

        Ms. Muir has been President, LATAM/EMEA of World Kitchen since January 2016. For five years prior to this appointment, Ms. Muir was Senior Vice President, Corelle Global Business Unit, before which Ms. Muir was Chief Marketing Officer and Vice President—North American Marketing at World Kitchen, a role she served from September 2007. Ms. Muir began her career in 1990 as an assistant product manager for CorningWare in the Consumer Products Division of Corning Inc., and has held the following domestic and international positions within the World Kitchen family: Director, EMEA/LA/Global Marketing for World Kitchen; Director of Corporate Strategy and Business Development; Marketing Manager for the Revere business; Director of Tabletop Category; Business Team Leader for Pyrex; Product Development and Merchandising Manager for Corning Consumer Products Company; and Brand Development Manager for Europe. Ms. Muir holds a B.S. degree in Agricultural Economics and Business Management and an M.B.A. from Cornell University.

Ed W. Flowers

        Mr. Flowers has been Senior Vice President and Chief Human Resources Officer of World Kitchen since December 2011. Prior to joining World Kitchen, Mr. Flowers was executive vice president and managing partner at DHR International. Mr. Flowers has also served as corporate senior vice president and chief human resources officer for Russell Corporation, as global vice president of human resources for Merisant Company and in various senior roles at Monsanto Company and Unisys Corporation. Mr. Flowers holds a bachelor's degree in history with a minor in business from the University of North Carolina at Charlotte.

Jonathan S. Freeman

        Mr. Freeman has served as Senior Vice President, Global Product Supply and Chief Product Supply Officer for World Kitchen since January 2015. Prior to joining World Kitchen, Mr. Freeman was with Owens Corning as Vice President, Supply Chain and Industrial Strategy for the Building and Materials Group from July 2012, where he was responsible for global supply chain (sales and operations planning, production and inventory planning, transportation, warehousing and customer service), as well as the continuous improvement, quality and warranty teams. Mr. Freeman also worked for five years as Vice President at Libbey Glass Inc. leading the global supply chain and USA manufacturing teams before joining Owens Corning, and enjoyed a 22-year progression through manufacturing and supply chain positions at Packard Electric / Delphi Automotive Corporation with long-term assignments in Mexico and Europe, and global responsibilities across 37 countries. Mr. Freeman holds a M.S. degree in Manufacturing Management from Kettering University (GMI) and a B.S. degree in Industrial Education and Technology from Iowa State University.

Deborah C. Paskin

        Ms. Paskin has served as Senior Vice President, Chief Legal Officer, General Counsel and Secretary for World Kitchen since January 2007. Previously, Ms. Paskin was executive vice president, general counsel and secretary at Brookdale Senior Living, which she helped to take public in 2005. Ms. Paskin also served as general counsel for Clark Retail Enterprises, Dominick's Finer Foods and Helene Curtis. Ms. Paskin holds a J.D. degree from Northwestern University School of Law, a master's degree from Dominican University and a bachelor's degree from Indiana University Bloomington.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF WORLD KITCHEN

        The following discussion and analysis of World Kitchen's financial condition and results of operations should be read in conjunction with World Kitchen's audited consolidated financial statements for the years ended December 31, 2015, 2014 and 2013 and the related notes thereto and World Kitchen's unaudited consolidated financial statements for the quarters ended April 3, 2016 and April 5, 2015 and the related notes thereto that are included elsewhere in this proxy statement/prospectus, as well as the information presented in the sections entitled "Selected Historical Financial Information of WKI Holding Company, Inc." and "Selected Unaudited Pro Forma Condensed Combined Financial Information" This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results of WDKN may differ from those anticipated in these forward-looking statements as a result of many factors, including, without limitation, those set forth in "Risk Factors", "Cautionary Statement Regarding Forward-Looking Statements" and other matters included elsewhere in this proxy statement/prospectus.

Overview

        Management believes that World Kitchen is a leading global housewares platform with a proven track record of delivering innovative branded consumer solutions for the home dating back more than a century. World Kitchen designs, manufactures, markets and distributes housewares solutions to meet consumer needs across the entire home dining spectrum, including food preparation, cookware, bakeware, dinnerware, cutlery and storage. Through its portfolio of iconic brands, including Corelle®, Pyrex®, CorningWare®, Snapware®, Visions®, Chicago Cutlery® and Revere®, management believes that World Kitchen brands are widely recognized across all categories served, with acknowledged brand strength and consumer loyalty. World Kitchen has a rich heritage dating back over 100 years to the Pyrex®, EKCO® and Revere® brands, and became a stand-alone housewares company in 1998 when it was spun out of Corning Incorporated. WKI Holding Company, Inc., the holding company for World Kitchen's operations, was incorporated under the laws of the State of Delaware in 1991, and operates entirely through its domestic and international subsidiaries.

        World Kitchen reaches consumers through its diverse, multi-channel distribution platform serving more than 300 leading retailers worldwide, as well as directly at its 112 retail stores and through its established e-commerce platform. World Kitchen's products are sold in over 50 countries and in all 50 U.S. states. World Kitchen maintains established, global relationships that average 15 years with its top 15 customers by net sales. In North America, World Kitchen has recently seen e-commerce grow significantly. Although World Kitchen generally sees similar profitability on like products across channels, product assortment varies by channel and may have an effect on margins going forward (e.g., higher sales of sets online compared to single items in store). In APAC, World Kitchen recently entered the Chinese TV home shopping distribution channel, which has in the near term reduced margins because of required initial investments. Management believes that as the TV home shopping distribution channel becomes more established in China, less investment will be needed and, as a result, World Kitchen may achieve higher gross margin percentages in the future.

        World Kitchen has manufacturing facilities in Corning, New York, Charleroi, Pennsylvania and Mira Loma, California, and in 2015 World Kitchen manufactured approximately 62% of its products in-house as a percentage of cost of goods sold. This includes production of Corelle® glass dinnerware products at World Kitchen's facility in Corning, New York, where it houses proprietary glass making know-how and processes that management believes are the world's only three-layer glass production capability. In 2015, World Kitchen sourced the remaining approximately 38% of its products as a percentage of cost of goods sold from third-party suppliers in Asia and Europe. The majority of Asian-sourced product, which in 2015 comprised approximately 19.8% of World Kitchen's products as a percentage of cost of goods sold, originated in China, where World Kitchen has built up strategic relationships with over 20 suppliers.

        Following the consummation of the merger, World Kitchen expects to follow a three-pillared growth strategy consisting of continued organic growth, improved efficiency and strategic industry consolidation:

  •
  Organic Growth:  Management intends to continue to increase online sales and introduce innovative new products to the market, while seeking to expand into new channels and enhance World Kitchen's presence where its brands are historically underrepresented, including high-end specialty stores. Management also intends to revitalize legacy brands and leverage World Kitchen's global platform and infrastructure to enter the fastest growing emerging housewares markets.

  •
  Platform Optimization:  Management intends to capitalize on opportunities to increase efficiencies across the business, including continued plant improvements which are expected to drive production yields and lower production costs per unit. World Kitchen also intends to implement initiatives to achieve selling, general and administrative ("SG&A") efficiencies across the business, to improve the quality of earnings across the store network and to shift revenue to other channels from underperforming stores.

  •
  Industry Consolidation:  World Kitchen intends to identify acquisition targets that will provide opportunities for geographic and category/brand expansion, and that would leverage World Kitchen's well-established global distribution platform and drive cost or commercial synergies. World Kitchen also intends to identify targets that could potentially provide access to new and innovative technologies that could further enhance World Kitchen's product portfolio.

        World Kitchen has three reportable segments, which are organized and managed principally by geographic region: North America, Asia Pacific and LA/EMEA. "North America" includes sales of products having an end market destination in the United States and Canada. "Asia Pacific" includes sales of products having an end market destination in Asia Pacific. "LA/EMEA" includes sales of products having an end market destination in Latin America, Europe, the Middle East and Africa. In addition to net sales, World Kitchen's management reviews segment operating EBITDA to evaluate performance and allocate resources. Segment operating EBITDA consists of net earnings by segment before interest expense—net, income tax expense (benefit), depreciation and amortization and certain other items as described below under "—Key Components of World Kitchen's Results of Operations—Segment Operating EBITDA".

        Management believes that the most significant factors affecting World Kitchen's results of operations, including total net sales and segment operating EBITDA, are macroeconomic conditions, competitive pressures, currency fluctuations and seasonality.

Macroeconomic Conditions

        World Kitchen's operations and financial performance are directly impacted by changes in the retail industry. The retail industry in turn is directly affected by a variety of general economic factors, particularly those affecting disposable income, credit availability and other factors that that influence consumer spending in the home retail industry. An economic downturn may significantly lower consumer discretionary spending, which may in turn lower the demand for World Kitchen's products. In addition, demand for World Kitchen's products is correlated to the strength of the housing industry, because consumers are more likely to purchase housewares products in connection with the purchase of a new home. When home sales and housing starts are weak, demand for World Kitchen's products can be adversely affected. Management believes that World Kitchen's geographic and channel diversification limits its exposure to regional economic conditions, though management believes that World Kitchen's net sales would be affected by a worldwide recession.

        At the same time, World Kitchen's cost of goods sold is subject to raw material and energy price movements. General inflationary pressures or other factors affecting World Kitchen's raw material and energy costs may also negatively impact operating margins.

Competitive Pressures

        The markets for World Kitchen's products are intensely competitive with the principal competitive factors being new product development, innovation, brand name, product quality, aesthetic appeal to customers, packaging, breadth of product offerings, adaptation to evolving retail channels, distribution capability, delivery time and price. Although World Kitchen strives to compete in all of these criteria, advantages or disadvantages in any of these competitive factors may be sufficient to cause the customer to consider changing providers of the kinds of products that World Kitchen sells.

        In addition, World Kitchen's large customers have significant purchasing leverage, and may demand lower pricing, special packaging, shorter lead times for the delivery of products or impose other requirements. Certain of World Kitchen's customers also develop products under private labels in direct competition with World Kitchen's products. These private-label brands may be sold at lower prices than comparable products sold by World Kitchen and may result in lower purchases of World Kitchen products by those customers. World Kitchen invests in building its brands through public relations and marketing activities in order to assist the consumer in better understanding the advantages of World Kitchen's products. Management believes that World Kitchen's brands resonate with the consumer and that customers seek out World Kitchen's products when shopping for housewares.

Foreign Exchange

        World Kitchen's functional currency is the U.S. dollar. However, World Kitchen generates a significant portion of its net sales and incurs a significant portion of its expenses in currencies other than the U.S. dollar. As a result, World Kitchen's results are exposed to foreign exchange fluctuations. In particular, appreciation of the U.S. dollar against local currencies in the foreign jurisdictions where World Kitchen has operations and customers, such as the Chinese renminbi, Canadian dollar, Australian dollar, Korean won and Mexican peso, affects sales of World Kitchen's U.S.-manufactured products by reducing the relative purchasing power of those currencies and making the products of local competitors more cost-competitive. Additionally, U.S. dollar-denominated purchases for World Kitchen's foreign operations, including certain raw materials, are made more expensive by appreciation of the U.S. dollar, in which case World Kitchen is forced to deduct these cost increases from its results of operations or attempt to pass them along to consumers.

        World Kitchen uses derivative instruments to manage the volatility of cash flow fluctuations caused by changes in foreign currency exchange rates, and enters into foreign currency forward contracts to eliminate cash flow variability related to intercompany or third-party payments made or received by World Kitchen's subsidiaries that are remitted in a currency other than its functional currency. However, the impact of exchange rate fluctuations on World Kitchen's results of operations cannot be accurately predicted, and there is no assurance that World Kitchen's risk management efforts will be an effective hedge against any future fluctuations.

Seasonality

        World Kitchen's net sales are impacted by the seasonality of its business in which it traditionally sees up to approximately 60% of sales occur in the second half of the year. In 2015, net sales in the second half of the year accounted for approximately 57% of total annual net sales, with 31% of total annual net sales occurring in the fourth quarter. Historically, World Kitchen has increased inventory levels of finished product from March through October in preparation for increased third and fourth quarter sales.

Key Components of World Kitchen's Results of Operations

  Net Sales

        World Kitchen primarily derives net sales from the sale of its housewares products to customers. Net sales represents published list prices of products to customers less allowances for returns and defects, as well as promotional discounts offered to aid in driving volume increases, point of sale increases or new distribution relationships, or for specific promotional activity. Net sales includes the amounts billed to customers for shipping and handling.

  Gross Profit

        Gross profit is calculated as net sales less the costs to manufacture, source and distribute products to World Kitchen's end customers. These costs include product costs such as products purchased for resale, material costs such as raw materials and supplies, direct and indirect labor and overhead, freight, warehousing and other cost elements directly related to the manufacturing, sourcing and distribution of products.

  Selling, General and Administrative Expenses

        SG&A expenses primarily consist of costs related to advertising, new product development, non-production related labor costs, retail store lease and staffing expenses and office space expenses.

  Amortization of Intangibles

        Amortization of intangibles includes amortization expense associated with all definite-lived intangible assets, such as patents, customer relationships, trademarks and technology.

  Other Expense—Net

        Other expense—net consists of royalty expenses, losses on disposals of fixed assets and foreign currency gains or losses. In addition, other expense—net includes expenses for one-time events that management considers to be outside of the normal course of business.

  Interest Expense—Net

        Interest expense—net represents interest paid on World Kitchen's debt. See "—Liquidity and Capital Resources" below, Note 5, "Borrowings", to World Kitchen's audited consolidated financial statements for the years ended December 31, 2015, 2014 and 2013 and Note 4, "Borrowings", to World Kitchen's unaudited consolidated financial statements for the quarters ended April 3, 2016 and April 5, 2015 included elsewhere in this proxy statement/prospectus for a description of World Kitchen's debt capital structure as of December 31, 2015, and see "Capitalization Following Consummation of the Business Combination" for a description of World Kitchen's debt structure following the merger.

  Segment Operating EBITDA

        Segment operating EBITDA consists of net earnings by segment before interest expense—net, income tax expense (benefit), depreciation and amortization and items such as expenses related to restructuring costs for distribution optimization, certain corporate costs, restructuring and reorganization costs and stock compensation expense. See Note 16, "Segment Reporting", to World Kitchen's audited consolidated financial statements for the years ended December 31, 2015, 2014 and

2013 and Note 13, "Segment Reporting", to World Kitchen's unaudited consolidated financial statements for the quarters ended April 3, 2016 and April 5, 2015 included elsewhere in this proxy statement/prospectus for a further description of segment operating EBITDA and a reconciliation of segment operating EBITDA to segment net income (loss). World Kitchen's management reviews segment operating EBITDA to evaluate segment performance and allocate resources.

        Certain expenses not related to any particular reportable segment are reported within retained corporate expenses. These expenses include certain headquarter, general and administrative expenses such as senior executive salaries and benefits, stock compensation, facility costs and global product supply chain costs. Corporate expenses, interest and other expenses and the provision for income taxes are centrally managed and, accordingly, such items are not presented by segment since they are excluded from the measure of segment performance reviewed by management. Corporate expenses not included in segment results were $9.0 million and $8.6 million in the quarters ended April 3, 2016 and April 5, 2015, respectively, and $37.9 million, $36.0 million and $37.1 million in the years ended December 31, 2015, 2014 and 2013, respectively. World Kitchen's assets, which are principally in World Kitchen's "North America" and "Asia Pacific" segments, are managed geographically. The accounting policies of the segments are the same as those applied on a consolidated basis.

Results of Operations

        The following tables set forth World Kitchen's results of operations on a consolidated basis for the periods presented in absolute dollars and as a percentage of World Kitchen's net sales. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Quarter ended April 3, 2016		Quarter ended April 5, 2015
	In millions of U.S. dollars	As a percentage of net sales	In millions of U.S. dollars	As a percentage of net sales
Net Sales	$133.2	100.0%	$144.4	100.0%
Cost of Sales(1)	95.5	71.7%	100.5	69.6%

Gross Profit	37.7	28.3%	43.9	30.4%

Operating Expenses:
Selling, General and Administrative Expenses(2)	40.0	30.0%	41.4	28.6%
Amortization of Intangibles	0.6	0.5%	0.6	0.4%
Total Operating Expenses	40.6	30.5%	42.0	29.1%

Income (Loss) From Operations	(2.9)	(2.2)%	1.9	1.3%

Other Expenses:
Other Income—Net	(0.6)	(0.5)	(0.5)	(0.3)%
Interest Expense—Net	4.6	3.5%	5.2	3.6%

Loss Before Income Tax Expense (Benefit)	(6.9)	(5.2)%	(2.8)	(2.0)%

Income Tax Expense (Benefit)	1.2	0.9%	(0.3)	(0.2)%

Net Loss	$(8.1)	(6.1)%	$(2.5)	(1.7)%

Less: Net Income Attributable to Noncontrolling Interest	—	0.0%	—	0.0%

Net Income (Loss) Attributable to WKI Holding Company, Inc.	$(8.1)	(6.1)%	$(2.5)	(1.7)%

	Year ended December 31, 2015		Year ended December 31, 2014		Year ended December 31, 2013
	In millions of U.S. dollars	As a percentage of net sales	In millions of U.S. dollars	As a percentage of net sales	In millions of U.S. dollars	As a percentage of net sales
Net Sales	$672.0	100.0%	$644.4	100.0%	$630.0	100.0%
Cost of Sales(3)	474.9	70.7%	452.4	70.2%	435.6	69.1%

Gross Profit	197.1	29.3%	192.0	29.8%	194.4	30.9%

Operating Expenses:
Selling, General and Administrative Expenses(4)	159.1	23.7%	160.6	24.9%	166.4	26.4%
Restructuring Costs for Distribution Optimization(5)	—	—	—	—	19.0	3.0%
Amortization of Intangibles	2.6	0.3%	2.6	0.4%	2.6	0.4%
Total Operating Expenses	161.7	24.1%	163.2	25.3%	188.0	29.8%

Income From Operations	35.4	5.3%	28.8	4.5%	6.4	1.0%

Other Expenses:
Other Expense—Net	0.5	—	3.6	0.6%	0.9	0.1%
Interest Expense—Net	19.6	2.9%	20.7	3.2%	18.2	2.9%

Income (Loss) Before Income Tax Expense (Benefit)	15.2	2.3%	4.5	0.7%	(12.8)	(2.0)%

Income Tax Expense (Benefit)	3.6	0.5%	80.0	12.4%	(0.6)	0.0%

Net Income (Loss)(6)	$11.6	1.7%	$(75.5)	(11.7)%	$(12.2)	(1.9)%

Less: Net Income Attributable to Noncontrolling Interest	—	0.0%	—	0.0%	0.2	0.0%

Net Income (Loss) Attributable to WKI Holding Company, Inc.	$11.6	1.7%	$(75.6)	(11.7)%	$(12.4)	(2.0)%

*
Amounts may not sum due to rounding.

(1)
Includes depreciation and amortization expense of $8.2 million and $9.0 million for each of the quarters ended April 3, 2016 and April 5, 2015, respectively.

(2)
Includes depreciation and amortization expense of $0.6 million and $0.5 million for each of the quarters ended April 3, 2016 and April 5, 2015, respectively.

(3)
Includes depreciation and amortization expense of $32.6 million, $36.9 million and $36.9 million for each of the years ended December 31, 2015, 2014 and 2013, respectively.

(4)
Includes depreciation and amortization expense of $2.1 million, $2.2 million and $2.4 million for each of the years ended December 31, 2015, 2014 and 2013, respectively.

(5)
Restructuring costs for distribution optimization are costs related to the optimization of World Kitchen's distribution network in the United States, which was completed in 2013. The restructuring included the shutdown of World Kitchen's Midwest distribution facility, the expansion of its East Coast distribution facility and the relocation and expansion of its West Coast distribution facility. For a description of World Kitchen's distribution facilities, see "Information About World Kitchen—Manufacturing, Sourcing and Distribution—Distribution" and "Information About World Kitchen—Properties".

(6)
2014 net loss includes a deferred tax valuation allowance of $86.3 million.

        The following tables set forth net sales and operating EBITDA in absolute dollars, in addition to operating EBITDA margin (as defined below), for each of World Kitchen's reportable segments for the periods presented. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Net Sales		Operating EBITDA		Operating EBITDA Margin(1)
	Quarter ended		Quarter ended		Quarter ended
	April 3, 2016	April 5, 2015	April 3, 2016	April 5, 2015	April 3, 2016	April 5, 2015
	(in millions)		(in millions)
North America	$88.0	$94.9	$8.3	$13.1	9.5%	13.8%
Asia Pacific	40.8	43.0	9.4	8.2	23.1%	19.0%
LA/EMEA	4.4	6.5	0.3	1.0	6.6%	15.0%

Total	$133.2	$144.4	$18.1	$22.3	13.6%	15.4%

	Net Sales			Operating EBITDA			Operating EBITDA Margin(1)
	Year ended December 31,			Year ended December 31,			Year ended December 31,
	2015	2014	2013	2015	2014	2013	2015	2014	2013
	(in millions)			(in millions)
North America	$458.4	$445.8	$436.3	$72.3	$69.6	$61.6	15.8%	15.6%	14.1%
Asia Pacific	190.1	171.3	171.8	38.3	36.9	40.6	20.2%	21.5%	23.7%
LA/EMEA	23.4	27.3	21.9	3.8	4.3	5.5	16.1%	15.9%	25.0%

Total	$672.0	$644.4	$630.0	$114.5	$110.8	$107.7	17.0%	17.2%	17.1%

*
Amounts may not sum due to rounding.

(1)
Operating EBITDA margin represents operating EBITDA as a percentage of net sales.

Quarter Ended April 3, 2016 Compared to Quarter Ended April 5, 2015

  Net Sales

        Consolidated net sales decreased by $11.2 million, or 7.8%, to $133.2 million for the quarter ended April 3, 2016 from $144.4 million for the quarter ended April 5, 2015. Consolidated net sales decreased across all segments, as described below.

        Net sales for World Kitchen's "North America" segment decreased by $6.9 million, or 7.3%, to $88.0 million for the quarter ended April 3, 2016 from $94.9 million for the quarter ended April 5, 2015. The decrease in net sales comprised a $3.4 million decrease in Snapware® sales due to reductions in retailer inventory levels, a $1.2 million decrease in Pyrex® sales resulting from promotions related to the brand's 100-year anniversary that did not repeat in 2016, a $1.2 million decrease in CorningWare® sales due to lower demand from several retail customers and a $1.2 million decrease in OLFA® sales related to reductions in customer inventory levels. Net sales for World Kitchen's "North America" segment were affected by an unfavorable foreign currency impact of $1.2 million due to the strengthened U.S. dollar when compared to the Canadian dollar.

        Net sales for World Kitchen's "Asia Pacific" segment decreased by $2.2 million, or 5.1%, to $40.8 million for the quarter ended April 3, 2016 from $43.0 million for the quarter ended April 5, 2015. Net sales for World Kitchen's "Asia Pacific" segment were entirely affected by an unfavorable foreign currency impact of $2.2 million due to the strengthened U.S. dollar when compared to the Australian dollar, Korean won and Chinese renminbi.

        Net sales for World Kitchen's "LA/EMEA" segment decreased by $2.1 million, or 32.4%, to $4.4 million for the quarter ended April 3, 2016 from $6.5 million for the quarter ended April 5, 2015. The decrease in net sales was primarily due to a $1.8 million decrease in Corelle® sales resulting from promotions in Mexico in 2015 which did not repeat in 2016. Net sales for World Kitchen's "LA/EMEA" segment were affected by an unfavorable foreign currency impact of $0.2 million due to the strengthened U.S. dollar when compared to the Mexican peso.

  Gross Profit

        Gross profit decreased by $6.2 million, or 14.1%, to $37.7 million for the quarter ended April 3, 2016 from $43.9 million for the quarter ended April 5, 2015. The decrease in gross profit related primarily to the $2.3 million decrease in sales and $2.0 million decrease resulting from lower plant capacity utilization at World Kitchen's Corning, New York, facility as a result of those lower sales. Gross profit was negatively affected by a foreign currency impact of $2.6 million due to the strengthened U.S. dollar.

  Selling, General and Administrative Expenses

        SG&A expenses decreased by $1.4 million, or 3.5%, to $40.0 million for the quarter ended April 3, 2016 from $41.4 million for the quarter ended April 5, 2015. As a percentage of net sales, SG&A expenses were 30.0% in the quarter ended April 3, 2016 compared to 28.6% in the quarter ended April 5, 2015. The decrease in SG&A expenses primarily related to reduced staff costs of $0.6 million and foreign currency translation impact in the "Asia Pacific" segment of $0.4 million, reduced advertising and product development costs in World Kitchen's "North America" segment of $0.3 million and reduced corporate costs of $0.1 million.

  Amortization of Intangibles

        Amortization expense related to definite-lived intangible assets remained flat at $0.6 million for the quarter ended April 3, 2016 compared to the quarter ended April 5, 2015.

  Other Income—Net

        Other income—net increased by $0.1 million for the quarter ended April 3, 2016 to $0.6 million, compared to $0.5 million for the quarter ended April 5, 2015. The increase was due to the net $0.6 million positive differential of foreign currency related to intercompany trade settlements and a China value added tax refund of $0.2 million. This was partially offset by a New York energy rebate received at World Kitchen's Corning, New York facility of $0.7 million in the quarter ended April 5, 2015.

  Interest Expense—Net

        Interest expense—net decreased by $0.6 million, or 10.9%, to $4.6 million for the quarter ended April 3, 2016 from $5.2 million for the quarter ended April 5, 2015. The decrease was due largely to lower debt levels and a lower weighted-average interest rate.

  Income Tax Expense

        Income tax expense for the quarter ended April 3, 2016 was $1.2 million compared to income tax benefit of $0.3 million for the quarter ended April 5, 2015. The increase in income tax expense was due to changes in the jurisdictional distribution of World Kitchen's income and losses. For the quarter ended April 3, 2016, World Kitchen recorded tax expense for the income earned for its foreign operations but was not able to recognized a tax benefit on the loss for its U.S. operations. For the quarter ended April 5, 2015, World Kitchen recorded tax benefits for the losses for both its U.S. and foreign operations.

  Segment Operating EBITDA

        Operating EBITDA for World Kitchen's "North America" segment decreased by $4.8 million, or 36.5%, to $8.3 million for the quarter ended April 3, 2016 from $13.1 million for the quarter ended April 5, 2015. Operating EBITDA margin decreased to 9.5% in the first quarter of 2016 compared to 13.8% in the first quarter of 2015. The decrease in operating EBITDA and operating EBITDA margin was primarily attributable the gross profit impact of lower net sales, the currency impact on gross profit related to the strength of the U.S. dollar compared to the Canadian dollar and lower plant capacity utilization in the quarter ended April 5, 2015.

        Operating EBITDA for World Kitchen's "Asia Pacific" segment increased by $1.3 million, or 15.4%, to $9.4 million for the quarter ended April 3, 2016 from $8.2 million for the quarter ended April 5, 2015. Operating EBITDA margin increased to 23.1% in the first quarter of 2016 compared to 19.0% in the first quarter of 2015. The increase in operating EBITDA and operating EBITDA margin was primarily attributable to a value added tax refund from the Chinese government benefiting the first quarter of 2016 and the non-repeat of a one-time inventory reserve taken in 2015.

        Operating EBITDA for World Kitchen's "LA/EMEA" segment decreased by $0.7 million, or 70.4%, to $0.3 million for the quarter ended April 3, 2016 from $1.0 million for the quarter ended April 5, 2015. Operating EBITDA margin decreased to 6.6% in the first quarter of 2016 compared to 15.0% in the first quarter of 2015. The decrease in operating EBITDA and operating EBITDA margin was primarily attributable to a decrease in net sales due to a reduction of promotional activities.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

  Net Sales

        Consolidated net sales increased by $27.6 million, or 4.3%, to $672.0 million in 2015, from $644.4 million in 2014. Consolidated net sales increased due to increased net sales in World Kitchen's "North America" and "Asia Pacific" segments, partially offset by decreased net sales in World Kitchen's "LA/EMEA" segment, as described below.

        Net sales for World Kitchen's "North America" segment increased by $12.6 million, or 2.8%, to $458.4 million in 2015, from $445.8 million in 2014. The increase in net sales was principally attributable to a $23.1 million increase in Pyrex® sales as a result of new products and promotions related to the brand's 100-year anniversary, in addition to incremental promotional activity at several key retailers. These increases were partially offset by a $9.3 million decrease in Corelle® sales primarily resulting from certain holiday promotions in 2014 that were not repeated in 2015. Net sales for World Kitchen's "North America" segment were affected by an unfavorable foreign currency impact of $8.4 million due to the strengthened U.S. dollar when compared to the Canadian dollar.

        Net sales for World Kitchen's "Asia Pacific" segment increased by $18.8 million, or 11.0%, to $190.1 million in 2015, from $171.3 in 2014. The increase in net sales was primarily due to increases in Corelle®, Visions® and CorningWare® sales of $7.4 million, $5.7 million and $1.7 million, respectively. The majority of these increases were the result of entering the TV home shopping distribution channel in China. Net sales for World Kitchen's "Asia Pacific" segment were affected by an unfavorable foreign currency impact of $9.5 million due to the strengthened U.S. dollar when compared to the Australian dollar, Korean won and Chinese renminbi.

        Net sales for World Kitchen's "LA/EMEA" segment decreased by $3.8 million, or 14.1%, to $23.4 million in 2015, from $27.3 million in 2014. The decrease in net sales was primarily related to a $3.6 million decrease in Corelle® sales due to lower sales in Latin America as a result of challenging economic conditions in the region and the strengthened U.S. dollar. Net sales for World Kitchen's "LA/EMEA" segment were affected by an unfavorable foreign currency impact of $1.2 million due to the strengthened U.S. dollar.

  Gross Profit

        Gross profit increased by $5.1 million, or 2.6%, to $197.1 million in 2015, from $192.0 million in 2014. The increase in gross profit for 2015 related primarily to the $8.2 million increase from sales of Pyrex® and Chicago Cutlery® products in North America and Visions® products in China, and the impact of a $5.1 million decrease in costs of goods sold at World Kitchen's Corning, New York facility as a result of increased plant capacity utilization. This was partially offset by a negative foreign currency impact of $7.9 million due to the strengthened U.S. dollar. Sales of World Kitchen products in the TV home shopping distribution channel in China required increased investment, resulting in lower gross margin and contributing $3.8 million to gross profit.

  Selling, General and Administrative Expenses

        SG&A expenses decreased by $1.5 million, or 0.9%, to $159.1 million in 2015, from $160.6 million in 2014. As a percentage of net sales, SG&A expenses were 23.7% in 2015 compared to 24.9% in 2014. The decrease in SG&A expenses primarily related to reduced staff and severance costs of $5.0 million in World Kitchen's "North America" and "Asia Pacific" segments, which was partially offset by an increase of $3.3 million in bonus accruals, which was tied to company financial performance.

  Amortization of Intangibles

        Amortization expense related to definite-lived intangible assets remained flat at $2.6 million from 2014 to 2015.

  Other Expense—Net

        Other expense—net decreased by $3.1 million in 2015 to $0.5 million, compared to $3.6 million in 2014. The decrease was due to the net impact of a customs settlement reserve adjustment of $0.9 million, a 2015 New York energy rebate received at World Kitchen's Corning, New York facility of $0.7 million, a 2014 fixed asset write-off related to a tank rebuild at the Corning facility of $0.7 million that did not recur in 2015 and the net impact of foreign currency losses of $0.4 million on intercompany trade settlements.

  Interest Expense—Net

        Interest expense—net decreased by $1.1 million, or 5.4%, to $19.6 million in 2015 from $20.7 million in 2014. The decrease was due largely to lower debt levels.

  Income Tax Expense

        Income tax expense for 2015 was $3.6 million compared to $80.0 million in 2014. The 2014 expense included a deferred tax valuation allowance of $86.3 million, which accounted for most of the difference between the periods. For financial reporting purposes, World Kitchen had both foreign and domestic income before income taxes for the years ended December 31, 2015 and 2014. World Kitchen files a consolidated U.S. federal tax return with its domestic subsidiaries and has a history of generating net operating losses ("NOLs"), resulting in the recognition of a deferred tax asset. A valuation allowance is recorded when it is more likely than not that some or all of the deferred tax asset in a given tax jurisdiction will not be realized. World Kitchen evaluates its deferred tax assets to determine whether they are more likely than not to be realized in the future and records valuation allowances against the deferred tax assets for amounts which are not considered more likely than not to be realized. In order to assess the likelihood of the utilization of NOLs, World Kitchen makes assumptions concerning the amounts and timing of its future income by taxing jurisdiction. Based on the available objective evidence, including World Kitchen's history of U.S. losses, World Kitchen failed the "more likely than not test" and increased its valuation allowance in 2014 by $86.3 million. World Kitchen provided a full valuation allowance against its net domestic deferred tax assets at December 31, 2015 and 2014. From a foreign perspective a full valuation allowance against World Kitchen's net foreign deferred tax assets was recognized in years prior to the periods presented for the countries of India, Hong Kong and Mexico.

  Segment Operating EBITDA

        Operating EBITDA for World Kitchen's "North America" segment increased by $2.7 million, or 3.9%, to $72.3 million in 2015, from $69.6 million in 2014. The increase in operating EBITDA was primarily attributable to growth in sales and an improved gross margin related to a higher margin product mix, which was partially offset by the gross margin impact of a stronger U.S. dollar on World Kitchen's Canadian business. Operating EBITDA margin for 2015 remained mostly flat compared to 2014.

        Operating EBITDA for World Kitchen's "Asia Pacific" segment increased by $1.5 million, or 3.9%, to $38.3 million in 2015, from $36.9 in 2014, primarily attributable to sales volume growth in China's TV home shopping distribution channel. Operating EBITDA margin, however, decreased to 20.2% in 2015, compared to 21.5% in 2014. The decrease in operating EBITDA margin was primarily attributable to lower gross margin driven by changes in distribution channel mix in China and unfavorable foreign currency impact, which was offset by a price increase in South Korea.

        Operating EBITDA for World Kitchen's "LA/EMEA" segment decreased by $0.6 million, or 13.1%, to $3.8 million in 2015, from $4.3 million in 2014. The decrease in operating EBITDA was primarily attributable to the decline in net sales driven by an unfavorable foreign currency impact. Operating EBITDA margin for 2015 remained mostly flat compared to 2014.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

  Net Sales

        Consolidated net sales increased by $14.4 million, or 2.3%, to $644.4 million in 2014, from $630.0 million in 2013. Consolidated net sales increased due to increased net sales in each of World Kitchen's operating segments, as described below.

        Net sales for World Kitchen's "North America" segment increased by $9.5 million, or 2.2%, to $445.8 million in 2014, from $436.3 million in 2013. The increase in net sales was principally attributable to a $9.4 million increase in Pyrex® sales due to new points of distribution with various retailers and an $8.0 million increase in Corelle® sales as a result of holiday promotions. These increases were partially offset by a $5.1 million decrease in Bakers Secret® sales due a decline in points of distribution and a $2.0 million decrease in Chicago Cutlery® sales resulting from certain promotions in 2013 that were not repeated in 2014. Net sales for World Kitchen's "North America" segment were affected by an unfavorable foreign currency impact of $4.1 million due to the strengthened U.S. dollar when compared to the Canadian dollar.

        Net sales for World Kitchen's "Asia Pacific" segment decreased by $0.5 million, or 0.3%, to $171.3 million in 2014, from $171.8 million in 2013. Net sales decreased primarily due to decreases of $3.3 million and $1.4 million in Corelle® and in CorningWare® sales, respectively, primarily as a result of higher customer inventory levels in Japan and poor economic conditions in India, which lead to World Kitchen shrinking its Indian sales force and shifting from a direct sales to a distributor model. These decreases were largely offset by a $3.5 million increase in Visions® sales and $2.0 million increase in sales of other brands driven by growth in China's TV home shopping distribution channel. Net sales for World Kitchen's "Asia Pacific" segment were affected by an unfavorable foreign currency impact of $1.9 million due to the strengthened U.S. dollar when compared to the Australian dollar.

        Net sales for World Kitchen's "LA/EMEA" segment increased by $5.4 million, or 24.8%, to $27.3 million in 2014, from $21.9 million in 2013. Net sales increased primarily due to a $3.4 million increase in Corelle® sales as a result of entering several new markets in Europe and the Middle East, and a $2.5 million contribution from Snapware® related to additional sales in certain club stores in Mexico.

  Gross Profit

        Gross profit decreased by $2.4 million, or 1.2%, to $192.0 in 2014, from $194.4 in 2013. As a percentage of net sales, gross profit in 2014 decreased to 29.8%, from 30.9% in 2013, as a result of increased manufacturing costs of $5.7 million, certain favorable one-off items totaling $2.9 million in 2013 that did not repeat in 2014 and the foreign currency impact of the weakened Canadian dollar and Australian dollar on sales. This was partially offset by lower North America trade allowances, higher plant utilization and the foreign currency impact of the weakened Japanese yen on product purchases.

  Selling, General and Administrative Expenses

        SG&A expenses decreased by $5.9 million, or 3.5%, to $160.6 in 2014, from $166.4 in 2013. As a percentage of net sales, SG&A expenses decreased to 24.9% in 2014 compared to 26.4% in 2013. The decrease in SG&A expenses primarily related to reduced staff costs of $4.9 million and lower investment in marketing and promotions of $3.1 million in World Kitchen's "North America" and "Asia Pacific" segments. These decreases were partially offset by higher employee severance costs of $3.3 million.

  Amortization of Intangibles

        Amortization expense related to definite-lived intangible assets was flat at $2.6 million from 2013 to 2014.

  Other Expense—Net

        Other expense—net increased by $2.7 million in 2014 to $3.6 million, compared to $0.9 million in 2013. The increase was primarily due to foreign currency losses of $2.0 million in 2014, compared to a gain of $0.6 million in 2013 and a $0.9 million charge recorded in 2013 related to the change in distribution model for India.

  Interest Expense—Net

        Interest expense—net increased by $2.5 million, or 13.9%, to $20.7 in 2014 from $18.2 in 2013. The increase was due largely to higher debt levels and interest rates on World Kitchen's borrowings in 2014, which was partially offset by decreases in interest rate hedge losses and amortization of deferred financing fees.

  Income Tax Expense (Benefit)

        Income tax expense for 2014 was $80.0 million compared to an income tax benefit of $0.6 million in 2013. The 2014 income tax expense includes a deferred tax asset valuation allowance of $86.3, as discussed above.

  Segment Operating EBITDA

        Operating EBITDA for World Kitchen's "North America" segment increased by $8.0 million, or 12.9%, to $69.6 million in 2014, from $61.6 million in 2013. The increase in operating EBITDA margin from 14.1% in 2013 to 15.6% in 2014 was primarily attributable to growth in sales, improved gross margin and a reduction in SG&A costs of $2.1 million.

        Operating EBITDA for World Kitchen's "Asia Pacific" segment decreased by $3.7 million, or 9.2%, to $36.9 million in 2014, from $40.6 million in 2013. Operating EBITDA margin decreased to 21.5% in 2014, compared to 23.7% in 2013. The decrease in operating EBITDA and operating EBITDA margin was primarily attributable to pricing adjustments in South Korea and the unfavorable foreign currency impact.

        Operating EBITDA for World Kitchen's "LA/EMEA" segment decreased by $1.1 million, or 20.6%, to $4.3 million in 2014, from $5.5 million in 2013. Operating EBITDA margin decreased to 15.9% in 2014, compared to 25.0% in 2013. The decrease in operating EBITDA and operating EBITDA margin was primarily attributable to investment in additional staffing to support growth strategies.

Liquidity and Capital Resources

        World Kitchen's principal sources of cash to fund liquidity needs are cash provided by operating activities and borrowings available under its senior credit facility (the "Existing Senior Credit Facility"), which as of April 3, 2016 and December 31, 2015 consisted of $234.8 million and $235.4 million of term loans, respectively, and a $90.0 million revolving credit facility (the "Revolver"). As of April 3, 2016 and December 31, 2015, World Kitchen had $63.4 million and $63.7 million, respectively, available under its Revolver. World Kitchen's primary uses of cash consist of cash used in operations, working capital requirements, capital expenditures and payments of principal and interest on debt. In connection with the merger, the Existing Senior Credit Facility will be terminated, and World Kitchen will enter into a $100.0 million senior secured asset-based revolving credit facility and a $275.0 million senior secured term loan facility, which together comprise the debt financing. For a description of the debt financing see "Capitalization Following Consummation of the Business Combination" and "The Merger Proposal—Related Agreements—Debt Commitment Letter".

        As of April 3, 2016, World Kitchen had cash and cash equivalents of $27.3 million compared to $43.7 million as of December 31, 2015, $28.0 million as of December 31, 2014 and $30.9 million as of December 31, 2013, and working capital of $155.5 million as of April 3, 2016 compared to $155.5 million as of December 31, 2015, $133.3 million as of December 31, 2014 and $118.3 million as of December 31, 2013.

        Outstanding borrowings under World Kitchen's Revolver were $5.4 million, $5.1 million and $6.0 million as of April 3, 2016, December 31, 2015 and December 31, 2014, respectively. There were no borrowings outstanding as of December 31, 2013. The amount of the borrowings in 2015 was primarily attributable to working capital needs, capital expenditures and debt service payments due on World Kitchen's debt. World Kitchen is currently in compliance with all of the financial restrictions and covenants in the Existing Senior Credit Facility.

        World Kitchen believes that, following the merger, it will have sufficient availability under the debt financing, liquid assets and cash flows from operations to meet its financial commitments, debt service obligations, contingencies and anticipated required capital expenditures for at least the next twelve months. However, World Kitchen is subject to business and operational risks that could adversely affect its cash flow. If circumstances were to adversely change, World Kitchen may seek alternative sources of liquidity including debt and/or equity financing. However, there can be no assurance that any such alternative sources would be available or sufficient. World Kitchen closely monitors the creditworthiness of its customers. Based upon its evaluation of changes in customers' creditworthiness, World Kitchen may modify credit limits and/or terms of sale. However, notwithstanding World Kitchen's efforts to monitor its customers' financial condition, World Kitchen's results of operations could be materially affected if significant changes were to occur.

Capital Expenditures

        World Kitchen's primary cash needs associated with capital expenditures include tank rebuilds, plant and product maintenance, new product development and maintenance associated with World Kitchen's retail stores. Plant and product maintenance primarily relates to replacing equipment used in the production of World Kitchen's existing products. World Kitchen expects to make capital expenditures of approximately $31.0 million in 2016, primarily consisting of approximately $10.0 million on tank rebuilds, $12.0 million on plant equipment, $7.0 million on new product development equipment and maintenance of retail stores and $1.0 million on information technology.

Cash Flows

        The table below sets forth World Kitchen's cash flows from operating, investing and financing activities for the periods presented:

	Quarter ended		Year ended December 31,
	April 3, 2016	April 5, 2015	2015	2014	2013
	(in millions)
Net cash (used in) provided by operating activities	$(10.9)	$(12.5)	$49.7	$24.1	$33.2
Net cash used in investing activities	(4.9)	(8.5)	(25.4)	(27.3)	(18.7)
Net cash (used in) provided by financing activities	(1.1)	14.1	(6.0)	1.0	3.5
Effect of exchange rate changes on cash	0.4	(1.0)	(2.6)	(0.7)	(1.5)

Increase (decrease) in cash and cash equivalents	$(16.5)	$(7.9)	$15.7	$(2.9)	$16.5

  Quarter Ended April 3, 2016

        Net cash used by operating activities was $10.9 million for the quarter ended April 3, 2016. World Kitchen's net loss of $8.1 million, plus non-cash charges (primarily depreciation and amortization) provided cash of $3.3 million. Accounts receivable provided cash of $16.6 million due to seasonality as World Kitchen received cash from sales for the fourth quarter of 2015. Inventory used cash of $17.8 million largely due to seasonality and in anticipation of a tank rebuild later in 2016. Accounts payable and other current liabilities used cash of $9.1 million, primarily due to a reduction in trade allowances. Other changes in operating assets and liabilities used cash of $3.9 million.

        Net cash used in investing activities was $4.9 million for the quarter ended April 3, 2016, primarily driven by capital expenditures.

        Net cash used in financing activities was $1.1 million for the quarter ended April 3, 2016. World Kitchen paid off $1.1 million of principal on long-term debt, made principal payments of $0.4 million on capital lease obligations and received $0.5 million from an exercise of stock options.

  Quarter Ended April 5, 2015

        Net cash used by operating activities was $12.5 million for the quarter ended April 5, 2015. World Kitchen's net loss of $2.5 million, plus non-cash charges (primarily depreciation and amortization) provided cash of $8.8 million. Inventory used cash of $15.7 million due largely to increased Corelle® and Corningware® stock in Asia and Pyrex® in North America. Accounts payable and other current liabilities used cash of $14.5 million largely due to seasonality. Accounts receivable provided cash of $11.5 million due to seasonality as World Kitchen received cash resulting from sales for the fourth quarter of 2014. Other changes in operating assets and liabilities used cash of $2.5 million.

        Net cash used in investing activities for the quarter ended April 5, 2015 was $8.5 million, primarily driven by capital expenditures.

        Net cash provided by financing activities was $14.1 million for the quarter ended April 5, 2015. During the quarter, World Kitchen had net borrowings on its Revolver of $16.0 million and made debt payments of $1.4 million.

  Year Ended December 31, 2015

        Net cash provided by operating activities was $49.7 million for the year ended December 31, 2015. World Kitchen's net income of $11.6 million, plus non-cash charges (primarily depreciation and amortization) provided cash of $55.1 million. Accounts receivable used cash of $3.1 million due to timing of fourth quarter sales, and inventory used cash of $1.9 million. Accounts payable and other current liabilities used cash of $1.0 million, primarily due to lower year-end 2015 accounts payable balances. Other changes in operating assets and liabilities provided cash of $0.6 million.

        Net cash used in investing activities was $25.4 million for the year ended December 31, 2015, primarily driven by $25.2 million of capital expenditures.

        Net cash used in financing activities was $6.0 million for the year ended December 31, 2015. World Kitchen paid off $4.3 million of principal on long-term debt and made principal payments of $1.6 million on capital lease obligations.

  Year Ended December 31, 2014

        Net cash provided by operating activities was $24.1 million for the year ended December 31, 2014. World Kitchen's net loss of $75.5 million, plus non-cash charges (primarily deferred taxes and depreciation and amortization) provided cash of $49.6 million. Inventory used cash of $13.5 million due largely to increases in Corelle®, Visions® and Swiss Diamond® stock levels to build up for distributor programs occurring in the first quarter of 2015. Accounts payable used cash of $6.4 million largely due to the timing of payments. Prepaid expenses and other current assets used $5.7 million of cash due to timing of the year-end payroll funding and purchase of reusable supplies. Other assets and liabilities used cash of $3.5 million primarily due to pension and postemployment valuation adjustments, which reduced World Kitchen's future obligation. This was partially offset by lower accounts receivable, which provided cash of $3.6 million.

        Net cash used in investing activities for the year ended December 31, 2014 was $27.3 million, primarily driven by $24.6 million of capital expenditures.

        Net cash provided by financing activities was $1.0 million for the year ended December 31, 2014. In 2014, World Kitchen had net borrowings on its Revolver of $6.4 million, which was offset by a $4.4 million repayment of long-term debt and a $1.5 million principal payment on capital lease obligations.

  Year Ended December 31, 2013

        Net cash provided by operating activities was $33.2 million for the year ended December 31, 2013. World Kitchen's net loss of $12.2 million, plus non-cash charges (primarily depreciation and amortization) provided cash of $32.0 million. Inventory used cash of $11.9 million due largely to increases in Corelle®, Visions® and Chicago Cutlery® stock levels as a result of increased facility capacity utilization and timing of inventory shipments. Other assets and liabilities used cash of $8.1 million, primarily due to pension and postemployment valuation adjustments, which reduced World Kitchen's future obligation. Accounts payable provided cash of $10.3 million due to timing of payments and accrued liabilities provided cash of $12.1 million primarily due to the amount accrued for Midwest distribution restructuring. Other changes in operating assets and liabilities used cash of $1.1 million.

        Net cash used in investing activities was $18.7 million for the year ended December 31, 2013, driven primarily by $17.0 million of capital expenditures.

        Net cash provided by financing activities was $3.5 million for the year ended December 31, 2013. In conjunction with the amendment and restatement of the Existing Senior Credit Facility in March 2013, World Kitchen borrowed $190.0 million, with which it paid off $175.5 million of long-term debt, and paid deferred financing fees of $4.6 million. In May 2013, World Kitchen opted to make an unscheduled principal payment of $10.0 million. In November 2013, World Kitchen borrowed an additional $62.0 million under the Existing Senior Credit Facility and paid $53.9 million in dividends and paid $2.6 million of deferred financing fees.

Contractual Obligations

        In the normal course of business, World Kitchen enters into contracts that obligate it to make payments in the future. As of December 31, 2015, payments to be made pursuant to significant contractual obligations were as follows:

		Payments due by period
	Total(1)	Less than one year	One to three years	Three to five years	More than five years
	(in millions)
Operating Lease Obligations	$100.4	$23.3	$31.7	$20.9	$24.5
Capital Lease Obligations	1.4	1.3	0.1	—	—
Long-Term Debt Obligations	248.7	6.4	8.1	234.2	—
Interest Expense on Long-Term Debt(2)	46.1	14.9	27.9	3.3	—
Purchase Obligations	26.7	23.7	1.5	0.9	0.6
Pension and Postemployment Benefit Obligations(3)	2.1	2.1	—	—	—

Total	$425.4	$71.7	$69.3	$259.3	$25.1

(1)
The table does not give effect to the merger and related transactions.

(2)
Represents interest expense assuming long-term debt balances and interest rates in effect as of December 31, 2015.

(3)
Represents 2016 expected contributions to World Kitchen's pension and postemployment benefit plans. World Kitchen has not included estimated contributions beyond 2016 due to the significant impact that return on plan assets and changes in discount rates might have on such amounts.

        See Note 7, "Commitments and Contingencies", and Note 8, "Employee Benefits", to World Kitchen's audited consolidated financial statements included elsewhere in this proxy statement/prospectus for more information about World Kitchen's contractual obligations. For a description of World Kitchen's debt capital structure following the merger see "Capitalization Following Consummation of the Business Combination".

Off-Balance Sheet Arrangements

        Except as disclosed below, as of April 3, 2016 and December 31, 2015, World Kitchen did not have any "off-balance sheet arrangements" (as such term is defined in Item 303 of Regulation S-K under the U.S. Securities Act of 1933, as amended) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

        In the normal course of business and as collateral for performance, World Kitchen is contingently liable under standby letters of credit. As of April 3, 2016 and December 31, 2015, World Kitchen had

outstanding letters of credit totaling $21.2 million. These letters of credit largely secure pension plan and worker's compensation obligations and World Kitchen does not believe that these letters of credit will be required to be drawn.

Critical Accounting Policies and Estimates

        World Kitchen's consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States. World Kitchen identifies its most critical accounting policies as those that are the most pervasive and important to the portrayal of its financial position and results of operations, and that require complex judgments by management regarding estimates about matters that are inherently uncertain. For a comprehensive discussion of World Kitchen's significant accounting policies, please see Note 2, "Summary of Significant Accounting Policies" to World Kitchen's audited consolidated financial statements for the years ended December 31, 2015, 2014 and 2013 and Note 2, "Summary of Significant Accounting Policies", to World Kitchen's unaudited consolidated financial statements for the quarters ended April 3, 2016 and April 5, 2015 included elsewhere in this proxy statement/prospectus.

        In applying the critical accounting policies set forth below, World Kitchen's management uses its judgment to determine the appropriate assumptions to be used in making certain estimates. These estimates are based on management's experience, the terms of existing contracts, management's observance of trends in the industries and geographies in which World Kitchen operates and information available to management from other sources. These estimates are subject to an inherent degree of uncertainty.

        World Kitchen uses estimates, assumptions and judgments for certain items. Significant estimates include estimates of future cash flows associated with asset impairment testing, useful lives for depreciation and amortization, estimates of the fair value of reporting units as part of goodwill impairment testing, loss contingencies, net realizable value of inventories, trade allowances, workers' compensation liabilities, income taxes and tax valuation reserves, the determination of discount rates and other assumptions for pension and postemployment employee benefit expense and liabilities and the volatility of and the estimated life of options for stock-based compensation. These estimates, assumptions and judgments are derived and continually evaluated based on available information and past experience that World Kitchen believes to be reasonable under the circumstances. To the extent these estimates are materially incorrect and need to be revised, World Kitchen's operating results may be materially affected.

Revenue Recognition

        Revenue is recognized net of provisions for customer allowances, including returns, cash discounts, rebates, incentives and other promotional consideration, when products are shipped to customers and when substantially all risk of ownership has transferred. World Kitchen records amounts billed to customers related to shipping and handling in net sales and all expenses related to shipping and handling as cost of sales. World Kitchen records sales net of taxes (sales, value added and other taxes) collected and accrues these tax liabilities in the other current liabilities section of the consolidated balance sheets.

Trade Allowances and Deductions

        Estimates for allowances and deductions are based primarily on negotiated customer programs and assessment of open customer promotional programs based on allowable percent of gross sales. Promotions are used to support in-store merchandising, control inventory levels or expand/improve distribution by opening up new sales areas. The estimates are based on historical and projected experience for each type of program or customer. Trade allowances are accrued based on management's estimates of customer volume achievement and other factors incorporated into customer agreements, such as units shipped and store sell-through. Management periodically reviews accruals for allowances and adjusts when circumstances indicate (typically as a result of a change in volume expectations). Deductions taken by the customer are generally recorded against the trade allowances and deductions accrual. Trade allowances and deductions are recorded in net sales. Accruals at any given time represent deductions that can be taken by customers for events or programs that have previously been recorded as a reduction to gross sales.

Impairment of Goodwill and Other Intangible Assets

        As required by FASB ASC guidance, World Kitchen assesses goodwill and other intangible assets with indefinite lives for impairment annually or more frequently, if events or changes in circumstances indicate impairment may have occurred. For goodwill, World Kitchen's policy is to assess for impairment at the end of each fiscal year.

        For goodwill, the reporting unit structure for goodwill is a matrix type format. The reporting units under World Kitchen's three reportable segments are grouped by brand and by location. There are six reporting units used in assessing impairment of goodwill. In World Kitchen's North America segment there are four reporting units: Snapware, OLFA, Cutlery and Kitchenware; in World Kitchen's Asia Pacific segment there is one reporting unit: Asia Pacific; and in World Kitchen's LA/EMEA segment there is one reporting unit: EMEA. OLFA is a brand and reporting unit under North America as World Kitchen has an exclusive distribution agreement in North America through December 31, 2020. The Snapware brand was purchased in 2010. At that time, Snapware's operations and approximately 99% of its sales were based in North America. Therefore, Snapware's total goodwill balance is allocated to North America.

        World Kitchen's assessment for impairment of goodwill for each reporting unit utilizes a discounted cash flow ("DCF") analysis. In determining the estimated future cash flows for each reporting unit, World Kitchen considers current and projected levels of income as well as business trends, prospects and market and economic conditions. The discount rate applied to the estimated future cash flows is a rate corresponding to World Kitchen's risk-adjusted cost of capital. World Kitchen uses a third-party valuation specialist to assist in determining World Kitchen's discount rate assumption. The result from each DCF model is a calculated estimate of fair value for each individual reporting unit. If the carrying value of the reporting unit exceeds its calculated fair value, World Kitchen must then perform a comparison of the implied fair value of goodwill with its carrying value. If the carrying value of the goodwill exceeds its implied fair value, an impairment loss is recognized in an amount equal to the excess. No reporting units are currently at risk of failing the "Step 1" test.

        Individual indefinite life intangible assets are also evaluated for impairment on an annual basis, or more frequently in certain circumstances where impairment indicators arise. When performing the test for impairment, World Kitchen uses a discounted cash flow method (based on a relief from royalty calculation) to compute the fair value, which is then compared to the carrying value of the indefinite life intangible asset. To the extent that fair value exceeds the carrying value, no impairment exists. This was done as of December 31, for each year presented and there was no impairment of indefinite life intangible assets.

Derivative Financial Instruments

        World Kitchen uses derivative instruments to manage the volatility of cash flow fluctuations caused by changes in interest rates and foreign currency exchange rates. World Kitchen does not use derivative instruments for speculative trading purposes and does not typically hedge beyond five years. Derivatives accounted for under hedge accounting are recorded on the balance sheet at fair market value, with the offset being recorded in accumulated other comprehensive income (loss). Derivatives not accounted for under hedge accounting are recorded on the balance sheet at fair market value, with the offset being recorded in other income or expense. For more detail on derivative instruments used, see the information presented below under "—Quantitative and Qualitative Disclosures About Market Risk".

Workers' Compensation Reserves

        World Kitchen has self-insurance programs for its workers' compensation liabilities that include reserves for self-retained losses and certain excess and aggregate risk transfer insurance. Liabilities associated with the self-insurance program includes an estimate for claims that are incurred but not reported, and are estimated by considering historical claims experience, severity factors, medical cost trends and other actuarial assumptions. World Kitchen also applies risk transfer programs to determine required workers' compensation reserve levels. Differences in the actual future claims experience and severity of claims and significant changes in health care cost trends could cause actual claims to differ from World Kitchen's estimates.

Pension and Postemployment Benefit Plans

        World Kitchen sponsors various employee benefit plans. Its defined benefit pension plan provides retirement income benefits to eligible employees generally based on years of service and/or compensation. Its postemployment benefit plans provide certain medical and life insurance benefits for eligible retired employees. World Kitchen's general policy is to contribute annually an amount determined jointly by management and its consulting actuaries that is not less than the minimum amount required by the prevailing regulations. In addition, World Kitchen entered into an agreement with the Pension Benefit Guaranty Corporation which, among other things, required certain additional minimum funding contributions to be made to the pension plan.

        The determination of pension and other postemployment benefit plan obligations and related expenses requires the use of assumptions to estimate the amount of the benefits that eligible employees earn while working, as well as the present value of those benefits. Its assumptions are determined based on current market conditions, historical information and consultation with and input from third-party actuaries. While World Kitchen believes that the assumptions used are appropriate, significant differences in actual experience or significant changes in assumptions would affect the plan costs and obligations.

        Significant assumptions used to measure World Kitchen's annual pension and other postemployment benefit expenses include discount rate, expected return on plan assets and health care cost trend rates.

  •
  Discount Rate—The discount rate represents the interest rate that should be used to determine the present value of future cash flows currently expected to be required to settle the pension and postemployment benefit obligations. In estimating this rate, World Kitchen considers rates of return on high-quality fixed-income investments included in various published bond indexes. The discount rate enables World Kitchen to estimate the present value of expected future cash flows on the measurement date. The discount rate at December 31, 2014 is used to measure the year-end benefit obligations and the earnings effects for the subsequent year. A higher discount rate decreases the present value of benefit obligations and decreases plan expense. World Kitchen uses a third-party advisor to assist in determining its discount rate assumption. The discount rate World Kitchen used to measure its plan obligation as of December 31, 2015, 2014 and 2013 was 4.50%, 4.05% and 4.70%, respectively.

  •
  Expected Long-Term Rate of Return—The expected return on pension plan assets represents the rate of return on plan assets reflecting the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the benefit obligation. World Kitchen's long-term rate of return assumption is based on three main factors: (1) asset allocations, (2) proprietary asset modeling assumptions and (3) proprietary modeling technology. World Kitchen employs a liability-driven investment strategy. Assets are invested in a diversified portfolio consisting of return-seeking assets and liability-hedging assets. The investment objective of the asset portfolio is to improve the funded status of the plan. As funded status improves, the allocation to return-seeking assets is reduced and the allocation to liability-hedging assets is increased. The rate World Kitchen used to measure its plan obligations as of December 31, 2015, 2014 and 2013 was 7.25%.

  •
  Health Care Cost Trend Rates—The health care cost trend rates represent the annual rates of change in the cost of health care benefits based on estimates of health care inflation, changes in health care utilization or delivery patterns, technological advances and changes in the health status of the plan participants. For 2015 measurement purposes, World Kitchen used an annual rate of medical inflation of 9%, decreasing gradually to a net rate of 5% at 2024 and remaining level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for World Kitchen's postemployment plan. A one percent increase or decrease in the health care cost trend rate would have changed the total service and interest cost by $2.0 million and ($1.7) million, respectively. A one percent increase or decrease in the same rate would not have a material impact upon World Kitchen's other postemployment benefit obligations.

Income Taxes

        World Kitchen accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that includes the enactment date.

        World Kitchen records net deferred tax assets to the extent these assets will more likely than not be realized. In making such determination, consideration is given to all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies and recent financial operations. Recognition of a tax benefit from uncertain tax positions is made when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits of the position.

Stock-based Compensation

        World Kitchen expenses costs related to share-based payment transactions with employees and directors over the period in which they vest. Stock-based compensation expense for all awards granted after December 31, 2005 is based on the grant-date fair value. World Kitchen recognizes stock-based compensation expense on a straight-line basis over the requisite service period of the award, which is generally three to four years for stock options.

        Determining the appropriate fair value model and calculating fair value of share-based payment awards requires the input of highly subjective assumptions. The assumptions used in calculating the fair value of share-based payment awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of judgment. World Kitchen uses the Black Scholes model to estimate the fair value for option awards. In addition, expense is recognized for the shares expected to vest based on an estimate of the expected prevesting forfeiture rate ranging from 5.3% to 10.7%. As a result, if factors change and World Kitchen uses different assumptions, the stock-based compensation expense could be materially different in the future. Significant assumptions used to measure World Kitchen's stock-based compensation expenses include stock price volatility, expected life of the awards and the underlying stock fair value.

  •
  Stock Price Volatility—Volatility is calculated based on the average of the expected volatilities of similar companies over periods of time approximating the expected terms of the awards. For 2015 award grants, the weighted-average volatility ranged from 30.2% to 52.2%.

  •
  Expected Life—The expected life of an award is calculated using the average of the vesting period and the contractual term. For 2015 award grants, the expected life ranged from six to seven years.

  •
  Underlying Stock Fair Value—World Kitchen determines the fair value of its common stock based on a number of factors. In addition, World Kitchen obtains third-party valuations of its common stock on an annual basis to assist with the determination of the exercise price of its stock option awards and stock appreciation rights as well as the fair value of the common stock underlying all stock-based awards. Similar to goodwill impairment testing, the third-party valuation utilizes a DCF analysis to estimate common stock fair value. For 2015 award grants, the stock fair value was $24.02 based on a third-party valuation completed as of December 31, 2014.

Recent Accounting Pronouncements

        In May 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers", which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU No. 2014-09 is based on the principle that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU No. 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to fulfill a contract. Entities have the option of using either a full retrospective or a modified retrospective approach for the adoption of the new standard. This update is effective for interim and annual reporting periods beginning after December 15, 2016; early adoption is not permitted. In August 2015, the FASB issued ASU No. 2015-14 which defers the effective date one year from January 1, 2017 to January 1, 2018, but early adoption as of January 1, 2017 is permitted. For private companies, ASU No. 2015-14 defers the effective date one year from January 1, 2018 to January 1, 2019, but early adoption as of January 1, 2018 is permitted. World Kitchen intends to implement new accounting pronouncements in accordance with the relief available to emerging growth companies under the JOBS Act. World Kitchen is currently evaluating whether or not to early adopt the standard and is assessing the impact that this standard will have on its consolidated financial statements.

        In April 2015, the FASB issued ASU No. 2015-03, "Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs", which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. Prior to the issuance of ASU No. 2015-03, debt issuance costs were required to be presented in the balance sheet as an asset. In August 2015, the FASB issued ASU No. 2015-15, "Interest—Imputation of Interest (Subtopic 835-30): Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-credit Arrangements", which states that entities may continue presenting unamortized debt issuance costs for line-of-credit arrangements as an asset. ASU No. 2015-15 is effective immediately. ASU No. 2015-03 is effective for interim and annual reporting periods beginning after December 31, 2015; early adoption is permitted. World Kitchen adopted ASU No. 2015-03 and ASU No. 2015-15 retrospectively in its consolidated financial statements as of December 31, 2015 and 2014 and for the three-year period ended December 31, 2015. Finance fees related to debt are now presented as a deduction against short-term and long-term debt. As a result, debt and finance fees within other assets have both decreased by $9.8 million in World Kitchen's consolidated balance sheet at December 31, 2014.

        In May 2015, the FASB issued ASU No. 2015-07, "Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent)", which removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by FASB ASC Topic 820, "Fair Value Measurement". Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU No. 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU No. 2015-07 is effective for entities for fiscal years beginning after December 15, 2015 and interim periods within, with retrospective application to all periods presented. Early application is permitted. For private companies, ASU No. 2015-14 defers the effective date one year from January 1, 2018 to January 1, 2019, but early adoption as of January 1, 2018 is permitted. World Kitchen intends to implement new accounting pronouncements in accordance with the relief available to emerging growth companies under the JOBS Act. World Kitchen is currently evaluating the impact that this standard will have on its consolidated financial statements.

        In July 2015, the FASB issued ASU No. 2015-11, "Inventory (Topic 330): Simplifying the Measurement of Inventory", which requires that inventory be measured at the lower of its cost or the estimated sale price, minus the costs of completing the sale, which the FASB calls the net realizable value. This update is effective for interim and annual reporting periods beginning after December 15, 2016; early adoption is permitted. For private companies, ASU No. 2015-11 is effective for fiscal years beginning after December 15, 2016 and interim periods within fiscal years beginning after December 15, 2017. World Kitchen intends to implement new accounting pronouncements in accordance with the relief available to emerging growth companies under the JOBS Act. World Kitchen is currently evaluating the impact that this standard will have on its consolidated financial statements.

        In November 2015, the FASB issued ASU No. 2015-17, "Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes", which requires that deferred tax liabilities and assets be classified as non-current in a classified statement of financial position. This update is effective for interim and annual reporting periods beginning after December 15, 2016 with early adoption permitted. For private companies, ASU No. 2015-17 is effective for annual reporting periods beginning after December 15, 2017 and interim periods within annual periods beginning after December 15, 2018. World Kitchen intends to implement new accounting pronouncements in accordance with the relief available to emerging growth companies under the JOBS Act. World Kitchen is currently assessing the impact that this standard will have on its consolidated financial statements.

        In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)", which requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. ASU No. 2016-02 is effective for fiscal years beginning after December 15, 2019. For private companies, ASU No. 2016-02 is effective for fiscal years beginning after December 15, 2019 and interim periods within fiscal years beginning after December 15, 2020. World Kitchen intends to implement new accounting pronouncements in accordance with the relief available to emerging growth companies under the JOBS Act. World Kitchen is currently evaluating the impact that this standard will have on its consolidated financial statements.

        In March 2016, the FASB issued ASU No. 2016-09, "Compensation—Stock Compensation (Topic 718)", which simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. For public business entities, the amendments in this update are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. For all other entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for any entity in any interim or annual period. World Kitchen intends to implement new accounting pronouncements in accordance with the relief available to emerging growth companies under the JOBS Act. World Kitchen is currently evaluating the impact that this standard will have on its consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

        World Kitchen is exposed to several market risks in its normal business activities. Market risk is the potential loss that may result from market changes associated with World Kitchen's business or with an existing or forecasted financial or commodity transaction. The types of market risks that World Kitchen is exposed to are foreign currency risk and market value risk related to precious metals. In addition, World Kitchen has in the past, and may in the future, been exposed to interest rate risk in connection with floating-rate debt. World Kitchen does not use derivative instruments for speculative trading purposes and does not typically hedge beyond five years. All outstanding derivative instruments are recorded on the balance sheet at fair value.

Foreign Currency Risk

        World Kitchen uses derivative instruments to manage the volatility of cash flow fluctuations caused by changes in foreign currency exchange rates. World Kitchen enters into foreign currency forward contracts to eliminate cash flow variability related to intercompany or third-party payments made or received by World Kitchen's subsidiaries that are remitted in a currency other than its functional currency. World Kitchen had the following amounts and values of foreign currency forward contracts hedged as of April 3, 2016, December 31, 2015 and December 31, 2014:

	As of April 3, 2016		As of December 31, 2015		As of December 31, 2014
Foreign Currency	Number of Contracts	Value of Contracts (in Local Currency)	Number of Contracts	Value of Contracts (in Local Currency)	Number of Contracts	Value of Contracts (in Local Currency)
Canadian Dollars	36	35.2 million	33	41.0 million	18	41.1 million
Australian Dollars	26	8.2 million	30	8.4 million	12	3.0 million
Japanese Yen	27	1.1 billion	36	1.5 billion	58	2.3 billion
Malaysian Ringgit	33	25.2 million	27	34.4 million	12	27.6 million
Korean Won	16	12.2 billion	18	12.9 billion	12	12.4 billion
Mexican Pesos	3	15.0 million	1	7.9 million	6	84.6 million(1)

(1)
The number and value of forward contracts for Mexico pesos was increased in 2014 compared to 2013 because World Kitchen expected increased cash flows in Mexican pesos relating to specific promotional activity. In 2015 the number and value of contracts was reduced to previous levels.

        All of World Kitchen's derivatives qualify and are designated as cash flow hedges. Hedge accounting is applied only when the derivatives are deemed to be highly effective at offsetting changes in anticipated cash flows of the hedged items or transactions. Any ineffective portion of the change in the fair value of a derivative designated as a cash flow hedge is recognized in current earnings.

        World Kitchen also enters into derivative contracts that are not accounted for using hedge accounting to eliminate income variability related to intercompany payments made by World Kitchen's subsidiaries that are remitted in a currency other than its functional currency and to reduce the risk associated with the repricing of foreign currency supply contracts due to foreign currency exchange rate fluctuations. Any realized or unrealized gain or loss from these contracts is recorded in other expense.

Market Value Risk Related to Precious Metals

        In August 2012, World Kitchen transferred title of 2,250 ounces of platinum to a financial institution in exchange for its market value of $3.1 million. In November 2015, World Kitchen renewed its obligation related to the 2,250 ounces of platinum for an additional year. The agreement valued the platinum at $2.3 million. At the end of the agreement, World Kitchen expects to either repurchase the platinum at its then-current market value or enter into another similar agreement. There is an embedded derivative in this transaction, as World Kitchen has market value risk related to the liability because precious metal prices can increase. However, World Kitchen holds an equal amount of precious metals, both physically and on the balance sheet at cost, that work as a hedge of the liability. World Kitchen accounts for the transaction as a fair value hedge.

        Each quarter, World Kitchen marks-to-market the liability through earnings to the latest market value of the 2,250 ounces of platinum. At the same time, the carrying value of the asset related to these 2,250 ounces of platinum will be adjusted through earnings by the change in its market value. As the liability and the carrying value of the asset offset each other, there is no net impact on earnings.

        World Kitchen also enters into precious metal consignment agreements with financial institutions for periods of one year or less. These precious metals are primarily platinum and rhodium and are used in the production of certain products for World Kitchen's customers. Under these arrangements, World Kitchen does not take title to consigned assets until payment and, accordingly, World Kitchen does not report these precious metals as assets on its consolidated balance sheets although they physically are in World Kitchen's possession.

Interest Rate Risk

        World Kitchen has in the past, and may in the future, enter into interest rate swaps to manage volatility of interest rates associated with floating-rate debt. Interest rate swaps expose World Kitchen to counterparty credit risk for nonperformance. As of December 31, 2014, World Kitchen had one interest rate swap outstanding with a notional amount of $30.0 million to fix the London Interbank Offered Rate on borrowings under its Senior Credit Facility. This swap expired in September 2015 and World Kitchen was not party to any interest rate swaps as of December 31, 2015. World Kitchen manages its exposure to counterparty credit risk by dealing with counterparties who are international financial institutions with investment grade credit ratings. Although World Kitchen's credit risk is the replacement cost at the estimated fair value of these instruments, World Kitchen believes that the risk of incurring credit risk losses as a result of counterparty nonperformance is remote.

MANAGEMENT OF WORLD KITCHEN GROUP, INC. FOLLOWING THE BUSINESS COMBINATION

        Currently, GPIA's board of directors is comprised of five directors, Antonio Bonchristiano (our Chief Executive Officer and Chief Financial Officer), Fersen Lamas Lambranho (our Chairman), Christopher Brotchie, Alexandre Hohagen and Fernando d'Ornellas Silva.

        WDKN's board of directors following the merger is expected to be comprised of seven or more directors, including Antonio Bonchristiano (Chairman), Fersen Lamas Lambranho, MaryKay Kopf, Nancy Quan, Fatine Layt, Danilo Gamboa and Stephen Wertheimer. Each director will hold office until his term expires at the next annual general meeting of shareholders or until his death, resignation, removal or the earlier termination of his term of office.

        Currently, GPIA's executive management team is comprised of Carl Warschausky (CEO), Stephen Earhart, Kristine Malkoski, Lee Muir, Ed Flowers, Jonathan Freeman and Deborah Paskin.

        WDKN's executive management team following the merger is expected to be comprised of Danilo Gamboa (CEO), Stephen Earhart, Kristine Malkoski, Lee Muir, Ed Flowers, Jonathan Freeman and Deborah Paskin. However, GPIA and Mr. Earhart have mutually agreed that, upon consummation of the business combination, Mr. Earhart will continue to serve as Chief Financial Officer of WDKN in a transitional capacity, until such time that WDKN concludes its search for a permanent chief financial officer.

        The following sets forth certain information concerning the persons who are expected to serve as WDKN's directors and executive officers following the consummation of the merger.

Name	Age	Position
Antonio Bonchristiano	49	Chairman
Fersen Lamas Lambranho	54	Director
MaryKay Kopf	50	Director
Nancy Quan	49	Director
Fatine Layt	48	Director
Stephen Wertheimer	65	Director
Danilo Gamboa	41	President, Chief Executive Officer and Director
Stephen P. Earhart(1)	68	Chief Financial Officer
Kristine K. Malkoski	56	President, Global Business and Chief Commercial Officer
Lee W. Muir	53	President, LATAM/EMEA
Ed W. Flowers	61	Senior Vice President and Chief Human Resources Officer
Jonathan S. Freeman	54	Senior Vice President, Global Product Supply and Chief Product Supply Officer
Deborah C. Paskin	64	Senior Vice President, Chief Legal Officer, General Counsel and Secretary

(1)
Upon consummation of the business combination, Mr. Earhart will continue to serve as Chief Financial Officer of WDKN in a transitional capacity, until such time that WDKN concludes its search for a permanent chief financial officer.

Directors and Executive Officers

Antonio Bonchristiano

        The biography of Mr. Bonchristiano is set forth under "Other Information Related to GP Investments Acquisition Corp.—Directors and Officers—Antonio Bonchristiano".

Fersen Lamas Lambranho

        The biography of Mr. Lambranho is set forth under "Other Information Related to GP Investments Acquisition Corp.—Directors and Officers—Fersen Lamas Lambranho".

MaryKay Kopf

        Ms. Kopf has served as a Chief Marketing Officer, Senior Vice President and a member of Group Management for AB Electrolux since 2011. She is responsible for global marketing, brand, innovation and digital across multiple brands for major, small and professional appliances. MaryKay started with Electrolux in 2003 and was VP of Marketing in North America from 2003-2011. AB Electrolux is a global leader in home appliances with products such as refrigerators, dishwashers, washing machines, cookers and small domestic appliances. Under brands including Electrolux, AEG, Zanussi, Frigidaire, Elextrolux sells more than 50 million products to customers in more than 150 countries every year. AB Electrolux is not a parent, subsidiary, or other affiliate of World Kitchen. Ms. Kopf has extensive experience in global consumer, trade and digital marketing, strategy and innovation. Prior to joining Electrolux, she held a variety of leadership positions at DuPont from 1989-2003. MaryKay is a graduate of Virginia Tech and Loyola College.

        Ms. Kopf has served as a member of the Board of WKI Holdings Company, Inc. since 2014.

Nancy Quan

        Nancy Quan is Vice President, Global Research & Development and Quality for the Coca Cola Company, based in Atlanta, Georgia. Nancy is responsible for setting the Coca-Cola Company's Global R&D vision, strategy and priorities. As the head of the Global R&D function, Nancy drives the agenda of all Regional R&D centers, leads the Corporate Research and Engineering functions and oversees the External Technology Assessment / Acquisition (ETA) function. Leading the Corporate Quality, Safety and Environment function, Nancy ensures the proper strategy and strong governance are in place to protect and sustain the Coca-cola businesses around the world.

        Nancy has extensive experience leading R&D and Innovation organizations around the world. Prior to joining The Coca-Cola Company, Nancy worked with Mars Incorporated and held leadership roles spanning across R&D, Business Development, and Manufacturing. Nancy's career has been global as she has built strong teams across a range of countries and cultures, including the US, the UK, The Netherlands, Belgium, China, Japan, India and Australia.

        Nancy is a graduate of Purdue University. She serves on the Advisory Board for the Business Performance Innovation Network, and has served on the Technical Advisory Board for Beverage Partners WorldWide, Ltd.

Fatine Layt

        Mrs. Layt is Managing Partner of Intermezzo, an advisory M&A firm. She served as a Chairman, Managing Partner and a member of the Executive Committee for Oddo Corporate Finance from 2009 to 2015. Mrs. Layt currently serves on the Board and audit Committee of the Groupe Fromageries Bel, the Board of the Renault Foundation and the Board of Mobiliz. She is a member of the supervisory board of the "Great Loan" and is a member of the French France-Afrique Foundation.

        She has an extensive experience in Finance. From 1989 to 2000, Ms. Layt was involved in Private Equity as a managing director at Euris the French private equity pioneer (1989-1996) and portfolio manager at Apax Partners (1996-99). Since 2000 Mrs. Layt has been an investment banker : she founded and co-founded three investments banks (Intermezzo, Messier Partners and Partanéa)

        Mrs. Layt is a graduate of Science Po Paris and the Société Française des Analystes Financiers (French Society of Financial Analysts or SFAF). Mrs. Layt taught as a senior lecturer of Finance at Sciences Po Paris from 1991-2002. She is a Young Leader of the French American Foundation. She is a member of the "Siecle", the "Cercle Interalliee" and of the "Polo de Paris" and Honorary Chairman of the theater "les Bouffes du Nord". Mrs. Layt is also Knight of the French Legion of Honour.

Stephen Wertheimer

        Mr. Wertheimer has been a Managing Director and Founding Partner of W Capital Partners since 2001. He has over 30 years of experience in investment banking and principal investments. Prior to founding W Capital Partners, Mr. Wertheimer served as a Managing Director of CRT Capital Group, LLC. He was a Founder and Managing Member of Water Capital Management from 1991 to 1997. From 1988 to 1991, he served as a Managing Director and the Group Head of Investment Banking-Asia of PaineWebber Incorporated. Prior to 1988, Mr. Wertheimer was a Managing Director at First Chicago Corporation, where he specialized in tax-structured domestic and international principal investments and was a Vice President with Bank of America's tax financing group making equity investments for the parent corporation. Mr. Wertheimer has extensive board experience having served on the boards of over forty companies, both public and private. Mr. Wertheimer is a member of the International Council of Advisors of the National Geographic Society. He is also a member of the board and audit, executive and energy resources committees of El Paso Electric Company and serves on the board of Ravn Air Group, Inc. and Moosejaw Inc. and as a board advisor at Inspirato, LLC.

Danilo Gamboa

        Mr. Gamboa will become the Chief Executive Officer of WDKN effective upon consummation of the business combination. Mr. Gamboa currently serves as a Managing Director of GP Investments and has been an integral member of the team performing due diligence in relation to World Kitchen. Since joining GP Investments in 2004, Mr. Gamboa has been focused primarily on the retail and consumer goods sectors and currently serves as a member of the board of directors of GP Investments, Centauro (a leading sporting goods retailer in Brazil) and Allis (the largest field marketing agency in Brazil). Prior to joining GP Investments, Mr. Gamboa worked as a divisional merchandising manager for books, music, and video at Submarino, a leading ecommerce player in Brazil, and as an associate at Gradus Management Consultants, where he advised senior management of AB-Inbev. Mr. Gamboa was previously a board member of Fogo de Chao, Tempo, Submarino, ALL, Hypermarcas and Gafisa. Mr. Gamboa holds a bachelor's degree in industrial engineering from the University of São Paulo and an MBA from the MIT Sloan School of Management.

Stephen P. Earhart

        The biography of Mr. Earhart is set forth under "Information Related to World Kitchen—Executive Officers of World Kitchen—Stephen P. Earhart".

Kristine M. Malkoski

        The biography of Ms. Malkoski is set forth under "Information Related to World Kitchen—Executive Officers of World Kitchen—Kristine M. Malkoski".

Lee W. Muir

        The biography of Ms. Muir is set forth under "Information Related to World Kitchen—Executive Officers of World Kitchen—Lee W. Muir".

Ed W. Flowers

        The biography of Mr. Flowers is set forth under "Information Related to World Kitchen—Executive Officers of World Kitchen—Ed W. Flowers".

Jonathan S. Freeman

        The biography of Mr. Freeman is set forth under "Information Related to World Kitchen—Executive Officers of World Kitchen—Jonathan S. Freeman".

Deborah C. Paskin

        The biography of Ms. Paskin is set forth under "Information Related to World Kitchen—Executive Officers of World Kitchen—Deborah C. Paskin".

Independence of Directors

        As a result of its common stock being listed on NASDAQ following consummation of the merger, WDKN will adhere to the rules of NASDAQ, or the NASDAQ Rules, in determining whether a director is independent. The board of directors of GPIA has consulted, and will consult, with its counsel to ensure that the board's determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. The NASDAQ listing standards define an "independent director" as a person, other than an executive officer of a company or any other individual having a relationship which, in the opinion of the issuer's board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. GPIA's independent directors will have regularly scheduled meetings at which only independent directors are present.

Board Leadership Structure and Role in Risk Oversight

        Upon the closing of the merger, the board of directors of GPIA will be divided among the three classes as follows:

  •
  the directors appointed to Class I comprise [    •    ], who will hold office for a term expiring at the 2017 annual meeting of WDKN's stockholders;

  •
  the directors appointed to Class II comprise [    •    ], who will hold office for a term expiring at the 2018 annual meeting of WDKN's stockholders; and

  •
  the director appointed to Class III comprise [    •    ], who will hold office for a term expiring at the 2019 annual meeting of WDKN's stockholders.

Board Committees

        Upon the domestication, WDKN will establish three standing committees in connection with the discharge of its responsibilities: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. WDKN's board of directors also will establish such other committees as it deems appropriate, in accordance with applicable law and regulations, WDKN's Proposed Charter and WDKN's Proposed Bylaws.

Audit Committee

        The Audit Committee will be comprised of Fatine Layt (Chair), Fersen Lamas Lambranho and Nancy W. Quan. The Audit Committee has responsibility for, among other things:

  •
  reviewing the adequacy and effectiveness of our accounting and internal controls and procedures, including the responsibilities, budget, compensation and staffing of our internal audit function;

  •
  reviewing with management our administrative, operational and accounting internal controls, including any special audit steps adopted in light of the discovery of material control deficiencies;

  •
  reviewing and discussing with our independent auditors and management our compliance with the applicable regulatory requirements;

  •
  investigating matters brought to its attention within the scope of its duties and engaging independent counsel and other advisors as the Audit Committee deems necessary;

  •
  reviewing our annual and quarterly financial statements prior to their filing and prior to the release of earnings;

  •
  reviewing and assessing the adequacy of a formal written charter on an annual basis;

  •
  preparing the Audit Committee report required by SEC rules to be included in our annual report;

  •
  reviewing and approving all related person transactions for potential conflicts of interest situations on an ongoing basis;

  •
  determining compensation of, and reviewing the performance of, the independent auditors, appointing or terminating the independent auditors and considering and approving, in advance, any services proposed to be performed by the independent auditors;

  •
  reviewing an annual report from the independent auditors describing (1) the independent auditors' internal quality-control review, (2) any material issues raised by the most recent internal quality-control review, or peer review, of the independent auditors, or by any inquiry or investigation by any governmental or professional authority, within the past five years, respecting one or more independent audits carried out by the independent auditors, and any steps taken to deal with any such issues and (3) all relationships between the independent auditors and us;

  •
  establishing procedures for (1) the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and (2) the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

  •
  handling such other matters that are specifically delegated to the Audit Committee by our board of directors from time to time.

        The NASDAQ Rules require that members of the Audit Committee satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries. The company will certify that no member of the Audit Committee has participated in the preparation of the financial statements of the company or any subsidiary of the company at any time during the past three years. In addition, the Audit Committee will at all times be composed of directors who are "financially literate" as defined under the NASDAQ Rules. NASDAQ Rules define "financially literate" as being able to read and understand fundamental financial statements, including a company's balance sheet, income statement and cash flow statement. The company will also certify that it has, and will continue to have, at least one member of the Audit Committee who has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication.

        The board of directors has determined that Ms. Layt, Mr. Lambranho and Ms. Quan qualify as "independent directors", that none of Ms. Layt, Mr. Lambranho and Ms. Quan have participated in the preparation of the financial statements of the company or any current subsidiary of the company at any time during the past three years and are all "financially literate". The board of directors has also determined that Ms. Layt is financially sophisticated.

Compensation Committee

        The Compensation Committee will be comprised of Antonio Bonchristiano (Chair), Fatine Layt and Fersen Lamas Lambranho. The Compensation Committee has responsibility for, among other things:

  •
  reviewing and determining the annual compensation of our Chief Executive Officer;

  •
  recommending to our board of directors the compensation and benefits of our executive officers other than our Chief Executive Officer;

  •
  annually monitoring and reviewing our compensation and benefit plans to ensure that they meet our corporate objectives;

  •
  administering our stock and other incentive compensation plans and programs and preparing recommendations and periodic reports to our board of directors relating to these matters;

  •
  reviewing and making recommendations to our board of directors with respect to any severance or termination arrangement to be made with any executive officer;

  •
  preparing the Compensation Committee report required by SEC rules to be included in our annual report;

  •
  reviewing all equity-compensation plans to be submitted for stockholder approval under NASDAQ listing standards, and to review, and in the Compensation Committee's sole discretion, approve all equity-compensation plans that are exempt from such stockholder approval requirement;

  •
  preparing recommendations and periodic reports to our board of directors concerning these matters; and

  •
  handling such other matters that are specifically delegated to the Compensation Committee by our board of directors from time to time.

        In considering the independence of compensation committee members, the NASDAQ Rules require that our board of directors must consider additional factors relevant to the duties of a compensation committee member, including the source of any compensation the company pays to the director and whether such director is affiliated with the company, a subsidiary of the company or an affiliate of a subsidiary of the company.

        The board of directors has determined that Ms. Layt and Mr. Lambranho qualify as "independent directors".

Nomination and Corporate Governance Committee

        The Nominating and Corporate Governance Committee will be comprised of Fersen Lamas Lambranho (Chair), Fatine Layt and MaryKay S. Kopf. The Nominating and Corporate Governance Committee has responsibility for, among other things:

  •
  recommending persons to be selected by our board of directors as nominees for election as directors and to fill any vacancies on our board of directors;

  •
  evaluating the qualifications of the Nominee Director (as defined in the Merger Agreement) until such time as WDKN is no longer obligated to include the Nominee Director as

  •
  reviewing the size of our board of directors and recommending any changes;

  •
  reviewing annually the composition of our board of directors as a whole and making recommendations;

  •
  monitoring the functioning of our standing committees and recommending any changes, including the creation and elimination of any committee;

  •
  developing, reviewing and monitoring compliance with our corporate governance guidelines;

  •
  making recommendations to our board of directors regarding corporate governance based upon developments, issues and best practices; and

  •
  handling such other matters that are specifically delegated to the Nominating and Corporate Governance Committee by our board of directors from time to time.

        In selecting director nominees for recommendation to our board of directors, the Nominating and Corporate Governance Committee will consider, among other things, the following factors:

  •
  the appropriate size and diversity of our board of directors;

  •
  the knowledge, skills and expertise of nominees, including experience in business, finance, consumer products, administration and sales, in light of the prevailing business conditions and the knowledge, skills and experience already possessed by other members of our board of directors;

  •
  experience with accounting rules and practices, and whether such a person qualifies as an "audit committee financial expert" pursuant to SEC rules;

  •
  time availability in light of other commitments, dedication and conflicts of interests; and

  •
  other such relevant factors that the Nominating and Corporate Governance Committee considers appropriate in the context of the needs of our board of directors.

        The NASDAQ Rules require that all members of a nominations committee be comprised solely of Independent Directors as defined in Rule 5605(a)(2) of the NASDAQ Rules.

        The board of directors has determined that Mr. Lambranho, Ms. Layt and Ms. Kopf qualify as "independent directors".

Code of Business Conduct and Ethics

        We will adopt a code of business conduct and ethics that applies to all of our officers and employees and a code of conduct for our directors. The code of business conduct and ethics for our officers and employees and the code of conduct for directors, upon the consummation of the business combination, will be available on our website. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Code of Ethics for Principal Executive and Senior Financial Officers

        We will adopt a code of ethics that applies to our principal executive and senior financial officers. The code of ethics for our principal executive and our senior financial officers, upon the consummation of the business combination will be available on our website. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Corporate Governance Guidelines

        We will adopt corporate governance guidelines to assist our board of directors in the exercise of its fiduciary duties and responsibilities to us and to promote the effective functioning of our board of directors and its committees. Our corporate governance guidelines, upon the consummation of the business combination, will be available on our website. We expect that any amendments to the guidelines will be disclosed on our website.

EXECUTIVE COMPENSATION IN RELATION TO GP INVESTMENTS ACQUISITION CORP.

        Other than as described below, none of GPIA's executive officers or directors has received any cash compensation for services rendered on behalf of GPIA to date. We have agreed to pay an affiliate of our Sponsor a total of $10,000 per month for office space, utilities, secretarial support and administrative services. Upon completion of the merger, we will cease paying these monthly fees.

        GPIA is not party to any agreements with its executive officers and directors that provide for benefits upon termination of employment or service.

        We expect that any of the directors or members of GPIA's management team who provide services to WDKN after the completion of the merger will receive compensation in the form of consulting or management fees from WDKN or one of its affiliates in respect of those services, but the amounts of any such fees and the terms of any related arrangements have not yet been determined. We do not currently expect the amount of any such fees or the terms of any such arrangements to be determined until after the completion of the merger.

 COMPENSATION DISCUSSION AND ANALYSIS IN RELATION TO WORLD KITCHEN

        In this Compensation Discussion and Analysis, we describe the compensation elements of our total rewards program and our philosophy and processes related to the compensation paid or awarded for fiscal year 2015 to our named executive officers ("NEOs") listed in the 2015 Summary Compensation Table that follows this discussion.

        Our NEOs for fiscal year 2015, which consist of our principal executive officer, our principal financial officer and our three other most highly compensated executive officers for fiscal year 2015 are:

  •
  Carl Warschausky, who serves as President and Chief Executive Officer and is our principal executive officer;

  •
  Stephen P. Earhart, who serves as Chief Financial Officer and is our principal financial officer;

  •
  Kristine Malkoski, who serves as President, Global Business & Chief Commercial Officer;

  •
  Jonathan Freeman, who serves as Senior Vice President, Global Product Supply and Chief Product Supply Officer; and

  •
  Deborah Paskin, who serves as Senior Vice President, Chief Legal Officer & Secretary.

Fiscal Year 2015 Compensation

Compensation Philosophy, Objectives and Rewards

        Our total rewards program has been designed to motivate, reward, attract and retain high caliber management deemed essential to ensure our success. The program seeks to align executive compensation with our short-and long-term business objectives, business strategy and financial performance. Our compensation objectives are designed to support these goals by:

  •
  using at-risk pay-for-performance as a significant portion of total compensation;

  •
  setting cash compensation around the 50th percentile of an appropriate peer group's total pay for employees in similar positions, with flexibility to go up to the 75th percentile when warranted in order to attract or retain outstanding talent; and

  •
  tying long-term incentives to delivering results and individual performance.

Determination of Compensation

        Our Compensation & Leadership Development Committee (CLDC) reviews and recommends all executive officer compensation to our Board of Directors for its approval. Our CEO and Chief HR Officer are involved in making and reviewing compensation recommendations to the CLDC. The CLDC has relied upon input from Mercer as its compensation consultant in making its compensation recommendations. Every two years Mercer has performed benchmarking of base salaries, annual incentives and total cash compensation (base salary and annual incentive) for the CLDC in order to evaluate the competitiveness of our executive compensation.

        In setting 2015 cash compensation the CLDC reviewed data from the 2013 Mercer Executive Remuneration Suite Survey, the Mercer 2013 Global Compensation Planning Report and the following peer group: Tupperware Brands Corp., Revlon Inc., Elizabeth Arden Inc., Helen of Troy Ltd., Blyth Inc., Libbey Inc., Usana Health Sciences Inc., Prestige Brands Holdings Inc., Lifetime Brands Inc., Irobot Corp., Wd-40 Co. and CSS Industries Inc., for purposes of setting salaries, annual incentives and determining market level total cash compensation. The members of the peer group were selected based on being in the household durable or other personal consumer products industry and/or having similar-sized or larger revenues, as those are the companies for whom we compete for executive talent. Equity awards are determined based on information provided by Mercer regarding the most common vesting practices and 50th percentile grant date equity compensation award levels for the CEO and senior executives at other private equity owned companies obtained from Mercer's proprietary research (the participants of which are confidential) and its experience in advising other private equity portfolio companies. Similar to other private equity owned companies, a substantial portion of our executives' equity compensation is granted in connection with hiring, or was granted in 2012 when we revised our equity compensation program to provide for both time and performance vesting options. As a result, annual grants are made only if the CLDC determines based on the executive's performance and these general practices if equity ownership increases are warranted annually.

        Based on our philosophy, we target total cash compensation between the 50th and 75th percentile of market. However, the CLDC does not rely exclusively on market data in setting compensation, but takes into account performance and tenure in making its compensation recommendations.

Elements of Our Executive Compensation Program

        For fiscal year 2015, our executive compensation program consisted of the following elements that achieves the compensation objective specified below:

Compensation Element	Compensation Objectives Designed to be Achieved and Key Features
Base Salary	Provide fixed cash compensation that compensates the individual based upon level of responsibilities and experience
Management (Cash-Based) Incentive Compensation	Aligns individual goals and behaviors with our business goals through annual cash incentives
Long-Term Incentive (Equity-Based) Compensation	Rewards creation of long-term shareholder value and provides alignment with shareholder interests through the use of stock options
Severance and Employee Benefits	Enables us to maintain a healthy and productive workforce and to attract and retain employees by providing severance, 401(k), health and other benefits.

        The CLDC does not follow any specific policy regarding the allocation of compensation among these various elements. The mix of compensation elements awarded is determined by the CLDC after reviewing the competitive practices of the peer group and, with respect to equity compensation, against general private equity practices. Decisions regarding one compensation element may not impact the other compensation elements.

Base Salaries

        The base salaries of our named executive officers are an important part of their total compensation package, and are intended to reflect their respective positions, duties, responsibilities and experience.

Management Incentive Plan

        We consider annual cash incentives to be an important component of our compensation program. Historically, including in fiscal year 2015, our named executive officers participated in our Management Incentive Plan ("MIP") at the following target percentages of base salary:

Named Executive Officer	Target Percentage
Carl Warschausky	105%
Stephen P. Earhart	55%
Kristine Malkoski	60%/75%
Jonathan Freeman	50%
Deborah Paskin	50%

        In setting the target incentive opportunities, the CLDC reviewed the Mercer survey and peer group data previously described. We set target levels so cash compensation was between the 50th and 75th percentile of the competitive data, but also taking into account performance, tenure, and internal equity.

        Under the MIP, the annual incentives for 2015 were based on achievement of two goals, EBITDA and Free Cash Flow, weighted 75% and 25% of an individual's targeted incentive respectively. A personal performance modifier of +/– 20% was then applied to increase or decrease an individual's payout based on performance against their individual goals and other valued behaviors.

        During 2015 Ms. Malkoski was promoted to President Global Businesses and Chief Commercial Officer from President, North America. In connection with her promotion her incentive opportunity increased from 60% to 75% of her base salary, but pro-rated for the period in which she served in her new role.

        For 2015 our EBITDA goal was $76.0 million and we achieved $76.6 million, resulting in 100.8% payout under that goal. Our Free Cash Flow goal was $16.0 million and we achieved $22 million, also resulting in a 100.8% payout under that goal. Although the Free Cash Flow performance was greater than 100.8%, the MIP provides that payouts on Free Cash Flow may not exceed that of the EBITDA achievement level. Our MIP provides for 50% payout of targeted MIP award if 87% of targeted EBITDA goal is met, and maximum payout of 200% if 126% of targeted EBITDA is met, with payout interpolated for performance between those amounts.

        Each NEO also had individual financial and strategic goals and objectives related to their areas of responsibility, which were intended to drive our performance and be difficult to achieve. These goals were general and more subjective in nature. Mr. Warschausky's goals related to leadership regarding the Company's philosophy, cultural values and behaviors, talent management, global strategic and financial objectives and growth of markets. Mr. Earhart's goals related to leadership in capital and cash management, talent management, achieving budgeted financial goals, system security, business support and internal policies and controls. Ms. Malkoski's goals included improvements in EBITDA, gross margins for North America and each business unit, talent management, marketing and brand strategies, new product introductions, customer service improvements, delivery of net sales for North America of $468.6M and increased sales for Corelle and Canada. Mr. Freeman's goals related to global supply chain operations, customer service, communications, and implementation of business systems. Ms. Paskin's goals involved supporting various strategic projects, implementing cost savings, corporate policies and training initiatives and governmental relations. The CLDC evaluated each NEO's performance against these goals and also how he or she achieved these goals in light of our team culture and high performance values. If the CLDC determined that an NEO delivered on his or her goals in 2015 then no performance modifier was applied. Although the CLDC determined that Mr. Warschausky over delivered on his goals, the CLDC did not adjust his MIP incentive by any performance modifier. However, Mss. Malkoski and Paskin and Mr. Freeman over delivered on their individual goals and based on the CEO's recommendation, the CLDC applied a performance modifier to increase their bonuses by 5%.

Equity-Based Compensation

        We view equity-based compensation as a critical component of our balanced total rewards program. Equity-based compensation creates an ownership culture among our employees that provides an incentive to contribute to the continued growth and development of our business and aligns interest of executives with those of our shareholders. Since 2013 we have granted performance vesting stock options each March to all of our NEOs. These options vest based on achievement of cumulative EBITDA and Free Cash Flow targets over 3 two-year performance periods, with a portion of the options vesting in the discretion of the Board. We also granted time vesting options prior to 2013 and will grant time vesting options in the future as needed, in connection with attracting and hiring new talent. In 2015 Mr. Freeman received a time vesting option in connection with his hiring. All time vesting options vest ratably annually over four years.

        Ms. Malkoski also received an additional performance option grant in 2015 in connection with her promotion.

        Historically, we have used both options and stock appreciation rights as an equity incentive. As a private company, those forms of awards provide executives with the flexibility as to timing of exercise and, therefore, taxable income.

Perquisites and Other Benefits

        Generally, we do not provide any perquisites to our NEOs that are not available to other officers. We offer our employees a 401(k) plan with a matching contribution. All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:

  •
  medical, dental and vision benefits;

  •
  medical and dependent care flexible spending accounts;

  •
  short-term and long-term disability insurance; and

  •
  life insurance.

        We believe the benefits described above are necessary and appropriate to provide a competitive compensation package in order to attract and retain employees.

Severance and Other Benefits Payable Upon Termination of Employment or Change in Control

        We have entered into employment agreements without NEOs which provide severance protections in case of involuntary termination of employment. See "—Potential Payments Upon Termination or Change in Control" below for more information regarding the employment agreements and the severance benefits that would be payable under those agreements. We believe that having employment agreements with our executives and providing them severance in the event of an involuntary termination is necessary to provide a competitive compensation package and to attract and retain our executives.

Tax Considerations

        As a general matter, our Board of Directors and the Compensation & Leadership Development Committee review and consider the various tax and accounting implications of compensation programs we utilize.

        Section 162(m) of the Internal Revenue Code ("Section 162(m)") generally disallows public companies a tax deduction for compensation in excess of $1,000,000 paid to their chief executive officer or an individual acting in such a capacity and the three other most highly compensated executive officers (excluding the chief executive officer or the chief financial officer) unless certain performance and other requirements are met. Section 162(m) applies to corporations with any class of common equity securities required to be registered under Section 12 of the Securities Exchange Act of 1934, as amended. Because we do not currently have any publicly held common stock, Section 162(m)'s restrictions do not currently apply to us.

COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

2015 Summary Compensation Table

        The following table contains information about the compensation earned by each of our named executive officers during our most recently completed fiscal year ended 2015.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(2)	Total ($)
Carl Warschausky	2015	737,116	0	170,192	777,925	16,909	1,702,142
President & Chief Executive	2014	623,846	0	173,907	511,875	16,260	1,325,888
Officer	2013	560,577	0	176,883	415,382	14,822	1,167,664
Stephen P. Earhart	2015	416,888	0	56,731	224,532	12,468	710,619
Chief Financial Officer	2014	389,487	0	115,938	139,518	13,585	658,529
	2013	379,796	0	58,961	139,392	11,562	589,711
Kristine Malkoski	2015	493,231	0	297,293	362,760	13,630	1,166,914
President, Global Business &	2014	419,385	0	28,984	256,800	14,499	719,668
Chief Commercial Officer	2013	398,846	0	58,961	157,137	14,048	628,992
Jonathan Freeman(3)	2015	365,385	270,000	364,318	195,036	97,068	1,291,807
Senior Vice President, Global Product Supply and Chief Product Supply Officer
Deborah Paskin	2015	382,820	0	28,365	197,921	12,620	621,726
Senior Vice President, Chief	2014	353,244	0	28,984	133,468	15,001	530,697
Legal Officer & Secretary	2013	342,783	0	58,961	132,971	13,200	547,915

(1)
Amounts reflect the full grant-date fair value of stock options granted during 2015 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of option awards made to executive officers in Note 10 to our consolidated financial statements included elsewhere in this proxy statement/prospectus.

(2)
Reflects the following amounts for 2015:

	401(k) Match($)	Life Insurance Premiums($)	Phone Allowance($)	Airline Club Membership($)	Relocation($)
Carl Warschausky	9,100	914	6,445	450	—
Stephen P. Earhart	8,586	613	3,269	0	—
Kristine Malkoski	9,100	914	2,916	700	—
Jonathan Freeman	9,100	914	2,458	450	84,146
Deborah Paskin	9,100	914	2,156	450	—
(3)
Mr. Freeman was hired in January 2015, and in connection he received a signing bonus of $270,000 and we agreed to pay his relocation expenses.

Grants of Plan-Based Awards in Fiscal 2015

        The following table provides information relating to grants of plan-based awards made during fiscal 2015 to help explain information provided above in our Summary Compensation Table. This table presents information regarding all grants of plan-based awards occurring during fiscal 2015.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying Options(#)
						Exercise or Base Price of Option Awards ($/Sh)
							Grant Date Fair value of Option Awards($)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)
Carl Warschausky	3/24/15	385,875	771,750	1,543,500	15,000	24.02	170,192
Stephen P. Earhart	3/24/15	111,375	222,750	445,500	5,000	24.02	56,731
Kristine Malkoski	3/24/15	173,363	346,726	693,452	10,000	24.02	113,462
	10/15/15				20,000	24.02	183,831
Jonathan Freeman	3/24/15	92,137	184,274	368,548	30,000	24.02	364,318
Deborah Paskin	3/24/15	93,500	187,000	374,000	2,500	24.02	28,365

        For a discussion of the assumptions and methodologies used to calculate the amounts reported, please see the discussion of the Management Incentive Plan and equity compensation, included in this proxy statement/prospectus.

 Outstanding Equity Awards at Fiscal Year-End Table

        The following table summarizes the number of shares of common stock underlying outstanding stock options and stock appreciation rights for each named executive officer as of December 31, 2015.

	Option Awards / SAR(1)
Name	Number of Securities Underlying Unexercised Options / SAR (#) Exercisable	Number of Securities Underlying Unexercised Options / SAR (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options/SAR (#)		Option / SAR Exercise Price ($)	Option / SAR Expiration Date
Carl Warschausky	—	—		15,000	(3)	$24.02	3/24/25
	7,160	—		7,500	(5)	$21.82	3/28/24
	9,677	—		3,749	(4)	$16.36	4/20/23
	22,500	7,500	(2)	—		$12.63	11/20/22
	19,354	—		7,500	(4)	$12.63	11/20/22
	15,000	—		—		$12.63	3/9/21
	10,000	—		—		$12.63	11/16/20
	—	—		5,000	(6)	$1.98	11/17/19
	—	—		15,000	(6)	$4.43	9/15/18
	30,000	—		—		$4.43	9/23/18
Stephen P. Earhart	—	—		5,000	(3)	$24.02	3/24/25
	4,773	—		5,000	(5)	$21.82	3/28/24
	3,226	—		1,250	(4)	$16.36	4/20/23
	50,000	—		—		$12.63	5/17/22
Kristine Malkoski	—	—		20,000	(3)	$24.02	10/15/25
	—	—		10,000	(3)	$24.02	3/24/25
	1,193	—		1,250	(5)	$21.82	3/28/24
	3,225	—		1,250	(4)	$16.36	4/20/23
	50,000	—		—		$12.63	8/16/22
Jonathan Freeman	—	15,000	(2)	15,000	(3)	$24.02	3/24/25
Deborah Paskin	—	—		2,500	(3)	$24.02	3/24/25
	3,226	—		1,250	(4)	$16.36	4/20/23
	9,000	—		—		$12.63	3/9/21
	30,000	—		—		$2.03	2/27/17
	—	—		5,000	(6)	$0.01	12/31/18

(1)
All unvested options and SARs will fully vest and be paid out in connection with the merger.

(2)
Vest 25% on each anniversary of the grant date.

(3)
50% of the option vests on the anniversary of the grant date following the end of the 2015-2016 two year performance period, and 25% vests on each anniversary of the grant date following conclusion of the 2016-2017 and 2017-2018 performance periods, with 34% of the option subject to vesting in such year vesting upon satisfaction of Cumulative EBITDA targets, 33% on Free Cash Flow targets and 33% in the discretion of the Board.

(4)
34% of the option vests upon satisfaction of Cumulative EBITDA, 33% on Free Cash Flow targets and 33% in the discretion of the Board on the anniversary of the grant date following the conclusion of the 2015-2016 performance period.

(5)
50% of the option vests on the anniversary of the grant date following the conclusion of the 2015-2016 performance period and 50% on the anniversary of the grant date following the conclusion of the 2016-2017 performance period, with 34% of the option subject to vesting in such year vesting upon satisfaction of Cumulative EBITDA targets, 33% on Free Cash Flow targets and 33% in the discretion of the Board.

(6)
Vests only upon a change in control.

Potential Payments Upon Termination or Change in Control

  Employment Agreements

        We are party to substantially similar employment agreements with each of our NEOs. The employment agreements generally provide for (i) a base salary; (ii) participation in our annual bonus plan; (iii) a grant of stock options, or in the case of Mr. Warschausky, stock options and stock appreciation rights and (iv) employee benefits and fringe benefits generally made available to our senior executives. All stock options and stock appreciation rights contemplated by the employment agreements have been granted. The employment agreements also provide for the reimbursement of all reasonable business expenses incurred by an NEO on our behalf. The employment agreements have initial three-year terms that automatically renew for successive one-year terms at the end of the initial three years, unless either party provides notice of their intent not to renew 60 days prior to the end of the term. With the exception of Mr. Freeman, all of the other employment agreements currently operate under an annual renewal.

        In January, 2015, we entered into an employment agreement with Mr. Freeman pursuant to which he was entitled to receive a one-time "make whole bonus" of $270,000. Under this agreement Mr. Freeman will reimburse us for the make whole bonus if he is terminated for cause or resigns without good reason during the first two years of his employment.

        The employment agreements contain customary confidentiality, non-disparagement, invention assignment and non-competition covenants. The non-competition covenant restricts our NEOs during their respective employment term and for a period of one-year thereafter from soliciting our customers, suppliers or employees and from competing with us anywhere in the world where we conduct business, or, have plans to conduct business during the 12-month period immediately following such executive's termination.

        Subject to continued compliance with the restrictive covenants and execution and non-revocation of a general release of claims in favor of us, the employment agreements also provide for certain severance payments and benefits if the executive's employment is terminated by us without "cause" or by the executive for "good reason" (each, as defined in the applicable agreement). In any such event, each executive is entitled to receive:

  •
  a payment equal to the pro-rated value of any annual bonus earned based upon the satisfaction of pre-established performance objectives, payable when such bonuses are normally paid to executives;

  •
  12 months (or in the case of Mr. Warschausky, 24 months) of the executive's annual base salary then in effect, payable in accordance with our regular payroll practices;

  •
  12 months (or in the case of Mr. Warschausky 24 months) of continued medical benefits for the executive and his or her dependents at active employee rates; and

  •
  12 months of senior executive level career transition assistance.

Equity Vesting

        All stock options (both time and performance vesting options) and stock appreciation rights vest and become payable in full upon a change in control, which will occur in connection with the merger. Stock appreciation rights are forfeited upon a termination of employment prior to a change in control, unless such termination is by reason of death, disability, or termination without cause or for good reason within 90 days prior to the change in control. Time vesting options vest in full upon termination due to death or disability and upon termination without cause or for good reason within 90 days prior to a change in control. Performance vesting options do not automatically accelerate upon death, disability or termination without cause or for good reason prior to a change in control, but World Kitchen reserves the right to accelerate in its discretion.

        The following sets forth the additional payments that may be made to our named executive officers upon (i) termination of employment without cause or for good reason, without regard to a change in control, (ii) death or disability while employed, including the face amount of employer provided life insurance, and (ii) solely upon a change in control, without regard to whether or not there is a termination of employment, assuming the event occurred on December 31, 2015 and using a stock price of $25.46 per share, which is the fair market value of our shares as determined in good faith by our Board. Upon a termination for cause or a resignation by the executive without good reason, the executive would receive only vested options, payment for any accrued but unused vacation and his or her vested 401(k) plan accounts. These amounts would be payable in all terminations of employment and, therefore, are not reflected in the following chart.

Name	Involuntary Termination Without Cause or Good Reason	Death / Disability	Change in Control
Carl Warschausky	$2,286,642	$1,864,350	$1,148,533
Stephen P. Earhart	$649,350	$459,532	$114,400
Kristine Malkoski	$992,260	$712,760	$260,975
Jonathan Freeman	$595,166	$658,136	$226,200
Deborah Paskin	$591,739	$712,871	$430,800

Compensation of our Directors

        For fiscal year 2015, directors who were executives of World Kitchen were not eligible to receive additional compensation for their services as directors. Directors who were not executives of World Kitchen earned $13,750 per quarter as a retainer and each member of the CLDC and the audit committee earned $1,250 per meeting attended. Mr. Witt received an additional $5,000 per quarter as Chairman of the Board of Directors, Mr. Hempstead received $2,000 per quarter for his service as Chairman of the CLDC and Mr. Wertheimer received $3,125 per quarter for his service as Chairman of the Audit Committee.

 Director Compensation Table for Fiscal Year 2015

        The following table contains information concerning the compensation of our non-employee directors in fiscal year 2015.

Name	Fees Earned or Paid in Cash ($)
Peter R. Hempstead	68,000
Mary Kay Kopf	61,250
Katherine Stitch	55,000
Stephen Wertheimer	78,750
Howard B. Witt	86,280

        The table below shows the aggregate numbers of options and stock appreciation rights (exercisable and unexercisable) held as of December 31, 2015 by each non-employee director.

Name	Options/SAR Outstanding at Fiscal Year End
Peter R. Hempstead	23,772
Mary Kay Kopf	10,000
Katherine Stitch	15,463
Stephen Wertheimer	15,463
Howard B. Witt	23,426

BENEFICIAL OWNERSHIP OF SECURITIES

Security Ownership of Certain Beneficial Owners and Management of GPIA

        The following table sets forth information regarding the beneficial ownership of GPIA common shares as of the record date and immediately following consummation of the merger by:

  •
  each person known by GPIA to be the beneficial owner of more than 5% of GPIA's 21,562,500 outstanding ordinary shares either on the record date or after the consummation of the merger;

  •
  each of GPIA's current executive officers and directors;

  •
  each person who will become an executive officer or a director of GPIA upon consummation of the merger;

  •
  all of GPIA's current executive officers and directors as a group; and

  •
  all of GPIA's executive officers and directors as a group after the consummation of the merger.

        At any time prior to the general meeting, during a period when they are not then aware of any material nonpublic information regarding GPIA or its securities, the GPIA initial shareholders, World Kitchen and/or their affiliates, may enter into a written plan to purchase GPIA securities pursuant to Rule 10b5-1 of the Exchange Act, and may engage in other public market purchases, as well as private purchases, of securities. The ownership percentages listed below do not include any such shares that may be purchased after the record date.

        At any time prior to the general meeting, during a period when they are not then aware of any material nonpublic information regarding GPIA or its securities, the GPIA initial shareholders, World Kitchen and/or its affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the merger proposal, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of GPIA's ordinary shares or vote their shares in favor of the merger proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that (i) holders of a majority of the shares who, being present and entitled to vote at the general meeting and who do vote, vote in favor of the merger proposal, the stock issuance proposal, the incentive plan proposal or the adjournment proposal, (ii) holders of at least two-thirds of the shares who, being present and entitled to vote at the general meeting and who do vote, vote in favor of the domestication proposal or the organizational documents proposals, and (iii) holders of no more than 30% of the outstanding GPIA ordinary shares elect to redeem the WDKN public shares that they will hold upon the domestication in connection with the merger. Any such share purchases and other transactions may thereby increase the likelihood of obtaining shareholder approval of the business combination. This may result in the completion of our business combination that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by the GPIA initial shareholders for nominal value.

        Entering into any such arrangements may have a depressive effect on GPIA ordinary shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares it owns, either prior to or immediately after the general meeting.

        If such transactions are effected, the consequence could be to cause the merger to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the merger proposal and the other proposals and would likely increase the chances that such proposals would be approved. As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. GPIA will file a Current Report on Form 8-K to disclose arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

			Beneficial Ownership Upon Consummation of the Business Combination Assuming None of the Outstanding WDKN Common Stock is Redeemed(2)		Beneficial Ownership Upon Consummation of the Business Combination Assuming 30% of the Outstanding WDKN Common Stock is Redeemed(3)
	Beneficial Ownership on Record Date(1)
				Approximate Percentage of Outstanding Shares of Common Stock(2)		Approximate Percentage of Outstanding Shares of Common Stock(3)
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Ordinary Shares(2)	Amount and Nature of Beneficial Ownership		Amount and Nature of Beneficial Ownership
Current Directors and Executive Officers(4):
Antonio Bonchristiano	—	—	—	—	—	—
Fersen Lamas Lambranho	—	—	—	—	—	—
Christopher Brotchie(5)	20,000	*	20,000	*	20,000	*
Fernando d'Ornellas Silva(5)	20,000	*	20,000	*	20,000	*
Alexandre Hohagen(6)	20,000	*	20,000	*	20,000	*
All directors and executive directors as a group (5 individuals)	60,000	0.3%	60,000	*	60,000	*
Directors and Executive Officers of GPIA After Consummation of Merger(4)
Antonio Bonchristiano	—	—	—	—	—	—
Fersen Lamas Lambranho	—	—	—	—	—	—
MaryKay Kopf	—	—	—	—	—	—
Nancy Quan	—	—	—	—	—	—
Fatine Layt	—	—	—	—	—	—
Stephen Wertheimer	—	—	—	—	—	—
Danilo Gamboa	—	—	—	—	—	—
Stephen P. Earhart	—	—	54,253	*	54,253	*
Kristine K. Malkoski	—	—	67,908	*	67,908	*
Lee W. Muir	—	—	23,408	*	23,408	*
Ed W. Flowers	—	—	34,747	*	34,747	*
Jonathan S. Freeman	—	—	23,408	*	23,408	*
Deborah C. Paskin	—	—	41,769	*	41,769	*
All directors and executive directors as a group (7 or more individuals)	60,000	0.3%	245,493	*	245,493	*
Five Percent Holders:
GPIAC, LLC(7)	4,252,500	19.7%	9,252,500	28.4%	10,052,500	35.6%
Davidson Kempner Capital Management LP(8)	1,400,000	6.5%	1,400,000	4.3%	1,400,000	5.0%
TD Asset Management Inc.(9)	1,380,800	6.4%	1,380,800	4.2%	1,380,800	4.9%
Arrowgrass Capital Partners (US) LP(10)	1,312,500	6.1%	1,312,500	4.0%	1,312,500	4.6%
Mounte LLC(11)	1,250,000	5.8%	1,250,000	3.8%	1,250,000	4.4%
Polar Asset Management Partners Inc.(12)	1,085,050	5.0%	1,085,050	3.3%	1,085,050	3.8%

*
Less than one percent.

(1)
The percentage of beneficial ownership on the record date is calculated based on 21,562,500 outstanding ordinary shares as of such date. The amount of beneficial ownership does not reflect the ordinary shares issuable as a result of the warrants as such warrants may not be convertible within 60 days. Unless otherwise indicated, GPIA believes that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

(2)
The percentage of beneficial ownership upon consummation of the merger is calculated based on 32,624,782 outstanding common shares, assuming (i) the issuance of 6,062,282 common shares of WDKN to the existing equityholders of World Kitchen (other than the holders of World Kitchen's SARs, who will receive only cash in respect of their applicable portion of the merger consideration), (ii) the issuance of 5,000,000 common shares to our Sponsor pursuant to its equity commitment (not including the additional 800,000 common shares that could, in certain circumstances, be issued thereunder) and (iii) that no public shareholders exercise their redemption rights. Unless otherwise indicated, GPIA believes that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them upon consummation of the merger.

(3)
The percentage of beneficial ownership upon consummation of the merger is calculated based on 28,249,781 outstanding common shares, assuming (i) the issuance of 6,062,282 common shares of WDKN to the existing equityholders of World Kitchen (other than the holders of World Kitchen's SARs, who will receive only cash in respect of their applicable portion of the merger consideration), (ii) the issuance of 5,800,000 common shares to our Sponsor pursuant to its equity commitment and (iii) and that holders of 30% of the outstanding GPIA ordinary shares elect to redeem their ordinary shares in connection with the merger (amounting to 6,468,750 ordinary shares). Unless otherwise indicated, GPIA believes that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them upon consummation of the merger.

(4)
The business address of each of the individuals is 150 E. 52nd Street, Suite 5003, New York, NY 10022.

(5)
Based on information contained in a Form 3 filed on May 19, 2015.

(6)
Based on information contained in a Form 3 filed on December 28, 2015.

(7)
Our Sponsor is GPIA, Ltd. The sole member of GPIAC, LLC is GPIC, Ltd. Mr. Alvario Lopes da Silva Neto is an officer of our Sponsor and has sole voting and investment power over the shares held by our Sponsor. GPIAC, LLC is controlled by GP Investments, Ltd., an affiliate of our sponsor. Accordingly each of the foregoing entities and persons may be deemed to share beneficial ownership of such ordinary shares. The business address of GPIAC, LLC is 4001 Kennett Pike, Suite 302, Wilmington, Delaware 19807. The business address of GP Investments, Ltd and GPIC, Ltd. Is 129 Front Street HM12, Suite 4, Penthouse, Hamilton, Bermuda. The business address of Mr. Alvaro Lopes da Silva Neto is 150 E 52nd Street, Suite 5003, New York, NY 10022. Information regarding this beneficial owner is furnished in reliance upon its Schedule 13G filed with the SEC on February 5, 2016.

(8)
Each of Davidson Kempner Partners, Davidson Kempner Institutional Partners, L.P., Davidson Kempner International, Ltd., Davidson Kempner Capital Management LP, Thomas L. Kempner and Jr., Robert J. Brivio, Jr. may be deemed to share beneficial ownership of some or all of such ordinary shares. Thomas L. Kempner, Jr. and Robert J. Brivio, Jr., through Davidson Kempner Capital Management L.P., are responsible for the voting and investment decisions relating to the securities held by Davidson Kempner Partners, Davidson Kempner Institutional Partners, L.P. and DKIP and Davidson Kempner International, Ltd. The business address of the foregoing entities and individuals is 520 Madison Avenue, 30th Floor, New York, NY 10022. Information regarding this beneficial owner is furnished in reliance upon its Schedule 13G filed with the SEC on June 1, 2015.

(9)
TD Asset Management Inc. beneficially owns 1,378,900 ordinary shares and TDAM USA Inc. beneficially owns 1,900 ordinary shares, collectively they may be deemed to beneficially own 1,380,800 ordinary shares. The business address of TD Asset Management Inc. and TDAM USA Inc. is 161 Bay Street, 35th Floor, Toronto, Ontario M5J 2T2. Information regarding this beneficial owner is furnished in reliance upon its Schedule 13G filed with the SEC on February 8, 2016.

(10)
The business address of Arrowgrass Capital Partners (US) LP. is 1330 Avenue of the Americas, 32nd Floor, New York, NY 10019. Arrowgrass Capital Services (US) Inc. serves as the general partner of Arrowgrass Capital Partners (US) LP. Information regarding this beneficial owner is furnished in reliance upon its Schedule 13G filed with the SEC on February 16, 2016.

(11)
Silver Rock Financial LLC ("Silver Rock") is the record holder of 1,029,500 of the shares reported above, and Mounte LLC ("Mounte") is the record holder of 220,500 of the shares reported above. Ralph Finerman is the manager of each of Silver Rock and Mounte, and in this capacity, has the power to vote and dispose of the shares held by each of Silver Rock and Mounte. As such, Mr. Finerman may be deemed to share beneficial ownership of all of the shares reported above that are held by Silver Rock and Mounte. Carl Meyer is the Chief Investment Officer of Silver Rock and has the power to vote and dispose of the shares held by each of Silver Rock and Mounte. As such, Mr. Meyer may be deemed to share beneficial ownership of all of the shares report above that are held by Silver Rock and Mounte. Silver Rock is managed by a management committee consisting of four individuals: Mr. Finerman, Jeffrey Green, Stanley Maron and Richard Sandler. The Silver Rock management committee has the power to vote and dispose of the shares held by Silver Rock by approval of a majority of the management committee. Mr. Sandler is also a trustee of certain trusts, which together, hold a majority of the membership interests of Silver Rock. In such capacities, each of the foregoing individuals may be deemed to share beneficial ownership of the shares held by Silver Rock. The business address of the foregoing entities and individuals is 1250 Fourth Street, Suite 550, Santa Monica, CA 90401. Information regarding this beneficial owner is furnished in reliance upon its Schedule 13G filed with the SEC on June 2, 2015.

(12)
The business address of Polar Asset Management Partners Inc., LLC is 401 Bay Street, Suite 1900, PO Box 19, Toronto, Ontario M5H 2Y4. Information regarding this beneficial owner is furnished in reliance upon its Schedule 13G filed with the SEC on February 16, 2016.

        GPIA's initial shareholders, including certain of its directors, beneficially own 20% of its issued and outstanding ordinary shares as of the record date. Because of the ownership block held by GPIA's initial shareholders, such individuals may be able to effectively exercise control over all matters requiring approval by GPIA's shareholders, including the election of directors and approval of significant corporate transactions other than approval of its initial business combination.

        In connection with our initial public offering, the founder shares were placed into an escrow account maintained in New York, New York by Continental Stock Transfer & Trust Company, acting as escrow agent. Subject to certain limited exceptions, these founder shares will not be transferred, assigned or sold until released from escrow on the date that is one year after the date of the consummation of our initial business combination or earlier if, subsequent to our business combination, (i) the last sale price of our ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination or (ii) we consummate a subsequent liquidation, merger, share exchange or other similar transaction which results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

GP Investments Acquisition Corp.

Existing GPIA Related Party Policy

        Prior to the consummation of our initial public offering, we adopted a code of ethics requiring us to avoid, wherever possible, all conflicts of interests, except under guidelines or resolutions approved by our board of directors (or the appropriate committee of our board of directors) or as disclosed in our public filings with the SEC. Under our code of ethics, conflict of interest situations will include any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) involving GPIA. A form of the code of ethics that was adopted prior to the consummation of our initial public offering was filed as an exhibit to the registration statement relating to our initial public offering.

        In addition, our audit committee, pursuant to a written charter, is responsible for reviewing and approving related party transactions to the extent that we enter into such transactions. An affirmative vote of a majority of the members of the audit committee present at a meeting at which a quorum is present will be required in order to approve a related party transaction. A majority of the members of the entire audit committee will constitute a quorum. Without a meeting, the unanimous written consent of all of the members of the audit committee will be required to approve a related party transaction. A form of the audit committee charter that we plan to adopt prior to the consummation of our initial public offering is filed as an exhibit to the registration statement relating to our initial public offering. We also require each of our directors and executive officers to complete a directors' and officers' questionnaire that elicits information about related party transactions.

        These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

        To further minimize conflicts of interest, we have agreed not to consummate an initial business combination with an entity that is affiliated with any of our Sponsor, officers or directors unless we, or a committee of independent directors, have obtained an opinion from an independent investment banking firm which is a member of FINRA that our initial business combination is fair to our company from a financial point of view. Furthermore, no finder's fees, reimbursements or cash payments will be made to our Sponsor, officers or directors, or our or their affiliates, for services rendered to us prior to or in connection with the completion of our initial business combination, other than the following payments, none of which will be made from the proceeds of our offering held in the trust account prior to the completion of our initial business combination:

  •
  repayment of a loan and advances of an aggregate of $100,000 made to GPIA by our Sponsor;

  •
  repayment of an advance of $86,321 to our Sponsor; payment to an affiliate of our Sponsor for office space, utilities and secretarial support for a total of $10,000 per month; and

  •
  reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of loans, if any, and on such terms as to be determined by GPIA from time to time, made by our Sponsor or certain of GPIA's officers and directors to finance transaction costs in connection with an intended initial business combination, provided, that, if GPIA does not consummate an initial business combination, a portion of the working capital held outside the trust account may be used by GPIA to repay such loaned amounts so long as no proceeds from the trust account are used for such repayment.

GPIA Related Person Transactions

Founder Shares

        On March 2, 2015, GPIA issued 4,312,500 ordinary shares to GPIAC, LLC, a company whose sole member is our Sponsor (which are referred to as the founder shares), for an aggregate purchase price of $25,000. The 4,312,500 founder shares included an aggregate of up to 562,500 shares subject to forfeiture by the initial shareholders (or their permitted transferees) on a pro rata basis depending on the extent to which the underwriter's over-allotment was exercised. As a result of the underwriter's election to exercise its full over-allotment option to purchase 2,250,000 Units on May 26, 2015, 562,500 founder shares were no longer subject to forfeiture. The founder shares are identical to the public shares included in the units sold in our initial public offering, except that (1) the founder shares are subject to certain transfer restrictions, as described in more detail below, and (2) the initial shareholders have agreed in the insider letter agreement (i) to waive their redemption rights with respect to the founder shares and public shares purchased during or after our initial public offering in connection with the completion of a business combination and (ii) to waive their rights to liquidating distributions from the trust account with respect to the founder shares if GPIA fails to complete a business combination by May 26, 2017, which is the date that is 24 months from the closing of our initial public offering.

Administrative Services Fee

        Commencing on May 19, 2015, GPIA has agreed to pay an affiliate of our Sponsor a monthly fee of $10,000 for general and administrative services. For the period ended December 31, 2015, GPIA incurred $80,000 of administrative service fees, of which $10,000 is payable and included in accounts payable and accrued expenses in the accompanying balance sheet as of December 31, 2015. For the three months ended March 31, 2016, GPIA incurred $30,000 of administrative service fees, of which $10,000 is payable and included in accounts payable and accrued expenses in the accompanying balance sheet as of March 31, 2016.

Related Party Advances

        As of May 26, 2015, our Sponsor advanced an aggregate of $86,321, of which $85,000 was paid directly to GPIA's vendors for costs associated with our initial public offering. The advances were non-interest bearing, unsecured and due on demand. The advances were repaid upon the consummation of our initial public offering.

Promissory Notes—Related Party

        GPIA entered into a promissory note with our Sponsor, pursuant to which our Sponsor loaned GPIA $100,000 (the "Promissory Note") to be used for the payment of costs associated with our initial public offering. The Promissory Note was non-interest bearing, unsecured and due on the earlier of December 31, 2015 or the closing of our initial public offering. The Promissory Note was repaid upon the consummation of our initial public offering.

        In order to finance transaction costs in connection with a business combination, our Sponsor or an affiliate of our Sponsor or certain of GPIA's officers and directors may, but are not obligated to, loan GPIA funds as may be required ("working capital loans"). If GPIA completes a business combination, WDKN (as successor to GPIA as a result of the domestication) would repay the working capital loans out of the proceeds held in the trust account released to WDKN. Otherwise, the working capital loans would be repaid only out of funds held outside the trust account. In the event that a business combination does not close, GPIA may use a portion of the working capital held outside the trust account to repay the working capital loans, but no proceeds held in the trust account would be used to repay the working capital loans. Up to $1,000,000 of working capital loans may be convertible into warrants of the post business combination entity at a price of $1.00 per warrant at the option of the lender. Such warrants would be identical to the private placement warrants. The terms of such working capital loans, if any, have not been determined and no written agreements exist with respect to the working capital loans.

Equity Commitment—Related Party

        We have entered into an equity commitment letter with our Sponsor dated April 19, 2016. Pursuant to the equity commitment letter, our Sponsor has agreed to purchase, on or prior to the date that the business combination is consummated, 5,000,000 shares of WDKN common stock for a cash purchase price of $10.00 per share of common stock. In addition, if our public stockholders elect to redeem more than 25% but not more than 30% of the outstanding WDKN common stock in connection with the merger, then our Sponsor has agreed to purchase, on or prior to the date that the business combination is consummated, up to 800,000 shares of WDKN common stock for a cash purchase price of $10.00 per share to provide funds equal to the amount for which such WDKN public shares shall be redeemed in excess of that 25% threshold. The purpose of our Sponsor's equity commitment is to provide a portion of the financing required for the transactions contemplated by the merger agreement. The WDKN common stock issued pursuant to the equity commitment letter shall constitute registrable securities under the registration rights agreement. Pursuant to the terms of the equity commitment letter, our Sponsor may allocate all or a portion of its obligations under the equity commitment letter to one or more persons who commit to invest in the business combination, but such allocation shall not relieve our Sponsor of its obligations thereunder.

        Our Sponsor's obligations under the equity commitment letter are subject to the following conditions:

  •
  execution of the merger agreement by the parties thereto and all related agreements required by the merger agreement;

  •
  satisfaction in full or waiver by WDKN and Let's Go (with our Sponsor's prior written consent) of each of the conditions to the obligations of WDKN and Let's Go to consummate the transactions contemplated by the merger agreement;

  •
  confirmation by World Kitchen that all conditions in the merger agreement that are for the benefit of World Kitchen have satisfied or have been waived by World Kitchen;

  •
  the debt financing (or any alternative financing) having been consummated, or being consummated substantially concurrently with the payment required under the equity commitment;

  •
  consummation of the merger and the transactions contemplated by the merger agreement substantially concurrently with the payment required under the equity commitement.

        The equity commitment letter terminates automatically upon the earliest to occur of (a) the consummation of the business combination, (b) the date that the merger agreement is validly terminated pursuant to its terms and (c) except as specified in the equity commitment letter, the date that World Kitchen or any of its affiliates, or any holder of securities of World Kitchen prior to the consummation of the business combination asserts or files any legal action with respect to the merger or any transaction contemplated by the merger agreement.

  Incremental Equity Issuances—Related Party

        The parties to the merger agreement have subsequently agreed, pursuant to the merger agreement amendment, that GPIA has the right to undertake the incremental equity issuances, if any. To the extent that any such incremental equity issuances are made to our Sponsor or other of our affiliates, such issuances may be deemed related-party transactions.

WKI Holding Company, Inc.

World Kitchen Related Party Policy

        As a privately held company, World Kitchen was not required to maintain a Related Person Policy. Following consummation of the merger, World Kitchen will be subject to WDKN's Related Person Policy described below.

        With respect to the consolidated financial statements of WKI Holding Company, Inc. and Subsidiaries contained elsewhere in this proxy statement/prospectus, World Kitchen is subject to Auditing Standard No. 18 of the Public Company Accounting Oversight Board, which requires auditors to evaluate a company's identification of, accounting for and disclosure of related party relationships and transactions.

World Kitchen Group, Inc.

WDKN Related Person Policy

        Upon consummation of the merger, WDKN will adopt a Related Person Policy that will require it (and its subsidiaries, including World Kitchen) to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except as approved by unconflicted executives, the board of directors, or audit committee in accordance with guidelines approved by the board of directors (or the audit committee). Related party transactions are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) WDKN or any of its subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of World Kitchen's ordinary shares, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.

        WDKN's audit committee, pursuant to its written charter, will be responsible for reviewing and approving related party transactions to the extent World Kitchen enters into such transactions. The audit committee will consider all relevant factors when determining whether to approve a related party transaction, including whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party's interest in the transaction. No director may participate in the approval of any transaction in which he is a related party, but that director is required to provide the audit committee with all material information concerning the transaction. Additionally, WDKN will require each of its directors and executive officers to complete an annual directors' and officers' questionnaire that elicits information about related party transactions.

        These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

Section 16(a) Beneficial Ownership Reporting Compliance

        Section 16(a) of the Exchange Act requires GPIA directors, officers and persons owning more than 10% of GPIA ordinary shares to file reports of ownership and changes of ownership with the SEC. Based on its review of the copies of such reports furnished to GPIA, or representations from certain reporting persons that no other reports were required, GPIA believes that all applicable filing requirements were complied with during the period from January 28, 2015 (inception) through December 31, 2015 and for the three months ended March 31, 2016.

DESCRIPTION OF WORLD KITCHEN GROUP, INC. SECURITIES

        The following description of the WDKN capital stock (common and preferred) reflects WDKN's capital stock as it will exist upon completion of the domestication and as of the effective time of the merger. The WDKN capital stock will be governed by WDKN's certificate of incorporation and bylaws and the DGCL. This description is a summary and is not complete. We urge you to read in their entirety (1) WDKN's certificate of incorporation, which will be in effect as of the effective time of the merger and a form of which is included as Annex C to this proxy statement/prospectus and is incorporated herein by reference; and (2) WDKN's bylaws, which will be in effect as of the effective time of the merger and a form of which is included as Annex D to this proxy statement/prospectus and is incorporated herein by reference. The following summary should be read in conjunction with the section entitled "Comparison of Corporate Governance and Shareholder Rights".

General

        GPIA is a recently organized blank check company incorporated as a Cayman Islands exempted company. In connection with the business combination and pursuant to the domestication, GPIA proposes to change its jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware, at which time GPIA will change its name, in connection with the effectiveness of the merger, to "World Kitchen Group, Inc.".

Common Stock

  Number of Authorized and Outstanding Shares

        Until the domestication is effective, GPIA will not have any Delaware capital stock and will not exist as a Delaware entity; thereafter, WDKN will have Delaware capital stock and WDKN will be a Delaware corporation. Upon effectiveness of the domestication and pursuant to the business combination, WDKN's authorized capital stock will consist of 600,000,000 shares of common stock, par value $0.0001 per share, and 20,000,000 shares of preferred stock, par value $0.0001 per share.

        On May 26, 2015, GPIA closed its initial public offering of 17,250,000 units, with each unit consisting of one ordinary share and one-half of a warrant to acquire one ordinary share upon consummation of an initial business combination. As of the date of this proxy statement/prospectus, GPIA had 21,562,500 ordinary shares issued and outstanding, consisting of 17,250,000 shares originally sold as part of the units issued in our initial public offering and 4,312,500 founder shares that were issued to our Sponsor prior to our initial public offering. On the effective date of the domestication, each currently issued and outstanding ordinary share of GPIA will automatically convert by operation of law, on a one-for-one basis, into one share of common stock of WDKN.

  Voting Rights

        Holders of shares of common stock shall be entitled to cast one vote for each share of the capital stock entitled to vote at a meeting of the stockholders. Holders of shares of common stock have no cumulative voting rights. Accordingly, the holders of a majority of the total number of votes of the WDKN's capital stock represented at the meeting and entitled to vote will be able to approve or disapprove any other matter submitted to a vote of all stockholders and a nominee for director election shall be elected by the affirmative vote of a majority of the votes cast with respect to such nominee at any meeting for the election of directors at which a quorum is present, provided that if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by a plurality of the votes of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. In an election of directors, a majority of the votes cast means the number of votes cast "for" a nominee must exceed 50% of the votes cast with respect to such nominee (excluding abstentions).

  Other

        The ordinary shares held by the initial shareholders were held in an escrow account maintained in New York, New York by Continental Stock Transfer & Trust Company, acting as escrow agent. Subject to certain limited exceptions, these shares will not be transferred, assigned or sold until released from escrow on the date that is one year after the date of the consummation of our initial business combination or earlier if, subsequent to our business combination, (i) the last sale price of our ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination or (ii) we consummate a subsequent liquidation, merger, share exchange or other similar transaction which results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property.

        Pursuant to GPIA's amended and restated memorandum and articles of association, a public shareholder may request of GPIA that WDKN redeem all or a portion of the WDKN public shares that they will hold following the domestication for cash if the merger is consummated. Any holder of public shares will be entitled to request that their WDKN public shares be redeemed for a pro rata portion of the amount then on deposit in the trust account as of two business days prior to the consummation of the merger including interest earned on the funds held in the trust account and not previously released to us. Public shareholders will be entitled to receive cash for WDKN public shares only as provided below:

  (i)
  if the public shareholder holds ordinary shares through units, the shareholder must elect to separate its units into the underlying public shares and public warrants prior to exercising its redemption rights with respect to the public shares;

  (ii)
  prior to 5:00 p.m., Eastern Time at least two business days prior to the date of the general meeting (such deadline not being extended for any adjournment of the general meeting), the public shareholder must submit a written request to Continental Stock Transfer & Trust Company, GPIA's transfer agent, that WDKN redeem their WDKN public shares for cash; and

  (iii)
  the public shareholder must deliver its ordinary shares to Continental Stock Transfer & Trust Company, GPIA's transfer agent, physically or electronically through Depository Trust Company, or DTC.

  Founder Shares

        We refer to our Sponsor and our independent directors that own any of our ordinary shares as our "initial shareholders", and the 4,312,500 ordinary shares that they own in aggregate are referred to as the "founder shares", which represent 20% of the GPIA ordinary shares outstanding as of the date of this proxy statement/prospectus. The founder shares are identical to the ordinary shares included in the units sold in our initial public offering and on the effective date of the domestication, each currently issued and outstanding founder share of GPIA will automatically convert by operation of law, on a one-for-one basis, into one share of common stock of WDKN. However, holders have entered into letter agreements with us, pursuant to which they have agreed (A) to vote any shares owned by them in favor of any proposed business combination and (B) not to redeem any shares in connection with a shareholder vote to approve a proposed initial business combination.

        In connection with our initial public offering, the founder shares were placed into an escrow account maintained in New York, New York by Continental Stock Transfer & Trust Company, acting as escrow agent. Subject to certain limited exceptions, these founder shares will not be transferred, assigned or sold until released from escrow on the date that is one year after the date of the consummation of our initial business combination or earlier if, subsequent to our business combination, (i) the last sale price of our ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination or (ii) we consummate a subsequent liquidation, merger, share exchange or other similar transaction which results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Preferred Stock

        GPIA currently has 20,000,000 authorized shares of preferred stock, that, assuming approval of the domestication proposal and WDKN's incorporation in the State of Delaware, will become 20,000,000 shares of preferred stock of WDKN. No shares of preferred stock of WDKN will be issued or outstanding immediately following the consummation of the business combination. The WDKN certificate of incorporation provides that our board of directors is expressly authorized to provide for the issuance of all or any shares of the preferred stock in one or more classes or series, and to fix for each such class or series such voting powers, full or limited, or no voting powers, and such distinctive designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the board of directors providing for the issuance of such class or series and as may be permitted by the DGCL. No series of preferred stock have been designated by the WDKN board of directors.

        Authorized but unissued preferred stock may enable the board of directors to render it more difficult or to discourage an attempt to obtain control of WDKN and thereby protect continuity of or entrench its management, which may adversely affect the market price of WDKN. If, in the due exercise of its fiduciary obligations, for example, the board of directors were to determine that a takeover proposal were not in the best interests of WDKN, such preferred stock could be issued by the board without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting bloc in institutional or other hands that might support the position of the board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. Allowing WDKN's board of directors to issue the authorized preferred stock of its own volition will enable WDKN to have the flexibility to issue such preferred stock in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits. WDKN currently has no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized stock for such purposes.

Outstanding Warrants

        As at the date of this proxy statement/prospectus, there is outstanding an aggregate of 14,687,500 warrants to acquire GPIA ordinary shares, which comprise the 6,062,500 private placement warrants held by our Sponsor and the 8,625,000 public warrants, of which 52,100 are held by an affiliate of our Sponsor. Each of the 17,250,000 units issued in our initial public offering contains one-half of a warrant. Each warrant entitles the holder thereof to purchase one GPIA ordinary share and, following the domestication, will entitle the holder thereof to purchase one WDKN common share.

        The warrants are each exercisable for one ordinary share at $11.50 per share. On the effective date of the domestication, our outstanding warrants will become warrants to acquire the corresponding shares of WDKN common stock and no other changes will be made to the terms of any outstanding warrants as a result of the domestication. For the avoidance of doubt, all of the outstanding warrants to acquire GPIA ordinary shares will be converted by operation of law into warrants to acquire WDKN common stock in the domestication, but only the WDKN public warrants are being registered hereby.

        Any holders of public shares who exercise their redemption rights with respect to such public shares must elect to separate the underlying public shares and public warrants.

        Simultaneously with the closing of our initial public offering, GPIA consummated the sale of 6,062,500 warrants at a price of $1.00 per warrant in a private placement to our Sponsor, generating gross proceeds of $6,062,500. The warrants held by our Sponsor and 52,100 warrants held by its affiliate had an aggregate market value of $4,738,815 based upon the closing price of $0.775 per warrant on the NASDAQ on July 27, 2016, the most recent closing price. If we do not consummate a business combination transaction by May 26, 2017, then the proceeds from the sale of the private placement warrants will be part of the liquidating distribution to the public shareholders and the warrants held by our Sponsor and its affiliate will be worthless.

Registration Rights

        The holders of the founder shares, private placement warrants and warrants that may be issued upon conversion of working capital loans (and any ordinary shares issuable upon the exercise of the private placement warrant and warrants that may be issued upon conversion of working capital loans) are entitled to registration rights pursuant to a registration rights agreement entered into as of May 19, 2015, among GPIA, our Sponsor and GPIAC, LLC, a company whose sole member is the Sponsor and the other parties thereto, which we will refer to as the "registration rights agreement". The holders of the majority of these securities are entitled to make up to three demands, excluding short form demands, that we register such securities. In addition, the holders have certain "piggy-back" registration rights with respect to registration statements filed subsequent to our completion of our initial business combination and rights to require us to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that we will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period, which occurs (a) in the case of the founder shares, one year after the date of the consummation of our initial business combination or earlier if, subsequent to our business combination, (i) the last sale price of our ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination or (ii) we consummate a subsequent liquidation, merger, share exchange or other similar transaction which results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property; and (b) in the case of the private placement warrants and the respective ordinary shares underlying such warrants, 30 days after the completion of our initial business combination. We will bear the expenses incurred in connection with the filing of any such registration statements.

        In connection with our Sponsor's equity commitment, GPIA, our Sponsor and GPIAC, LLC agreed that the securities issued to our Sponsor upon the funding of its equity commitment will be deemed "Registrable Securities" under the registration rights agreement and GPIA, our Sponsor and GPIAC, LLC agree to take all such actions as may be necessary to amend the registration rights as of the funding of the commitment to memorialize such treatment.

Certain Registration Rights Provided to Certain of World Kitchen's Equityholders

        Following consummation of the merger, the Principal Stockholders and the Lock-up Stockholders are expected to hold 11.7% and 1.1%, respectively, of the outstanding WDKN common stock (or 8.1% and 0.8%, respectively, of WDKN's common stock on a fully-diluted basis).

        The stockholder letter agreement provides for "piggyback" registration rights that apply during the lock-up period, which is 12 months from the consummation of the merger. If we propose to file a registration statement with the SEC in connection with an underwritten offer in which our Sponsor or any affiliate of our Sponsor is participating, then the Principal Stockholders and Lock-up Stockholders shall be entitled to notify us that they wish to participate in such registration. Pursuant to the stockholder letter agreement, we would then be required to amend the existing registration rights agreement to add such Principal Stockholders and/or Lock-up Stockholders as parties thereto for the purposes of such "piggyback" registration. Such Principal Stockholders and/or Lock-up Stockholders would participate in any such "piggyback" registration pro rata with us and our Sponsor.

        Furthermore, the stockholder letter agreement provides for secondary shelf registration rights that apply until the third anniversary of the consummation of the merger. During that period, if WDKN proposes to file a short-form registration statement on Form S-3 under the Securities Act for a secondary offering or resale of WDKN shares in which our Sponsor or any affiliate of our Sponsor is participating, then the Principal Stockholders and Lock-up Stockholders shall be entitled to notify us that they wish to participate in such registration and they would participate in any such secondary shelf registration pro rata with us and our Sponsor.

        The stockholder letter agreement further provides that if W Capital disposes of any of the shares of WDKN common stock that it received in connection with the consummation of the merger, then the W Capital nominee director shall deliver his or her registration to our board of directors (which may choose whether or not to accept such registration). If that resignation is accepted, then W Capital shall no longer be entitled to have a nominee as a director on our board of directors.

Transfer Agent

        The transfer agent for WDKN common stock will be Continental Stock Transfer & Trust Company, which is located at 17 Battery Place, New York, New York 10004, e-mail: mzimkind@continentalstock.com.

SECURITIES ACT RESTRICTIONS ON RESALE OF WORLD KITCHEN GROUP, INC. COMMON STOCK

Rule 144

        Pursuant to Rule 144 under the Securities Act ("Rule 144"), a person who has beneficially owned restricted ordinary shares or warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.

        Persons who have beneficially owned restricted ordinary shares or warrants for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

  •
  1% of the total number of ordinary shares then outstanding (as at the date of this proxy statement/prospectus, we have 21,562,500 ordinary shares outstanding); or

  •
  the average weekly reported trading volume of the ordinary shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

        Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

  •
  the issuer of the securities that was formerly a shell company has ceased to be a shell company;

  •
  the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

  •
  the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

  •
  at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

        As a result, our initial shareholders will be able to sell their founder shares and private placement warrants, as applicable, pursuant to Rule 144 without registration one year after we have completed our initial business combination.

        We anticipate that following the consummation of the business combination, we will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

Registration Rights

        See "Description of World Kitchen Group, Inc. Securities—Registration Rights" above.

APPRAISAL RIGHTS

        Neither GPIA shareholders nor GPIA warrant holders have appraisal rights in connection with the merger or the domestication under the Cayman Islands Companies Law or under the DGCL.

SHAREHOLDER PROPOSALS AND NOMINATIONS

Shareholder Proposals

        In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a stockholder, WDKN's bylaws provide that the stockholder must give timely notice in writing to WDKN's secretary at least ninety (90) days, but no more than one hundred and twenty (120) days prior to the anniversary date of the immediately preceding annual meeting of stockholders for the annual meeting; provided that in the event that WDKN's 2016 annual meeting of stockholders is called for a date that is not within twenty-five (25) days before or after such anniversary date, notice to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs. Any notice must include the following information: (i) as to each matter such stockholder proposes to bring before the annual meeting, a brief description of the business desired to be brought before the annual meeting and the proposed text of any proposal regarding such business (including the text of any resolutions proposed for consideration and, if such business includes a proposal to amend these bylaws, the text of the proposed amendment), and the reasons for conducting such business at the annual meeting; (ii) the name and record address of such stockholder; (ii) the class and total number of shares of all stock of WDKN that are owned beneficially or of record by the stockholder and any affiliates or associates of the same; (iii) the name of each nominee holder of shares of stock of WDKN owned beneficially but not of record by such stockholder, and the class and total number of shares of all stock of WDKN held by such nominee holder; (iv) whether and the extent to which any derivative instrument, swap, option, warrant, short interest, hedge or profit interest or other transaction has been entered into by or on behalf of such stockholder, or any affiliates or associates of such stockholder, with respect to stock of WDKN; (v) whether and the extent to which any other transaction, agreement, arrangement or understanding (including any short position or any borrowing or lending of shares of stock of WDKN) has been made by or on behalf of such stockholder, or any affiliates or associates of such stockholder, the effect or intent of any of the foregoing to mitigate loss to, or to manage risk or benefit of stock price changes for, such stockholder, or any affiliates or associates of such stockholder, or to increase or decrease the voting power or pecuniary or economic interest of such stockholder, or any affiliates or associates of such stockholder, with respect to stock of WDKN; (vi) a description of all agreements, arrangements, or understandings (whether written or oral) between such stockholder, or any affiliates or associates of such stockholder, and any proposed nominee or any other person or persons (including their names) in connection with or relating to (A) WDKN or (B) the proposal, pursuant to which the nomination(s) are being made by such stockholder, and any material interest of such stockholder, or any affiliates or associates of such stockholder, in such nomination, including any anticipated benefit therefrom to such stockholder, or any affiliates or associates of such stockholder; (vii) a representation that the stockholder giving notice intends to appear in person or by proxy at the annual meeting to nominate the persons named in its notice; and (viii) any other information relating to the stockholder that Regulation 14A of the Securities Exchange Act of 1934, as amended, requires us to disclose in solicitations for proxies for the election of directors. A proxy may confer discretionary authority to vote on any matter at an annual meeting if WDKN does not receive proper notice of the matter within the time frame described above.

Shareholder Director Nominees

        Nominations of persons for election to the board of directors at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors as set forth in WDKN's notice of such special meeting, may be made by or at the direction of the board of directors or by certain stockholders of WDKN.

        In addition to any other applicable requirements, for a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to the secretary of WDKN. To be timely, a stockholder's notice to the secretary must be received by the secretary at the principal executive offices of WDKN (i) in the case of an annual meeting, not later than the close of business at least ninety (90) days, but no more than one hundred and twenty (120) days before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within forty-five (45) days before or after such anniversary date, notice by the stockholder to be timely must be so received not earlier than the opening of business 120 days before the meeting and not later than the later of (x) the close of business ninety (90) days before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting was first made by WDKN; and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made by WDKN. In no event shall the public announcement of an adjournment of an annual meeting or special meeting commence a new time period for the giving of a stockholder's notice.

        In the event that the number of directors to be elected to the board of directors at an annual meeting is greater than the number of directors whose terms expire on the date of the annual meeting and there is no public announcement by WDKN naming all of the nominees for the additional directors to be elected or specifying the size of the increased board of directors before the close of business on the 90th day prior to the anniversary date of the immediately preceding annual meeting of stockholders, a stockholder's notice shall also be considered timely, but only with respect to nominees for the additional directorships created by such increase that are to be filled by election at such annual meeting, if it shall be received by the secretary at the principal executive offices of WDKN not later than the close of business on the 10th day following the date on which such public announcement was first made by WDKN.

        To be in proper written form, a stockholder's notice to the secretary must set forth (i) as to each person whom the stockholder proposes to nominate for election as a director (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares of capital stock of WDKN that are owned beneficially or of record by the person and (D) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder; and (ii) as to the stockholder giving the notice (A) the name and record address of such stockholder and the name and address of the beneficial owner, if any, on whose behalf the nomination is made, (B) the class or series and number of shares of capital stock of WDKN that are owned beneficially and of record by such stockholder and the beneficial owner, if any, on whose behalf the nomination is made, (C) a description of all arrangements or understandings relating to the nomination to be made by such stockholder among such stockholder, the beneficial owner, if any, on whose behalf the nomination is made, each proposed nominee and any other person or persons (including their names), (D) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice and (E) any other information relating to such stockholder and the beneficial owner, if any, on whose behalf the nomination is made that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

        If the board of directors or the chairman of the meeting of stockholders determines that any nomination was not properly made, then such nomination shall not be considered at the meeting in question. In the event that the stockholder (or a qualified representative of the stockholder) does not appear at the meeting of stockholders of WDKN to present the nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such nomination may have been received by WDKN.

        In addition, a stockholder shall also comply with all of the applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. WDKN

SHAREHOLDER COMMUNICATIONS

        Shareholders and interested parties may communicate with GPIA's board of directors, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of GP Investments Acquisition Corp., 150 E. 52nd Street, Suite 5003, New York, NY 10022. Following the merger, such communications should be sent in care of GPIA, 150 E. 52nd Street, Suite 5003, New York, NY 10022. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

LEGAL MATTERS

        Skadden, Arps, Slate, Meagher & Flom LLP will pass upon the validity of the securities of World Kitchen Group, Inc. offered by this proxy statement/prospectus and certain other legal matters related to this proxy statement/prospectus. Skadden, Arps, Slate, Meagher & Flom LLP, tax counsel for GPIA, will pass upon certain U.S. federal income tax consequences of the merger and the domestication for GPIA.

EXPERTS

        The audited consolidated financial statements and schedule of WKI Holding Company, Inc. and subsidiaries included in this proxy statement/prospectus have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in auditing and accounting.

        The financial statements of GP Investments Acquisition Corp. as of December 31, 2015, and for the period from January 28, 2015 (inception) to December 31, 2015, appearing in this proxy statement/prospectus have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein and are included in reliance on such report given the authority of such firm as expert in accounting and auditing.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

        Pursuant to the rules of the SEC, GPIA and services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of each of GPIA's annual report to shareholders and GPIA's proxy statement. Upon written or oral request, GPIA will deliver a separate copy of the annual report to shareholders and/or proxy statement to any shareholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Shareholders receiving multiple copies of such documents may likewise request that GPIA deliver single copies of such documents in the future. Shareholders receiving multiple copies of such documents may request that GPIA deliver single copies of such documents in the future. Shareholders may notify GPIA of their requests by calling or writing GPIA at its principal executive offices at 150 E. 52nd Street, Suite 5003, New York, NY 10022 or (212) 430-4340.

ENFORCEABILITY OF CIVIL LIABILITY

        GPIA is a Cayman Islands exempted company. If GPIA does not change its jurisdiction of incorporation from the Cayman Islands to Delaware by effecting the domestication, you may have difficulty serving legal process within the United States upon GPIA. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against GPIA in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is doubt that the courts of the Cayman Islands would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. However, GPIA may be served with process in the United States with respect to actions against GPIA arising out of or in connection with violation of U.S. federal securities laws relating to offers and sales of GPIA's securities by serving GPIA's U.S. agent irrevocably appointed for that purpose.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

        GPIA has filed a registration statement on Form S-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement.

        GPIA files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may read and copy reports, proxy statements and other information filed by GPIA with the SEC at the SEC public reference room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of the materials described above at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549. You may access information on GPIA at the SEC web site containing reports, proxy statements and other information at: http://www.sec.gov.

        Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

        All information contained in this proxy statement/prospectus relating to GPIA has been supplied by GPIA, and all such information relating to World Kitchen has been supplied by World Kitchen. Information provided by one another does not constitute any representation, estimate or projection of the other.

Incorporation by Reference of Certain of GPIA's Filings with the SEC

        The SEC allows GPIA to "incorporate by reference" certain information filed with the SEC into this proxy statement/prospectus, which means that GPIA can disclose important information to you by referring you to other documents that GPIA has filed separately with the SEC. You should read any information incorporated by reference because it is an important part of this this proxy statement/prospectus.

        This proxy statement/prospectus incorporates by reference any filings that GPIA makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and prior to the date of the special meeting, and thereafter until the consummation of the business combination (other than those documents or the portions of those documents furnished, including pursuant to Items 2.02 or 7.01 of any Current Report on Form 8-K or exhibits filed under Item 9.01 relating to those Items, unless expressly stated otherwise therein). Any statement contained in a document incorporated by reference into this proxy statement/prospectus will be deemed to be modified or superseded to the extent that a statement contained in any other subsequently filed document that is also, or is deemed to be, incorporated by reference into this proxy statement/prospectus conflicts with, negates, modifies or supersedes that statement. Any statement that is modified or superseded will not constitute a part of this proxy statement/prospectus, except as modified or superseded.

        If you would like additional copies of this proxy statement/prospectus or any document incorporated by reference herein, or if you have questions about the business combination, you should contact via phone or in writing:

Morrow & Co., LLC
470 West Avenue
Stamford CT 06902
Tel: (800) 662-5200
Banks and brokers call collect: (203) 658-9400
E-mail: GPIA.info@morrowco.com

GP INVESTMENTS ACQUISITION CORPORATION
INDEX TO FINANCIAL STATEMENTS

GP INVESTMENTS ACQUISITION CORPORATION

Financial Statements as of December 31, 2015
and for the Period from January 28, 2015 (inception) to December 31, 2015

Report of Independent Registered Public Accounting Firm

To the Audit Committee of the Board of Directors and Shareholders
of GP Investments Acquisition Corp.

        We have audited the accompanying balance sheet of GP Investments Acquisition Corp. (the "Company") as of December 31, 2015 and the related statements of operations, changes in shareholders' equity, and cash flows for the period from January 28, 2015 (inception) through December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GP Investments Acquisition Corp. as of December 31, 2015, and the results of its operations and its cash flows for the period from January 28, 2015 (inception) through December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

/s/ Marcum LLP

Marcum LLP
New York, NY
March 28, 2016

GP INVESTMENTS ACQUISITION CORPORATION

Balance Sheet

As of December 31, 2015

ASSETS
Current Assets
Cash and cash equivalents	$967,449
Prepaid expenses	7,951

Total Current Assets	975,400
Cash and securities held in Trust Account	172,578,252

TOTAL ASSETS	$173,553,652

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liability—Accounts payable and accrued expenses	$19,968
Deferred underwriting fees	6,037,500

Total Liabilities	6,057,468

Commitments
Ordinary shares subject to possible redemption, 16,242,250 shares at redemption value	162,496,183
Shareholders' Equity
Preferred shares, $0.0001 par value; 20,000,000 authorized, none issued and outstanding	—
Ordinary shares, $0.0001 par value; 400,000,000 shares authorized; 5,320,250 shares issued and outstanding (excluding 16,242,250 shares subject to possible redemption)	532
Additional paid-in capital	5,130,195
Accumulated deficit	(130,726)

Total Shareholders' Equity	5,000,001

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$173,553,652

The accompanying notes are an integral part of the financial statements.

GP INVESTMENTS ACQUISITION CORPORATION

Statement of Operations

For the Period from January 28, 2015 (inception) through December 31, 2015

Operating costs	$208,978

Loss from operations	(208,978)

Other income:
Interest income	78,252

Net Loss	$(130,726)

Weighted average shares outstanding, basic and diluted	4,761,628

Basic and diluted net loss per common share	$(0.03)

The accompanying notes are an integral part of the financial statements.

GP INVESTMENTS ACQUISITION CORPORATION

Statement of Changes in Shareholders' Equity

For the period from January 28, 2015 (inception) through December 31, 2015

	Ordinary Shares
			Additional Paid-in Capital	Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount
Balance at January 27, 2015 (Inception)	—	$—	$—	$—	$—
Ordinary shares issued to initial shareholder	4,312,500	431	24,569	—	25,000
Sale of 15,000,000 Units, net of underwriters discount and offering expenses	15,000,000	1,500	140,387,910	—	140,389,410
Sale of 2,250,000 over-allotment Units to underwriters, net of underwriters discount	2,250,000	225	21,149,775	—	21,150,000
Sale of 6,062,500 Private Placement Warrants	—	—	6,062,500	—	6,062,500
Ordinary shares subject to redemption	(16,242,250)	(1,624)	(162,494,559)	—	(162,496,183)
Net loss	—	—	—	(130,726)	(130,726)

Balance—December 31, 2015	5,320,250	$532	$5,130,195	$(130,726)	$5,000,001

The accompanying notes are an integral part of the financial statements.

GP INVESTMENTS ACQUISITION CORPORATION

Statement of Cash Flows

For the period from January 28, 2015 (inception) through December 31, 2015

Cash Flows from Operating Activities:
Net loss	$(130,726)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned on Trust Account	(78,252)
Changes in operating assets and liabilities:
Prepaid expenses	(7,951)
Accounts payable and accrued expenses	19,968

Net cash used in operating activities	(196,961)

Cash Flows from Investing Activities:
Investment of cash and securities held in trust	(172,500,000)

Net cash used in investing activities	(172,500,000)

Cash Flows from Financing Activities:
Proceeds from issuance of ordinary shares to initial shareholder	25,000
Proceeds from sale of Units, net of underwriting discounts paid	146,250,000
Proceeds from sale of Private Placement Warrants	6,062,500
Proceeds from sale of over-allotment Units, net of underwriting discounts paid	21,937,500
Payment of offering costs	(525,590)
Proceeds from related party advances	1,321
Repayment of related party advances	(86,321)
Proceeds from related party promissory notes	100,000
Repayment of related party promissory notes	(100,000)

Net cash provided by financing activities	173,664,410

Net Change in Cash and Cash Equivalents	967,449
Cash and Cash Equivalents—Beginning	—

Cash and Cash Equivalents—Ending	$967,449

Non-cash investing and financing activities:
Payment of offering costs and operational costs pursuant to related party advances	$85,000

Deferred underwriting fees	$6,037,500

The accompanying notes are an integral part of the financial statements.

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

        GP Investments Acquisition Corp. (the "Company") is a blank check company incorporated in the Cayman Islands on January 28, 2015. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses that the Company has not yet identified ("Business Combination").

        At December 31, 2015, the Company had not yet commenced operations. All activity through December 31, 2015 related to the Company's formation, its Initial Public Offering (as defined below), which is described below, and identifying a target company for a Business Combination.

        The registration statement for the Company's initial public offering (the "Initial Public Offering") was declared effective on May 19, 2015. On May 26, 2015, the Company consummated the Initial Public Offering of 17,250,000 units ("Units"), which included the exercise by the underwriters of their entire over-allotment option in the amount of 2,250,000 Units, at $10.00 per Unit, generating gross proceeds of $172,500,000, which is described in Note 3.

        Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 6,062,500 warrants (the "Private Placement Warrants") at a price of $1.00 per warrant in a private placement to the Company's sponsor, GPIC Ltd, a Bermuda company ("Sponsor"), generating gross proceeds of $6,062,500, which is described in Note 4.

        Transaction costs amounted to $10,960,590, consisting of $4,312,500 of underwriting fees, $6,037,500 of deferred underwriting fees (which are held in the Trust Account (defined below)) and $610,590 of Initial Public Offering costs. In addition, at December 31, 2015, $967,449 of cash was held outside of the Trust Account and was available for working capital purposes

        Following the closing of the Initial Public Offering, an amount of $172,500,000 ($10.00 per share) from the net proceeds of the sale of the Units in the Initial Public Offering and the Private Placement Warrants was placed in a trust account ("Trust Account") and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the "1940 Act"), with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of paragraphs (c)(2), (c)(3) and (c)(4) of Rule 2a-7 of the 1940 Act, as determined by the Company, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the Trust Account as described below.

        The Company's management has broad discretion with respect to the specific application of the net proceeds of its Initial Public Offering and Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company's Units are listed on the Nasdaq Capital Market ("NASDAQ"). Pursuant to the NASDAQ listing rules, the Company's Business Combination must be with a target business or businesses whose collective fair market value is equal to at least 80% of the balance in the Trust Account at the time of the execution of a definitive agreement for such Business Combination. There is no assurance that the Company will be able to successfully effect a Business Combination.

        The Company will provide its shareholders with the opportunity to redeem all or a portion of their shares included in the Units sold in the Initial Public Offering (the "Public Shares") upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The per-share price of the Public Shares to be redeemed (initially $10.00 per share), payable in cash, will be equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of a Business Combination,

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (Continued)

including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its income and franchise tax obligations, divided by the number of then outstanding Public Shares. The per-share amount to be distributed to shareholders who redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriter (as discussed in Note 6). There will be no redemption rights upon the completion of a Business Combination with respect to the Company's warrants. However, in no event will the Company redeem its Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001. The Company's initial shareholders have agreed to waive their redemption rights with respect to the founder shares (as defined in Note 5) and Public Shares in connection with the completion of a Business Combination. If a shareholder vote is not required by law and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association, conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission ("SEC"), and file tender offer documents with the SEC prior to completing a Business Combination. If, however, a shareholder approval of the transaction is required by law, or the Company decides to obtain shareholder approval for business or other legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks shareholder approval, it will complete a Business Combination only if a majority of the outstanding ordinary shares voted are voted in favor of the Business Combination. If the Company seeks shareholder approval in connection with a Business Combination, the initial shareholders have agreed to vote their founder shares and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. Additionally, each shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction.

        If the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions in connection with a Business Combination pursuant to the tender offer rules, the Company's Amended and Restated Memorandum and Articles of Association provides that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a "group" (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), will be restricted from redeeming its shares with respect to more than an aggregate of 20% of the shares sold in the Initial Public Offering ("Excess Shares"). However, the Company would not be restricting the shareholders' ability to vote all of their shares (including Excess Shares) for or against a Business Combination.

        If the Company is unable to complete a Business Combination within 24 months from the closing of the Initial Public Offering (the "Combination Period"), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its income and franchise tax obligations (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public shareholders' rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the Company's board of directors, proceed to commence a voluntary liquidation and thereby a formal dissolution of the Company, subject in each case to its obligations to provide for claims of creditors and the requirements of the laws of the Cayman Islands and other applicable law. There will be no redemption rights or liquidating distributions with respect to

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (Continued)

the Company's Warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

        The initial shareholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to the founder shares if the Company fails to complete a Business Combination during the Combination Period. However, if the initial shareholders acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriter has agreed to waive its rights to the deferred underwriting commission held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Company's Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the $10.00 per share initially held in the Trust Account. In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under the Company's indemnity of the underwriter of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

        The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and pursuant to the rules of the Securities and Exchange Commission ("SEC").

Emerging growth company

        The Company is an "emerging growth company," as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart our Business Startups Act of 2012, (the "JOBS Act"), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

        Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company's financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used

Use of estimates

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

        Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future events. Accordingly, the actual results could differ significantly from those estimates.

Cash and cash equivalents

        The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2015.

Cash and securities held in Trust Account

        At December 31, 2015, the assets held in the Trust Account were held in cash and U.S. Treasury Bills and are classified as trading securities.

Ordinary share subject to possible redemption

        The Company accounts for its ordinary shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification ("ASC") Topic 480 "Distinguishing Liabilities from Equity." Ordinary shares subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company's control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders' equity. The Company's ordinary shares feature certain redemption rights that are considered to be outside of the Company's control and subject to occurrence of uncertain future events. Accordingly, at December 31, 2015, the ordinary shares subject to possible redemption in the amount of $162,496,183 (or 16,242,250 shares) are presented as temporary equity, outside of the shareholders' equity section of the Company's balance sheet.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Offering costs

        Offering costs consist principally of legal, accounting and underwriting costs that were directly related to the Initial Public Offering. Offering costs amounting to $10,960,590 were charged to shareholder's equity upon completion of the Initial Public Offering.

Income taxes

        The Company complies with the accounting and reporting requirements of ASC Topic 740, "Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

        ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company's management determined that the Cayman Islands is the Company's only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of December 31, 2015, there were no amounts accrued for interest and penalties. There were no unrecognized tax benefits as of December 31, 2015. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position over the next twelve months.

        The Company may be subject to potential examination by U.S. federal, U.S. states or foreign taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, U.S. state and foreign tax laws.

Net loss per share

        The Company complies with accounting and disclosure requirements of ASC Topic 260, "Earnings Per Share." Net loss per share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period. Ordinary shares subject to possible redemption at December 31, 2015 have been excluded from the calculation of basic loss per share since such shares, if redeemed, only participate in their pro rata share of the Trust Account earnings. At December 31, 2015, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. The Company has not considered the effect of warrants to purchase ordinary shares in the calculation of diluted loss per share, since the exercise of the warrants is contingent upon the occurrence of future events. As a result, diluted loss per share is the same as basic loss per share for the periods presented.

Concentration of credit risk

        Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in a financial institution which, at times may exceed the Federal depository insurance coverage of $250,000. At December 31, 2015, the Company had not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair value of financial instruments

        The fair value of the Company's assets and liabilities, which qualify as financial instruments under ASC Topic 820, "Fair Value Measurements and Disclosures" ("ASC 820"), approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

Recent Accounting Pronouncements

        Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company's financial statements.

NOTE 3. INITIAL PUBLIC OFFERING

        On May 26, 2015, the Company sold 15,000,000 Units at a purchase price of $10.00 per Unit. In addition, as a result of the underwriters election to exercise their entire over-allotment option, the Company sold an additional 2,250,000 Units to the underwriters at a purchase price of $10.00 per Unit. Each Unit consists of one ordinary share and one-half of one warrant ("Public Warrant"). Each whole Public Warrant entitles the holder to purchase one ordinary share at a price of $11.50 per share (see Note 7).

NOTE 4. PRIVATE PLACEMENT

        Simultaneously with the Initial Public Offering, the Sponsor purchased an aggregate of 6,062,500 Private Placement Warrants at a purchase price of $1.00 per warrant in a private placement. Each Private Placement Warrant is exercisable to purchase one ordinary share at $11.50 per share. The proceeds from the Private Placement Warrants were added to the net proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds of the sale of the Private Placement Warrants will be used to fund the redemption of the Company's Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless. There will be no redemption rights or liquidating distributions with respect to the Private Placement Warrants.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

        On March 2, 2015, the Company issued 4,312,500 ordinary shares to GPIAC, LLC, a company whose sole member is the Sponsor (the "founder shares"), for an aggregate purchase price of $25,000. The 4,312,500 founder shares included an aggregate of up to 562,500 shares subject to forfeiture by the initial shareholders (or their permitted transferees) on a pro rata basis depending on the extent to which the underwriter's over-allotment was exercised. As a result of the underwriter's election to exercise its full over-allotment option to purchase 2,250,000 Units on May 26, 2015 (see Note 6), 562,500 founder shares were no longer subject to forfeiture. The founder shares are identical to the Public Shares included in the Units sold in the Initial Public Offering, except that (1) the founder shares are subject to certain transfer restrictions, as described in more detail below, and (2) the initial shareholders have agreed (i) to waive their redemption rights with respect to the founder shares and Public Shares purchased during or after the Initial Public Offering in connection with the completion of a Business Combination and (ii) to waive their rights to liquidating distributions from the Trust Account with respect to the founder shares if the Company fails to complete a Business Combination within the Combination Period.

NOTE 5. RELATED PARTY TRANSACTIONS (Continued)

Administrative Services Fee

        Commencing on May 19, 2015, the Company has agreed to pay an affiliate of the Sponsor a monthly fee of $10,000 for general and administrative services. For the period ended December 31, 2015, the Company incurred $80,000 of administrative service fees, of which $10,000 is payable and included in accounts payable and accrued expenses in the accompanying balance sheet as of December 31, 2015.

Related Party Advances

        As of May 26, 2015, the Sponsor advanced an aggregate of $86,321, of which $85,000 was paid directly to the Company's vendors for costs associated with the Initial Public Offering. The advances were non-interest bearing, unsecured and due on demand. The advances were repaid upon the consummation of the Initial Public Offering.

Promissory Notes—Related Party

        The Company entered into a promissory note with the Sponsor, pursuant to which the Sponsor loaned the Company $100,000 ("Promissory Note") to be used for the payment of costs associated with the Initial Public Offering. The Promissory Note was non-interest bearing, unsecured and due on the earlier of December 31, 2015 or the closing of the Initial Public Offering. The Promissory Note was repaid upon the consummation of the Initial Public Offering.

        In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company's officers and directors may, but are not obligated to, loan the Company funds as may be required ("Working Capital Loans"). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds held in the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Up to $1,000,000 of Working Capital Loans may be convertible into warrants of the post business combination entity at a price of $1.00 per warrant at the option of the lender. Such warrants would be identical to the Private Placement Warrants. The terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to the Working Capital Loans.

NOTE 6. COMMITMENTS

Registration Rights

        Pursuant to a registration rights agreement entered into on May 19, 2015 with the holders of the founder shares, Private Placement Warrants and Warrants, the holders of the majority of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities and shares that may be issued upon conversion of the Private Placement Warrants, Warrants and Working Capital Loans. In addition, the holders have certain "piggy-back" registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective

NOTE 6. COMMITMENTS (Continued)

until termination of the applicable Lock-Up Period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

        The Company granted the underwriters a 45-day option to purchase up to 2,250,000 additional Units to cover over-allotments at the Initial Public Offering price. On May 26, 2015, simultaneously with the consummation of the Initial Public Offering, the underwriters elected to exercise their over-allotment option to purchase 2,250,000 Units at a purchase price of $10.00 per share.

        The underwriters are entitled to an underwriting discount of 6.0%, of which two and one-half percent (2.5%), or $4,312,500, was paid in cash at the closing of the Initial Public Offering on May 26, 2015, and up to three and one-half percent (3.5%), or $6,037,500, has been deferred. The deferred fee is payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

NOTE 7. SHAREHOLDERS' EQUITY

        Preferred Shares—The Company is authorized to issue 20,000,000 preferred shares with a par value of $0.0001 per share in one or more series. The Company's board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. At December 31, 2015, there are no preferred shares designated, issued or outstanding.

        Ordinary Shares—On May 7, 2015, the Company filed an Amended and Restated Memorandum and Articles of Association increasing the number of authorized ordinary shares from 100,000,000 shares to 400,000,000 shares. The Company's ordinary shares have a par value of $0.0001 per share. Holders of the Company's ordinary shares are entitled to one vote for each share. At December 31, 2015, there were 5,320,250 ordinary shares issued and outstanding (excluding 16,242,250 ordinary shares subject to possible redemption).

        Warrants—Public Warrants may only be exercised for a whole number of ordinary shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the ordinary shares issuable upon exercise of the Public Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Public Warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

        The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the ordinary shares issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be non-redeemable so long as they are held by the initial purchasers or such purchasers' permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or such purchasers' permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

NOTE 7. SHAREHOLDERS' EQUITY (Continued)

        The exercise price and number of ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. Accordingly, the warrants may expire worthless.

NOTE 8. INCOME TAX

        The domestic and foreign components of loss before income taxes for the period from January 28, 2015 (inception) to December 31, 2015 is as follows:

For the Period From January 28, 2015 (inception) to December 31, 2015
Domestic	$—
Foreign	(130,726)

Loss from operations before income taxes	$(130,726)

        The Company's tax provision is zero because the Company is organized in the Cayman Islands with no connection to any other taxable jurisdiction. As such, the Company has no deferred tax assets. The Company is considered to be an exempted Cayman Islands Company, and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States.

        A reconciliation of the statutory United States federal income tax rate to the Company's effective tax is as follows:

For the Period from January 28, 2015 (inception) to December 31, 2015
Statutory federal income tax rate	34.0%
Income and expenses not subject to US taxation	(34.0)%

Income tax provision (benefit)	0.0%

NOTE 9. FAIR VALUE MEASUREMENTS

        The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

        The fair value of the Company's financial assets and liabilities reflects management's estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify

NOTE 9. FAIR VALUE MEASUREMENTS (Continued)

assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2:
Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.
Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

        The following table presents information about the Company's assets that are measured at fair value on a recurring basis at December 31, 2015 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	December 31, 2015
Assets:
Cash and securities held in Trust Account	1	$172,578,252

NOTE 10. SUBSEQUENT EVENTS

        The Company evaluates subsequent events and transactions that occur after the balance sheet date up to the date that the financial statements were issued for potential recognition or disclosure. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

GP INVESTMENTS ACQUISITION CORPORATION

Condensed Financial Statements as of March 31, 2016
and for the Three Months ended March 31, 2016

GP INVESTMENTS ACQUISITION CORP.

Condensed Balance Sheets

	March 31, 2016	December 31, 2015
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$871,920	$967,449
Prepaid expenses	83,573	7,951

Total Current Assets	955,493	975,400
Cash and marketable securities held in Trust Account	172,842,770	172,578,252

TOTAL ASSETS	$173,798,263	$173,553,652

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities—Accounts payable and accrued expenses	$1,066,973	$19,968
Deferred underwriting fees	6,037,500	6,037,500

Total Liabilities	7,104,473	6,057,468

Commitments and Contingencies
Ordinary shares subject to possible redemption, 16,137,312 and 16,242,250 shares at redemption value as of March 31, 2016 and December 31, 2015, respectively	161,693,789	162,496,183
Shareholders' Equity
Preferred shares, $0.0001 par value; 20,000,000 authorized, none issued and outstanding	—	—
Ordinary shares, $0.0001 par value; 400,000,000 shares authorized; 5,425,188 and 5,320,250 shares issued and outstanding (excluding 16,137,312 and 16,242,250 shares subject to possible redemption) as of March 31, 2016 and December 31, 2015, respectively	542	532
Additional paid-in capital	5,932,579	5,130,195
Accumulated deficit	(933,120)	(130,726)

Total Shareholders' Equity	5,000,001	5,000,001

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$173,798,263	$173,553,652

The accompanying notes are an integral part of the condensed financial statements.

GP INVESTMENTS ACQUISITION CORP.

Condensed Statements of Operations

(Unaudited)

	Three Months Ended March 31,
	2016	2015
Operating costs	$1,066,912	$9,351

Loss from operations	(1,066,912)	(9,351)
Other income:
Interest income	161,227	—
Unrealized gain on marketable securities held in Trust Account	103,291	—

Net Loss	$(802,394)	$(9,351)

Weighted average shares outstanding, basic and diluted(1)	5,320,250	3,750,000

Basic and diluted net loss per common share	$(0.15)	$(0.00)

(1)
Excludes an aggregate of up to 16,137,312 and 0 shares subject to redemption at March 31, 2016 and 2015, respectively, and an aggregate of 0 and 562,500 shares held by the initial shareholders at March 31, 2016 and 2015, respectively, that were subject to forfeiture to the extent that the underwriter's over-allotment was not exercised in full (see Note 5).

The accompanying notes are an integral part of the condensed financial statements.

GP INVESTMENTS ACQUISITION CORP.

Condensed Statements of Cash Flows

(Unaudited)

	Three Months Ended March 31,
	2016	2015
Net loss	$(802,394)	$(9,351)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned on Trust Account	(161,227)	—
Unrealized gain on marketable securities held in Trust Account	(103,291)	—
Changes in operating assets and liabilities:
Prepaid expenses	(75,622)	—
Accounts payable and accrued expenses	1,047,005	8,000

Net cash used in operating activities	(95,529)	(1,351)

Cash Flows from Financing Activities:
Proceeds from issuance of ordinary shares to initial shareholders	—	25,000
Payment of offering costs	—	(26,375)
Proceeds from related party advances	—	1,321
Proceeds from related party promissory notes	—	100,000

Net cash provided by financing activities	—	99,946

Net Change in Cash and Cash Equivalents	(95,529)	98,595
Cash and Cash Equivalents—Beginning	967,449	—

Cash and Cash Equivalents—Ending	$871,920	$98,595

Non-cash investing and financing activities:
Change in value of ordinary shares subject to possible redemption	$(802,394)	$—

Offering costs included in accrued offering cost	$—	$232,000

Payment of offering costs and operational costs pursuant to related party advances	$—	$15,000

The accompanying notes are an integral part of the condensed financial statements.

GP INVESTMENTS ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

MARCH 31, 2016

(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

        GP Investments Acquisition Corp. (the "Company") is a blank check company incorporated in the Cayman Islands on January 28, 2015. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses ("Business Combination").

        At March 31, 2016, the Company had not yet commenced operations. All activity through March 31, 2016 related to the Company's formation, its Initial Public Offering (as defined below), which is described below, and identifying a target company for a Business Combination.

        The registration statement for the Company's initial public offering (the "Initial Public Offering") was declared effective on May 19, 2015. On May 26, 2015, the Company consummated the Initial Public Offering of 17,250,000 units ("Units"), which included the exercise by the underwriters of their entire overallotment option in the amount of 2,250,000 Units, at $10.00 per Unit, generating gross proceeds of $172,500,000. The Initial Public Offering is further described in Note 3.

        Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 6,062,500 warrants (the "Private Placement Warrants") at a price of $1.00 per warrant in a private placement to the Company's sponsor, GPIC Ltd, a Bermuda company ("Sponsor"), generating gross proceeds of $6,062,500. The sale of Private Placement Warrants is further described in Note 4.

        Transaction costs amounted to $10,960,590, consisting of $4,312,500 of underwriting fees, $6,037,500 of deferred underwriting fees (which are held in the Trust Account (defined below)) and $610,590 of Initial Public Offering costs. In addition, at March 31, 2016, $871,920 of cash was held outside of the Trust Account and was available for working capital purposes.

        Following the closing of the Initial Public Offering, an amount of $172,500,000 ($10.00 per share) from the net proceeds of the sale of the Units in the Initial Public Offering and the Private Placement Warrants was placed in a trust account ("Trust Account") and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the "1940 Act"), with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of paragraphs (c)(2), (c)(3) and (c)(4) of Rule 2a-7 of the 1940 Act, as determined by the Company, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the Trust Account as described below.

        The Company's management has broad discretion with respect to the specific application of the net proceeds of its Initial Public Offering and Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company's Units are listed on the Nasdaq Capital Market ("NASDAQ"). Pursuant to the NASDAQ listing rules, the Company's Business Combination must be with a target business or businesses whose collective fair market value is equal to at least 80% of the balance in the Trust Account at the time of the execution of a definitive agreement for such Business Combination. There is no assurance that the Company will be able to successfully effect a Business Combination.

        The Company will provide its shareholders with the opportunity to redeem all or a portion of their shares included in the Units sold in the Initial Public Offering (the "Public Shares") upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to

GP INVESTMENTS ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2016

(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (Continued)

approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The per-share price of the Public Shares to be redeemed (initially $10.00 per share), payable in cash, will be equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of a Business Combination, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its income and franchise tax obligations, divided by the number of then outstanding Public Shares. The per-share amount to be distributed to shareholders who redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriter (as discussed in Note 6). There will be no redemption rights upon the completion of a Business Combination with respect to the Company's warrants. However, in no event will the Company redeem its Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001. The Company's initial shareholders have agreed to waive their redemption rights with respect to the founder shares (as defined in Note 5) and Public Shares in connection with the completion of a Business Combination. If a shareholder vote is not required by law and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association, conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission ("SEC"), and file tender offer documents with the SEC prior to completing a Business Combination. If, however, a shareholder approval of the transaction is required by law, or the Company decides to obtain shareholder approval for business or other legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks shareholder approval, it will complete a Business Combination only if a majority of the outstanding ordinary shares voted are voted in favor of the Business Combination. If the Company seeks shareholder approval in connection with a Business Combination, the initial shareholders have agreed to vote their founder shares and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. Additionally, each shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction.

        If the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions in connection with a Business Combination pursuant to the tender offer rules, the Company's Amended and Restated Memorandum and Articles of Association provides that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a "group" (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), will be restricted from redeeming its shares with respect to more than an aggregate of 20% of the shares sold in the Initial Public Offering ("Excess Shares"). However, the Company would not be restricting the shareholders' ability to vote all of their shares (including Excess Shares) for or against a Business Combination.

        If the Company is unable to complete a Business Combination within 24 months from the closing of the Initial Public Offering (the "Combination Period"), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in

GP INVESTMENTS ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2016

(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (Continued)

the Trust Account and not previously released to the Company to pay its income and franchise tax obligations (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public shareholders' rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the Company's board of directors, proceed to commence a voluntary liquidation and thereby a formal dissolution of the Company, subject in each case to its obligations to provide for claims of creditors and the requirements of the laws of the Cayman Islands and other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company's Warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

        The initial shareholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to the founder shares if the Company fails to complete a Business Combination during the Combination Period. However, if the initial shareholders acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriter has agreed to waive its rights to the deferred underwriting commission held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Company's Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the $10.00 per share initially held in the Trust Account. In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under the Company's indemnity of the underwriter of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims.

        The Company has principally financed its operations from inception using proceeds from the sale of its equity securities to its initial shareholders and proceeds from the Initial Public Offering. As of March 31, 2016, the Company had $871,920 in its operating account. Interest earned on the Trust Account balance through March 31, 2016 available to be released to the Company amounted to approximately $239,000. In May 2016, the Sponsor committed to provide loans to the Company up to an aggregate of $500,000, of which no amounts were outstanding as of March 31, 2016 (see Note 5). Based on the foregoing, the Company believes it will have sufficient cash to meet its needs through the earlier of consummation of a Business Combination or May 26, 2017, the date the Company's liquidation will be triggered if a Business Combination is not consummated.

GP INVESTMENTS ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2016

(Unaudited)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

        The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for interim financial information and in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting.

        Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

        The accompanying unaudited condensed financial statements should be read in conjunction with the Company's Annual Report on Form 10-K for the year ended December 31, 2015 as filed with the SEC, which contains the audited financial statements and notes thereto. The financial information as of December 31, 2015 is derived from the audited financial statements presented in the Company's Annual Report on Form 10-K for the year ended December 31, 2015. The interim results for the three months ended March 31, 2016 are not necessarily indicative of the results to be expected for the year ending December 31, 2016 or for any future interim periods.

Emerging growth company

        The Company is an "emerging growth company," as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, (the "JOBS Act"), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

        Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company's financial statements with another public

GP INVESTMENTS ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2016

(Unaudited)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of estimates

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

        Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future events. Accordingly, the actual results could differ significantly from those estimates.

Cash and cash equivalents

        The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of March 31, 2016.

Cash and marketable securities held in Trust Account

        The amounts held in the Trust Account represent substantially all of the proceeds of the Initial Public Offering and are classified as restricted assets since such amounts can only be used by the Company in connection with the consummation of a Business Combination. As of March 31, 2016, cash and marketable securities held in the Trust Account consisted of $172,842,770 in United States Treasury Bills with a maturity date of 180 days or less.

Ordinary shares subject to possible redemption

        The Company accounts for its ordinary shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification ("ASC") Topic 480 "Distinguishing Liabilities from Equity." Ordinary shares subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company's control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders' equity. The Company's ordinary shares feature certain redemption rights that are considered to be outside of the Company's control and subject to occurrence of uncertain future events. Accordingly, at March 31, 2016, the ordinary shares subject to possible redemption are presented as temporary equity, outside of the shareholders' equity section of the Company's balance sheet.

GP INVESTMENTS ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2016

(Unaudited)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes

        The Company complies with the accounting and reporting requirements of ASC Topic 740, "Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

        ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company's management determined that the Cayman Islands is the Company's only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of December 31, 2015, there were no amounts accrued for interest and penalties. There were no unrecognized tax benefits as of December 31, 2015. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position over the next twelve months.

        The Company may be subject to potential examination by U.S. federal, U.S. states or foreign taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, U.S. state and foreign tax laws.

Net loss per share

        The Company complies with accounting and disclosure requirements of ASC Topic 260, "Earnings Per Share." Net loss per share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period. Ordinary shares subject to possible redemption at March 31, 2016 have been excluded from the calculation of basic loss per share since such shares, if redeemed, only participate in their pro rata share of the Trust Account earnings. Weighted average shares as of March 31, 2015 were reduced for the effect of an aggregate of 562,500 ordinary shares that were subject to forfeiture if the over-allotment option was not exercised by the underwriters. The Company has not considered the effect of warrants to purchase ordinary shares in the calculation of diluted loss per share, since the exercise of the warrants is contingent upon the occurrence of future events. As a result, diluted loss per share is the same as basic loss per share for the periods presented.

Concentration of credit risk

        Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in a financial institution which, at times may exceed the Federal depository insurance coverage of $250,000. At March 31, 2016, the Company had not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

GP INVESTMENTS ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2016

(Unaudited)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair value of financial instruments

        The fair value of the Company's assets and liabilities, which qualify as financial instruments under ASC Topic 820, "Fair Value Measurements and Disclosures," approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature.

Recent Accounting Pronouncements

        Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company's financial statements.

NOTE 3. INITIAL PUBLIC OFFERING

        On May 26, 2015, the Company sold 15,000,000 Units at a purchase price of $10.00 per Unit. In addition, as a result of the underwriters election to exercise their entire over-allotment option, the Company sold an additional 2,250,000 Units to the underwriters at a purchase price of $10.00 per Unit. Each Unit consists of one ordinary share and one-half of one warrant ("Public Warrant"). Each whole Public Warrant entitles the holder to purchase one ordinary share at a price of $11.50 per share (see Note 7).

NOTE 4. PRIVATE PLACEMENT

        Simultaneously with the Initial Public Offering, the Sponsor purchased an aggregate of 6,062,500 Private Placement Warrants at a purchase price of $1.00 per warrant in a private placement. Each Private Placement Warrant is exercisable to purchase one ordinary share at $11.50 per share. The proceeds from the Private Placement Warrants were added to the net proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds of the sale of the Private Placement Warrants will be used to fund the redemption of the Company's Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless. There will be no redemption rights or liquidating distributions with respect to the Private Placement Warrants.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

        On March 2, 2015, the Company issued 4,312,500 ordinary shares to GPIAC, LLC, a company whose sole member is the Sponsor (the "founder shares"), for an aggregate purchase price of $25,000. The 4,312,500 founder shares included an aggregate of up to 562,500 shares subject to forfeiture by the initial shareholders (or their permitted transferees) on a pro rata basis depending on the extent to which the underwriter's over-allotment was exercised. As a result of the underwriter's election to exercise its full over-allotment option to purchase 2,250,000 Units on May 26, 2015 (see Note 6), 562,500 founder shares were no longer subject to forfeiture. The founder shares are identical to the Public Shares included in the Units sold in the Initial Public Offering, except that (1) the founder

GP INVESTMENTS ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2016

(Unaudited)

NOTE 5. RELATED PARTY TRANSACTIONS (Continued)

shares are subject to certain transfer restrictions and (2) the initial shareholders have agreed (i) to waive their redemption rights with respect to the founder shares and Public Shares purchased during or after the Initial Public Offering in connection with the completion of a Business Combination and (ii) to waive their rights to liquidating distributions from the Trust Account with respect to the founder shares if the Company fails to complete a Business Combination within the Combination Period.

Administrative Services Agreement

        Commencing on May 19, 2015, the Company has agreed to pay an affiliate of the Sponsor a monthly fee of $10,000 for general and administrative services. For the three months ended March 31, 2016, the Company incurred $30,000 of administrative service fees, of which $10,000 is payable and included in accounts payable and accrued expenses in the accompanying balance sheet as of March 31, 2016.

Related Party Loans

        In May 2016, the Sponsor committed to provide loans to the Company up to an aggregate of $500,000 in order to finance transaction costs in connection with a Business Combination. The loans will be non-interest bearing, unsecured and will only be repaid upon the completion of a Business Combination. As of March 31, 2016, no amounts were outstanding under the loans.

        Other than as described above, the Sponsor or an affiliate of the Sponsor or certain of the Company's officers and directors may, but are not obligated to, loan the Company additional funds as may be required ("Working Capital Loans"). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds held in the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account.

        In the event that a Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Up to $1,000,000 of Working Capital Loans may be convertible into warrants of the post business combination entity at a price of $1.00 per warrant at the option of the lender. Such warrants would be identical to the Private Placement Warrants. The terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to the Working Capital Loans.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Contingent Transaction Fee Arrangements

        The Company has entered into fee arrangements with certain service providers and advisors pursuant to which certain fees incurred by the Company in connection with a potential Business Combination will be deferred and become payable only if the Company consummates such potential Business Combination. If the potential Business Combination does not occur, the Company will not be required to pay these contingent fees. As of March 31, 2016, the amount of these contingent fees was

GP INVESTMENTS ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2016

(Unaudited)

NOTE 6. COMMITMENTS AND CONTINGENCIES (Continued)

approximately $1,881,000. To the extent the potential Business Combination is consummated, the Company anticipates incurring a significant amount of additional costs. There can be no assurances that the Company will complete this or any other Business Combination.

Committed Transaction Fee Arrangements

        In connection with the Merger discussed in Note 9, the Company has entered into commitments to pay certain creditors and advisors fees to be incurred by the Company in connection with the Merger. As of March 31, 2016, such fees have not been incurred and will become due and payable only if the Company consummates the Merger. If the Merger does not occur, the Company will not be required to pay these fees. As of March 31, 2016, the amount of the fees committed to be paid by the Company was approximately $16,894,000.

Registration Rights

        Pursuant to a registration rights agreement entered into on May 19, 2015 with the holders of the founder shares, Private Placement Warrants and Warrants, the holders of the majority of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities and shares that may be issued upon conversion of the Private Placement Warrants, Warrants and Working Capital Loans, if any. In addition, the holders have certain "piggy-back" registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable Lock-Up Period (as defined in the registration rights agreement). The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

        The underwriters are entitled to an underwriting discount of 6.0%, of which two and one-half percent (2.5%), or $4,312,500, was paid in cash at the closing of the Initial Public Offering on May 26, 2015, and up to three and one-half percent (3.5%), or $6,037,500, has been deferred. The deferred fee is payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

NOTE 7. SHAREHOLDERS'EQUITY

        Preferred Shares—The Company is authorized to issue 20,000,000 preferred shares with a par value of $0.0001 per share in one or more series. The Company's board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. At March 31, 2016, there are no preferred shares designated, issued or outstanding.

GP INVESTMENTS ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2016

(Unaudited)

NOTE 7. SHAREHOLDERS'EQUITY (Continued)

        Ordinary Shares—The Company is authorized to issue up to 400,000,000 ordinary shares. The Company's ordinary shares have a par value of $0.0001 per share. Holders of the Company's ordinary shares are entitled to one vote for each share. At March 31, 2016, there were 5,342,742 ordinary shares issued and outstanding (excluding 16,137,312 ordinary shares subject to possible redemption).

        Warrants—Public Warrants may only be exercised for a whole number of ordinary shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the ordinary shares issuable upon exercise of the Public Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Public Warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

        The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the ordinary shares issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions.

        Additionally, the Private Placement Warrants will be non-redeemable so long as they are held by the initial purchasers or such purchasers' permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or such purchasers' permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

        The exercise price and number of ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. Accordingly, the warrants may expire worthless.

NOTE 8. FAIR VALUE MEASUREMENTS

        The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

        The fair value of the Company's financial assets and liabilities reflects management's estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify

GP INVESTMENTS ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2016

(Unaudited)

NOTE 8. FAIR VALUE MEASUREMENTS (Continued)

assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2:
Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.
Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

        The following table presents information about the Company's assets that are measured at fair value on a recurring basis at March 31, 2016 and December 31, 2015, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	March 31, 2016	December 31, 2015
Assets:
Cash and marketable securities held in Trust Account	1	$172,842,770	$172,578,252

NOTE 9. SUBSEQUENT EVENTS

        The Company evaluates subsequent events and transactions that occur after the balance sheet date up to the date that the financial statements were issued for potential recognition or disclosure. Other than as described below and in Note 5, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

Merger Agreement

        On April 19, 2016, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Let's Go Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Company ("Merger Sub"), WKI Holding Company, Inc., a Delaware corporation ("WKI"), and, solely in its capacity as the initial Holder Representative thereunder, WKI Group, LLC, a Delaware limited liability company ("Holder Representative"). WKI is the parent company of World Kitchen, LLC, a leading multinational manufacturer and marketer of houseware products whose portfolio of brands includes Corelle, Pyrex, CorningWare and Snapware, among others.

        The Merger Agreement provides that, among other things and in accordance with the terms and subject to the conditions thereof, Merger Sub will merge with and into WKI (the "Merger") with WKI continuing as the surviving corporation and a wholly-owned subsidiary of the Company. Prior to the Merger, the Company shall domesticate as a Delaware corporation. On April 19, 2016, following

GP INVESTMENTS ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2016

(Unaudited)

NOTE 9. SUBSEQUENT EVENTS (Continued)

execution and delivery of the Merger Agreement, WKI delivered irrevocable written consents executed by WKI stockholders holding sufficient shares of WKI common stock to approve the Merger Agreement and the Merger.

        The aggregate purchase price is $500,000,000, as adjusted in accordance with the terms of the Merger Agreement (the "Merger Consideration"). The Company will pay the Merger Consideration seventy-five percent (75%) in cash and twenty-five percent (25%) in newly issued shares of the Company's common stock based on a per share issue price of $10.00 per share.

        At the effective time of the Merger (the "Effective Time"), (i) each outstanding share of WKI common stock that is issued and outstanding immediately prior to the Effective Time and (ii) whether vested or unvested, each (A) Time-Based Option, (B) Performance-Based Option (assuming attainment of full performance targets) and (C) SAR (in each case, as defined in the Merger Agreement), granted for compensatory purposes to a WKI employee or outside WKI director or other service provider under a WKI Incentive Plan (as defined in the Merger Agreement) will automatically be cancelled and converted into the right to receive the applicable portion of the Merger Consideration as more particularly set forth in the Merger Agreement. The Merger Consideration for SARs is payable entirely in cash.

        The cash portion of the Merger Consideration is also subject to (i) a purchase price escrow of $5,000,000 for any post-closing adjustments to the purchase price and (ii) an indemnity escrow for eighteen months from the closing date of $5,000,000 for any indemnification claims by the Company under the Merger Agreement. Any proceeds remaining (i) in the purchase price escrow after completion of the post-closing purchase price adjustment and (ii) in the indemnification escrow after eighteen months, will be distributed to the pre-closing holders of WKI common stock, Time-Based Options, Performance-Based Options and SARs.

        The Company intends to finance the cash portion required for the Merger and related transactions primarily through a combination of cash held in the Trust Account after redemptions (as described herein), proceeds from the Credit Facilities and proceeds from the Equity Financing (in each case, as defined and as described below). However, the Merger Agreement is not conditioned on obtaining the debt financing under the Credit Facilities, the Equity Financing or any other third-party financing.

        In connection with the Merger Agreement, the Company has entered into a debt commitment letter, dated as of April 19, 2016, with Citigroup Global Markets Inc., Bank of Montreal and BMO Capital Markets Corp. (collectively, the "Commitment Parties"), pursuant to which, among other things, the Commitment Parties have committed to provide, in accordance with the terms and subject to the conditions thereof, (i) a $100 million senior secured asset-based revolving credit facility (the "ABL Facility") and (ii) a $250 million senior secured first lien term facility (the "Term Facility" and, together with the ABL Facility, the "Credit Facilities") to Merger Sub. Proceeds of the Term Facility will be used at Closing, together with up to $25 million of proceeds of the ABL Facility, to finance a portion of the Merger Consideration and fees, commissions and expenses in connection therewith. Upon the consummation of the Merger, the post-combination company will assume all of the obligations of the Merger Sub under the Credit Facilities. The Credit Facilities will be guaranteed by the Company, the parent entity of the Merger Sub, and certain of the Company's direct or indirect wholly-owned

GP INVESTMENTS ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2016

(Unaudited)

NOTE 9. SUBSEQUENT EVENTS (Continued)

restricted subsidiaries. The Credit Facilities will be secured by substantially all of the assets of the Merger Sub and such guarantors. The funding of the Credit Facilities is subject to customary conditions, including the negotiation of definitive documentation and other customary closing conditions.

        In connection with the Merger Agreement, the Company has entered into an equity commitment letter, dated April 19, 2016, with the Sponsor, which will provide equity financing by means of purchasing newly issued shares of the Company's common stock based on a per share issue price of $10.00 per share in an aggregate amount of up to $58 million (the "Equity Financing"), of which (i) $50 million is solely for the purpose of providing a portion of the financing for the Merger and (ii) up to an additional $8 million is for use only in certain circumstances, as further described in the Merger Agreement.

        The Company's Board of Directors has unanimously (1) determined that the Merger Agreement and the Merger are fair to and in the best interests of the Company and its shareholders, (2) approved the execution, delivery and performance of the Merger Agreement and (3) resolved to recommend adoption of the Merger Agreement and other related matters by the Company's shareholders.

        Pursuant to the Company's Amended and Restated Memorandum and Articles of Association and in accordance with the terms and subject to the conditions of the Merger Agreement, the Company will provide certain of its shareholders with the opportunity to redeem, contemporaneously with a vote on the Merger, their common shares of the Company for cash equal to their pro rata share of the Trust Account.

        The closing of the Merger is subject to customary closing conditions, including, among others, (1) adoption by the Company's shareholders of the Merger Agreement and approval of certain related matters, including the change in the jurisdiction of incorporation to Delaware and adoption of new governing documents and certain governance and other matters in connection therewith, issuance of shares of the Company's common stock in connection with the Merger, certain approvals required by the rules of NASDAQ, and an incentive equity plan, (2) effectiveness of a registration statement on Form S-4 registering the shares of the Company's common stock to be issued to WKI's stockholders pursuant to the Merger, (3) approval for the listing of such shares on NASDAQ, (4) expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR"), (5) net redemptions of the Company's common shares by its shareholders shall not exceed thirty percent (30%) of the outstanding common shares and the cash available in the Trust Account shall not be less than $122,000,000 (in each case, after giving effect to payments in respect of redemptions) and (6) appointment of the Nominee Director (as defined in the Merger Agreement) to the Company's Board of Directors in accordance with the terms and subject to the conditions of the Merger Agreement and the Stockholder Letter (as defined below).

        The Company has made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants to (1) make required HSR filings and to use its reasonable best efforts to obtain expiration or termination of the waiting period under the HSR, (2) prepare and submit a listing application to NASDAQ and take other related actions required to list the common shares of the Company to be issued in connection with the Merger, (3) use its reasonable

GP INVESTMENTS ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2016

(Unaudited)

NOTE 9. SUBSEQUENT EVENTS (Continued)

best efforts to arrange and obtain the debt financing described above and (4) subject to certain conditions, appoint the Nominee Director to the Company's board of directors, with such appointment to take effect on the first business day after the Closing Date (as defined in the Merger Agreement).

        WKI has made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants to conduct its business in the ordinary course during the period between the execution of the Merger Agreement and the Effective Time.

        The Merger Agreement contains customary non-solicitation restrictions prohibiting (1) WKI and its subsidiaries from initiating, soliciting or otherwise encouraging an Acquisition Proposal (as defined in the Merger Agreement) or conducting discussions or negotiations or entering into a definitive agreement in connection therewith and (2) GPIAC from making any proposal or offer that constitutes a Business Combination Proposal (as defined in the Merger Agreement) or initiating discussions or negotiations or entering into a definitive agreement in connection therewith, provided, that, subject to certain conditions, the Company may take certain actions related to an Acquiror Acquisition Proposal (as defined in the Merger Agreement).

        The Merger Agreement may be terminated at any time prior to the consummation of the Merger (whether before or after the required Company stockholder votes have been obtained) by mutual written consent of the Company and WKI and, in certain other limited circumstances, including if the Merger has not been consummated by September 20, 2016, subject to extension until November 19, 2016 in certain circumstances.

        In connection with the Merger Agreement, and the receipt by certain of WKI's stockholders of shares of the Company's common stock in connection with the Merger, the Company, the Principal Stockholders of WKI and the Lock-up Stockholders of WKI (in each case, as defined in the Merger Agreement) have executed a letter agreement (the "Stockholder Letter"), dated as of April 19, 2016, pursuant to which, among other things, (i) the Principal Stockholders and the Lock-up Stockholders have agreed to certain restrictions regarding the transfer of the shares of the Company's common stock to be received by such persons in connection with the Merger and (ii) the Company has agreed to provide certain registration rights to the Principal Stockholders and the Lock-up Stockholders.

        The Merger will be accounted for as a purchase in accordance with GAAP. Under this method of accounting, the assets (including identifiable intangible assets) and liabilities of WKI as of the effective time of the Merger will be recorded at their respective fair values and added to those of the Company. Any excess of the purchase price over the fair value will be recorded as goodwill.

WKI Holding Company, Inc. and Subsidiaries

Consolidated Financial Statements as of
December 31, 2015 and 2014 and for the Years Ended
December 31, 2015, 2014 and 2013 and
Report of Independent Registered Public Accounting Firm

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
WKI Holding Company, Inc.

        We have audited the accompanying consolidated balance sheets of WKI Holding Company, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2015 and 2014, and the related consolidated statements of operations and comprehensive income (loss), changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2015. Our audits of the consolidated financial statements included the financial statement schedule listed in the index appearing under Item 21(b). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note 2 to the consolidated financial statements, the Company adopted new accounting guidance in 2015 and 2014, related to the presentation of debt issuance costs.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WKI Holding Company Inc. and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Grant Thornton LLP

Chicago, Illinois
March 25, 2016 (except for Note 16, as to which the date is June 21, 2016)

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2015 AND 2014

(In thousands, except share and par value amounts)

	2015	2014
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$43,717	$28,044
Accounts receivable	71,379	71,641
Less allowances	(3,104)	(3,456)

Accounts receivable—net	68,275	68,185
Inventories
Raw materials	13,152	15,426
In-process goods	46,687	46,359
Finished goods	69,805	69,122
Inventory reserves	(2,467)	(1,909)

Total inventories—net	127,177	128,998
Current deferred tax assets	2,513	2,434
Prepaid expenses and other current assets	22,670	21,922

Total current assets	264,352	249,583
OTHER ASSETS:
Non-current deferred tax assets	1,098	1,570
Precious metals	23,532	24,543
Workers' compensation receivable	2,500	3,151
Computer software—net	2,519	2,345
Other assets	2,327	2,384

Total other assets	31,976	33,993
PROPERTY, PLANT, AND EQUIPMENT:
Land	940	940
Buildings	30,499	31,152
Machinery and equipment	268,783	269,412

	300,222	301,504
Less accumulated depreciation	(206,894)	(198,788)

Property, plant, and equipment—net	93,328	102,716
OTHER INTANGIBLE ASSETS—net	41,564	43,943
GOODWILL	55,952	55,952

TOTAL ASSETS	$487,172	$486,187

See notes to consolidated financial statements.

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)

AS OF DECEMBER 31, 2015 AND 2014

(In thousands, except share and par value amounts)

	2015	2014
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$44,418	$56,934
Current portion of long-term debt	3,938	4,621
Other current liabilities:
Wages and employee benefits	23,418	22,311
Trade allowances and deductions	17,649	16,325
Accrued taxes	4,690	2,027
Advertising and promotion	1,653	1,890
Current deferred tax liabilities	80	—
Other accrued expenses	13,044	12,194

Total other current liabilities	60,534	54,747

Total current liabilities	108,890	116,302
LONG-TERM DEBT, LESS CURRENT PORTION	237,349	240,348
PENSION AND POSTEMPLOYMENT BENEFIT OBLIGATIONS	62,120	63,904
OTHER LONG-TERM LIABILITIES:
Workers' compensation reserve	8,493	8,383
Non-current deferred tax liabilities	7,081	7,269
Other long-term liabilities	11,709	12,233

Total other long-term liabilities	27,283	27,885

Total liabilities	435,642	448,439
STOCKHOLDERS' EQUITY:
Common stock, $0.01 par value—authorized, 15,000,000 shares; issued, 7,444,321 and 7,442,821 shares in 2015 and 2014, respectively	74	74
Treasury stock	(493)	(486)
Additional paid-in capital	148,426	147,205
Accumulated (deficit)	(51,427)	(63,061)
Accumulated other comprehensive loss	(45,050)	(45,984)

Total stockholders' equity	51,530	37,748

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$487,172	$486,187

See notes to consolidated financial statements.

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(In thousands)

	2015	2014	2013
Net Sales	$671,974	$644,390	$629,966
Cost of Sales	474,908	452,389	435,589

Gross Profit	197,066	192,001	194,377
Selling, General and Administrative Expenses	159,125	160,577	166,446
Restructuring Costs for Distribution Optimization	—	—	18,964
Amortization of Intangibles	2,585	2,619	2,574

Income from Operations	35,356	28,805	6,393
Other Expense—Net	549	3,616	946
Interest Expense—Net	19,615	20,736	18,210

Income (Loss) Before Income Tax Expense (Benefit)	15,192	4,453	(12,763)
Income Tax Expense (Benefit)	3,558	80,000	(556)

Net Income (Loss)	11,634	(75,547)	(12,207)
Less: Net Income Attributable to Noncontrolling Interest	—	28	227

Net Income (Loss) Attributable to WKI Holding Company, Inc.	$11,634	$(75,575)	$(12,434)

Net income per share:
Basic	$1.56	$(10.19)	$(1.72)

Diluted	$1.52	$(10.19)	$(1.72)

Weighted average shares:
Basic	7,442,907	7,416,572	7,238,231

Diluted	7,670,641	7,416,572	7,238,231

See notes to consolidated financial statements.

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(In thousands)

	2015	2014	2013
Net Income (Loss) Attributable to WKI Holding Company, Inc.	$11,634	$(75,575)	$(12,434)
Other Comprehensive Income (Loss), Net of Tax:
Foreign Currency Translation Adjustment	(2,748)	(2,265)	(783)
Pension and Other Postretirement Benefit Adjustment, Net of Tax of $(23), $13 and $(7,952) in 2015, 2014 and 2013, Respectively	2,313	(10,390)	13,129
Derivative Fair Value Adjustment, Net of Tax of $0, $0 and $(361) in 2015, 2014 and 2013, Respectively	1,369	734	652

Other Comprehensive Income (Loss), Net of Tax	934	(11,921)	12,998

Comprehensive Income (Loss) Attributable to WKI Holding Company, Inc.	12,568	(87,496)	564
Comprehensive Income Attributable to Noncontrolling Interest	—	28	227

Total Comprehensive Income (Loss)	$12,568	$(87,468)	$791

See notes to consolidated financial statements.

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(In thousands)

	Common Stock	Treasury Stock	Additional Paid-In Capital	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total WKI Holding Company, Inc. Stockholders' Equity	Noncontrolling Interest	Total Stockholders' Equity
BALANCE—January 1, 2013	$73	$(1,865)	$145,002	$78,824	$(47,061)	$174,973	$3,895	$178,868
Net loss attributable to WKI Holding Company, Inc.				(12,434)		(12,434)		(12,434)
Net income attributable to noncontrolling interest						—	227	227
Other comprehensive income, net of tax of $(8,313)					12,998	12,998		12,998
Exercise of stock options	1	853	(100)			754		754
Purchase of 20,949 shares of treasury stock		(343)				(343)		(343)
Forfeited options			(74)			(74)		(74)
Stock-based compensation for options classified as equity			1,558			1,558		1,558
Dividends paid				(53,876)		(53,876)		(53,876)
Dividends paid to noncontrolling interest						—	(57)	(57)
Buyback of noncontrolling interest shares			140			140	(1,328)	(1,188)

BALANCE—December 31, 2013	74	(1,355)	146,526	12,514	(34,063)	123,696	2,737	126,433
Net loss attributable to WKI Holding Company, Inc.				(75,575)		(75,575)		(75,575)
Net income attributable to noncontrolling interest						—	28	28
Other comprehensive loss, net of tax of $13					(11,921)	(11,921)		(11,921)
Exercise of stock options		1,054	(463)			591		591
Purchase of 7,373 shares of treasury stock		(185)				(185)		(185)
Forfeited options			(800)			(800)		(800)
Stock-based compensation for options classified as equity			1,551			1,551		1,551
Dividends paid to noncontrolling interest						—	7	7
Buyback of noncontrolling interest shares			391			391	(2,772)	(2,381)

BALANCE—December 31, 2014	74	(486)	147,205	(63,061)	(45,984)	37,748	—	37,748
Net income attributable to WKI Holding Company, Inc.				11,634		11,634		11,634
Net income attributable to noncontrolling interest						—		—
Other comprehensive loss, net of tax of $13					934	934		934
Exercise of stock options		4	(4)					—
Purchase of 464 shares of treasury stock		(11)				(11)		(11)
Forfeited options			(114)			(114)		(114)
Stock-based compensation for options classified as equity			1,339			1,339		1,339

BALANCE—December 31, 2015	$74	$(493)	$148,426	$(51,427)	$(45,050)	$51,530	$—	$51,530

See notes to consolidated financial statements.

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(In thousands)

	2015	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$11,634	$(75,547)	$(12,207)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	37,292	41,764	41,870
Amortization of deferred financing fees	2,402	2,583	2,871
Deferred taxes	83	78,268	(3,303)
Stock-based compensation expense	1,225	751	1,484
Loss on sale/disposition of property and equipment	165	692	282
Provision for postemployment benefits—net of cash paid	2,271	1,070	963
Changes in operating assets and liabilities:
Accounts receivable	(3,092)	3,619	(1,627)
Inventories—net	(1,870)	(13,467)	(11,911)
Prepaid expenses and other current assets	1,311	(5,717)	517
Accounts payable and other current liabilities	(1,030)	(6,406)	22,358
Other assets and liabilities	(690)	(3,492)	(8,119)

Net cash provided by operating activities	49,701	24,118	33,178
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(25,232)	(24,590)	(16,986)
Investment in Malaysia	—	(2,381)	(1,188)
Intangible asset expenditures	(208)	(303)	(492)

Net cash used in investing activities	(25,440)	(27,274)	(18,666)
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings on revolving credit facilities	152,500	194,764	215,796
Payments on revolving credit facilities	(152,500)	(188,341)	(217,292)
Long-term debt proceeds—other than revolving credit facility	—	—	252,000
Repayment of long-term debt—other than revolving credit facility	(4,319)	(4,373)	(185,985)
Proceeds from exercise of common stock options	—	686	740
Principal payments on capital lease obligations	(1,556)	(1,537)	(754)
Deferred financing fees	(101)	(191)	(7,171)
Dividends paid	—	—	(53,876)

Net cash (used in) provided by financing activities	(5,976)	1,008	3,458
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(2,612)	(724)	(1,489)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	15,673	(2,872)	16,481
CASH AND CASH EQUIVALENTS—Beginning of year	28,044	30,916	14,435

CASH AND CASH EQUIVALENTS—End of year	$43,717	$28,044	$30,916

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest—net of amounts capitalized	$16,193	$17,188	$14,100

Income taxes—net of refunds	$1,907	$2,872	$2,876

NONCASH INFORMATION:
Proceeds from distribution rationalization lease buyout restructure loan	$—	$6,696	$—

See notes to consolidated financial statements.

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014 AND
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

        WKI Holding Company, Inc. and subsidiaries (the "Company" or "WKI") is a leading manufacturer, designer, developer, and/or marketer of consumer bakeware, dinnerware, kitchen and household tools, rangetop cookware, cutlery, food storage and general storage products. Major trademarks owned by the Company include Corelle®, Chicago Cutlery®, Snapware®, Visions®, Ekco®, Baker's Secret®, Revere® and Magnalite®. Major trademarks licensed by the Company include Pyrex®, Corningware®, and OLFA®. In addition to the licensed trademarks, the Company has an exclusive distribution agreement in North America for OLFA® products through December 31, 2020.

        The Company has positions in major channels of distribution for its products in North America and has also achieved a significant presence in certain international markets, primarily Asia and Australia.

        In North America, the Company sells both on a wholesale basis to mass merchants, department stores, Dot.com retailers, specialty retailers, and grocery chains; and on a retail basis through Company-operated retail stores and the Internet. The Company's strategy involves competing based upon obtaining a better understanding of consumers' needs, designing products that better meet those needs, and driving consumer awareness.

        Internationally, the Company has market positions in key Asia-Pacific countries. The Company's go-to-market approach differs depending upon maturity of the retail distribution and customer concentration in each country. The Company has established sales subsidiaries in Singapore, China, Australia, and Korea. In several other countries, the Company relies on third-party distributor relationships.

        Sales to WKI's largest customer accounted for approximately 15%, 17% and 16% of net sales in 2015, 2014 and 2013, respectively. There were no concentrations in accounts receivable.

        The Company primarily manufactures its Corelle®, Snapware®, and Pyrex® products, which constitute a significant portion of the Company's net sales.

        WKI uses a 4-4-5 calendar where each quarter has 13 weeks which are grouped into two 4-week "months" and one 5-week "month". This is a common calendar structure within the manufacturing industry. The end of each quarterly reporting period ends on the last Sunday in the 13 week quarter. Since WKI reports on a calendar year-end, the reporting period always ends on December 31st.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The consolidated financial statements and footnotes thereto were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), the most significant of which include:

        Principles of Consolidation—The consolidated financial statements present the operating results and financial position of WKI and the accounts of all entities controlled by the Company. All intercompany accounts and transactions have been eliminated in consolidation. The noncontrolling interest in the accompanying consolidated financial statements reflects the original investment by the noncontrolling stockholder in the consolidated subsidiary, along with its proportional share of the accumulated earnings or losses, together with its share of any capital transactions.

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF DECEMBER 31, 2015 AND 2014 AND
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In July 2013, the Company purchased 380,000 shares (constituting 6.7% of the outstanding shares) of its majority-owned Malaysian manufacturing joint venture subsidiary from its minority shareholder for Malaysian Ringgit ("MYR") 3.8 million (approximately $1,183). The Company purchased a second tranche of 380,000 shares in January 2014 for MYR 3.8 (approximately $1,142). The Company purchased the final tranche of 380,000 shares in July 2014 for MYR 3.8 (approximately $1,178), after which the Company owned 100% of the outstanding shares of this subsidiary.

        Use of Estimates—The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported herein. Significant estimates in these consolidated financial statements include allowances for doubtful accounts receivable, estimates of future cash flows associated with asset impairment testing, useful lives for depreciation and amortization, estimates of the fair value of reporting units as part of goodwill, loss contingencies, net realizable value of inventories, trade allowances, workers' compensation liabilities, income taxes and tax valuation reserves, the determination of discount rates and other assumptions for pension and postemployment employee benefit expense and liabilities, and the volatility of and the estimated life of options for stock-based compensation. Estimates have been prepared on the basis of the most current and best available information and actual results could differ materially from those estimates. Changes in estimates are recorded in results of operations in the period that the events or circumstances giving rise to such changes occur.

        Revenue Recognition—Revenue is recognized net of provisions for customer allowances, including returns, cash discounts, rebates, incentives, and other promotional consideration, when products are shipped to customers and when substantially all risk of ownership has transferred. The Company records amounts billed to customers related to shipping and handling in net sales ($4,770, $3,782 and $6,983 in 2015, 2014 and 2013, respectively) and all expenses related to shipping and handling as cost of sales. The Company records sales net of taxes (sales, value added, and other taxes) collected and accrues these tax liabilities in the other current liabilities section of the consolidated balance sheets.

        Sales Returns and Allowances—On a regular basis, the Company evaluates its accounts receivable and establishes allowances for doubtful accounts, including returns and cash discounts. Allowances for doubtful accounts are based on an evaluation of customer programs, historical bad debts, customer concentration, customer credit ratings, current economic trends, and changes in customer payment patterns. Estimates for returns are based on historical return rates, customer inventory levels, current economic trends, and changes in consumer demand due to product acceptance and, in some cases, from information acquired through discussion with customers.

        Cash and Cash Equivalents—The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company maintains cash balances at financial institutions in the United States of America that are insured by the Federal Deposit Insurance Corporation up to $250 per financial institution. The Company maintained $19,482 and $20,734 in cash balances at financial institutions outside of the United States of America as of December 31, 2015 and 2014, respectively. The Company has not experienced any losses on such amounts and believes it is not subject to significant risks related to cash.

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF DECEMBER 31, 2015 AND 2014 AND
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Trade Allowances and Deductions—Estimates for allowances and deductions are based primarily on negotiated customer programs and assessment of open customer promotional programs based on allowable percent of gross sales. Promotions are used to support in-store merchandising, control inventory levels or expand/improve distribution by opening up new sales areas. Deductions taken by the customer are generally recorded against the trade allowances and deductions accrual. Trade allowances and deductions are recorded in net sales. Accruals at any given time represent deductions that can be taken by customers for events or programs that have previously been recorded as reductions to gross sales.

        Inventories—Inventories are stated at the lower of cost or net realizable value and include raw materials, packaging, labor, manufacturing overhead, and the cost of purchased products. The first-in, first-out method is used for valuing all inventories. The Company evaluates excess and obsolete inventories and records appropriate reserves based on expected demand changes, principally due to changing consumer tastes, consumer buying patterns, loss of shelf space to competitors, and expected realizable value.

        Precious Metals—Precious metals consist of platinum and rhodium, which are used in the Company's manufacturing processes to coat high wear areas of glass furnaces and parts used in the glass melting process. These metals are not capitalized and depreciated as their value is largely recoverable when the part or furnace reaches the end of its useful life and are not considered raw materials as they are not part of the bill of material for any product made in the furnace. As a result, the precious metals are classified as a non-current asset. Except for the precious metals discussed in Note 13, the Company's precious metals are recorded at cost using the first in, first out method, less recovery losses, which are expensed as incurred.

        The Company evaluates the precious metals for impairment quarterly, based on the market value of the metals. Should the fair value fall below the cost, the company would reduce the cost basis of the precious metals accordingly. The Company carries a minimum 2% reserve on the value of metals in the recovery process which is consistent with the historical average loss.

        We also obtain precious metals under consignment agreements with financial institutions for periods of one year or less. These precious metals are primarily platinum and rhodium and are used in the production of certain products for our customers. Under these arrangements, the financial institutions own the precious metals, and accordingly, we do not report these precious metals as assets on our consolidated balance sheets although they physically are in our possession. These agreements are cancelable by either party at the end of each consignment period, however, because we have access to a number of consignment arrangements with available capacity, our consignment needs can be shifted among the other participating institutions in order to ensure our supply. In certain cases, these financial institutions require cash deposits to provide additional collateral beyond the value of the underlying precious metals. The financial institutions charge us fees for these consignment arrangements. When the precious metals are used to rebuild a tank, these fees are capitalized and amortized over the estimated useful life of the tank. Otherwise, these fees are recorded as interest expense.

        Capitalized Computer Software Costs—The Company accounts for software in accordance with FASB ASC 350. Capitalized computer software costs consist of costs to purchase and internally develop

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF DECEMBER 31, 2015 AND 2014 AND
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

software for internal use. Capitalized computer software costs are amortized using a straight-line basis over a period between three and seven years. Amortization expense for computer software was $1,220, $1,356 and $1,437 in 2015, 2014 and 2013, respectively.

        Property, Plant, and Equipment—Property, plant, and equipment is recorded at cost less accumulated depreciation. Depreciation is calculated using the straight-line method based on the estimated useful lives of the assets as follows: buildings, 9 to 30 years; machinery and equipment, 3 to 15 years; and leasehold improvements, over the lesser of the lease period or useful life. Depreciation expense related to machinery and equipment used in the production of goods is allocated 100% to cost of goods sold. Depreciation expense was $33,487, $37,789 and $37,859 in 2015, 2014 and 2013, respectively.

        Capitalized interest costs relate to the purchase and construction of long-term assets and are amortized over the respective useful lives of the related assets. During 2015, 2014 and 2013, the Company capitalized gross interest expense of $462, $475 and $434, respectively. Amortization expense for capitalized interest was $834, $871 and $893 in 2015, 2014 and 2013, respectively.

        Impairment Accounting—The Company follows the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") guidance related to impairment accounting to test its long-lived assets for impairment. Accordingly, the Company continues to review the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. An impairment loss, if any, would equal the excess of the carrying value over the fair value of the asset.

        Goodwill and Other Intangible Assets—The Company accounts for its goodwill and intangible assets in accordance with FASB ASC guidance, which requires that goodwill and other intangible assets with indefinite useful lives be tested at least annually for impairment. An impairment loss, if any, would equal the excess of the carrying value over the fair value of the asset. See Note 4 for a discussion of goodwill and other intangible asset impairment.

        The Company amortizes its patents using the straight-line method over the legal life of the patents, which ranges from 4 to 18 years. The Company capitalizes certain legal fees incurred directly relating to the application of certain patent and trademark rights. These capitalized legal fees are included in patents or trademark costs and are amortized over their economic useful life, which is estimated to be five years. Intangible assets associated with significant customers within the Company's mass merchandising distribution channels are amortized using a straight-line basis over their estimated useful lives of 10 years. Costs related to renewals and maintenance of intangible assets are expensed and recorded in selling, general, and administrative expenses.

        When the Company purchased Snapware Corporation ("Snapware"), intangible assets associated with trademarks, acquired in-process research and development expenditures, and significant customers related to Snapware were capitalized and are being amortized using the straight-line method over their estimated useful lives of 20 years. Intangible assets associated with technology related to Snapware were capitalized and are being amortized using the straight-line method over their estimated useful life of 10 years.

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF DECEMBER 31, 2015 AND 2014 AND
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Fair Value of Financial Instruments—Fair value is measured using a three-tiered hierarchy. The three-tiered hierarchy, which prioritizes the inputs used in the valuation methodology, is (1) Level 1—valuations based on quoted prices for identical assets and liabilities in active markets; (2) Level 2—valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active or other inputs that are observable or can be corroborated by observable market data; and (3) Level 3—valuations based on unobservable inputs reflecting the Company's own assumptions, consistent with reasonably available assumptions made by other market participants.

        The estimated fair value of cash and cash equivalents, receivables, and trade payables approximate their carrying value due to the short maturity of these instruments. The carrying amounts of the Company's borrowings approximate fair value as the interest rates reflect current market rates. The estimated fair value of the Company's borrowings is based on changes (if any) to the Company's debt rating. The estimated fair value of the Company's Senior Canadian Secured Term Loan is also based on the change in the foreign exchange rate between Canadian and U.S. dollars. As there has been no change to the Company's debt rating for the year, and the portion of the Company's debt that is not denominated in U.S. dollars has been translated into U.S. dollars, the estimated fair value of the debt approximates the carrying amount of the debt (see Note 5 for a more detailed discussion of the Company's debt). The Company is not aware of any factors that would significantly affect the estimated fair values.

        Derivative Financial Instruments—The Company uses derivative instruments to manage the volatility of cash flow fluctuations caused by changes in interest rates and foreign currency exchange rates. The Company does not use derivative instruments for speculative trading purposes and does not typically hedge beyond five years. Derivatives accounted for under hedge accounting are recorded on the balance sheet at fair market value, with the offset being recorded, until the underlying event occurs, in accumulated other comprehensive income (loss). Derivatives not accounted for under hedge accounting are recorded on the balance sheet at fair market value, with the offset being recorded in other income or expense. See Note 13 for further discussion regarding the Company's derivatives.

        Workers' Compensation Reserves—The Company has self-insurance programs for its workers' compensation liabilities that include reserves for self-retained losses and certain excess and aggregate risk transfer insurance. Historical loss experience combined with actuarial evaluation methods and the application of risk transfer programs are used to determine required workers' compensation reserves. The Company's actuarial evaluation methods take into account claims incurred but not reported when determining its workers' compensation reserves. Workers' compensation reserves are included in other long-term liabilities, and estimated recoverable amounts under its risk transfer insurance are included in other assets.

        Benefit Plans—The Company has pension costs and obligations that are dependent on assumptions used by actuaries in calculating such amounts. These assumptions include discount rates, inflation, salary growth, long-term return on plan assets, retirement rates, mortality rates, and other factors. While the Company believes that the assumptions used are appropriate, significant differences in actual experience or significant changes in assumptions would affect the pension costs and obligations.

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF DECEMBER 31, 2015 AND 2014 AND
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Other Comprehensive Income (Loss)—Other comprehensive income (loss) consists of minimum pension and postemployment liability adjustments, adjustments to the fair value of the Company's derivatives accounted for under hedge accounting, and foreign currency translation adjustments. All balances included in other comprehensive income (loss), except for foreign currency translation adjustments, are presented net of tax.

        Accumulated Other Comprehensive Income (Loss)—Accumulated other comprehensive loss, net of tax, is as follows:

	Foreign Currency Translation	Minimum Pension Liability	Derivative Fair Value	Total Accumulated Other Comprehensive Income (Loss)
BALANCE—January 1, 2013	$4,692	$(50,285)	$(1,468)	$(47,061)
Translation adjustment	(783)	—	—	(783)
Gain on minimum pension liability	—	21,081	—	21,081
Tax effect of gain on minimum pension liability	—	(7,952)	—	(7,952)
Derivative fair value adjustment	—	—	1,013	1,013
Tax effect of derivative fair value adjustment	—	—	(361)	(361)

BALANCE—December 31, 2013	3,909	(37,156)	(816)	(34,063)
Translation adjustment	(2,266)	—	—	(2,266)
Loss on minimum pension liability	—	(10,402)	—	(10,402)
Tax effect of loss on minimum pension liability	—	13	—	13
Derivative fair value adjustment	—	—	734	734

BALANCE—December 31, 2014	1,643	(47,545)	(82)	(45,984)
Translation adjustment	(2,748)	—	—	(2,748)
Gain on minimum pension liability	—	2,336	—	2,336
Tax effect of gain on minimum pension liability	—	(23)	—	(23)
Derivative fair value adjustment	—	—	1,369	1,369

BALANCE—December 31, 2015	$(1,105)	$(45,232)	$1,287	$(45,050)

        Advertising Costs—Advertising costs are expensed the first time the advertising takes place and are charged to selling, general and administrative expenses. Media advertising expenses were $15,272, $16,059 and $18,625 in 2015, 2014 and 2013, respectively. At December 31, 2015 and 2014, $320 and $247, respectively, of media production expenses were reported as assets as the advertising had not taken place. The Company also engages in cooperative advertising programs and buy-down programs with retailers. Certain retail customers receive reimbursement under this program if they meet established advertising guidelines. These costs are accrued on the basis of sales to qualifying customers and accounted for as a reduction of gross sales.

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF DECEMBER 31, 2015 AND 2014 AND
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Research and Development Costs—Research and development costs are defined as both internal and external costs incurred to develop new products or a significant extension of existing products. Such direct costs include concept development, engineering, product design, prototype creation, commercialization, testing, and packaging development work. All such direct costs are expensed as incurred in selling, general and administrative expenses and were $5,669, $5,675 and $8,637 in 2015, 2014 and 2013, respectively.

        Translation of Foreign Currencies—The accounts of most foreign subsidiaries and affiliates are measured using the local currency as the functional currency. For those operations, assets and liabilities are translated into U.S. dollars using period-end exchange rates and income and expense accounts are translated at an average exchange rate. Net changes resulting from such translations are excluded from net income and are recorded as a separate component of accumulated other comprehensive income (loss) in the consolidated financial statements.

        Gains and losses from realized and unrealized foreign currency transactions are included in other expense in the period in which they arise. The (loss) gain from foreign currency transactions was $(1,579), $(1,955) and $638 in 2015, 2014 and 2013, respectively.

        Other Expense, net—The following table summarizes the components of Other Expense, net for the years ended December 31, 2015, 2014 and 2013:

	2015	2014	2013
Foreign exchange transaction and revaluation loss (gain), net	$1,579	$1,955	$(638)
Loss on disposal of property, plant and equipment	165	692	282
Royalty expense, net	395	472	619
Energy rebate	(695)	—	—
Corningware French White U.S. Customs tariff inquiry	(439)	425	—
Freight refund	(353)	—	—
General reserve for outcome of negotiations with distributor	—	—	903
Other	(103)	72	(220)

Other Expense, net	$549	$3,616	$946

        Income Taxes—The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that includes the enactment date.
        The Company records net deferred tax assets to the extent these assets will more likely than not be realized. In making such determination, consideration is given to all available positive and negative

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF DECEMBER 31, 2015 AND 2014 AND
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies, and recent financial operations. Recognition of a tax benefit from uncertain tax positions is made when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits of the position.

        Stock-Based Compensation—The Company expenses costs related to share-based payment transactions with employees and directors over the period in which they vest. Stock-based compensation expense for all awards granted after December 31, 2005, is based on the grant-date fair value estimated in accordance with the provisions of FASB ASC guidance. The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period of the award, which is generally three to four years for stock options.

        Determining the appropriate fair value model and calculating the fair value of share-based payment awards requires the input of highly subjective assumptions, including the expected life of the share-based payment awards and stock price volatility. The assumptions used in calculating the fair value of share-based payment awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of judgment. In addition, expense is recognized for the shares expected to vest based on an estimate of the expected prevesting forfeiture rate. As a result, if factors change and the Company uses different assumptions, the stock-based compensation expense could be materially different in the future. See Note 10 for a further discussion of stock-based compensation.

        Reclassifications—Certain amounts in prior years' financial statements have been reclassified to conform to the presentation used in the year ended December 31, 2015, including the reclassification of financing fees in the Consolidated Balance Sheet at December 31, 2014.

        Recently Issued Accounting Standards—In May 2014, the FASB issued Accounting Standards Update No. 2014-09, "Revenue from Contracts with Customers" (ASU 2014-09), which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU 2014-09 is based on the principle that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to fulfill a contract. Entities have the option of using either a full retrospective or a modified retrospective approach for the adoption of the new standard. This update is effective for interim and annual reporting periods beginning after December 15, 2016; early adoption is not permitted. In August 2015, the FASB issued ASU 2015-14 which defers the effective date one year from January 1, 2017 to January 1, 2018, but early adoption as of January 1, 2017 is permitted. For private companies, ASU 2015-14 defers the effective date one year from January 1, 2018 to January 1, 2019, but early adoption as of January 1, 2018 is permitted. We intend to implement new accounting

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF DECEMBER 31, 2015 AND 2014 AND
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

pronouncements in accordance with the relief available to emerging growth companies under the JOBS Act. We are currently evaluating whether or not to early adopt the standard and we are currently assessing the impact that this standard will have on our Consolidated Financial Statements.

        In April 2015, the FASB issued Accounting Standards Update No. 2015-03, "Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs" (ASU 2015-03), which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. Prior to the issuance of ASU 2015-03, debt issuance costs were required to be presented in the balance sheet as an asset. In August 2015, the FASB issued Accounting Standards Update No. 2015-15, "Interest—Imputation of Interest (Subtopic 835-30): Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-credit Arrangements" (ASU 2015-15), which states that entities may continue presenting unamortized debt issuance costs for line-of-credit arrangements as an asset. ASU 2015-15 is effective immediately. ASU 2015-03 is effective for interim and annual reporting periods beginning after December 31, 2015; early adoption is permitted. The Company adopted ASU 2015-03 and 2015-15 retrospectively in our Consolidated Financial Statements at December 31, 2015. Finance fees related to debt are now presented as a deduction against short-term and long-term debt. As a result, debt and finance fees within other assets have both decreased by $9.8 million in the Consolidated Balance Sheet at December 31, 2014.

        In May 2015, the FASB issued Accounting Standards Update No. 2015-07, "Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent)" (ASU 2015-07), which removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by FASB ASC Topic 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for entities for fiscal years beginning after December 15, 2015 and interim periods within, with retrospective application to all periods presented. Early application is permitted. For private companies, ASU 2015-07 defers the effective date is for fiscal years beginning after December 15, 2016 and interim periods within those fiscal years. We intend to implement new accounting pronouncements in accordance with the relief available to emerging growth companies under the JOBS Act. We are currently assessing the impact that this standard will have on our Consolidated Financial Statements.

        In July 2015, the FASB issued Accounting Standards Update No. 2015-11, "Inventory (Topic 330): Simplifying the Measurement of Inventory" (ASU 2015-11), which requires that inventory be measured at the lower of its cost or the estimated sale price, minus the costs of completing the sale, which the FASB calls the net realizable value. This update is effective for interim and annual reporting periods beginning after December 15, 2016; early adoption is permitted. For private companies, ASU 2015-11 is effective for fiscal years beginning after December 15, 2016 and interim periods within fiscal years beginning after December 15, 2017. We intend to implement new accounting pronouncements in accordance with the relief available to emerging growth companies under the JOBS Act. We are currently evaluating the impact that this standard will have on our Consolidated Financial Statements.

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF DECEMBER 31, 2015 AND 2014 AND
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In November 2015, the FASB issued Accounting Standards Update No. 2015-17, "Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes" (ASU 2015-17), which requires that deferred tax liabilities and assets be classified as non-current in a classified statement of financial position. This update is effective for interim and annual reporting periods beginning after December 15, 2016 with early adoption permitted. For private companies, ASU 2015-17 is effective for annual reporting periods beginning after December 15, 2017 and interim periods within annual periods beginning after December 15, 2018. We intend to implement new accounting pronouncements in accordance with the relief available to emerging growth companies under the JOBS Act. We are currently assessing the impact that this standard will have on our Consolidated Financial Statements.

        In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)," which requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. ASU 2016-02 is effective for fiscal years beginning after December 15, 2019. For private companies, ASU 2016-02 is effective for fiscal years beginning after December 15, 2019 and interim periods within fiscal years beginning after December 15, 2020. We intend to implement new accounting pronouncements in accordance with the relief available to emerging growth companies under the JOBS Act. The Company is currently evaluating the impact that this standard will have on our Consolidated Financial Statements.

3. FACILITIES TRANSACTIONS

        In January 2014, the Company finalized a lease buyout agreement with the lessor of one of its facilities. A summary of the activity in the restructuring reserve as of December 31, 2014, is presented below:

Balance—January 1, 2014	$7,837
Reclassification to debt	(6,696)
Cash payments	(1,057)
Decrease in reserves	(84)

Balance—December 31, 2014	$—

        The Company financed a portion of the lease buyout at 5.5% over six years, resulting in the reclassification of $6,696 from reserve for restructuring to debt in January 2014. See Note 5 for additional discussions relating to the debt.

4. GOODWILL AND OTHER INTANGIBLE ASSETS

        The Company conducts a test of impairment for goodwill and indefinite-lived intangible assets annually as of December 31, or more frequently if impairment indicators arise. There were no impairment indicators in 2015, 2014 or 2013. The Company did not record an impairment loss associated with goodwill or indefinite-lived intangible assets in 2015, 2014 or 2013.

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF DECEMBER 31, 2015 AND 2014 AND
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

4. GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

        The Company's other intangible assets at December 31, 2015 and 2014, consist of the following:

	December 31, 2015				December 31, 2014
	Gross Balance	Accumulated Amortization	Net Balance	Average Remaining Life (Years)	Gross Balance	Accumulated Amortization	Net Balance	Average Remaining Life (Years)
Amortized intangible assets:
Patents	$6,725	$(5,670)	$1,055	2.5	$6,517	$(5,267)	$1,250	2.9
WKI customer relationships	24,750	(24,750)	—	0.0	24,750	(24,750)	—	0.0
Snapware intangible assets:
Customer relationships	17,289	(4,322)	12,967	15.0	17,289	(3,458)	13,831	16.0
Trademarks	9,954	(2,488)	7,466	15.0	9,954	(1,991)	7,963	16.0
Technology	8,092	(4,046)	4,046	5.0	8,092	(3,236)	4,856	6.0
In-process research and development	259	(65)	194	15.0	259	(52)	207	16.0

Total	67,069	(41,341)	25,728	12.9	66,861	(38,754)	28,107	13.7
Non-amortizing intangible assets:
WKI trademarks	15,836	—	15,836	NA	15,836	—	15,836	NA

Total	15,836	—	15,836	NA	15,836	—	15,836	NA

Total other intangible assets	$82,905	$(41,341)	$41,564	NA	$82,697	$(38,754)	$43,943	NA

        Amortization expense relating to intangible assets was $2,585, $2,619 and $2,574 in 2015, 2014 and 2013, respectively. The estimated amortization expense for each of the five succeeding years and thereafter relating to intangible assets is as follows:

2016	$2,493
2017	2,448
2018	2,390
2019	2,314
2020	2,267
Thereafter	13,816

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF DECEMBER 31, 2015 AND 2014 AND
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

5. BORROWINGS

        Debt outstanding as of December 31, 2015 and 2014, is as follows:

	December 31, 2015		December 31, 2014
	Long-Term	Due Within One Year	Long-Term	Due Within One Year
Senior U.S. secured term loan due March 2019	$232,910	$2,520	$235,430	$2,520
Canadian revolver due March 2018	5,058	—	6,024	—
Distribution rationalization lease buyout restructure loan	3,755	1,121	4,876	1,061
MELF loan	651	761	1,412	738
Precious metals	—	1,962	—	2,724

Total debt	242,374	6,364	247,742	7,043
Less—financing fees	(5,025)	(2,426)	(7,394)	(2,422)

Total debt, net	$237,349	$3,938	$240,348	$4,621

        On June 9, 2010, the Company entered into a senior credit facility with various lenders ("Senior Credit Facility"). The Senior Credit Facility was amended on December 22, 2010, May 2, 2011 (the "Second Amendment"), and May 31, 2012.

        On March 4, 2013, the Company completed an Amendment and Restatement of the Senior Credit Facility ("Restatement"). The facility consists of a $190,000 six-year term loan ("Term Loan") and a $90,000 five-year revolver ("Revolver"). The proceeds were used to pay down the U.S. secured term loans, capex loan, the previous revolver, and the Canadian term loan in March 2013. As part of the First Amendment of the Senior Credit Facility, as amended and restated, dated November 20, 2013, the Company borrowed an additional $62,000. The collateral securing these obligations are the assets of the Company.

        Interest on the Term Loan is equal to the greater of (i) the LIBOR rate (for the one-, two-, three-, or nine-month interest period elected by the Company) and (ii) 1.25%, plus the applicable margin rate. The margin rate, as amended, was initially set at 4.25%. The interest rate in effect for Eurodollar Loans as of December 31, 2015, was 5.50%. Interest on the Revolver varies depending on the type of Loan and the margin rate. It ranged from 5.50% to 6.75% during 2015. Revolver Loans can be Base Rate, Eurodollar, or Multicurrency. The Margin can change depending on the company's Total Leverage Ratio. The financial covenants include maximum leverage and maximum capital expenditures measured quarterly.

        The Senior Credit Facility, as amended and restated, contains restrictions, including but not limited to, those related to additional indebtedness, transactions with affiliates, mergers and acquisitions, asset sales, limitations on dividends, changes in business ownership, and the amendment of material agreements.

        The Company is currently in compliance with all of the financial restrictions and covenants in the Senior Credit Facility, as amended.

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF DECEMBER 31, 2015 AND 2014 AND
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

5. BORROWINGS (Continued)

        The Company opted to make an unscheduled principal payment of $10,000 in May 2013, which decreased the required quarterly principal payments of $475 to $450 beginning June 2013. The additional borrowings of $62,000 in November 2013 increased the quarterly principal payment to $630 beginning December 2013 through December 2018, with a remaining balloon payment of $227,870 in March 2019.

        The Revolver provides for a revolving credit facility and letters of credit in a combined maximum principal amount of $90,000, with a maximum issuance of $45,000 for letters of credit. The Company pays a quarterly commitment fee of 0.5% per annum on the average daily unused amount. As of December 31, 2015, the Company had $63,698 available under the Revolver.

        In the normal course of business and as collateral for performance, the Company is contingently liable under standby letters of credit totaling $21,244 and $20,967 as of December 31, 2015 and 2014, respectively.

        Financing costs of $8,139 were incurred with the placement of the Restatement. In September 2013, the Company wrote off $876 of financing costs related to the Senior Credit Facility for lenders who are no longer participating in the Senior Credit Facility as amended and restated.

        On September 16, 2010, the Company entered into a loan agreement with the Pennsylvania Department of Community and Economic Development Machinery and Equipment Loan Fund ("MELF Loan"). The proceeds from the $5,000 MELF Loan was used by the Company to finance certain capital equipment expenditures at its glass production facility in Pennsylvania. The MELF Loan bears an annual interest rate of 3.0%. The MELF Loan requires monthly principal and interest payments of $66 through September 1, 2017.

        In January 2014, the Company financed $6,696 of the lease buyout at 5.5% over six years. The note requires quarterly principal and interest payments of $342 through October 1, 2019.

        Long-term debt maturing in the four years subsequent to December 31, 2015, is as follows:

2016	$6,364
2017	4,356
2018	3,770
2019	234,248

6. RELATED-PARTY TRANSACTIONS

        Debt fund affiliates of certain stockholders of the Company are also participant lenders in the debt syndicate that financed the Senior Credit Facility as amended and restated. The amount attributed to these stockholders is 13.38% of the total borrowing availability.

        During the normal course of business, the Company participates in certain banking transactions with stockholders. Related-party transactions with these stockholders consisted of banking and letter of credit fees of $145, $179 and $184 in 2015, 2014 and 2013, respectively.

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF DECEMBER 31, 2015 AND 2014 AND
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

7. COMMITMENTS AND CONTINGENCIES

        Leases—The Company is a party to certain noncancelable lease agreements that expire at various dates through 2025. Certain of the Company's leases contain escalation clauses, which require base rent increase over the term of the lease; however, the expense is recorded using a straight-line basis over the lease term. Minimum lease payments at December 31, 2015, are as follows:

	Operating Leases	Capital Leases
2016	$23,269	$1,346
2017	17,869	42
2018	13,834
2019	10,885	—
2020	9,975	—
Thereafter	24,547	—

Total minimum lease payments	$100,379	1,388

Less amounts representing the present value discount		(38)

Present value of capital minimum lease payments		$1,350

        Rental expense was $29,987, $29,718 and $29,219 for the years ended December 31, 2015, 2014 and 2013, respectively. Contingent rent at certain retail facilities is incurred based on the sales of that location. Contingent rental expense, included in rental expense above, was $3,104, $2,900 and $3,101 for the years ended December 31, 2015, 2014 and 2013, respectively.

        The liability for capital lease obligations is recorded in other accrued expenses and other long-term liabilities in the Company's consolidated financial statements. Depreciation of assets under capital leases is included in total depreciation expense (see Note 2). The gross asset value and accumulated depreciation of assets under capital leases are classified on the balance sheet as machinery and equipment as follows:

	2015	2014
Capital leases	$5,224	$5,182
Accumulated depreciation	(3,349)	(2,214)

Capital leases—net	$1,875	$2,968

        Litigation—In 2013, a consumer filed a product liability suit against the Company. A loss of up to $180 (after giving effect to insurance coverage), was accrued for as of December 31, 2013. In March 2014, a settlement was reached for $180 (after giving effect to insurance coverage).

        In 2014, the Company was audited by Korea Customs. Korea Customs has taken a position that the transfer pricing margins for certain inventory were too low, leading the Company to underpay duties to Korea for the audit periods of 2009 through 2013. This issue was resolved in January 2015 resulting in a penalty of $482, which was accrued for as of December 31, 2014.

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF DECEMBER 31, 2015 AND 2014 AND
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

7. COMMITMENTS AND CONTINGENCIES (Continued)

        The Company is a defendant or plaintiff in various claims and lawsuits arising in the normal course of business, including tax uncertainties arising from doing business in various Latin American jurisdictions. The Company believes, based upon information it currently possesses, consultation with counsel and taking into account established reserves for estimated liabilities and its insurance coverage, that the ultimate outcome of the proceedings and actions is unlikely to have a material adverse effect on the Company's financial condition or results of its operations or cash flows; however, there is no certainty as to the ultimate outcome.

        Environmental Matters—The Company's facilities and operations are subject to certain federal, state, local, and foreign laws and regulations relating to environmental protection and human health and safety, including those governing wastewater discharges, air emissions, and the use, generation, storage, treatment, transportation, and disposal of hazardous and nonhazardous materials and wastes and the remediation of contamination associated with such disposal. Because of the nature of its business, the Company has incurred, and will continue to incur, capital and operating expenditures and other costs in complying with and resolving liabilities under such laws and regulations.

        It is the Company's policy to accrue for remediation costs when it is probable that such costs will be incurred and when a range of loss can be reasonably estimated. The Company has accrued a liability of $591 and $576 at December 31, 2015 and 2014, respectively, for probable environmental remediation and restoration liabilities. This liability is classified as other long term liabilities. The liability is recorded on an undiscounted basis. Based on currently available information, it is possible that costs associated with such liabilities or as yet unknown liabilities may exceed current reserves in amounts or a range of amounts that could be material, but cannot be estimated as of December 31, 2015. There can be no assurance that activities at these or any other facilities may not result in additional environmental claims being asserted against the Company or additional investigations or remedial actions being required.

        Other Long-Term Commitments—The Company entered into a multi-year commitment to purchase 100% of its oxygen supply and equipment through 2018 for an approximate annual commitment of $700 through 2017 and $232 in 2018.

        In 2011, the Company entered into an inventory sourcing agreement with one of its suppliers. The Company is currently negotiating a new agreement to determine the minimum volume commitment for 2016 and 2017.

        The Company entered into a multi-year commitment to pay a minimum electric transportation cost of approximately $395 annually through 2019.

        In 2012, the Company committed to pay transportation costs for natural gas for one of its locations through 2019 for an approximate annual commitment of $150 to $250.

        The Company committed to purchase 100% of its 2016 forecasted electric volume for one location and 80% of its 2016 forecasted electric volume for two other locations for a commitment of approximately $9,800.

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF DECEMBER 31, 2015 AND 2014 AND
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

7. COMMITMENTS AND CONTINGENCIES (Continued)

        The Company committed to purchase 80% of its 2016 forecasted gas volume for two locations for a commitment of approximately $1,984. The company has the right to sell any excess purchases at market rates.

        The Company entered into multi-year contracts for software maintenance services and enterprise software subscription services in 2013. The purchase commitment for 2016 is $98.

        The Company entered into a multi-year commitment to purchase 100% of its 2016 forecasted resin from one vendor for a commitment of approximately $9,912.

8. EMPLOYEE BENEFITS

        Employee Retirement Plans—The World Kitchen Pension Plan (the "U.S. Pension Plan") is a defined benefit pension plan providing retirement income benefits to eligible U.S. employees of the Company. Effective December 31, 2001, the benefits for most nonunion employees were frozen; union pension accruals at one distribution center ceased on July 31, 2007; and union pension accruals at one manufacturing facility ceased on December 31, 2010. New union hires at the other manufacturing facility are not eligible for the U.S. Pension Plan effective July 1, 2003. U.S. Pension Plan benefits are generally based on years of service and/or compensation.

        The Company's postemployment benefit plan provides certain medical and life insurance benefits for retired employees. Substantially all U.S. employees of the Company may become eligible for these benefits if they fulfill eligibility requirements as specified by the plan; however, most eligible nonunion retirees receive access only to medical insurance benefits and most union workers are subject to a cap on the Company's medical retiree benefits. The Company's postemployment benefit plan was amended, with an effective date of January 1, 2012, to eliminate drug coverage for certain union employees that are eligible for Medicare benefits. The Company also has a postretirement benefit for Canadian retired employees.

        The Company recognizes, on a prospective basis, the funded status of the U.S. Pension Plan and other postemployment benefit plans on the consolidated balance sheets and recognizes as a component of accumulated other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period, but are not recognized as components of net periodic benefit cost. Additional minimum pension liabilities and related intangible assets are also recognized.

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF DECEMBER 31, 2015 AND 2014 AND
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

8. EMPLOYEE BENEFITS (Continued)

        Relevant data for the Company's U.S. Pension Plan and Postemployment Medical Benefit plans is as follows:

	Pension Benefits
	2015	2014	2013
Change in Benefit Obligation
Benefit obligation—beginning of year	$145,424	$134,876	$149,898
Service cost	1,200	1,200	1,000
Interest cost	5,734	6,160	5,847
Plan participants' contributions	—	—	—
Actuarial loss (gain)	(10,563)	10,629	(14,945)
Benefits paid	(7,068)	(7,441)	(6,924)
Amendments	—	—	—
Retiree drug subsidiary received	—	—	—
Foreign currency translation gain	—	—	—

Benefit obligations—end of year	134,727	145,424	134,876
Change in Plan Assets
Fair value of plan assets—beginning of year	118,968	113,738	108,927
Actual return on plan assets	(5,317)	9,778	7,726
Employer contributions	—	2,893	4,009
Plan participants' contributions	—	—	—
Benefits paid	(7,068)	(7,441)	(6,924)

Fair value of plan assets—end of year	106,583	118,968	113,738

Unfunded status—end of year	$28,144	$26,456	$21,138

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF DECEMBER 31, 2015 AND 2014 AND
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

8. EMPLOYEE BENEFITS (Continued)

	Other Postemployment Benefits
	2015	2014	2013
Change in Benefit Obligation
Benefit obligation—beginning of year	$39,518	$37,772	$43,637
Service cost	790	593	520
Interest cost	1,541	1,689	1,615
Plan participants' contributions	327	465	477
Actuarial loss (gain)	(4,259)	934	(6,535)
Benefits paid	(1,566)	(1,750)	(1,774)
Amendments	—	—	—
Retiree drug subsidiary received	—	—	—
Foreign currency translation gain	(315)	(185)	(168)

Benefit obligations—end of year	36,036	39,518	37,772
Change in Plan Assets
Fair value of plan assets—beginning of year	—	—	—
Actual return on plan assets	—	—	—
Employer contributions	1,239	1,285	1,297
Plan participants' contributions	327	465	477
Benefits paid	(1,566)	(1,750)	(1,774)

Fair value of plan assets—end of year	—	—	—

Unfunded status—end of year	$36,036	$39,518	$37,772

        Amounts recognized in the consolidated balance sheets at December 31, 2015 and 2014, consist of the following:

	Pension Benefits		Other Postemployment Benefits
	2015	2014	2015	2014
Amounts Recognized in the Consolidated Balance Sheet
Current liabilities (included in other accrued expenses)	$—	$—	$2,060	$2,070
Noncurrent liabilities	28,144	26,456	33,976	37,448

Net liability recognized in balance sheet	$28,144	$26,456	$36,036	$39,518

Amounts Recognized in Accumulated Other Comprehensive Income—Pretax
Net actuarial loss	$44,275	$42,427	$1,937	$6,490
Prior service cost (credit)	—	—	1,278	947

Net amount recognized	$44,275	$42,427	$3,215	$7,437

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF DECEMBER 31, 2015 AND 2014 AND
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

8. EMPLOYEE BENEFITS (Continued)

        In 2016, an estimated net actuarial loss of $1,339 for the U.S. Pension Plan will be amortized from accumulated other comprehensive income to net periodic benefit cost. In 2016, an estimated net actuarial loss of $22 and prior service credit of $242 for other postemployment benefit plans will be amortized from accumulated other comprehensive income to net periodic benefit cost.

        The following table summarizes the net periodic benefit cost of the Company's U.S. Pension Plan and other postemployment plans for the years ended December 31, 2015, 2014 and 2013:

	Pension Benefits			Other Postemployment Benefits
	2015	2014	2013	2015	2014	2013
Components of Net Periodic Benefit Cost
Service cost	$1,200	$1,200	$1,000	$790	$593	$520
Interest cost	5,734	6,160	5,847	1,541	1,689	1,615
Expected return on plan assets	(8,261)	(8,060)	(7,711)	—	—	—
Amortization of prior service cost	—	—	—	(331)	(1,630)	(2,644)
Amortization of net actuarial loss	1,167	877	1,474	224	161	719

Net periodic benefit cost	$(160)	$177	$610	$2,224	$813	$210

        The change in pension and postemployment liability, before tax, included in other comprehensive income was a decrease of $2,313 in 2015, an increase of $10,389 in 2014 and a decrease of $13,129 in 2013.

        The key actuarial assumptions used to determine the pension and other postemployment benefit obligations and net periodic benefit cost as of December 31, 2015, 2014 and 2013, are as follows:

	Pension Benefits			Other Postemployment Benefits
	2015	2014	2013	2015	2014	2013
Weighted-average assumptions used to determine benefit obligation:
Discount rate	4.50%	4.05%	4.70%	4.50%	4.05%	4.70%
Rate of compensation increase	NA	NA	NA	NA	NA	NA
Assumed health care trend rate:
Initial	NA	NA	NA	9.00	9.00	9.00
Ultimate	NA	NA	NA	5.00	5.00	5.00
Weighted-average assumptions used to determine net periodic benefit cost:
Discount rate	4.05%	4.70%	4.00%	4.05%	4.70%	4.00%
Expected return on plan assets	7.25	7.25	7.25	NA	NA	NA
Rate of compensation increase	NA	NA	NA	NA	NA	NA
Assumed health care trend rate:
Initial	NA	NA	NA	9.00	9.00	9.00
Ultimate	NA	NA	NA	5.00	5.00	5.00

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF DECEMBER 31, 2015 AND 2014 AND
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

8. EMPLOYEE BENEFITS (Continued)

        In 2015, the expected long-term rate of return on U.S. Pension Plan assets was 7.25%. This assumption represents the rate of return on plan assets reflecting the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the benefit obligation. The Company's long-term rate of return assumption is based on three main factors: (1) asset allocations as defined by the Company's investment policy statement, (2) proprietary asset modeling assumptions, and (3) proprietary modeling technology. The Company employs a building block approach in determining the long-term rate of return for plan assets. Historical markets are studied and long-term historical relationships between equities and fixed income are preserved consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors, such as inflation and interest rates, are evaluated before long-term capital market assumptions are determined. The long-term portfolio return is established with proper consideration of diversification and rebalancing. Peer data and historical returns are reviewed to check for reasonability and appropriateness.

        The Company employs a Liability Driven Investment strategy. Assets are invested in a diversified portfolio consisting of return-seeking assets (equity, high yield, bank loans, emerging market debt, and real estate) and liability hedging assets (primarily investment-grade fixed income securities). The investment objective of the asset portfolio is to improve the funded status of the U.S. Pension Plan. As the funded status improves, the allocation to return-seeking assets is reduced, while the allocation to liability hedging assets increases. Over time, the liability hedging assets are intended to more closely match the pension liabilities. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. Investment risk is measured and monitored on an ongoing basis through annual liability measurements, periodic asset/liability studies, and quarterly investment portfolio reviews. The asset allocations used for modeling the long-term rate of return assumption were based on 60% return-seeking and 40% liability hedging allocations.

        The consolidated postemployment benefit obligation attributable to the Company's workforce is determined by application of the terms of health care and life insurance plans, together with relevant actuarial assumptions and health care cost trend rates. The annual rate of medical inflation used to determine the year-end results was assumed to be 9.0% for both pre- and post-65 benefits, decreasing gradually to a net rate of 5.0% per year at 2024 and remaining at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one-percentage point change in the assumed health care cost trend rates for the year ended December 31, 2015, would have the following effects in the consolidated financial statements:

	+1%	–1%
Effect on total of service and interest cost	$2,006	$(1,650)
Effect on postemployment benefit obligation	100	(84)

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF DECEMBER 31, 2015 AND 2014 AND
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

8. EMPLOYEE BENEFITS (Continued)

Cash Flows—

        Contributions—The Company's general funding policy is to contribute annually an amount determined jointly by management and its consulting actuaries that is not less than the minimum amount required by the Internal Revenue Code ("IRC"). The Company entered into an agreement with the Pension Benefit Guaranty Corporation ("PBGC") which, among other things, required certain additional minimum funding contributions and accelerated contributions to be made to the U.S. Pension Plan, which have been met. In addition, the Company provided a $15,000 letter of credit to the PBGC guaranteeing a portion of the U.S. Pension Plan's underfunding in accordance with the agreement. In general, the PBGC agreement will remain in effect until the U.S. Pension Plan is fully funded or the Company meets certain pre-established credit ratings.

        The Company expects to contribute $0 to the U.S. Pension Plan and $2,105 to its Postemployment Benefit plans in 2016.

        Estimated Future Benefit Payments—The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid by the plans:

	Pension Benefits	Other Postemployment Benefits
2016	$7,837	$2,105
2017	7,945	2,187
2018	8,150	2,191
2019	8,341	2,295
2020	8,472	2,288
2021 - 2025	43,194	11,789

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF DECEMBER 31, 2015 AND 2014 AND
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

8. EMPLOYEE BENEFITS (Continued)

        Fair Value—The following tables set forth by level, within the fair value hierarchy, the U.S. Pension Plan's assets at fair value as of December 31, 2015 and 2014, respectively:

	Fair Value Measurements at Reporting Date Using
	Fair Value at December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets measured at fair value on a recurring basis:
Short-term investments(1)	$545	$545	$—	$—
Money market fund(2)	1,921	1,921	—	—
Collective trust(3)	97,233	—	97,233	—
Group annuity contracts(4)	6,884	—	6,884	—

Total	$106,583	$2,466	$104,117	$—

	Fair Value Measurements at Reporting Date Using
	Fair Value at December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets measured at fair value on a recurring basis:
Short-term investments(1)	$540	$540	$—	$—
Money market fund(2)	658	658	—	—
Collective trust(3)	110,110	—	110,110	—
Group annuity contracts(4)	7,660	—	7,660	—

Total	$118,968	$1,198	$117,770	$—

(1)
Short-term investments include cash and cash equivalents.

(2)
Valued at the net asset value of shares held by the U.S. Pension Plan at year-end based on which individual securities are actively traded.

(3)
Valued at the net asset value based on the total of the unit prices quoted by the fund representing the fair value of the underlying assets.

(4)
Nonparticipating annuity contract with investments in equity and debt securities and real estate.

        Defined Contribution Plans—The Company sponsors a 401(k) plan for eligible employees in the U.S. Charges for employer matching contributions to the 401(k) plan in 2015, 2014 and 2013 totaled $3,944, $3,791 and $3,810, respectively.

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF DECEMBER 31, 2015 AND 2014 AND
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

8. EMPLOYEE BENEFITS (Continued)

        Incentive Plans—The Company's incentive plans provide financial rewards to eligible employees based on the achievement of Company and business unit objectives, as well as individual performance objectives, and are based on a percentage of their base salary. Certain rewards are possible only if the Company achieves certain financial goals established by the Board of Directors. The Company expensed $9,469, $6,797 and $6,682 in incentive payments in 2015, 2014 and 2013, respectively.

9. STOCKHOLDERS' EQUITY

        The Fifth Amended and Restated Certificate of Incorporation of WKI provides that the Company is authorized to issue up to 15,000,000 shares of common stock, par value $0.01 per share, of which 14,256,766 are voting common stock and 743,234 are non-voting common stock. As of December 31, 2015 and 2014, 7,444,321 and 7,442,821 shares, respectively, of common stock were issued. As of December 31, 2015 and 2014, 6,670,593 and 7,412,791 shares of voting common stock and 743,234 and 0 of non-voting common stock, respectively, were outstanding. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.

        As of the emergence from bankruptcy on January 31, 2003, 710,944 shares of common stock were available for issuance, pursuant to grants of stock options, under the Management Stock Plan (the "Stock Plan"). A provision of the Stock Plan provides that the Company's Board of Directors shall make additional shares of common stock available for issuance in the event additional shares of common stock are issued for mergers or acquisitions. As a result of this provision, an additional 352,774, and 163,263 shares of stock were made available for issuance in 2012 and 2010, respectively. As of December 31, 2015, 652,482 options were outstanding under the Stock Plan (see Note 10). In 2015, the Company repurchased 464 shares of its common stock at a total cost of $11 and is accounting for these as treasury stock at cost. The Company reduced the outstanding amount of treasury stock by using 464 shares for stock options exercised at a cost of $11.

10. STOCK COMPENSATION PLANS

        The Stock Plan is designed to attract, retain, and motivate key employees and Directors. Currently, the fair value is recognized as an expense over the vesting period of the award. Option awards are generally granted with an exercise price equal to the fair market value of the Company's stock at the date of grant, vest over a two-year, three-year, or four-year period, and expire after 10 years. There are certain situations that may accelerate the vesting or termination of all outstanding options, such as a change in control. As of December 31, 2015, 124,001 shares were available for grant.

        The Company recorded $1,225, $750 and $1,484 in stock compensation expense for the years ended December 31, 2015, 2014 and 2013, respectively, which is included in selling, general, and administrative expenses with a corresponding increase to additional paid-in capital.

        The fair value of each option award is estimated on the date of grant using the Black Scholes model. Determining the fair value of the Company's stock and options requires making complex and subjective judgments. With the assistance of an external valuation expert, the Company used the income approach to estimate the value of the enterprise, which involves applying discount rates to

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF DECEMBER 31, 2015 AND 2014 AND
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

10. STOCK COMPENSATION PLANS (Continued)

estimated cash flows. The assumptions underlying the estimates are consistent with the Company's business plan; however, there is inherent uncertainty in these estimates. The expected life of the option is calculated using the average of the vesting period and the contractual term. The Company generally uses historical data to estimate employee and director forfeitures within the valuation model. It is not practicable for the Company to estimate the expected volatility of its share price as there is no public market for its shares. Therefore, the expected volatility is calculated based on the average of the expected volatilities of similar companies over periods of time approximating the expected terms of the options. The risk-free rate for the periods within the contractual life of the option is based on the U. S. Treasury yield curve in effect at the time of grant. The dividend yield is assumed to be zero since the Company does not generally pay dividends.

        The fair values of the Company's stock options issued or modified in 2015, 2014, and 2013 were calculated using the following assumptions:

	2015	2014	2013
Weighted-average volatility	30.2 - 52.2%	52.7 - 55.5%	54.4 - 54.5%
Expected term years	6.0 - 7.0	6.0 - 7.0	7.0
Risk-free rate	1.68 - 2.00%	2.31%	1.1 - 1.3%
Dividend yield	0%	0%	0%
Forfeiture rate	5.3 - 10.7%	5.1%	5.0%

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF DECEMBER 31, 2015 AND 2014 AND
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

10. STOCK COMPENSATION PLANS (Continued)

        A summary of option activity under the Stock Plan as of December 31, 2015, 2014, and 2013, and changes during the years then ended, is presented below:

Options	Number of Shares	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term
Outstanding—January 1, 2013	615,672	$16.67
Granted in 2013	84,000	23.73
Exercised in 2013	(10,720)	18.84
Canceled in 2013	(96,400)	10.93

Outstanding—December 31, 2013	592,552	$15.88	7.27
Granted in 2014	152,750	21.82
Exercised in 2014	(81,126)	7.29
Canceled in 2014	(118,954)	15.53

Outstanding—December 31, 2014	545,222	13.82	7.09
Granted in 2015	151,000	24.02
Exercised in 2015	(1,500)	0.15
Canceled in 2015	(42,240)	18.10

Outstanding—December 31, 2015	652,482	$15.93	6.79

Vested and expected to vest—December 31, 2015(1)	616,738	$15.77	6.74

Exercisable—December 31, 2015	368,003	$11.39	5.39

(1)
The expected to vest options are the result of applying the prevesting forfeiture rate assumption to the total outstanding options.

        The weighted-average grant-date fair value of equity options issued during 2015, 2014, and 2013 was $11.12, $11.95, and $13.00 per share, respectively. The intrinsic value for options exercised was $36, $1,025, and $1,470 for 2015, 2014, and 2013 respectively.

        A summary of the status of the Company's nonvested shares as of December 31, 2015 and 2014, and changes during the year ended December 31, 2015, is presented below:

Nonvested Shares	Shares	Weighted-Average Exercise Price Per Share
Nonvested—January 1, 2015	248,344
Granted	151,000	$24.02
Canceled	(26,352)	21.48
Vested	(88,514)	14.96

Nonvested—December 31, 2015	284,478	$21.81

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF DECEMBER 31, 2015 AND 2014 AND
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

10. STOCK COMPENSATION PLANS (Continued)

        As of December 31, 2015, there was $1,934 of total unrecognized compensation cost related to nonvested option compensation arrangements, which is expected to be recognized over a weighted-average remaining period of approximately 2.1 years. The total fair value of shares vested during the years ended December 31, 2015, 2014, and 2013 was $809, $932, and $1,383, respectively.

        In 2008, the Company initiated a Stock Appreciation Rights ("SARs") plan. The purpose of this plan is to enhance stockholder value by aligning participants' financial rewards with stockholders, and to attract and retain key personnel. Under the plan, the SARs have a 10-year term and are exercisable upon certain events that would constitute a change in control of the ownership of the Company. Upon the date of the exercise, proceeds are payable in the amount of the excess of fair market value over the grant price of the SARs. Under the plan, there are 90,365 SARs outstanding as of December 31, 2015. There is no financial statement impact for the years presented.

11. NET INCOME PER SHARE OF COMMON STOCK

        The following table sets forth the computation of basic and diluted earnings per share:

Year end December 31, (in thousands except earnings per share)	2015	2014	2013
Numerator for earnings per share:
Net income that is available to common shareholders	$11,634	$(75,575)	$(12,434)
Denominator for basic earnings per share:
Weighted average shares outstanding	7,442,907	7,416,572	7,238,231
Denominator for diluted earnings per share:
Effect of stock options and stock appreciation rights	227,734	*	*

Adjusted weighted average shares and assumed conversions	7,670,641	7,416,572	7,238,231

Basic earnings per share	$1.56	$(10.19)	$(1.72)

Diluted earnings per share	$1.52	$(10.19)	$(1.72)

        As noted by ' * ' in the table above, the weighted average stock options and stock appreciation rights of 243,212 and 12,236 for the years ended December 31, 2014 and December 31, 2013, respectively, were excluded from the calculations of diluted net loss per share since their effects are anti-dilutive.

        When applicable, diluted shares also include the impact of eligible employee stock options and stock appreciation rights, which are calculated based on the average share price for each fiscal period using the treasury stock method. The average stock price for 2015 was $24.02. Under the treasury stock method, the proceeds that hypothetically would be received from the exercise of all in-the-money options are assumed to be used to repurchase shares.

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF DECEMBER 31, 2015 AND 2014 AND
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

12. INCOME TAXES

        The Company files a consolidated U.S. federal tax return with its domestic subsidiaries. For financial reporting purposes, the Company had foreign and domestic income (loss) before income taxes for the years ended December 31, 2015, 2014 and 2013, as follows:

	2015	2014	2013
U.S. companies	$1,196	$66	$(25,005)
Foreign companies	13,996	4,387	12,242

Income (loss) before income taxes	$15,192	$4,453	$(12,763)

        The components of income tax expense (benefit) for the years ended December 31, 2015, 2014 and 2013, consist of the following items:

	2015	2014	2013
Current:
U.S.	$161	$3	$(171)
Foreign	3,314	1,729	2,918

Total Current	3,475	1,732	2,747

Deferred:
U.S.	(103)	75,762	(4,177)
Foreign	186	2,506	874

Total Deferred	83	78,268	(3,303)

Income tax expense (benefit)	$3,558	$80,000	$(556)

        A valuation allowance is recorded when it is more likely than not that some or all of the deferred tax assets in a given tax jurisdiction will not be realized. Each year, the Company analyzes its deferred tax assets to determine if future recognition of the assets will be attained. This analysis considers all available positive and negative evidence, including past operating results, the existence of cumulative losses, and estimates of future taxable income. In estimating future taxable income, management develops assumptions, including the estimated amount of future federal and state pretax operating income, the reversal of temporary differences, the utilization of net operating loss ("NOL") carryforwards to offset taxable income, and implementation of strategic initiatives. These assumptions require significant judgment involving estimates of future taxable income and are consistent with the plans and estimates the Company is using to manage the underlying business. Based on the available objective evidence per ASC 740 accounting standards, including the Company's history of U.S. losses, it is more likely than not that the net domestic deferred tax assets will not be fully realizable. Accordingly, as prescribed by ASC 740, the Company provided for a full valuation allowance against its net domestic deferred tax assets at December 31, 2015 and 2014. After application of the full valuation allowance, the Company is recognizing a domestic deferred tax liability of $5,563, which is the net of deferred tax liabilities for indefinitely lived intangibles and deferred tax assets for credit carryforwards with unlimited useful lives.

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF DECEMBER 31, 2015 AND 2014 AND
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

12. INCOME TAXES (Continued)

        The valuation allowance activity for the years ended December 31, 2015, 2014 and 2013 is as follows:

Valuation Allowance Activity	2015	2014	2013
Beginning Balance	$107,570	$21,294	$21,653
Benefit to provision for income tax, uncertain tax position	(24,084)	—	—
Charge (benefit) to provision for income tax (other)	(4,344)	82,634	(359)
Charge (benefit) to other comprehensive income	(1,499)	3,642	—

Ending Balance	$77,643	$107,570	$21,294

        The Company regularly reviews developments in case law, changes in tax laws and regulations and rulings by the taxing authorities related to its uncertain tax positions. Based on a court decision reached during 2015, the Company determined it was necessary to reduce the federal benefits it recognized for its NOL carryforward. The Company determined that it was not necessary to reduce the state benefits it recognizes for its NOL carryforwards due to difference between federal and state statutes in effect at the time the Company's tax position was taken.

        As a result of this analysis, the Company has a valuation allowance of $77,643 and $107,570 at December 31, 2015 and 2014, respectively, primarily for domestic deferred tax assets ($75,223 and $105,122 at December 31, 2015 and 2014, respectively) and certain foreign NOLs ($2,418 and $2,448 at December 31, 2015 and 2014, respectively. This valuation allowance decreased by $29,928 in 2015 primarily due to a reduction in the amount of NOL deferred tax assets recognized due an increase in the Company's uncertain tax positions.

        The Company's unrecognized tax benefits at December 31, 2015, 2014, and 2013 were $68,650, $44,566, and $44,577 respectively, and include federal and state exposures related to uncertain tax positions largely for the NOLs discussed above. If these benefits were recognized there would be no impact to the Company's effective tax rate due to the full valuation allowance the Company has provided against its net domestic deferred tax assets (including NOLs).

        The Company recognizes interest accrued related to unrecognized tax benefits and penalties as income tax expense. The amounts accrued for penalties and interest related to unrecognized tax benefits were $0 and $0 during 2015 and 2014, respectively.

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF DECEMBER 31, 2015 AND 2014 AND
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

12. INCOME TAXES (Continued)

        The following table summarizes the changes in gross unrecognized tax benefit for the years ended December 31, 2015, 2014 and 2013:

	2015	2014	2013
Unrecognized Tax Benefits at January 1,	$44,566	$44,577	$44,577
Increase/(decrease) for positions taken in prior years	24,084	—	—
Increase/(decrease) for positions taken in current year	—	—	—
Decrease due to settlements with taxing authorities	—	—	—
Decrease due to lapse of applicable statute of limitations	—	(11)	—

Unrecognized Tax Benefits at December 31,	$68,650	$44,566	$44,577

        The $24,084 increase for positions taken in prior years based on the 2015 court decision mentioned above.

        The income tax provision from continuing operations at the effective tax rate differs from the income tax provision at the U.S. federal statutory tax rate in effect during the years ended December 31, 2015, 2014 and 2013, for the following reasons:

Effective Tax Rate Reconciliation	2015	2014	2013
U.S. statutory tax rate	35.0%	35.0%	35.0%
Increase (reduction) in income taxes resulting from:
State taxes—net of federal benefit	0.5	115.9	(4.5)
Settlement with former Snapware shareholders	(1.1)	(15.2)	—
Valuation allowance	(187.8)	1,593.2	3.7
Foreign tax expense	(6.9)	(22.8)	12.3
Expiration of foreign tax credit	11.0	42.5	(11.2)
Reserve for uncertain tax positions	158.5	(0.2)	—
Foreign repatriation including dividends	11.4	41.0	(29.2)
Other	2.8	7.3	(1.7)

Effective tax rate	23.4%	1796.7%	4.4%

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF DECEMBER 31, 2015 AND 2014 AND
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

12. INCOME TAXES (Continued)

        The tax effects of temporary differences and carryforwards that give rise to the deferred tax assets and liabilities at December 31, 2015 and 2014, are comprised of the following:

	2015	2014
Deferred tax assets:
Property and equipment and intangible assets	$338	$461
Postemployment, pension, and other employee benefits	27,406	27,861
Loss and tax credit carryforwards	50,074	77,435
Inventories	2,075	1,679
Bad debt	788	874
Reorganization costs	6,224	6,246
Tenant improvements and deferred rents	3,202	3,285
Restructuring costs	79	81
Customer advertising allowance	1,454	1,310
Hedging	—	106
Stock options	2,107	1,704
Bonus and vacation	3,680	2,911
Other	1,105	3,505

Gross deferred tax assets	98,532	127,458
Deferred tax assets valuation allowance	(77,642)	(107,570)

Net deferred tax assets	20,890	19,888
Deferred tax liabilities:
Property and equipment and intangible assets	(17,367)	(16,590)
Hedging	(609)	—
Basis difference in foreign subsidiaries	(6,464)	(6,563)

Net deferred tax liabilities	(24,440)	(23,153)

Net deferred tax (liabilities) assets	$(3,550)	$(3,265)

Recorded on consolidated balance sheet as:
Current deferred tax assets	$2,513	$2,434
Current deferred tax liabilities	(80)	—
Non-current deferred tax assets	1,098	1,570
Non-current deferred tax liabilities	(7,081)	(7,269)

	$(3,550)	$(3,265)

        As a result of the Company's bankruptcy, the NOLs that are shown above are net of the attribute reduction and uncertain tax positions. The Company's gross tax NOL carryforwards and credit carryforwards for federal income tax purposes, after such attribute reduction and uncertain tax positions, are $56,699 and $131,498 as of December 31, 2015 and 2014, respectively. In addition, these

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF DECEMBER 31, 2015 AND 2014 AND
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

12. INCOME TAXES (Continued)

NOL carryforwards do not include the excess tax benefits on stock compensation in the amounts of $4,110 and $4,079 as of December 31, 2015 and 2014, respectively. Such NOL tax carryforwards expire from 2023 through 2034. The Company's gross tax NOL carryforwards for state income tax purposes, after such attribute reduction and uncertain tax positions, are $263,382 and $268,631 as of December 31, 2015 and 2014, respectively. As noted above, the Company determine that it was not necessary to further reduce its gross NOL carryforwards for uncertain tax positions due to differences between federal and state statutes in effect at the time the Company's tax position was taken. These state tax NOL carryforwards expire from 2016 through 2034.

        The Company's ability to utilize its NOL and credit carryforwards may be subject to limitation if the Company undergoes an ownership change pursuant to Section 382 of the IRC. The Company's 2003 reorganization was an ownership change as defined by Section 382. However, because the ownership change occurred in connection with the reorganization under Chapter 11 of the Bankruptcy Code, the use of the Company's NOL carryforwards and tax credits generated prior to the ownership change that are not reduced pursuant to the provision discussed above are not subject to an overall limitation. Subsequent to the bankruptcy, the Company has not undergone any additional ownership changes pursuant to Section 382. As of December 31, 2015, the Company had a cumulative change in ownership of approximately 7.2% for the testing period defined in Section 382.

        In general, it is the practice and intention of the Company to repatriate the current earnings of its non-U.S. subsidiaries to the United States. As of December 31, 2015 the Company has made a provision for U.S. tax purposes of $6,464 for accumulated foreign unremitted current earnings of its Australian, Korean, and Malaysian subsidiaries, as excess cash may be remitted to the United States. The Company has determined that the earnings of its Canadian and Chinese subsidiaries are permanently reinvested. As such, no taxes have been provided for these accumulated unremitted earnings. If this determination were to change, the Company would need to provide for approximately $1,348 of additional taxes.

        The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax of multiple international, state, and local jurisdictions. All federal tax years since 2006 will remain open due to NOL carryforwards. No U.S. federal income tax returns are currently under examination. During 2015 the local tax authority completed an audit of one of the Company's Mexican subsidiaries for the 2009 tax year. The results of the audit are being litigated and the final liability cannot yet be determined.

13. DERIVATIVES

        The Company uses derivative instruments to manage the volatility of cash flow fluctuations caused by changes in interest rates and foreign currency exchange rates. The Company does not use derivative instruments for speculative trading purposes and does not typically hedge beyond five years. All outstanding derivative instruments are recorded on the balance sheet at fair value (see Note 14 for additional discussion).

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF DECEMBER 31, 2015 AND 2014 AND
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

13. DERIVATIVES (Continued)

        On July 15, 2010, the Company entered into one interest rate swap with two notional amounts of $50,000 and $40,000, which started on September 30, 2012 and September 30, 2013, respectively; the former expired on September 30, 2013, and the latter expired on September 30, 2014. As part of the Second Amendment, the interest rate swap's embedded floor was lowered from 1.25% to 1.00% to match the terms of the amended debt. The swap fixes the LIBOR rate at 2.75%.

        On August 17, 2011, the Company entered into one interest rate cap with a notional amount of $30,000, which started on September 30, 2012, and expired on September 30, 2013. The agreement provides a cap of LIBOR at 2.0%.

        On August 17, 2011, the Company entered into one interest rate swap with a notional amount of $30,000, which started on September 30, 2013, and expires on September 30, 2015. The swap fixes the LIBOR rate at 1.857%. There were no more interest rate swaps at December 31, 2015.

        On March 5, 2013, the embedded floor on the remaining swaps was increased to 1.25% to match the terms of the restated Senior Credit Facility.

        Beginning in 2012, the Company began making payments on the expiring interest rate swap agreements. The Company recorded $183, $472 and $1,168 in payments for the years ended December 31, 2015, 2014 and 2013, respectively, which is included in interest expense.

        The Company enters into foreign currency forward contracts to eliminate cash flow variability related to intercompany or third-party payments made or received by the Company's subsidiaries that are remitted in a currency other than its functional currency. The Company had the following amounts and values of foreign currency forward contracts hedged December 31, 2015 and 2014, respectively:

Foreign Currency Contracts Held and Treated as Hedged
As of December 31, 2015

Foreign Currency to be Sold	Number of Contracts	Value of Contracts (in local currency)
Canadian Dollars ("CAD")	33	41.0 Million
Australian Dollars ("AUD")	30	8.4 Million
Japenese Yen ("YEN")	36	1.5 Billion
Malaysian Ringgit ("MYR")	27	34.4 Million
Korean won ("~~W~~")	18	12.9 Billion
Mexican Pesos ("MXN")	1	7.9 Million

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF DECEMBER 31, 2015 AND 2014 AND
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

13. DERIVATIVES (Continued)

Foreign Currency Contracts Held and Treated as Hedged
As of December 31, 2014

Foreign Currency to be Sold	Number of Contracts	Value of Contracts (in local currency)
Canadian Dollars ("CAD")	18	41.1 million
Australian Dollars ("AUD")	12	3.0 million
Japenese Yen ("YEN")	58	2.3 billion
Malaysian Ringgit ("MYR")	12	27.6 million
Korean won ("~~W~~")	12	12.4 billion
Mexican Pesos ("MXN")	6	84.6 million

        All of the Company's derivatives discussed above qualified and were designated as cash flow hedges. Hedge accounting is applied only when the derivatives are deemed to be highly effective at offsetting changes in anticipated cash flows of the hedged items or transactions. Any ineffective portion of the change in the fair value of a derivative designated as a cash flow hedge is recognized in current earnings. The Company recognized such income of $241 in cost of sales in 2015, did not have any ineffective portion in 2014 and recognized such income of $1,169 in other expense—net in 2013.

        The Company enters into derivative contracts that are not accounted for using hedge accounting to eliminate income variability related to intercompany payments made by the Company's subsidiaries that are remitted in a currency other than its functional currency and to reduce the risk associated with the repricing of foreign currency supply contracts due to foreign currency exchange rate fluctuations. Any realized or unrealized gain or loss from these contracts is recorded in other expense.

        In August 2012, the Company transferred title of 2,250 ounces of platinum to a bank in exchange for its market value of $3,139. In August 2013 and August 2014, the Company renewed its obligation related to the 2,250 ounces of platinum for an additional one year. In August 2015, the Company renewed its obligation related to the 2,250 ounces of platinum for an additional 3 months. In November 2015, the Company renewed its obligation related to the 2,250 ounces of platinum for an additional one year. The agreement valued the platinum at $2,250. At the end of the agreement, the Company expects to either repurchase the platinum at its then-current market value or enter into another similar agreement. There is an embedded derivative in this transaction as the Company has market value risk related to the liability since precious metal prices can increase. However, the Company holds an equal amount of precious metals that creates a perfect hedge. Therefore, the precious metals that are physically held and on the balance sheet at cost work as a hedge of the liability. The Company accounts for the transaction as a fair value hedge.

        Each quarter, the Company will mark-to-market the liability through earnings to the latest market value of the 2,250 ounces of platinum. At the same time, the carrying value of the asset related to these 2,250 ounces of platinum will be adjusted through earnings by the change in its market value. As the liability and the carrying value of the asset offset each other, there is no net impact on earnings. The Company recorded $119, $169 and $141 in interest expense for the 2,250 ounces of precious metals for the years ended December 31, 2015, 2014 and 2013, respectively.

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF DECEMBER 31, 2015 AND 2014 AND
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

13. DERIVATIVES (Continued)

        Throughout the year, the Company also entered into precious metals consignment agreements with a major financial institution. Under these arrangements, the Company does not take title to consigned assets until payment. Accordingly, the Company does not include the value of consigned assets or the corresponding liability in its consolidated financial statements. The value of consigned assets at December 31, 2015, 2014, and 2013 was $5,289, $2,961, and $0, respectively. The agreement terms are for periods of one year or less. The Company capitalized $148, $384, and $179 in interest expense for 3,246, 7,204, and 3,386 ounces of precious metals as part of a tank rebuild for the years ended December 31, 2015, 2014 and 2013, respectively. These fees will be amortized over the useful life of the tank. During the years ended December 31, 2015 and 2014, the Company recorded $145 and $25 in interest expense, respectively, for 2,415 ounces of precious metals for non-capitalizable projects. During the year ended December 31, 2015, the Company recorded $12 of interest expense for 3,401 ounces of precious metals that will be capitalized as part of a tank rebuild in 2016.

14. FAIR VALUE

        The following tables present the Company's financial assets and liabilities that are measured at fair value on a recurring basis at December 31, 2015 and 2014, respectively:

	Fair Value Measurements at Reporting Date Using
December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$44	$—	$—

Assets Designated as Hedging Instruments
Precious Metals—Whose title was transferred	$171	$—	$—
Foreign Currency	—	1,641	—

Total	$171	$1,641	$—

Derivative Liabilities Not Designated as Hedging Instruments
Precious Metals—Whose title was transferred	$1,962	$—	$—

Derivative Liabilities Designated as Hedging Instruments
Foreign Currency	—	1,072	—

Total	$—	$1,072	$—

Recorded on consolidated balance sheets as:
Cash and cash equivalents	$44	$—	$—
Precious Metals	171	—	—
Accrued Expenses	1,962	1,072	—
Prepaid expenses	—	1,641	—

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF DECEMBER 31, 2015 AND 2014 AND
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

14. FAIR VALUE (Continued)

	Fair Value Measurements at Reporting Date Using
December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$28	$—	$—

Assets Designated as Hedging Instruments
Precious Metals—Whose title was transferred	$932	$—	$—

Derivative Liabilities Not Designated as Hedging Instruments
Precious Metals—Whose title was transferred	$2,724	$—	$—

Derivative Liabilities Designated as Hedging Instruments
Interest Rate Swaps	$—	$137	$—
Foreign Currency	—	572	—

Total	$—	$709	$—

Recorded on consolidated balance sheets as:
Cash and cash equivalents	$28	$—	$—
Precious Metals	932	—	—
Accrued Expenses	2,724	709	—

        For derivatives designated as fair value hedges, the changes in the fair values of both the derivative instrument and the hedged item are recognized in earnings in the current period. For derivatives designated as cash flow hedges, the effective portion of changes in fair value of the derivative is recorded to accumulated other comprehensive income and is reclassified to earnings when the underlying transaction has an impact on earnings. The Company reclassified net realized losses of $4,398, net realized gains of $682 and net realized losses of $1,604 to cost of sales for the years ended December 31, 2015, 2014 and 2013, respectively. As discussed in Note 13, the ineffective portion of changes in fair value of the derivative is recorded in earnings. For derivatives not classified as fair value or cash flow, all changes in market value are recorded to earnings.

        The fair value of the interest rate swap liabilities, foreign currency forward contracts, and foreign currency put option assets as of December 31, 2015 and 2014, were derived from a valuation statement from the counterparty to the transaction. The fair value was calculated using widely accepted valuation techniques, including a combination of the market and income approaches. For the interest rate swaps, foreign currency put options, and foreign currency forward contracts, the credit risk of the counterparty was considered in the valuation. The risk was determined to be insignificant primarily due to the expiration of the forward contracts in 2011 and the sufficient credit ratings of the counterparty; therefore, a credit valuation adjustment was not recorded.

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF DECEMBER 31, 2015 AND 2014 AND
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

15. SUPPLEMENTAL CASH FLOW INFORMATION

        Noncash investing and financing activities are excluded from the consolidated financial statements of cash flows. For 2015, 2014 and 2013, noncash activities included $1,369, $734 and $652, respectively, to record the change in the fair value of the hedging derivatives agreements. The Company entered into $0, $118 and $3,503 in 2015, 2014 and 2013, respectively, of capital lease agreements to finance the purchase of equipment. For 2015, 2014 and 2013, noncash activities included $376, $371 and $5,261 of tenant improvement allowances related to facility leases. During 2015, 2014 and 2013, accrued capital expenditures increased $262, $734 and $296, with the offsetting decrease in liability recorded in accounts payable. During 2015, 2014 and 2013, $0 of charges, $95 of charges and $14 of net proceeds for the exercise of stock options were settled through noncash exchanges.

16. SEGMENT REPORTING

        The Company is a leading manufacturer, designer, developer, and/or marketer of consumer bakeware, dinnerware, kitchen and household tools, rangetop cookware, cutlery, food storage and general storage products. The brands and business units have the same end customer base, are in the same market and industry, and have the same infrastructure.

        The Company's reportable segments are organized and managed principally by geographic region: North America, Asia Pacific, and Latin America/EMEA. Sales and operating EBITDA reflect end market reporting pursuant to which sales and related costs are included based on the geographical destination of the sale. Our three reportable segments are defined below.

        North America—includes sales of products having an end market destination in the United States and Canada.

        Asia Pacific—includes sales of products having an end market destination in Asia Pacific.

        LA / EMEA—includes sales of products having an end market destination in Latin America, Europe, Middle East and Africa.

        The Company's management reviews operating EBITDA to evaluate segment performance, allocate resources, and measure incentive awards. Operating EBITDA consists of segment earnings before interest expense, income tax expense, depreciation and amortization as well as items such as expenses related to restructuring costs for distribution optimization, corporate cost reduction, and stock compensation expense. Other expense (income), net, as reported in the audited consolidated financial statements, is included in operating EBITDA of the respective reportable segments.

        Certain costs not related to any particular reportable segment are reported within retained corporate costs. These costs include certain headquarter, general and administrative expenses such as senior executive salaries and benefits, stock compensation, facility costs and global product supply chain costs. Corporate expenses, interest and other expenses and the provision for income taxes are centrally managed and, accordingly, such items are not presented by segment since they are excluded from the measure of segment performance reviewed by management. Therefore, Corporate is not deemed a separate reporting segment and the associated costs will be included in a reconciliation of Segment operating EBITDA to net income (loss).

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF DECEMBER 31, 2015 AND 2014 AND
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

16. SEGMENT REPORTING (Continued)

        The Company's assets, which are principally in North America and Asia Pacific, are also managed geographically. The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies.

        Reportable segment data were as follows:

Net Sales:	2015	2014	2013
North America	$458,377	$445,759	$436,288
Asia Pacific	190,148	171,336	171,810
LA/EMEA	23,449	27,295	21,868

Consolidated	$671,974	$644,390	$629,966

Segment Operating EBITDA:	2015	2014	2013
North America	$72,337	$69,592	$61,636
Asia Pacific	38,347	36,895	40,639
LA/EMEA	3,774	4,343	5,470

Consolidated	$114,458	$110,830	$107,745

Reconciliation of Segment Operating EBITDA to Net Income (Loss):	2015	2014	2013
Segment operating EBITDA	$114,458	$110,830	$107,745
Corporate expenses	(37,879)	(36,035)	(37,145)
Depreciation	(34,707)	(39,145)	(39,296)
Amortization of intangibles	(2,585)	(2,619)	(2,574)
Loss on sale/disposition of property and equipment	(165)	(692)	(282)
Stock compensation expense	(1,225)	(751)	(1,484)
Restructuring costs for distribution optimization	—	—	(18,964)
Restructuring accelerated depreciation	—	—	2,457
Corporate cost reduction and reorganization	(2,737)	(6,328)	(3,614)
Business transaction review costs	(414)	(6)	(1,143)
Other	61	(65)	(253)
Other expense, net	549	3,616	946

Income from operations	35,356	28,805	6,393
Other expense, net	(549)	(3,616)	(946)
Interest expense—net	(19,615)	(20,736)	(18,210)

Income (loss) before income tax (expense) benefit	15,192	4,453	(12,763)
Income tax (expense) benefit	(3,558)	(80,000)	556

Net Income (Loss)	11,634	(75,547)	(12,207)
Less: Net Income Attributable to Noncontrolling Interest	—	28	227

Net Income (Loss) Attributable to WKI Holding Company, Inc.	$11,634	$(75,575)	$(12,434)

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF DECEMBER 31, 2015 AND 2014 AND
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

16. SEGMENT REPORTING (Continued)

        Sales and segment profit in the preceding tables are from transactions with customers, with inter-segment profit eliminated. Sales of products to customers in the United States were $402,989, $385,373, and $372,320 in 2015, 2014, and 2013, respectively. Sales of products to customers in Canada were $55,388, $60,386, and $63,959 in 2015, 2014, and 2013, respectively. There were no other foreign countries in which sales were individually material to the Company's total sales.

        Net sales by brand were as follows:

	Net Sales by Brand Year Ended December 31,
	2015	2014	2013
Corelle	$236,253	$241,769	$233,705
Pyrex	162,847	138,903	129,981
Snapware	62,620	64,251	61,920
Visions	43,151	36,754	33,253
OLFA	38,455	39,411	38,290
Corningware	42,285	41,785	43,430
Chicago Cutlery	28,035	23,951	26,478
Other(1)	58,328	57,567	62,909

Consolidated	$671,974	$644,390	$629,966

(1)
Other is comprised of over 10 individual brands as well as purchased product sold in our Retail Stores. In total these items represent less than 10% of our total sales.

Depreciation & Amortization	2015	2014	2013
North America(1)	$24,508	$28,109	$29,061
Asia Pacific	10,314	11,890	11,463
LA/EMEA	2,470	1,765	1,346

Consolidated	$37,292	$41,764	$41,870

Capital Expenditures	2015	2014	2013
North America(1)	$23,242	$21,425	$15,497
Asia Pacific	1,990	3,104	1,488
LA/EMEA	—	61	1

Consolidated	$25,232	$24,590	$16,986

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF DECEMBER 31, 2015 AND 2014 AND
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

16. SEGMENT REPORTING (Continued)

        The long-lived assets exclude goodwill:

Long-lived Assets	2015	2014
North America(1)	$158,786	$171,884
Asia Pacific	8,070	8,733
LA/EMEA	12	35

Consolidated	$166,868	$180,652

(1)
Corporate depreciation and amortization, capital expenditures, and long-lived assets are included in North America because it is impracticable to present the balances separately.

        The goodwill balances by reporting segment as of December 31, 2015, 2014, and 2013 are:

North America	$36,343
Asia Pacific	19,606
LA/EMEA	3

Total	$55,952

17. SUBSEQUENT EVENTS

        During 2015, the local tax authority completed an audit of one of the Company's Mexican subsidiaries for the 2009 tax year. The results of the audit are being litigated. In February 2016, the Company filed a lawsuit in local Mexican court to protest the assessment. As part of the filing, the Company was required to post a bond equal to the total assessment, approximately $6,200. The bond was guaranteed by WKI and the Company posted a 43% cash deposit as security.

        The Company evaluated whether there were any other events subsequent to December 31, 2015, which required disclosure through March 25, 2016, when the financial statements were available for issuance.

18. SUBSEQUENT EVENTS (UNAUDITED)

        On April 19, 2016, GP Investments Acquisition Corp. ("GPIAC") announced that it has entered into a definitive agreement to acquire World Kitchen. The transaction, which has been approved by the boards of directors of both companies, is subject to approval of GPIAC shareholders and the satisfaction or waiver of customary closing conditions, including regulatory approvals. The transaction is expected to close in the third quarter of 2016. Upon closing, there will be an immediate change in CEO. Also at closing, the current CFO will begin a transition period, with a new permanent CFO to be identified at a later date.

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF DECEMBER 31, 2015 AND 2014 AND
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

18. SUBSEQUENT EVENTS (UNAUDITED) (Continued)

        Under the Company's 2008 SARs plan, the SARs become exercisable upon a change in control of the ownership of the Company. The expense and liability estimated at $2,300 related to the excess of the fair market value over the grant price of the SARs will be recorded upon such change in control.

        The Company reissued its 2015 financial statements in order to include segment disclosures and other immaterial clarifying disclosures. In connection with the reissuance of these financial statements, the Company has considered whether there are other subsequent events that have occurred since March 25, 2016 and through June 21, 2016 (the date of reissuance) that require recognition or disclosure in the 2015 financial statements and believes that there are no such events.

*  *  *  *  *  *

WKI Holding Company, Inc. and Subsidiaries

Consolidated Financial Statements
as of April 3, 2016 and December 31, 2015 and
for the quarters ended April 3, 2016 and April 5, 2015

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	April 3, 2016 (Unaudited)	December 31, 2015
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$27,261	$43,717
Accounts receivable	55,977	71,379
Less allowances	(3,183)	(3,104)

Accounts receivable—net	52,794	68,275
Inventories
Raw materials	13,535	13,152
In-process goods	56,776	46,687
Finished goods	77,572	69,805
Inventory reserve	(2,322)	(2,467)

Total inventories—net	145,561	127,177
Current deferred tax assets	2,556	2,513
Prepaid expenses and other current assets	24,228	22,670

Total current assets	252,400	264,352
OTHER ASSETS:
Non-current deferred tax assets	1,309	1,098
Precious metals	23,648	23,532
Workers' compensation receivable	2,500	2,500
Computer software—net	2,705	2,519
Other assets	2,200	2,327

Total other assets	32,362	31,976
PROPERTY, PLANT, AND EQUIPMENT:
Land	940	940
Buildings	30,556	30,499
Machinery and equipment	269,837	268,783

	301,333	300,222
Less accumulated depreciation	(212,512)	(206,894)

Property, plant and equipment—net	88,821	93,328
OTHER INTANGIBLE ASSETS—net	40,982	41,564
GOODWILL	55,952	55,952

TOTAL ASSETS	$470,517	$487,172

See notes to consolidated financial statements.

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands, except share and per share amounts)

	April 3, 2016 (Unaudited)	December 31, 2015
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$43,490	$44,418
Current portion of long-term debt	13,687	3,938
Other current liabilities:
Wages and employee benefits	26,504	23,418
Trade allowances and deductions	10,430	17,649
Accrued taxes	2,327	4,690
Advertising and promotion	1,358	1,653
Current deferred tax liabilities	80	80
Other accrued expenses	10,234	13,044

Total other current liabilities	50,933	60,534

Total current liabilities	108,110	108,890
LONG-TERM DEBT	227,566	237,349
PENSION AND POSTEMPLOYMENT BENEFIT OBLIGATIONS	62,915	62,120
OTHER LONG-TERM LIABILITIES:
Workers' compensation reserve	8,665	8,493
Non-current deferred tax liabilities	7,544	7,081
Other long-term liabilities	11,643	11,709

Total other long-term liabilities	27,852	27,283

Total liabilities	426,443	435,642
STOCKHOLDERS' EQUITY:
Common stock, $0.01 par value—authorized, 15,000,000 shares; issued, 7,484,821 and 7,444,321 shares as of April 3, 2016 and December 31, 2015, respectively	74	74
Treasury stock	—	(493)
Additional paid-in capital	148,615	148,426
Accumulated deficit	(59,548)	(51,427)
Accumulated other comprehensive loss:	(45,067)	(45,050)

Total stockholders' equity	44,074	51,530

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$470,517	$487,172

See notes to consolidated financial statements.

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(In thousands)

	For the quarter ended April 3, 2016	For the quarter ended April 5, 2015
Net Sales	$133,225	$144,448
Cost of Sales	95,484	100,516

Gross Profit	37,741	43,932
Selling, General and Administrative Expenses	39,982	41,383
Amortization of Intangibles	642	648

Income (Loss) from Operations	(2,883)	1,901
Other Income—Net	(645)	(485)
Interest Expense—Net	4,638	5,207

Loss Before Income Tax Expense (Benefit)	(6,876)	(2,821)
Income Tax Expense (Benefit)	1,245	(315)

Net Loss	$(8,121)	$(2,506)

Net loss per share:
Basic	$(1.09)	$(0.34)

Diluted	$(1.09)	$(0.34)

Weighted average shares:
Basic	7,475,676	7,442,821

Diluted	7,475,676	7,442,821

See notes to consolidated financial statements.

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

(In thousands)

	For the quarter ended April 3, 2016	For the quarter ended April 5, 2015
Net Loss Attributable to WKI Holding Company, Inc.	$(8,121)	$(2,506)
Other Comprehensive Income (Loss), Net of Tax:
Foreign Currency Translation Adjustment	709	(477)
Derivative Fair Value Adjustment	(726)	1,604

Other Comprehensive Income (Loss), Net of Tax	(17)	1,127

Total Comprehensive Loss	$(8,138)	$(1,379)

See notes to consolidated financial statements.

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE QUARTER ENDED APRIL 3, 2016

(In thousands)

	Common Stock	Treasury Stock	Additional Paid-In Capital	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
BALANCE—December 31, 2015	74	(493)	148,426	(51,427)	(45,050)	51,530
Net loss attributable to WKI Holding Company, Inc.				(8,121)		(8,121)
Other comprehensive loss					(17)	(17)
Exercise of stock options		493	(112)			381
Stock-based compensation for options classified as equity			301			301

BALANCE—April 3, 2016 (unaudited)	$74	$—	$148,615	$(59,548)	$(45,067)	$44,074

See notes to consolidated financial statements.

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(In thousands)

	For the quarter ended April 3, 2016	For the quarter ended April 5, 2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(8,121)	$(2,506)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	9,412	10,163
Amortization of deferred financing fees	628	691
Deferred taxes	290	(564)
Stock-based compensation expense	301	342
Loss on sale/disposition of property and equipment	—	1
Provision for postemployment benefits—net of cash paid	838	640
Changes in operating assets and liabilities:
Accounts receivable	16,562	11,539
Inventories—net	(17,772)	(15,751)
Prepaid expenses and other current assets	(3,139)	(986)
Accounts payable and other current liabilities	(9,078)	(14,535)
Other assets and liabilities	(787)	(1,501)

Net cash used in operating activities	(10,866)	(12,467)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(4,852)	(8,430)
Intangible asset expenditures	(60)	(44)

Net cash used in investing activities	(4,912)	(8,474)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term debt—other than revolving credit facility	(1,094)	(1,397)
Borrowings on revolving credit facilities	—	51,000
Payments on revolving credit facilities	—	(35,000)
Proceeds from exercise of common stock options	512	—
Payment of deferred financing fees	(100)	(101)
Principal payments on capital lease obligations	(392)	(399)

Net cash (used in) provided by financing activities	(1,074)	14,103

EFFECT OF EXCHANGE RATE CHANGES ON CASH	396	(1,047)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(16,456)	(7,885)
CASH AND CASH EQUIVALENTS—Beginning of year	43,717	28,044

CASH AND CASH EQUIVALENTS—End of period	$27,261	$20,159

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest—net of amounts capitalized	$3,574	$4,066

Income taxes—net of refunds	$760	$738

See notes to consolidated financial statements.

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) AS OF AND FOR THE
QUARTERS ENDED APRIL 3, 2016 AND APRIL 5, 2015

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

        WKI Holding Company, Inc. and subsidiaries (the "Company" or "WKI") is a leading manufacturer, designer, developer, and/or marketer of consumer bakeware, dinnerware, kitchen and household tools, rangetop cookware, cutlery, food storage and general storage products. Major trademarks owned by the Company include Corelle®, Chicago Cutlery®, Snapware®, Visions®, Ekco®, Baker's Secret®, Revere® and Magnalite®. Major trademarks licensed by the Company include Pyrex®, Corningware®, and Olfa®. In addition to the licensed trademarks, the Company has an exclusive distribution agreement in North America for Olfa® products through December 31, 2020.

        The Company has positions in major channels of distribution for its products in North America and has also achieved a significant presence in certain international markets, primarily Asia and Australia.

        In North America, the Company sells both on a wholesale basis to mass merchants, department stores, Dot.com retailers, specialty retailers, and grocery chains; and on a retail basis through Company-operated retail stores and the Internet. The Company's strategy involves competing based upon obtaining a better understanding of consumers' needs, designing products that better meet those needs, and driving consumer awareness.

        Internationally, the Company has gained market positions in key Asia-Pacific countries. The Company's go-to-market approach differs depending upon maturity of the retail distribution and customer concentration in each country. The Company has established sales subsidiaries in Singapore, China, Australia, and Korea. In several other countries, the Company relies on third-party distributor relationships.

        Sales to WKI's largest customer accounted for approximately 12% and 13% of net sales for the quarters ended April 3, 2016 and April 5, 2015, respectively. There were no concentrations in accounts receivable.

        The Company primarily manufactures its Corelle®, Snapware®, and Pyrex® products, which constitute a significant portion of the Company's net sales.

        WKI uses a 4-4-5 calendar where each quarter has 13 weeks which are grouped into two 4-week "months" and one 5-week "month". This is a common calendar structure within the manufacturing industry. The end of each quarterly reporting period ends on the last Sunday in the 13-week quarter. Since WKI reports on a calendar year-end, the reporting period always ends on December 31st.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The consolidated financial statements and footnotes thereto were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), the most significant of which include:

        Principles of Consolidation—The consolidated financial statements and notes do not contain certain information included in the annual consolidated financial statements and notes WKI Holdings Company, Inc. and subsidiaries. Unless otherwise indicated or unless the context otherwise requires, all references to the "Company" mean WKI Holdings Company Inc. and its consolidated subsidiaries. The consolidated balance sheet at December 31, 2015 was derived from the Company's audited consolidated

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) AS OF AND FOR THE
QUARTERS ENDED APRIL 3, 2016 AND APRIL 5, 2015 (Continued)

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

financial statements, but does not include all disclosures required by generally accepted accounting principles in the United States of America ("GAAP"). The remaining consolidated financial statements are unaudited. In the opinion of management, all normal, recurring adjustments necessary for a fair presentation of such unaudited financial statements have been included therein. Interim results may not be indicative of results for a full year. These unaudited consolidated financial statements and notes should be read in conjunction with the Company's annual consolidated financial statements.

        Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates.

        Revenue Recognition—Revenue is recognized net of provisions for customer allowances, including returns, cash discounts, rebates, incentives, and other promotional consideration, when products are shipped to customers and when substantially all risk of ownership has transferred. The Company records sales net of taxes (sales, value added, and other taxes) collected and accrues these tax liabilities in the other current liabilities section of the consolidated balance sheets.

        Accounts Receivable, Sales Returns and Allowances—The Company records trade receivables when revenue is recorded in accordance with our revenue recognition policy and relieves accounts receivable when payments are received from customers. On a regular basis, the Company evaluates its accounts receivable and establishes allowances for doubtful accounts, including returns and cash discounts. Allowances for doubtful accounts are based on an evaluation of customer programs, historical bad debts, customer concentration, customer credit ratings, current economic trends, and changes in customer payment patterns. Estimates for returns are based on historical return rates, customer inventory levels, current economic trends, and changes in consumer demand due to product acceptance and, in some cases, from information acquired through discussion with customers.

        Warranty Reserve—The Company offers replacement warranties of up to the lifetime of certain products. The Company warranty reserve is based on historical sales and return trends. The warranty reserve was $464 and $450 as of April 3, 2016 and December 31, 2015, respectively, and is included in other accrued expenses.

        Fair Value of Financial Instruments—Per FASB ASC guidance, fair value is measured using a three-tiered hierarchy. The three-tiered hierarchy, which prioritizes the inputs used in the valuation methodology, is (1) Level 1—valuations based on quoted prices for identical assets and liabilities in active markets; (2) Level 2—valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active or other inputs that are observable or can be corroborated by observable market data; and (3) Level 3—valuations based on unobservable inputs reflecting the Company's own assumptions, consistent with reasonably available assumptions made by other market participants.

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) AS OF AND FOR THE
QUARTERS ENDED APRIL 3, 2016 AND APRIL 5, 2015 (Continued)

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The estimated fair value of cash and cash equivalents, receivables, and trade payables approximate their carrying value due to the short maturity of these instruments. The carrying amounts of the Company's borrowings approximate fair value as the interest rates reflect current market rates. The estimated fair value of the Company's borrowings is based on changes (if any) to the Company's debt rating. The estimated fair value of the Company's Senior Canadian Secured Term Loan is also based on the change in the foreign exchange rate between Canadian and U.S. dollars. As there has been no change to the Company's debt rating for the year, and the portion of the Company's debt that is not denominated in U.S. dollars has been translated into U.S. dollars, the estimated fair value of the debt approximates the carrying amount of the debt (see Note 4 for a more detailed discussion of the Company's debt). The Company is not aware of any factors that would significantly affect the estimated fair values.

        Translation of Foreign Currencies—The accounts of most foreign subsidiaries and affiliates are measured using the local currency as the functional currency. For those operations, assets and liabilities are translated into U.S. dollars using period-end exchange rates and income and expense accounts are translated at an average exchange rate. Net changes resulting from such translations are excluded from net income and are recorded as a separate component of accumulated other comprehensive income (loss) in the consolidated financial statements.

        Gains and losses from realized and unrealized foreign currency transactions are included in other expense in the period in which they arise.

        Income Taxes—The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that includes the enactment date.

        The Company records net deferred tax assets to the extent these assets will more likely than not be realized. In making such determination, consideration is given to all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies, and recent financial operations. Recognition of a tax benefit from uncertain tax positions is made when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits of the position.

        Stock-Based Compensation—The Company expenses costs related to share-based payment transactions with employees and directors over the period in which they vest. Stock-based compensation expense for all awards granted after December 31, 2005, is based on the grant-date fair value estimated in accordance with the provisions of FASB ASC guidance. The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period of the award, which is generally three to four years for stock options.

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) AS OF AND FOR THE
QUARTERS ENDED APRIL 3, 2016 AND APRIL 5, 2015 (Continued)

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Determining the appropriate fair value model and calculating the fair value of share-based payment awards requires the input of highly subjective assumptions, including the expected life of the share-based payment awards and stock price volatility. The assumptions used in calculating the fair value of share-based payment awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of judgment. In addition, expense is recognized for the shares expected to vest based on an estimate of the expected prevesting forfeiture rate. As a result, if factors change and the Company uses different assumptions, the stock-based compensation expense could be materially different in the future. See Note 8 for a further discussion of stock-based compensation.

        Recently Issued Accounting Standards—In May 2014, the FASB issued Accounting Standards Update No. 2014-09, "Revenue from Contracts with Customers" (ASU 2014-09), which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry specific guidance. ASU 2014-09 is based on the principle that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to fulfill a contract. Entities have the option of using either a full retrospective or a modified retrospective approach for the adoption of the new standard. This update is effective for interim and annual reporting periods beginning after December 15, 2016; early adoption is not permitted. In August 2015, the FASB issued ASU 2015-14 which defers the effective date one year from January 1, 2017 to January 1, 2018, but early adoption as of January 1, 2017 is permitted. For private companies, ASU 2015-14 defers the effective date one year from January 1, 2018 to January 1, 2019, but early adoption as of January 1, 2018 is permitted. We intend to implement new accounting pronouncements in accordance with the relief available to emerging growth companies under the JOBS Act. We are currently evaluating whether or not to early adopt the standard and we are currently assessing the impact that this standard will have on our Consolidated Financial Statements.

        In April 2015, the FASB issued Accounting Standards Update No. 2015-03, "Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs" (ASU 2015-03), which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. Prior to the issuance of ASU 2015-03, debt issuance costs were required to be presented in the balance sheet as an asset. In August 2015, the FASB issued Accounting Standards Update No. 2015-15, "Interest—Imputation of Interest (Subtopic 835-30): Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line of credit Arrangements" (ASU 2015-15), which states that entities may continue presenting unamortized debt issuance costs for line of credit arrangements as an asset. ASU 2015-15 is effective immediately. ASU 2015-03 is effective for interim and annual reporting periods beginning after December 31, 2015; early adoption is permitted. The Company adopted ASU 2015-03 and 2015-15 retrospectively in our Consolidated Financial Statements at December 31, 2015.

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) AS OF AND FOR THE
QUARTERS ENDED APRIL 3, 2016 AND APRIL 5, 2015 (Continued)

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In May 2015, the FASB issued Accounting Standards Update No. 2015-07, "Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent)" (ASU 2015-07), which removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by FASB ASC Topic 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for entities for fiscal years beginning after December 15, 2015 and interim periods within those fiscal years, with retrospective application to all periods presented. Early application is permitted. For private companies, ASU 2015-07 defers the effective date is for fiscal years beginning after December 15, 2016 and interim periods within those fiscal years. We intend to implement new accounting pronouncements in accordance with the relief available to emerging growth companies under the JOBS Act. We are currently assessing the impact that this standard will have on our Consolidated Financial Statements.

        In July 2015, the FASB issued Accounting Standards Update No. 2015-11, "Inventory (Topic 330): Simplifying the Measurement of Inventory" (ASU 2015-11), which requires that inventory be measured at the lower of its cost or the estimated sale price, minus the costs of completing the sale, which the FASB calls the net realizable value. This update is effective for interim and annual reporting periods beginning after December 15, 2016; early adoption is permitted. For private companies, ASU 2015-11 is effective for fiscal years beginning after December 15, 2016 and interim periods within fiscal years beginning after December 15, 2017. We intend to implement new accounting pronouncements in accordance with the relief available to emerging growth companies under the JOBS Act. We are currently evaluating the impact that this standard will have on our Consolidated Financial Statements.

        In November 2015, the FASB issued Accounting Standards Update No. 2015-17, "Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes" (ASU 2015-17), which requires that deferred tax liabilities and assets be classified as non current in a classified statement of financial position. This update is effective for interim and annual reporting periods beginning after December 15, 2016 with early adoption permitted. For private companies, ASU 2015-17 is effective for annual reporting periods beginning after December 15, 2017 and interim periods within annual periods beginning after December 15, 2018. We intend to implement new accounting pronouncements in accordance with the relief available to emerging growth companies under the JOBS Act. We are currently assessing the impact that this standard will have on our Consolidated Financial Statements.

        In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)," which requires lessees to recognize a right of use asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. ASU 2016-02 is effective for fiscal years beginning after December 15, 2019. For private companies, ASU 2016-02 is effective for fiscal years beginning after December 15, 2019 and interim periods within fiscal years beginning after December 15, 2020. We intend to implement new accounting pronouncements in accordance with the relief available to emerging growth companies under the JOBS Act. The Company is currently evaluating the impact that this standard will have on our Consolidated Financial Statements.

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) AS OF AND FOR THE
QUARTERS ENDED APRIL 3, 2016 AND APRIL 5, 2015 (Continued)

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In March 2016, the FASB issued ASU No. 2016-09, "Compensation—Stock Compensation (Topic 718)," (ASU 2016-09), which simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. For all other entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for any entity in any interim or annual period. We intend to implement new accounting pronouncements in accordance with the relief available to emerging growth companies under the JOBS Act. The Company is currently evaluating the impact that this standard will have on our Consolidated Financial Statements.

3. INTANGIBLE ASSETS

        The Company's other intangible assets at April 3, 2016 and December 31, 2015, consist of the following:

	April 3, 2016			December 31, 2015
	Gross Balance	Accumulated Amortization	Net Balance	Gross Balance	Accumulated Amortization	Net Balance
Amortized intangible assets:
Patents	$6,785	$(5,766)	$1,019	$6,725	$(5,670)	$1,055
WKI customer relationships	24,750	(24,750)	—	24,750	(24,750)	—
Snapware intangible assets:
Customer relationships	17,289	(4,538)	12,751	17,289	(4,322)	12,967
Trademarks	9,954	(2,613)	7,341	9,954	(2,488)	7,466
Technology	8,092	(4,248)	3,844	8,092	(4,046)	4,046
In-process research and development	259	(68)	191	259	(65)	194

Total	67,129	(41,983)	25,146	67,069	(41,341)	25,728
Non-amortizing intangible assets:
WKI trademarks	15,836	—	15,836	15,836	—	15,836

Total	15,836	—	15,836	15,836	—	15,836

Total other intangible assets	$82,965	$(41,983)	$40,982	$82,905	$(41,341)	$41,564

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) AS OF AND FOR THE
QUARTERS ENDED APRIL 3, 2016 AND APRIL 5, 2015 (Continued)

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

3. INTANGIBLE ASSETS (Continued)

        Amortization expense relating to intangible assets was $642 and $648 for the quarters ended April 3, 2016 and April 5, 2015, respectively. The estimated amortization expense for 2016 and each of the four succeeding years and thereafter relating to intangible assets is as follows:

2016	$2,543
2017	2,460
2018	2,402
2019	2,326
2020	2,279
Thereafter	13,136

4. BORROWINGS

        Debt outstanding as of April 3, 2016 and December 31, 2015 is as follows:

	April 3, 2016		December 31, 2015
	Long-Term	Due Within One Year	Long-Term	Due Within One Year
Senior U.S. secured term loan due March 2019	$222,680	$12,120	$232,910	$2,520
Canadian revolver due March 2018	5,398	—	5,058	—
Distribution rationalization lease buyout restructure loan	3,465	1,136	3,755	1,121
MELF loan	458	767	651	761
Precious metals	—	2,153	—	1,962

Total debt	232,001	16,176	242,374	6,364
Less—financing fees	(4,435)	(2,489)	(5,025)	(2,426)

Total debt	$227,566	$13,687	$237,349	$3,938

        On June 9, 2010, the Company entered into a senior credit facility with various lenders ("Senior Credit Facility"). The Senior Credit Facility was amended on December 22, 2010, May 2, 2011 (the "Second Amendment"), and May 31, 2012.

        On March 4, 2013, the Company completed an Amendment and Restatement of the Senior Credit Facility ("Restatement"). The facility consists of a $190,000 six-year term loan ("Term Loan") and a $90,000 five-year revolver ("Revolver"). The proceeds were used to pay down the U.S. secured term loans, capex loan, the previous revolver, and the Canadian term loan in March 2013. As part of the First Amendment of the Senior Credit Facility, as amended and restated, dated November 20, 2013, the Company borrowed an additional $62,000. The collateral securing these obligations are the assets of the Company.

        Interest on the Term Loan is equal to the greater of (i) the LIBOR rate (for the one-, two-, three-, or nine-month interest period elected by the Company) and (ii) 1.25%, plus the applicable margin rate. The margin rate, as amended, was initially set at 4.25%. The interest rate in effect for Eurodollar

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) AS OF AND FOR THE
QUARTERS ENDED APRIL 3, 2016 AND APRIL 5, 2015 (Continued)

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

4. BORROWINGS (Continued)

Loans as of April 3, 2016, was 5.50%. Interest on the Revolver varies depending on the type of Loan and the margin rate. It ranged from 5.50% to 6.75% during 2015. Revolver Loans can be Base Rate, Eurodollar, or Multicurrency. The Margin can change depending on the company's Total Leverage Ratio. The financial covenants include maximum leverage and maximum capital expenditures measured quarterly.

        The Senior Credit Facility, as amended and restated, contains restrictions, including but not limited to, those related to additional indebtedness, transactions with affiliates, mergers and acquisitions, asset sales, limitations on dividends, changes in business ownership, and the amendment of material agreements.

        The Company is currently in compliance with all of the financial restrictions and covenants in the Senior Credit Facility, as amended.

        The Company opted to make an unscheduled principal payment of $10,000 in May 2013, which decreased the required quarterly principal payments of $475 to $450 beginning June 2013. The additional borrowings of $62,000 in November 2013 increased the quarterly principal payment to $630 beginning December 2013. The Company is required to pay a 50% excess cash flow sweep of $9,600 due April 29, 2016, or 120 days after year-end, which lowered the remaining balloon payment in March 2019 to $218,270.

        The Revolver provides for a revolving credit facility and letters of credit in a combined maximum principal amount of $90,000, with a maximum issuance of $45,000 for letters of credit. The Company pays a quarterly commitment fee of 0.5% per annum on the average daily unused amount. As of April 3, 2016, the Company had $63,358 available under the Revolver.

        In the normal course of business and as collateral for performance, the Company is contingently liable under standby letters of credit totaling $21,244 as of April 3, 2016 and $21,244 as of December 31, 2015.

        On September 16, 2010, the Company entered into a loan agreement with the Pennsylvania Department of Community and Economic Development Machinery and Equipment Loan Fund ("MELF Loan"). The proceeds from the $5,000 MELF Loan was used by the Company to finance certain capital equipment expenditures at its glass production facility in Pennsylvania. The MELF Loan bears an annual interest rate of 3.0%. The MELF Loan requires monthly principal and interest payments of $66 through September 1, 2017.

        In January 2014, the Company financed $6,696 of the lease buyout at 5.5% over six years. The note requires quarterly principal and interest payments of $342 through October 1, 2019.

5. RELATED-PARTY TRANSACTIONS

        Debt fund affiliates of certain stockholders of the Company are also participant lenders in the debt syndicate that financed the Senior Credit Facility as amended and restated. The amount attributed to these stockholders is 11.11% of the total borrowing availability.

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) AS OF AND FOR THE
QUARTERS ENDED APRIL 3, 2016 AND APRIL 5, 2015 (Continued)

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

5. RELATED-PARTY TRANSACTIONS (Continued)

        During the normal course of business, the Company participates in certain banking transactions with stockholders. Related-party transactions with these stockholders consisted of banking and letter of credit (refunds) and fees of $(2) and $48 for the quarters ended April 3, 2016 and April 5, 2015, respectively.

6. COMMITMENTS AND CONTINGENCIES

        Litigation—The Company is a defendant or plaintiff in various claims and lawsuits arising in the normal course of business, including tax uncertainties arising from doing business in various Latin American jurisdictions. The Company believes, based upon information it currently possesses, consultation with counsel and taking into account established reserves for estimated liabilities and its insurance coverage, that the ultimate outcome of the proceedings and actions is unlikely to have a material adverse effect on the Company's financial condition or results of its operations or cash flows; however, there is no certainty as to the ultimate outcome.

        Leases—The Company is party to certain non-cancelable lease agreements, which expire at various dates through 2025. Certain of the Company's leases contain escalation clauses, which require base rent increases over the term of the lease; however, the expense is recorded using a straight-line basis over the lease term. The Company incurs contingent rent at certain retail facilities based on the sales of the location.

7. EMPLOYEE BENEFITS

        Components of Net Periodic Benefit Cost for the quarters ended April 3, 2016 and April 5, 2015 are as follows:

	Pension Benefits		Post Employment Benefits
	April 3, 2016	April 5, 2015	April 3, 2016	April 5, 2015
Service cost	$350	$300	$181	$198
Interest cost	1,472	1,433	389	386
Expected return on plan assets	(1,837)	(2,065)	—	—
Amortization of prior service cost	—	—	61	(83)
Amortization of net actuarial loss	335	292	6	56

Net periodic benefit cost (benefit)	$320	$(40)	$637	$557

        As of April 3, 2016, the Company's accrued pension benefit and other postemployment benefit liabilities were $28,464 and $34,451, respectively. For the quarter ended April 3, 2016, $0 in contributions have been made to the pension plan and $381 in retiree medical claims have been paid to the postemployment benefit plan. The Company presently anticipates paying an additional $0 to the U.S. Pension Plan in 2016 and anticipates paying an additional $1,724 in retiree medical claims to its postemployment benefit plan for a total of $2,105.

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) AS OF AND FOR THE
QUARTERS ENDED APRIL 3, 2016 AND APRIL 5, 2015 (Continued)

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

8. STOCK COMPENSATION PLANS

        The Company created the Stock Plan on January 31, 2003, under which a total of 710,944 shares of common stock became available for issuance. An additional 352,774 and 163,263 shares of common stock became available for issuance in 2012 and 2010, respectively. The Stock Plan is designed to attract, retain, and motivate key employees and directors. Currently, the fair value is recognized as an expense over the vesting period of the award. Option awards are generally granted with an exercise price equal to the fair market value of the Company's stock at the date of grant, vest over a two-year, three-year, or four-year period, and expire after 10 years. There are certain situations that may accelerate the vesting or termination of all outstanding options, such as a change in control. As of April 3, 2016, 120,887 shares were available for grant.

        The Company recorded $301 and $342 in stock option compensation expense for the quarters ended April 3, 2016 and April 5, 2015, respectively, which is included in selling, general and administrative expenses with a corresponding increase to additional paid-in capital.

        A summary of option activity under the Stock Plan during the three month period ended April 3, 2016 is presented below:

Options	Number of Shares	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term
Outstanding at December 31, 2015	652,482	$15.93	6.79
Granted in 2016	15,000	24.02
Exercised in 2016	(40,500)	12.63
Canceled in 2016	(3,545)	23.24

Outstanding at April 3, 2016	623,437	$16.31	6.70

Vested and expected to vest at April 3, 2016(1)	587,890	$16.13	6.64

Exercisable at April 3, 2016	361,986	$12.25	5.40

(1)
The expected to vest options are the result of applying the prevesting forfeiture rate assumption to total outstanding options.

        In 2008, the Company initiated a Stock Appreciation Rights ("SARs") plan. The purpose of this plan is to enhance stockholder value by aligning participants' financial rewards with shareholders and to attract and retain key personnel. Under the plan, the SARs have a 10-year term and are exercisable upon certain events that would constitute a change in control of the ownership of the Company. Upon the date of the exercise, proceeds are payable in the amount of the excess of fair market value over the grant price of the SARs. Under the plan, there are currently 73,698 SARs outstanding as of April 3, 2016.

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) AS OF AND FOR THE
QUARTERS ENDED APRIL 3, 2016 AND APRIL 5, 2015 (Continued)

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

9. NET LOSS PER SHARE OF COMMON STOCK

        The following table sets forth the computation of basic and diluted loss per share:

	Quarters ended April 3 and April 5, (in thousands except loss per share)
	2016	2015
Numerator for loss per share:
Net loss that is available to common shareholders	$(8,121)	$(2,506)
Denominator for basic loss per share:
Weighted average shares outstanding	7,475,676	7,442,821
Denominator for diluted loss per share:
Effect of stock options and stock appreciation rights	*	*

Adjusted weighted average shares and assumed conversions	7,475,676	7,442,821

Basic loss per share	$(1.09)	$(0.34)

Diluted loss per share	$(1.09)	$(0.34)

        As noted by ' * ' in the table above, the weighted average stock options and stock appreciation rights of 234,635 and 227,739 for the quarters ended April 3, 2016 and April 5, 2015, respectively, were excluded from the calculations of diluted net loss per share since their effects are anti-dilutive.

        When applicable, diluted shares also include the impact of eligible employee stock options and stock appreciation rights, which are calculated based on the average share price for each fiscal period using the treasury stock method. The average stock price for 2016 and 2015 were $25.46 and $24.02. Under the treasury stock method, the proceeds that hypothetically would be received from the exercise of all in-the-money options are assumed to be used to repurchase shares.

10. INCOME TAXES

        For interim tax reporting, the Company's tax provision is based on its estimated effective tax rate for the annual period, adjusted for the effects of items required to be treated as discrete to the period such as changes in tax laws, changes in estimated exposures for uncertain tax positions and other items.

        The Company's resulting effective tax rate is (18.10%) for the quarter ended April 3, 2016 which differs from the U.S. statutory rate primarily due to the valuation allowance on the Company's U.S. deferred tax assets and the differences in statutory rates in the foreign jurisdictions where the Company is subject to tax. The Company's effective tax rate of (18.10%) for the quarter ended April 3, 2016 differs from its effective rate of 10.40% for the quarter ended April 5, 2015 due to year over year changes in the geographic distribution of income and loss.

        The Company assesses its ability to realize its deferred tax assets in all jurisdictions on a quarterly basis in order to determine the need for valuation allowances. Based on this analysis, at April 3, 2016 the Company continued to record a full valuation allowance on its U.S. deferred tax assets, along with valuation allowances on the deferred tax assets in certain foreign jurisdictions.

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) AS OF AND FOR THE
QUARTERS ENDED APRIL 3, 2016 AND APRIL 5, 2015 (Continued)

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

11. DERIVATIVES

        The Company uses derivative instruments to manage the volatility of cash flow fluctuations caused by changes in interest rates and foreign currency exchange rates. The Company does not use derivative instruments for speculative trading purposes and does not typically hedge beyond five years. All outstanding derivative instruments are recorded on the balance sheet at fair value (see Note 12 for additional discussion).

        On August 17, 2011, the Company entered into one interest rate swap with a notional amount of $30,000, which started on September 30, 2013, and expired on September 30, 2015. The swap fixes the LIBOR rate at 1.857%. On March 5, 2013, the embedded floor on the remaining swaps was increased to 1.25% to match the terms of the restated Senior Credit Facility. There were no interest rate swaps at December 31, 2015 or April 3, 2016.

        On March 5, 2013, the embedded floor on the remaining swaps was increased to 1.25% to match the terms of the restated Senior Credit Facility.

        Beginning in 2012, the Company began making payments on the expiring interest rate swap agreements. The Company recorded $0 and $45 in payments for the quarters ended April 3, 2016 and April 5, 2015, respectively, which is included in interest expense.

        The Company enters into foreign currency forward contracts to eliminate cash flow variability related to intercompany or third-party payments made or received by the Company's subsidiaries that are remitted in a currency other than its functional currency. The Company had the following amounts and values of foreign currency forward contracts hedged at April 3, 2016 and December 31, 2015, respectively:

Foreign Currency Contracts Held and Treated as Hedged
As of April 3, 2016

Foreign Currency to be Sold	Number of Contracts	Value of Contracts (in local currency)
Candian Dollars ("CAD")	36	35.2 Million
Australian Dollars ("AUD")	26	8.2 Million
Japenese Yen ("YEN")	27	1.1 Billion
Malaysian Ringgit ("MYR")	33	25.2 Million
Korean won ("~~W~~")	16	12.2 Billion
Mexican Pesos ("MXN")	3	15 Million

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) AS OF AND FOR THE
QUARTERS ENDED APRIL 3, 2016 AND APRIL 5, 2015 (Continued)

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

11. DERIVATIVES (Continued)

Foreign Currency Contracts Held and Treated as Hedged
As of December 31, 2015

Foreign Currency to be Sold	Number of Contracts	Value of Contracts (in local currency)
Canadian Dollars ("CAD")	33	41.0 Million
Australian Dollars ("AUD")	30	8.4 Million
Japenese Yen ("YEN")	36	1.5 Billion
Malaysian Ringgit ("MYR")	27	34.4 Million
Korean won ("~~W~~")	18	12.9 Billion
Mexican Pesos ("MXN")	1	7.9 Million

        All of the Company's derivatives discussed above qualified and were designated as cash flow hedges. Hedge accounting is applied only when the derivatives are deemed to be highly effective at offsetting changes in anticipated cash flows of the hedged items or transactions. Any ineffective portion of the change in the fair value of a derivative designated as a cash flow hedge is recognized in current earnings. The Company recognized such income of $208 in cost of sales in the first quarter of 2016.

        The Company enters into derivative contracts that are not accounted for using hedge accounting to eliminate income variability related to intercompany payments made by the Company's subsidiaries that are remitted in a currency other than its functional currency and to reduce the risk associated with the repricing of foreign currency supply contracts due to foreign currency exchange rate fluctuations. Any realized or unrealized gain or loss from these contracts is recorded in other expense.

        In August 2012, the Company transferred title of 2,250 ounces of platinum to a bank in exchange for its market value of $3,139. In August 2013 and August 2014, the Company renewed its obligation related to the 2,250 ounces of platinum for an additional one year. In August 2015, the Company renewed its obligation related to the 2,250 ounces of platinum for an additional 3 months. In November 2015, the Company renewed its obligation related to the 2,250 ounces of platinum for an additional one year. The agreement valued the platinum at $2,250. At the end of the agreement, the Company expects to either repurchase the platinum at its then-current market value or enter into another similar agreement. There is an embedded derivative in this transaction as the Company has market value risk related to the liability since precious metal prices can increase. However, the Company holds an equal amount of precious metals that creates a perfect hedge. Therefore, the precious metals that are physically held and on the balance sheet at cost work as a hedge of the liability. The Company accounts for the transaction as a fair value hedge.

        Each quarter, the Company will mark-to-market the liability through earnings to the latest market value of the 2,250 ounces of platinum. At the same time, the carrying value of the asset related to these 2,250 ounces of platinum will be adjusted through earnings by the change in its market value. As the liability and the carrying value of the asset offset each other, there is no net impact on earnings. The Company recorded $27 and $43 in interest expense for the 2,250 ounces of precious metals for the quarters ended April 3, 2016 and April 5, 2015.

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) AS OF AND FOR THE
QUARTERS ENDED APRIL 3, 2016 AND APRIL 5, 2015 (Continued)

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

11. DERIVATIVES (Continued)

        Throughout the year, the Company also entered into precious metals consignment agreements with a major financial institution. Under these arrangements, the Company does not take title to consigned assets until payment. Accordingly, the Company does not include the value of consigned assets or the corresponding liability in its consolidated financial statements. The value of consigned assets at April 3, 2016 and December 31, 2015 was $5,289 and $5,289, respectively. The agreement terms are for periods of one year or less. The Company capitalized $148 in interest expense for 3,246 ounces of precious metals as part of a tank rebuild for the years ended December 31, 2015. The Company did not capitalize any interest in the quarters ended April 3, 2016 and April 5, 2015. These fees will be amortized over the useful life of the tank. The Company recorded $30 and $38 in interest expense for the quarters ended April 3, 2016 and April 5, 2015, respectively, for 2,415 ounces of precious metals for non-capitalizable projects.

12. FAIR VALUE

        The following tables present the Company's financial assets and liabilities that are measured at fair value on a recurring basis at April 3, 2016 and December 31, 2015, respectively:

	Fair Value Measurements at Reporting Date Using
April 3, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$27	$—	$—

Assets Designated as Hedging Instruments
Precious Metals—Whose title was transferred	$362	$—	$—
Foreign Currency	—	44	—

Total	$362	$44	$—

Derivative Liabilities Not Designated as Hedging Instruments
Precious Metals—Whose title was transferred	$2,153	$—	$—

Derivative Liabilities Designated as Hedging Instruments
Interest Rate Swaps	$—	$—	$—
Foreign Currency	—	148	—

Total	$—	$148	$—

Recorded on consolidated balance sheets as:
Cash and cash equivalents	$27	$—	$—
Precious Metals	362	—	—
Other Accrued Expenses	2,153	148	—
Prepaid expenses	—	44	—

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) AS OF AND FOR THE
QUARTERS ENDED APRIL 3, 2016 AND APRIL 5, 2015 (Continued)

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

12. FAIR VALUE (Continued)

	Fair Value Measurements at Reporting Date Using
December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$44	$—	$—

Assets Designated as Hedging Instruments
Precious Metals—Whose title was transferred	$171	$—	$—
Foreign Currency	—	1,641	—

Total	$171	$1,641	$—

Derivative Liabilities Not Designated as Hedging Instruments
Precious Metals—Whose title was transferred	$1,962	$—	$—

Derivative Liabilities Designated as Hedging Instruments
Interest Rate Swaps	$—	$—	$—
Foreign Currency	—	1,072	—

Total	$—	$1,072	$—

Recorded on consolidated balance sheets as:
Cash and cash equivalents	$44	$—	$—
Precious Metals	171	—	—
Other Accrued Expenses	1,962	1,072	—
Prepaid expenses	—	1,641	—

        For derivatives designated as fair value hedges, the changes in the fair values of both the derivative instrument and the hedged item are recognized in earnings in the current period. For derivatives designated as cash flow hedges, the effective portion of changes in fair value of the derivative is recorded to accumulated other comprehensive income and is reclassified to earnings when the underlying transaction has an impact on earnings. The Company reclassified net realized losses of $606 and $800 for the quarters ended April 3, 2016 and April 5, 2015, respectively. As discussed in Note 11, the ineffective portion of changes in fair value of the derivative is recorded in earnings. For derivatives not classified as fair value or cash flow, all changes in market value are recorded to earnings.

        The fair value of the foreign currency forward contracts, and foreign currency put option assets as of April 3, 2016 and December 31, 2015, were derived from a valuation statement from the counterparty to the transaction. The fair value was calculated using widely accepted valuation techniques, including a combination of the market and income approaches. For the interest rate swaps, foreign currency put options, and foreign currency forward contracts, the credit risk of the counterparty was considered in the valuation. The risk was determined to be insignificant primarily due to the expiration of the forward contracts in 2011 and the sufficient credit ratings of the counterparty; therefore, a credit valuation adjustment was not recorded.

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) AS OF AND FOR THE
QUARTERS ENDED APRIL 3, 2016 AND APRIL 5, 2015 (Continued)

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

13. SEGMENT REPORTING

        The Company is a leading manufacturer, designer, developer, and/or marketer of consumer bakeware, dinnerware, kitchen and household tools, rangetop cookware, cutlery, food storage and general storage products. The brands and business units have the same end customer base, are in the same market and industry, and have the same infrastructure.

        The Company's reportable segments are organized and managed principally by geographic region: North America, Asia Pacific, and Latin America/EMEA. Sales and operating EBITDA reflect end market reporting pursuant to which sales and related costs are included based on the geographical destination of the sale. Our three reportable segments are defined below.

          North America—includes sales of products having an end market destination in the United States and Canada.

          Asia Pacific—includes sales of products having an end market destination in Asia Pacific.

          LA / EMEA—includes sales of products having an end market destination in Latin America, Europe, Middle East and Africa.

        The Company's management reviews operating EBITDA to evaluate segment performance, allocate resources, and measure incentive awards. Operating EBITDA consists of segment earnings before interest expense, income tax expense, depreciation and amortization as well as items such as expenses related to corporate cost reduction and stock compensation expense. Other expense (income), net, as reported in the unaudited consolidated financial statements, is included in operating EBITDA of the respective reportable segments.

        Certain costs not related to any particular reportable segment are reported within retained corporate costs. These costs include certain headquarter, general and administrative expenses such as senior executive salaries and benefits, stock compensation, facility costs and global product supply chain costs. Corporate expenses, interest and other expenses and the provision for income taxes are centrally managed and, accordingly, such items are not presented by segment since they are excluded from the measure of segment performance reviewed by management. Therefore, Corporate is not deemed a separate reporting segment and the associated costs will be included in a reconciliation of Segment operating EBITDA to net income (loss).

        The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies.

        Reportable segment data were as follows:

	Net Sales Quarter ended		Operating EBITDA Quarter ended
	April 3, 2016	April 5, 2015	April 3, 2016	April 5, 2015
North America	$88,007	$94,928	$8,323	$13,114
Asia Pacific	40,826	43,026	9,447	8,188
LA/EMEA	4,392	6,494	288	973

Total	$133,225	$144,448	$18,058	$22,275

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) AS OF AND FOR THE
QUARTERS ENDED APRIL 3, 2016 AND APRIL 5, 2015 (Continued)

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

13. SEGMENT REPORTING (Continued)

	Quarter ended
Reconciliation of Operating EBITDA to Net Loss	April 3, 2016	April 5, 2015
Segment Operating EBITDA	$18,058	$22,275
Corporate Expenses	(8,961)	(8,645)
Depreciation Expense	(8,770)	(9,515)
Amortization of intangibles	(642)	(648)
Stock Compensation Expense	(301)	(342)
Corporate Cost Reduction and Reorganization	(251)	(740)
Capital transaction review costs	(1,168)	—
Other	(203)	1
Other expense, net	(645)	(485)

Income (loss) from operations	2,883	1,901
Other expense, net	645	485
Interest Expense—Net	(4,638)	(5,207)

Loss before income tax (expense) benefit	(6,876)	(2,821)
Income tax (expense) benefit	(1,245)	315

Net Loss Attributable to WKI Holding Company, Inc.	$(8,121)	$(2,506)

        Net sales by brand were as follows:

	Net Sales by Brand Quarter ended
	April 3, 2016	April 5, 2015
Corelle	$47,511	$48,776
Pyrex	27,486	29,652
Snapware	14,429	17,834
Visions	11,829	12,763
OLFA	8,349	9,558
Corningware	7,617	7,882
Chicago Cutlery	5,350	5,467
Other(1)	10,654	12,516

Consolidated	$133,225	$144,448

(1)
Other is comprised of over 10 individual brands as well as purchased product sold in our Retail Stores. In total these items represent less than 10% of our total sales.

14. SUBSEQUENT EVENTS

        On April 19, 2016, GP Investments Acquisition Corp. ("GPIAC") announced that it has entered into a definitive agreement to acquire World Kitchen. The transaction, which has been approved by the

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) AS OF AND FOR THE
QUARTERS ENDED APRIL 3, 2016 AND APRIL 5, 2015 (Continued)

ALL U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS

14. SUBSEQUENT EVENTS (Continued)

boards of directors of both companies, is subject to approval of GPIAC shareholders and the satisfaction or waiver of customary closing conditions, including regulatory approvals. The transaction is expected to close in the third quarter of 2016. Upon closing, there will be an immediate change in CEO. Also at closing, the current CFO will begin a transition period, with a new permanent CFO to be identified at a later date.

        Under the Company's 2008 SARs plan, the SARs become exercisable upon a change in control of the ownership of the Company. The expense and liability estimated at $2,300 related to the excess of the fair market value over the grant price of the SARs will be recorded upon such change in control.

        The Company evaluated whether there were any other events subsequent to April 3, 2016, which required disclosure through May 18, 2016, when the financial statements were available for issuance. No other events were noted. In addition, the Company considered whether there are any other subsequent events that have occurred since May 18, 2016 and through June 21, 2016 (date of issuance) that require recognition or disclosure in these interim financial statements and believes there are none.

*  *  *  *  *  *

ANNEXES

Annex A-1:	Agreement and Plan of Merger, dated as of April 19, 2016, by and among GP Investments Acquisition Corp., Let's Go Acquisition Corp., WKI Holding Company, Inc., and the Holder Representative
Annex A-2
Amendment No. 1, dated July 28, 2016, to Agreement and Plan of Merger, dated as of April 19, 2016, by and among GP Investments Acquisition Corp., Let's Go Acquisition Corp., WKI Holding Company, Inc. and the Holder Representative
Annex B:	Amended and Restated Memorandum and Articles of Association of GP Investments Acquisition Corp., a Cayman Islands exempted company
Annex C:	Form of Certificate of Incorporation of World Kitchen Group, Inc., a Delaware corporation
Annex D:	Form of Bylaws of World Kitchen Group, Inc., a Delaware corporation
Annex E:	Form of Certificate of Domestication of GP Investments Acquisition Corp. to be filed with the Secretary of State of the State of Delaware
Annex F:	GP Investments Acquisition Corp. 2016 Omnibus Incentive Plan
Annex G:	Form of Proxy Card for GP Investments Acquisition Corp. Special Meeting of Shareholders
Annex H:	Opinion of Duff & Phelps, LLC
Annex I:	Form of Audit Committee Charter
Annex J:	Form of Compensation Committee Charter
Annex K:	Form of Nomination and Corporate Governance Committee Charter

Annex A-1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

GP INVESTMENTS ACQUISITION CORP.,

LET'S GO ACQUISITION CORP.,

WKI HOLDING COMPANY, INC.,

and,

solely in its capacity as the initial
Holder Representative hereunder,

WKI GROUP, LLC

dated as of April 19, 2016

A.A-1-i

A.A-1-ii

A.A-1-iii

A.A-1-iv

        THE FOLLOWING EXHIBITS AND SCHEDULES TO THE AGREEMENT AND PLAN OF MERGER HAVE BEEN OMITTED IN ACCORDANCE WITH ITEM 601(B)(2) OF REGULATION S-K.

World Kitchen Disclosure Letter
1.1	Permitted Liens
1.3(a)	Knowledge
4.2	Subsidiaries
4.4	No Conflict
4.5	Governmental Authorities; Consents
4.6	Capitalization of the Company
4.7	Capitalization of Subsidiaries
4.8	Financial Statements
4.9	Liabilities
4.10	Litigation and Proceedings
4.11	Legal Compliance
4.12	Contracts
4.13	Company Benefit Plans
4.14	Labor Relations; Employees
4.16	Brokers' Fees
4.17	Insurance
4.18	Licenses, Permits and Authorizations
4.19	Machinery, Equipment and Other Tangible Property; Sufficiency
4.20	Real Property
4.21	Intellectual Property
4.22	Environmental Matters
4.23	Absence of Changes
4.24	Export Controls
4.25	Affiliate Transactions
4.27	Indebtedness
4.31	Customers and Suppliers
4.32	Capital Expenditures
6.1	Conduct of Business
6.9	Capital Expenditure Funding
7.3	Employee Matters
Section A	Form of Written Consent
Section B	NWC Methodology
GPIAC Disclosure Letter
1.3(b)	Knowledge
5.7	Governmental Authorities; Consents
5.14	Brokers' Fees
12.2(a)	Section 12.2(a)
Section A	Form of Certificate of Merger
Section B	Certificate of Incorporation of the Surviving Corporation
Section C	By-Laws of the Surviving Corporation

A.A-1-v

AGREEMENT AND PLAN OF MERGER

        This Agreement and Plan of Merger, dated as of April 19, 2016 (this "Agreement"), is made and entered into by and among GP Investments Acquisition Corp., a Cayman Islands exempted company limited by shares (which shall domesticate as a Delaware corporation prior to the Closing (as defined below)) ("Acquiror"), Let's Go Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Acquiror ("Merger Sub"), WKI Holding Company, Inc., a Delaware corporation (the "Company"), and, solely in its capacity as the initial Holder Representative hereunder, WKI Group, LLC, a Delaware limited liability company.

RECITALS

        WHEREAS, Acquiror is a blank check company incorporated as a Cayman Islands exempted company and formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses;

        WHEREAS, prior to the Closing (as defined below) and subject to the conditions of this Agreement, Acquiror shall domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended (the "DGCL") and Article 206 of the Cayman Islands Companies Law (2013 Revision);

        WHEREAS, upon the terms and subject to the conditions of this Agreement, and in accordance with Section 251 of the DGCL, at the Closing, Merger Sub will merge with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will be the surviving company and a wholly-owned subsidiary of Acquiror, and, upon the Effective Time (as defined below) of the Merger, all shares of Company Common Stock will be converted into the right to receive the Merger Consideration as set forth in this Agreement;

        WHEREAS, the Board of Directors of the Company has approved and declared advisable this Agreement and the Merger;

        WHEREAS, the Board of Directors of Acquiror has (i) approved and declared advisable this Agreement and the Merger and (ii) resolved to recommend approval of this Agreement by the shareholders of Acquiror;

        WHEREAS, in furtherance of the merger of the Merger Sub with and into the Company and in accordance with the terms hereof, Acquiror shall provide an opportunity to its shareholders to have their outstanding shares of Acquiror Common Stock redeemed on the terms and subject to the conditions set forth in this Agreement and Acquiror's memorandum and articles of association ("Acquiror Governing Documents") in connection with obtaining the Acquiror Shareholder Approval (as defined below);

        WHEREAS, in connection with Acquiror's and Merger Sub's entry into this Agreement, (a) the Principal Stockholders (as defined below) and Lock-up Stockholders (as defined below) have executed and delivered to Acquiror a letter agreement, dated as of the date hereof, pursuant to which, among other things, the Principal Stockholders and Lock-up Stockholders have agreed to certain restrictions regarding the transfer of the Aggregate Stock Consideration to be received by them and (b) Acquiror has agreed to provide certain registration rights to the Principal Stockholders and Lock-up Stockholders (the "Company Stockholder Letter");

        WHEREAS, in connection with Acquiror's and Merger Sub's entry into this Agreement, the Company shall, immediately following the execution of this Agreement, take all actions necessary to obtain, and then deliver promptly thereafter, an irrevocable Written Consent (as defined below) from the Principal Stockholders and Management Stockholders, who, collectively, for the avoidance of doubt, hold more than sixty percent (60%) of the Common Stock (as defined below) then outstanding; and

A.A-1-1

        WHEREAS, for certain limited purposes, and subject to the terms set forth herein, the Holder Representative shall serve as a representative of the holders of Common Stock and Options.

        NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, Acquiror, Merger Sub, the Company and Holder Representative agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

        Section 1.1    Definitions.     As used herein, the following terms shall have the following meanings:

        "Acquiror" has the meaning specified in the preamble hereto.

        "Acquiror Acquisition Proposal" means, as to any Person, other than the transactions contemplated by this Agreement, any offer or proposal relating to (i) any acquisition or purchase, direct or indirect, of any portion of the consolidated assets of such Person and its Subsidiaries or any class of equity or voting securities of such Person or any of its Subsidiaries, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any other Person beneficially owning any class of equity or voting securities of such Person or any of its Subsidiaries or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving such Person or any of its Subsidiaries.

        "Acquiror Board" has the meaning specified in Section 7.8.

        "Acquiror Common Share" means a share of Acquiror Common Stock.

        "Acquiror Common Stock" means common stock, par value $.0001 per share, of Acquiror.

        "Acquiror Cure Period" has the meaning specified in Section 10.1(d).

        "Acquiror Disclosure Letter" has the meaning specified in Article V.

        "Acquiror Financial Statements" has the meaning specified in Section 5.6.

        "Acquiror Governing Documents" has the meaning specified in the Recitals hereto.

        "Acquiror Indemnified Parties" has the meaning specified in Section 12.2(a).

        "Acquiror Preferred Shares" has the meaning specified in Section 5.14.

        "Acquiror SEC Reports" has the meaning specified in Section 5.5.

        "Acquiror Securities" has the meaning specified in Section 5.14.

        "Acquiror Share Redemption" has the meaning specified in Section 8.1(b).

        "Acquiror Shareholders' Meeting" has the meaning specified in Section 8.1(b).

        "Acquiror Shareholder Approval" means the approval of the Transaction Proposals, in each case, by an affirmative vote of the holders of at least a majority of the outstanding Acquiror Common Shares at a shareholders' meeting duly called by the Board of Directors of Acquiror and held for such purpose.

        "Acquiror Warrant" means a warrant to purchase one (1) share of Acquiror Common Stock at an exercise price of eleven Dollars fifty cents ($11.50).

        "Acquiror Warranty Breach" has the meaning specified in Section 12.2(b).

        "Acquisition Proposal" means, as to any Person, other than the transactions contemplated by this Agreement, any offer or proposal relating to (i) any acquisition or purchase, direct or indirect, of 30%

A.A-1-2

or more of the consolidated assets of such Person and its Subsidiaries or 30% or more of any class of equity or voting securities of such Person or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 30% or more of the consolidated assets of such Person and its Subsidiaries, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any other Person beneficially owning 30% or more of any class of equity or voting securities of such Person or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 30% or more of the consolidated assets of such Person or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving such Person or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 30% or more of the consolidated assets of such Person.

        "Action" means any claim, action, suit, audit, examination, assessment, arbitration, mediation or inquiry, or any proceeding or investigation, by or before any Governmental Authority.

        "Acquiror Fundamental Representations" has the meaning specified in Section 9.3(a).

        "Acquiror Material Adverse Effect" means any event, state of facts, development, circumstance, occurrence or effect that has or would reasonably be expected to, individually or in the aggregate, prevent or materially impair the ability of Acquiror or Merger Sub to perform its obligations under this Agreement or to consummate the Merger.

        "Adjustment Amount" has the meaning specified in Section 3.4(c).

        "Adjustment Escrow Amount" means $5,000,000.

        "Adjustment Escrow Funds" means, at any given time after Closing, the funds remaining in the one or more accounts in which the Escrow Agent has deposited the Adjustment Escrow Amount in accordance with the Escrow Agreement, including remaining amounts of interest actually earned.

        "Adjustment Overage Amount" has the meaning specified in Section 3.4(d).

        "Affiliate" means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, whether through one or more intermediaries or otherwise.

        "Affiliate Transaction" has the meaning specified in Section 4.25.

        "Aggregate Cash Consideration" has the meaning specified in Section 3.1(c).

        "Aggregate Stock Consideration" has the meaning specified in Section 3.1(c).

        "Aggregate Stock Consideration Dollar Value" means the dollar value of the Aggregate Stock Consideration calculated by multiplying the Aggregate Stock Consideration by $10.00.

        "Agreement" has the meaning specified in the preamble hereto.

        "Aggregate Fully-Diluted Common Shares" means (i) the aggregate number of Common Shares held by all holders immediately prior to the Effective Time, plus (ii) the aggregate number of shares of Common Stock issuable upon the exercise in full of all Canceled Options held by all holders immediately prior to the Effective Time.

        "Aggregate Option Exercise Price" has the meaning specified in Section 3.1(d).

        "Aggregate SAR Grant Price" has the meaning specified in Section 3.1(d).

        "Aggregate SARs" means the total number of SARs outstanding immediately prior to the Effective Time.

        "Alternative Financing" has the meaning specified in Section 7.4(c).

A.A-1-3

        "Anti-Bribery Laws" means, with respect to any Person, the anti-bribery provisions of the Foreign Corrupt Practices Act of 1977, as amended, and all other applicable anti-corruption and bribery laws and conventions to which such Person is subject (including the U.K. Bribery Act 2010, and any rules or regulations promulgated thereunder or other laws and regulations by other countries implementing the OECD Convention on Combating Bribery of Foreign Officials, if and to the extent applicable to such Person).

        "Antitrust Authorities" means the Antitrust Division of the United States Department of Justice, the United States Federal Trade Commission or the antitrust or competition law authorities of any other jurisdiction (whether United States, foreign or multinational).

        "Antitrust Information or Document Request" means any request or demand for the production, delivery or disclosure of documents or other evidence, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Antitrust Authorities relating to the transactions contemplated hereby or by any third party challenging the transactions contemplated hereby, including any so called "second request" for additional information or documentary material or any civil investigative demand made or issued by any Antitrust Authority or any subpoena, interrogatory or deposition.

        "Applicable Percentage" means, with respect to any Pre-Closing Holder, a ratio (expressed as a percentage) equal to (x) the sum of (A) the number of Common Shares held by such holder immediately prior to the Effective Time, (B) the number of shares of Common Stock issuable upon the exercise of any Canceled Options held by such holder immediately prior to the Effective Time and (C) the aggregate number of SARs held by such holder immediately prior to the Effective Time, divided by (y) the sum of (A) the aggregate number of Common Shares held by all holders immediately prior to the Effective Time, (B) the aggregate number of shares of Common Stock issuable upon the exercise in full of all Canceled Options held by all holders immediately prior to the Effective Time and (C) the Aggregate SARs.

        "Audited Financial Statements" has the meaning specified in Section 4.8(a).

        "Audited 2015 Financial Statements" has the meaning specified in Section 4.8(c).

        "Audited 2015 Segmented Financial Statements" has the meaning specified in Section 6.8(a).

        "Auditor" has the meaning specified in Section 3.4(b).

        "Basket Amount" has the meaning specified in Section 12.4(b).

        "Business Combination" has the meaning set forth in Article 48 of the Acquiror Governing Documents.

        "Business Combination Proposal" means any offer, inquiry, proposal or indication of interest (whether written or oral, binding or non-binding, and other than an offer, inquiry, proposal or indication of interest with respect to the transactions contemplated by this Agreement), relating to a Business Combination.

        "Business Day" means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York or Governmental Authorities in the Cayman Islands (for so long as Acquiror remains domiciled in Cayman Islands) or the State of Delaware are authorized or required by Law to close.

        "Canceled Options" has the meaning specified in Section 3.1(a).

        "Cash and Cash Equivalents" of any Person as of any date means the cash and cash equivalents required to be reflected as cash and cash equivalents on a consolidated balance sheet of such Person and its Subsidiaries as of such date prepared in accordance with GAAP.

A.A-1-4

        "Certificate of Merger" has the meaning specified in Section 2.1(a).

        "Certificates" has the meaning specified in Section 3.2(b).

        "Closing" has the meaning specified in Section 2.3.

        "Closing Balance Sheet" has the meaning specified in Section 3.4(a).

        "Closing Date" has the meaning specified in Section 2.3.

        "Closing Date Cash" has the meaning specified in Section 3.4(a).

        "Closing Date Indebtedness" has the meaning specified in Section 3.4(a).

        "Closing Date Net Working Capital" has the meaning specified in Section 3.4(a).

        "Closing Date Unpaid Transaction Expenses" has the meaning specified in Section 3.4(a).

        "Code" means the Internal Revenue Code of 1986, as amended.

        "Commitment Letters" has the meaning specified in Section 5.8.

        "Common Share" has the meaning specified in Section 3.1(a).

        "Common Stock" means the voting common stock and the non-voting common stock, par value $.01 per share, of the Company.

        "Company" has the meaning specified in the preamble hereto.

        "Company Benefit Plan" has the meaning specified in Section 4.13(a).

        "Company Credit Agreement" has the meaning specified in Section 4.25.

        "Company Cure Period" has the meaning specified in Section 10.2(d).

        "Company Disclosure Letter" has the meaning specified in Article IV.

        "Company Material Adverse Effect" means any event, state of facts, development, circumstance, occurrence or effect that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, properties, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole or (ii) has or would reasonably be expected to, individually or in the aggregate, prevent or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Merger; provided, however, in respect of the preceding clause (i), that in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a "Company Material Adverse Effect" on or in respect of the Company and its Subsidiaries: (a) any change in applicable Laws or GAAP or any interpretation thereof, (b) any change in interest rates or economic, political, business or financial market conditions generally, (c) any change generally affecting any of the industries in which the Company or its Subsidiaries operates or the economy as a whole, including any change in commodity prices, (d) the announcement of this Agreement or the consummation of the Merger, (e) the compliance with the terms of this Agreement or the taking of any action required by this Agreement, (f) any natural disaster, (g) any acts of terrorism or war or the outbreak or escalation of hostilities or change in geopolitical conditions or (h) any failure of the Company to meet any projections or forecasts, provided that clause (h) shall not prevent a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in a Company Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Company Material Adverse Effect); or (i) any action taken (or omitted to be taken) at the request of Acquiror; provided, further, that any event, state of facts, change, development, circumstance, occurrence or effect referred to in clauses (a), (b), (c), (f), or (g) above may be taken into account in determining if a Company Material Adverse

A.A-1-5

Effect has occurred to the extent it has a materially disproportionate and adverse effect on the business, assets, properties, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which the Company and its Subsidiaries conduct their respective operations.

        "Company Incentive Plans" means the WKI Holding Company, Inc. Amended and Restated Omnibus Stock Incentive Plan, the WKI Holding Company, Inc. Stock Appreciation Rights Plan and any predecessor plans that have outstanding awards as of the date of the agreement.

        "Company Stockholder Letter" has the meaning specified in the Recitals hereto.

        "Company Warranty Breach" has the meaning specified in Section 12.2(a)(i).

        "Confidentiality Agreement" has the meaning specified in Section 13.10.

        "Constituent Corporations" has the meaning specified in Section 2.1(a).

        "Continuing Employees" has the meaning specified in Section 7.3(a).

        "Contracts" means any legally binding contracts, agreements, subcontracts, leases, and purchase orders.

        "D&O Indemnitees" has the meaning specified in Section 7.2.

        "Damages" means all losses, damages, liabilities and other costs and expenses.

        "Debt Commitment Letter" has the meaning specified in Section 5.8.

        "Debt Documents" has the meaning specified in Section 7.4(b).

        "Debt Financing" has the meaning specified in Section 5.8.

        "Debt Financing Source" has the meaning specified in Section 5.8.

        "Debt Payoff Letter" has the meaning specified in Section 6.5(b).

        "Deficit Amount" has the meaning specified in Section 3.4(d).

        "Determination Date" has the meaning specified in Section 3.4(b).

        "DGCL" has the meaning specified in the Recitals hereto.

        "Disclosure Letter" means, as applicable, the Company Disclosure Letter or the Acquiror Disclosure Letter.

        "Effective Time" has the meaning specified in Section 2.3.

        "Employee Options" has the meaning specified in Section 3.2(b).

        "End Date" has the meaning specified in 0.

        "Environmental Laws" means any and all applicable foreign, U.S. federal, state or local laws (including common law), statutes, ordinances, rules, regulations, orders, judgments or other requirements having the force of law with its principal purpose relating to Hazardous Materials, pollution, or the protection or management of the environment or natural resources, or protection of human health (with respect to exposure to Hazardous Materials).

        "Environmental Permit" means permits, authorizations, approvals, registrations, licenses, certificates, variances and similar rights issued by Governmental Authorities pursuant to Environmental Law.

        "Equity Commitment Letter" has the meaning specified in Section 5.8.

        "Equity Financing" has the meaning specified in Section 5.8.

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        "Equity Financing Sources" has the meaning specified in Section 5.8.

        "ERISA" has the meaning specified in Section 4.13(a).

        "ERISA Affiliate" means any affiliate or business, whether or not incorporated, that together with the Company would be deemed to be a "single employer" within the meaning of Section 4001.2 of ERISA.

        "Escrow Agent" means Citibank, N.A.

        "Escrow Agreement" has the meaning specified in Section 8.4(a).

        "Estimated Closing Date Cash" has the meaning specified in Section 3.3.

        "Estimated Closing Date Indebtedness" has the meaning specified in Section 3.3.

        "Estimated Closing Date Net Working Capital" has the meaning specified in Section 3.3.

        "Estimated Closing Date Unpaid Transaction Expenses" has the meaning specified in Section 3.3.

        "Exchange Act" has the meaning set for in Section 4.8.

        "Exchange Agent" has the meaning specified in Section 3.2(a)(i).

        "Financial Statements" has the meaning specified in Section 4.8(a).

        "Financing" has the meaning specified in Section 5.8.

        "Financing Sources" has the meaning specified in Section 5.8.

        "Fully-Diluted Percentage" means, with respect to any Pre-Closing Holder, a ratio (expressed as a percentage) equal to (x) the sum of (A) the number of Common Shares held by such holder immediately prior to the Effective Time, (B) the number of shares of Common Stock issuable upon the exercise of any Canceled Options held by such holder immediately prior to the Effective Time and (C) the aggregate number of SARs held by such holder of SARs immediately prior to the Effective Time, divided by (y) the sum of (A) the Aggregate Fully-Diluted Common Shares and (B) the Aggregate SARs.

        "Fundamental Representations" has the meaning specified in Section 9.2(b).

        "Funding Amount" has the meaning specified in Section 3.2(a)(i).

        "GAAP" means generally accepted accounting principles in the United States as in effect from time to time.

        "Governmental Authority" means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

        "Governmental Order" means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

        "Grant Price" with respect to a SAR shall mean the grant price set forth in the stock appreciation right award agreement between the Company and the holder of the SAR.

        "Hazardous Material" means any (i) pollutant, contaminant, chemical, (ii) industrial, solid, liquid or gaseous toxic or hazardous substance, material or waste, (iii) petroleum or any fraction or product thereof, (iv) asbestos or asbestos-containing material, (v) polychlorinated biphenyl, (vi) chlorofluorocarbons, and (vii) other substance, material or waste, in each case, which are regulated under any Environmental Law or as to which liability may be imposed pursuant to Environmental Law.

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        "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

        "Holder Acknowledgment" means an agreement or certificate signed by a holder of Options acknowledging cancellation of all Canceled Options held by such holder, in a form to be agreed between the Company, Acquiror and Merger Sub, each acting in good faith, prior to Closing.

        "Holder Allocable Expenses" has the meaning specified in Section 3.5.

        "Holder Representative" has the meaning specified in Section 11.1.

        "Indebtedness" means with respect to any Person, without duplication, any obligations, contingent or otherwise, in respect of (a) the principal of and premium (if any) in respect of all indebtedness for borrowed money, including accrued interest (and any cost associated with prepaying any such debt solely to the extent such debt is actually prepaid), (b) the principal and interest components of capitalized lease obligations, (c) amounts drawn on letters of credit, bank guarantees, bankers' acceptances and other similar instruments (solely to the extent such amounts have actually been drawn), (d) the principal of and premium (if any) in respect of obligations evidenced by bonds, debentures, notes and similar instruments (excluding, for the avoidance of any doubt, the SAT Bond), (e) the principal component of all obligations to pay the deferred and unpaid purchase price of property and equipment which have been delivered, (f) all on-balance sheet liabilities relating to precious metals financing (and excluding, for the avoidance of any doubt, any off-balance sheet liabilities relating to precious metals financing) and (g) all Indebtedness of another Person referred to in clauses (a) through (g) above guaranteed directly or indirectly, jointly or severally.

        "Indemnification Claim" has the meaning specified in Section 12.3(a).

        "Indemnification Escrow Amount" means $5,000,000.

        "Indemnification Escrow Funds" means, at any given time after Closing, the funds remaining in the one or more accounts in which the Escrow Agent has deposited the Indemnification Escrow Amount in accordance with the Escrow Agreement, including remaining amounts of interest actually earned.

        "Indemnified Party" has the meaning specified in Section 12.3(a).

        "Indemnitor" means the party required to provide indemnification pursuant to Section 12.2; provided, however, that solely for the purposes of Sections 8.4, 12.1 and 12.4, the Holder Representative shall be considered the Indemnitor with respect to an Indemnification Claim pursuant to Section 12.3(a) (it being understood that such status as an Indemnitor is solely for the purpose of providing the Holder Representative with the right (i) to control the defense and settlement of any Action giving rise to an Indemnification Claim pursuant to Section 12.3(a) and (ii) to engage in discussions, negotiations, and other dispute resolution with the applicable Indemnified Party regarding the Indemnification Claim, and such status shall not obligate the Holder Representative to provide any indemnification or otherwise impose any liability on the Holder Representative).

        "Intellectual Property" means any of the following: (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof; (ii) registered and unregistered trademarks, service marks, trade dress and trade names, pending applications therefor, and similar reservations of marks; (iii) registered and unregistered copyrights, and applications for registration of copyright; (iv) internet domain names and social media addresses and handles; (v) trade secrets, know-how, processes, and other proprietary rights; (vi) rights in computer software; (vii) rights of publicity; (viii) licenses and other grants of rights with respect to any of the foregoing; and (ix) any other similar type of proprietary intellectual property rights.

        "IRS" means Internal Revenue Service.

A.A-1-8

        "JOBS Act" has the meaning specified in Section 5.6.

        "Law" means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

        "Legal Proceedings" has the meaning specified in Section 4.10.

        "Leased Real Property" means all real property leased, licensed, subleased or otherwise used or occupied by the Company or any of its Subsidiaries, the lease, license, sublease or other occupancy agreement of which may not be terminated at will, or by giving notice of 90 days or less, without cost or penalty, and provides for annual rental payments in excess of $100,000.

        "Lender" has the meaning specified in Section 5.8.

        "Lien" means any mortgage, deed of trust, pledge, hypothecation, encumbrance, security interest or other lien of any kind.

        "Lock-up Stockholders" means each of Carl Warschausky, Stephen Earhart, Lee Muir, Kris Malkoski, Jonathan Freeman, Deborah Paskin and Ed Flowers.

        "LOI Confidentiality Provisions" has the meaning specified in Section 13.10.

        "Majority Holders" has the meaning specified in Section 11.1.

        "Management Stockholders" means each of Carl Warschausky, Stephen Earhart, Lee Muir, Kris Malkoski, Deborah Paskin and Ed Flowers.

        "Merger" has the meaning specified in Section 2.1(a).

        "Merger Consideration" has the meaning specified in Section 3.1(c).

        "Merger Consideration Per Fully-Diluted Common Share" has the meaning specified in Section 3.1(d).

        "Merger Sub" has the meaning specified in the preamble hereto.

        "Multiemployer Plan" has the meaning specified in Section 4.13(c).

        "NASDAQ" has the meaning specified in Section 3.1(e).

        "Net Working Capital" as of any date shall mean (i) the consolidated current assets of the Company and its Subsidiaries as of such date (excluding (x) Cash and Cash Equivalents and (y) the current portion of any deferred Tax assets representing timing differences between book and tax income), minus (ii) the consolidated current liabilities of the Company and its Subsidiaries as of such date (excluding (w) Indebtedness, (x) the current portion of any deferred Tax liabilities representing timing differences between book and tax income, (y) any reserves for uncertain Tax positions and (z) any liabilities relating to the SAT Tax Action), in each case, as calculated in good faith in accordance with Section 3.4(a).

        "Nominee Director" has the meaning specified in Section 7.8.

        "Notification Date" has the meaning specified in Section 10.1(d).

        "NWC Methodology" means the illustrative methodology for the calculation of Net Working Capital as set forth in Section B of the Company Disclosure Letter.

        "Oaktree Capital Entities" means each of (i) Gryphon Domestic VI, LLC, (ii) Columbia/HCA Master Trust 2, (iii) OCM Opportunities Fund III, L.P., (iv) OCM Opportunities Fund IV, L.P., (v) OCM Opportunities Fund IVb, L.P., (vi) Oaktree Value Opportunities Fund Holdings, L.P. and (vii) OCM Administrative Services II, LLC.

A.A-1-9

        "OFAC" means the Office of Foreign Assets Control of the U.S. Department of Treasury.

        "Option" means an option to purchase a share of Common Stock granted under a Company Incentive Plan.

        "Owned Real Property" means all real property owned by the Company or any of its Subsidiaries.

        "Pending Claim" has the meaning specified in Section 12.8.

        "Per-Claim Basket" has the meaning specified in Section 12.4(b).

        "Performance-Based Option" means an Option with vesting or exercisability conditions based upon the attainment of performance goals, targets or similar matters.

        "Permits" means any approvals, authorizations, consents, licenses, registrations, permits or certificates of a Governmental Authority.

        "Permitted Liens" means (i) mechanic's, materialmen's and similar Liens arising in the ordinary course of business with respect to any amounts not yet due and payable or which are being contested in good faith through (if then appropriate) appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP (if deemed appropriate), (ii) Liens for Taxes not yet due and payable or which are being contested in good faith through (if then appropriate) appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP (if deemed appropriate), (iii) Liens securing rental payments under capital lease agreements, (iv) liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that (A) are title exceptions disclosed on the title insurance policy for the Leased Real Property issued by a title company and delivered or otherwise made available to Acquiror, or (B) do not materially interfere with the present uses of such real property, (v) Liens securing payment, or any other obligations, of the Company or its Subsidiaries with respect to Indebtedness, (vi) other Liens arising in the ordinary course of business and not incurred in connection with the borrowing of money and (vii) Liens described in Section 1.1 of the Company Disclosure Letter.

        "Person" means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or instrumentality or other entity of any kind.

        "Pre-Closing Holders" means all Persons who hold one or more Common Shares, Time-Based Options, vested Performance-Based Options (including Performance-Based Options that vest as a result of the Merger) or SARs immediately prior to the Effective Time.

        "Pre-Closing Tax Period" means any taxable period (or portion thereof) ending on or before the Closing Date.

        "Pre-Closing Tax Returns" has the meaning specified in Section 8.4(a).

        "Principal Stockholders" means each of (i) W Capital Partners II, L.P. and (ii) the Oaktree Capital Entities.

        "Prospectus" has the meaning specified in Section 13.1.

        "Q1 Financial Statements" has the meaning specified in Section 6.8(b)

        "R&W Insurance Policy" means that certain Representations and Warranties Insurance Policy issued by AIG Specialty Insurance Company, for the benefit of Acquiror as the named insured.

        "R&W Insurance Policy Coverage Amount" means, at any given time after Closing, the amount of coverage remaining under the R&W Insurance Policy.

A.A-1-10

        "Real Property Leases" has the meaning specified in Section 4.20(b)(v).

        "Reference Balance Sheet" has the meaning specified in Section 3.4(a).

        "Registration Statement" means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by Acquiror under the Securities Act with respect to the shares of Acquiror Common Stock to be issued to shareholders of the Company pursuant to this Agreement.

        "SAR" means a stock appreciation right granted for compensatory purposes to a Company employee or outside Company director or other service provider under a Company Incentive Plan.

        "Sanctioned Country" means any country or region that is the subject or target of a comprehensive embargo under Sanctions Laws (including, without limitation, Cuba, Iran, North Korea, Sudan, Syria and the Crimea region of Ukraine).

        "Sanctioned Person" means any individual or entity that is the subject or target of sanctions or restrictions under Sanctions Laws, including: (i) any individual or entity listed on any applicable U.S. or non-U.S. sanctions- or export-related restricted party list, including, without limitation, OFAC's Specially Designated Nationals and Blocked Persons List; (ii) any entity that is, in the aggregate, fifty percent (50%) or greater owned, directly or indirectly, or otherwise controlled by a person or persons described in clause (i); or (iii) any national of a Sanctioned Country.

        "Sanctions Laws" means all U.S. and non-U.S. Laws relating to economic or trade sanctions administered or enforced by the United States (including OFAC or the U.S. Department of State), the United Kingdom, the United Nations Security Council, the European Union (or any member state thereof) or any other relevant Governmental Authority.

        "Sarbanes-Oxley Act" means the Sarbanes-Oxley Act of 2002.

        "SAT Bond Collateral" means, as of the Closing Date, the amount of cash delivered by the Company and being held by Afianzadora Sofimex, S.A. ("Sofimex") as cash collateral against the issue of a bond dated January 28, 2016 by Sofimex in connection with the SAT Tax Action (if any) (the "SAT Bond").

        "SAT Tax Action" means the Action pending against the Company's Mexican Subsidiary, World Kitchen Mexico, S. de R.L. de C.V., by the Mexican Servicio de Administración Tributaria regarding disputed amounts in respect of such Subsidiary's 2009 Tax Return.

        "SEC" means the United States Securities and Exchange Commission.

        "Securities Act" has the meaning specified in Section 4.25.

        "Seller Indemnified Parties" has the meaning specified in Section 12.2(b).

        "Sponsor" means GPIC, Ltd., a company organized under the laws of Bermuda, or, as applicable, any affiliate thereof providing equity financing pursuant to the Equity Commitment Letter.

        "Straddle Period" has the meaning specified in Section 8.4(b).

        "Stockholder Notice" has the meaning specified in Section 6.3(b).

        "Stockholders' Agreement" means that agreement entered into by the Company and its stockholders dated January 31, 2003, as amended, pursuant to a final confirmation order of the Second Amended Joint Plan of Reorganization of World Kitchen, Inc., the Company and its Subsidiaries entered by the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division, on December 23, 2002.

A.A-1-11

        "Subsidiary" means, with respect to a Person, a corporation or other entity of which 75% or more of the voting power of the equity securities or equity interests is owned, directly or indirectly, by such Person.

        "Survival Expiration Date" has the meaning specified in Section 12.1.

        "Surviving Corporation" has the meaning specified in Section 2.1(b).

        "Target Closing Date Net Working Capital" means the average monthly Net Working Capital for the twelve-month period ending as of the last day of the month prior to the Closing Date, unless the Closing Date is on or as of the last day of a month, in which case such twelve-month period ending as of the Closing Date, which figure shall be calculated by dividing the sum of the Net Working Capital for each of the preceding twelve months, by twelve.

        "Tax Claim" means any Action or pending Action (or notice thereof) relating to Taxes of the Company or any of its Subsidiaries which may give rise to indemnification under Section 12.2(a) hereof.

        "Tax Return" means any return, declaration, report, statement, information statement or other document filed or required to be filed with any Governmental Authority with respect to Taxes, including any claims for refunds of Taxes, any information returns and any amendments or supplements of any of the foregoing.

        "Taxes" means (a) all federal, state, local, foreign or other taxes imposed by any Governmental Authority, including without limitation, all income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, alternative or add-on minimum, or estimated taxes, and including any interest, penalty, or addition thereto and (b) any amounts described in clause (a) of this definition (x) as a result of being prior to the Closing a member of an affiliated, consolidated, combined, unitary or other similar group, (y) as a result of being prior to the Closing a party to any Tax sharing or Tax allocation agreement or other similar arrangement (other than customary commercial contracts not primarily related to Taxes) or (z) as a result of being liable for another Person's Taxes as a transferee or successor.

        "Terminating Acquiror Breach" has the meaning specified in Section 10.1(d).

        "Terminating Company Breach" has the meaning specified in Section 10.1(c).

        "Time-Based Option" means an Option that is not a Performance-Based Option.

        "Title IV Plan" has the meaning specified in Section 4.13(c).

        "Top Distributors" has the meaning specified in Section 4.31(a).

        "Top Retailers" has the meaning specified in Section 4.31(a).

        "Top Suppliers" has the meaning specified in Section 4.31(a).

        "Top Vendors" has the meaning specified in Section 4.31(a).

        "Transaction Expenses" means (A) any fees and expenses paid or payable by the Company or any of its Subsidiaries as a result of or in connection with the consummation of the transactions contemplated hereby, including (i) any bonuses paid or payable by the Company or any of its Subsidiaries as a result of or in connection with the consummation of the transactions contemplated hereby, (ii) an amount equal to 50% of the aggregate premiums and fees payable in connection with the R&W Insurance Policy; and (B) the Transfer Taxes to be borne by the Pre-Closing Holders pursuant to Section 8.4(c).

A.A-1-12

        "Transaction Proposals" has the meaning specified in Section 8.1(b).

        "Transfer Taxes" has the meaning specified in Section 8.4(c).

        "Trust Account" has the meaning specified in Section 5.9.

        "Trust Agreement" has the meaning specified in Section 5.9.

        "Trustee" has the meaning specified in Section 5.9.

        "W Capital" has the meaning specified in Section 7.8.

        "WARN" has the meaning specified in Section 4.14(b).

        "Written Consent" has the meaning specified in Section 6.3(a).

        Section 1.2    Construction.

          (a)   Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms "hereof," "herein," "hereby," "hereto" and derivative or similar words refer to this entire Agreement; (iv) the terms "Article" or "Section" refer to the specified Article or Section of this Agreement; (v) the word "including" shall mean "including, without limitation" and (vi) the word "or" shall be disjunctive but not exclusive.

          (b)   Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

          (c)   Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

          (d)   The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

          (e)   Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.

          (f)    All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

        Section 1.3    Knowledge.     As used herein, (i) the phrase "to the knowledge" of the Company shall mean the knowledge of the individuals identified on Section 1.3(a) of the Company Disclosure Letter and (ii) the phrase "to the knowledge" of Acquiror shall mean the knowledge of the individuals identified on Section 1.3(b) of the Acquiror Disclosure Letter, in each case, as such individuals would have acquired in the exercise of a reasonable inquiry.

ARTICLE II

THE MERGER; CLOSING

        Section 2.1    The Merger.

          (a)   Upon the terms and subject to the conditions set forth in this Agreement, Acquiror, Merger Sub and the Company (Merger Sub and the Company sometimes being referred to herein as the "Constituent Corporations") shall cause Merger Sub to be merged with and into the Company, with the Company being the surviving corporation (the "Merger"). The Merger shall be

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  consummated in accordance with this Agreement and evidenced by a Certificate of Merger in substantially the in the form attached as Section A of the Acquiror Disclosure Letter (the "Certificate of Merger") executed by Merger Sub and the Company in accordance with the relevant provisions of the DGCL, such Merger to be consummated as of the Effective Time.

          (b)   Upon consummation of the Merger, the separate corporate existence of Merger Sub shall cease and the Company, as the surviving corporation of the Merger (hereinafter referred to for the periods at and after the Effective Time as the "Surviving Corporation"), shall continue its corporate existence under the DGCL, as a wholly owned subsidiary of Acquiror.

        Section 2.2    Effects of the Merger.     At and after the Effective Time, the Surviving Corporation shall thereupon and thereafter possess all of the rights, privileges, powers and franchises, of a public as well as a private nature, of the Constituent Corporations, and shall become subject to all the restrictions, disabilities and duties of each of the Constituent Corporations; and all rights, privileges, powers and franchises of each Constituent Corporation, and all property, real, personal and mixed, and all debts due to each such Constituent Corporation, on whatever account, and all choses in action belonging to each such corporation, shall become vested in the Surviving Corporation; and all property, rights, privileges, powers and franchises, and all and every other interest shall become thereafter the property of the Surviving Corporation as they are of the Constituent Corporations; and the title to any real property vested by deed or otherwise or any other interest in real estate vested by any instrument or otherwise in either of such Constituent Corporations shall not revert or become in any way impaired by reason of the Merger; but all Liens upon any property of either Constituent Corporation shall thereafter attach to the Surviving Corporation and shall be enforceable against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it; all of the foregoing in accordance with the applicable provisions of the DGCL.

        Section 2.3    Closing; Effective Time.     In accordance with the terms and subject to the conditions of this Agreement, the closing of the Merger (the "Closing") shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York 10036, at 10:00 a.m. (New York time) on the date which is two (2) Business Days after the first date on which all conditions set forth in Section 9.1 shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing) or such other time and place as Acquiror and the Company may mutually agree; provided, that the Closing shall not occur prior to the date that is one (1) Business Day following the end of the Marketing Period (as defined in the Debt Commitment Letter). The date on which the Closing actually occurs is referred to in this Agreement as the "Closing Date". Subject to the satisfaction or waiver of all of the conditions set forth in Article IX of this Agreement, and provided this Agreement has not theretofore been terminated pursuant to its terms, Acquiror, Merger Sub and the Company shall cause the Certificate of Merger to be executed and duly submitted for filing with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The Merger shall become effective at the time when the Certificate of Merger has been accepted for filing by the Secretary of State of the State of Delaware or at such later time as may be agreed by Acquiror and the Company in writing and specified in the Certificate of Merger (the "Effective Time").

        Section 2.4    Certificate of Incorporation and Bylaws of the Surviving Corporation.     At the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation shall be amended and restated in their entirety in the form attached as Sections B and C of the Acquiror Disclosure Letter, respectively, and as so amended and restated shall be the certificate of incorporation and bylaws, respectively, of the Surviving Corporation until thereafter amended as provided therein and under the DGCL.

        Section 2.5    Directors and Officers of the Surviving Corporation.     The directors and officers of Merger Sub immediately prior to the Effective Time shall be the initial directors and officers,

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respectively, of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

ARTICLE III

EFFECTS OF THE MERGER ON THE CAPITAL STOCK AND EQUITY AWARDS

        Section 3.1    Conversion of Company Shares, Options and SARs.

          (a)   At the Effective Time, by virtue of the Merger and without any action on the part of any holder of Common Stock, (i) each share (a "Common Share") of Common Stock that is issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock, if any, held in the treasury of the Company, which treasury shares shall be canceled as part of the Merger, which treasury shares shall not constitute "Common Shares" hereunder) shall be canceled and converted into and become the right to receive the applicable portion of the Merger Consideration as determined pursuant to Section 3.1(d)), (ii) each Time-Based Option that is unexercised and outstanding as of the Effective Time, whether vested or unvested, shall thereupon be canceled and converted into and become the right to receive the applicable portion of the Merger Consideration, as determined pursuant to Section 3.1(d), and (iii) each Performance-Based Option that is unexercised and outstanding as of the Effective Time, whether vested or unvested, shall thereupon be canceled and converted (assuming attainment of the full 100% level of performance for any unvested Performance-Based Options) into the right to receive the applicable portion of the Merger Consideration, as determined pursuant to Section 3.1(d) (all such Time-Based Options and Performance-Based Options, collectively, the "Canceled Options") and (iv) each SAR that is unexercised and outstanding as of the Effective Time, whether vested or unvested, shall thereupon be canceled and converted into and become the right to the applicable portion of the Merger Consideration as determined pursuant to Section 3.1(d). Prior to the Effective Time, the Board of Directors of the Company shall take all necessary and appropriate actions to effect the treatment of Options and SARs set forth in this Section 3.1.

          (b)   At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror or Merger Sub, each share of common stock, par value $0.01 per share, of Merger Sub shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.

          (c)   Subject to the adjustments set forth in Section 3.4, the "Merger Consideration" shall consist of (A) $500,000,000.00, less (B) Estimated Closing Date Indebtedness, plus (C) the Estimated Closing Date Cash, less (D) the Estimated Closing Date Unpaid Transaction Expenses plus (E) the SAT Bond Collateral less (F) $1,250,000, apportioned between cash and Acquiror Common Shares in the following manner: (x) a number of Acquiror Common Shares equal to the quotient obtained by dividing (i) the product of 0.25 and the Merger Consideration by (ii) $10.00 (the "Aggregate Stock Consideration"), and (y) cash in an amount equal to the product of 0.75 and the Merger Consideration (the "Aggregate Cash Consideration").

          (d)   The Merger Consideration shall be allocated among the Pre-Closing Holders as follows:

              (i)  Each Pre-Closing Holder of SARs shall be entitled to receive a portion of the Merger Consideration, in cash, equal to (i) the product of (x) the Merger Consideration Per Fully-Diluted Common Share multiplied by (y) the aggregate number of SARs held by such holder immediately prior to the Effective Time, minus (ii) the sum of the Grant Prices for all of the SARs held by such holder immediately prior to the Effective Time (the aggregate amount to be paid to the Pre-Closing Holders of SARs, the "Aggregate SARs Obligation").

             (ii)  Each Pre-Closing Holder of Common Shares shall be entitled to receive a portion of the Merger Consideration equal to (x) the Merger Consideration Per Fully-Diluted Common

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    Share (as defined below), multiplied by (y) the number of Common Shares held by such holder immediately prior to the Effective Time. Such Merger Consideration shall be apportioned between cash and Acquiror Common Shares in proportion to the amount equal to the difference between Aggregate Cash Consideration minus the Aggregate SARs Obligation bears to the Aggregate Stock Consideration Dollar Value.

            (iii)  Each Pre-Closing Holder of Canceled Options shall be entitled to receive a portion of the Merger Consideration equal to (i) the product of (x) the Merger Consideration Per Fully-Diluted Common Share, multiplied by (y) the aggregate number of shares of Common Stock issuable upon exercise in full of all Canceled Options held by such holder immediately prior to the Effective Time, minus (ii) the sum of the cash exercise prices payable upon exercise of all Canceled Options held by such holder immediately prior to the Effective Time. Such Merger Consideration shall be apportioned between cash and Acquiror Common Shares in proportion to the amount equal to the difference between Aggregate Cash Consideration minus the Aggregate SARs Obligation bears to the Aggregate Stock Consideration Dollar Value.

          For purposes of the foregoing, the "Merger Consideration Per Fully-Diluted Common Share" shall mean (i) the sum of (A) the Merger Consideration, plus (B) the Aggregate Option Exercise Price, plus (C) the Aggregate SAR Grant Price, divided by (ii) the sum of the Aggregate Fully-Diluted Common Shares and the Aggregate SARs. For the purposes of the foregoing, the "Aggregate Option Exercise Price" shall be the sum total of all cash exercise prices of all Canceled Options outstanding and unexercised immediately prior to the Effective Time. For the purposes of the foregoing, the "Aggregate SAR Grant Price" shall be the sum total of all Grant Prices of all SARs outstanding immediately prior to the Effective Time.

          (e)    Fractional Shares.    Notwithstanding anything in this Agreement to the contrary, no certificate or scrip representing fractional Acquiror Common Stock shall be issued upon the conversion of the Common Shares pursuant to this Article III, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Acquiror. In lieu of any fractional shares, Acquiror shall pay each Pre-Closing Holder entitled to any portion of Acquiror Common Stock, and such holder shall be entitled to receive, an amount in cash, rounded up to the nearest cent, equal to the product obtained by multiplying (i) the fractional share interest to which such holder (after taking into account all Common Shares held at the Effective Time by such holder) would otherwise be entitled by (ii) the closing price on the NASDAQ Capital Market ("NASDAQ") for an Acquiror Common Share on the last trading day immediately preceding the Effective Time.

          (f)    Adjustment to Aggregate Stock Consideration.    The Aggregate Stock Consideration shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Acquiror Common Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of Acquiror Common Shares outstanding after the date hereof and prior to the Effective Time so as to provide the holders of Common Shares with the same economic effect as contemplated by this Agreement prior to such event and as so adjusted shall, from and after the date of such event, be the Aggregate Stock Consideration.

        Section 3.2    Payment and Exchange of Certificates.

          (a)    Payment of Merger Consideration.

            (i)    Deposit with Exchange Agent.    Immediately prior to the Effective Time, Acquiror shall deposit with an exchange agent (the "Exchange Agent") selected by the Company and reasonably acceptable to Acquiror, (1) the number of shares of Acquiror Common Stock

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    equal to the Aggregate Stock Consideration and (2) a portion of the Aggregate Cash Consideration minus (i) the Adjustment Escrow Amount, minus (ii) the Indemnification Escrow Amount, minus (iii) the Holder Allocable Amount (the cash so deposited with the Exchange Agent pursuant to this clause (2), the "Funding Amount").

            (ii)    Deposit with Escrow Agent.    Immediately prior to the Effective Time, Acquiror shall deposit with the Escrow Agent a portion of the Aggregate Cash Consideration equal to (i) the Adjustment Escrow Amount, plus (ii) the Indemnification Escrow Amount.

          (b)   After the Effective Time, each Pre-Closing Holder of an outstanding certificate or certificates for Common Shares (collectively, the "Certificates") upon surrender of such Certificates to the Exchange Agent and each Pre-Closing Holder of Canceled Options, upon delivery of a Holder Acknowledgment to the Exchange Agent shall be entitled to receive from the Exchange Agent in exchange therefor (subject to the provisions of Section 3.4) such portion of the Merger Consideration into which such holder's Common Shares and/or Canceled Options and/or SARs shall have been converted as a result of the Merger; provided, however, that any payment with respect to Canceled Options and/or SARs held by current or former employees of the Company or its Affiliates ("Employee Options") shall be reduced by the amount of any Taxes required to be withheld under applicable Law with respect to such payments and amounts so withheld shall be paid by the Exchange Agent to the Company for disbursement to the applicable Governmental Authority; and provided, further, that (1) a portion of the Merger Consideration that is payable in cash to each Pre-Closing Holder of Common Shares and/or Canceled Options and/or SARs equal to the product of the sum of the Adjustment Escrow Amount and the Indemnification Escrow Amount multiplied by such holder's Applicable Percentage (and, solely in the case of each Pre-Closing Holder of SARs, further multiplied by 0.75) shall be held in escrow in accordance with Section 3.4(d) and the Escrow Agreement and (2) a portion of the Merger Consideration that is payable in cash to each Pre-Closing Holder of Common Shares and/or Canceled Options and/or SARs equal to the product of the Holder Allocable Expenses multiplied by such holder's Applicable Percentage (and, solely in the case of each Pre-Closing Holder of SARs, further multiplied by 0.75) shall be paid by Acquiror to the Holder Representative at Closing in accordance with Section 3.5. Notwithstanding the foregoing, in the event that any Pre-Closing Holder delivers the Certificate(s) representing such Common Shares, or any Pre-Closing Holder of Canceled Options delivers a Holder Acknowledgement with respect to such holder's Canceled Options, to Acquiror at the Closing, Acquiror shall pay the amount which such holder is entitled in consideration therefor directly to such holder at the Closing by wire transfer of immediately available funds and the Funding Amount payable to the Exchange Agent shall be reduced by such amounts (subject, in the case of any Employee Options, to withholding for Taxes, which amounts shall be paid to the Company for disbursement to the applicable Governmental Authority). Pending such surrender and exchange of a Pre-Closing Holder's Certificate(s) (or, in the case of a Pre-Closing Holder of Canceled Options, such delivery of a Holder Acknowledgment), a holder's Certificate(s) and any documents evidencing a holder's Canceled Options shall be deemed for all purposes to evidence such holder's right to receive the portion of the Merger Consideration into which such Common Shares or Canceled Options shall have been converted by the Merger.

        Section 3.3    Estimated Closing Amounts     Not less than two (2) Business Days prior to the Closing Date and in no event more than ten (10) Business Days prior to the Closing Date, the Company shall deliver to Acquiror a written statement signed by the Chief Financial Officer of the Company setting forth (a) its good faith estimate of (i) Closing Date Net Working Capital ("Estimated Closing Date Net Working Capital"), prepared in accordance with the NWC Methodology, (ii) Closing Date Indebtedness ("Estimated Closing Date Indebtedness"), (iii) Closing Date Cash ("Estimated Closing Date Cash"), and (iv) Closing Date Unpaid Transaction Expenses ("Estimated Closing Date Unpaid Transaction Expenses") and (b) the Company's calculation of the Estimated Closing Date Cash.

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        Section 3.4    Adjustment Amount.

          (a)   As soon as reasonably practicable following the Closing Date, and in any event within sixty (60) calendar days thereof, Acquiror shall prepare and deliver to the Holder Representative (i) an unaudited consolidated balance sheet of the Company and its Subsidiaries (the "Closing Balance Sheet"), (ii) a calculation of Net Working Capital ("Closing Date Net Working Capital"), prepared in accordance with the NWC Methodology, (iii) a calculation of the aggregate amount of all Indebtedness of the Company ("Closing Date Indebtedness"), (iv) a calculation of Cash and Cash Equivalents of the Company ("Closing Date Cash"), and (v) a calculation of unpaid and accrued Transaction Expenses ("Closing Date Unpaid Transaction Expenses"), in each case, calculated as of the close of business on the Closing Date consistent (except as provided in this Section 3.4(a)) with the Closing Balance Sheet without giving effect to the consummation of the Merger or any financing transactions in connection therewith or, after the Effective Time, any other action or omission by Acquiror, the Surviving Corporation or any of its Subsidiaries that is not in the ordinary course of business consistent with past practice. The Closing Balance Sheet shall be prepared in a manner consistent with the principles applied in connection with the preparation of the most recent audited balance sheet included in the Financial Statements (the "Reference Balance Sheet"); provided, however, that (x) except as set forth in clause (y), the Closing Balance Sheet shall be prepared using the same accounting practices, policies, judgments and methodologies used in the preparation of the Reference Balance Sheet and (y) the Closing Balance Sheet shall reflect no changes in reserves (regardless of whether any such reserve is recorded as an offset to a current asset's carrying value or is included as an accrued liability in the Closing Balance Sheet) from amounts contained in the Reference Balance Sheet, other than changes therein attributable to changes in facts and circumstances occurring after the date of the Reference Balance Sheet. Following the Closing, Acquiror shall provide the Holder Representative and its representatives access to the records, properties, personnel and (subject to the execution of customary work paper access letters if requested) auditors of the Company and its Subsidiaries relating to the preparation of the Closing Balance Sheet and shall cause the personnel of the Company and its Subsidiaries to cooperate with the Holder Representative in connection with its review of the Closing Balance Sheet. For the purpose of determining Closing Date Net Working Capital, the consolidated current assets and current liabilities of the Company and its Subsidiaries shall exclude the value of all Transaction Expenses.

          (b)   If the Holder Representative shall disagree with the calculation of Closing Date Net Working Capital, Closing Date Indebtedness, Closing Date Cash and/or Closing Date Unpaid Transaction Expenses, it shall notify Acquiror of such disagreement in writing, setting forth in reasonable detail the particulars of such disagreement, within forty-five (45) days after its receipt of the Closing Balance Sheet. In the event that the Holder Representative does not provide such a notice of disagreement within such forty-five (45)-day period, the Holder Representative shall be deemed to have accepted the Closing Balance Sheet and the calculation of Closing Date Net Working Capital, Closing Date Indebtedness, Closing Date Cash and Closing Date Unpaid Transaction Expenses delivered by Acquiror, which shall be final, binding and conclusive for all purposes hereunder. In the event any such notice of disagreement is timely provided, Acquiror and the Holder Representative shall use reasonable best efforts for a period of thirty (30) days (or such longer period as they may mutually agree) to resolve any such disagreements specified in such notice. If, at the end of such period, they are unable to resolve such disagreements, then KPMG LLP (or such independent accounting or financial consulting firm of recognized national standing as may be mutually selected by Acquiror and the Holder Representative) (the "Auditor") shall resolve any remaining disagreements. Each of Acquiror and the Holder Representative shall promptly provide their assertions regarding such disagreements in writing to the Auditor and to each other. The Auditor shall be instructed to render its determination with respect to such disagreements as soon as reasonably possible (which the parties hereto agree should not be later

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  than ninety (90) days following the day on which any such disagreements are referred to the Auditor). The Auditor shall base its determination solely on (i) the written submissions of the parties and shall not conduct an independent investigation and (ii) the extent (if any) to which the Closing Date Net Working Capital, Closing Date Indebtedness, Closing Date Cash and/or Closing Date Unpaid Transaction Expenses require adjustment (only with respect to the remaining disagreements submitted to the Auditor) in order to be determined in accordance with Section 3.4(a) (including the definitions of the defined terms used in Section 3.4(a)). The determination of the Auditor shall be final, conclusive and binding on the parties. The date on which Closing Date Net Working Capital, Closing Date Indebtedness, Closing Date Cash and Closing Date Unpaid Transaction Expenses are finally determined in accordance with this Section 3.4(b) is hereinafter referred to as the "Determination Date." All fees and expenses of the Auditor relating to the work, if any, to be performed by the Auditor hereunder shall be borne pro rata as between Acquiror, on the one hand, and the Holder Representative as a Holder Allocable Expense, on the other, in proportion to the allocation of the dollar value of the amounts in dispute between Acquiror and the Holder Representative made by the Auditor such that the party prevailing on the greater dollar value of such disputes pays the lesser proportion of such fees and expenses.

          (c)   The "Adjustment Amount," which may be positive or negative, shall mean (i) Closing Date Net Working Capital (as finally determined in accordance with Section 3.4(b)), minus Target Closing Date Net Working Capital, plus (ii) Estimated Closing Date Indebtedness, minus Closing Date Indebtedness (as finally determined in accordance with Section 3.4(b)), plus (iii) Closing Date Cash (as finally determined in accordance with Section 3.4(b)), minus Estimated Closing Date Cash, plus (iv) Estimated Closing Date Unpaid Transaction Expenses, minus Closing Date Unpaid Transaction Expenses (as finally determined in accordance with Section 3.4(b)). If the Adjustment Amount is a positive number, then the Aggregate Cash Consideration shall be increased by the Adjustment Amount, and if the Adjustment Amount is a negative number, the Aggregate Cash Consideration shall be decreased by the absolute value of the Adjustment Amount. The Adjustment Amount shall be paid in accordance with Section 3.4(d).

          (d)   On the Closing Date, Acquiror shall pay pursuant to Section 3.2(a)(ii) a portion of the Aggregate Cash Consideration equal to the Adjustment Escrow Amount to Escrow Agent, to be held in escrow in accordance with the terms of this Agreement and the Escrow Agreement. The Adjustment Escrow Amount shall be held and invested by the Escrow Agent in accordance with the terms of an Escrow Agreement. If the Adjustment Amount is a positive number, then, promptly following the Determination Date, and in any event within five (5) Business Days of the Determination Date, (x) Acquiror shall pay to each Pre-Closing Holder an amount in cash equal to (i) such holder's Fully-Diluted Percentage, multiplied by (ii) the Adjustment Amount (provided that any incremental Transaction Expenses payable as a result of such payment to the holders shall first be deducted from the Adjustment Amount and promptly paid by Acquiror to the payee(s) of such Transaction Expenses), less any applicable withholding, and (y) the Escrow Agent shall pay to each Pre-Closing Holder an amount in cash equal to (i) the Adjustment Escrow Funds (provided that any incremental Transaction Expenses payable as a result of such payment to the holders shall first be deducted from the Adjustment Escrow Funds and paid by the Escrow Agent to Acquiror and promptly thereafter paid by Acquiror to the payee(s) of such Transaction Expenses), multiplied by (ii) such holder's Applicable Percentage, less any applicable withholding. If the Adjustment Amount is a negative number (the absolute value of such amount, the "Deficit Amount"), then, promptly following the Determination Date, and in any event within five (5) Business Days of the Determination Date, (x) the Escrow Agent shall pay to Acquiror an amount equal to (A) the Deficit Amount, multiplied by (B) the sum of the Fully-Diluted Percentages of all Pre-Closing Holders, and (y) if any of the Adjustment Escrow Funds remain after such payment to Acquiror, the Escrow Agent shall pay to each Pre-Closing Holder an amount in cash equal to (i) the balance

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  of the Adjustment Escrow Funds (provided that any incremental Transaction Expenses payable as a result of such payment to the holders shall first be deducted from such Adjustment Escrow Funds and paid by the Escrow Agent to Acquiror and promptly thereafter paid by Acquiror to the payee(s) of such Transaction Expenses), multiplied by (ii) such holder's Applicable Percentage, less any applicable withholding. Upon determination of the Adjustment Amount pursuant to Section 3.4(b) and Section 3.4(c), each of Acquiror and the Holder Representative shall execute joint written instructions to the Escrow Agent instructing the Escrow Agent to disburse the Adjustment Escrow Funds in accordance with this Section 3.4(d). In no event shall the Holder Representative or any Pre-Closing Holder have any liability under this Section 3.4 in excess of such holder's allocable share of the Adjustment Escrow Funds. In the event that Acquiror is entitled to payment pursuant to this Section 3.4(d) in an amount in excess of the Adjustment Escrow Funds (such excess, the "Adjustment Overage Amount"), Acquiror shall be entitled to payment of, and the Escrow Agent shall pay (concurrent with the payment of the Adjustment Escrow Funds), the Adjustment Overage Amount, from and to the extent of the Indemnification Escrow Funds. In no event shall Acquiror be entitled to payment pursuant to this Section 3.4(d) of any amount in excess of the Adjustment Escrow Funds plus the Indemnification Escrow Funds.

        Section 3.5    Holder Allocable Expenses.     On or prior to the Closing Date, the Holder Representative shall provide to Acquiror a written estimate not to exceed $1,000,000 (which estimate shall include such reserves as the Holder Representative determines in good faith to be appropriate for any Holder Allocable Expenses that are not then known or determinable) of the aggregate amount of the fees and expenses incurred, or that may in the future be incurred, by the Holder Representative in its capacity as such (the "Holder Allocable Expenses"). On the Closing Date, a portion of the Aggregate Cash Consideration in the amount of such estimated Holder Allocable Expenses shall be deposited in the account designated by the Holder Representative no later than three (3) Business Days prior to Closing. Whether or not deposited on or prior to the Closing Date, no amount shall be included on the Closing Balance Sheet with respect to liabilities for the Holder Allocable Expenses. Any excess Holder Allocable Expenses not used by the Holder Representative immediately prior to the release of the Indemnification Escrow Funds pursuant to Section 12.8 shall be deposited with the Escrow Agent as Indemnification Escrow Funds prior to the final distribution of Indemnification Escrow Funds pursuant to Section 12.8.

        Section 3.6    Exchange Agent.     Promptly following the date that is one year after the Effective Time, Acquiror shall instruct the Exchange Agent to deliver to Acquiror all cash, Certificates and other documents in its possession relating to the transactions contemplated hereby, and the Exchange Agent's duties shall terminate. Thereafter, each Pre-Closing Holder of a Certificate and each Pre-Closing Holder of Canceled Options who has not delivered a Holder Acknowledgment may surrender such Certificate or deliver such Holder Acknowledgment to Acquiror and (subject to applicable abandoned property, escheat and similar Laws) receive in consideration therefor, and Acquiror shall promptly pay, the portion of the Merger Consideration deliverable in respect thereof as determined in accordance with this Article III without any interest thereon. None of Acquiror, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration delivered to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar Laws. If any Certificate shall not have been surrendered immediately prior to such date on which any amounts payable pursuant to this Article III would otherwise escheat to or become the property of any Governmental Authority, any such amounts shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

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        Section 3.7    Lost Certificate.     In the event any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Acquiror or the Exchange Agent, the posting by such Person of a bond, in such customary amount as Acquiror or the Exchange Agent may direct, as indemnity against any claim made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof as determined in accordance with this Article III.

        Section 3.8    Withholding.     Notwithstanding any other provision to this Agreement, Acquiror, the Company, the Exchange Agent and the Escrow Agent shall be entitled to deduct and withhold from the cash otherwise deliverable under this Agreement, and from any other consideration otherwise paid or delivered in connection with the transactions contemplated in this Agreement, to any Person such amounts that Acquiror, the Company, the Exchange Agent and the Escrow Agent are required to deduct and withhold with respect to any such deliveries and payments under the Code or any provision of Law. To the extent that amounts are so deducted and withheld, and duly deposited with the appropriate Governmental Authority, by Acquiror, the Company, the Exchange Agent or the Escrow Agent, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

        Section 3.9    Closing of Transfer Books.     At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Common Shares thereafter on the records of the Company.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        Except as set forth in the disclosure letter delivered to Acquiror and Merger Sub by the Company on the date of this Agreement (the "Company Disclosure Letter") to this Agreement, (each section of which, subject to Section 13.9, qualifies the correspondingly numbered and lettered representations in this Article IV) the Company represents and warrants to Acquiror and Merger Sub as of the date of this Agreement as follows:

        Section 4.1    Corporate Organization of the Company.     The Company has been duly incorporated and is validly existing as a corporation in good standing under the DGCL and has the corporate power and authority to own or lease all of its properties and assets and to conduct its business as it is now being conducted. The copies of the certificate of incorporation and bylaws of the Company, in each case, as amended to the date of this Agreement, previously made available by the Company to Acquiror are true, correct and complete. The Company is duly licensed or qualified and in good standing as a foreign corporation in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified would not have, or would not reasonably be expected to have, individually or in the aggregate a Company Material Adverse Effect.

        Section 4.2    Subsidiaries.     A complete list of each Subsidiary of the Company and its jurisdiction of incorporation, formation or organization, as applicable, is set forth on Section 4.2 of the Company Disclosure Letter. The Subsidiaries have been duly formed or organized and are validly existing under the laws of their jurisdiction of incorporation or organization and have the requisite power and authority to own or lease all of their properties and assets and to conduct their business as it is now being conducted. The Company has previously provided to Acquiror true, correct and complete copies of the organizational documents of its Subsidiaries, in each case, as amended to the date of this Agreement. Each Subsidiary is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in

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good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

        Section 4.3    Due Authorization.

          (a)   The Company has all requisite corporate power and authority to execute and deliver this Agreement and (subject to the approvals described in Section 4.5) to consummate the transactions contemplated hereby and to perform all of its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the Board of Directors, and no other corporate proceeding on the part of the Company is necessary to authorize this Agreement (other than the approval of the Merger by the Company's stockholders, in accordance with the Company's certificate of incorporation). This Agreement has been duly and validly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors' rights generally and subject, as to enforceability, to general principles of equity.

          (b)   On or prior to the date of this Agreement, the Board of Directors of the Company has duly adopted resolutions (i) approving and declaring advisable this Agreement and the Merger and the other transactions contemplated hereby, and (ii) authorizing and approving the execution, delivery and performance of this Agreement and the transactions contemplated hereby. No other corporate action is required by the Company or its stockholders to enter into this Agreement or approve the Merger, other than delivery the Written Consent (in the form attached as Section A of the Company Disclosure Letter) duly executed by each of the Principal Stockholders and the Management Stockholders as contemplated by Section 228(e) of the DGCL and Section 6.3 hereof.

        Section 4.4    No Conflict.     Except as set forth on Section 4.4 of the Company Disclosure Letter, subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 4.5 or on Section 4.5 of the Company Disclosure Letter, the execution and delivery of this Agreement by the Company and the consummation of the transactions contemplated hereby do not and will not (a) violate or conflict with any provision of, or result in the breach of, or default under the certificate of incorporation, bylaws or other organizational documents of the Company or any of its Subsidiaries, (b) violate or conflict with any provision of, or result in the breach of, or default under any applicable Law or Governmental Order (nor, with respect to any Governmental Order, give any Person the right to obtain any relief or exercise any remedy thereunder), (c) violate or conflict with any provision of, or result in the breach of, or default under any agreement, indenture or other instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries may be bound, or terminate or result in the termination of any such agreement, indenture or instrument, or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries, or constitute an event which, after notice or lapse of time or both, would result in any such violation, conflict, default, breach, termination or creation of a Lien or result in a violation or revocation of any required license, permit or approval from any Governmental Authority or other Person, except, in the case of clauses (b) through (d), to the extent that the occurrence of any of the foregoing would not have, or would not reasonably be expected to have, individually or in the aggregate, (i) a material adverse effect on the ability of the Company to enter into and perform its obligations under this Agreement or (ii) a Company Material Adverse Effect.

        Section 4.5    Governmental Authorities; Consents.     Assuming the truth and completeness of the representations and warranties of Acquiror contained in this Agreement, no consent, waiver, approval or authorization of, or designation, declaration or filing with, or notification to, any Governmental

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Authority or other Person is required on the part of the Company or any of its Subsidiaries with respect to the Company's execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) applicable requirements of the HSR Act or any similar foreign Law; (ii) any consents, approvals, authorizations, designations, declarations or filings, the absence of which would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and (iii) the filing of the Certificate of Merger in accordance with the DGCL.

        Section 4.6    Capitalization of the Company.

          (a)   The authorized capital stock of the Company consists of 15,000,000 shares of Common Stock, of which 7,448,917 shares are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of Common Stock have been duly authorized and validly issued and are fully paid and nonassessable.

          (b)   Except as set forth on Section 4.6 of the Company Disclosure Letter, the Company has not granted any outstanding options, stock appreciation rights, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of the Common Stock, or any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares, for the repurchase or redemption of shares of Common Stock or the value of which is determined by reference to the Common Stock, and there are no agreements of any kind which may obligate the Company to issue, purchase, redeem or otherwise acquire any of its Common Stock.

        Section 4.7    Capitalization of Subsidiaries.

          (a)   The outstanding shares of capital stock of each of the Company's Subsidiaries have been duly authorized and validly issued and are fully paid and nonassessable.

          (b)   Except as set forth on Section 4.7 of the Company Disclosure Letter, the Company or one or more of its wholly owned Subsidiaries own of record and beneficially all the issued and outstanding shares of capital stock of such Subsidiaries free and clear of any Liens other than Permitted Liens.

          (c)   For each of the Company's Subsidiaries not so wholly owned by the Company or one or more of its Subsidiaries, Section 4.7 of the Company Disclosure Letter sets forth the number of all issued and outstanding securities, including shares of each class of capital stock or equity interests, the names of the holders thereof and the number of shares or equity interests held by each holder of such Subsidiary. Except as set forth on Section 4.7 of the Company Disclosure Letter, there are no outstanding subscriptions, options, warrants, rights or other securities exercisable or exchangeable for any capital stock of such Subsidiaries, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares, the sale of treasury shares or other equity interests, or for the repurchase or redemption of shares or other equity interests of such Subsidiaries' capital stock, or any voting trusts, proxies or agreements of any kind which may obligate any Subsidiary of the Company to issue, purchase, register for sale, redeem or otherwise acquire any of its capital stock.

        Section 4.8    Financial Statements.

          (a)   Attached as Section 4.8 of the Company Disclosure Letter are true and complete copies of the audited consolidated balance sheets and statements of income, cash flow and stockholders' equity of the Company and its Subsidiaries as of and for the years ended December 31, 2015, December 31, 2014 and December 31, 2013, together with the auditor's reports thereon (the "Audited Financial Statements" and, collectively with the Audited 2015 Segmented Financial

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  Statements and the Q1 Financial Statements (each as defined in, and to be delivered in accordance with, Section 6.8), the "Financial Statements").

          (b)   Except as set forth on Section 4.8 of the Company Disclosure Letter, the Audited Financial Statements and, when delivered pursuant to Section 6.8, the Audited 2015 Segmented Financial Statements and the Q1 Financial Statements (i) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations, their consolidated incomes, their consolidated changes in stockholders' equity (with respect to the Audited Financial Statements only) and their consolidated cash flows for the respective periods then ended (subject, in the case of the Q1 Financial Statements, to normal year-end adjustments), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), (iii) were prepared from, and are in accordance with, the books and records of the Company and its consolidated Subsidiaries and (iv) when the Audited 2015 Segmented Financial Statements are delivered by the Company for inclusion in the Registration Statement for filing with the SEC following the date of this Agreement in accordance with Section 6.8, will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Securities Exchange Act of 1934 (the "Exchange Act") and the Securities Act in effect as of the respective dates thereof. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

          (c)   When delivered in accordance with Section 6.8(a), the Audited 2015 Segmented Financial Statements will contain no material difference from the Audited Financial Statements for the year ended 2015 (the "Audited 2015 Financial Statements"), other than the division of such information in the Audited 2015 Financial Statements and use of footnotes as required to properly display segment reporting in the Audited 2015 Segmented Financial Statements.

        Section 4.9    Undisclosed Liabilities.     Except as set forth on Section 4.9 of the Company Disclosure Letter, as of the date of this Agreement, there is no liability, debt or obligation of or claim or judgment against the Company or any of its Subsidiaries, (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due), except for liabilities, debts, obligations, claims or judgments (i) reflected or reserved for on the Financial Statements or disclosed in the notes thereto, (ii) that have arisen since the date of the most recent balance sheet included in the Financial Statements in the ordinary course of the operation of business, consistent with past practice, of the Company and its Subsidiaries, or (iii) which would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

        Section 4.10    Litigation and Proceedings.     Except (i) as set forth on Section 4.10 of the Company Disclosure Letter, (ii) Actions under Environmental Law (as to which certain representations and warranties are made pursuant to Section 4.22), and (iii) Actions relating to Taxes (as to which certain representations and warranties are made pursuant to Section 4.15), as of the date of this Agreement, there are no pending or, to the knowledge of the Company, threatened, lawsuits, actions, suits, judgments, claims or other proceedings at law or in equity (collectively, "Legal Proceedings") against the Company or any of its Subsidiaries or, to the knowledge of the Company, any of their respective directors, officers or employees (in their capacity as such). Except as set forth on Section 4.10 of the Company Disclosure Letter, no investigations or other inquiries are pending or, to the knowledge of the Company, threatened by any Governmental Authority, against Company or any of its Subsidiaries, or, to the knowledge of the Company, any of their respective officers, directors or employees (in their capacity as such). Except as set forth on Section 4.10 of the Company Disclosure Letter, all pending Legal Proceedings against the Company or any of its Subsidiaries or, to the knowledge of the Company, any of their respective directors, officers or employees (in their capacity as such) are fully

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covered (subject to applicable deductibles or self-insured retention amount) by a valid and fully-paid insurance policy. Except as set forth on Section 4.10 of the Company Disclosure Letter, there is no outstanding Governmental Order imposed upon the Company or any of its Subsidiaries; nor are any assets of the Company's or its Subsidiaries respective business, bound or subject to any Governmental Order.

        Section 4.11    Legal Compliance.     Except with respect to (i) matters set forth on Section 4.11 of the Company Disclosure Letter, (ii) compliance with Environmental Laws (as to which certain representations and warranties are made pursuant to Section 4.22), and (iii) compliance with Tax Laws (as to which certain representations and warranties are made pursuant to Section 4.15), the Company and its Subsidiaries are, and since January 1, 2011 have been, in compliance in all material respects with all applicable Laws.

        Section 4.12    Contracts; No Defaults.

          (a)   Section 4.12 of the Company Disclosure Letter contains a listing of all Contracts described in clauses (i) through (xvii) below to which, as of the date of this Agreement, the Company or any of its Subsidiaries is a party. True, correct and complete copies of the Contracts listed on Section 4.12 of the Company Disclosure Letter have been delivered to or made available to Acquiror or its agents or representatives, together with all amendments thereto.

              (i)  Each Contract (other than (x) purchase orders issued by or to suppliers or customers entered into in the ordinary course of business and (y) Contracts of the type (without giving effect to dollar thresholds) described in other clauses of this Section 4.12(a)) that the Company reasonably anticipates will involve aggregate payments or consideration furnished by or to the Company or any of its Subsidiaries of more than $1,000,000 during calendar year 2016;

             (ii)  Each note, debenture, other evidence of indebtedness, guarantee, loan, credit or financing agreement or instrument or other contract for money borrowed by the Company or any of its Subsidiaries, including any agreement or commitment for future loans, credit or financing;

            (iii)  Each Contract for the acquisition of any Person or any business unit thereof or the disposition of any material assets of the Company or any of its Subsidiaries (other than in the ordinary course of business), in each case, involving payments in excess of $1,000,000, other than Contracts in which the applicable acquisition or disposition has been consummated and there are no material obligations ongoing;

            (iv)  Each lease, rental or occupancy agreement, license, installment and conditional sale agreement, and other Contract that provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any real or personal property and involves aggregate payments in excess of $1,000,000 in any calendar year;

             (v)  Each joint venture Contract, partnership agreement, or limited liability company agreement;

            (vi)  Contracts with each current officer, director, or current employee or worker of or consultant to the Company or any of its Subsidiaries, who receives annual base compensation (excluding bonus and other benefits) in excess of $300,000;

           (vii)  Contracts with any employee or consultant to the Company or any of its Subsidiaries that provide for change in control, retention or similar payments or benefits contingent upon, accelerated by or triggered by the consummation of the transactions contemplated by this Agreement;

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          (viii)  Contracts containing covenants of the Company or any of its Subsidiaries prohibiting or limiting the right of the Company or any of its Subsidiaries to engage, compete or solicit any Person in any line of business or prohibiting or restricting their ability to conduct business with any Person in any geographic area;

            (ix)  Any Contracts either (x) to which the Company is a party or (y) to the knowledge of the Company, and relating to the voting of the equity interests or the election of directors, officers or managers, as applicable, of the Company or any of its Subsidiaries, or granting a right of first refusal, first offer or similar preferential right to purchase or acquire equity interests of the Company or any of its Subsidiaries;

             (x)  Any collective bargaining agreement or Contract with any labor union, works council or other body representing employees of the Company or any of its Subsidiaries;

            (xi)  Each Contract pursuant to which the Company or any of its Subsidiaries grants or permits or is granted or is permitted the right to use or register material Intellectual Property (other than standard form Contracts granting rights to use readily available shrink wrap or click wrap software), including license agreements, coexistence agreements, and covenants not to sue;

           (xii)  Each Contract requiring capital expenditures after the date of this Agreement in an amount in excess of $1,000,000 in any calendar year;

          (xiii)  Any Contract that (A) grants to any third person any "most favored nation rights" or (B) grants to any third person price guarantees for a period greater than one year from the date of this Agreement and are reasonably anticipated to result in a liability of the Company and requires aggregate future payments to the Company or any of its Subsidiaries in excess of $1,000,000 per annum;

          (xiv)  Any Contract entered into in the last twelve (12) months reflecting the settlement of any Legal Proceedings, other than (A) releases immaterial in nature or amount entered into with former employees or independent contractors of the Company or any of its Subsidiaries, in the ordinary course of business consistent with past practice with the routine cessation of such employee's or independent contractor's employment or service, as applicable, with the Company or any of its Subsidiaries, (B) Contracts reflecting the settlement of any Legal Proceedings in which the liability is covered by insurance or (C) settlement Contracts for cash only (which have been paid) that do not exceed $1,000,000;

           (xv)  Any power of attorney or agency agreement to which the Company or any of its Subsidiaries is a party (other than powers of attorney granted to local attorneys, agents or accountants or their respective firms for the purposes of registrations, filings or corporate formation, tax filings or administration matters for corporate entities) involving any payments by the Company in excess of $100,000;

          (xvi)  Any Contract providing for indemnification (including any obligation to advance funds for expenses) of the current or former directors or officers of the Company or any of its Subsidiaries; and

         (xvii)  Contracts involving the profit sharing of the Company or any of its Subsidiaries in excess of $500,000 in any given year.

          (b)   As of the date of this Agreement, all of the Contracts listed pursuant to Section 4.12(a) are (i) in full force and effect and (ii) represent the legal, valid and binding obligations of the Company or one of its Subsidiaries party thereto and, to the knowledge of the Company, represent the legal, valid and binding obligations of the other parties thereto. Except, in each case, where the occurrence of such breach or default would not have, or would not reasonably be expected to

A.A-1-26

  have, a Company Material Adverse Effect, (x) the Company and its Subsidiaries have performed in all material respects all respective obligations required to be performed by them to date under such Contracts listed pursuant to Section 4.12(a) and neither the Company, any of its Subsidiaries nor, to the knowledge of the Company, any other party thereto is in material breach of or default under any such Contract, (y) as of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any claim or notice of termination or breach of or default under any such Contract, and (z) to the knowledge of the Company, no event has occurred which individually or together with other events, would reasonably be expected to result in a material breach of or a default under any such Contract (in each case, with or without notice or lapse of time or both).

        Section 4.13    Company Benefit Plans.

          (a)   Section 4.13(a) of the Company Disclosure Letter sets forth a complete list of each material "employee benefit plan" as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, ("ERISA") and any other plan, policy, program or agreement (including without limitation, any employment, severance, retention, change in control or similar agreement) providing compensation (i.e., not fees for services performed) providing compensation or other benefits to any current or former director, officer, individual consultant or employee, which are maintained, sponsored or contributed to by the Company or any of its ERISA Affiliates, or to which the Company or any ERISA Affiliate is a party (each, a "Company Benefit Plan"). The Company has delivered to Acquiror complete copies of (i) each Company Benefit Plan (or, if not written a written summary of its material terms), including without limitation all plan documents, trust agreements, insurance contracts or other funding vehicles and all amendments thereto, (ii) all summaries and summary plan descriptions, including any summary of material modifications (iii) the most recent annual reports (Form 5500 series) filed with the IRS with respect to such Company Benefit Plan, (iv) the most recent actuarial report or other financial statement relating to such Company Benefit Plan, (v) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Company Benefit Plan and any pending request for such a determination letter, and (vi) all filings made with any Governmental Authorities, including but not limited any filings under the Voluntary Compliance Resolution or Closing Agreement Program or the Department of Labor Delinquent Filer Program.

          (b)   Except as set forth on Section 4.13(b) of the Company Disclosure Letter, (i) each Company Benefit Plan has been operated and administered in material compliance with its terms and all applicable Laws, including ERISA and the Code; (ii) all contributions required to be made with respect to any Company Benefit Plan on or before the date hereof have been made and all obligations in respect of each Company Benefit Plan as of the date hereof have been accrued and reflected in the Company's financial statements to the extent required by GAAP; and (iii) each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code (A) has received a favorable determination or opinion letter as to its qualification, (B) has been established under a standardized master and prototype or volume submitter plan for which a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer, or (C) has time remaining under applicable Laws to apply for a determination or opinion letter or to make any amendments necessary to obtain a favorable determination or opinion letter.

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          (c)   Except as set forth on Section 4.13(c) of the Company Disclosure Letter, no Company Benefit Plan is a multiemployer pension plan (as defined in Section 3(37) of ERISA) (a "Multiemployer Plan") or other pension plan that is subject to Title IV of ERISA ("Title IV Plan") and neither the Company nor any of its ERISA Affiliates has sponsored or contributed to or been required to contribute to a Multiemployer Plan or Title IV Plan at any time within the previous six (6) years. Neither the Company nor any ERISA Affiliates has incurred any withdrawal liability under Section 4201 of ERISA nor does the Company or any ERISA Affiliates expect to withdraw in a "complete withdrawal" or "partial withdrawal" within the meaning of Section 4203 and 4205 of ERISA, and to the knowledge of the Company, no Multiemployer Plan has been terminated, or is in "endangered" or "critical" status so as to result directly or indirectly in any increase in contributions or in liability contingent or otherwise to the Company or any ERISA Affiliates.

          (d)   With respect to any Title IV Plan (i) no reportable event (within the meaning of Section 4043 of ERISA, other than an event for which the reporting requirements have been waived by regulations) has occurred within the last three years, or is expected to occur, and (ii) no filing has been made by the Company or any Subsidiary and no proceeding has been commenced to terminate any Title IV Plan. No Title IV Plan or any trust established thereunder has incurred any "accumulated funding deficiency" (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each Title IV Plan ended prior to the date hereof.

          (e)   With respect to the Company Benefit Plans, no material actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened, and to the knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to any such actions, suits or claims.

          (f)    No Company Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of the Company or any Subsidiary for periods extending beyond their retirement or other termination of service, other than (i) coverage mandated by applicable Law, (ii) death benefits under any "pension plan," or (iii) benefits the full cost of which is borne by the current or former employee (or his beneficiary). No condition exists that would prevent the Company or any Subsidiary from amending or terminating any Company Benefit Plan providing health or medical benefits in respect of any active employee of the Company or any Subsidiary other than limitations imposed under the terms of collective bargaining agreement.

          (g)   Except as set forth on Section 4.13(g) of the Company Disclosure Letter, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event (such as termination following the consummation of the transactions contemplated hereby), (i) entitle any current or former employee or officer of the Company or any Subsidiary to any material severance pay, except as expressly provided in this Agreement or in the Company Disclosure Letter, or (ii) other than with respect to SARs, or the accelerated vesting of Options, accelerate the time of payment or vesting, or increase the amount of compensation due any such employee or officer. No amounts payable under the Company Benefit Plans will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code.

          (h)   The Company is and at all times has been in compliance in all material respects with the terms of the agreement, by and among the Company, the Pension Benefit Guaranty Corporation and BW Holdings, LLC, dated January 31, 2003.

          (i)    With respect to each Company Benefit Plan subject to the laws of any jurisdiction outside the United States, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (i) all employer contributions to each such Company

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  Benefit Plan required by Law or by the terms of such Company Benefit Plan have been made and (ii) each such Company Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

          (j)    The funded status of the Company's Title IV Plans and postemployment medical benefits plans as of December 31, 2015 is accurately disclosed in the notes to the Financial Statements for the year ended December 31, 2015.

        Section 4.14    Labor Relations; Employees.

          (a)   Except as set forth on Section 4.14 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, works council agreement, or any similar agreement, no such agreement is being negotiated by the Company or any of its Subsidiaries, and no labor union has requested or, to the Company's knowledge, has sought to represent any of the employees of the Company or its Subsidiaries. There is no strike, slowdown, work stoppage, lockout or other material labor dispute involving the Company or any Subsidiary pending, or to the Company's knowledge threatened, nor is the Company aware of any labor organization activity involving any employees of the Company or any Subsidiary.

          (b)   The Company and its Subsidiaries (i) are in material compliance with all applicable Laws respecting labor and employment, including obligations under the National Labor Relations Act and any notice and other requirements under the Workers' Adjustment and Retraining Notification Act ("WARN") and any similar state or local law; (ii) has not committed any unfair labor practices, (iii) has no material pending or threatened claims or controversies regarding employment, terms of employment or termination of employment.

          (c)   To the knowledge of the Company, no employee of the Company or any of its Subsidiaries with annual compensation in excess of $300,000 intends to terminate his or her employment.

          (d)   The Contracts listed on Section 4.14 of the Company Disclosure Letter include all individual written employment, consulting, retention, change in control bonus or severance agreements to which, as of the date of this Agreement, either the Company or any of its Subsidiaries is a party with respect to any current employee whose compensation or benefits during the fiscal year ending December 31, 2015 exceeds $300,000 and which may not be terminated at will, or by giving notice of thirty (30) days or less, without cost or penalty. The Company has delivered or made available to Acquiror true, correct and complete copies of each such Contract, as amended to date. Notwithstanding the foregoing, no employment agreement need be set forth in Section 4.14 of the Company Disclosure Letter or disclosed to Acquiror if such employment agreement does not relate to an employee who did not receive compensation or benefits during the fiscal year ending December 31, 2015 exceeding the currency equivalent of $300,000.

          (e)   To the knowledge of the Company, no present or former employee or independent contractor of the Company or any of its Subsidiaries with annual compensation in excess of $300,000 is in violation of any term of any restrictive covenant, nondisclosure obligation or fiduciary duty (i) to the Company or any of its Subsidiaries or (ii) to a former employer or engager of any such individual relating to the right of any such individual to work for or provide services to the Company or any of its Subsidiaries.

          (f)    Neither the Company nor any of its Subsidiaries are "contractors" or "subcontractors" as defined by Executive Order 11246 or required to maintain an affirmative action plan.

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        Section 4.15    Taxes.

          (a)   All Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any applicable extensions), all such Tax Returns (taking into account all amendments thereto) are complete and accurate in all respects and all Taxes shown as due on such filed Tax Returns have been paid, other than Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

          (b)   The Closing Date Net Working Capital (as finally determined in accordance with Section 3.4(b)) shall fully, correctly and completely reflect all accrued Taxes with respect to the Company and each of its Subsidiaries with respect to any Pre-Closing Tax Period that are due and payable after the Closing Date.

          (c)   The Company and its Subsidiaries have withheld from amounts owing to any employee, creditor or other Person all material Taxes required by Law to be withheld, and has paid over to the proper Governmental Authority in a timely manner all such withheld amounts and has otherwise complied in all material respects with all applicable withholding and related reporting requirements.

          (d)   There are no Liens for any material Taxes (other than Permitted Liens) upon any property or assets of the Company or any of its Subsidiaries.

          (e)   Other than the SAT Tax Action, no deficiency for any amount of Tax has been asserted or assessed by any Governmental Authority in writing against the Company or any of its Subsidiaries that remains unpaid except for deficiencies being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

          (f)    Other than the SAT Tax Action, there are no ongoing or pending Actions (other than audits and examinations in the ordinary course of business) with respect to any Taxes of the Company or any of its Subsidiaries and there are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any Taxes of the Company or any of its Subsidiaries.

          (g)   Neither the Company nor any of its Subsidiaries has made a request for an advance tax ruling, request for technical advice, a request for a change of any method of accounting or any similar request that is in progress or pending with any Governmental Authority with respect to any Taxes.

          (h)   Neither the Company nor any of its Subsidiaries is a party to any Tax indemnification or Tax sharing agreements under which the Company or any of its Subsidiaries would reasonably be expected to be liable for the Taxes of an entity that is neither the Company nor any of its Subsidiaries, other than customary commercial contracts not primarily related to Taxes.

          (i)    Neither the Company nor any of its Subsidiaries has been a party to any transaction treated by the parties as a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement.

          (j)    Neither the Company nor any of its Subsidiaries is liable for Taxes of any other Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Tax Law or as a transferee or successor, by contract or otherwise.

          (k)   To the Company's knowledge, no claim has been made by any Governmental Authority where the Company or any of its Subsidiaries does not file Tax Returns that it is or could reasonably be expected to be subject to taxation in that jurisdiction.

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          (l)    Neither the Company nor any of its Subsidiaries has participated in a "listed transaction" within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

          (m)  Neither the Company nor any of its Subsidiaries is or has been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(ii) of the Code.

          (n)   Neither the Company nor any of its Subsidiaries will be required, as a result of (i) a change in accounting method made on or before the Closing Date for a Tax period (or a portion thereof) ending on or before the Closing Date, except as required by applicable Laws, to include any adjustment under Section 481(c) of the Code (or any similar provision of state, local or foreign Law) in taxable income for any Tax period beginning on or after the Closing Date or (ii) (A) any "closing agreement" described in Section 7121 of the Code (or any similar provision of state, local or foreign Law), (B) installment sale entered into on or before the Closing Date or prepaid amount received outside the ordinary course of business on or before the Closing Date, or (C) election pursuant to Section 108(i) of the Code (or any similar provision of state, local or foreign Law) made on or before the Closing Date, to include any item of income or exclude any item of deduction from Tax liability in any Tax period (or portion thereof), beginning after the Closing.

        Notwithstanding anything in this Agreement to the contrary, the representations and warranties in this Section 4.15 shall not support any claim or cause of action for Damages in respect of the amount, availability or usage of any Tax attributes of the Company or any of its Subsidiaries in any Tax period (or portion thereof) beginning on or after the Closing Date.

        Section 4.16    Brokers' Fees.     Except as set forth on Section 4.15(a) of the Company Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders' fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by the Company, any of its Subsidiaries or any of their Affiliates.

        Section 4.17    Insurance.     Section 4.17 of the Company Disclosure Letter contains a list of all material policies or binders of property, fire and casualty, product liability, workers' compensation, and other forms of insurance held by, or for the benefit of, the Company or any of its Subsidiaries as of the date of this Agreement. True correct and complete copies of such insurance policies as in effect as of the date hereof have been made available to Acquiror.

        Section 4.18    Licenses, Permits and Authorizations.     Except as set forth on Section 4.18 of the Company Disclosure Letter, and except with respect to licenses, approvals, consents, registrations and permits required under applicable Environmental Laws (as to which certain representations and warranties are made pursuant to Section 4.22), the Company and its Subsidiaries have obtained all of the licenses, approvals, consents, registrations and permits necessary under applicable Laws to permit the Company and its Subsidiaries to own, operate, use and maintain their assets in the manner in which they are now operated and maintained and to conduct the business of the Company and its Subsidiaries as currently conducted, except where the absence of any such license, approval, consent, registration or permit would not, or would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. Each Permit held by the Company or any of its Subsidiaries, is valid, binding and in full force and effect. Neither the Company nor any of its Subsidiaries is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a material default or violation) in any material respect of any term, condition or provision of any Permit to which it is a party.

        Section 4.19    Machinery, Equipment and Other Tangible Property; Sufficiency.

          (a)   Except as set forth on Section 4.19(a) of the Company Disclosure Letter, the Company or one of its Subsidiaries owns and has good title to, and has the legal and beneficial ownership of or

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  a valid leasehold interest in or right to use by license or otherwise, all material machinery, equipment and other tangible property reflected on the books of the Company and its Subsidiaries as owned by the Company or one of its Subsidiaries, free and clear of all Liens other than Permitted Liens. Except as set forth in Section 4.19(a) of the Company Disclosure Letter, since the date of the latest balance sheet in the Financial Statements, neither the Company nor any of its Subsidiaries has suffered any extraordinary damage, destruction or loss to any material asset of the Company, whether or not covered by insurance.

          (b)   Except as set forth on Section 4.19(b) of the Company Disclosure Letter, all material personal property and leased personal property assets of the Company and its Subsidiaries are structurally sound and in good operating condition and repair (ordinary wear and tear expected) and are suitable for their present uses.

          (c)   Except as set forth on Section 4.19(c) of the Company Disclosure Letter, as of the Closing, the assets owned by or leased to the Company and its Subsidiaries, constitute substantially all assets necessary to operate the business in substantially the same manner and scope as the business (i) has been conducted during the previous twelve (12) months and (ii) is operated as of the date hereof and immediately prior to the Closing.

        Section 4.20    Real Property.

          (a)   Section 4.20(a) of the Company Disclosure Letter accurately lists, as of the date of this Agreement, (a) all Owned Real Property and (b) all Leased Real Property. Except as set forth on Section 4.20(a) of the Company Disclosure Letter, with respect to each parcel of Owned Real Property:

              (i)  The Company or a Subsidiary owns good and marketable fee simple title to all Owned Real Property, in each case, free and clear of all Liens, other than Permitted Liens.

             (ii)  To the knowledge of the Company, none of the Permits from any Governmental Authority having jurisdiction over the Owned Real Property that is necessary to permit the current use of the buildings and improvements on the Owned Real Property has failed to be obtained or is not in full force and effect, and neither the Company nor any Subsidiary has received written notice of any outstanding threat of modification or cancellation of any such Permit.

            (iii)  As of the date of this Agreement, no party other than the Company or a Subsidiary, and other than railroad and utility concerns servicing the Owned Real Property, has any right to use or occupy the Owned Real Property or any portion thereof, whether as tenants, subtenants, trespassers or otherwise.

            (iv)  To the knowledge of the Company, no third party has a right to acquire any interest in the Owned Real Property.

             (v)  To the knowledge of the Company, there are no eminent domain or similar proceedings pending or threatened affecting all or any material portion of the Owned Real Property. To the knowledge of the Company, there is no writ, injunction, decree, order or judgment outstanding, nor any action claim, suit or proceeding pending or threatened, relating to the ownership, lease, use, occupancy or operation by any Person of the Owned Real Property.

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          (b)   Except as set forth on Section 4.20(b) of the Company Disclosure Letter, with respect to each parcel of Leased Real Property:

              (i)  The Company or one of its Subsidiaries has a valid and subsisting leasehold estate in, and enjoys peaceful and undisturbed possession of, all Leased Real Property, free and clear of all Liens, except for Permitted Liens.

             (ii)  The Leased Real Property is in material compliance with all laws, rules, regulations and ordinances related to the business as it is currently conducted on such Leased Real Property.

            (iii)  The Company and its Subsidiaries are in material compliance with all Liens, encumbrances, easements, restrictions, and other matters of record affecting the Leased Real Property, and neither the Company nor any of its Subsidiaries has received any notice alleging any default under any of such Liens, encumbrances, easements, restrictions, or other matters. The Company's and its Subsidiaries', as applicable, possession and quiet enjoyment of the Leased Real Property under such leases has not been disturbed, and to the knowledge of the Company, there are no disputes with respect to such leases.

            (iv)  The Company and its Subsidiaries have delivered to Acquiror true, correct and complete copies of all leases, lease guaranties, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in or relating to the Leased Real Property, including all amendments, terminations and modifications thereof ("Real Property Leases"), and there are no other lease agreements for real property affecting the Leased Real Property or to which any of the Company or its Subsidiaries is bound; and all such Real Property Leases are, and shall be, in full force and effect and valid and binding, and enforceable in accordance with their respective terms. The Company or a Subsidiary owns all of the lessee's or tenant's interest under the Real Property Leases and has not assigned, pledged or otherwise hypothecated any such interest. The Company and its Subsidiaries are in material compliance with the terms of all of the Real Property Leases, and there are no defaults under the Real Property Leases by the Company or its Subsidiaries, or, to the knowledge of the Company, the lessor or landlord thereunder, and there are no events which with the passage of time or notice, or both, would constitute a default on the part of the Company or a Subsidiary, or, to the knowledge of the Company, any other party to the Real Property Leases. Neither the Company nor any Subsidiary has received any notice alleging any default under any of the Real Property Leases. Except as described on Section 4.20(b)(iv) of the Company Disclosure Letter, the consummation of the transactions provided for herein will not create or constitute a default or event of default under any Real Property Lease or require the consent of any other party to any such lease to avoid a default or event of default.

             (v)  As of the date of this Agreement, no party, other than the Company or a Subsidiary, has any right to use or occupy the Leased Real Property or any portion thereof, whether as tenants, subtenants, trespassers or otherwise.

            (vi)  To the knowledge of the Company, no third party has a right to acquire any interest in the Leased Real Property.

           (vii)  To the knowledge of the Company, there are no eminent domain or similar proceedings pending or threatened affecting all or any material portion of the Leased Real Property. To the knowledge of the Company, there is no writ, injunction, decree, order or judgment outstanding, nor any action claim, suit or proceeding pending or threatened, relating to the ownership, lease, use, occupancy or operation by any Person of the Leased Real Property.

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          (viii)  The Leased Real Property is in good condition and repair and is sufficient for the uses in which such property is presently employed.

        Section 4.21    Intellectual Property.

          (a)   Section 4.21(a) of the Company Disclosure Letter lists each patent, registered trademark, registered service mark or trade name, domain name, social media address and registered copyright or mask work, or applications for any of the foregoing, owned by the Company or any of its Subsidiaries as of the date of this Agreement, whether in the United States or internationally as of the date of this Agreement. The Company or one of its Subsidiaries is the sole and exclusive beneficial and record owner of all of the Intellectual Property items set forth in Section 4.21(a) of the Company Disclosure Letter, and all such Intellectual Property is subsisting, valid, and enforceable.

          (b)   Except as set forth on Section 4.21(b) of the Company Disclosure Letter, the Company or one of its Subsidiaries owns or has the right to use pursuant to a written license, sublicense, agreement or permission, all Intellectual Property used in the operation of the business of the Company and its Subsidiaries, as presently conducted. Except as set forth on Section 4.21(b) of the Company Disclosure Letter, (i) the Company and its Subsidiaries are not interfering with, infringing upon, misappropriating or otherwise violating any Intellectual Property of any Person, except for any infringement, misappropriation or other violation that would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (ii) there is no claim, action, suit or proceeding pending or to the Company's knowledge, threatened, alleging infringement or violation by or misappropriation of any Intellectual Property of any Person. There are no orders, writs, injunctions, or decrees to which the Company or any of its Subsidiaries is subject with respect to any material Intellectual Property

          (c)   Except as set forth on Section 4.21(c) of the Company Disclosure Letter, to the knowledge of the Company (i) no Person is interfering with, infringing upon, misappropriating or otherwise violating any Intellectual Property of the Company or any of its Subsidiaries, and (ii) the Company and its Subsidiaries have not sent to any Person in the past two (2) years any written notice, charge, complaint, claim or other written assertion of any present, impending or threatened infringement or violation by or misappropriation of, or other conflict with, any Intellectual Property of the Company or any of its Subsidiaries

          (d)   The Company and its Subsidiaries take reasonable measures to protect the confidentiality of trade secrets and other material confidential or proprietary know-how and processes. To the knowledge of the Company, there has not been any disclosure of or access to any trade secrets or other material confidential or proprietary know-how and processes of the Company or any of its Subsidiaries to or by any Person in a manner that has resulted or would reasonably be likely to result in the misappropriation of, or loss of trade secret or other rights in and to, such information.

          (e)   Except as set forth on Section 4.21(e) of the Company Disclosure Letter, to the knowledge of the Company, there is no jurisdiction anywhere in the world in which the names and marks CORELLE, PYREX, CORNINGWARE, SNAPWARE, VISIONS, and CHICAGO CUTLERY are not available for use and registration by the Company and its Subsidiaries in connection with the types of products currently offered by the Company and its Subsidiaries under such names and marks.

        Section 4.22    Environmental Matters.

          (a)   Except as set forth on Section 4.22(a) of the Company Disclosure Letter, the Company and its Subsidiaries have been and are in material compliance with all applicable Environmental Laws and to the knowledge of the Company, there are no facts, conditions or circumstances that

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  could reasonably be expected to prevent or materially interfere with future compliance with Environmental Laws that are in existence as of the date of this Agreement.

          (b)   Except as set forth on Section 4.22(b) of the Company Disclosure Letter, the Company and its Subsidiaries hold all material Environmental Permits for the construction, modification, operation and maintenance of their businesses, operations and assets as they now exist and are operated and no appeal nor any other action is pending to revoke any such Environmental Permit.

          (c)   Except as set forth on Section 4.22(c) of the Company Disclosure Letter, there are no written claims or notices of violation or liability pending or, to the knowledge of the Company, issued to or threatened against the Company or any of its Subsidiaries alleging material violations of or material liability under any Environmental Law.

          (d)   Except as set forth on Section 4.22(d) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has received any requests for information, or to the knowledge of the Company, is subject to any investigation, with respect to any matter relating to a potential material violation of or material liability under applicable Environmental Law.

          (e)   Except as set forth on Section 4.22(e) of the Company Disclosure Letter, there has not been any release, discharge, disposal or emission of any Hazardous Materials at, on, under or migrating to or from any property that is or, to the knowledge of the Company, was owned, leased or operated by the Company or any of its Subsidiaries, that could reasonably be expected to form the basis of any material liability or obligation pursuant to Environmental Law or that could reasonably be expected to materially interfere with the operation of the businesses or assets of the Company or any of its Subsidiaries.

          (f)    Except as set forth on Section 4.22(f) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has entered into any agreement with respect to the sale or conveyance of any formerly owned property or business pursuant to which it has retained potential liability pursuant to Environmental Law, or agreed to indemnify its counterparty for such liability, excluding any such agreements as to which the time for making claims has expired by the terms of the agreement or any applicable statute of limitations.

          (g)   The Company has provided to Acquiror all material assessments, reports, data, results of investigations or audits that are in the possession of the Company or its Subsidiaries pertaining to the environmental condition of any of their properties and assets or compliance (or noncompliance) with applicable Environmental Laws; open or pending notices of violation, material requests for information, notices of actual or potential liability, or claims (all with respect to Environmental Law); any orders, decrees and judgments relating to Environmental Laws that are still in force and effect; and all Environmental Permits issued to the Company and its Subsidiaries that are still in force and all pending applications to renew such Environmental Permits.

        Section 4.23    Absence of Changes.

          (a)   Except as set forth on Section 4.23 of the Company Disclosure Letter, from the date of the most recent balance sheet included in the Financial Statements to the date of this Agreement, there has not been any, Company Material Adverse Effect.

          (b)   Except as set forth on Section 4.23 of the Company Disclosure Letter, from the date of the most recent balance sheet included in the Financial Statements through the date of this Agreement, the Company and its Subsidiaries have, in all material respects, conducted their business and operated their properties in the ordinary course of business consistent with past practice.

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        Section 4.24    Export Controls.     Section 4.24 of the Company Disclosure Letter sets forth the registrations and material licenses of the Company and its Subsidiaries with the U.S. Department of Commerce under the Export Administration Regulations. None of the Company, nor its Subsidiaries, nor any of their respective directors, officers or employees, nor to the Knowledge of Seller, any agent or other third party representative acting on behalf of the Company of the Subsidiaries, is currently or has been in the past five years (i) a Sanctioned Person or (ii) organized, resident or located in a Sanctioned Country or engaged in any transactions or dealings with any Sanctioned Person or Sanctioned Country in violation of applicable Sanctions Laws.

        Section 4.25    Affiliate Transactions.     Except (i) for any stockholder who is a lender under the Amended and Restated Credit Agreement, dated as of March 4, 2013 (the "Company Credit Agreement"), by and among World Kitchen, LLC, the Company, Snapware Corporation, Bank of Montreal, Suntrust Bank, JPMorgan Chase Bank, N.A., Keybank National Association, Siemens Financial Services, Inc., Compass Bank and the Lenders (as such term is defined therein), and (ii) except as set forth in Section 4.25 of the Company Disclosure Letter, there are no transactions, Contracts, agreements, arrangements or understandings or series of related transactions, Contracts, agreements, arrangements or understandings (each, an "Affiliate Transaction"), nor are there any of the foregoing currently proposed, that (if proposed but not having been consummated or executed, if consummated or executed) would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act of 1933, as amended (the "Securities Act"). The Company has made available to Acquiror copies of each Contract or other relevant documentation (including any amendments or modifications thereto) available as of the date of this Agreement with respect to each Affiliate Transaction.

        Section 4.26    Anti-Corruption Compliance.

          (a)   Since January 1, 2011, neither the Company nor any of its Subsidiaries has offered or given, and to the knowledge of the Company, no Person has offered or given on behalf of the any of the Company or any of its Subsidiaries, anything of value to: (i) any official, member, employer or customer of a Governmental Authority, any political party or official thereof, or any candidate for political office; (ii) any customer or member of any government; or (iii) any other Person, in any such case while knowing or having reason to know that all or a portion of such money or thing of value may be offered, given or promised, directly or indirectly, to any customer, member of the government or candidate for political office, in each case in violation of the Anti-Bribery Laws.

          (b)   Each of the Company and its Subsidiaries, have instituted and maintain policies and procedures reasonably designed to ensure compliance in all material respects with the Anti-Bribery Laws.

          (c)   To the knowledge of the Company, as of the date hereof, there are no current or pending internal investigations, third party investigations (including by any Governmental Authority), internal or external audits, or internal or external reports that address any material allegations or information concerning possible material violations of the Anti-Bribery Laws related to the Company or any of its Subsidiaries.

        Section 4.27    Indebtedness.     Section 4.27 of the Company Disclosure Letter sets forth, as of the date of this Agreement, all Indebtedness of the Company and its Subsidiaries, except for Indebtedness in amounts that are not individually, or in the aggregate, in excess of $500,000.

        Section 4.28    Internal Controls.     The Company and its Subsidiaries have established and maintained a system of internal accounting controls over financial reporting. Such internal accounting controls are sufficient to provide reasonable assurance that (i) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP, consistently applied, and (ii) there is prevention or timely detection of the unauthorized acquisition, use or disposition of any

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material assets. The Company has made available to Acquiror all known information related to fraud or suspected fraud which affects the Company or any of its Subsidiaries or any significant deficiencies or material weaknesses identified in its internal controls process, whether or not the Company has disclosed such information to the Company and its Subsidiaries' auditors relating to any fraud affecting the Company or a Subsidiary, from January 1, 2011 to the date of this Agreement.

        Section 4.29    Product Liability.     Except as would not result in, or would not reasonably be expected to result in, a Company Material Adverse Effect, each product manufactured, sold or delivered by the Company or any of its Subsidiaries since January 1, 2011, has been in conformity in all material respects with all applicable product specifications and all applicable express warranties and in compliance in all material respects with all applicable Laws. Since January 1, 2011, there have not been any (i) products manufactured or sold by the Company or any of its Subsidiaries which have been recalled or (ii) Actions (whether completed or pending) seeking the recall, suspension or seizure of any products manufactured or sold by the Company or any of its Subsidiaries.

        Section 4.30    Information Supplied.     None of the information supplied or to be supplied by the Company or any of its Subsidiaries specifically for inclusion in the Registration Statement will, at the date on which the Registration Statement is first mailed to Acquiror's stockholders or at the time of the GPIAC Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

        Section 4.31    Customer and Suppliers.

          (a)   Section 4.31(a) of the Company Disclosure Letter sets for the top ten (10) vendors, suppliers of finished products for resale, retailers and distributors of the Company, in each case based on the aggregate dollar value of the Company's transaction volume with such counterparty during the 2015 calendar year (each such group of Persons, respectively, the "Top Vendors", the "Top Suppliers", the "Top Retailers" and the "Top Distributors")

          (b)   Except as set forth on Section 4.31(b) of the Company Disclosure Letter, none of the Top Vendors, Top Suppliers, Top Retailers or Top Distributors has informed any of the Company or any of its Subsidiaries that it will, or, to the knowledge of the Company, has threatened to, terminate, cancel, or, other than in the ordinary course of business, materially limit or materially and adversely modify any of its existing or planned business with the Company or any of its Subsidiaries (other than due to the expiration of an existing contractual arrangement), and to the knowledge of the Company, none of the Top Vendors, Top Suppliers, Top Retailers or Top Distributors is otherwise involved in or threatening, a material dispute against the Company, its Subsidiaries or their respective businesses.

          (c)   Except as set forth on Section 4.31(c) of the Company Disclosure Letter, since January 1, 2011, neither the Company nor any of its Subsidiaries has suffered any material shortage, cessation or interruption of supplies as a result of conduct by any supplier or the provision of any services as a result of conduct by any vendor.

        Section 4.32    Capital Expenditures.     Section 4.32 of the Company Disclosure Letter identifies, as of the date of this Agreement, all quarterly budgeted capital expenditures of the Company and its Subsidiaries anticipated through December 31, 2016. There are no deferred or unfunded capital expenditures that are required for the operation of the Company and its Subsidiaries in the ordinary course of business.

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        Section 4.33    No Additional Representation or Warranties     Except as provided in this Article IV, neither the Company nor any of its Affiliates, nor any of their respective directors, officers, employees, stockholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to Acquiror or Merger Sub or their Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to Acquiror or Merger Sub or their Affiliates. Without limiting the foregoing, Acquiror and Merger Sub acknowledge that Acquiror, together with its advisors, has made its own investigation of the Company and its Subsidiaries and is not relying on any implied warranties or upon any representation or warranty whatsoever as to the prospects (financial or otherwise) or the viability or likelihood of success of the business of the Company and its Subsidiaries as conducted after the Closing, as contained in any materials provided by the Company or any of its Affiliates or any of their respective directors, officers, employees, shareholders, partners, members or representatives or otherwise. For the purposes herein, any information provided to, or made available to, Acquiror or Merger Sub by the Company and its Subsidiaries shall include any and all information that may be contained or posted prior to 5:00 p.m. (New York Time) two Business Days prior to the execution of this Agreement in the electronic data room established by the Company or its representatives in connection with the transactions contemplated by this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB

        Except, in the case of Acquiror, as set forth in (i) any Acquiror SEC Reports (excluding any disclosures in any risk factors section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimer and other disclosures that are generally cautionary, predictive or forward-looking in nature), or (ii) in the disclosure letter delivered by Acquiror and Merger Sub to the Company (the "Acquiror Disclosure Letter") on the date of this Agreement (each section of which, subject to Section 13.9, qualifies the correspondingly numbered and lettered representations in this Article V), Acquiror and Merger Sub represent and warrant to the Company as of the date of this Agreement as follows:

        Section 5.1    Corporate Organization.     Each of Acquiror and Merger Sub has been duly incorporated and is validly existing as a corporation in good standing (or equivalent status, to the extent that such concept exists) under the laws of its jurisdiction of organization or formation, and has the corporate power and authority to own or lease all of its properties and assets and to conduct its business as it is now being conducted The copies of the memorandum and articles of association of Acquiror and the certificate of organization of Merger Sub, in each case, as amended to the date of this Agreement, previously delivered by Acquiror to the Company, are true, correct and complete. Each of Acquiror and Merger Sub is duly licensed or qualified and in good standing as a foreign corporation in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not reasonably be expected to have an Acquiror Material Adverse Effect.

        Section 5.2    Due Authorization.     Each of Acquiror and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, consummate the transactions contemplated hereby and to perform all obligations to be performed by it hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been (i) duly and validly authorized and approved by the Board of Directors of Acquiror and Merger Sub, respectively and (ii) determined by the Board of Directors of Acquiror as advisable to Merger Sub and its stockholder, and Acquiror and its stockholders. No other corporate proceeding on the part of Acquiror or Merger Sub is necessary to authorize this Agreement (other than in the case of Transaction Proposals, the Acquiror Shareholder Approval). The Board of Directors of Acquiror has duly adopted resolutions to recommend approval of this Agreement by the shareholders of Acquiror. This

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Agreement has been duly and validly executed and delivered by each of Acquiror and Merger Sub, and this Agreement constitutes a legal, valid and binding obligation of each of Acquiror and Merger Sub, enforceable against Acquiror and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors' rights generally and subject, as to enforceability, to general principles of equity.

        Section 5.3    No Conflict.     Subject to the Acquiror Shareholder Approval, the execution and delivery of this Agreement by Acquiror and Merger Sub and the consummation of the transactions contemplated hereby do not and will not (a) violate or conflict with any provision of, or result in the breach of or default under the certificate of incorporation, bylaws or other organizational documents of Acquiror or any Subsidiary of Acquiror (including Merger Sub); (b) violate or conflict with any provision of, or result in the breach of or default under any applicable Law or Governmental Order (nor with respect to any Governmental Order, give any Person the right to obtain any relief or exercise any remedy thereunder), (c) violate or conflict with any provision of, or result in the breach of or default under any agreement, indenture or other instrument to which Acquiror or any Subsidiary of Acquiror (including Merger Sub) is a party or by which Acquiror or any Subsidiary of Acquiror (including Merger Sub) may be bound, or terminate or result in the termination of any such agreement, indenture or instrument; or (d) result in the creation of any Lien upon any of the properties or assets of Acquiror or any Subsidiary of Acquiror (including Merger Sub) or constitute an event that, after notice or lapse of time or both, would reasonably be expected to result in any such violation, conflict, default, breach, termination or creation of a Lien, except in the case of clauses (b) through (d), to the extent that the occurrence of any of the foregoing would not have, or would not reasonably be expected to have, individually or in the aggregate, an Acquiror Material Adverse Effect.

        Section 5.4    Litigation and Proceedings; Compliance with Laws.     There are no pending or, to the knowledge of Acquiror, threatened Legal Proceedings against Acquiror or Merger Sub or any of its Subsidiaries or, to the knowledge of Acquiror, any of their respective directors, officers or employees (in their capacity as such). There are no investigations or other inquiries are pending or, to the knowledge of Acquiror, threatened by any Governmental Authority, against Acquiror or Merger Sub or any of its Subsidiaries, or, to the knowledge of Acquiror, any of their respective officers, directors or employees (in their capacity as such). There is no outstanding Governmental Order imposed upon Acquiror or Merger Sub or any of its Subsidiaries; nor are any assets of Acquiror's or its Subsidiaries respective business, bound or subject to any Governmental Order that individually or in the aggregate would reasonably be expected to have an Acquiror Material Adverse Effect. Each of Acquiror, Merger Sub and their Subsidiaries are, and since the date of their respective incorporations have been, in compliance with all applicable Laws, except where the failure to be in compliance with such Laws would not reasonably be expected to have an Acquiror Material Adverse Effect.

        Section 5.5    SEC Filings.     Acquiror has timely filed or furnished all statements, prospectuses, registration statements, forms, reports and documents required to be filed by it with the SEC since May 20, 2015 and made publicly available at least two (2) Business Days prior to the date of this Agreement, pursuant to the Exchange Act or the Securities Act (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, the "Acquiror SEC Reports"). Each of the Acquiror SEC Reports, as of the respective date of its filing, and as of the date of any amendment, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder applicable to the Acquiror SEC Reports. As of the respective date of its filing, the Acquiror SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Acquiror SEC Reports.

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        Section 5.6    Internal Controls; Listing; Financial Statements.

          (a)   Except as not required in reliance on exemptions from various reporting requirements by virtue of Acquiror's status as an "emerging growth company" within the meaning of the Securities Act, as modified by the Jumpstart our Business Startups Act of 2012 ("JOBS Act"), (i) Acquiror has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Acquiror, including its consolidated Subsidiaries, is made known to Acquiror's principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared and (ii) since May 20, 2015, Acquiror and its Subsidiaries have established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the 1934 Act) sufficient to provide reasonable assurance regarding the reliability of Acquiror's financial reporting and the preparation of Acquiror's financial statements for external purposes in accordance with GAAP.

          (b)   Each director and executive officer of Acquiror has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder. Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

          (c)   Since May 20, 2015, Acquiror has complied in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ. The issued and outstanding shares of Acquiror Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NASDAQ. There is no Proceeding pending or, to the knowledge of Acquiror, threatened against Acquiror by NASDAQ or the SEC with respect to any intention by such entity to deregister the Acquiror Common Stock or prohibit or terminate the listing of Acquiror Common Stock on NASDAQ. Acquiror has taken no action that is designed to terminate the registration of Acquiror Common Stock under the Exchange Act.

          (d)   The Acquiror SEC Filings contain true and complete copies of the (i) audited consolidated balance sheet as of March 2, 2015, and statement of operations, cash flow and shareholders' equity of Acquiror and its Subsidiaries for the period commencing from its date of incorporation through March 2, 2015, together with the auditor's reports thereon, and (ii) unaudited consolidated balance sheet and statements of operations, cash flow and shareholders' equity of Acquiror and its Subsidiaries for the periods ended March 31, 2015, June 30, 2015 and September 30, 2015 ((i) and (ii) together, the "Acquiror Financial Statements"). Except as disclosed in the Acquiror SEC Filings, the Acquiror Financial Statements present (i) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended, (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), and (iii) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

          (e)   The audited consolidated financial statements and unaudited consolidated interim financial statements of Acquiror included or incorporated by reference in the Acquiror SEC Filings fairly present in all material respects, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of Acquiror and its consolidated Subsidiaries as of the dates thereof and their consolidated results of

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  operations and cash flows for the periods then ended (subject to normal year-end audit adjustments in the case of any unaudited interim financial statements).

        Section 5.7    Governmental Authorities; Consents.     Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, no consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or other Person is required on the part of Acquiror or Merger Sub with respect to Acquiror or Merger Sub's execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) applicable requirements of the HSR Act or any similar foreign antitrust Law and (ii) as otherwise disclosed on Section 5.7 of the Acquiror Disclosure Letter.

        Section 5.8    Financial Ability.     As of the date of this Agreement, Acquiror has received and accepted (a) an executed equity commitment letter dated the date hereof (the "Equity Commitment Letter") from Sponsor (the "Equity Financing Sources") to provide equity financing in an aggregate amount of up to Fifty-Eight Million U.S. Dollars ($58,000,000), consisting of (a) Fifty Million U.S. Dollars ($50,000,000), solely for the purpose of providing a portion of the financing for the transactions contemplated herein at the Closing, including the fees and expenses related thereto and (b) up to an additional Eight Million U.S. Dollars ($8,000,000), to be used solely for the purpose of funding the redemption for cash of any outstanding shares of Acquiror Common Stock in excess of twenty-five percent (25%) (if any) up to not more than thirty percent (30%) of the outstanding shares of Acquiror Common Stock pursuant to Article 48 of the Acquiror Governing Documents and as part of the Acquiror Share Redemption, which Equity Commitment Letter provides that the Company is a third party beneficiary thereto, and (b) an executed debt commitment letter dated April 19, 2016 and executed fee letter dated April 19, 2016 (collectively, the "Debt Commitment Letter" and, together with the Equity Commitment Letter, the "Commitment Letters") from Citigroup Global Markets Inc., Bank of Montreal and BMO Capital Markets Corp. (each a "Lender", and collectively, the "Lenders") together with any other Person that becomes a party thereto and each Affiliate of any Lender or other such Person and each officer, director, employee, partner, controlling person, advisor, attorney, agent and representative of each such Lender or other Person, the "Debt Financing Sources" and each, a "Debt Financing Source" and together with the Equity Financing Sources, the "Financing Sources"), pursuant to which the Lenders have committed to provide debt financing in an aggregate amount of $275,000,000, subject to the terms and conditions set forth therein, to provide to Acquiror the amount of financing necessary to complete the Merger. A true and complete copy of each Commitment Letter in effect as of the date hereof has been provided to the Company (provided, however, that the fee amounts, pricing caps and other economic terms and the rates and amounts included in the flex provisions of the Debt Commitment Letter may be redacted, provided further that such redactions do not relate to any terms that would adversely affect the conditionality, enforceability, availability, termination or aggregate principal amount of the Debt Financing). Acquiror has fully paid any and all commitment fees or other fees required by such Commitment Letters to be paid on or before the date hereof. As of the date hereof, (a) each Commitment Letter (i) is valid and in full force and effect without amendment or modification, (ii) is the valid, binding, and enforceable obligation of Acquiror (or its applicable Affiliate) and, to the knowledge of Acquiror, each other party thereto (except, in any case, as may be limited by applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and by principles of equity), (iii) has not been withdrawn, terminated or rescinded in any respect, and (iv) the Commitment Letters constitute all of the Contracts and arrangements entered into between each of the Lenders, the Sponsor and/or their Affiliates, on the one hand, and Acquiror and/or its Affiliates, on the other hand, involving the availability of the funding in full of the Financing (as defined below) as contemplated by the Commitment Letters, other than customary engagement letters with respect to the Debt Financing (as defined below), and (b) no event has occurred which (with or without notice, lapse of time or both) would reasonably be expected to constitute a breach on the part of Acquiror or Merger Sub under any Commitment Letter (assuming the accuracy of the representations and warranties and undertakings of the Company in this Agreement

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for such purposes). There are no conditions precedent or other contingencies related to the funding of the full amounts contemplated by the debt financing arrangements contemplated by the Debt Commitment Letter (the "Debt Financing"), or by the equity financing arrangements contemplated by the Equity Commitment Letter (the "Equity Financing" and together with the Debt Financing, the "Financing"), other than as set forth in the applicable Commitment Letter. The aggregate proceeds contemplated by the Commitment Letters, together with available cash and other available funds of Acquiror and Merger Sub, will be sufficient for Merger Sub and the Surviving Corporation to complete the transactions contemplated by this Agreement, and to satisfy all of the obligations of Acquiror and Merger Sub under this Agreement, including (i) paying the Merger Consideration at Closing, (ii) effecting the repayment or refinancing of all Indebtedness of the Company as of the Closing Date, (iii) procuring the R&W Insurance Policy and (iv) paying all related fees and expenses. As of the date hereof, neither Acquiror nor Merger Sub has any reason to believe that any of the conditions to the Financing would not reasonably be expected to be satisfied or that the Financing would not reasonably be expected to be available in full to Acquiror and Merger Sub on the Closing Date.

        Section 5.9    Trust Account.     Acquiror has (and will have immediately prior to Closing (assuming no Acquiror Common Shares are redeemed pursuant to the Acquiror Share Redemption)) at least $172,500,000 in the account established by Acquiror for the benefit of its public stockholders at the Trustee (the "Trust Account") (excluding an aggregate of approximately $6,000,000 of deferred underwriting commissions and other fees being held in the Trust Account), such monies invested in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act and held in trust by Continental Stock Transfer & Trust Company (the "Trustee") pursuant to that certain Investment Management Trust Agreement, dated as of May 19, 2015, between Acquiror and Trustee (the "Trust Agreement"). In the event thirty percent (30%) of the outstanding shares of Acquiror Common Stock tender Acquiror Common Shares as part of the Acquiror Share Redemption, Acquiror will have immediately prior to Closing at least $122,000,000 in the Trust Account. The Trust Agreement is valid and in full force and effect and enforceable in accordance with its terms and has not been amended or modified. There are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Acquiror SEC Reports to be inaccurate or that would entitle any Person (other than shareholders of Acquiror holding Acquiror Common Shares sold in Acquiror's initial public offering who shall have elected to redeem their shares of Acquiror Common Stock pursuant to the Acquiror Governing Documents) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released. There are no Proceedings pending or, to the knowledge of Acquiror, threatened with respect to the Trust Account.

        Section 5.10    Investment Company Act; JOBS Act.     Acquiror is not an "investment company" or a Person directly or indirectly "controlled" by or acting on behalf of an "investment company", in each case within the meaning of the Investment Company Act. Acquiror constitutes an "emerging growth company" within the meaning of the JOBS Act.

        Section 5.11    Absence of Changes.     Since the date of Acquiror's incorporation, (a) there has not been any Acquiror Material Adverse Effect and (b) Acquiror and its Subsidiaries have, in all material respects, conducted their business and operated their properties in the ordinary course of business consistent with past practice.

        Section 5.12    No Undisclosed Liabilities.     There is no liability, debt or obligation of or claim or judgment against Acquiror or any of its Subsidiaries, (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due), except for liabilities and obligations (i) reflected or reserved for on the financial statements or disclosed in the notes thereto included in Acquiror SEC Reports, (ii) that have arisen since the date of the most recent balance sheet included in the Acquiror SEC Reports in the ordinary course of the operation of

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business of Acquiror and its Subsidiaries, or (iii) which would not have, or would not reasonably be expected to have, individually or in the aggregate, an Acquiror Material Adverse Effect.

        Section 5.13    Capitalization of Acquiror.

          (a)   As of the date hereof, the authorized share capital of Acquiror consists of (i) 400,000,000 Acquiror Common Shares, of which 21,562,500 shares are issued and outstanding as of the date of this Agreement, and (ii) 20,000,000 preferred shares ("Acquiror Preferred Shares") of par value $.0001 each, of which no shares are issued and outstanding as of the date of this Agreement ((i) and (ii) collectively, the "Acquiror Securities"). As of immediately prior to Closing, Acquiror shall have 21,562,500 shares of Acquiror Common Stock issued and outstanding (other than up to 5,800,000 shares of Acquiror Common Stock which will be issued to Equity Financing Sources pursuant to the Equity Commitment Letter), and no Acquiror Preferred Shares issued and outstanding. All Acquiror Securities have been duly authorized and validly issued, fully paid and nonassessable and issued in compliance with all applicable state and federal securities Laws and is not subject to, or issued in violation of, any Lien, purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under applicable Law, the Acquiror Governing Documents or any Contract to which Acquiror is a party or otherwise bound.

          (b)   The Acquiror Warrants are, and after giving effect to the Merger will be, exercisable for one share of Acquiror Common Stock at an exercise price of eleven Dollars and fifty cents ($11.50) per share. As of the date hereof, 14,687,500 Acquiror Warrants are outstanding. No Acquiror Warrants are exercisable until the Closing. All outstanding Acquiror Warrants have been duly authorized and validly issued, are fully paid and were issued in compliance with all applicable federal and state securities Laws and are not subject to, and were not issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Acquiror Governing Documents or any Contract to which Acquiror is a party or by which it is bound. Except for the IPO Repurchase (as defined in the Acquiror Governing Documents), there are no outstanding Contracts of Acquiror to repurchase, redeem or otherwise acquire any Acquiror Securities.

          (c)   Except as set forth in this Section 5.14, Acquiror has not granted any outstanding options, stock appreciation rights, warrants, rights or other securities convertible into or exchangeable or exercisable for Acquiror Securities, or any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares, for the repurchase or redemption of any Acquiror Securities or the value of which is determined by reference to the Acquiror Securities, and there are no Contracts of any kind which may obligate Acquiror to issue, purchase, redeem or otherwise acquire any of its Acquiror Securities.

          (d)   The Merger Consideration and the Acquiror Common Shares, when issued in accordance with the terms hereof, shall be duly authorized and validly issued, fully paid and nonassessable and issued in compliance with all applicable state and federal securities Laws and not subject to, and not issued in violation of, any Lien, purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, the Acquiror Governing Documents or any Contract to which Acquiror is a party or otherwise bound.

          (e)   Acquiror has no Subsidiaries, apart from Merger Sub, and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated. Acquiror is not party to any Contract that obligates Acquiror to invest money in, loan money to or make any capital contribution to any other Person.

        Section 5.14    Brokers' Fees.     Except fees described on Section 5.14 of the Acquiror Disclosure Letter (which fees shall be the sole responsibility of Acquiror), no broker, finder, investment banker or

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other Person is entitled to any brokerage fee, finders' fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by Acquiror or any of its Affiliates.

        Section 5.15    Indebtedness.     Acquiror has no Indebtedness.

        Section 5.16    Solvency; Surviving Corporation After the Merger.     None of Acquiror or Merger Sub is entering into this Agreement or the transactions contemplated hereby with the actual intent to hinder, delay or defraud either present or future creditors of Acquiror of any of its Affiliates. Assuming that the representations and warranties of the Company contained in this Agreement are true and correct in all material respects, and after giving effect to the Merger, at and immediately after the Effective Time, each of Acquiror and the Surviving Corporation and its Subsidiaries (i) will be solvent (in that both the fair value of its assets will not be less than the sum of its debts and that the present fair saleable value of its assets will not be less than the amount required to pay its probable liability on its recourse debts as they mature or become due); (ii) will have adequate capital and liquidity with which to engage in its business and all businesses in which it is about to engage; and (iii) will not have incurred and does not plan to incur debts beyond its ability to pay as they mature or become due.

        Section 5.17    No Outside Reliance; Acquisition for Investment.     Notwithstanding anything contained in this Article V or any other provision hereof, each of Acquiror and Merger Sub acknowledge and agree that neither the Company nor any of its Affiliates, agents or representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given in Article IV, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company or any of its Subsidiaries, and each of Acquiror and Merger Sub specifically disclaims that it is relying upon or has relied upon any representations or warranties beyond those expressly given in Article IV that may have been made by any Person, and acknowledges and agrees that the Company has specifically disclaimed and does hereby specifically disclaim any such other representation or warranty made by any Person; provided, however, the foregoing shall not relieve any party for any liability with respect to fraud.

        Section 5.18    No Additional Representation or Warranties.     Except as provided in this Article V, neither Acquiror nor Merger Sub nor any their respective Affiliates, nor any of their respective directors, officers, employees, stockholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to the Company or Holder Representative or their Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to the Company or Holder Representative or their Affiliates. Without limiting the foregoing, the Company or Holder Representative acknowledge that the Company or Holder Representative, together with their Respective advisors, have made their own investigation of Acquiror, Merger Sub and their respective Subsidiaries and is not relying on any implied warranties or upon any representation or warranty whatsoever as to the prospects (financial or otherwise) or the viability or likelihood of success of the business of Acquiror, Merger Sub and their respective Subsidiaries as conducted after the Closing, as contained in any materials provided by Acquiror, Merger Sub or any of their Affiliates or any of their respective directors, officers, employees, shareholders, partners, members or representatives or otherwise. For the purposes herein, any information provided to, or made available to, the Company or Holder Representative by Acquiror, Merger Sub and their respective Subsidiaries shall include any and all information that may be contained or posted prior to 5:00 p.m. (New York Time) two Business Days prior to the execution of this Agreement.

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 ARTICLE VI

COVENANTS OF THE COMPANY

        Section 6.1    Conduct of Business.     From the date of this Agreement through the earlier of the Closing or valid termination of this Agreement pursuant to Article X, the Company shall, and shall cause its Subsidiaries to, except as contemplated by this Agreement or as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), operate its business in the ordinary course and substantially in accordance with past practice. Without limiting the generality of the foregoing, except as set forth on Section 6.1 of the Company Disclosure Letter or as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), the Company shall not, and the Company shall cause its Subsidiaries not to, except as otherwise contemplated by this Agreement:

          (a)   change or amend the certificate of incorporation, bylaws or other organizational documents of the Company or any of its Subsidiaries, except as otherwise required by Law;

          (b)   (i) make or declare any dividend or distribution to the stockholders of the Company or make any other distributions in respect of any of the Company's or any of its Subsidiary's capital stock, except for dividends by any of the Company's wholly-owned Subsidiaries made in the ordinary course, (ii) split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of the Company's or any of its Subsidiary's capital stock or (iii) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other equity interests of the Company or its Subsidiaries;

          (c)   materially adversely modify or terminate (excluding any expiration in accordance with its terms) any Contract of a type required to be listed on Section 4.12 of the Company Disclosure Letter or any Real Property Lease, except in the ordinary course of business;

          (d)   sell, assign, transfer, convey, lease or otherwise dispose of any material assets or properties, including, without limitation, the Owned Real Property and the Leased Real Property, except in the ordinary course of business;

          (e)   acquire any ownership interest in any real property;

          (f)    (i) except as otherwise required by Law, existing Company Benefit Plans or the Contracts listed on Section 4.12 of the Company Disclosure Letter, take any action with respect to the grant of any severance, retention, change in control or termination or similar pay (ii) make any material change in the key management structure of the Company or any of its Subsidiaries, including the hiring of additional officers or the termination of existing officers, other than in the ordinary course of business; (iii) except in the ordinary course of business, terminate, adopt, enter into or materially amend any Company Benefit Plan; (iv) increase the compensation, bonus opportunity or other remuneration of any employee, officer, director or other service provider, except, with respect to any employee, officer, director or service provider of the Company or any of its Subsidiaries whose annual base salary does not exceed $250,000, for increases in the ordinary course of business; (v) establish any trust or take any other action to secure the payment of any compensation; or (vi) take any action to accelerate the time of payment or vesting of any compensation or benefit;

          (g)   acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof;

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          (h)   make any material loans or material advances to any Person, except for advances to employees or officers of the Company or any of its Subsidiaries for expenses incurred in the ordinary course of business;

          (i)    except as required by applicable Law, (A) make a material change to any Tax or accounting methods, (B) make, revoke or amend any material Tax election, (C) enter into any closing agreement, (D) settle or compromise any material Tax liability of the Company or any of its Subsidiaries, (E) make or surrender any right to claim a refund of Taxes or (F) consent to any waiver or extension of the statute of limitations applicable to any material Taxes or any Tax Return;

          (j)    incur or assume any Indebtedness or guarantee any Indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Subsidiary or guaranty any debt securities of another Person, other than any Indebtedness or guarantee (x) incurred in the ordinary course of business or (y) incurred between the Company and any of its wholly-owned Subsidiaries or between any of such wholly-owned Subsidiaries;

          (k)   discharge any secured or unsecured obligation or liability (whether accrued, absolute, contingent or otherwise) which individually or in the aggregate exceed $500,000), except as otherwise contemplated by this Agreement;

          (l)    issue any additional shares of Common Stock or securities exercisable for or convertible into Common Stock other than in connection with the exercise of Options outstanding on the date hereof or grant any additional stock appreciation rights with respect to Common Stock not outstanding on the date hereof;

          (m)  form or cause to be formed any new Subsidiary of the Company;

          (n)   waive, release, assign, settle, compromise or otherwise resolve any material investigation, claim (excluding customer claims in the ordinary course of business that have not resulted in litigation), action, litigation or other legal proceedings, except where such waivers, releases, assignments, settlements or compromises involve only the payment of monetary damages (as well as related non-substantive incidental provisions and other remedies or obligations that are not material in the context of the applicable resolution);

          (o)   grant or acquire, agree to grant to or acquire from any Person, or dispose of, abandon or permit to lapse any rights to any material Intellectual Property and, other than in the ordinary course of business and pursuant to a customary non-disclosure or non-use agreement, disclose or agree to disclose to any Person (other than Acquiror or any of its representatives) any trade secret or any other material confidential or proprietary know-how or process;

          (p)   make or commit to make capital expenditures (which for the avoidance of doubt shall not include capital leases) other than as set forth on Section 4.32 of the Company Disclosure Letter; or

          (q)   enter into any collective bargaining agreement or similar agreement; or

          (r)   (i) limit the right of the Company or any of its Subsidiaries to engage in any line of business or in any geographic area, to develop, market, sell or distribute products or services, or to compete with any Person or (ii) grant any exclusive distribution or similar rights to any Person;

          (s)   pay accounts payable prior to the stated maturity (other than for a valid and legitimate business reason) or discharge any obligor from its obligations under any account receivable other than upon payment in full of all amounts payable thereunder (other than for a valid and legitimate business reason);

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          (t)    enter into any agreement, or otherwise become obligated, to do any action prohibited under this Section 6.1.

        Section 6.2    Inspection.     Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to the Company or any of its Subsidiaries by third parties that may be in the Company's or any of its Subsidiaries' possession from time to time, and except for any information that is subject to attorney-client privilege or other privilege from disclosure (provided that, to the extent possible, the parties shall cooperate in good faith to permit disclosure of such information in a manner that preserves such privilege), the Company shall, and shall cause its Subsidiaries to, afford to Acquiror and its accountants, counsel and other representatives reasonable access (including for the purpose of coordinating transition planning for employees), during normal business hours, in such manner as to not interfere with the normal operation of the Company and its Subsidiaries, to all of their respective properties, books, contracts, commitments, Tax Returns, records and appropriate officers and employees of the Company and its Subsidiaries, and shall furnish such representatives with all financial and operating data and other information concerning the affairs of the Company and its Subsidiaries as such representatives may reasonably request; provided, however, that Acquiror shall not be permitted to perform any environmental sampling at any Owned Real Property or Leased Real Property, including sampling of soil, groundwater, surface water, building materials, or air or wastewater emissions, without the express consent of the Company. All information obtained by Acquiror, Merger Sub and their respective representatives shall be subject to the Confidentiality Agreement.

        Section 6.3    Stockholder Written Consent.

          (a)   Immediately following the execution of this Agreement, the Company shall take all actions necessary to obtain, and then deliver as promptly as practicable thereafter, an irrevocable written consent from the Principal Stockholders and Management Stockholders who collectively, for the avoidance of doubt, hold more than sixty percent (60%) of the total number of shares of Common Stock then outstanding that approves this Agreement and the Merger pursuant to Section 228(a) and 251(c) of the DGCL and Article Seventh of the Company's Amended and Restated Certificate of Incorporation (the "Written Consent"). Upon receipt of the Written Consent, the Company shall promptly deliver a copy thereof to Acquiror.

          (b)   The Company's Board of Directors shall as soon as practicable but in no event more than five (5) Business Days following the filing of this Agreement with the SEC by Acquiror on Form 8-K, cause to be delivered to each Pre-Closing Holder a notice, which shall include the notice contemplated by Section 228(e) of the DGCL, together with copies of this Agreement, the Written Consent and the Company Stockholder Letter (the "Stockholder Notice") stating that the Merger has been approved by the holders of at least sixty percent (60%) of the outstanding Common Stock, that each holder of the Common Stock has waived its appraisal rights with respect to the Merger Consideration pursuant to Section 5.2(f) of the Stockholders' Agreement, and that the Merger shall occur in accordance with the terms and subject to the conditions of this Agreement. The delivery of the Stockholder Notice pursuant to this Section 6.3(b) shall have the same effect as the Principal Stockholders' delivery of a "Drag-Along Rights Notice" (as such term is defined in Section 5.2(b) of the Stockholders' Agreement) to each Pre-Closing Holder.

        Section 6.4    HSR Act and Foreign Antitrust Approvals.     In connection with the transactions contemplated by this Agreement, the Company shall (and, to the extent required, shall cause its Affiliates to) (i) comply promptly but in no event later than ten (10) Business Days after the date hereof with the notification and reporting requirements of the HSR Act and use its reasonable best efforts to obtain early termination of the waiting period under the HSR Act and (ii) as soon as practicable, make such other filings with any similar foreign Governmental Authorities as may be required under any applicable similar foreign Law. The Company shall substantially comply with any Antitrust Information or Document Requests.

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        Section 6.5    Cooperation with Financing.

          (a)   Prior to Closing, the Company shall provide, and shall cause its Subsidiaries to provide, and shall use reasonable best efforts to cause its agents and representatives to provide, at Acquiror's sole expense, such cooperation as is necessary in connection with the arrangement of the Debt Financing as may be reasonably requested by Acquiror (provided that such requested cooperation not prohibited by applicable Law and does not unreasonably interfere with the business or operations of the Company or any of its Subsidiaries), including:

              (i)  causing the management team of the Company and its Subsidiaries, with appropriate seniority and expertise, to participate in a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies, in each case, upon reasonable notice and at reasonable times;

             (ii)  assisting with the timely preparation of customary rating agency presentations, credit agreements, road show materials, bank information memoranda, lender and investor presentations, prospectuses and bank syndication materials, offering documents, private placement memoranda, ancillary loan documents and certificates and similar documents customarily required in connection with the Debt Financing, including the marketing and syndication thereof;

            (iii)  furnishing Acquiror and the Debt Financing Sources promptly with (a) audited consolidated balance sheets and related consolidated statements of income, stockholders' equity and cash flows of the Company and its consolidated subsidiaries for the three most recently completed fiscal years ended not less than 90 days prior to the Closing Date; provided that the Lead Arrangers (as defined in the Debt Commitment Letter) acknowledge that they have received such audited financial statements for the fiscal years ending December 31, 2013, December 31, 2014 and December 31, 2015, and (b) unaudited consolidated balance sheets and related consolidated statements of income, stockholders' equity and cash flows of the Company and its consolidated subsidiaries for each subsequent fiscal quarter ended since the last audited financial statements and at least 45 days prior to the Closing Date;

            (iv)  and all other requested financial information regarding the Company and its Subsidiaries, including copies of such other pertinent information with respect to the Company and its Subsidiaries as is reasonably requested by Acquiror or any prospective lender, (B) using reasonable best efforts to assist Acquiror with Acquiror's preparation of pro forma financial information and projections (provided for the avoidance of doubt, Acquiror shall be solely responsible for the preparation of pro forma financial statements based on information furnished by the Company and its Subsidiaries), and (C) furnishing Acquiror and the Debt Financing Sources promptly, and in any event at least three (3) Business Days prior to the Closing Date (to the extent requested within ten (10) Business Days prior to the Closing Date), with all documentation and other information required by any Governmental Authority under applicable "know your customer" and anti-money laundering rules and regulations, including, without limitation, the PATRIOT Act;

             (v)  permitting the Debt Financing Sources to conduct a reasonable and customary due diligence review of the Company and its Subsidiaries;

            (vi)  if reasonably requested by Acquiror, assisting in the preparation, execution and delivery of, the Debt Documents, including guarantee, pledge, security and collateral documents as may be required by the Debt Financing and otherwise reasonably facilitating the creation and perfection of liens securing the Debt Financing;

           (vii)  providing customary authorization letters to the Debt Financing Sources authorizing the distribution of information in customary bank information memorandum to prospective

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    lenders and containing a customary "10b-5" representation to the Debt Financing Sources for the Debt Financing and containing a representation to the Debt Financing Sources that the public side versions of such documents, if any, do not include material non-public information about the Company and its Subsidiaries or its or their securities;

          (viii)  requesting its independent accountants to provide reasonable assistance and cooperation to Acquiror, including requesting their participation in drafting sessions and accounting due diligence sessions and requesting that they agree that Acquiror may use their audit reports relating to the Company and that they provide customary comfort letters;

            (ix)  provide reasonable best efforts to cooperate in satisfying the conditions precedent in the Debt Commitment Letter and the Debt Documents, in each case to the extent the satisfaction of such conditions require the cooperation of, or is within the control of, the Company and its Subsidiaries; and

             (x)  executing and delivering any customary certificates or documents and facilitating the delivery of customary legal opinions as may be reasonably requested by Acquiror and otherwise reasonably facilitating the pay-off of existing indebtedness;

    provided, in each case, that (A) except with respect to authorization letters described in clause (vi) above, none of the Company or any of its Subsidiaries shall be required to incur any liability in connection with the Financing prior to the Effective Time, (B) the pre-Closing Board of Directors of the Company and the directors, managers and general partners of the Company Subsidiaries shall not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the Financing is obtained, (C) none of the Company or any Company Subsidiary shall be required to execute prior to the Effective Time any definitive financing documents, including any credit or other agreements, pledge or security documents, or other certificates, legal opinions or documents in connection with the Financing, (D) except as expressly provided above, neither the Company nor any of its Subsidiaries shall be required to take any corporate actions prior to the Effective Time to permit the consummation of the Financing, (E) nothing herein shall require disclosure of any information that could result in a waiver of the attorney-client or similar privilege or that would violate confidentiality obligations owing to third parties, and (F) Acquiror and Merger Sub shall jointly and severally indemnify, defend and hold harmless the Company and its Subsidiaries, and their respective pre-Closing directors, officers and representatives, from and against any liability or obligation to providers of the Financing in connection with the Financing and any information provided in connection therewith (other than arising from fraud, intentional misrepresentation, willful misconduct, bad faith or gross negligence of the Company, its Subsidiaries or their respective representatives). Acquiror shall promptly reimburse the Company and its Subsidiaries for all reasonable out-of-pocket costs incurred by the Company or its Subsidiaries in connection with such cooperation.

          (b)   The Company hereby consents to the use of its and its Subsidiaries' logos in connection with the Financing as is reasonably appropriate and customary for such purpose; provided, that such logos are not used in a manner that is intended to or reasonably likely to harm, disparage or otherwise adversely affect the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

          (c)   Notwithstanding any other provision set forth herein or in any other agreement between Acquiror and the Company (or its Affiliates), the Company agrees that Acquiror and its Affiliates may share customary projections with respect to the Company and its business with the Financing Sources identified in the Debt Commitment Letter, and that Acquiror and its Affiliates and such Financing Sources may share such information with potential Financing Sources in connection with any marketing efforts in connection with the Financing; provided, however, that the recipients of

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  such information and any other information contemplated to be provided by the Company or any of its Subsidiaries pursuant to Section 6.5(a), agree to customary confidentiality arrangements, including "click through" confidentiality agreements and confidentially provisions contained in customary bank books and offering memoranda. Acquiror shall promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or its Subsidiaries in connection with providing the assistance contemplated by Section 6.5(a).

          (d)   Prior to or at the Closing, the Company shall deliver an executed payoff letter (the "Debt Payoff Letter") in form and substance reasonably satisfactory to Acquiror for the Company Credit Agreement (a draft of which shall be provided to Acquiror no less than one Business Day prior to the anticipated Closing Date). The Debt Payoff Letter shall (A) confirm the full outstanding amount then outstanding, along with accrued interest thereon and all fees and other obligations of the Company accrued under the Company Credit Agreement, (B) contain payment instructions and (C) evidence the satisfaction, release and discharge of the debt and liabilities under the Company Credit Agreement and the agreement by such lenders to release all Liens upon the payment of such amount in accordance with the payment instructions. Prior to or at the Closing, the Company shall have obtained documents, including an authorization to file UCC termination statements upon such payment, executed lien terminations and releases of outstanding mortgages, as are reasonably necessary to release such Liens.

        Section 6.6    Acquisition Proposals.     From the date hereof until the Closing Date or, if earlier, the termination of this Agreement in accordance with Article X, the Company and its Subsidiaries shall not, and the Company shall instruct and use its reasonable best efforts to cause its representatives not to (i) initiate, solicit or knowingly encourage any inquiry or the making of any proposal or offer that constitutes an Acquisition Proposal, (ii) initiate any discussions or negotiations with any Person with respect to, or provide any non-public information or data concerning the Company or any of its Subsidiaries to any Person relating to, an Acquisition Proposal or afford to any Person access to the business, properties, assets or personnel of the Company or any of its Subsidiaries in connection with an Acquisition Proposal, (iii) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an Acquisition Proposal, (iv) grant any waiver, amendment or release under any standstill or confidentiality agreement or the anti-takeover laws of any state, or (v) otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make an Acquisition Proposal. From and after the date hereof, the Company and its officers and directors shall, and the Company shall instruct and cause the Company's representatives, its Subsidiaries and their representatives to, immediately cease and terminate all discussions and negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal, and as promptly as practicable thereafter notify each such Person to the effect that the Company is ending all discussions and negotiations with such Person with respect to any Acquisition Proposal, effective immediately, which notice shall also request such Person to promptly return or destroy all confidential information concerning the Company and its Subsidiaries and the Company shall take all reasonable necessary actions to secure its rights and ensure the performance of any such Person's obligations under any applicable confidentiality agreement.

        Section 6.7    FIRPTA Certificate.     On the Closing Date, the Company shall deliver to Acquiror a duly executed certificate as specified in Section 1.1445-2(c)(3) of the Treasury Regulations, together with a form of notice to the IRS required under Section 1.897-2(h)(2) of the Treasury Regulations. If the Company fails to deliver such certificate and notice, then notwithstanding anything contained to the contrary herein, Acquiror shall be entitled to withhold any amounts required to be withheld under Section 1445 of the Code, provided however that failure to deliver such certificate and notice shall not be a closing condition under Section 9.2.

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        Section 6.8    Preparation and Delivery of Certain Financial Information.

          (a)    Audited 2015 Segmented Financial Statements.    As soon as reasonably practicable, the Company shall deliver to Acquiror the Audited 2015 Financial Statements, with footnotes disclosing and reporting the operating segments of the Company, as is required for publicly-held entities in accordance with Accounting Standards Codification 280 (the "Audited 2015 Segmented Financial Statements").

          (b)    Q1 2016 Financial Statements.    As soon as reasonably practicable, but in any event by May 16, 2016, the Company shall deliver to Acquiror the consolidated balance sheets and statements of income and cash flow of the Company and its Subsidiaries as of and for the three-month period ended March 31, 2016 (the "Q1 Financial Statements").

        Section 6.9    Capital Expenditures.     Except as otherwise consented to by Acquiror in writing, each monthly 2016 capital expenditure budget set forth on Section 6.9 of the Company Disclosure Letter has been funded or will be funded on or prior to the relevant month end for such capital expenditure.

ARTICLE VII

COVENANTS OF ACQUIROR

        Section 7.1    HSR Act and Foreign Antitrust Approvals.

          (a)   In connection with the transactions contemplated by this Agreement, Acquiror shall (and, to the extent required, shall cause its Affiliates to) (i) comply promptly but in no event later than ten (10) Business Days after the date hereof with the notification and reporting requirements of the HSR Act and use its reasonable best efforts to obtain early termination of the waiting period under the HSR Act and (ii) as soon as practicable, make such other filings with any foreign Governmental Authorities as may be required under any applicable similar foreign Law. Acquiror shall substantially comply with any Antitrust Information or Document Requests.

          (b)   Acquiror shall exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act and such other approvals, consents and clearances as may be necessary, proper or advisable under any foreign antitrust or competition laws and (ii) prevent the entry in any Action brought by an Antitrust Authority or any other Person of any Governmental Order which would prohibit, make unlawful or delay the consummation of the transactions contemplated by this Agreement.

          (c)   Acquiror shall cooperate in good faith with the Antitrust Authorities and undertake promptly any and all action required to complete lawfully the transactions contemplated by this Agreement as soon as practicable (but in any event prior to the End Date) and any and all action necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any proceeding in any forum by or on behalf of any Antitrust Authority or the issuance of any Governmental Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Merger, including (i) proffering and consenting and/or agreeing to a Governmental Order or other agreement providing for the sale, licensing or other disposition, or the holding separate, of particular assets, categories of assets or lines of business of the Company or Acquiror and (ii) promptly effecting the disposition, licensing or holding separate of assets or lines of business, in each case, at such time as may be necessary to permit the lawful consummation of the transactions contemplated hereby on or prior to the End Date. The entry by any Governmental Authority in any Action of a Governmental Order permitting the consummation of the transactions contemplated hereby but requiring any of the assets or lines of business of Acquiror to be sold, licensed or otherwise disposed or held separate thereafter (including the business and assets of the Company and its Subsidiaries) shall not be deemed a failure to satisfy any condition specified in Article IX.

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          (d)   Acquiror shall promptly furnish to the Company and the Holder Representative copies of any notices or written communications received by Acquiror or any of its Affiliates from any third party or any Governmental Authority with respect to the transactions contemplated by this Agreement, and Acquiror shall permit counsel to the Company an opportunity to review in advance, and Acquiror shall consider in good faith the views of such counsel in connection with, any proposed written communications by Acquiror and/or its Affiliates to any Governmental Authority concerning the transactions contemplated by this Agreement. Acquiror agrees to provide the Company, the Holder Representative and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between Acquiror and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby.

          (e)   Acquiror shall be solely responsible for and pay all filing fees (whether or not such fees may be the obligation of the Company under applicable Law) payable to the Antitrust Authorities in connection with the transactions contemplated by this Agreement.

        Section 7.2    D&O Indemnification and Insurance.

          (a)   From and after the Effective Time, Acquiror agrees that it shall indemnify and hold harmless each present and former director and officer of the Company or any of its Subsidiaries ("D&O Indemnitees") against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company or any of its Subsidiaries, as the case may be, would have been permitted under applicable Law and its respective certificate of incorporation, bylaws or other organizational documents in effect on the date of this Agreement to indemnify such Person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, for a period of six years from and after the Closing Date, Acquiror shall cause the certificate of incorporation and the bylaws of the Surviving Corporation or any successor thereof to contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses of present and former directors and officers of the Company or any of its Subsidiaries for periods at or prior to the Closing Date than are set forth in the certificate of incorporation and the bylaws of the Company as of the date of this Agreement.

          (b)   Prior to the Effective Time, the Company shall obtain prepaid "tail" policies reasonably acceptable to Acquiror extending coverage for an aggregate period of six (6) years providing directors' and officers' liability insurance with respect to claims arising from facts or events that occurred on or before the Effective Time covering those Persons who are currently covered by the Company's or any of its Subsidiaries' directors' and officers' liability insurance policies (true, correct and complete copies of which have been heretofore provided to Acquiror or its agents or representatives); provided however that the amount paid for such prepaid policies pursuant to this sentence shall not exceed the annual equivalent of two hundred and fifty percent (250%) of the annual premiums paid by the Company in its last full fiscal year without the prior written consent of Acquiror, and provided further that any such amount paid prior to the Effective Time shall be credited in the calculation of Closing Date Cash.

          (c)   Notwithstanding anything contained in this Agreement to the contrary, this Section 7.2 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on all successors and assigns of Acquiror and the Surviving Corporation. In the event that Acquiror or the Surviving Corporation or any of their respective successors or assigns

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  consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Acquiror or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 7.2.

        Section 7.3    Employment Matters.

          (a)   On the Closing Date, the employees of the Company and its Subsidiaries remain the employees of the Company and any of its Subsidiaries ("Continuing Employees") and for a period of one year following the Closing Date, Acquiror shall cause the Company to provide each Continuing Employee with severance benefits and protections that are no less favorable than the severance benefits and protections that were provided to such Continuing Employee under an applicable Company Benefit Plan in effect immediately prior to the Closing and set forth in Section 7.3(a) of the Company Disclosure Letter. This Section 7.3 shall not limit the obligation of the Company to maintain any Company Benefit Plan that, pursuant to an existing contract, must be maintained for a period longer than one year. No provision of this Agreement shall be construed as a guarantee of continued employment of any employee of the Company or any of its Subsidiaries and this Agreement shall not be construed so as to prohibit the Surviving Corporation or any of its Subsidiaries from having the right to terminate the employment of any individual.

          (b)   Each employee and former employee of the Company and its Subsidiaries shall, for purposes of eligibility and vesting (and for purposes of benefit accrual for severance and vacation only), be credited with his or her years of service with the Company and its Subsidiaries (and any predecessor entities thereof) before the Closing Date under any employee benefit plan of Acquiror and its Subsidiaries in which such employee may participate after the Closing Date providing benefits similar to those provided under any Company Benefit Plan to the same extent as such employee or former employee was entitled, before the Closing Date, to credit for such service under such Company Benefit Plan. With respect to the calendar year in which Acquiror ceases to maintain any particular Company Benefit Plan, each employee shall be given credit for amounts paid under such Company Benefit Plan for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the parallel plan, program or arrangement of Acquiror.

          (c)   Nothing in this Section 7.3 express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, and no provision of this Section 7.3 shall constitute an amendment of, or an undertaking to amend, any Company Benefit Plan or benefit plan of Acquiror or any affiliate.

        Section 7.4    Financing.

          (a)   Acquiror and Merger Sub shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, as promptly as possible, all things necessary, proper or advisable to arrange and obtain the Debt Financing on the terms and conditions described in the Debt Commitment Letter, including using reasonable best efforts to (i) satisfy (or obtain the waiver of, if deemed advisable by Acquiror) on a timely basis all conditions applicable to Acquiror and Merger Sub (or their Affiliates) in the Debt Commitment Letter and within their control (other than those conditions that by their nature are to be satisfied at Closing), (ii) maintain in effect the Commitment Letters until the transactions contemplated in this Agreement are consummated, (iii) negotiate and enter into definitive agreements with respect thereto on the terms and conditions contemplated by the Debt Commitment Letter (including any related flex provisions) or on other terms that would not be prohibited by Section 7.4(d), and (iv) to the extent the conditions set forth in the Debt Commitment Letter are satisfied, consummate the Debt Financing at Closing.

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          (b)   Acquiror shall give the Company prompt notice (A) of any material breach or default by any party to any Commitment Letter or any definitive agreement with respect to the Debt Financing (the "Debt Documents"), in each case, of which Acquiror or Merger Sub becomes aware, (B) if and when Acquiror or Merger Sub becomes aware that any portion of the Financing contemplated by any Commitment Letter may not be available to consummate the Merger, (C) of the receipt of any written notice or other written communication from any Person with respect to any (1) actual or potential breach, default, termination or repudiation by any party to any Commitment Letter or other Debt Document or (2) material dispute or disagreement between or among any parties to any Commitment Letter or other Debt Document (but excluding, for the avoidance of doubt, any ordinary course negotiations with respect to the terms of the Financing or Debt Documents), and (D) if for any reason, any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter (including flex terms). Without limiting the foregoing, Acquiror and Merger Sub shall keep the Company informed in reasonable detail of the status of their efforts to arrange the Debt Financing, and shall, upon the Company's reasonable request, provide to the Company copies of executed copies of the definitive documents related to the Financing (excluding any unredacted fee letters, engagement letters or other agreements that are confidential by their terms); provided, that neither Acquiror, Merger Sub nor any of their Affiliates shall be under obligation to disclose any information that is subject to attorney-client or similar privilege to the extent such privilege is asserted in good faith.

          (c)   If all or any portion of the Debt Financing becomes unavailable on the terms and conditions described in the Debt Commitment Letter (including flex terms), Acquiror and Merger Sub shall use reasonable best efforts to arrange and obtain alternative financing, including from alternative sources, in an amount sufficient (when added to the portion of the Debt Financing that is available and other available funds) to consummate the transactions contemplated hereby on the Closing Date ("Alternative Financing") as promptly as practicable following the occurrence of such event but no later than the Closing Date on terms not materially less favorable from the standpoint of Acquiror, Merger Sub and the Affiliates of Acquiror and Merger Sub party thereto than those in the Debt Commitment Letter (as determined in the reasonable good faith judgment of Acquiror and taking into account the flex provisions). All references to the Financing shall be deemed to include such Alternative Financing and all references to the Debt Commitment Letter or Debt Documents shall include the applicable documents for the Alternative Financing.

          (d)   Notwithstanding anything in this Agreement to the contrary, Acquiror and Merger Sub shall have the right from time to time to amend, replace, supplement or otherwise modify, or waive any of its rights under, the Debt Commitment Letters or any Debt Documents, and/or substitute other debt or equity financing for all or any portion of the Debt Financing from the same and/or alternative financing sources; provided, however, that any such amendment, replacement, supplement or other modification to or waiver of any provision of the Debt Commitment Letters or the Debt Documents shall not (i) reduce the aggregate amount of the Debt Financing (such that the aggregate funds that would be available to Acquiror on the Closing Date would not be sufficient to provide the funds required to be funded on the Closing Date to consummate the Merger and the other transactions contemplated hereby), (ii) add or expand the conditions precedent to the funding on the Closing Date of the Debt Financing as set forth in the Debt Commitment Letters or (iii) otherwise amend, modify or expand any condition to the receipt of any portion of the Debt Financing in a manner that would reasonably be expected to (I) delay or prevent the Closing, (II) make the funding of any portion of the Debt Financing (or satisfaction of any condition to obtaining any portion of the Debt Financing) less likely to occur, (III) adversely affect the ability of Acquiror or Merger Sub to timely consummate the Merger and the other transactions contemplated hereby or enforce Acquiror's rights against the other parties to the Debt Commitment Letters, or (IV) adversely affect the ability of Acquiror or Merger Sub in

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  any material respects to enforce its rights against the other parties to the Debt Commitment Letter, provided, further, that Acquiror and Merger Sub may replace or amend the Debt Commitment Letters to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Commitment Letters as of the date hereof. All references to the Debt Commitment Letter shall be deemed to include any new commitment letters entered into in accordance with this Section 7.4(d).

          (e)   Acquiror and Merger Sub acknowledge and agree that the obtaining of the Debt Financing, or any Alternative Financing, is not a condition to Closing and reaffirm their obligation to consummate the proposed transaction irrespective and independently of the availability of the Financing or any alternative financing, subject to fulfillment or waiver of the conditions set forth in Article IX.

          (f)    Acquiror and Merger Sub shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, the Equity Commitment Letter and shall (i) maintain in effect the Equity Commitment Letter until the Merger is consummated and (ii) enforce their rights under the Equity Commitment Letter.

        Section 7.5    NASDAQ Listing.     Prior to Effective Time, Acquiror shall prepare and submit to NASDAQ a listing application, if required under NASDAQ rules, covering the Acquiror Common Shares issuable in the Merger, and shall use its reasonable best efforts to obtain approval for the listing of such Acquiror Common Shares, subject to official notice of issuance, and the Company shall reasonably cooperate with Acquiror with respect to such listing.

        Section 7.6    No Solicitation by Acquiror.     From the date hereof until the Closing Date or, if earlier, the termination of this Agreement in accordance with Article X, Acquiror and its Subsidiaries shall not, and Acquiror shall instruct and use its reasonable best efforts to cause its representatives not to, (i) make any proposal or offer that constitutes a Business Combination Proposal, (ii) initiate any discussions or negotiations with any Person with respect to a Business Combination Proposal or (iii) enter into any acquisition agreement, business combination, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to a Business Combination Proposal provided, however, that nothing in this Section 7.6 shall limit Acquiror and its Subsidiaries, or any of their representatives, from taking any actions in connection with any Acquiror Acquisition Proposal with any Person to the extent that such Acquiror Acquisition Proposal would not (x) constitute a Business Combination Proposal, (y) be consummated before the Effective Time or (z) would not reasonably be expected to prevent or impair the consummation of the Merger or the performance by Acquiror or Merger Sub of any of their obligations hereunder. From and after the date hereof, Acquiror and its officers and directors shall, and Acquiror shall instruct and cause Acquiror's representatives, its Subsidiaries and their representatives to, immediately cease and terminate all discussions and negotiations with any Persons that may be ongoing with respect to a Business Combination Proposal.

        Section 7.7    Acquiror Conduct of Business.     From the date of this Agreement through the earlier of the Closing or valid termination of this Agreement pursuant to Article X, Acquiror shall, and shall cause its Subsidiaries to, except as contemplated by this Agreement or as consented to by Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), operate its business in the ordinary course and substantially in accordance with past practice. Without limiting the generality of the foregoing, except as consented to by Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), Acquiror shall not, and Acquiror shall cause its Subsidiaries not to, except as otherwise contemplated by this Agreement:

          (a)   change or amend the certificate of incorporation, bylaws or other organizational documents of Acquiror or any of its Subsidiaries, except as otherwise required by Law;

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          (b)   (i) make or declare any dividend or distribution to the stockholders of Acquiror or make any other distributions in respect of any of Acquiror's or any of its Subsidiary's capital stock, except for dividends by any of Acquiror's wholly-owned Subsidiaries, (ii) split, combine, reclassify or otherwise amend any terms of any shares or series of Acquiror's or any of its Subsidiary's capital stock or (iii) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests, warrants or other equity interests of Acquiror or its Subsidiaries, other than a redemption of Acquiror Common Shares made as part of the Acquiror Share Redemption (as defined below);

          (c)   incur or assume any Indebtedness or guarantee any Indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Subsidiary or guaranty any debt securities of another Person, other than any Indebtedness or guarantee (x) incurred in the ordinary course of business or (y) incurred between Acquiror and any of its wholly-owned Subsidiaries or between any of such wholly-owned Subsidiaries;

          (d)   (A) issue any Acquiror Securities or securities exercisable for or convertible into Acquiror Securities, other than (i) issuance of Acquiror Common Shares pursuant to, and in accordance with, the Equity Commitment Letter and (ii) issuance of the Aggregate Stock Consideration, or (B) grant any additional options, warrants or stock appreciation rights with respect to Acquiror Securities not outstanding on the date hereof; or

          (e)   enter into any agreement, or otherwise become obligated, to do any action prohibited under this Section 7.7.

        Section 7.8    Acquiror Board Matters.     Stephen Wertheimer shall be nominated for election as the nominee of the Principal Stockholders ("Nominee Director") to serve as a director on the Board of Directors of Acquiror ("Acquiror Board") commencing as of the first Business Day after the Closing Date and continuing for a period not less than one year, and, subject only to such actions not being in violation of the fiduciary duties of members of the Acquiror Board to Acquiror, Acquiror shall nominate such individual in the Registration Statement; provided that if Acquiror avoids its obligations under this Section 7.8 because it deems such nomination to be in violation of fiduciary duties of members of the Acquiror Board, the Principal Stockholders shall be entitled to designate an alternative nominee to serve as a director on the Acquiror Board. Acquiror shall not take any action to remove the Nominee Director for a period of one year, and shall include the name of the Nominee Director in any solicitation of proxies for election of directors, except where W Capital Partners II, L.P. (together with its affiliates and permitted transferees, "W Capital") ceases to hold shares of Acquiror Common Shares in an amount equal to or greater than the number of Acquiror Common Shares received by W Capital on the Closing Date (subject to adjustment for stock splits and similar transactions).

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ARTICLE VIII

JOINT COVENANTS

        Section 8.1    Registration Statement; Shareholder Approval.

          (a)    Registration Statement.    Acquiror shall prepare and file with the SEC the Registration Statement as promptly as reasonably practicable after the date of this Agreement. Acquiror and the Company agree to cooperate, and to cause their respective Subsidiaries to cooperate, with each other and its counsel and its accountants in the preparation of the Registration Statement. Each of Acquiror and the Company agrees to use their respective reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after filing thereof. Acquiror also agrees to use its reasonable best efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement, and the Company shall furnish all information concerning the Company, its Subsidiaries and any of their respective stockholders as may be reasonably requested in connection with any such action. Each of Acquiror and the Company agrees to furnish to the other party all information concerning itself, its Subsidiaries, officers, directors and stockholders and such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Registration Statement or any other statement, filing, notice or application made by or on behalf of Acquiror, the Company or their respective Subsidiaries to any regulatory authority (including the NASDAQ) in connection with the Merger and the other transactions contemplated by this Agreement (the "Offer Documents"). Acquiror will advise the Company, promptly after Acquiror receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Acquiror Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information. The Company and its counsel shall be given a reasonable opportunity to review and comment on the Registration Statement and any Offer Document each time before any such document is filed with the SEC, and Acquiror shall give reasonable and good faith consideration to any comments made by the Company and their counsel. Acquiror shall provide the Company and their counsel with (i) any comments or other communications, whether written or oral, that Acquiror or their counsel may receive from time to time from the SEC or its staff with respect to the Registration Statements or Offer Documents promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the response of Acquiror to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with Company or their counsel in any discussions or meetings with the SEC.

          (b)    Acquiror Shareholder Approval.    Acquiror shall, as promptly as practicable after the Registration Statement is declared effective under the Securities Act, and, solely with respect to the following clause (1), in any event within thirty (30) Business Days following such date of effectiveness, duly (1) give notice of and (2) convene and hold a meeting of its shareholders (the "Acquiror Shareholders' Meeting") in accordance with the Cayman Islands Companies Law (2013 Revision), as amended, solely for the purpose of obtaining the Acquiror Shareholder Approval and, if applicable, any approvals related thereto, and provide its shareholders with the opportunity to redeem Acquiror Common Shares held by the shareholder at the Merger Consideration, pursuant to exercise of such stockholder's IPO Repurchase (as defined under, and in accordance with, the Acquiror Governing Documents) ("Acquiror Share Redemption"). Acquiror shall, through its Board of Directors, recommend to its shareholders the (A) approval of the change in the jurisdiction of incorporation of Acquiror to the State of Delaware, (B) approval of the change of

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  Acquiror's name to "World Kitchen Group, Inc.", (C) amendment and restatement its certificate of incorporation in connection with the domestication, including any separate or unbundled proposals as are required to implement the foregoing, (D) the adoption and approval of this Agreement in accordance with applicable Law and exchange rules and regulations, (E) approval of the issuance of shares of Acquiror Common Stock in connection with the Merger, (F) approval of the issuance of more than twenty percent (20%) of Acquiror's outstanding common stock pursuant to the rules of NASDAQ, (G) approval of the presence of a Substantial Shareholder (as defined in NASDAQ Rule 5635(e)(3)) having a greater than five percent (5%) in the consideration to be paid in the transactions contemplated hereby, (H) approval of an incentive equity plan, (I) adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Registration Statement or correspondence related thereto, (J) adoption and approval of any other proposals as reasonably agreed by GPIAC and the Company to be necessary or appropriate in connection with the transactions contemplated hereby, and (K) the adjournment of the Acquiror Shareholders' Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (A) through (K), together, the "Transaction Proposals"). Acquiror may only postpone or adjourn the Acquiror Shareholders' Meeting (i) to solicit additional proxies for the purpose of obtaining the Acquiror Shareholder Approval, (ii) for the absence of a quorum and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Acquiror has determined after consultation with outside legal counsel is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of Acquiror prior to the Acquiror Shareholders' Meeting.

        Section 8.2    Support of Transaction.     Without limiting any covenant contained in Article VI or Article VII, Acquiror and the Company shall each, and shall each cause their respective Subsidiaries to: (a) use reasonable best efforts to assemble, prepare and file any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as practicable all governmental and regulatory consents required to be obtained in connection with the transactions contemplated hereby, (b) use reasonable best efforts to obtain all material consents and approvals of third parties that any of Acquiror, the Company, or their respective Affiliates are required to obtain in order to consummate the Merger, (c) endeavor in good faith to assist in optimizing the Company's capital structure, giving due regard to the Company's ongoing operating and financial requirements after consultation with the Company's management, and (d) take such other action as may reasonably be necessary or as another party may reasonably request to satisfy the conditions of Article IX or otherwise to comply with this Agreement and to consummate the transaction contemplated hereby as soon as practicable. Notwithstanding the foregoing and except as otherwise provided in this Agreement, in no event shall the Company or any of its Subsidiaries be obligated to bear any material expense or pay any material fee or grant any material concession in connection with obtaining any consents, authorizations or approvals required in order to consummate the Merger pursuant to the terms of any Contract (other than this Agreement and the agreements contemplated hereby) to which the Company or any of its Subsidiaries is a party.

        Section 8.3    Escrow Agreement.     Each of the Company, the Holder Representative, Acquiror and Merger Sub shall execute and deliver to one another the Escrow Agreement at the Closing.

        Section 8.4    Tax Matters.

          (a)   Acquiror shall cause the Company and its Subsidiaries to prepare and timely file or cause to be prepared and timely filed, in each case in a manner consistent with past practices (except where otherwise required by applicable Law), all Tax Returns of the Company and its Subsidiaries that are required to be filed after the Closing Date with respect to Pre-Closing Tax Periods ("Pre-Closing Tax Returns"). Acquiror shall deliver all Pre-Closing Tax Returns to the Holder

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  Representative for its review and comment within a reasonable period of time prior to the due date for filing such Tax Returns, provided that Pre-Closing Tax Returns relating to income Taxes shall be delivered no later than thirty (30) days before the due date for filing such Tax Returns. Acquiror shall consider in good faith any reasonable comments provided in writing by the Holder Representative to Acquiror with respect to all such Pre-Closing Tax Returns and no such Pre-Closing Tax Returns shall be filed without the prior written consent of the Holder Representative (which shall not be unreasonably withheld, conditioned or delayed).

          (b)   For purposes of this Agreement, in the case of any Taxes that are payable with respect to a taxable period that begins on or before the Closing Date and ends after Closing Date (a "Straddle Period"), the portion of such Taxes that relate to the Pre-Closing Tax Period shall (i) in the case of ad valorem or property Taxes, be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period ending on the Closing Date and the denominator of which is the number of days in the entire Straddle Period and (ii) in the case of any other Tax, such as income, sales or use Tax, be deemed equal to the amount which would be payable (computed on an interim closing of the books basis) as if the relevant Tax period ended as of the close of business on the Closing Date; provided, that any exemptions, allowances, deductions (including depreciation or amortization) and credits that are calculated on an annual basis shall be allocated between the portion of the Straddle Period ending on the Closing Date and the portion beginning after the Closing Date in proportion to the number of days in each such portion of the taxable period.

          (c)   All transfer, documentary, sales, use, real property, stamp, registration and other similar Taxes, fees and costs (including any associated penalties and interest) ("Transfer Taxes") incurred in connection with this Agreement, if any, shall be borne, fifty (50) percent by Acquiror and fifty (50) percent by the Holder Representative and the Pre-Closing Holders (which amount shall be included as Transaction Expenses). Except as otherwise required by applicable Law, Acquiror shall timely file all necessary Tax Returns and other documentation with respect to any such Transfer Taxes. With respect to any such Transfer Taxes not included in the final determination of the Adjustment Amount in accordance with Section 3.4, the Holder Representative shall instruct the Escrow Agent to pay to Acquiror out of the Indemnification Escrow Funds, at least ten (10) days before the date on which such Tax Return is due, an amount equal to the amount of Transfer Taxes owed by the Holder Representative and the Pre-Closing Holders in connection with such Tax Return.

          (d)   Acquiror and the Holder Representative shall reasonably cooperate, and shall cause their respective Affiliates to reasonably cooperate, in connection with the filing of Tax Returns and any Action regarding Taxes of, or with respect to, Pre-Closing Tax Returns or Tax Returns relating to a Straddle Period of the Company or its Subsidiaries. Such cooperation shall include the retention of and (upon the other party's request) the provision of records and information reasonably relevant to any such Action and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder, and the provision of such powers of attorney as may be necessary to allow for the control of Tax audits or proceedings as described in Section 8.4(e) hereof.

          (e)   Acquiror shall promptly, and in any event no more than twenty (20) calendar days following receipt of such notice, notify the Holder Representative in writing upon receipt by the Company or any of its Subsidiaries of a written notice of any Tax Claim; provided, however, no failure or delay by Acquiror to provide notice of a Tax Claim shall reduce or otherwise affect the rights of Acquiror to indemnification hereunder except (i) to the extent the defense of such Tax Claim is materially prejudiced thereby, or (ii) Acquiror fails to notify the Holder Representative in accordance with this Section 8.4(e) prior to the Survival Expiration Date. Acquiror shall have the right to control the conduct and defense of any Tax Claims; provided Acquiror shall keep the

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  Holder Representative reasonably informed regarding the progress and substantive aspects of any such Tax Claim, the Holder Representative shall be entitled at its expense to participate in such Tax Claims that could be reasonably expected to give rise to indemnification under Section 12.2(a) and Acquiror shall not compromise or settle any such Tax Claim without obtaining the Holder Representative's prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

          (f)    Except as otherwise required by applicable Law, from and after the Closing and until and through the Survival Expiration Date, Acquiror shall not, and shall cause the Company and its Subsidiaries not to, without the prior written consent of Holder Representative (such consent not to be unreasonably withheld, conditioned or delayed) (i) take any action on the Closing Date other than in the ordinary course of business or other than any action permitted hereunder, (ii) make or change any Tax election with respect to the Company or any of its Subsidiaries for a Pre-Closing Tax Period (including any election under Section 338 of the Code, or under any analogous or similar rules in any relevant tax jurisdiction), (iii) amend, refile or otherwise modify (or grant an extension of any applicable statute of limitations with respect to) any Tax Return of the Company or any of its Subsidiaries for any Pre-Closing Tax Period, in each case that would result in any indemnification claim under Section 12.2(a) hereof.

          (g)   Except to the extent reflected as an asset in the calculation of Closing Date Net Working Capital (as finally determined in accordance with Section 3.4(a), any Tax refund, credit or similar benefit (including any interest paid or credited with respect thereto) of the Company or any or its Subsidiaries relating to a Pre-Closing Tax Period, actually received prior to the Survival Expiration Date shall be the property of the Pre-Closing Holders and shall be paid over to the Holder Representative (on behalf of the Pre-Closing Holders) promptly upon receipt by Acquiror or the Company or any of its Subsidiaries net of any expenses or Taxes incurred in connection with the receipt of such refund or credit. Prior to the Survival Expiration Date, upon the reasonable request of the Holder Representative, Acquiror and its Affiliates shall cause the Company or any of its Subsidiaries to file all Tax Returns (including amended Tax Returns) or other reasonably requested documents to obtain any Tax refund to which the Pre-Closing Holders are entitled hereunder, and Acquiror shall permit the Holder Representative to participate in the prosecution of any such Tax refund claim. Notwithstanding the foregoing, the Acquiror shall not be required to pay to the Holder Representative (on behalf of the Pre-Closing Holders) the amount of any Tax refund or credit or similar benefit in respect of a Pre-Closing Holders) the amount of any Tax refund or credit or similar benefit in respect of a Pre-Closing Tax Period that are produced by the carryback of any Tax refund, credit or similar benefit generated in the Post-Closing Tax Period.

          (h)   Notwithstanding anything in this Agreement to the contrary, in the event of any conflict between this Section 8.4 and Article XII, the provisions of this Section 8.4 (and not those of Article XII), shall govern matters relating to Taxes.

        Section 8.5    Escrow Matters.     Each of the Company, the Holder Representative, Acquiror and Merger Sub shall use their respective reasonable best efforts to negotiate in good faith and, prior to or concurrently with the Closing, enter into a mutually agreed escrow agreement (the "Escrow Agreement") with each other and the Escrow Agent for the establishment of the escrow account and provision of the escrow services in accordance with the terms and subject to the conditions of this Agreement. For the purposes of the foregoing, it is understood and agreed that the Escrow Agent shall be deemed mutually agreeable.

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 ARTICLE IX

CONDITIONS TO OBLIGATIONS

        Section 9.1    Conditions to Obligations of Acquiror, Merger Sub and the Company.     The obligations of Acquiror, Merger Sub and the Company to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by all of such parties:

          (a)   The Acquiror Shareholder Approval shall have been obtained;

          (b)   The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purposes shall have been initiated or threatened by the SEC and not withdrawn;

          (c)   All waiting periods under the HSR Act applicable to the Merger shall have expired or been terminated;

          (d)   All other material permits, approvals, clearances, and consents of or filings with any Antitrust Authorities required to be procured or made by Acquiror, Merger Sub and the Company in connection with the Merger and the transactions contemplated by this Agreement shall have been procured or made, as applicable;

          (e)   There shall not be in force any Governmental Order, statute, rule or regulation enjoining or prohibiting the consummation of the Merger;

          (f)    There shall not be pending any Legal Proceedings by any Governmental Entity seeking to restrain or prohibit the consummation of the Merger or any other transaction contemplated hereby;

          (g)   The holders of at least sixty percent (60%) of the outstanding shares of Common Stock shall have approved this Agreement and Merger;

          (h)   Holders of not more than thirty percent (30%) of the outstanding shares of Acquiror Common Stock shall have elected to have their Acquiror Common Shares redeemed for cash pursuant to Article 48 of the Acquiror Governing Documents and as part of the Acquiror Share Redemption; and

          (i)    Following payment by Acquiror to its stockholders who have validly elected to have their Acquiror Common Shares redeemed for cash pursuant to Article 48 of the Acquiror Governing Documents and as part of the Acquiror Share Redemption, the amount of immediately available cash in the Trust Account shall be no less than $122,000,000.

        Section 9.2    Conditions to Obligations of Acquiror and Merger Sub.     The obligations of Acquiror and Merger Sub to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Acquiror and Merger Sub:

          (a)   The Principal Stockholders and the Lock-up Stockholders shall have executed and delivered the Company Stockholder Letter;

          (b)   (i) Each of the representations and warranties of the Company contained in Sections 4.1, 4.2, 4.3, 4.6 and 4.7(b) (the "Fundamental Representations") of this Agreement shall be true and correct in all material respects, except for Section 4.6, which shall be true and correct in all but de minimis respects, in each case as of the Closing Date, as if made anew at and as of that time, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such

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  date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement, and (ii) each of the representations and warranties of the Company contained in this Agreement other than the Fundamental Representations (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Company Material Adverse Effect or any similar qualification or exception) shall be true and correct as of the Closing Date, as if made anew at and as of that time, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in each case, (x) inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect and (y) changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement;

          (c)   Each of the covenants of the Company to be performed as of or prior to the Closing shall have been performed in all material respects;

          (d)   The Company shall have delivered to Acquiror a certificate signed by an officer of the Company, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.2(b) and Section 9.2(c) have been fulfilled;

          (e)   The Escrow Agreement shall have been duly executed by all parties other than Acquiror and Merger Sub; and

          (f)    Since the date of this Agreement through the Closing Date, there shall not have been any Company Material Adverse Effect.

        Section 9.3    Conditions to the Obligations of the Company.     The obligation of the Company to consummate the Merger is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

          (a)   (i) Each of the representations and warranties of Acquiror contained in Sections 5.1, 5.2, 5.3, 5.9, 5.14 (the "Acquiror Fundamental Representations") of this Agreement shall be true and correct in all material respects, except for Sections 5.9 and 5.14, which all be true and correct in all but de minimis respects, in each case as of the Closing Date, as if made anew at and as of that time, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement, and (ii) each of the representations and warranties of Acquiror contained in this Agreement other than the Acquiror Fundamental Representations (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Acquiror Material Adverse Effect or any similar qualification or exception) shall be true and correct as of the Closing Date, as if made anew at and as of that time, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in each case, (x) inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have an Acquiror Material Adverse Effect and (y) changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement;

          (b)   Each of the covenants of Acquiror to be performed as of or prior to the Closing shall have been performed in all material respects;

          (c)   Acquiror shall have delivered to the Company a certificate signed by an officer of Acquiror, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.3(a) and Section 9.3(b) have been fulfilled;

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          (d)   Since the date of this Agreement through the Closing Date, there shall not have been any Acquiror Material Adverse Effect;

          (e)   The Escrow Agreement shall have been duly executed by all parties other than the Company and Holder Representative;

          (f)    The shares of Acquiror Common Stock to be issued in connection with the Merger shall have been approved for listing on NASDAQ, subject to official notice from NASDAQ of such issuance;

          (g)   The Nominee Director designated pursuant to Section 7.8 shall have been elected in accordance with the DGCL and the Acquiror Governing Documents to serve on the Acquiror Board effective the first Business Day after the Closing Date;

          (h)   Acquiror shall have made all necessary and appropriate arrangements with the Trustee to have all of the funds contained in the Trust Account disbursed to Acquiror immediately prior to the Closing, and all such funds released from the Trust Account shall be available to Acquiror for payment of the Aggregate Cash Consideration and the payment of Acquiror's fees and expenses incurred in connection with this Agreement and the transactions herein contemplated.

ARTICLE X

TERMINATION/EFFECTIVENESS

        Section 10.1    Termination.     This Agreement may be terminated and the transactions contemplated hereby abandoned:

          (a)   by written consent of the Company and Acquiror;

          (b)   by either the Company or Acquiror if any Governmental Authority in the United States shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and nonappealable and has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger;

          (c)   by either the Company or Acquiror if the Acquiror Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Acquiror Shareholders' Meeting duly convened therefor or at any adjournment or postponement thereof;

  prior to the Closing, by written notice to the Company from Acquiror if (i) there is any material breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 9.2(b) or Section 9.2(c) would not be satisfied at the Closing (a "Terminating Company Breach"), except that, if such Terminating Company Breach is curable by the Company through the exercise of its reasonable best efforts, then, for a period of up to twenty (20) days after receipt by the Company of notice from Acquiror of such breach, but only as long as the Company continues to use its reasonable best efforts to cure such Terminating Company Breach (the "Company Cure Period"), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, (ii) the consummation of any of the transactions contemplated hereby is permanently enjoined, prohibited or otherwise restrained or made illegal by the terms of a final, non-appealable order or judgment of a court of competent jurisdiction, (iii) the Closing has not occurred on or before September 20, 2016 (the "End Date"), unless Acquiror is in willful breach hereof and such breach is the primary reason for the Closing not occurring on or before such date; provided, however, that in the event the conditions set forth in Section 9.1(a), Section 9.1(b), Section 9.1(c) or Section 9.1(d) shall not have been satisfied on or before the End Date but all of the other conditions set forth in Section 9.1 have been satisfied,

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  either Acquiror or the Company may unilaterally extend the End Date, on one or more occasions, by notice delivered to the other party, until a date no later than November 19, 2016, in which case the End Date shall be deemed for all purposes to be the latest of such dates, or (iv) the Written Consent referred to in Section 6.3 herein is not received by Acquiror by 6:00 p.m. Central Time on the Business Day of the execution and delivery of this Agreement; or

          (d)   prior to the Closing, by written notice to Acquiror from the Company if (i) there is any material breach of any representation, warranty, covenant or agreement on the part of Acquiror or Merger Sub set forth in this Agreement, such that the conditions specified in Section 9.3(a) and Section 9.3(b) would not be satisfied at the Closing (a "Terminating Acquiror Breach"), except that, if any such Terminating Acquiror Breach is curable by Acquiror through the exercise of its reasonable best efforts, then, for a period of up to twenty (20) days after receipt by Acquiror of notice from the Company of such breach, but only as long as Acquiror continues to exercise such reasonable best efforts to cure such Terminating Acquiror Breach (the "Acquiror Cure Period"), such termination shall not be effective, and such termination shall become effective only if the Terminating Acquiror Breach is not cured within the Acquiror Cure Period, (ii) the Merger shall not have been consummated on the second Business Day (the "Notification Date") after all of the conditions set forth in Article IX (other than conditions that by their nature are to be satisfied at the Closing) have been satisfied on the Notification Date; provided that the Company shall not terminate this Agreement pursuant to this Section 10.1(d)(ii) unless (A) the Company gives Acquiror prior notice of such proposed termination on or following the Notification Date and (B) the Merger is not consummated on or prior to the day that is two Business Days following the date of delivery of such notice, (iii) the Closing has not occurred on or before the End Date (as may be extended as provided in Section 10.1(c)), unless the Company is in willful breach hereof and such breach is the primary reason for the Closing not occurring on or before such date, or (iv) the consummation of any of the transactions contemplated hereby is permanently enjoined, prohibited or otherwise restrained or made illegal by the terms of a final, non-appealable order or judgment of a court of competent jurisdiction.

        Section 10.2    Effect of Termination.     In the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall, subject to Section 10.3, forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors or stockholders, other than liability of the Company, Acquiror or Merger Sub, as the case may be, for any breach of this Agreement occurring prior to such termination, except that (i) the provisions of Sections 10.2, 13.5, 13.6, 13.7, 13.14 and 13.16 herein, Article XI herein, and the Confidentiality Agreement, shall survive any termination of this Agreement and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Acquiror nor the Company shall be relieved or released from any liabilities arising out of its breach of any covenant of this Agreement prior to such termination or willful and material breach of any of its representations and warranties set forth in this Agreement prior to such termination.

ARTICLE XI

HOLDER REPRESENTATIVE

        Section 11.1    Designation and Replacement of Holder Representative.     The parties have agreed that it is desirable to designate a representative to act on behalf of holders of the Common Stock and the Options for certain limited purposes, as specified herein (the "Holder Representative"). The parties have designated WKI Group, LLC as the initial Holder Representative, and approval of this Agreement by the holders of Common Stock shall constitute ratification and approval of such designation. The Holder Representative may resign at any time, and the Holder Representative may be removed by the vote of Persons which collectively owned more than fifty percent (50%) of the Aggregate Fully-Diluted Common Shares immediately prior to the Effective Time (the "Majority Holders"). In the event that a

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Holder Representative has resigned or been removed, a new Holder Representative shall be appointed by a vote of the Majority Holders, such appointment to become effective upon the written acceptance thereof by the new Holder Representative.

        Section 11.2    Authority and Rights of the Holder Representative; Limitations on Liability.     The Holder Representative shall have such powers and authority as are necessary to carry out the functions assigned to it under this Agreement; provided, however, that the Holder Representative shall have no obligation to act on behalf of the holders of Common Stock or Options, except as expressly provided herein. Without limiting the generality of the foregoing, the Holder Representative shall have full power, authority and discretion to (i) estimate and determine the amounts of Holder Allocable Expenses and to pay such Holder Allocable Expenses in accordance with Section 3.5, (ii) after the Closing, negotiate and enter into amendments to this Agreement and the Escrow Agreement for and on behalf of the Pre-Closing Holders, (iii) preside over any tax disputes and (iv) administer the release and disbursement of the Indemnification Escrow Funds pursuant to Section 12.8. The Holder Representative shall have no liability to Acquiror, the Company or any holder of Common Stock or Options, with respect to actions taken or omitted to be taken in its capacity as the Holder Representative. The Holder Representative shall at all times be entitled to rely on any directions received from the Majority Holders; provided, however, that the Holder Representative shall not be required to follow any such direction, and shall be under no obligation to take any action in its capacity as the Holder Representative, unless the Holder Representative is holding funds delivered to it under Section 3.5 or Section 10.2 of this Agreement and/or has been provided with other funds, security or indemnities which, in the sole determination of the Holder Representative, are sufficient to protect the Holder Representative against the costs, expenses and liabilities which may be incurred by the Holder Representative in responding to such direction or taking such action. The Holder Representative shall be entitled to engage such counsel, experts and other agents and consultants as it shall deem necessary in connection with exercising its powers and performing its function hereunder and (in the absence of bad faith on the part of the Holder Representative) shall be entitled to conclusively rely on the opinions and advice of such Persons. The Holder Representative shall be entitled to reimbursement from funds paid to it under Section 3.5 or Section 10.3 of this Agreement, released from the Escrow Funds for the benefit of Pre-Closing Holders and/or otherwise received by it in its capacity as the Holder Representative pursuant to or in connection with this Agreement, for all reasonable expenses, disbursements and advances (including fees and disbursements of its counsel, accountants, experts and other agents and consultants) incurred by the Holder Representative in such capacity, and shall be entitled to indemnification against any loss, liability or expenses arising out of actions taken or omitted to be taken in its capacity as the Holder Representative (except for those arising out of the Holder Representative's gross negligence or willful misconduct), including the costs and expenses of investigation and defense of claims.

ARTICLE XII

INDEMNIFICATION

        Section 12.1    Survival of Representations, Warranties and Covenants.     Each representation warranty, covenant and obligation contained herein and any certificate related to any such representation, warranty, covenant or obligation will survive the Closing and continue in full force and effect for eighteen (18) months after the Closing Date (the "Survival Expiration Date"); provided, however, that any covenant contained in this Agreement that, by its terms, provides for performance following the Closing Date shall survive until such covenant is performed. No Indemnification Claim for breach of any representation, warranty, covenant or agreement contained in, or otherwise pursuant to, this Agreement (other than any covenant that provides for performance following the Closing) may be asserted pursuant to this Agreement unless (i) on or before the Survival Expiration Date, such claim is asserted by proper written notice in accordance with this Article XII, specifying, in reasonable detail, the

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basis of the claim, and (ii) such claim is made in respect of Damages specified, in reasonable detail, and incurred prior to the Survival Expiration Date, or, to the extent arising out of a third party claim (including any claim by any Governmental Authority) asserted in writing prior to the Survival Expiration Date, such claim is made in respect of a reasonably estimated amount of Damages reasonably expected to arise in connection with such claim.

        Section 12.2    Indemnification.

          (a)   Subject to Section 12.4, from and after the Effective Time and until and through the Survival Expiration Date, Acquiror and its Subsidiaries (collectively, the "Acquiror Indemnified Parties") shall be entitled to indemnification from (x) the Indemnification Escrow Funds and (y) once the Indemnification Escrow Funds are exhausted in full, from the R&W Insurance Policy Coverage Amount, for any and all Damages to the extent arising from:

              (i)  any breach of any representation or warranty the Company has made in this Agreement or in the certificate to be delivered pursuant to Section 9.2(d) (a "Company Warranty Breach") (provided that any qualification or exception relating to materiality, material adverse effect or "Company Material Adverse Effect" shall be disregarded for purposes of determining the amount of any Damages and, other than as set forth on Section 12.2(a) of the Acquiror Disclosure Letter, for purposes of determining whether such representation or warranty has been breached);

             (ii)  any breach by the Company or its Subsidiaries of any covenant or agreement of the Company or its Subsidiaries in this Agreement;

            (iii)  any Legal Proceeding by any Pre-Closing Holder against Acquiror or the Company, or their respective officers and directors, in each case, with respect to this Agreement or the Merger.

          (b)   Subject to Section 12.4, from and after the Effective Time and until and through the Survival Expiration Date, Acquiror shall indemnify, defend and hold the Holder Representative and the Pre-Closing Holders (collectively, the "Seller Indemnified Parties") harmless for any and all Damages to the extent arising from (i) any breach of any representation or warranty Acquiror or Merger Sub has made in this Agreement in the certificate to be delivered pursuant to Section 9.3(c) (an "Acquiror Warranty Breach") (provided that any qualification or exception relating to materiality, material adverse effect or Acquiror Material Adverse Effect shall be disregarded solely for purposes of determining the amount of any Damages, but not for purposes of determining whether such representation or warranty has been breached) or (ii) any breach by Acquiror or Merger Sub of any covenant or agreement of Acquiror or Merger Sub in this Agreement.

          (c)   The amount of indemnification to which an Indemnified Party shall be entitled under this Article XII shall be determined: (i) by the written agreement between the Indemnified Party and the Indemnitor; (ii) by a final judgment or decree of any court of competent jurisdiction; or (iii) by any other means to which the Indemnified Party and the Indemnitor shall agree. The judgment or decree of a court shall be deemed final when the time for appeal, if any, shall have expired and no appeal shall have been taken or when all appeals taken shall have been finally determined. The Indemnified Party shall have the burden of proof in establishing the amount of Damages suffered by it.

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        Section 12.3    Indemnification Claim Procedures.

          (a)   If any Action is commenced or threatened that may give rise to a claim for indemnification (an "Indemnification Claim") by any Person entitled to indemnification under this Agreement (each, an "Indemnified Party"), then such Indemnified Party shall promptly (i) notify the Indemnitor and (ii) deliver to the Indemnitor a written notice (A) describing in reasonable detail the nature of the Action, (B) including a copy of all papers served with respect to such Action, (C) including the Indemnified Party's best estimate of the amount of Damages that may arise from such Action, and (D) describing in reasonable detail the basis for the Indemnified Party's Indemnification Claim under this Agreement. Failure to notify the Indemnitor in accordance with this Section 12.3(a) will not relieve the Indemnitor of any liability that it may have to the Indemnified Party, except to the extent (1) the defense of such Action is prejudiced by the Indemnified Party's failure to give such notice or (2) the Indemnified Party fails to notify the Indemnitor of such Indemnification Claim in accordance with this Section 12.3(a) prior to the Survival Expiration Date.

          (b)   An Indemnitor may elect at any time to assume and thereafter conduct the defense of any Action subject to any such Indemnification Claim with counsel of the Indemnitor's choice and to settle or compromise any such Action, and each Indemnified Party shall cooperate in all respects with the conduct of such defense by the Indemnitor (including the making of any related claims, counterclaim or cross complaint against any Person in connection with the Action) and/or the settlement of such Action by the Indemnitor; provided, however, that (1) the Indemnified Party shall be entitled to participate in any such defense with separate counsel at the reasonable expense of the Indemnitor if (x) so requested by the Indemnitor in writing or (y) in the reasonable opinion of counsel to the Indemnified Party, representation of the Indemnified Party and the Indemnitor would create a conflict of interest; provided, that in any such circumstance the Indemnitor shall not be required to pay for more than one such counsel for all Indemnified Parties in connection with any Indemnification Claim, and (2) the Indemnitor will not approve of the entry of any judgment or enter into any settlement or compromise with respect to the Indemnification Claim without the Indemnified Party's prior written approval (which must not be unreasonably withheld or delayed), unless the terms of such settlement provide for a complete release of the claims that are the subject of such Action in favor of the Indemnified Party. If the Indemnified Party gives an Indemnitor notice of an Indemnification Claim and the Indemnitor does not, within sixty (60) days after such notice is given, (i) give notice to the Indemnified Party of its election to assume the defense of the Action or Actions subject to such Indemnification Claim and (ii) thereafter promptly assume such defense, then the Indemnified Party may conduct the defense of such Action; provided, however, that (A) the Indemnified Party will not agree to the entry of any judgment or enter into any settlement or compromise with respect to the Action or Actions subject to any such Indemnification Claim without the prior written consent of the Indemnitor (which consent shall not be unreasonably withheld) and (B) if at any time the Indemnitor acknowledges in writing that such Action is a Damage subject to this Article XII, the Indemnitor may thereafter assume the defense of such Action.

          (c)   If any Indemnified Party becomes aware of any circumstances that may give rise to an Indemnification Claim for any matter not involving an Action, then such Indemnified Party shall promptly (i) notify the Indemnitor and (ii) deliver to the Indemnitor a written notice (A) describing in reasonable detail the nature of the circumstances giving rise to the Indemnification Claim, (B) including the Indemnified Party's best estimate of the amount of Damages that may arise from such circumstances, and (C) describing in reasonable detail the basis for the Indemnified Party's Indemnification Claim under this Agreement. Failure to notify the Indemnitor in accordance with this Section 12.3(c) will not relieve the Indemnitor of any liability that it may have to the Indemnified Party, except to the extent (1) the defense of such Action is

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  prejudiced by the Indemnified Party's failure to give such notice or (2) the Indemnified Party fails to notify the Indemnitor of such Indemnification Claim in accordance with this Section 12.3(c) prior to the Survival Expiration Date.

          (d)   At the reasonable request of the Indemnitor, each Indemnified Party shall grant the Indemnitor and its representatives all reasonable access to the books, records, employees and properties of such Indemnified Party to the extent reasonably related to the matters to which the applicable Indemnification Claim relates. All such access shall be granted during normal business hours and shall be granted under the conditions which shall not unreasonably interfere with the business and operations of such Indemnified Party.

          (e)   In the event of any conflict between the provisions of this Section 12.3 and Section 8.4, Section 8.4 shall control with respect to any Tax Claim.

        Section 12.4    Limitations on Indemnification Liability.     Notwithstanding any provision of this Agreement to the contrary (except for any indemnification relating to Taxes, which shall not be subject to the provisions of Section 12.4(b)), any claims an Indemnified Party makes under this Article XII will be limited as follows:

          (a)    Source and Order of Recovery.    If there is determined to be any amount owing to an Acquiror Indemnified Party as a result of indemnification under this Article XII, the amount of then-remaining Indemnification Escrow Funds shall be used by an Acquiror Indemnified Party as the first recourse with respect to any and all amounts owed to an Acquiror Indemnified Party pursuant to this Article XII. However, if the amount of then-remaining Indemnification Escrow Funds is insufficient to satisfy in full any amount owing to an Acquiror Indemnified Party as a result of indemnification under this Article XII, then the Acquiror Indemnified Parties shall seek recourse against the R&W Insurance Policy. At no time, shall the Company or any Pre-Closing Holder have any liability to the Acquiror Indemnified Parties for Damages under this Agreement in excess of the Indemnification Escrow Funds, except solely in the case of any fraud; provided that in the event of fraud, (i) Damages shall first be paid out of the then-remaining Indemnification Escrow Funds and (ii) if the amount then remaining in the Indemnification Escrow Funds is insufficient to satisfy in full any amount owing to an Acquiror Indemnified Party, then the Acquiror Indemnified Party shall be entitled to recourse directly against the Pre-Closing Holders on a joint and several basis for the amount in excess of (x) the then-remaining Indemnification Escrow Funds plus (y) only if such claim for fraud is covered by the R&W Insurance Policy, the then remaining R&W Insurance Coverage Amount.

          (b)    Claims Basket.    The Acquiror Indemnified Parties shall not be entitled to indemnification pursuant to this Article XII with respect to any Indemnification Claim made with respect to a Company Warranty Breach (other than Company Warranty Breaches with respect to Fundamental Representations) unless and until the amount of Damages (excluding costs and expenses of Acquiror Indemnified Parties incurred in connection with making such claim under this Agreement) incurred by the Acquiror Indemnified Parties that are the subject of such claim exceeds $50,000 (the "Per-Claim Basket"), and the Acquiror Indemnified Parties shall only be entitled to indemnification pursuant to this Article XII with respect to Indemnification Claims made with respect to Company Warranty Breaches (other than Company Warranty Breaches with respect to Fundamental Representations) to the extent the aggregate amount of all Damages (excluding costs and expenses of Acquiror Indemnified Parties incurred in connection with making such claim under this Agreement) incurred by the Acquiror Indemnified Parties for which the Acquiror Indemnified Parties are entitled to indemnification pursuant to this Article XII for all such Indemnification Claims (excluding amounts below the applicable Per-Claim Basket) exceeds $500,000 (the "Basket Amount"). Once the Basket Amount is exceeded, if at all, the Acquiror Indemnified Parties shall only be entitled to indemnification for such Damages to the extent both

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  (i) such Damages considered on a per-claim basis exceed the Per-Claim Basket, and (ii) Damages in respect of all such Indemnification Claims that satisfy clause (i) of this sentence exceed the Basket Amount. Other than with respect to any claim or counterclaim for breach by Acquiror of any representations, warranties or covenants set forth in Article II or Article III, the Seller Indemnified Parties shall not be entitled to indemnification pursuant to this Article XII with respect to any Indemnification Claim made with respect to an Acquiror Warranty Breach (other than Acquiror Warranty Breaches with respect to Acquiror Fundamental Representations) unless and until the amount of Damages incurred by the Seller Indemnified Parties that are the subject of such claim exceeds the Per-Claim Basket, and the Seller Indemnified Parties shall only be entitled to indemnification pursuant to this Article XII with respect to Indemnification Claims made with respect to Acquiror Warranty Breaches (other than Acquiror Warranty Breaches with respect to Acquiror Fundamental Representations) to the extent the aggregate amount of all Damages incurred by the Seller Indemnified Parties for which the Seller Indemnified Parties are entitled to indemnification pursuant to this Article XII for all such Indemnification Claims (excluding amounts below the applicable Per-Claim Basket) exceeds the Basket Amount. Once the Basket Amount is exceeded, if at all, the Seller Indemnified Parties shall only be entitled to indemnification for such Damages to the extent both (i) such Damages considered on a per-claim basis exceed the Per-Claim Basket, and (ii) Damages in respect of all such Indemnification Claims that satisfy clause (i) of this sentence exceed the Basket Amount.

          (c)    Damages Net of Insurance Proceeds, Tax Benefits and Other Third-Party Recoveries.    All Damages for which any Indemnified Party would otherwise be entitled to indemnification under this Article XII shall be reduced by the amount of insurance proceeds, Tax benefits actually realized by the Indemnified Party in the taxable year in which such indemnification payment is made, indemnification payments and other third-party recoveries which any Indemnified Party actually receives in respect of any Damages incurred by such Indemnified Party, net of applicable reserves, and deductibles, and reasonable internal or third party expenses actually incurred in obtaining or receiving such recoveries. In the event any Indemnified Party is entitled to any such insurance proceeds, Tax benefits, indemnity payments or any third-party recoveries in respect of any Damages for which such Indemnified Party is entitled to indemnification pursuant to this Article XII, such Indemnified Party shall use commercially reasonable efforts to obtain, receive or realize such proceeds, benefits, payments or recoveries. In the event that any such insurance proceeds, Tax benefits, indemnity payments or other third-party recoveries are realized by an Indemnified Party subsequent to receipt by such Indemnified Party of any indemnification payment hereunder in respect of the claims to which such insurance proceeds, Tax benefits, indemnity payments or other third-party recoveries relate, appropriate refunds shall be made promptly by the relevant Indemnified Parties of all or the relevant portion of such indemnification payment.

          (d)    Assignment of Claims.    If any Indemnified Party receives any indemnification payment pursuant to this Article XII, at the election of the Indemnitor, such Indemnified Party shall assign to the Indemnitor all of its claims for recovery against third Persons as to such Damages, whether by insurance coverage, contribution claims, subrogation or otherwise.

          (e)    Expenses.    In the event that the Holder Representative assumes any defense of any Action for which an Acquiror Indemnified Party has sought indemnification, reasonable expenses incurred by any Seller Indemnified Party in connection therewith, including reasonable legal costs and expenses, shall constitute Damages for purposes of determining the maximum aggregate amount to which the Acquiror Indemnified Parties shall be entitled pursuant to Section 12.4(a).

          (f)    Consequential, Punitive and Certain Other Damages.    No Indemnified Party shall be entitled to indemnification for any (i) special, punitive or exemplary damages, (ii) any loss of enterprise value, diminution in value of any business, damage to reputation or loss of goodwill, or (iii) any lost profits, consequential, indirect or incidental damages.

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          (g)    Damages Reserved for on the Closing Balance Sheet.    No Acquiror Indemnified Party shall be entitled to indemnification for any Damages in respect of any liability or obligation accrued or reserved for on the Closing Balance Sheet.

          (h)    No Duplicate Claims.    In the event an Acquiror Indemnified Party or Seller Indemnified Party, as the case may be, recovers Damages in respect of an Indemnification Claim, no other Acquiror Indemnified Party or Seller Indemnified Party, as applicable, may recover the same Damages in respect of an Indemnification Claim under this Agreement.

          (i)    SAT Tax Claims.    No Acquiror Indemnified Party shall be entitled to indemnification for any Damages arising out of, or relating to, the SAT Tax Action.

        Section 12.5    Mitigation of Damages.     An Indemnified Party shall use its reasonable best efforts to mitigate any Damages for which it is entitled to indemnification pursuant to this Article XII.

        Section 12.6    Tax Treatment.     All amounts paid with respect to Indemnification Claims under this Agreement shall be treated by the parties hereto for all Tax purposes as adjustments to the Merger Consideration.

        Section 12.7    Indemnification Sole and Exclusive Remedy.     Following the Closing, except in the case of fraud, indemnification pursuant to this Article XII shall be the sole and exclusive remedy of the parties and any parties claiming by or through any party (including the Indemnified Parties) related to or arising from any breach of any representation, warranty, covenant or agreement contained in, or otherwise pursuant to, this Agreement (other than any (i) breach of any covenant or agreement contained in Article II or Article III, (ii) breach of any post-Closing obligation under any covenant that provides for performance following the Closing Date or (iii) any claims made solely against the insurer under the R&W Insurance Policy).

        Section 12.8    Release of Escrow.     The Escrow Agreement shall specify that the Indemnification Escrow Funds (if any) shall be released to the Pre-Closing Holders in accordance with such holders' relative Applicable Percentages on the first Business Day following the Survival Expiration Date; provided, however, that if any claim pursuant to this Article XII shall have been properly asserted by any Acquiror Indemnified Party in accordance with this Agreement on or prior to the Survival Expiration Date and remain pending on the Survival Expiration Date (any such claim, a "Pending Claim"), (i) the Indemnification Escrow Funds released to the Pre-Closing Holders shall be the amount of Indemnification Escrow Funds then held by the Escrow Agent, minus the aggregate amount of such Pending Claim and (ii) any funds that remain in escrow following the Survival Expiration Date in respect of any such Pending Claim shall be released to the Pre-Closing Holders entitled to receive the Merger Consideration in accordance with such holders' relative Applicable Percentages promptly upon resolution or (if applicable) satisfaction of such Pending Claim. In each case in which this Section 12.8 provides for the release of Indemnification Escrow Funds, each of Acquiror and the Holder Representative shall promptly submit joint written instructions to the Escrow Agent instructing the Escrow Agent to distribute the Indemnification Escrow Funds in accordance with this Section 12.8 and the Escrow Agreement.

        Section 12.9    R&W Insurance Policy.     The parties acknowledge that, at or before Closing, Acquiror will take all action necessary to obtain and bind the R&W Insurance Policy. The R&W Insurance Policy shall provide that the insurer shall waive and not pursue any subrogation rights against any Pre-Closing Holder (or any of its past, present or future directors, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors or representatives or Affiliates of any of the foregoing); provided, that the insurer thereunder shall be entitled to subrogate against any Pre-Closing Holder with respect to fraud on the part of such Pre-Closing Holder.

        Section 12.10    SAT Tax Matters.     Notwithstanding any other provision of this Agreement to the contrary, each of the parties to this Agreement hereby agree that (a) no representation, warranty or

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covenant is made by the Company or any Principal Stockholder with respect to the SAT Tax Action or any liabilities with respect thereto, and (b) no Acquiror Indemnified Party shall be entitled to any right or remedy (including any indemnification under this Agreement, or any adjustment to the Merger Consideration) for any Damages arising out of, or relating to, the SAT Tax Action, and shall be deemed to have waived any such rights hereunder.

ARTICLE XIII

MISCELLANEOUS

        Section 13.1    Trust Account Waiver.     Each of the Company and Holder Representative acknowledges that Acquiror is a blank check company with the powers and privileges to effect a Business Combination. Each of the Company and Holder Representative further acknowledges that, as described in the prospectus dated May 19, 2015 (the "Prospectus") available at www.sec.gov, substantially all of Acquiror assets consist of the cash proceeds of Acquiror's initial public offering and private placements of its securities and substantially all of those proceeds have been deposited in the Trust Account for the benefit of Acquiror, certain of its public stockholders and the underwriters of Acquiror's initial public offering. Each of the Company and Holder Representative acknowledges that it has been advised by Acquiror that, except with respect to interest earned on the funds held in the Trust Account that may be released to Acquiror to pay its franchise tax, income tax and similar obligations, the Trust Agreement provides that cash in the Trust Account may be disbursed only (i) to Acquiror in limited amounts from time to time in order to permit Acquiror to pay its operating expenses; (ii) if Acquiror completes the transactions which constitute a Business Combination, then to those Persons and in such amounts as described in the Prospectus; and (iii) if Acquiror fails to complete a Business Combination within the allotted time period and liquidates, subject to the terms of the Trust Agreement, to Acquiror in limited amounts to permit Acquiror to pay the costs and expenses of its liquidation and dissolution, and then to Acquiror's public stockholders. For and in consideration of Acquiror entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, each of the Company and Holder Representative, on behalf of the Pre-Closing Holders, hereby irrevocable waives any right, title, interest or claim of any kind they have or may have in the future in or to any monies in the Trust Account and agree not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, or arising out of, this Agreement and any negotiations, contracts or agreements with Acquiror; provided that (x) nothing herein shall serve to limit or prohibit the Company's and Holder Representative's right to pursue a claim against Acquiror for legal relief against monies or other assets held outside the Trust Account, for specific performance or other equitable relief in connection with the consummation of the transactions (including a claim for Acquiror to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the Acquiror Share Redemptions) to the Pre-Closing Holders in accordance with the terms of this Agreement and the Trust Agreement) so long as such claim would not affect Acquiror's ability to fulfill its obligation to effectuate the Acquiror Share Redemptions, or for fraud and (y) nothing herein shall serve to limit or prohibit any claims that the Company and Holder Representative may have in the future against Acquiror's assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds).

        Section 13.2    Waiver.     Any party to this Agreement may, at any time prior to the Closing, by action taken by its Board of Directors, or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement or agree to an amendment or modification to this Agreement by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement.

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        Section 13.3    Notices.     All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by telecopy or email (in each case in this clause (iv), solely if receipt is confirmed and, in the case of email, excluding any automated reply, such as an out-of-office notification), addressed as follows:

  (a)
  If to Acquiror or Merger Sub or, after the Closing, to the Company, to:

    GP Investments Acquisition Corp.
    150 E. 52nd Street, Suite 5003
    New York, NY 1022
    Attention:          Antonio Bonchristiano
    Telecopy No.:    +1 (212) 430-4365
                                + 55 11 3556-5566

    with copies to (which shall not constitute notice):

    Skadden, Arps, Slate, Meagher & Flom LLP
    Four Times Square
    New York, New York 10036
    Attention:          Paul T. Schnell
                                Timothy M. Fesenmyer
    Telecopy No.:    (212) 735-2000
    Email:                paul.schnell@skadden.com
                                timothy.fesenmyer@skadden.com

  (b)
  If to the Company, prior to the Closing, to:

    WKI Holding Company, Inc.
    9525 West Bryn Mawr Avenue
    Suite 400
    Rosemont, IL 60018
    Attention:          Deborah C. Paskin
                                Chief Legal Officer
                                and General Counsel
    Telecopy No.:    (847) 233-0961
    Email:                paskindc@worldkitchen.com

    with copies to (which shall not constitute notice):

    Latham & Watkins LLP
    555 Eleventh Street, N.W., Suite 1000
    Washington, D.C. 20004-1304
    Attention:          William P. O'Neill
    Telecopy No.:    (202) 637-2201
    Email:                william.o'neill@lw.com

    and

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    Davis Polk & Wardwell LLP
    1600 El Camino Real
    Menlo Park, CA 94025
    Attention:          Daniel Kelly
                                Stephen Salmon
    Telecopy No.:    (650) 752-2111
    Email:                daniel.kelly@davispolk.com
                                stephen.salmon@davispolk.com

    and to the Holder Representative at the address below.

  (c)
  If to the Holder Representative, to:

    WKI Group, LLC
    c/o W Capital Partners II, L.P.
    c/o W Capital Partners
    400 Park Avenue, Suite 910
    New York, NY 10022
    Attention:    Katie Stitch
    Telecopy:      (212) 561 5241
    Email:          kstitch@wcapgroup.com

    with copies to (which shall not constitute notice):

    Latham & Watkins LLP
    555 Eleventh Street, N.W., Suite 1000
    Washington, D.C. 20004-1304
    Attention:          William P. O'Neill
    Telecopy No.:    (202) 637-2201
    Email:                william.o'neill@lw.com

    and

    Davis Polk & Wardwell LLP
    1600 El Camino Real
    Menlo Park, CA 94025
    Attention:          Daniel Kelly
                                Stephen Salmon
    Telecopy No.:    (650) 752-2111
    Email:                daniel.kelly@davispolk.com
                                stephen.salmon@davispolk.com

or to such other address or addresses as the parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.

        Section 13.4    Assignment.     No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

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        Section 13.5    Rights of Third Parties.     Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing (i) in the event the Closing occurs, the past, present and future officers and directors of the Company (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 7.2, (ii) from and after the Effective Time, the Pre-Closing Holders (and their successors, heirs and representatives) shall be intended third-party beneficiaries of, and may enforce, Article II and Article III, (iii) the past, present and future directors, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 13.16, (iv) the pre-Closing directors, officers and representatives of the Company and its Subsidiaries (and their successors, heirs and representatives) shall be intended third party beneficiaries of, and may enforce, proviso E to Section 6.5(a) and (v) the Debt Financing Sources and Equity Financing Sources shall be intended third-party beneficiaries of, and may enforce, Sections 13.7, 13.14(c), 13.16 and this Section 13.5.

        Section 13.6    Expenses.     Each party hereto, other than the Holder Representative (whose expenses shall be paid out of funds paid to the Holder Representative under Section 3.5 or Section 10.2), shall bear its own expenses incurred in connection with this Agreement and the transactions herein contemplated whether or not such transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants; it being agreed and acknowledged by the parties that all such expenses of the Company and its Subsidiaries shall be deemed Transaction Expenses hereunder; provided, however, that the fees and expenses of the Auditor, if any, shall be paid in accordance with Section 3.4; provided, further, that, in the event that the transactions contemplated hereby are not consummated, (i) the Company shall reimburse the Holder Representative for all costs and expenses incurred by the Holder Representative in connection with the transactions contemplated hereby, and (ii) Acquiror shall pay all fees and expenses in connection with any financing arrangements, regardless of whether such financing fees and expenses were to be incurred by the Company or any of its Subsidiaries.

        Section 13.7    Governing Law.     This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction. Notwithstanding the foregoing, the Debt Commitment Letter shall be governed by, and construed in accordance with the Laws of the State of New York as such governing law provisions may be further expanded in the Debt Commitment Letter.

        Section 13.8    Captions; Counterparts.     The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

        Section 13.9    Company and Acquiror Disclosure Letters.     The Company Disclosure Letter and the Acquiror Disclosure Letter (including, in each case, any section thereof) referenced herein are a part of this Agreement as if fully set forth herein. All references herein to the Company Disclosure Letter and/or the Acquiror Disclosure Letter (including, in each case, any section thereof) shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the applicable Disclosure Letter, or any section thereof, with reference to any section of this Agreement or section of the applicable Disclosure Letter shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of applicable Disclosure Letter as to which the disclosure on its face is reasonably apparent upon reading the disclosure contained in such section of the applicable Disclosure Letter, without independent

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knowledge on the part of the reader regarding the matter disclosed, that such disclosure is responsive to such other section of this Agreement or section of the applicable Disclosure Letter. Certain information set forth in the Disclosure Letters is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

        Section 13.10    Entire Agreement.     (i) This Agreement (together with the Company Disclosure Letter and the Acquiror Disclosure Letter), (ii) that certain Non-Disclosure Agreement, dated as of November 16, 2015, between Acquiror and the Company (the "Confidentiality Agreement") and (iii) the confidentiality provisions of that certain Letter of Intent, dated as of February 9, 2016, between Acquiror and the company (the "LOI Confidentiality Provisions") constitute the entire agreement among the parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated by this Agreement exist between the parties except as expressly set forth in this Agreement, the Confidentiality Agreement and the LOI Confidentiality Provisions.

        Section 13.11    Amendments.     This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement. The approval of this Agreement by the stockholders of the Company shall not restrict the ability of the Board of Directors of the Company to terminate this Agreement in accordance with Section 10.1 or to cause the Company to enter into an amendment to this Agreement pursuant to this Section 13.11 to the extent permitted under Section 251(d) of the DGCL. Notwithstanding the foregoing, Sections 7.4, 13.5, 13.7, 13.14, 13.16 and this Section 13.11 (and related definitions in this Agreement used therein) shall not be amended, modified, supplemented or waived in a manner that is adverse in any material respect to any Debt Financing Source or Equity Financing Source without the prior written consent of such Debt Financing Source or Equity Financing Source, as applicable.

        Section 13.12    Publicity.

          (a)   All press releases or other public communications relating to the transactions contemplated by this Agreement, and the method of the release for publication thereof, shall prior to the Closing be subject to the prior mutual approval of Acquiror and the Company which approval shall not be unreasonably withheld by any party; provided, that no party shall be required to obtain consent pursuant to this Section 13.12(a) to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 13.12(a).

          (b)   The restriction in Section 13.12(a) shall not apply to the extent the public announcement is required by applicable securities Law, any Governmental Authority or stock exchange rule; provided, however, that in such an event, the party making the announcement shall use its commercially reasonable efforts to consult with the other party in advance as to its form, content and timing. For the avoidance of doubt, disclosures resulting from the parties' efforts to obtain approval or early termination under the HSR Act and to make any relating filing shall be deemed not to violate this Agreement.

        Section 13.13    Severability.     If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any

A.A-1-75

actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

        Section 13.14    Jurisdiction; Waiver of Jury Trial.

          (a)   Any proceeding or action based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such Court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such proceeding or action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the proceeding or action shall be heard and determined only in any such court, and agrees not to bring any proceeding or action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any action, suit or proceeding brought pursuant to this Section 13.14.

          (b)   Each party acknowledges and agrees that any controversy which may arise under this Agreement and the transactions contemplated hereby is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably, unconditionally and voluntarily waives any right such party may have to a trial by jury in respect of any action, suit or proceeding directly or indirectly arising out of or relating to this Agreement or any of the transactions contemplated hereby.

          (c)   Without limiting the foregoing, each of the parties agrees that it will not bring or support any action, cause of action, claim, cross-claim, or third-party claim of any kind or description (whether at law, in equity, in contract, in tort or otherwise), against any Debt Financing Source in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the Debt Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, Borough of Manhattan or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York in the County of New York (and appellate courts thereof).

        Section 13.15    Enforcement.

          (a)   The parties hereto agree that irreparable damage could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to seek specific enforcement of the terms and provisions of this Agreement, in addition to any other remedy to which any party is entitled at law or in equity. In the event that any action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waiver any requirement for the securing or posting of any bond in connection therewith. Without limiting the foregoing, and notwithstanding anything to the contrary in this Agreement, the Company shall be entitled to cause Acquiror to fully enforce the terms of the Equity Commitment Letters against the Sponsor and to cause the equity financing thereunder to be funded, including by demanding that Acquiror institute one or

A.A-1-76

  more actions, suits or proceedings against the Sponsor to fully enforce the Sponsor's obligations thereunder and Acquiror's and Merger Sub's rights thereunder.

          (b)   Notwithstanding the generality of the foregoing, solely in the event that (i) all conditions in Sections 9.1 and 9.2 have been satisfied or are capable of being satisfied or waived (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, each of which shall be capable of being satisfied at the Closing), (ii) the Debt Financing (or any alternative financing) has been funded or would be funded at the Closing if the Equity Financing is funded at the Closing, and (iii) the Company has irrevocably confirmed that (A) all conditions in Section 9.3 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) or will be waived by the Company, (B) the Company is prepared to consummate the Closing and the Merger and stands ready, willing and able to consummate the Closing and the Merger, and (C) if specific performance is granted and the Financing is funded and the Company otherwise complies with its obligations hereunder then the Closing will occur, the Company shall be entitled to specific performance of Acquiror's obligations to cause the Equity Financing to be funded and/or to consummate the Closing and the Merger.

        Section 13.16    Non-Recourse.

          (a)   This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto and any express guarantor of any such party's obligations hereunder and then only with respect to the specific obligations set forth herein with respect to such party; provided, however, that the foregoing shall not relieve any party or Pre-Closing Holder for liability with respect to fraud. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise), no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company or Acquiror under this Agreement (whether for indemnification or otherwise) of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

          (b)   None of the Company or any of its Affiliates shall assert any claim against any Debt Financing Source with respect to matters based upon, arising out of or relating to this Agreement, the Debt Commitment Letter or the transactions contemplated hereby or thereby (including the Debt Financing). The Company and its Affiliates hereby waive any and all claims and causes of action (whether at law, in equity, in contract, in tort or otherwise) against the Debt Financing Sources that may be based upon, arise out of or relate to this Agreement, the Debt Commitment Letter or the transactions contemplated hereby or thereby (including the Debt Financing). Notwithstanding the foregoing, nothing in this Section 13.16(b) shall in any way limit or modify the rights and obligations of Acquiror under this Agreement or any Debt Financing Source's obligations to Acquiror under the Debt Commitment Letter.

          (c)   Except as explicitly provided in Section 13.15(b) or in the Equity Commitment Letter, none of the Company or any of its Affiliates shall assert any claim against any Equity Financing Source with respect to matters based upon, arising out of or relating to this Agreement, the Equity Commitment Letter or the transactions contemplated hereby or thereby (including the Equity Financing). Except as explicitly provided in Section 13.15(b) or in the Equity Commitment Letter, the Company and its Affiliates hereby waive any and all claims and causes of action (whether at law, in equity, in contract, in tort or otherwise) against the Equity Financing Sources that may be based upon, arise out of or relate to this Agreement, the Equity Commitment Letter or the

A.A-1-77

  transactions contemplated hereby or thereby (including the Equity Financing). Notwithstanding the foregoing, nothing in this Section 13.16(c) shall in any way limit or modify the rights and obligations of Acquiror under this Agreement or any Equity Financing Source's obligations to Acquiror under the Equity Commitment Letter.

[Remainder of page intentionally left blank]

A.A-1-78

        IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

GP INVESTMENTS ACQUISITION CORP.
By:	/s/ ANTONIO BONCHRISTIANO
	Name:	Antonio Bonchristiano
	Title:	Chief Executive Officer
LET'S GO ACQUISITION CORP.
By:	/s/ ANTONIO BONCHRISTIANO
	Name:	Antonio Bonchristiano
	Title:	Authorized Signatory
A.A-1-79

WKI HOLDING COMPANY, INC.
By:	/s/ CARL WARSCHAUSKY
	Name:	Carl Warschausky
	Title:	President & CEO
WKI GROUP, LLC, solely in its capacity as the initial Holder Representative hereunder
By:	/s/ STEPHEN WERTHEIMER
	Name:	Stephen Wertheimer
	Title:	Authorized Signatory

[Signature Page to Agreement and Plan of Merger]

A.A-1-80

Annex A-2

GP Investments Acquisition Corp. 150 E. 52nd Street, Suite 5003 New York, New York 10022	Let's Go Acquisition Corp 150 E. 52nd Street, Suite 5003 New York, New York 10022

                      July 28, 2016

WKI Holding Company, Inc.
9525 West Bryn Mawr Avenue, Suite 400
Rosemont, IL 60018

WKI Group, LLC
c/o W Capital Partners II, L.P.
c/o W Capital Partners
400 Park Avenue, Suite 910
New York, NY 10022

Re:
Amendment No. 1 to the Agreement and Plan of Merger dated April 19, 2016

Ladies and Gentlemen:

        Reference is made to the Agreement and Plan of Merger, dated as of April 19, 2016 (the "Merger Agreement"), by and among GP Investments Acquisition Corp., a Cayman Islands exempted company limited by shares (which shall domesticate as a Delaware corporation prior to the Closing) ("Acquiror"), Let's Go Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Acquiror ("Merger Sub"), WKI Holding Company, Inc., a Delaware corporation (the "Company"), and, solely in its capacity as the initial Holder Representative hereunder, WKI Group, LLC, a Delaware limited liability company (collectively with Acquiror, Merger Sub and the Company, the "Parties"). Capitalized terms used but not defined in this letter agreement (this "Letter Agreement") shall have the meanings specified in the Merger Agreement.

        The Parties desire to consummate the Merger pursuant to the terms and subject to the conditions of the Merger Agreement, as amended, waived or otherwise altered hereby. By execution of this Letter Agreement, and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows, notwithstanding anything to the contrary contained in the Merger Agreement:

        Section 1    Added Definitions.     The following definitions are hereby added (in the appropriate alphabetical order) to Section 1.1 of the Merger Agreement:

          "Excess Amount" means the amount to be paid by Acquiror with respect to any Excess Redemption Shares in respect of a Threshold Event.

          "Incremental Equity Issuances" means the sale or issuance (or the entry into an agreement to sell or issue, as applicable), of voting Acquiror Common Shares at a price of $10.00 per share sold or issued (or to be sold or issued, as applicable) to any such Person(s), including the Sponsor, any Pre-Closing Holder, each of their respective affiliates and/or unrelated third parties, with whom Acquiror may enter into an agreement(s) in respect of the foregoing, that are incremental to any sale or issuance of Acquiror Common Shares pursuant to the Equity Commitment Letter or the Merger Agreement.

          "Threshold Event" means the redemption for cash of any outstanding Acquiror Common Shares in excess of thirty percent (30%) of the Acquiror Common Shares pursuant to Article 48 of

A.A-2-1

  Acquiror Governing Documents and as part of the Acquiror Share Redemptions (such Acquiror Common Shares, the "Excess Redemption Shares").

        Section 2    Waiver of Restrictions on Issuance of Acquiror Securities.     In contemplation of the potential for Acquiror to make (or agree to make) Incremental Equity Issuances, the Parties hereby waive, subject to Section 3 of this Letter Agreement, the terms of Section 7.7(d) of the Merger Agreement as such terms apply with respect to Acquiror and/or any of its Subsidiaries in connection with any issued or agreed Incremental Equity Issuances.

        Section 3    Limitations on Incremental Equity Issuances.     In no event shall the Incremental Equity Issuances (i) exceed $115,000,000 in the aggregate or (ii) result in more than $43,000,000 of available cash on the consolidated balance sheet of Acquiror, after giving effect to the Merger and all payments, distribution, disbursements or similar actions required in connection therewith, including any payments made or to be made in respect of the Acquiror Share Redemptions.

        Section 4    Waived Closing Conditions.     In the event of a Threshold Event, and then only if (x) the aggregate proceeds received by Acquiror in respect of any or all of the Incremental Equity Issuances is equal to or greater than the Excess Amount, and (y) the entire amount of Equity Financing contemplated under the Equity Commitment Letter (including for the avoidance of doubt, the additional Eight Million U.S. Dollars ($8,000,000) for funding redemptions for cash of outstanding Acquiror Common Shares in excess of twenty-five percent (25%) and up to thirty percent (30%)) has been funded, then each of the Parties shall be automatically deemed to have waived satisfaction of the conditions set forth in Section 9.1(h) and Section 9.1(i) of the Merger Agreement.

        Section 5    Cooperation Regarding Threshold Events.     In the event that a Threshold Event has occurred but following good faith efforts Acquiror is not able to obtain written agreements in respect of Incremental Equity Issuances in an aggregate amount equal to or greater than the Excess Amount, the Parties shall discuss the potential issuance or sale of securities of Acquiror on terms other than as contemplated in the definition of Incremental Equity Issuances as may be required to fund any portion of the Excess Amount; provided, that in the event such arrangements involve transactions other than the Incremental Equity Issuances contemplated hereby (such arrangements, "Alternate Financing Arrangements"), Acquiror will obtain the Company's written consent prior to execution of any documentation related to such Alternate Financing Arrangements; and provided, further, that this Section 5 shall in no way obligate any party to agree to enter into or permit any Alternate Financing Arrangement or impair the right of any party to terminate the Merger Agreement in accordance with its terms.

        Section 6    Amendment of Acquiror's Financial Ability Representation.     The penultimate sentence of Section 5.8 of the Merger Agreement is hereby amended and restated to read in its entirety as follows:

          The aggregate proceeds contemplated by the Commitment Letters and the Incremental Equity Issuances, together with available cash and other available funds of Acquiror and Merger Sub, will collectively be sufficient for Merger Sub and the Surviving Corporation to complete the transactions contemplated by this Agreement, and to satisfy all of the obligations of Acquiror and Merger Sub under this Agreement, including (i) paying the Merger Consideration at Closing, (ii) effecting the repayment or refinancing of all Indebtedness of the Company as of the Closing Date, (iii) procuring the R&W Insurance Policy and (iv) paying all related fees and expenses.

        Section 7    Amendment of Acquiror's Capitalization Representation.     Section 5.13(c) of the Merger Agreement is hereby amended and restated to read in its entirety as follows:

  (c)
  Except as set forth in this Section 5.13 or with respect to Acquiror Common Shares issued as part of the Incremental Equity Issuances, Acquiror has not granted any outstanding options, stock appreciation rights, warrants, rights or other securities convertible into or exchangeable or exercisable for Acquiror Securities, or any other commitments or agreements providing for

A.A-2-2

    the issuance of additional shares, the sale of treasury shares, for the repurchase or redemption of any Acquiror Securities or the value of which is determined by reference to the Acquiror Securities, and there are no Contracts of any kind which may obligate Acquiror to issue, purchase, redeem or otherwise acquire any of its Acquiror Securities.

        Section 8    Additional Amendments.

          (a)   The definition of "Acquiror Shareholder Approval" in Section 1.1 of the Merger Agreement is hereby amended and restated to read in its entirety as follows:

            "Acquiror Shareholder Approval" means the approval of (1) those Transaction Proposals identified in clauses (A), (B) and (C) of Section 8.1(b), in each case, by an affirmative vote of the holders of at least two-thirds of the then outstanding Acquiror Common Shares and (2) those Transaction Proposals identified in clauses (D), (E), (F), (G), (H), (I), (J) and (K) of Section 8.1(b), in each case, by an affirmative vote of the holders of at least a majority of the outstanding Acquiror Common Shares, in each case, at a shareholders' meeting duly called by the Board of Directors of Acquiror and held for such purpose.

          (b)   The definition of "Company Warranty Breach" in Section 1.1 of the Merger Agreement is hereby amended and restated to read in its entirety as follows:

          "Company Warranty Breach" has the meaning specified in Section 12.2(a)(i)"

          (c)   The reference to "0" in the entry for "End Date" in Section 1.1 of the Merger Agreement is hereby amended to be a reference to "Section 10.01(c)".

          (d)   The two parentheticals in the second proviso of Section 3.2(b) reading "(and, solely in the case of each Pre-Closing Holder of SARs, further multiplied by 0.75)" shall be deleted.

          (e)   Section 9.3(g) of the Merger Agreement is hereby amended such that the word "elected" shall be replaced by the word "appointed".

          (f)    Section 10.1 of the Merger Agreement is hereby amended such that (i) the undesignated paragraph between paragraphs "(c)" and "(d)" shall be designated as paragraph "(d)" and (ii) paragraph "(d)" shall be designated as paragraph "(e)" and (ii) the proviso in clause "(iii" of such undesignated paragraph to be designated as paragraph "(d)" hereby shall be amended and restated to read in its entirety as follows:

    provided, however, that in the event the conditions set forth in Section 9.1(a), Section 9.1(b), Section 9.1(c), Section 9.1(d), Section 9.1(h) or Section 9.1(i) shall not have been satisfied on or before the End Date but all of the other conditions set forth in Section 9.1 have been satisfied or are capable of being satisfied on or before the End Date, either Acquiror or the Company may unilaterally extend the End Date, on one or more occasions, by notice delivered to the other party, until a date no later than November 19, 2016, in which case the End Date shall be deemed for all purposes to be the latest of such dates, or

          (g)   Section 12.04(b) of the Merger Agreement is hereby amended such that the dollar value "$50,000" as used in the defined term "Per-Claim Basket" shall be replaced by the dollar value "$75,000".

        Section 9    Corporate Restructuring.     A new Section 6.10 shall be incorporated into the Merger Agreement to read as follows:

  Corporate Restructuring.    Notwithstanding anything else in this Agreement (including Section 6.1), Acquiror hereby consents to the Company taking and, effective as of August 12, 2016, the Company shall take each of the actions specified in Schedule 1 to this Letter Agreement (the "Restructuring Actions"). The Parties agree that any severance, pro-rated bonus payment, provision

A.A-2-3

  of outplacement services, or provision of medical, dental or COBRA insurance cost or other liability incurred by the Company or any of its Subsidiaries arising from any such Restructuring Actions and any effects on the consolidated balance sheet of the Company and its Subsidiaries attributable to such Restructuring Actions shall be excluded from any calculation of Net Working Capital under this Agreement. Furthermore, provided that each of the Restructuring Actions have been taken as contemplated by the first sentence of this Section 6.10, Acquiror shall, no later than sixty (60) calendar days following the Closing Date, pay to the Exchange Agent for distribution to the Pre-Closing Holders in accordance with each holders' relative Applicable Percentage an amount in cash equal to the aggregate amount actually paid by the Company prior to the Closing Date in respect of the Restructuring Actions (such amount in any event not to exceed the aggregate amount presented on Schedule 1).

        Section 10    No Other Amendments.     Except as expressly amended by this Letter Agreement, the Merger Agreement (together with the Disclosure Letters delivered in connection therewith) is and will remain unmodified and in full force and effect. Each future reference to the Merger Agreement will refer to the Merger Agreement as modified by this Letter Agreement. Anything to the contrary in this Letter Agreement notwithstanding, in the event of a conflict between the terms and conditions of this Letter Agreement and the terms and conditions of the Merger Agreement, the terms and conditions of this Letter Agreement shall govern. This Letter Agreement may only be amended, restated, supplemented or otherwise modified, and any provision hereof may only be waived, by written agreement duly executed by all Parties.

        Section 11    Company Stockholder Approval.

        (a)   Notwithstanding Section 6.3 of the Merger Agreement, the Company shall take all actions necessary to obtain, and then deliver as promptly as practicable thereafter, an irrevocable written consent from holders of more than sixty percent (60%) of the total number of shares of Common Stock then outstanding that approves the Agreement as amended by this Letter Agreement and the Merger pursuant to Section 228(a) and 251(c) of the DGCL and Article Seventh of the Company's Amended and Restated Certificate of Incorporation (the "New Written Consent"). Upon receipt of the New Written Consent, which shall satisfy the condition to Closing set forth in Section 9.1(g) of the Merger Agreement, the Company shall promptly deliver a copy thereof to Acquiror and shall comply with its obligations under Section 6.2(b) of the Merger Agreement mutatis mutandis in respect of the New Written Consent.

        (b)   In order to induce Acquiror to enter into this Letter Agreement, each of the Principal Stockholders and Management Stockholders hereby agree in connection with the New Written Consent or in any other circumstances upon which a vote, consent or other approval of all or some of the shareholders of the Company is sought, (i) to vote (or cause to be voted) all of such holder's shares of Common Stock, and any other shares of capital stock of the Company owned, beneficially or of record, in favor of approval of the Merger Agreement as amended by this Letter Agreement and the transactions contemplated thereby (including the Merger), and (ii) that irreparable harm would occur in the event that its obligations under this Section 11(b) were not performed in accordance with their specific terms or were otherwise breached for which money damages would not be an adequate remedy at Law and, accordingly, that Acquiror shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches of this Section 11(b), with any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

        Section 12    Miscellaneous.     The provisions of Article XIII of the Merger Agreement are incorporated by reference herein mutatis mutandis and this Letter Agreement shall be governed by and construed in accordance with such provisions.

[Remainder of Page Intentionally Left Blank]

A.A-2-4

Very truly yours,
GP INVESTMENTS ACQUISITION CORP.
By:	/s/ ANTONIO BONCHRISTIANO Name: Antonio Bonchristiano Title: Chief Executive Officer
LET'S GO ACQUISITION CORP.
By:	/s/ ANTONIO BONCHRISTIANO Name: Antonio Bonchristiano Title: Authorized Signatory

A.A-2-5

ACCEPTED AND AGREED TO AS OF THE DATE FIRST ABOVE WRITTEN:
WKI HOLDING COMPANY, INC.
By:	/s/ CARL WARSCHAUSKY Name: Carl Warschausky Title: President and CEO
WKI GROUP, LLC, solely in its capacity as the initial Holder Representative hereunder
By:	/s/ STEPHEN WERTHEIMER Name: Stephen Wertheimer Title: Authorized Signatory

A.A-2-6

ACCEPTED AND AGREED TO AS OF THE DATE FIRST ABOVE WRITTEN SOLELY FOR PURPOSES OF SECTION 11(B) HEREOF:
W CAPITAL PARTNERS II, L.P. By: WCP GP II, L.P., its General Partner By: WCP GP II, LLC, its General Partner
By:	/s/ STEPHEN WERTHEIMER Name: Stephen Wertheimer Title: Managing Member
OAKTREE CAPITAL MANAGEMENT, L.P. ON BEHALF OF CERTAIN FUNDS AND ACCOUNTS IT MANAGES which hold Company Common Stock
By:	/s/ ROBERT O'LEARY Name: Robert O'Leary Title: Managing Director
By:	/s/ KENNETH LIANG Name: Kenneth Liang Title: Managing Director

/s/ CARL WARSCHAUSKY Carl Warschausky	/s/ STEPHEN EARHART Stephen Earhart
/s/ ED FLOWERS Ed Flowers	/s/ DEBORAH PASKIN Deborah Paskin
/s/ LEE MUIR Lee Muir	/s/ KRIS MALKOSKI Kris Malkoski

A.A-2-7

Annex B

THE COMPANIES LAW (2013 REVISION)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
AMENDED AND RESTATED
MEMORANDUM AND ARTICLES OF ASSOCIATION
OF
GP INVESTMENTS ACQUISITION CORP.
(adopted by special resolution dated 7 May 2015)

THE COMPANIES LAW (2013 REVISION)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
AMENDED AND RESTATED
MEMORANDUM OF ASSOCIATION
OF
GP INVESTMENTS ACQUISITION CORP.
(adopted by special resolution dated 7 May 2015)

1
The name of the Company is GP Investments Acquisition Corp.

2
The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide.

3
The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

4
The liability of each Member is limited to the amount unpaid on such Member's shares.

5
The share capital of the Company is US$42,000 divided into 400,000,000 shares of a par value of US$0.0001 each and 20,000,000 preferred shares of a par value of US$0.0001 each.

6
The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7
Capitalised terms that are not defined in this Memorandum of Association bear the respective meanings given to them in the Articles of Association of the Company.

A.B-1

THE COMPANIES LAW (2013 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

GP INVESTMENTS ACQUISITION CORP.

(adopted by special resolution dated 7 May 2015)

1
1         Interpretation

1.1
In the Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

"Articles"	means these articles of association of the Company.
"Audit Committee"	means the audit committee of the Company formed pursuant to Article 41.2 hereof, or any successor audit committee.
"Auditor"	means the person for the time being performing the duties of auditor of the Company (if any).
"Business Combination"	has the meaning given to it in Article 48.1.
"business day"	means any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorised or obligated by law to close in New York City.
"clearing house"
a clearing house recognised by the laws of the jurisdiction in which the Shares (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.
"Company"	means GP Investments Acquisition Corp.
"Designated Stock Exchange"	means any national securities exchange including NASDAQ Capital Market, or NASDAQ.
"Directors"	means the directors for the time being of the Company.
"Dividend"	means any dividend (whether interim or final) resolved to be paid on Shares pursuant to the Articles.
"Electronic Record"	has the same meaning as in the Electronic Transactions Law.
"Electronic Transactions Law"	means the Electronic Transactions Law (2003 Revision) of the Cayman Islands.
"Founders"	means all Members immediately prior to the consummation of the IPO.
"IPO"	means the Company's initial public offering of securities.
"IPO Repurchase"	has the meaning given to it in Article 48.3.
"Member"	has the same meaning as in the Statute.

A.B-2

"Memorandum"	means the memorandum of association of the Company, as amended from time to time.
"Ordinary Resolution"
means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles.
"Over-allotment Option"	means the option of the Underwriters to purchase up to an additional 2,250,000 units (as defined at Article 3.3) at a price equal to $10.00 per unit, less underwriting discounts and commissions.
"Repurchase Price"	has the meaning given to it in Article 48.3.
"Register of Members"	means the register of Members maintained in accordance with the Statute and includes (except where otherwise stated) any branch or duplicate register of Members.
"Registered Office"	means the registered office for the time being of the Company.
"Seal"	means the common seal of the Company and includes every duplicate seal.
"SEC"	means the United States Securities and Exchange Commission.
"Share"	means a share in the Company and includes a fraction of a share in the Company.
"Special Resolution"	has the same meaning as in the Statute, and includes a unanimous written resolution.
"Statute"	means the Companies Law (2013 Revision) of the Cayman Islands.
"Treasury Share"	means a Share held in the name of the Company as a treasury share in accordance with the Statute.
"Trust Fund"	has the meaning given to it in Article 48.1.
"Underwriters"	means Citigroup Global Markets Inc. on its own behalf and for any other underwriters from time to time, and any successor underwriter.
1.2
In the Articles:

(a)
words importing the singular number include the plural number and vice versa;

(b)
words importing the masculine gender include the feminine gender;

(c)
words importing persons include corporations as well as any other legal or natural person;

(d)
"written" and "in writing" include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

(e)
"shall" shall be construed as imperative and "may" shall be construed as permissive;

(f)
references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;

A.B-3

  (g)
  any phrase introduced by the terms "including", "include", "in particular" or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

  (h)
  the term "and/or" is used herein to mean both "and" as well as "or." The use of "and/or" in certain contexts in no respects qualifies or modifies the use of the terms "and" or "or" in others. The term "or" shall not be interpreted to be exclusive and the term "and" shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);

  (i)
  headings are inserted for reference only and shall be ignored in construing the Articles;

  (j)
  any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;

  (k)
  any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Law;

  (l)
  sections 8 and 19(3) of the Electronic Transactions Law shall not apply;

  (m)
  the term "clear days" in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect; and

  (n)
  the term "holder" in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share.

2
2         Commencement of Business

2.1
The business of the Company may be commenced as soon after incorporation of the Company as the Directors shall see fit.

2.2
The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.

3
3         Issue of Shares

3.1
Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to Dividend or other distribution, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Statute and the Articles) vary such rights.

3.2
The Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company on such terms as the Directors may from time to time determine.

3.3
The Company may issue units of securities in the Company, which may be comprised of whole or fractional Shares, rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company, upon such terms as the Directors may from time to time determine. The securities comprising any such units which are issued pursuant to the IPO can only be traded separately from one another on the 52nd day following the date of the

A.B-4

  prospectus relating to the IPO unless the Underwriters determine that an earlier date is acceptable, subject to the Company having filed a Current Report on Form 8-K with the SEC and a press release announcing when such separate trading will begin. Prior to such date, the units can be traded, but the securities comprising such units cannot be traded separately from one another.

3.4
The Company shall not issue Shares to bearer.

4
Register of Members

4.1
The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.

4.2
The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Statute. The Directors may also determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

5
Closing Register of Members or Fixing Record Date

5.1
For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose, the Directors may, after notice has been given by advertisement in an appointed newspaper or any other newspaper or by any other means in accordance with the requirements of the Designated Stock Exchange, provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days.

5.2
In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose.

5.3
If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend or other distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors resolving to pay such Dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

6
Certificates for Shares

6.1
A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and, subject to the Articles, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

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6.2
The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

6.3
If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

6.4
Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

6.5
Share certificates shall be issued within the relevant time limit as prescribed by the Statute, if applicable, or as the Designated Stock Exchange may from time to time determine, whichever is shorter, after the allotment or, except in the case of a Share transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgement of a Share transfer with the Company.

7
Transfer of Shares

7.1
Subject to the terms of these Articles, any Member may transfer all or any of his Shares by an instrument of transfer provided that such transfer complies with applicable rules of the SEC and federal and state securities laws of the United States. If the Shares in question were issued in conjunction with rights, options or warrants issued pursuant to Article 3 on terms that one cannot be transferred without the other, the Directors shall refuse to register the transfer of any such Share without evidence satisfactory to them of the like transfer of such option or warrant.

7.2
The instrument of transfer of any Share shall be in writing in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Directors and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee) and may be under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

8
Redemption, Repurchase and Surrender of Shares

8.1
Subject to the provisions of the Statute, and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Shares, except Shares in the IPO, shall be effected in such manner and upon such other terms as the Company may, by Special Resolution, determine before the issue of such Shares. With respect to repurchasing shares of the Company:

(a)
members who hold Shares issued in the IPO are entitled to request repurchase of such Shares in the circumstances described in Article 48.3;

(b)
shares held by the Founders shall be compulsorily repurchased on a pro rata basis to the extent that the Over-allotment Option is not exercised in full so that the Founders will own 20% of the Company's issued and outstanding Shares after the IPO (exclusive of any securities purchased in a private placement simultaneously with the IPO); and

(c)
shares issued in the IPO shall be repurchased by way of tender offer in the circumstances set out in Article 48.2(b).

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8.2
Subject to the provisions of the Statute, and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, the Company may purchase its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member. For the avoidance of doubt, repurchases of Shares in the circumstances described at Articles 8.1(a), 8.1(b) and 8.1(c) above shall not require further approval of the Members.

8.3
The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.

8.4
The Directors may accept the surrender for no consideration of any fully paid Share.

9
9         Treasury Shares

9.1
The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

9.2
The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

10
10       Variation of Rights of Shares

10.1
If at any time the share capital of the Company is divided into different classes of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued Shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued Shares of that class, or with the sanction of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the Shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of Shares of the relevant class. To any such meeting all the provisions of the Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one person holding or representing by proxy at least one third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

10.2
For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

10.3
The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

11
Commission on Sale of Shares

The Company may, in so far as the Statute permits, pay a commission to any person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.

A.B-7

12
Non Recognition of Trusts

The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder.

13
13       Lien on Shares

13.1
The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company's lien thereon. The Company's lien on a Share shall also extend to any amount payable in respect of that Share.

13.2
The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen clear days after notice has been received or deemed to have been received by the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

13.3
To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company's power of sale under the Articles.

13.4
The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

14
Call on Shares

14.1
Subject to the terms of the allotment and issue of any Shares, the Directors may make calls upon the Members in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least fourteen clear days' notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed, in whole or in part, as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

14.2
A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

14.3
The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

14.4
If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine (and in addition all expenses that have been

A.B-8

  incurred by the Company by reason of such non-payment), but the Directors may waive payment of the interest or expenses wholly or in part.

14.5
An amount payable in respect of a Share on issue or allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

14.6
The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

14.7
The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by him, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.

14.8
No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a Dividend or other distribution payable in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

15
Forfeiture of Shares

15.1
If a call or instalment of a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by the Company by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

15.2
If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Dividends, other distributions or other monies payable in respect of the forfeited Share and not paid before the forfeiture.

15.3
A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

15.4
A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of those Shares together with interest at such rate as the Directors may determine, but his liability shall cease if and when the Company shall have received payment in full of all monies due and payable by him in respect of those Shares.

15.5
A certificate in writing under the hand of one Director or officer of the Company that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

A.B-9

15.6
The provisions of the Articles as to forfeiture shall apply in the case of non payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

16
Transmission of Shares

16.1
If a Member dies the survivor or survivors (where he was a joint holder) or his legal personal representatives (where he was a sole holder), shall be the only persons recognised by the Company as having any title to his Shares. The estate of a deceased Member is not thereby released from any liability in respect of any Share, for which he was a joint or sole holder.

16.2
Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by him to the Company, either to become the holder of such Share or to have some person nominated by him registered as the holder of such Share. If he elects to have another person registered as the holder of such Share he shall sign an instrument of transfer of that Share to that person. The Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution, as the case may be.

16.3
A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Dividends, other distributions and other advantages to which he would be entitled if he were the holder of such Share. However, he shall not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to have some person nominated by him be registered as the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within ninety days of being received or deemed to be received (as determined pursuant to the Articles) the Directors may thereafter withhold payment of all Dividends, other distributions, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

17
Amendments of Memorandum and Articles of Association and Alteration of Capital

17.1
The Company may by Ordinary Resolution:

(a)
increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

(b)
consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)
convert all or any of its paid-up Shares into stock, and reconvert that stock into paid-up Shares of any denomination;

(d)
by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; and

A.B-10

  (e)
  cancel any Shares that at the date of the passing of the Ordinary Resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the Shares so cancelled.

17.2
All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

17.3
Subject to the provisions of the Statute, the provisions of the Articles as regards the matters to be dealt with by Ordinary Resolution and Article 48.1, the Company may by Special Resolution:

(a)
change its name;

(b)
alter or add to the Articles;

(c)
alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

(d)
reduce its share capital or any capital redemption reserve fund.

18
Offices and Places of Business

Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine.

19
General Meetings

19.1
All general meetings other than annual general meetings shall be called extraordinary general meetings.

19.2
The Company may, but shall not (unless required by the Statute) be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint and if no other time and place is prescribed by them, it shall be held at the Registered Office on the second Wednesday in December of each year at ten o'clock in the morning. At these meetings the report of the Directors (if any) shall be presented.

19.3
The Directors, the chief executive officer or the chairman of the board of Directors may call general meetings, and they shall on a Members' requisition forthwith proceed to convene an extraordinary general meeting of the Company.

19.4
A Members' requisition is a requisition of Members holding at the date of deposit of the requisition not less than ten per cent. in par value of the issued Shares which as at that date carry the right to vote at general meetings of the Company.

19.5
The Members' requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

19.6
If there are no Directors as at the date of the deposit of the Members' requisition or if the Directors do not within twenty-one days from the date of the deposit of the Members' requisition duly proceed to convene a general meeting to be held within a further twenty-one days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of the requisitionists, may themselves convene a general meeting, but any meeting so convened shall be held no later than the day which falls three months after the expiration of the said twenty-one day period.

A.B-11

19.7
A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

19.8
Members seeking to bring business before the annual general meeting or to nominate candidates for election as directors at the annual general meeting must deliver notice to the principal executive offices of the Company not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the scheduled date of the annual general meeting.

20
Notice of General Meetings

20.1
At least five days' notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)
in the case of an annual general meeting, by all of the Members entitled to attend and vote thereat; and

(b)
in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than ninety five per cent. in par value of the Shares giving that right.

20.2
The accidental omission to give notice of a general meeting to, or the non receipt of notice of a general meeting by, any person entitled to receive such notice shall not invalidate the proceedings of that general meeting.

21
21       Proceedings at General Meetings

21.1
No business shall be transacted at any general meeting unless a quorum is present. The holders of a majority of the Shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum.

21.2
A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

21.3
A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all of the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

21.4
If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a Members' requisition, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.

21.5
The Directors may, at any time prior to the time appointed for the meeting to commence, appoint any person to act as chairman of a general meeting of the Company or, if the Directors

A.B-12

  do not make any such appointment, the chairman, if any, of the board of Directors shall preside as chairman at such general meeting. If there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the meeting to commence, or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

21.6
If no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for the meeting to commence, the Members present shall choose one of their number to be chairman of the meeting.

21.7
The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

21.8
When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of an adjourned meeting.

21.9
A resolution put to the vote of the meeting shall be decided on a poll.

21.10
A poll shall be taken as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

21.11
A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such date, time and place as the chairman of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

21.12
In the case of an equality of votes the chairman shall be entitled to a second or casting vote.

22
Votes of Members

22.1
Subject to any rights or restrictions attached to any Shares, every Member present in any such manner shall have one vote for every Share of which he is the holder.

22.2
In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

22.3
A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote by his committee, receiver, curator bonis, or other person on such Member's behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

22.4
No person shall be entitled to vote at any general meeting unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by him in respect of Shares have been paid.

22.5
No objection shall be raised as to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time in accordance with this Article shall be referred to the chairman whose decision shall be final and conclusive.

22.6
Votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a

A.B-13

  meeting. Where a Member appoints more than one proxy the instrument of proxy shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.

22.7
A Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which he is appointed.

23
Proxies

23.1
The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation or other non natural person, under the hand of its duly authorised representative. A proxy need not be a Member.

23.2
The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy shall be deposited physically at the Registered Office not less than 48 hours before the time appointed for the meeting or adjourned meeting to commence at which the person named in the instrument proposes to vote.

The chairman may in any event at his discretion declare that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairman, shall be invalid.

23.3
The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

23.4
Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

24
Corporate Members

24.1
Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member.

A.B-14

24.2
If a clearing house (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it sees fit to act as its representative at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of Shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the clearing house (or its nominee(s)) as if such person was the registered holder of such Shares held by the clearing house (or its nominee(s)).

25
Shares that May Not be Voted

Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

26
Directors

There shall be a board of Directors consisting of not less than one person provided however that the Company may by Ordinary Resolution increase or reduce the limits in the number of Directors.

27
Powers of Directors

27.1
Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

27.2
All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.

27.3
The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

27.4
The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

28
Appointment and Removal of Directors

28.1
The Company may by Ordinary Resolution appoint any person to be a Director or may by Ordinary Resolution remove any Director.

28.2
The Directors may appoint any person to be a Director, either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles as the maximum number of Directors.

A.B-15

29
Vacation of Office of Director

The office of a Director shall be vacated if:

(a)
the Director gives notice in writing to the Company that he resigns the office of Director; or

(b)
the Director absents himself (for the avoidance of doubt, without being represented by proxy) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and the Directors pass a resolution that he has by reason of such absence vacated office; or

(c)
the Director dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(d)
the Director is found to be or becomes of unsound mind; or

(e)
all of the other Directors (being not less than two in number) determine that he should be removed as a Director, either by a resolution passed by all of the other Directors at a meeting of the Directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other Directors.

30
Proceedings of Directors

30.1
The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be two if there are two or more Directors, and shall be one if there is only one Director.

30.2
Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote.

30.3
A person may participate in a meeting of the Directors or committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors the meeting shall be deemed to be held at the place where the chairman is located at the start of the meeting.

30.4
A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors or, in the case of a resolution in writing relating to the removal of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

30.5
A Director may, or other officer of the Company on the direction of a Director shall, call a meeting of the Directors by at least two days' notice in writing to every Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members shall apply mutatis mutandis.

30.6
The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors

A.B-16

  to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.

30.7
The Directors may elect a chairman of their board and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for the meeting to commence, the Directors present may choose one of their number to be chairman of the meeting.

30.8
All acts done by any meeting of the Directors or of a committee of the Directors shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.

30.9
A Director may be represented at any meetings of the board of Directors by a proxy appointed in writing by him. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.

31
Presumption of Assent

A Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

32
Directors' Interests

32.1
A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

32.2
A Director may act by himself or by, through or on behalf of his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

32.3
A Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

32.4
No person shall be disqualified from the office of Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director shall be in any way interested be or be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director or alternate Director holding office or of the fiduciary relationship thereby established. A Director shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any Director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

A.B-17

32.5
A general notice that a Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

33
Minutes

The Directors shall cause minutes to be made in books kept for the purpose of all appointments of officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of the Directors, including the names of the Directors present at each meeting.

34
Delegation of Directors' Powers

34.1
The Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any committee consisting of one or more Directors. Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

34.2
The Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees, local boards or agencies. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

34.3
The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

34.4
The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.

34.5
The Directors shall appoint a chief executive officer and a secretary and may appoint such other officers of the Company (including, for the avoidance of doubt and without limitation, any chairman of the board of Directors, vice chairman of the board of Directors, one or more presidents, a chief financial officer, a treasurer, vice-presidents, one or more assistant vice presidents, one or more assistant treasurers, one or more assistant secretaries or any other officers as may be determined by the Directors) as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of his appointment an officer of the Company may be removed by resolution of the

A.B-18

  Directors or Members. An officer of the Company may vacate his office at any time if he gives notice in writing to the Company that he resigns his office.

35
No Minimum Shareholding

The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.

36
Remuneration of Directors

36.1
The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine, provided that no remuneration shall be paid to any Director prior to the consummation of a Business Combination. The Directors shall also, whether prior to or after the consummation of a Business Combination, be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.

36.2
The Directors may by resolution approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond his ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.

37
Seal

37.1
The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some officer of the Company or other person appointed by the Directors for the purpose.

37.2
The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

37.3
A Director or officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

38
Dividends, Distributions and Reserve

38.1
Subject to the Statute and this Article and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Dividends and other distributions on Shares in issue and authorise payment of the Dividends or other distributions out of the funds of the Company lawfully available therefor. A Dividend shall be deemed to be an interim Dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such Dividend specifically state that such Dividend shall be a final Dividend. No Dividend or other distribution shall be paid except out of the realised or unrealised profits of the Company, out of the share premium account or as otherwise permitted by the Statute.

A.B-19

38.2
Except as otherwise provided by the rights attached to any Shares, all Dividends and other distributions shall be paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for Dividend as from a particular date, that Share shall rank for Dividend accordingly.

38.3
The Directors may deduct from any Dividend or other distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.

38.4
The Directors may resolve that any Dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.

38.5
Except as otherwise provided by the rights attached to any Shares, Dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

38.6
The Directors may, before resolving to pay any Dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.

38.7
Any Dividend, other distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Dividends, other distributions, bonuses, or other monies payable in respect of the Share held by them as joint holders.

38.8
No Dividend or other distribution shall bear interest against the Company.

38.9
Any Dividend or other distribution which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company's name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend or other distribution shall remain as a debt due to the Member. Any Dividend or other distribution which remains unclaimed after a period of six years from the date on which such Dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.

39
Capitalisation

The Directors may at any time capitalise any sum standing to the credit of any of the Company's reserve accounts or funds (including the share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution; appropriate such sum to Members in the proportions in which such sum would have been divisible amongst such Members had the same been a distribution of profits by way of Dividend or other distribution; and apply such sum on their behalf in paying up in full unissued

A.B-20

  Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power given to the Directors to make such provisions as they think fit in the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental or relating thereto and any agreement made under such authority shall be effective and binding on all such Members and the Company.

40
Books of Account

40.1
The Directors shall cause proper books of account to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Proper books of account shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company's affairs and to explain its transactions.

40.2
The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

40.3
The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

41
Audit

41.1
The Directors may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.

41.2
Without prejudice to the freedom of the Directors to establish any other committee, if the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, and if required by the Designated Stock Exchange, the Directors shall establish and maintain an Audit Committee as a committee of the board of Directors and shall adopt a formal written Audit Committee charter and review and assess the adequacy of the formal written charter on an annual basis. The composition and responsibilities of the Audit Committee shall comply with the rules and regulations of the SEC and the Designated Stock Exchange. The Audit Committee shall meet at least once every financial quarter, or more frequently as circumstances dictate.

41.3
If the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilise the Audit Committee for the review and approval of potential conflicts of interest.

41.4
The remuneration of the Auditor shall be fixed by the Audit Committee (if one exists).

41.5
If the office of Auditor becomes vacant by resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.

A.B-21

41.6
Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditor.

41.7
Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the Directors or any general meeting of the Members.

42
Notices

42.1
Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, cable, telex, fax or e-mail to him or to his address as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such Member). Notice may also be served in accordance with the requirements of the Designated Stock Exchange.

42.2
Where a notice is sent by courier, service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier. Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays in the Cayman Islands) following the day on which the notice was posted. Where a notice is sent by cable, telex or fax, service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted. Where a notice is given by e-mail service shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient.

42.3
A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under the Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

42.4
Notice of every general meeting shall be given in any manner authorised by the Articles to every holder of Shares carrying an entitlement to receive such notice on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member where the Member but for his death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

A.B-22

43
Winding Up

43.1
If the Company shall be wound up the liquidator shall apply the assets of the Company in satisfaction of creditors' claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, in a winding up:

(a)
if the assets available for distribution amongst the Members shall be insufficient to repay the whole of the Company's issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them; or

(b)
if the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the Company's issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

43.2
If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and with the sanction of a Special Resolution of the Company and any other sanction required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

44
Indemnity and Insurance

44.1
Every Director and officer of the Company (which for the avoidance of doubt, shall not include auditors of the Company), together with every former Director and former officer of the Company (each an "Indemnified Person") shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud, wilful neglect or wilful default. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, wilful neglect or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud, wilful neglect or wilful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect.

44.2
The Company shall advance to each Indemnified Person reasonable attorneys' fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

A.B-23

44.3
The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or other officer of the Company against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

45
Financial Year

Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

46
Transfer by Way of Continuation

If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

47
Mergers and Consolidations

The Company shall, with the approval of a Special Resolution, have the power to merge or consolidate with one or more constituent companies (as defined in the Statute), upon such terms as the Directors may determine.

48
Business Combination

48.1
Notwithstanding any other provision of these Articles, this Article 48 shall apply during the period commencing upon the adoption of these Articles and terminating upon the first to occur of the consummation of any Business Combination and the distribution of the Trust Fund (as defined below) pursuant to Article 48.4. A "Business Combination" shall mean a merger, share exchange, asset acquisition, share purchase, reorganisation or similar business combination, with one or more businesses or entities (the "target business"), which Business Combination: (i) must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Fund (as defined in the below paragraph) (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Fund) at the time of the agreement to enter into the Business Combination; and (ii) must not be effectuated with another blank check company or a similar company with nominal operations.

In the event of a conflict between this Article 48 and any other Articles, the provisions of this Article 48 shall prevail, and this Article 48.1 may not be amended prior to the consummation of a Business Combination. "Trust Fund" shall mean the trust account established by the Company upon the consummation of its IPO and into which a certain amount of the net proceeds of the IPO, together with the proceeds of the private placement of the warrants simultaneously with the closing date of the IPO, will be deposited.

48.2
Prior to the consummation of any Business Combination, the Company shall either:

(a)
submit such Business Combination to its Members for approval; or

(b)
provide Members with the opportunity to have their Shares redeemed by means of a tender offer for an amount equal to their pro rata share of the Trust Fund, provided that the Company shall not redeem Shares in an amount that would cause the Company's net tangible assets to be less than US$5,000,001.

The Company shall initiate any tender offer in accordance with Rule 13e-4 and Regulation 14E of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and shall file tender offer documents with the SEC prior to completing a Business Combination which

A.B-24

    contain substantially the same financial and other information about such Business Combination and the redemption rights as is required under Regulation 14A of the Exchange Act, to repurchase Shares issued in the IPO.

  At a meeting called for the purposes of approving a Business Combination pursuant to this Article, in the event that a majority of the Shares voted are voted for the approval of the Business Combination, the Company shall be authorised to consummate the Business Combination, provided that the Company shall not consummate any Business Combination unless the Company has net tangible assets of at least US$5,000,001 upon such consummation or any greater net tangible asset or cash requirement that may be contained in the agreement relating to the Business Combination.

48.3
Any Member holding Shares issued to persons who are not a Founder, officer or Director may, contemporaneously with any vote on a Business Combination, elect to have their Shares issued in the IPO repurchased for cash (the "IPO Repurchase"), provided that no such Member acting together with any affiliate of his or any other person with whom he is acting in concert or as a partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Shares may exercise this repurchase right with respect to more than 20 per cent. of the Shares issued in the IPO. If so demanded, the Company shall pay any such repurchasing Member, regardless of whether he is voting for or against such proposed Business Combination, a per Share repurchase price equal to their pro rata share of the Trust Fund (such repurchase price being referred to herein as the "Repurchase Price").

The Repurchase Price shall be paid promptly following the consummation of the relevant Business Combination. If the proposed Business Combination is not approved or completed for any reason then such repurchases shall be cancelled and share certificates (if any) returned to the relevant Members as appropriate.

48.4
In the event that:

(a)
the Company does not consummate a Business Combination by twenty-four months after the closing of the IPO the Company shall: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Shares issued in the IPO, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Fund including interest earned on the funds held in the Trust Fund and not previously released to the Company to pay its franchise and income taxes (less up to US$100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Shares issued in the IPO, which redemption will completely extinguish public Members' rights as Members (including the right to receive further liquidation distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company's remaining Members and its board of directors, dissolve and liquidate, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

(b)
the Company's Members approve an amendment to Article 48.4(a) that would affect the substance or timing of the Company's obligation to redeem the Shares issued in the IPO if the Company did not complete its Business Combination within 24 months from closing of the IPO, the Company shall provide the Members holding Shares issued in the IPO with the opportunity to redeem all or a portion of their Shares upon such approval at a per-share price, payable in cash, equal to the aggregate amount of the Trust Fund, including interest earned on the funds held in the Trust Fund and not previously released to the Company to pay its franchise and income taxes, divided by the number of then outstanding Shares issued in the IPO.

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48.5
A holder of Shares issued in the IPO shall be entitled to receive distributions from the Trust Fund only in the event of an IPO Repurchase, a repurchase of shares by means of a tender offer pursuant to Article 48.2(b), or a distribution of the Trust Fund pursuant to Article 48.4(a) or (b). In no other circumstance shall a holder of Shares issued in the IPO have any right or interest of any kind in the Trust Fund.

48.6
After the issue of Shares in the IPO, and prior to the consummation of a Business Combination, the Directors shall not issue additional Shares or any other securities that participate in any manner in the Trust Fund or that vote as a class with Shares issued in the IPO on any Business Combination.

48.7
The uninterested independent directors shall approve any transaction or transactions between the Company and any of the following parties:

(a)
any Member owning an interest in the voting power of the Company that gives such Member a significant influence over the Company; and

(b)
any Director or executive officer of the Company and any affiliate or relative of such Director or executive officer.

48.8
Any payment made to members of the Audit Committee (if one exists) shall require the review and approval of the Directors, with any Director interested in such payment abstaining from such review and approval.

48.9
A Director may vote in respect of any Business Combination in which such Director has a conflict of interest with respect to the evaluation of such Business Combination. Such Director must disclose such interest or conflict to the other Directors and abstain from voting in connection with the Business Combination.

48.10
The Directors shall be divided into three classes: Class A, Class B and Class C. The number of Directors in each class shall be as nearly equal as possible. Upon the adoption of these Articles, the existing Directors shall by resolution classify themselves as Class A, Class B or Class C Directors. The Class A Directors shall stand elected for a term expiring at the Company's first annual general meeting, the Class B Directors shall stand elected for a term expiring at the Company's second annual general meeting and the Class C Directors shall stand elected for a term expiring at the Company's third annual general meeting. Commencing at the Company's first annual general meeting, and at each annual general meeting thereafter, Directors elected to succeed those Directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual general meeting after their election. Except as the Statute or other applicable law may otherwise require, in the interim between annual general meetings or extraordinary general meetings called for the election of Directors and/or the removal of one or more Directors and the filling of any vacancy in that connection, additional Directors and any vacancies in the board of Directors, including unfilled vacancies resulting from the removal of Directors for cause, may be filled by the vote of a majority of the remaining Directors then in office, although less than a quorum (as defined in these Articles), or by the sole remaining Director. All Directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. A Director elected to fill a vacancy resulting from the death, resignation or removal of a Director shall serve for the remainder of the full term of the Director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.

48.11
The Audit Committee shall monitor compliance with the terms of the IPO and, if any non-compliance is identified, the Audit Committee shall be charged with the responsibility to take all action necessary to rectify such non-compliance or otherwise cause compliance with the terms of the IPO.

48.12
The Company may enter into a Business Combination with a target business that is affiliated with GPIC, Ltd., the Directors or executive officers of the Company.

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Annex C

FORM OF

CERTIFICATE OF INCORPORATION

OF

WORLD KITCHEN GROUP, INC.

        FIRST:    The name of the Corporation is World Kitchen Group, Inc. (the "Corporation").

        SECOND:    The address of the registered office of the Corporation in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, County of New Castle, 19808. The name of its registered agent at that address is Corporation Service Company.

        THIRD:    The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the DGCL.

        FOURTH:    The total number of shares of stock which the Corporation shall have authority to issue is 620,000,000 shares of which the Corporation shall have the authority to issue 600,000,000 shares of Common Stock, each having a par value of $0.0001 per share and 20,000,000 shares of Preferred Stock, each having a par value of $0.0001 share.

  The Board of Directors is expressly authorized to provide for the issuance of all or any shares of the Preferred Stock in one or more classes or series, and to fix for each such class or series such voting powers, full or limited, or no voting powers, and such distinctive designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such class or series and as may be permitted by the DGCL, including, without limitation, the authority to provide that any such class or series may be (i) subject to redemption at such time or times and at such price or prices; (ii) entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series; (iii) entitled to such rights upon the dissolution of, or upon any distribution of the assets of, the Corporation; or (iv) convertible into, or exchangeable for, shares of any other class or classes of stock, or of any other series of the same or any other class or classes of stock, of the Corporation at such price or prices or at such rates of exchange and with such adjustments; all as may be stated in such resolution or resolutions.

        FIFTH:    The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

  (a)
  The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

  (b)
  No director shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended. If the DGCL is amended hereafter to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Any repeal or modification of this Article FIFTH shall not adversely affect

A.C-1

    any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

  (c)
  In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL, this Certificate of Incorporation, and any By-Laws adopted by the stockholders; provided, however, that no By-Laws hereafter adopted by the stockholders shall invalidate any prior act of the directors which would have been valid if such By-Laws had not been adopted.

        SIXTH:    The Board of Directors shall consist of not less than five nor more than fifteen members, the exact number of which shall initially be fixed at seven and thereafter fixed from time to time by the affirmative vote of a majority of the entire Board of Directors.

  (a)
  The directors shall be divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board. The initial division of the Board of Directors into classes shall be made by the decision of the affirmative vote of a majority of the entire Board. The term of the initial Class I directors shall terminate on the date of the 2017 Annual Meeting; the term of the initial Class II directors shall terminate on the date of the 2018 Annual Meeting; and the term of the initial Class III directors shall terminate on the date of the 2019 Annual Meeting or, in each case, upon such director's earlier death, resignation or removal. At each succeeding Annual Meeting of Stockholders beginning in 2017, successors to the class of directors whose term expires at that Annual Meeting shall be elected for a three-year term and until their successors are duly elected and qualified. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class or from the removal from office, death, disability, resignation or disqualification of a director or other cause shall hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors have the effect of removing or shortening the term of any incumbent director.

  (b)
  Any director or the entire Board of Directors may be removed from office at any time, but only for cause, and only by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of the issued and outstanding capital stock of the Corporation entitled to vote in the election of directors.

  (c)
  A director shall hold office until the Annual Meeting for the year in which his or her term expires and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office. As determined by the Board of Directors, the Annual Meeting should be held each year, to the extent practicable, to ensure that the terms of office of directors shall approximate three (3) complete years in length.

  (d)
  Election of directors need not be by written ballot unless the By-laws so provide.

        SEVENTH:    Meetings of stockholders may be held within or without the State of Delaware, as the By-Laws may provide. The books of the Corporation may be kept (subject to any provision contained in the DGCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-Laws of the Corporation.

        EIGHTH:    Unless otherwise required by law, Special Meetings of Stockholders, for any purpose or purposes, may be called by either (i) the Chairman of the Board of Directors, if there be one,

A.C-2

(ii) the Chief Executive Officer, (iii) the President, (iv) the Board of Directors or (v) the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of the issued and outstanding capital stock of the Corporation entitled to vote in the election of directors. Other than as set forth in clause (v) of the preceding sentence, any power of the stockholders to call a Special Meeting of stockholders is hereby specifically denied.

        NINTH:    Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called Annual or Special Meeting of Stockholders of the Corporation, and the ability of the stockholders to consent in writing to the taking of any action is hereby specifically denied.

        TENTH:    The Corporation shall indemnify its directors and officers to the fullest extent authorized or permitted by applicable law, as now or hereafter in effect, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of his or her heirs, executors and personal and legal representatives; provided, however, that, except for proceedings to enforce rights to indemnification, the Corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors. The right to indemnification conferred by this Article TENTH shall include the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition upon receipt by the Corporation of an undertaking by or on behalf of the director or officer receiving advancement to repay the amount advanced if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation under this Article TENTH.

  (a)
  The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article TENTH to directors and officers of the Corporation.

  (b)
  The rights to indemnification and to the advancement of expenses conferred in this Article TENTH shall not be exclusive of any other right which any person may have or hereafter acquire under this Certificate of Incorporation, the By-Laws of the Corporation, any statute, agreement, vote of stockholders or disinterested directors or otherwise.

  (c)
  Any repeal or modification of this Article TENTH, by the stockholders of the Corporation shall not adversely affect any rights to indemnification and to the advancement of expenses of a director, officer, employee or agent of the Corporation existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

        ELEVENTH:    The Corporation shall not be governed by Section 203 of the DGCL.

  (a)
  Notwithstanding the foregoing, the Corporation shall not engage in any business combination (as defined below), at any point in time at which the Corporation's Common Stock is registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended, with any interested stockholder (as defined below) for a period of three (3) years following the time that such stockholder became an interested stockholder, unless:

  (i)
  prior to such time, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or

  (ii)
  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock

A.C-3

      (as defined below) of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (x) persons who are directors and also officers or (y) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

    (iii)
    at or subsequent to such time, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding voting stock which is not owned by the interested stockholder.

  (b)
  For purposes of this Article ELEVENTH, references to:

  (i)
  "associate," when used to indicate a relationship with any person, means: (x) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock; (y) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (z) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

  (ii)
  "business combination," when used in reference to the Corporation and any interested stockholder of the Corporation, means:

  (A)
  any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation (x) with the interested stockholder, or (y) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation paragraph (a)(ii) of this Article ELEVENTH is not applicable to the surviving entity;

  (B)
  any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation;

  (C)
  any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any stock of the Corporation or of such subsidiary to the interested stockholder, except: (x) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which securities were outstanding prior to the time that the interested stockholder became such; (y) pursuant to a merger under Section 251(g) of the DGCL; (z) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of the Corporation subsequent to the time the interested stockholder became such; (xx) pursuant to an exchange offer by the Corporation to purchase stock made on the same terms to all holders of said stock;

A.C-4

        or (yy) any issuance or transfer of stock by the Corporation; provided, however, that in no case under items (z)-(yy) of this subsection (C) shall there be an increase in the interested stockholder's proportionate share of the stock of any class or series of the Corporation or of the voting stock of the Corporation (except as a result of immaterial changes due to fractional share adjustments);

      (D)
      any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the Corporation or of any such subsidiary which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or

      (E)
      any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of the Corporation), of any loans, advances, guarantees, pledges, or other financial benefits (other than those expressly permitted in subsections (x)-(xx) above) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.

    (iii)
    "control," including the terms "controlling," "controlled by" and "under common control with," means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract, or otherwise. A person who is the owner of 20% or more of the outstanding voting stock of the Corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this Article ELEVENTH, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

    (iv)
    "interested stockholder" means any person (other than the Corporation or any direct or indirect majority-owned subsidiary of the Corporation) that (y) is the owner of 15% or more of the outstanding voting stock of the Corporation or (z) is an affiliate or associate of the Corporation and was the owner of 15% or more of the outstanding voting stock of the Corporation at any time within the three (3) year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and associates of such person; provided, however, that the term "interested stockholder" shall not include (yy) GPIC Ltd., a company organized under the laws of Bermuda and its successors, certain affiliates and each of their respective transferees or (zz) any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of any action taken solely by the Corporation; provided that such person specified in this clause (zz) shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the Corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the voting stock of the Corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of the definition of "owner" below but shall not include any other unissued stock of the Corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

A.C-5

    (v)
    "owner," including the terms "own" and "owned," when used with respect to any stock, means a person that individually or with or through any of its affiliates or associates:

    (A)
    beneficially owns such stock, directly or indirectly; or

    (B)
    has (x) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person's affiliates or associates until such tendered stock is accepted for purchase or exchange or (y) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person's right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to ten (10) or more persons; or

    (C)
    has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (y) of subsection (b) (v) (B) of this Article ELEVENTH), or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock.

    (vi)
    "person" means any individual, corporation, partnership, unincorporated association or other entity.

    (vii)
    "stock" means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

    (viii)
    "voting stock" means stock of any class or series entitled to vote generally in the election of directors.

        TWELFTH:    The following provisions are set forth to define, to the extent permitted by applicable law, the duties of the directors of the Corporation with respect to certain classes or categories of business opportunities:

  (a)
  To the fullest extent permitted by applicable law, the Corporation, on behalf of itself and its subsidiaries, renounces any interest or expectancy of the Corporation and its subsidiaries in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to the directors, even if the opportunity is one that the Corporation or its subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so, and each such director shall have no duty to communicate or offer such business opportunity to the Corporation and, to the fullest extent permitted by applicable law, shall not be liable to the Corporation or any of its subsidiaries for breach of any fiduciary or other duty, as a director, by reason of the fact that such director pursues or acquires such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to the Corporation or its subsidiaries.

  (b)
  The Corporation, on behalf of itself and its subsidiaries, does not renounce any interest or expectancy of the Corporation and its subsidiaries in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to the director in his or her capacity as director.

A.C-6

  (c)
  In addition to and notwithstanding the foregoing provisions, a corporate opportunity shall not be deemed to belong to the Corporation if it is a business opportunity that the Corporation is not financially able or contractually permitted or legally able to undertake, or that is, from its nature, not in the line of the Corporation's business or is of no practical advantage to it or that is one in which the Corporation has no interest or reasonable expectancy.

        THIRTEENTH:    In furtherance and not in limitation of the powers conferred upon it by the laws of the State of Delaware, the Board of Directors shall have the power to adopt, amend, alter or repeal the Corporation's By-laws by the affirmative vote of at least a majority of the entire Board of Directors. The Corporation's By-laws also may be amended, altered or repealed by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of the issued and outstanding capital stock of the Corporation entitled to vote in the election of directors.

        FOURTEENTH:    The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by the laws of the State of Delaware, and all rights conferred upon stockholders herein are granted subject to this reservation; provided, however, that no amendment, alteration, change or repeal may be made to Article FIFTH, Article SIXTH, Article SEVENTH, Article EIGHTH, Article NINTH, Article TENTH, Article ELEVENTH, Article TWELFTH, Article THIRTEENTH or this ARTICLE FOURTEENTH without the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of the issued and outstanding capital stock of the Corporation entitled to vote in the election of directors.

        FIFTEENTH:    The name mailing address of the Sole Incorporator is as follows:

Name	Address
GP Investments Acquisition Corp.	[•]

        IN WITNESS WHEREOF, the Corporation has caused the Certificate of Incorporation to be executed on its behalf this [    •    ] day of [    •    ], 2016.

GP INVESTMENTS ACQUISITION CORP., a Cayman Islands Company
By:

Name: [•] Title: Authorized Signatory

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Annex D

FORM OF

BY-LAWS

OF

WORLD KITCHEN GROUP, INC.

A Delaware Corporation

Effective [    •    ], 2016

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FORM OF

BY-LAWS

OF

WORLD KITCHEN GROUP, INC.

(hereinafter called the "Corporation")

ARTICLE I

OFFICES

        Section 1.1    Registered Office.     The registered office of the Corporation shall be in the City of Wilmington, New Castle County, State of Delaware.

        Section 1.2    Other Offices.     The Corporation may also have offices at such other places, both within and without the State of Delaware, as the Board of Directors may from time to time determine.

ARTICLE II

MEETINGS OF STOCKHOLDERS

        Section 2.1    Place of Meetings.     Meetings of the stockholders for the election of directors or for any other purpose shall be held at such time and place, either within or without the State of Delaware, as shall be designated from time to time by the Board of Directors.

        Section 2.2    Annual Meetings.     The Annual Meeting of Stockholders for the election of directors shall be held on such date and at such time as shall be designated from time to time by the Board of Directors. Any other proper business may be transacted at the Annual Meeting of Stockholders.

        Section 2.3    Special Meetings.     Unless otherwise required by law, Special Meetings of Stockholders, for any purpose or purposes, may be called only as stated in the certificate of incorporation of the Corporation, as amended and restated from time to time (the "Certificate of Incorporation").

        Section 2.4    Nature of Business at Meetings of Stockholders.     Only such business (other than nominations for election to the Board of Directors, which must comply with the provisions of Section 2.5) may be transacted at an Annual Meeting of Stockholders as is either (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors (or any duly authorized committee thereof), (b) otherwise properly brought before the Annual Meeting by or at the direction of the Board of Directors (or any duly authorized committee thereof), or (c) otherwise properly brought before the Annual Meeting by any stockholder of the Corporation (i) who is a stockholder of record on the date of the giving of the notice provided for in this Section 2.4 and on the record date for the determination of stockholders entitled to notice of and to vote at such Annual Meeting and (ii) who complies with the notice procedures set forth in this Section 2.4.

        In addition to any other applicable requirements, for business to be properly brought before an Annual Meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation.

        To be timely, a stockholder's notice to the Secretary must be delivered to or be mailed and received at the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred and twenty (120) days prior to the anniversary date of the immediately preceding

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Annual Meeting of Stockholders; provided, however, that in the event that the Annual Meeting is called for a date that is not within twenty-five (25) days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which such notice of the date of the Annual Meeting was mailed or such public disclosure of the date of the Annual Meeting was made, whichever first occurs. In no event shall the adjournment or postponement of an Annual Meeting, or the public announcement of such an adjournment or postponement, commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above.

        To be in proper written form, a stockholder's notice to the Secretary must set forth the following information: (a) as to each matter such stockholder proposes to bring before the Annual Meeting, a brief description of the business desired to be brought before the Annual Meeting and the proposed text of any proposal regarding such business (including the text of any resolutions proposed for consideration and, if such business includes a proposal to amend these bylaws, the text of the proposed amendment), and the reasons for conducting such business at the Annual Meeting, and (b) as to the stockholder giving notice and the beneficial owner, if any, on whose behalf the proposal is being made, (i) the name and address of such person, (ii) (A) the class or series and number of all shares of stock of the Corporation which are owned beneficially or of record by such person and any affiliates or associates of such person, (B) the name of each nominee holder of shares of all stock of the Corporation owned beneficially but not of record by such person or any affiliates or associates of such person, and the number of such shares of stock of the Corporation held by each such nominee holder, (C) whether and the extent to which any derivative instrument, swap, option, warrant, short interest, hedge or profit interest or other transaction has been entered into by or on behalf of such person, or any affiliates or associates of such person, with respect to stock of the Corporation and (D) whether and the extent to which any other transaction, agreement, arrangement or understanding (including any short position or any borrowing or lending of shares of stock of the Corporation) has been made by or on behalf of such person, or any affiliates or associates of such person, the effect or intent of any of the foregoing being to mitigate loss to, or to manage risk or benefit of stock price changes for, such person, or any affiliates or associates of such person, or to increase or decrease the voting power or pecuniary or economic interest of such person, or any affiliates or associates of such person, with respect to stock of the Corporation; (iii) a description of all agreements, arrangements, or understandings (whether written or oral) between or among such person, or any affiliates or associates of such person, and any other person or persons (including their names) in connection with or relating to (A) the Corporation or (B) the proposal, including any material interest in, or anticipated benefit from the proposal to such person, or any affiliates or associates of such person, (iv) a representation that the stockholder giving notice intends to appear in person or by proxy at the Annual Meeting to bring such business before the meeting; and (v) any other information relating to such person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies by such person with respect to the proposed business to be brought by such person before the Annual Meeting pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder.

        A stockholder providing notice of business proposed to be brought before an Annual Meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.4 shall be true and correct as of the record date for determining the stockholders entitled to receive notice of the Annual Meeting and such update and supplement shall be delivered to or be mailed and received by the Secretary at the principal executive offices of the Corporation not later than five (5) business days after the record date for determining the stockholders entitled to receive notice of the Annual Meeting.

        No business shall be conducted at the Annual Meeting of Stockholders except business brought before the Annual Meeting in accordance with the procedures set forth in this Section 2.4; provided,

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however, that, once business has been properly brought before the Annual Meeting in accordance with such procedures, nothing in this Section 2.4 shall be deemed to preclude discussion by any stockholder of any such business. If the chairman of an Annual Meeting determines that business was not properly brought before the Annual Meeting in accordance with the foregoing procedures, the chairman shall declare to the meeting that the business was not properly brought before the meeting and such business shall not be transacted.

        Nothing contained in this Section 2.4 shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act (or any successor provision of law).

        Section 2.5    Nomination of Directors.     Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation, except as may be otherwise provided by the terms of one or more series of Preferred Stock with respect to the rights of holders of one or more series of Preferred Stock to elect directors. Nominations of persons for election to the Board of Directors at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors as set forth in the Corporation's notice of such special meeting, may be made (i) by or at the direction of the Board of Directors or (ii) by any stockholder of the Corporation (x) who is a stockholder of record on the date of the giving of the notice provided for in this Section 2.5 and on the record date for the determination of stockholders entitled to vote at such meeting and (y) who complies with the notice procedures set forth in this Section 2.5.

        In addition to any other applicable requirements, for a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation. To be timely, a stockholder's notice to the Secretary must be received by the Secretary at the principal executive offices of the Corporation (i) in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 45 days before or after such anniversary date, notice by the stockholder to be timely must be so received not earlier than the opening of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting was first made by the Corporation; and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made by the Corporation. In no event shall the public announcement of an adjournment of an annual meeting or special meeting commence a new time period for the giving of a stockholder's notice as described in this Section 2.5.

        Notwithstanding anything in paragraph (b) to the contrary, in the event that the number of directors to be elected to the Board of Directors at an annual meeting is greater than the number of directors whose terms expire on the date of the annual meeting and there is no public announcement by the Corporation naming all of the nominees for the additional directors to be elected or specifying the size of the increased Board of Directors before the close of business on the 90th day prior to the anniversary date of the immediately preceding annual meeting of stockholders, a stockholder's notice required by this Section 2.5 shall also be considered timely, but only with respect to nominees for the additional directorships created by such increase that are to be filled by election at such annual meeting, if it shall be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the date on which such public announcement was first made by the Corporation.

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        To be in proper written form, a stockholder's notice to the Secretary must set forth (i) as to each person whom the stockholder proposes to nominate for election as a director (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares of capital stock of the Corporation that are owned beneficially or of record by the person and (D) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder; and (ii) as to the stockholder giving the notice (A) the name and record address of such stockholder and the name and address of the beneficial owner, if any, on whose behalf the nomination is made, (B) the class or series and number of shares of capital stock of the Corporation that are owned beneficially and of record by such stockholder and the beneficial owner, if any, on whose behalf the nomination is made, (C) a description of all arrangements or understandings relating to the nomination to be made by such stockholder among such stockholder, the beneficial owner, if any, on whose behalf the nomination is made, each proposed nominee and any other person or persons (including their names), (D) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice and (E) any other information relating to such stockholder and the beneficial owner, if any, on whose behalf the nomination is made that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

        If the Board of Directors or the chairman of the meeting of stockholders determines that any nomination was not made in accordance with the provisions of this Section 2.5, then such nomination shall not be considered at the meeting in question. Notwithstanding the foregoing provisions of this Section 2.5, if the stockholder (or a qualified representative of the stockholder) does not appear at the meeting of stockholders of the Corporation to present the nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such nomination may have been received by the Corporation.

        In addition to the provisions of this Section 2.5, a stockholder shall also comply with all of the applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Nothing in this Section 2.5 shall be deemed to affect any rights of the holders of Preferred Stock to elect directors pursuant to the Certificate of Incorporation.

        Section 2.6    Notice.     Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a Special Meeting, the purpose or purposes for which the meeting is called. Unless otherwise required by law, written notice of any meeting shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to notice of and to vote at such meeting.

        Section 2.7    Adjournments.     Any meeting of the stockholders may be adjourned from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting in accordance with the requirements of Section 2.6 shall be given to each stockholder of record entitled to notice of and to vote at the meeting.

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        Section 2.8    Quorum.     Unless otherwise required by applicable law or the Certificate of Incorporation, the holders of a majority of the Corporation's capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. A quorum, once established, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, in the manner provided in Section 2.7 hereof, until a quorum shall be present or represented.

        Section 2.9    Voting.     Unless otherwise required by law, the Certificate of Incorporation or these By-Laws or permitted by the rules of any stock exchange on which the Corporation's shares are listed and traded, any question brought before any meeting of the stockholders shall be decided by the vote of the holders of a majority of the total number of votes of the Corporation's capital stock represented at the meeting and entitled to vote on such question, voting as a single class. Unless otherwise provided in the Certificate of Incorporation, and subject to Section 2.12, each stockholder represented at a meeting of the stockholders shall be entitled to cast one (1) vote for each share of the capital stock entitled to vote thereat held by such stockholder. Such votes may be cast in person or by proxy as provided in Section 2.10. The Board of Directors, in its discretion, or the officer of the Corporation presiding at a meeting of the stockholders, in such officer's discretion, may require that any votes cast at such meeting shall be cast by written ballot.

        Section 2.10    Proxies.     Each stockholder entitled to vote at a meeting of the stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder as proxy, but no such proxy shall be voted upon after three years from its date, unless such proxy provides for a longer period. Without limiting the manner in which a stockholder may authorize another person or persons to act for such stockholder as proxy, the following shall constitute a valid means by which a stockholder may grant such authority:

          (a)   A stockholder may execute a writing authorizing another person or persons to act for such stockholder as proxy. Execution may be accomplished by the stockholder or such stockholder's authorized officer, director, employee or agent signing such writing or causing such person's signature to be affixed to such writing by any reasonable means, including, but not limited to, by facsimile signature.

          (b)   A stockholder may authorize another person or persons to act for such stockholder as proxy by transmitting or authorizing the transmission of a telegram or cablegram to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such telegram or cablegram, provided that any such telegram or cablegram must either set forth or be submitted with information from which it can be determined that the telegram or cablegram was authorized by the stockholder. If it is determined that such telegrams or cablegrams are valid, the inspectors or, if there are no inspectors, such other persons making that determination shall specify the information on which they relied.

          (c)   Any copy, facsimile telecommunication or other reliable reproduction of the writing, telegram or cablegram authorizing another person or persons to act as proxy for a stockholder may be substituted or used in lieu of the original writing, telegram or cablegram for any and all purposes for which the original writing, telegram or cablegram could be used; provided, however, that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing, telegram or cablegram.

        Section 2.11    List of Stockholders Entitled to Vote.     The officer of the Corporation who has charge of the stock ledger of the Corporation shall prepare and make, at least ten (10) days before every meeting of the stockholders, a complete list of the stockholders entitled to vote at the meeting,

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arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting (i) either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held or (ii) during ordinary business hours, at the principal place of business of the Corporation. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

        Section 2.12    Record Date.     In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of the stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of the stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of the stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

        Section 2.13    Stock Ledger.     The stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by Section 2.11 or the books of the Corporation, or to vote in person or by proxy at any meeting of the stockholders.

        Section 2.14    Conduct of Meetings.     The Board of Directors of the Corporation may adopt by resolution such rules and regulations for the conduct of any meeting of the stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairman of any meeting of the stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) the determination of when the polls shall open and close for any given matter to be voted on at the meeting; (iii) rules and procedures for maintaining order at the meeting and the safety of those present; (iv) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (v) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (vi) limitations on the time allotted to questions or comments by participants.

        Section 2.15    Inspectors of Election.     In advance of any meeting of the stockholders, the Board of Directors, by resolution, the Chairman or the President shall appoint one or more inspectors to act at the meeting and make a written report thereof. One or more other persons may be designated as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of the stockholders, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Unless otherwise required by applicable law, inspectors may be officers, employees or agents of the Corporation. Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of such inspector's ability. The inspector shall have the duties prescribed by law and shall take charge of the polls and, when the vote is completed, shall make a certificate of the result of the vote taken and of such other facts as may be required by applicable law.

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 ARTICLE III

DIRECTORS

        Section 3.1    Number and Election of Directors.     The directors shall be divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors. The initial division of the Board of Directors into classes shall be made by the decision of the affirmative vote of a majority of the entire Board of Directors. The term of the initial Class I directors shall terminate on the date of the 2017 Annual Meeting; the term of the initial Class II directors shall terminate on the date of the 2018 Annual Meeting; and the term of the initial Class III directors shall terminate on the date of the 2019 Annual Meeting or, in each case, upon such director's earlier death, resignation or removal. At each succeeding Annual Meeting of Stockholders beginning in 2017, successors to the class of directors whose term expires at that Annual Meeting shall be elected for a three-year term and until their successors are duly elected and qualified. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class or from the removal from office, death, disability, resignation or disqualification of a director or other cause shall hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors have the effect of removing or shortening the term of any incumbent director.

          (a)   A nominee for director election shall be elected by the affirmative vote of a majority of the votes cast with respect to such nominee at any meeting for the election of directors at which a quorum is present, provided that if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by a plurality of the votes of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. In an election of directors, a majority of the votes cast means the number of votes cast "for" a nominee must exceed 50% of the votes cast with respect to such nominee (excluding abstentions). If a director is not elected, the director shall promptly tender his or her resignation to the Board of directors. The Nomination and Corporate Governance Committee will make a recommendation to the Board of Directors on whether to accept or reject the resignation, or whether other action should be taken. The Board of Directors will act on the resignation taking into account the recommendation of the Nomination and Corporate Committee and publicly disclose its decision and the rationale behind it within 100 days from the date of the certification of the election results. The director who tenders his or her resignation will not participate in the decisions of the Nomination and Corporate Governance Committee or the Board of Directors that concern such resignation. If a director's resignation is accepted by the Board of Directors pursuant to this By-Law, or if a nominee for director is not elected and the nominee is not an incumbent director, then the Board of Directors in its sole discretion, may fill any resulting vacancy pursuant to the provisions of Section 3.2, or may decrease the size of the Board of Directors pursuant to the Certificate of Incorporation.

        Section 3.2    Vacancies.     Any vacancy on the Board of Directors that results from an increase in the number of directors may be filled by a majority of the Board of Directors then in office, provided that a quorum is present, and any other vacancy occurring on the Board of Directors may be filled by a majority of the Board of Directors then in office, even if less than a quorum, or by a sole remaining director. Any director of any class elected to fill a vacancy resulting from an increase in the number of directors of such class shall hold office for a term that shall coincide with the remaining term of that class. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his or her predecessor.

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        Section 3.3    Duties and Powers.     The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-Laws required to be exercised or done by the stockholders.

        Section 3.4    Meetings.     The Board of Directors and any committee thereof may hold meetings, both regular and special, either within or without the State of Delaware. Regular meetings of the Board of Directors or any committee thereof may be held without notice at such time and at such place as may from time to time be determined by the Board of Directors or such committee, respectively. Special meetings of the Board of Directors may be called by the Chairman, if there be one, the Chief Executive Officer or the President. Special meetings of any committee of the Board of Directors may be called by the chairman of such committee, if there be one, the Chief Executive Officer, the President, or any director serving on such committee. Notice thereof stating the place, date and hour of the meeting shall be given to each director (or, in the case of a committee, to each member of such committee) either by mail not less than forty-eight (48) hours before the date of the meeting, by telephone or telegram on twenty-four (24) hours' notice, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances.

        Section 3.5    Organization.     At each meeting of the Board of Directors or any committee thereof, the Chairman of the Board of Directors or the chairman of such committee, as the case may be, or, in his or her absence or if there be none, a director chosen by a majority of the directors present, shall act as chairman. Except as provided below, the Secretary of the Corporation shall act as secretary at each meeting of the Board of Directors and of each committee thereof. In case the Secretary shall be absent from any meeting of the Board of Directors or of any committee thereof, an Assistant Secretary shall perform the duties of secretary at such meeting; and in the absence from any such meeting of the Secretary and all the Assistant Secretaries, the chairman of the meeting may appoint any person to act as secretary of the meeting. Notwithstanding the foregoing, the members of each committee of the Board of Directors may appoint any person to act as secretary of any meeting of such committee and the Secretary or any Assistant Secretary of the Corporation may, but need not if such committee so elects, serve in such capacity.

        Section 3.6    Resignations and Removals of Directors.     Any director of the Corporation may resign from the Board of Directors or any committee thereof at any time, by giving notice in writing to the Chairman of the Board of Directors, if there be one, the President or the Secretary of the Corporation and, in the case of a committee, to the chairman of such committee, if there be one. Such resignation shall take effect at the time therein specified or, if no time is specified, immediately; and, unless otherwise specified in such notice, the acceptance of such resignation shall not be necessary to make it effective. Except as otherwise required by applicable law and subject to the rights, if any, of the holders of shares of preferred stock then outstanding, any director or the entire Board of Directors may be removed from office at any time, but only for cause, and only by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of the issued and outstanding capital stock of the Corporation entitled to vote in the election of directors. Any director serving on a committee of the Board of Directors may be removed from such committee at any time by the Board of Directors.

        Section 3.7    Quorum.     Except as otherwise required by law, the Certificate of Incorporation or the rules and regulations of any securities exchange or quotation system on which the Corporation's securities are listed or quoted for trading, at all meetings of the Board of Directors or any committee thereof, a majority of the entire Board of Directors or a majority of the directors constituting such committee, as the case may be, shall constitute a quorum for the transaction of business and the act of a majority of the directors or committee members present at any meeting at which there is a quorum shall be the act of the Board of Directors or such committee, as applicable. If a quorum shall not be present at any meeting of the Board of Directors or any committee thereof, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting of the time and place of the adjourned meeting, until a quorum shall be present.

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        Section 3.8    Actions of the Board by Written Consent.     Unless otherwise provided in the Certificate of Incorporation or these By-Laws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all the members of the Board of Directors or such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or such committee.

        Section 3.9    Meetings by Means of Conference Telephone.     Unless otherwise provided in the Certificate of Incorporation or these By-Laws, members of the Board of Directors of the Corporation, or any committee thereof, may participate in a meeting of the Board of Directors or such committee by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 3.9 shall constitute presence in person at such meeting.

        Section 3.10    Committees.     The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. Each member of a committee must meet the requirements for membership, if any, imposed by applicable law and the rules and regulations of any securities exchange or quotation system on which the securities of the Corporation are listed or quoted for trading. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of any such committee. Subject to the rules and regulations of any securities exchange or quotation system on which the securities of the Corporation are listed or quoted for trading, in the absence or disqualification of a member of a committee, and in the absence of a designation by the Board of Directors of an alternate member to replace the absent or disqualified member, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another qualified member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. Any committee, to the extent permitted by law and provided in the resolution establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it. Each committee shall keep regular minutes and report to the Board of Directors when required. Notwithstanding anything to the contrary contained in this Article III, the resolution of the Board of Directors establishing any committee of the Board of Directors and/or the charter of any such committee may establish requirements or procedures relating to the governance and/or operation of such committee that are different from, or in addition to, those set forth in these By-Laws and, to the extent that there is any inconsistency between these By-Laws and any such resolution or charter, the terms of such resolution or charter shall be controlling.

        Section 3.11    Compensation.     The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary for service as director, payable in cash or securities. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for service as committee members.

        Section 3.12    Interested Directors.     No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one or more of its directors or officers are directors or officers or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because any such director's or officer's vote is counted for such purpose if: (i) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the Board of

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Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board of Directors, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

ARTICLE IV

OFFICERS

        Section 4.1    General.     The officers of the Corporation shall be chosen by the Board of Directors and shall be a Chief Executive Officer, President, a Secretary, and a Treasurer. The Board of Directors, in its discretion, also may choose a Chairman of the Board of Directors (who must be a director) and one or more Vice Presidents, Assistant Secretaries, Assistant Treasurers and other officers. Any number of offices may be held by the same person, unless otherwise prohibited by law, the Certificate of Incorporation or these By-Laws. The officers of the Corporation need not be stockholders of the Corporation nor, except in the case of the Chairman of the Board of Directors, need such officers be directors of the Corporation.

        Section 4.2    Election.     The Board of Directors, at its first meeting held after each Annual Meeting of Stockholders, shall elect the officers of the Corporation who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors; and each officer of the Corporation shall hold office until such officer's successor is elected and qualified, or until such officer's earlier death, resignation or removal. Any officer elected by the Board of Directors may be removed at any time by the Board of Directors. Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors. The salaries of all officers of the Corporation shall be fixed by the Board of Directors.

        Section 4.3    Voting Securities Owned by the Corporation.     Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the Chief Executive Officer, President or any Vice President or any other officer authorized to do so by the Board of Directors and any such officer may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities and at any such meeting shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present. The Board of Directors may, by resolution, from time to time confer like powers upon any other person or persons.

        Section 4.4    Chairman of the Board of Directors.     The Chairman of the Board of Directors, if there be one, shall preside at all meetings of the stockholders and of the Board of Directors. The Chairman of the Board of Directors shall not be the Chief Executive Officer of the Corporation. Except where by law the signature of the President is required, the Chairman of the Board of Directors shall possess the same power as the President to sign all contracts, certificates and other instruments of the Corporation which may be authorized by the Board of Directors. During the absence or disability of the President, the Chairman of the Board of Directors shall exercise all the powers and discharge all the duties of the President. The Chairman of the Board of Directors shall also perform such other

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duties and may exercise such other powers as may from time to time be assigned by these By-Laws or by the Board of Directors.

        Section 4.5    Chief Executive Officer.     The Chief Executive Officer shall be the chief executive of the Corporation, shall have general and active management of the business and affairs of the Corporation subject to the directions of the Board of Directors.

        Section 4.6    President.    The President shall, subject to the control of the Board of Directors and, if there be one, the Chairman of the Board of Directors or the Chief Executive Officer, have general supervision of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. The President shall execute all bonds, mortgages, contracts and other instruments of the Corporation requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except that the other officers of the Corporation may sign and execute documents when so authorized by these By-Laws, the Board of Directors or the President. In the absence or disability of the Chairman of the Board of Directors, or if there be none, the President shall preside at all meetings of the stockholders and, provided the President is also a director, the Board of Directors. If there be no Chairman of the Board of Directors, or if the Board of Directors shall otherwise designate, the President shall be the Chief Executive Officer of the Corporation. The President shall also perform such other duties and may exercise such other powers as may from time to time be assigned to such officer by these By-Laws or by the Board of Directors.

        Section 4.7    Vice Presidents.    At the request of the President or in the President's absence or in the event of the President's inability or refusal to act (and if there be no Chairman of the Board of Directors), the Vice President, or the Vice Presidents if there are more than one (in the order designated by the Board of Directors), shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Each Vice President shall perform such other duties and have such other powers as the Board of Directors from time to time may prescribe. If there be no Chairman of the Board of Directors and no Vice President, the Board of Directors shall designate the officer of the Corporation who, in the absence of the President or in the event of the inability or refusal of the President to act, shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President.

        Section 4.8    Secretary.    The Secretary shall attend all meetings of the Board of Directors and all meetings of the stockholders and record all the proceedings thereat in a book or books to be kept for that purpose; the Secretary shall also perform like duties for committees of the Board of Directors when required. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors, the Chairman of the Board of Directors, the Chief Executive Officer or the President, under whose supervision the Secretary shall be. If the Secretary shall be unable or shall refuse to cause to be given notice of all meetings of the stockholders and special meetings of the Board of Directors, and if there be no Assistant Secretary, then either the Board of Directors, the Chief Executive Officer or the President may choose another officer to cause such notice to be given. The Secretary shall have custody of the seal of the Corporation and the Secretary or any Assistant Secretary, if there be one, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the signature of the Secretary or by the signature of any such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest to the affixing by such officer's signature. The Secretary shall see that all books, reports, statements, certificates and other documents and records required by law to be kept or filed are properly kept or filed, as the case may be.

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        Section 4.9    Treasurer.    The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all transactions as Treasurer and of the financial condition of the Corporation. If required by the Board of Directors, the Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of the office of the Treasurer and for the restoration to the Corporation, in case of the Treasurer's death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in the Treasurer's possession or under the Treasurer's control belonging to the Corporation.

        Section 4.10    Assistant Secretaries.    Assistant Secretaries, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the Chief Executive Officer, the President, any Vice President, if there be one, or the Secretary, and in the absence of the Secretary or in the event of the Secretary's inability or refusal to act, shall perform the duties of the Secretary, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Secretary.

        Section 4.11    Assistant Treasurers.    Assistant Treasurers, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the Chief Executive Officer, the President, any Vice President, if there be one, or the Treasurer, and in the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, shall perform the duties of the Treasurer, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Treasurer. If required by the Board of Directors, an Assistant Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of the office of Assistant Treasurer and for the restoration to the Corporation, in case of the Assistant Treasurer's death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in the Assistant Treasurer's possession or under the Assistant Treasurer's control belonging to the Corporation.

        Section 4.12    Other Officers.    Such other officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors. The Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.

ARTICLE V

STOCK

        Section 5.1    Shares of Stock.     The shares of capital stock of the Corporation shall be represented by a certificate, unless and until the Board of Directors of the Corporation adopts a resolution permitting shares to be uncertificated. Notwithstanding the adoption of any such resolution providing for uncertificated shares, every holder of capital stock of the Corporation theretofore represented by certificates and, upon request, every holder of uncertificated shares, shall be entitled to have a certificate for shares of capital stock of the Corporation signed by, or in the name of the Corporation by, (a) the Chairman of the Board, the Vice Chairman of the Board, the Chief Executive Officer, the President or any Executive Vice President, and (b) the Chief Financial Officer, the Secretary or an Assistant Secretary, certifying the number of shares owned by such stockholder in the Corporation

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        Section 5.2    Signatures.     Any or all of the signatures on a certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

        Section 5.3    Lost Certificates.     The Board of Directors may direct a new certificate or uncertificated shares be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issuance of a new certificate or uncertificated shares, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or such owner's legal representative, to advertise the same in such manner as the Board of Directors shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate or the issuance of such new certificate or uncertificated shares.

        Section 5.4    Transfers.     Stock of the Corporation shall be transferable in the manner prescribed by applicable law and in these By-Laws. Transfers of stock shall be made on the books of the Corporation, and in the case of certificated shares of stock, only by the person named in the certificate or by such person's attorney lawfully constituted in writing and upon the surrender of the certificate therefor, properly endorsed for transfer and payment of all necessary transfer taxes; or, in the case of uncertificated shares of stock, upon receipt of proper transfer instructions from the registered holder of the shares or by such person's attorney lawfully constituted in writing, and upon payment of all necessary transfer taxes and compliance with appropriate procedures for transferring shares in uncertificated form; provided, however, that such surrender and endorsement, compliance or payment of taxes shall not be required in any case in which the officers of the Corporation shall determine to waive such requirement. With respect to certificated shares of stock, every certificate exchanged, returned or surrendered to the Corporation shall be marked "Cancelled," with the date of cancellation, by the Secretary or Assistant Secretary of the Corporation or the transfer agent thereof. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred.

        Section 5.5    Dividend Record Date.     In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

        Section 5.6    Record Owners.     The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise required by law.

        Section 5.7    Transfer and Registry Agents.     The Corporation may from time to time maintain one or more transfer offices or agencies and registry offices or agencies at such place or places as may be determined from time to time by the Board of Directors.

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 ARTICLE VI

NOTICES

        Section 6.1    Notices.     Whenever written notice is required by law, the Certificate of Incorporation or these By-Laws, to be given to any director, member of a committee or stockholder, such notice may be given by mail, addressed to such director, member of a committee or stockholder, at such person's address as it appears on the records of the Corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Written notice may also be given personally or by telegram, telex or cable.

        Section 6.2    Waivers of Notice.     Whenever any notice is required by applicable law, the Certificate of Incorporation or these By-Laws, to be given to any director, member of a committee or stockholder, a waiver thereof in writing, signed by the person or persons entitled to notice, whether before or after the time stated therein, shall be deemed equivalent thereto. Attendance of a person at a meeting, present in person or represented by proxy, shall constitute a waiver of notice of such meeting, except where the person attends the meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any Annual or Special Meeting of Stockholders or any regular or special meeting of the directors or members of a committee of directors need be specified in any written waiver of notice unless so required by law, the Certificate of Incorporation or these By-Laws.

ARTICLE VII

GENERAL PROVISIONS

        Section 7.1    Dividends.     Dividends upon the capital stock of the Corporation, subject to the requirements of the General Corporation Law of the State of Delaware (the "DGCL") and the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting of the Board of Directors (or any action by written consent in lieu thereof in accordance with Section 3.8), and may be paid in cash, in property, or in shares of the Corporation's capital stock. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for purchasing any of the shares of capital stock, warrants, rights, options, bonds, debentures, notes, scrip or other securities or evidences of indebtedness of the Corporation, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board of Directors may modify or abolish any such reserve.

        Section 7.2    Disbursements.     All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

        Section 7.3    Fiscal Year.     The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

        Section 7.4    Corporate Seal.     The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

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 ARTICLE VIII

INDEMNIFICATION

        Section 8.1    Power to Indemnify in Actions, Suits or Proceedings other than Those by or in the Right of the Corporation.     Subject to Section 8.3, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that such person is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.

        Section 8.2    Power to Indemnify in Actions, Suits or Proceedings by or in the Right of the Corporation.     Subject to Section 8.3, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

        Section 8.3    Authorization of Indemnification.     Any indemnification under this Article VIII (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the present or former director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 8.1 or Section 8.2, as the case may be. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (iv) by the stockholders. Such determination shall be made, with respect to former directors and officers, by any person or persons having the authority to act on the matter on behalf of the Corporation. To the extent, however, that a present or former director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described

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above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.

        Section 8.4    Good Faith Defined.     For purposes of any determination under Section 8.3, a person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe such person's conduct was unlawful, if such person's action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to such person by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The provisions of this Section 8.4 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Section 8.1 or Section 8.2, as the case may be.

        Section 8.5    Indemnification by a Court.     Notwithstanding any contrary determination in the specific case under Section 8.3, and notwithstanding the absence of any determination thereunder, any director or officer may apply to the Court of Chancery of the State of Delaware or any other court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under Section 8.1 or Section 8.2. The basis of such indemnification by a court shall be a determination by such court that indemnification of the director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 8.1 or Section 8.2, as the case may be. Neither a contrary determination in the specific case under Section 8.3 nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the director or officer seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this Section 8.5 shall be given to the Corporation promptly upon the filing of such application. If successful, in whole or in part, the director or officer seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

        Section 8.6    Expenses Payable in Advance.     Expenses (including attorneys' fees) incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Article VIII. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the Corporation deems appropriate.

        Section 8.7    Nonexclusivity of Indemnification and Advancement of Expenses.     The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VIII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Certificate of Incorporation, these By-Laws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in Section 8.1 and Section 8.2 shall be made to the fullest extent permitted by law. The provisions of this Article VIII shall not be deemed to preclude the indemnification of any person who is not specified in Section 8.1 or Section 8.2 but whom the Corporation has the power or obligation to indemnify under the provisions of the DGCL, or otherwise.

        Section 8.8    Insurance.     The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was a director or officer of the

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Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have the power or the obligation to indemnify such person against such liability under the provisions of this Article VIII.

        Section 8.9    Certain Definitions.     For purposes of this Article VIII, references to "the Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors or officers, so that any person who is or was a director or officer of such constituent corporation, or is or was a director or officer of such constituent corporation serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. The term "another enterprise" as used in this Article VIII shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. For purposes of this Article VIII, references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Article VIII.

        Section 8.10    Survival of Indemnification and Advancement of Expenses.     The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VIII shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

        Section 8.11    Limitation on Indemnification.     Notwithstanding anything contained in this Article VIII to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by Section 8.5), the Corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) or advance expenses in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors of the Corporation.

        Section 8.12    Indemnification of Employees and Agents.     The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article VIII to directors and officers of the Corporation.

ARTICLE IX

FORUM FOR ADJUDICATION OF CERTAIN DISPUTES

        Section 9.1    Forum for Adjudication of Certain Disputes.     Unless the Corporation consents in writing to the selection of an alternative forum (an "Alternative Forum Consent"), the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, stockholder, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the

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Corporation or any director, officer, stockholder, employee or agent of the Corporation arising out of or relating to any provision of the General Corporation Law of Delaware or the Corporation's Certificate of Incorporation or Bylaws, or (iv) any action asserting a claim against the Corporation or any director, officer, stockholder, employee or agent of the Corporation governed by the internal affairs doctrine of the State of Delaware; provided, however, that, in the event that the Court of Chancery of the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware, in each such case, unless the Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) has dismissed a prior action by the same plaintiff asserting the same claims because such court lacked personal jurisdiction over an indispensable party named as a defendant therein. Failure to enforce the foregoing provisions would cause the Corporation irreparable harm and the Corporation shall be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 9.1. The existence of any prior Alternative Forum Consent shall not act as a waiver of the Corporation's ongoing consent right as set forth above in this Section 9.1 with respect to any current or future actions or claims.

ARTICLE X

AMENDMENTS

        Section 10.1    Amendments.     These By-Laws may be altered, amended or repealed, in whole or in part, or new By-Laws may be adopted by the stockholders or by the Board of Directors; provided, however, that notice of such alteration, amendment, repeal or adoption of new By-Laws be contained in the notice of such meeting of the stockholders or Board of Directors, as the case may be. All such amendments must be approved by either the holders of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding capital stock of the Corporation entitled to vote thereon or by a majority of the entire Board of Directors then in office.

        Section 10.2    Entire Board of Directors.     As used in this Article X and in these By-Laws generally, the term "entire Board of Directors" means the total number of directors which the Corporation would have if there were no vacancies.

* * *

Adopted as of: [    •    ], 2016

A.D-18

Annex E

FORM OF
CERTIFICATE OF DOMESTICATION
OF
GP INVESTMENTS ACQUISITION CORP.

Pursuant to Section 388 of the General
Corporation Law of the State of Delaware

        GP Investments Acquisition Corp., a Cayman Islands exempted company limited by its shares, which intends to domesticate as a Delaware corporation pursuant to this Certificate of Domestication (upon such domestication to be renamed "World Kitchen Group, Inc." and referred to herein after such time as the "Corporation"), does hereby certify to the following facts relating to the domestication of the Corporation in the State of Delaware:

        1.     The Corporation was originally incorporated on the 28th day of January, 2015 under the laws of the Cayman Islands.

        2.     The name of the Corporation immediately prior to the filing of this Certificate of Domestication is GP Investments Acquisition Corp.

        3.     The name of the Corporation as set forth in the Certificate of Incorporation is World Kitchen Group, Inc.

        4.     The jurisdiction that constituted the seat, siege social or principal place of business or central administration of the Corporation immediately prior to the filing of this Certificate of Domestication is the Cayman Islands.

        5.     The domestication has been approved in the manner provided for by the document, instrument, agreement or other writing, as the case may be, governing the internal affairs of GP Investments Acquisition Corp. and the conduct of its business or by applicable non-Delaware law, as appropriate.

[SIGNATURE PAGE FOLLOWS]

A.E-1

        IN WITNESS WHEREOF, the Corporation has caused this Certificate of Domestication to be executed in its name this [    •    ] day of [    •    ], 2016.

GP INVESTMENTS ACQUISITION CORP., a Cayman Islands company
By:
Name:
Title:

A.E-2

Annex F

GP INVESTMENTS ACQUISITION CORP.
2016 OMNIBUS INCENTIVE PLAN

Section 1.    Purpose of Plan.

        The name of the Plan is the GP Investments Acquisition Corp. 2016 Omnibus Incentive Plan (the "Plan"). The purposes of the Plan are to provide an additional incentive to selected officers, employees, non-employee directors, independent contractors and consultants of GP Investments Acquisition Corp. (the "Company"); strengthen the commitment of such persons to the Company; motivate such persons to faithfully and diligently perform their responsibilities; and attract and retain competent and dedicated persons for long-term growth and profitability. To accomplish such purposes, the Plan provides that the Company may grant Options, Share Appreciation Rights, Restricted Shares, Restricted Share Units, Share Bonuses, Other Share-Based Awards, Cash Awards or any combination of the foregoing.

Section 2.    Definitions.

        For purposes of the Plan, the following terms shall be defined as set forth below:

        "Administrator" means the Board, or, if and to the extent the Board does not administer the Plan, the Committee in accordance with Section 3 hereof.

        "Affiliate" means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified.

        "Award" means any Option, Share Appreciation Right, Restricted Shares, Restricted Share Unit, Share Bonus, Other Share-Based Award or Cash Award granted under the Plan.

        "Award Agreement" means any written agreement, contract or other instrument or document evidencing an Award.

        "Base Price" has the meaning set forth in Section 8(b) hereof.

        "Beneficial Owner" (or any variant thereof) has the meaning defined in Rule 13d-3 under the Exchange Act.

        "Board" means the Board of Directors of the Company.

        "Cash Award" means an Award granted pursuant to Section 12 hereof.

        "Change in Capitalization" means any (1) merger, amalgamation, consolidation, reclassification, recapitalization, spin-off, spin-out, repurchase or other reorganization or corporate transaction or event, (2) special or extraordinary dividend or other extraordinary distribution (whether in the form of cash, Common Shares, or other property), share split, reverse share split, subdivision or consolidation, (3) combination or exchange of shares, or (4) other change in corporate structure, which, in any such case, the Committee determines, in its sole discretion, affects the Common Shares such that an adjustment pursuant to Section 5 hereof is appropriate.

        "Change in Control" means the first to occur of one of the following events:

          (1)   any Person (other than the Company or its respective Affiliates) is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person or any securities acquired directly from the Company or any Affiliate thereof) representing 50% or more of the combined voting power of the Company's then outstanding securities, excluding any Person who becomes such a Beneficial Owner in connection with a transaction described in clause (I) of paragraph (3) below; or

          (2)   the following individuals cease for any reason to constitute a majority of the number of directors then serving on the Board: individuals who, on the date hereof, constitute the Board and any new director whose appointment or election by the Board or nomination for election by the

  Company's shareholders was approved or recommended by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors on the date hereof or whose appointment, election or nomination for election was previously so approved or recommended ("Incumbent Directors"); or

          (3)   there is consummated a merger or amalgamation or consolidation of the Company or any direct or indirect Subsidiary with any other corporation or other entity, other than (I) a merger or amalgamation or consolidation which results in (A) the voting securities of the Company outstanding immediately prior to such merger or amalgamation or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary, 50% or more of the combined voting power of the securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or amalgamation or consolidation and (B) the Incumbent Directors continuing immediately thereafter to represent at least a majority of the board of directors of the Company, the entity surviving such merger or amalgamation or consolidation or, if the Company or the entity surviving such merger or amalgamation or consolidation is then a Subsidiary, the ultimate parent thereof, or (II) a merger or amalgamation or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities Beneficially Owned by such Person any securities acquired directly from the Company or its Affiliates) representing 50% or more of the combined voting power of the Company's then outstanding securities; or

          (4)   the shareholders of the Company approve a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets, other than (A) a sale or disposition by the Company of all or substantially all of the Company's assets to an entity, at least 50% of the combined voting power of the voting securities of which are owned by shareholders of the Company following the completion of such transaction in substantially the same proportions as their ownership of the Company immediately prior to such sale or (B) a sale or disposition of all or substantially all of the Company's assets immediately following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the board of directors of the entity to which such assets are sold or disposed or, if such entity is a subsidiary, the ultimate parent thereof.

        Notwithstanding the foregoing, (i) a Change in Control shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the holders of Common Shares immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of the Company immediately following such transaction or series of transactions and (ii) for each Award that constitutes deferred compensation under Section 409A of the Code, and to the extent required to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, a Change in Control shall be deemed to have occurred under the Plan with respect to such Award only if a change in the ownership or effective control of the Company or a change in ownership of a substantial portion of the assets of the Company shall also be deemed to have occurred under Section 409A of the Code.

        "Code" means the Internal Revenue Code of 1986, as amended from time to time, or any successor thereto.

        "Committee" means any committee or subcommittee the Board may appoint to administer the Plan. Subject to the discretion of the Board, the Committee shall be composed entirely of individuals

A.F-2

who meet the qualifications of (i) an "outside director" within the meaning of Section 162(m) of the Code (but only to the extent necessary and desirable to maintain qualification of Awards as "performance-based compensation" under Section 162(m) of the Code), (ii) a "non-employee director" within the meaning of Rule 16b-3 and (iii) any other qualifications required by the applicable stock exchange on which the Common Shares are traded. If at any time or to any extent the Board shall not administer the Plan, then the functions of the Administrator specified in the Plan shall be exercised by the Committee. Except as otherwise provided in the Company's articles of association, as amended from time to time, any action of the Committee with respect to the administration of the Plan shall be taken by a majority vote at a meeting at which a quorum is duly constituted or unanimous written consent of the Committee's members.

        "Common Shares" means the common shares, par value $0.01 per share, of the Company.

        "Company" means GP Investments Acquisition Corp., a Cayman Islands corporation (or any successor company, except as the term "Company" is used in the definition of "Change in Control" above).

        "Covered Employee" has the meaning ascribed to the term "covered employee" set forth in Section 162(m) of the Code.

        "Disability" has the meaning assigned to such term in the Award Agreement or in any individual employment or severance agreement with the Participant or, if any such agreement does not define "Disability," Disability means, with respect to any Participant, that such Participant, as determined by the Administrator in its sole discretion, is unable to perform the duties of his or her position for at least ninety (90) consecutive business days as a result of physical or mental illness or injury; provided, that, if applicable to the Award, "Disability" shall be determined in a manner consistent with Section 409A of the Code.

        "Effective Date" has the meaning set forth in Section 20 hereof.

        "Eligible Recipient" means an officer, employee, non-employee director, independent contractor or consultant of the Company or any Affiliate of the Company who has been selected as an eligible participant by the Administrator; provided, however, to the extent required to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, an Eligible Recipient of an Option or a Share Appreciation Right means an employee, non-employee director, independent contractor or consultant of the Company or any Affiliate of the Company with respect to whom the Company is an "eligible issuer of service recipient stock" within the meaning of Section 409A of the Code.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time.

        "Exercise Price" means, with respect to any Option, the per share price at which a holder of such Option may purchase Common Shares issuable upon the exercise of such Option.

        "Fair Market Value" of a Common Share or another security as of a particular date shall mean the fair market value as determined by the Administrator in its sole discretion; provided, however, (i) if the Common Share or other security is admitted to trading on a national securities exchange, unless otherwise determined by the Administrator, the fair market value on any date shall be the closing sale price reported on the last preceding date on which there was a sale of such share on such exchange, or (ii) if the Common Share or other security is then traded in an over-the-counter market, unless otherwise determined by the Administrator, the fair market value on any date shall be the average of the closing bid and asked prices for such share in such over-the-counter market for the last preceding date on which there was a sale of such share in such market.

        "Free Standing Right" has the meaning set forth in Section 8(a) hereof.

        "Option" means an option to purchase Common Shares granted pursuant to Section 7 hereof.

A.F-3

        "Other Share-Based Award" means an Award granted pursuant to Section 10 hereof.

        "Participant" means any Eligible Recipient selected by the Administrator, pursuant to the Administrator's authority provided for in Section 3 below, to receive grants of Awards, and, upon his or her death, his or her successors, heirs, executors and administrators, as the case may be.

        "Performance Goals" may include, but are not limited to: (i) earnings, including one or more of operating income, net operating income, earnings before or after taxes, earnings before or after interest, depreciation, amortization, adjusted EBITDA, economic earnings, or extraordinary or special items or book value per share (which may exclude nonrecurring items); (ii) pre-tax income or after-tax income; (iii) earnings per share (basic or diluted); (iv) operating profit; (v) revenue, revenue growth or rate of revenue growth; (vi) return on assets (gross or net), return on investment, return on capital, or return on equity; (vii) returns on sales or revenues; (viii) operating expenses; (ix) share price appreciation; (x) cash flow, cash flow per share, free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital; (xi) implementation or completion of critical projects or processes; (xii) economic value created; (xiii) cumulative earnings per share growth; (xiv) market value, enterprise growth or growth in market cap; (xv) operating margin or profit margin; (xvi) share price or total shareholder return; (xvii) cost targets, reductions and savings, productivity and efficiencies; (xviii) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration, geographic business expansion, customer satisfaction, employee satisfaction, human resources management, supervision of litigation, information technology, and goals relating to acquisitions, divestitures, joint ventures and similar transactions, and budget comparisons; (xix) personal professional objectives, including any of the foregoing performance goals, the implementation of policies and plans, the negotiation of transactions, the development of long term business goals, formation of joint ventures, research or development collaborations, and the completion of other corporate transactions; and (xx) any combination of, or a specified increase in, any of the foregoing. Where applicable, the Performance Goals may be expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to one or more of the Company or any Affiliate thereof, or a division or strategic business unit of the Company or any Affiliate thereof, or may be applied to the performance of the Company relative to a market index, a group of other companies or a combination thereof, all as determined by the Administrator. The Performance Goals may include a threshold level of performance below which no payment shall be made (or no vesting shall occur), levels of performance at which specified payments shall be made (or specified vesting shall occur), and a maximum level of performance above which no additional payment shall be made (or at which full vesting shall occur). Each of the foregoing Performance Goals may be determined in accordance with generally accepted accounting principles (to the extent determined by the Administrator to be desirable) and shall be subject to certification by the Administrator; provided, that, to the extent permitted by Section 162(m) of the Code to the extent applicable, the Administrator shall have the authority to make equitable adjustments to the Performance Goals in recognition of unusual or non-recurring events affecting the Company or any Affiliate thereof or the financial statements of the Company or any Affiliate thereof, in response to changes in applicable laws or regulations, or to account for items of gain, loss or expense determined to be extraordinary or unusual in nature or infrequent in occurrence or related to the disposal of a segment of a business or related to a change in accounting principles. Notwithstanding the foregoing, the Committee shall take any actions pursuant to this paragraph to the extent necessary and desirable to maintain qualification of Awards as performance-based compensation under Section 162(m) of the Code.

        "Person" has the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof.

A.F-4

        "Plan" has the meaning set forth in Section 1 hereof.

        "Restricted Period" has the meaning set forth in Section 9(a) hereof.

        "Related Right" has the meaning set forth in Section 8(a) hereof.

        "Restricted Shares" means Shares granted pursuant to Section 9 below subject to certain restrictions that lapse at the end of a specified period or periods.

        "Restricted Share Unit" means the right, granted pursuant to Section 9 below, to receive the Fair Market Value of a Common Share or, in the case of an Award denominated in cash, to receive the amount of cash per unit that is determined by the Administrator in connection with the Award.

        "Rule 16b-3" has the meaning set forth in Section 3(a) hereof.

        "Shares" means Common Shares reserved for issuance under the Plan, as adjusted pursuant to the Plan, and any successor (pursuant to a merger, amalgamation, consolidation or other reorganization) security.

        "Share Appreciation Right" means the right to receive, upon exercise of the right, the applicable amounts as described in Section 8.

        "Share Bonus" means a bonus payable in fully vested Common Shares granted pursuant to Section 11 hereof.

        "Subsidiary" means, with respect to any Person, as of any date of determination, any other Person as to which such first Person owns or otherwise controls, directly or indirectly, more than 50% of the voting shares or other similar interests or a sole general partner interest or managing member or similar interest of such other Person.

        "Transfer" has the meaning set forth in Section 18 hereof.

Section 3.    Administration.

          (a)   The Plan shall be administered by the Administrator and shall be administered in accordance with the requirements of Section 162(m) of the Code (but only to the extent necessary and desirable to maintain qualification of Awards as performance-based compensation under Section 162(m) of the Code) and, to the extent applicable, Rule 16b-3 under the Exchange Act ("Rule 16b-3").

          (b)   Pursuant to the terms of the Plan, the Administrator, subject, in the case of any Committee, to any restrictions on the authority delegated to it by the Board, shall have the power and authority, without limitation:

            (1)   to select those Eligible Recipients who shall be Participants;

            (2)   to determine whether and to what extent Options, Share Appreciation Rights, Restricted Shares, Restricted Share Units, Share Bonuses, Other Share-Based Awards, Cash Awards or a combination of any of the foregoing, are to be granted hereunder to Participants;

            (3)   to determine the number of Shares to be covered by each Award granted hereunder;

            (4)   to determine the terms and conditions, not inconsistent with the terms of the Plan, of each Award granted hereunder (including, but not limited to, (i) the restrictions applicable to Restricted Shares or Restricted Share Units and the conditions under which restrictions applicable to such Restricted Shares or Restricted Share Units shall lapse, (ii) the performance goals and periods applicable to Awards, (iii) the Exercise Price of each Option and the Base Price of each Share Appreciation Right, (iv) the vesting schedule applicable to each Award, (v) the number of Shares or amount of cash or other property subject to each

A.F-5

    Award and (vi) subject to the requirements of Section 409A of the Code (to the extent applicable), any amendments to the terms and conditions of outstanding Awards, including, but not limited to, extending the exercise period of such Awards and accelerating the vesting schedule of such Awards);

            (5)   to determine the terms and conditions, not inconsistent with the terms of the Plan, which shall govern all written instruments evidencing Awards;

            (6)   to determine the Fair Market Value in accordance with the terms of the Plan;

            (7)   to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it shall from time to time deem advisable;

            (8)   to prescribe, amend and rescind rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws or qualifying for favorable tax treatment under applicable foreign laws, which rules and regulations may be set forth in an appendix or appendices to the Plan; and

            (9)   to construe and interpret the terms and provisions of the Plan and any Award issued under the Plan (and any Award Agreement relating thereto), and to otherwise supervise the administration of the Plan and to exercise all powers and authorities either specifically granted under the Plan or necessary and advisable in the administration of the Plan.

          (c)   Subject to Section 5, neither the Board nor the Committee shall have the authority to reprice or cancel and regrant any Award at a lower exercise, base or purchase price or cancel any Award with an exercise, base or purchase price in exchange for cash, property or other Awards without first obtaining the approval of the Company's shareholders.

          (d)   All decisions made by the Administrator pursuant to the provisions of the Plan shall be final, conclusive and binding on all persons, including the Company and the Participants. No member of the Board or the Committee, nor any officer or employee of the Company or any Subsidiary thereof acting on behalf of the Board or the Committee, shall be personally liable for any action, omission, determination, or interpretation taken or made in good faith with respect to the Plan, and all members of the Board or the Committee and each and any officer or employee of the Company and of any Subsidiary thereof acting on their behalf shall, to the maximum extent permitted by law, be fully indemnified and protected by the Company in respect of any such action, omission, determination or interpretation.

Section 4.    Shares Reserved for Issuance; Certain Limitations.

          (a)   The maximum number of Common Shares reserved for issuance under the Plan shall be equal to 3,668,089 Common Shares (subject to adjustment as provided by Section 5).

          (b)   Notwithstanding anything in this Plan to the contrary, and subject to adjustment as provided by Section 5.

            (1)   No individual (including an individual who is likely to be a Covered Employee) will be granted Options or Share Appreciation Rights for more than the number of Common Shares reserved under Section 4(a) during any calendar year.

            (2)   The maximum value of Awards granted to a non-employee director in any consecutive twelve month period will be $500,000; provided that this maximum value shall exclude the value of cash voluntarily deferred by a non-employee director in exchange for Shares.

            (3)   From and after such time, if any, as the Plan is subject to Section 162(m) of the Code, no individual who is likely to be a Covered Employee with respect to a calendar year

A.F-6

    will be granted (A) Restricted Shares, Restricted Share Units, a Share Bonus or Other Share-Based Awards for more than the number of Common Shares reserved under Section 4(a) during any calendar year or (B) a Cash Award in cash in excess of $5,000,000 during any calendar year.

          (c)   Shares issued under the Plan may, in whole or in part, be authorized but unissued Shares or Shares that shall have been or may be reacquired by the Company in the open market, in private transactions or otherwise. If any Shares subject to an Award are forfeited, cancelled, exchanged or surrendered or if an Award otherwise terminates or expires without a distribution of shares to the Participant, the Shares with respect to such Award shall, to the extent of any such forfeiture, cancellation, exchange, surrender, termination or expiration, again be available for Awards under the Plan. Notwithstanding the foregoing, Shares that are exchanged by a Participant or withheld by the Company as full or partial payment in connection with any Option or Share Appreciation Right under the Plan, as well as any Shares exchanged by a Participant or withheld by the Company or any Subsidiary to satisfy the tax withholding obligations related to any Option or Share Appreciation Right under the Plan, shall not be available for subsequent Awards under the Plan, and notwithstanding that a Share Appreciation Right is settled by the delivery of a net number of Common Shares, the full number of Common Shares underlying such Share Appreciation Right shall not be available for subsequent Awards under the Plan. Upon the exercise of any Award granted in tandem with any other Awards, such related Awards shall be cancelled to the extent of the number of Shares as to which the Award is exercised and, notwithstanding the foregoing, such number of shares shall no longer be available for Awards under the Plan. In addition, (i) to the extent an Award is denominated in Common Shares, but paid or settled in cash, the number of Common Shares with respect to which such payment or settlement is made shall again be available for grants of Awards pursuant to the Plan and (ii) Common Shares underlying Awards that can only be settled in cash shall not be counted against the aggregate number of Common Shares available for Awards under the Plan.

Section 5.    Equitable Adjustments.

          (a)   In the event of any Change in Capitalization, an equitable substitution or proportionate adjustment shall be made, in each case, as may be determined by the Administrator, in its sole discretion, in (i) the aggregate number of Common Shares reserved for issuance under the Plan and the maximum number of Common Shares or cash that may be subject to Awards granted to any Participant in any calendar year, (ii) the kind and number of securities subject to, and the Exercise Price or Base Price of, any outstanding Options and Share Appreciation Rights granted under the Plan, and (iii) the kind, number and purchase price of Common Shares, or the amount of cash or amount or type of other property, subject to outstanding Restricted Shares, Restricted Share Units, Share Bonuses and Other Share-Based Awards granted under the Plan; provided, however, that any fractional shares resulting from the adjustment shall be eliminated. Such other equitable substitutions or adjustments shall be made as may be determined by the Administrator, in its sole discretion.

          (b)   Without limiting the generality of the foregoing, in connection with a Change in Capitalization, the Administrator may provide, in its sole discretion, for the cancellation of any outstanding Award in exchange for payment in cash or other property having an aggregate Fair Market Value equal to the Fair Market Value of the Common Shares, cash or other property covered by such Award, reduced by the aggregate Exercise Price or Base Price thereof, if any; provided, however, that if the Exercise Price or Base Price of any outstanding Award is equal to or greater than the Fair Market Value of the Common Shares, cash or other property covered by such Award, the Administrator may cancel such Award without the payment of any consideration to the Participant.

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          (c)   The determinations made by the Administrator or the Board, as applicable, pursuant to this Section 5 shall be final, binding and conclusive.

Section 6.    Eligibility.

        The Participants under the Plan shall be selected from time to time by the Administrator, in its sole discretion, from those individuals that qualify as Eligible Recipients.

Section 7.    Options.

        (a)    General.     Each Participant who is granted an Option shall enter into an Award Agreement with the Company, containing such terms and conditions as the Administrator shall determine, in its sole discretion, which Award Agreement shall set forth, among other things, the Exercise Price of the Option, the term of the Option and provisions regarding exercisability of the Option. The provisions of each Option need not be the same with respect to each Participant. More than one Option may be granted to the same Participant and be outstanding concurrently hereunder. Options granted under the Plan shall be subject to the terms and conditions set forth in this Section 7 and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable and set forth in the applicable Award Agreement. Each Option granted hereunder is intended to be a non-qualified Option and is not intended to qualify as an "incentive stock option" within the meaning of Section 422 of the Code.

        (b)    Exercise Price.     The Exercise Price of Shares purchasable under an Option shall be determined by the Administrator in its sole discretion at the time of grant, but in no event shall the exercise price of an Option be less than one hundred percent (100%) of the Fair Market Value of the related Common Shares on the date of grant.

        (c)    Option Term.     The maximum term of each Option shall be fixed by the Administrator, but no Option shall be exercisable more than ten (10) years after the date such Option is granted. Each Option's term is subject to earlier expiration pursuant to the applicable provisions in the Plan and the Award Agreement. Notwithstanding the foregoing, the Administrator shall have the authority to accelerate the exercisability of any outstanding Option at such time and under such circumstances as the Administrator, in its sole discretion, deems appropriate.

        (d)    Exercisability.     Each Option shall be exercisable at such time or times and subject to such terms and conditions, including the attainment of pre-established performance goals, as shall be determined by the Administrator in the applicable Award Agreement. The Administrator may also provide that any Option shall be exercisable only in installments, and the Administrator may waive such installment exercise provisions at any time, in whole or in part, based on such factors as the Administrator may determine in its sole discretion. Notwithstanding anything to the contrary contained herein, an Option may not be exercised for a fraction of a share.

        (e)    Method of Exercise.     Options may be exercised in whole or in part by giving written notice of exercise to the Company specifying the number of whole Shares to be purchased, accompanied by payment in full of the aggregate Exercise Price of the Shares so purchased in cash or its equivalent, as determined by the Administrator. As determined by the Administrator, in its sole discretion, with respect to any Option or category of Options, payment in whole or in part may also be made (i) by means of consideration received under any cashless exercise procedure approved by the Administrator (including the withholding of Shares otherwise issuable upon exercise), (ii) in the form of unrestricted Shares already owned by the Participant which have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which such Option shall be exercised, (iii) any other form of consideration approved by the Administrator and permitted by applicable law or (iv) any combination of the foregoing.

A.F-8

        (f)    Rights as Shareholder.    A Participant shall have no rights to dividends or distributions or any other rights of a shareholder with respect to the Shares subject to an Option until the Participant has given written notice of the exercise thereof, has paid in full for such Shares and has satisfied the requirements of Section 17 hereof.

        (g)    Termination of Employment or Service.    In the event of the termination of employment or service with the Company and all Affiliates thereof of a Participant who has been granted one or more Options, such Options shall be exercisable at such time or times and subject to such terms and conditions as set forth in the Award Agreement.

        (h)    Other Change in Employment Status.    An Option shall be affected, both with regard to vesting schedule and termination, by leaves of absence, changes from full-time to part-time employment, partial disability or other changes in the employment status of an Participant, in the discretion of the Administrator.

Section 8.    Share Appreciation Rights.

        (a)    General.    Share Appreciation Rights may be granted either alone ("Free Standing Rights") or in conjunction with all or part of any Option granted under the Plan ("Related Rights"). Related Rights may be granted either at or after the time of the grant of such Option. The Administrator shall determine the Eligible Recipients to whom, and the time or times at which, grants of Share Appreciation Rights shall be made, the number of Shares to be awarded, the Base Price, and all other conditions of Share Appreciation Rights. Notwithstanding the foregoing, no Related Right may be granted for more Shares than are subject to the Option to which it relates. The provisions of Share Appreciation Rights need not be the same with respect to each Participant. Share Appreciation Rights granted under the Plan shall be subject to the following terms and conditions set forth in this Section 8 and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable, as set forth in the applicable Award Agreement.

        (b)    Base Price.    Each Share Appreciation Right shall be granted with a base price that is not less than one hundred percent (100%) of the Fair Market Value of the related Common Shares on the date of grant (such amount, the "Base Price").

        (c)    Awards; Rights as Shareholder.    A Participant shall have no rights to dividends or any other rights of a shareholder with respect to the Common Shares, if any, subject to a Share Appreciation Right until the Participant has given written notice of the exercise thereof and has satisfied the requirements of Section 17 hereof.

        (d)    Exercisability.

          (1)   Share Appreciation Rights that are Free Standing Rights shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator in the applicable Award Agreement.

          (2)   Share Appreciation Rights that are Related Rights shall be exercisable only at such time or times and to the extent that the Options to which they relate shall be exercisable in accordance with the provisions of Section 7 hereof and this Section 8 of the Plan.

        (e)    Consideration Upon Exercise.

          (1)   Upon the exercise of a Free Standing Right, the Participant shall be entitled to receive up to, but not more than, that number of Shares equal in value to (i) the excess of the Fair Market Value as of the date of exercise over the Base Price per share specified in the Free Standing Right, multiplied by (ii) the number of Shares in respect of which the Free Standing Right is being exercised.

A.F-9

          (2)   A Related Right may be exercised by a Participant by surrendering the applicable portion of the related Option. Upon such exercise and surrender, the Participant shall be entitled to receive up to, but not more than, that number of Shares equal in value to (i) the excess of the Fair Market Value as of the date of exercise over the Exercise Price specified in the related Option, multiplied by (ii) the number of Shares in respect of which the Related Right is being exercised. Options which have been so surrendered, in whole or in part, shall no longer be exercisable to the extent the Related Rights have been so exercised.

          (3)   Notwithstanding the foregoing, the Administrator may determine to settle the exercise of a Share Appreciation Right in cash (or in any combination of Shares and cash).

        (f)    Termination of Employment or Service.

          (1)   In the event of the termination of employment or service with the Company and all Affiliates thereof of a Participant who has been granted one or more Free Standing Rights, such rights shall be exercisable at such time or times and subject to such terms and conditions as set forth in the Award Agreement.

          (2)   In the event of the termination of employment or service with the Company and all Affiliates thereof of a Participant who has been granted one or more Related Rights, such rights shall be exercisable at such time or times and subject to such terms and conditions as set forth in the related Options.

        (g)    Term.

          (1)   The term of each Free Standing Right shall be fixed by the Administrator, but no Free Standing Right shall be exercisable more than ten (10) years after the date such right is granted.

          (2)   The term of each Related Right shall be the term of the Option to which it relates, but no Related Right shall be exercisable more than ten (10) years after the date such right is granted.

Section 9.    Restricted Shares and Restricted Share Units.

        (a)    General.    Restricted Shares and Restricted Share Units may be issued either alone or in addition to other awards granted under the Plan. The Administrator shall determine the Eligible Recipients to whom, and the time or times at which, Restricted Shares or Restricted Share Units shall be made; the number of Shares to be awarded; the price, if any, to be paid by the Participant for the acquisition of Restricted Shares or Restricted Share Units; the period of time prior to which Restricted Shares or Restricted Share Units become vested and free of restrictions on Transfer (the "Restricted Period"); the performance objectives (if any); and all other conditions of the Restricted Shares and Restricted Share Units. If the restrictions, performance objectives and/or conditions established by the Administrator are not attained, a Participant shall forfeit his or her Restricted Shares or Restricted Share Units, in accordance with the terms of the grant. The provisions of Restricted Shares or Restricted Share Units need not be the same with respect to each Participant.

        (b)    Awards and Certificates.

          (1)   Except as otherwise provided below in Section 9(c), (i) each Participant who is granted an award of Restricted Shares may, in the Company's sole discretion, be issued a share certificate in respect of such Restricted Shares; and (ii) any such certificate so issued shall be registered in the name of the Participant, and shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to any such Award. The Company may require that the share certificates, if any, evidencing Restricted Shares be held in the custody of the Company until the restrictions thereon shall have lapsed, and that, as a condition of any award of Restricted Shares, the Participant shall have delivered a share transfer form, endorsed in blank, relating to the Shares covered by such award. Certificates for unrestricted Common Shares may, in the Company's sole

A.F-10

  discretion, be delivered to the Participant only after the Restricted Period has expired without forfeiture in respect of such Restricted Shares.

          (2)   With respect to Restricted Share Units, at the expiration of the Restricted Period, share certificates in respect of the Common Shares underlying such Restricted Share Units may, in the Company's sole discretion, be delivered to the Participant, or his legal representative, in a number equal to the number of Common Shares underlying the Restricted Share Units.

          (3)   Notwithstanding anything in the Plan to the contrary, any Restricted Shares or Restricted Share Units (at the expiration of the Restricted Period) may, in the Company's sole discretion, be issued in uncertificated form.

          (4)   Further, notwithstanding anything in the Plan to the contrary, with respect to Restricted Share Units, at the expiration of the Restricted Period, Shares shall promptly be issued to the Participant, unless otherwise deferred in accordance with procedures established by the Company in accordance with Section 409A of the Code, and such issuance shall in any event be made no later than March 15th of the calendar year following the year of vesting or within other such period as is required to avoid accelerated taxation and/or tax penalties under Section 409A of the Code.

        (c)    Restrictions and Conditions.    The Restricted Shares and Restricted Share Units granted pursuant to this Section 9 shall be subject to the following restrictions and conditions and any additional restrictions or conditions as determined by the Administrator at the time of grant or, subject to Section 409A of the Code where applicable, thereafter:

          (1)   The Administrator may, in its sole discretion, provide for the lapse of restrictions in installments and may accelerate or waive such restrictions in whole or in part based on such factors and such circumstances as the Administrator may determine, in its sole discretion, including, but not limited to, the attainment of certain performance related goals, the Participant's termination of employment or service as an officer, director, independent contractor or consultant to the Company or any Affiliate thereof, or the Participant's death or Disability; provided, however, that this sentence shall not apply to any Award which is intended to qualify as performance-based compensation under Section 162(m) of the Code. Notwithstanding the foregoing, upon a Change in Control, the outstanding Awards shall be subject to Section 14 hereof.

          (2)   Except as provided in the applicable Award Agreement, the Participant shall generally have the rights of a shareholder of the Company with respect to Restricted Shares during the Restricted Period, including the right to vote such shares and to receive any dividends declared with respect to such shares. The Participant shall generally not have the rights of a shareholder with respect to Common Shares subject to Restricted Share Units during the Restricted Period; provided, however, that, subject to Section 409A of the Code, an amount equal to dividends declared during the Restricted Period with respect to the number of Common Shares covered by Restricted Share Units may, to the extent set forth in an Award Agreement, be provided to the Participant.

        (d)    Termination of Employment or Service.    The rights of Participants granted Restricted Shares or Restricted Share Units upon termination of employment or service with the Company and all Affiliates thereof for any reason during the Restricted Period shall be set forth in the Award Agreement.

Section 10.    Other Share-Based Awards.

        Other forms of Awards valued in whole or in part by reference to, or otherwise based on, Common Shares, including but not limited to dividend equivalents, may be granted either alone or in addition to other Awards (other than in connection with Options or Share Appreciation Rights) under the Plan. Any dividend or dividend equivalent awarded hereunder shall be subject to the same

A.F-11

restrictions, conditions and risks of forfeiture as the underlying Award. Subject to the provisions of the Plan, the Administrator shall have sole and complete authority to determine the individuals to whom and the time or times at which such Other Share-Based Awards shall be granted, the number of Common Shares to be granted pursuant to such Other Share-Based Awards, or the manner in which such Other Share-Based Awards shall be settled (e.g., in Common Shares, cash or other property), or the conditions to the vesting and/or payment or settlement of such Other Share-Based Awards (which may include, but not be limited to, achievement of performance criteria) and all other terms and conditions of such Other Share-Based Awards.

Section 11.    Share Bonuses.

        In the event that the Administrator grants a Share Bonus, the Shares constituting such Share Bonus shall, as determined by the Administrator, be evidenced in uncertificated form or by a book entry record or a certificate issued in the name of the Participant to whom such grant was made and delivered to such Participant as soon as practicable after the date on which such Share Bonus is payable.

Section 12.    Cash Awards.

        The Administrator may grant awards that are payable solely in cash, as deemed by the Administrator to be consistent with the purposes of the Plan, and such Cash Awards shall be subject to the terms, conditions, restrictions and limitations determined by the Administrator, in its sole discretion, from time to time. Cash Awards may be granted with value and payment contingent upon the achievement of performance criteria.

Section 13.    Special Provisions Regarding Certain Awards.

        The Administrator may make Awards hereunder to Covered Employees (or to individuals whom the Administrator believes may become Covered Employees) that are intended to qualify as performance-based compensation under Section 162(m) of the Code. The exercisability and/or payment of such Awards may, to the extent required to qualify as performance-based compensation under Section 162(m) of the Code, be subject to the achievement of performance criteria based upon one or more Performance Goals and to certification of such achievement in writing by the Committee. The Committee may in its discretion reduce the amount of such Awards that would otherwise become exercisable and/or payable upon achievement of such Performance Goals and the certification in writing of such achievement, but may not increase such amounts. Any such Performance Goals shall be established in writing by the Committee not later than the time period prescribed under Section 162(m) of the Code and the regulations thereunder. Notwithstanding anything set forth in the Plan to contrary, all provisions of such Awards which are intended to qualify as performance-based compensation under Section 162(m) of the Code shall be construed in a manner to so comply.

Section 14.    Change in Control Provisions.

        Unless otherwise determined in an Award Agreement, in the event of a Change in Control:

          (a)   With respect to each outstanding Award that is not assumed or substituted in connection with a Change in Control, immediately upon the occurrence of the Change in Control, (i) such Award shall become fully vested and, if applicable, exercisable, (ii) the restrictions, payment conditions, and forfeiture conditions applicable to any such Award granted shall lapse, and (iii) any performance conditions imposed with respect to Awards shall be deemed to be fully achieved at target levels.

          (b)   For purposes of this Section 8, an Award shall be considered assumed or substituted for if, following the Change in Control, the Award remains subject to the same terms and conditions that were applicable to the Award immediately prior to the Change in Control except that, if the Award related to Shares, the Award instead confers the right to receive common stock of the acquiring entity.

A.F-12

Notwithstanding any other provision of the Plan, (i) in the event of a Change in Control, except as would otherwise result in adverse tax consequences under Section 409A of the Code, the Board may, in its sole discretion, provide that each Award shall, immediately upon the occurrence of a Change in Control, be cancelled in exchange for a payment in cash or securities in an amount equal to (x) the excess of the consideration paid per Share in the Change in Control over the exercise or purchase price (if any) per Share subject to the Award multiplied by (y) the number of Shares granted under the Award and (ii) with respect to any Award that constitutes a deferral of compensation subject to Section 409A of the Code, in the event of a Change in Control that does not constitute a change in the ownership or effective control of the Company or in the ownership of a substantial portion of the assets of the Company under Section 409A(a)(2)(A)(v) of the Code and regulations thereunder, such Award shall be settled in accordance with its original terms or at such earlier time as permitted by Section 409A of the Code.

Section 15.    Amendment and Termination.

        The Administrator may amend, alter or terminate the Plan, but no amendment, alteration, or termination shall be made that would impair the rights of a Participant under any Award previously granted without such Participant's consent. Unless the Administrator determines otherwise, the Administrator shall obtain approval of the Company's shareholders for any amendment to the Plan that would require such approval in order to satisfy the requirements of Section 162(m) of the Code (but only to the extent necessary and desirable to maintain qualification of Awards as performance-based compensation under Section 162(m) of the Code), any rules of the stock exchange on which the Common Shares are traded or other applicable law. The Administrator may amend the terms of any Award previously granted, prospectively or retroactively, but, subject to Section 5 hereof and the immediately preceding sentence, no such amendment shall impair the rights of any Participant without his or her consent.

Section 16.    Unfunded Status of Plan.

        The Plan is intended to constitute an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Participant by the Company, nothing contained herein shall give any such Participant any rights that are greater than those of a general creditor of the Company.

Section 17.    Withholding Taxes.

        Each Participant shall, no later than the date as of which the value of an Award first becomes includible in the gross income of such Participant for purposes of applicable taxes, pay to the Company, or make arrangements satisfactory to the Administrator regarding payment of, the minimum amount of any such applicable taxes required by law to be withheld with respect to the Award (or such other amount as may be permitted by applicable law and accounting standards). The obligations of the Company under the Plan shall be conditional on the making of such payments or arrangements, and the Company shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to such Participant. Whenever cash is to be paid pursuant to an Award, the Company shall have the right to deduct therefrom an amount sufficient to satisfy any applicable withholding tax requirements related thereto. Whenever Shares or property other than cash are to be delivered pursuant to an Award, the Company shall have the right to require the Participant to remit to the Company in cash an amount sufficient to satisfy any related taxes to be withheld and applied to the tax obligations; provided that, with the approval of the Administrator, a Participant may satisfy the foregoing requirement by either (i) electing to have the Company withhold from delivery of Shares or other property, as applicable, or (ii) by delivering already owned unrestricted Common Shares, in each case, having a value not exceeding the applicable taxes to be withheld and applied to the tax obligations. Such already owned and unrestricted Common Shares shall be valued at their Fair Market Value on the date on which the amount of tax to be withheld is determined and any fractional share amounts resulting therefrom shall be settled in cash. Such an election may be made with respect

A.F-13

to all or any portion of the Shares to be delivered pursuant to an award. The Company may also use any other method of obtaining the necessary payment or proceeds, as permitted by law, to satisfy its withholding obligation with respect to any Award.

Section 18.    Transfer of Awards.

        Until such time as the Awards are fully vested and/or exercisable in accordance with the Plan or an Award Agreement, no purported sale, assignment, mortgage, hypothecation, transfer, charge, pledge, encumbrance, gift, transfer in trust (voting or other) or other disposition of, or creation of a security interest in or lien on, any Award or any agreement or commitment to do any of the foregoing (each, a "Transfer") by any holder thereof in violation of the provisions of the Plan or an Award Agreement will be valid. Any purported Transfer of an Award or any economic benefit or interest therein in violation of the Plan or an Award Agreement shall be null and void ab initio, and shall not create any obligation or liability of the Company, and any Person purportedly acquiring any Award or any economic benefit or interest therein transferred in violation of the Plan or an Award Agreement shall not be entitled to be recognized as a holder of any Common Shares or other property underlying such Award. Notwithstanding the foregoing, the Administrator may, in its sole discretion, permit (on such terms, conditions and limitations as it may establish) Awards and/or Shares issued in connection with an Award that are subject to restrictions on transferability, to be transferred to a member of a Participant's immediate family or to a trust or similar vehicle for the benefit of a Participant's immediate family members. Unless otherwise determined by the Administrator, an Option may be exercised, during the lifetime of the Participant, only by the Participant or, during any period during which the Participant is under a legal disability, by the Participant's guardian or legal representative.

Section 19.    Continued Employment or Service.

        The adoption of the Plan shall not confer upon any Eligible Recipient any right to continued employment or service with the Company or any Affiliate thereof, as the case may be, nor shall it interfere in any way with the right of the Company or any Affiliate thereof to terminate the employment or service of any of its Eligible Recipients at any time.

Section 20.    Effective Date.

        The Plan became effective upon adoption by the Board on             [    •    ], 2016 (the "Effective Date"), subject to requisite approval of shareholders of the Company.

Section 21.    Term of Plan.

        No award shall be granted pursuant to the Plan on or after the tenth anniversary of the Effective Date, but awards theretofore granted may extend beyond that date.

Section 22.    Securities Matters and Regulations.

          (a)   Notwithstanding anything herein to the contrary, the obligation of the Company to sell or deliver Common Shares with respect to any Award granted under the Plan shall be subject to all applicable laws, rules and regulations, including all applicable federal and state securities laws, and the obtaining of all such approvals by governmental agencies as may be deemed necessary or appropriate by the Administrator. The Administrator may require, as a condition of the issuance and delivery of certificates evidencing Common Shares pursuant to the terms hereof, that the recipient of such shares make such agreements and representations, and that such certificates bear such legends, as the Administrator, in its sole discretion, deems necessary or advisable.

          (b)   Each Award is subject to the requirement that, if at any time the Administrator determines that the listing, registration or qualification of Common Shares issuable pursuant to the Plan is required by any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body is necessary or desirable as a condition of, or in

A.F-14

  connection with, the grant of an Award or the issuance of Common Shares, no such Award shall be granted or payment made or Common Shares issued, in whole or in part, unless listing, registration, qualification, consent or approval has been effected or obtained free of any conditions not acceptable to the Administrator.

          (c)   In the event that the disposition of Common Shares acquired pursuant to the Plan is not covered by a then current registration statement under the Securities Act of 1933, as amended (the "Securities Act"), and is not otherwise exempt from such registration, such Common Shares shall be restricted against transfer to the extent required by the Securities Act and the regulations thereunder, and the Administrator may require a Participant receiving Common Shares pursuant to the Plan, as a condition precedent to receipt of such Common Shares, to represent to the Company in writing that the Common Shares acquired by such Participant are being acquired for investment purposes only and not with a view to distribution.

Section 23.    Notification of Election Under Section 83(b) of the Code.

        If any Participant shall, in connection with the acquisition of Common Shares under the Plan, make the election permitted under Section 83(b) of the Code, such Participant shall notify the Company of such election within ten (10) days after filing notice of the election with the Internal Revenue Service.

Section 24.    Fractional Shares.

        Except as otherwise determined, fractional shares may be issued.

Section 25.    Beneficiary.

        A Participant may file with the Administrator a written designation of a beneficiary on such form as may be prescribed by the Administrator and may, from time to time, amend or revoke such designation. If no designated beneficiary survives the Participant, the executor or administrator of the Participant's estate shall be deemed to be the Participant's beneficiary.

Section 26.    Paperless Administration.

        In the event that the Company establishes, for itself or using the services of a third party, an automated system for the documentation, granting or exercise of Awards, such as a system using an internet website or interactive voice response, then the paperless documentation, granting or exercise of Awards by a Participant may be permitted through the use of such an automated system.

Section 27.    Severability.

        If any provision of the Plan is held to be invalid or unenforceable, the other provisions of the Plan shall not be affected but shall be applied as if the invalid or unenforceable provision had not been included in the Plan.

Section 28.    Clawback.

        Notwithstanding any other provisions in this Plan, any Award which is subject to recovery under any law, government regulation, stock exchange listing requirement or policy of the Company or its affiliates, will be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation, stock exchange listing requirement or policy.

Section 29.    Section 409A of the Code.

        The Plan as well as payments and benefits under the Plan are intended to be exempt from, or to the extent subject thereto, to comply with Section 409A of the Code, and, accordingly, to the maximum extent permitted, the Plan shall be interpreted in accordance therewith. Notwithstanding anything contained herein to the contrary, to the extent required in order to avoid accelerated taxation and/or

A.F-15

tax penalties under Section 409A of the Code, the Participant shall not be considered to have terminated employment or service with the Company for purposes of the Plan and no payment shall be due to the Participant under the Plan or any Award until the Participant would be considered to have incurred a "separation from service" from the Company and its Affiliates within the meaning of Section 409A of the Code. Any payments described in the Plan that are due within the "short term deferral period" as defined in Section 409A of the Code shall not be treated as deferred compensation unless applicable law requires otherwise. Notwithstanding anything to the contrary in the Plan, to the extent that any Awards (or any other amounts payable under any plan, program or arrangement of the Company or any of its Affiliates) are payable upon a separation from service and such payment would result in the imposition of any individual tax and penalty interest charges imposed under Section 409A of the Code, the settlement and payment of such awards (or other amounts) shall instead be made on the first business day after the date that is six (6) months following such separation from service (or death, if earlier). Each amount to be paid or benefit to be provided under this Plan shall be construed as a separate identified payment for purposes of Section 409A of the Code. The Company makes no representation that any or all of the payments or benefits described in this Plan will be exempt from or comply with Section 409A of the Code and makes no undertaking to preclude Section 409A of the Code from applying to any such payment. The Participant shall be solely responsible for the payment of any taxes and penalties incurred under Section 409A.

Section 30.    Governing Law.

        The Plan and all determinations made and actions taken pursuant thereto shall be governed by the laws of the State of Delaware without giving effect to the conflict of laws principles thereof.

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Annex G

PRELIMINARY PROXY CARD-SUBJECT TO COMPLETION
FOR THE SPECIAL MEETING OF SHAREHOLDERS OF
GP INVESTMENTS ACQUISITION CORP.
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

        The undersigned hereby appoints [    •    ], which we refer together as the "Proxies", and each of them independently, with full power of substitution as proxies to vote the shares that the undersigned is entitled to vote, which we refer to as the "Shares", at the general meeting of Shareholders of GP Investments Acquisition Corp., which we refer to as "GPIA" or "our", to be held on [    •    ], 2016 at [    •    ], Eastern Time at the offices of [    •    ], located at [    •    ], and at any adjournment thereof. Such Shares shall be voted as indicated with respect to the proposals listed on the reverse side hereof and, unless such authority is withheld on the reverse side hereof, the Proxies' discretion on such other matters as may properly come before the general meeting or any adjournment thereof.

        The undersigned acknowledges receipt of the accompanying proxy statement/prospectus and revokes all prior proxies for said meeting.

        THE SHARES REPRESENTED BY THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY.

(Continued and to be marked, dated and signed on reverse side)

/*\PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED./*\

A.G-1

GP INVESTMENTS ACQUISITION CORP.—THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL NOS., 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11 AND 12.				Please mark votes as indicated in this example	☒

Proposal No. 1—The Merger Proposal—To consider and vote upon a proposal to approve by ordinary resolution and adopt the Agreement and Plan of Merger, dated as of April 19, 2016, as amended by Amendment No. 1 thereto, dated July 28, 2016, copies of which are attached to the accompanying proxy statement/prospectus as Annex A-1 and Annex A-2, respectively (as so amended, the "merger agreement"), by and among GPIA, Let's Go Acquisition Corp., GPIA's wholly-owned subsidiary ("Let's Go"), WKI Holding Company, Inc. ("World Kitchen"), and, solely in its capacity as the initial Holder Representative (as defined in the merger agreement), WKI Group, LLC (the "Holder Representative"), which, among other things, provides for the merger of Let's Go with and into World Kitchen, with World Kitchen surviving the merger and becoming a wholly-owned subsidiary of WDKN (as defined below) (the "merger"), and to approve the transactions contemplated by the merger agreement.	FOR ☐	AGAINST ☐	ABSTAIN ☐
☐ Shareholder Certification: I hereby certify that I am not acting in concert, or as a "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended), with any other shareholders with respect to the ordinary shares of GPIA owned by me in connection with the proposed business combination with World Kitchen.

Proposal No. 2—The Domestication Proposal—To consider and vote upon a proposal to approve by special resolution, assuming the merger proposal is approved and adopted, the change of GPIA's jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the "domestication" and, together with the merger, the "business combination")	FOR ☐	AGAINST ☐	ABSTAIN ☐

Proposal No. 3—Organizational Documents Proposal A—To consider and vote upon a proposal to approve by special resolution, assuming the domestication proposal is approved and adopted, to authorize 200,000,000 additional shares of common stock of WDKN, which increases the total authorized shares of common stock to 600,000,000 shares of common stock.	FOR ☐	AGAINST ☐	ABSTAIN ☐

Proposal No. 4—Organizational Documents Proposal B—To consider and vote upon a proposal to approve by special resolution, assuming the domestication proposal is approved and adopted, to authorize the board of directors of WDKN to issue any or all shares of WDKN's preferred stock in one or more classes or series, with such terms and conditions as may be expressly determined by WDKN's board of directors and as may be permitted by the General Corporation Law of the State of Delaware (the "DGCL").	FOR ☐	AGAINST ☐	ABSTAIN ☐

A.G-2

Proposal No. 5—Organizational Documents Proposal C—To consider and vote upon a proposal to approve by special resolution, assuming the domestication proposal is approved and adopted, to authorize that directors of WDKN may only be removed for cause, and in such instances, only by at least two-thirds vote of the outstanding capital stock of WDKN.	FOR ☐	AGAINST ☐	ABSTAIN ☐

Proposal No. 6—Organizational Documents Proposal D—To consider and vote upon a proposal to approve by special resolution, assuming the domestication proposal is approved and adopted, to authorize a threshold of holders of two-thirds or more of outstanding capital stock of WDKN to call a meeting of stockholders.	FOR ☐	AGAINST ☐	ABSTAIN ☐

Proposal No. 7—Organizational Documents Proposal E—To consider and vote upon a proposal to approve by special resolution, assuming the domestication proposal is approved and adopted, to authorize removal of the ability of WDKN stockholders to take action by written consent in lieu of a meeting.	FOR ☐	AGAINST ☐	ABSTAIN ☐

Proposal No. 8—Organizational Documents Proposal F—To consider and vote upon a proposal to approve by special resolution, assuming the domestication proposal is approved and adopted, to authorize holders of two-thirds of the then-outstanding WDKN capital stock as the minimum threshold required for a stockholder vote to amend WDKN's certificate of incorporation (other than the articles thereof relating to the corporation's name, address and registered office, purpose and matters related to the company's common and preferred stock) and bylaws.	FOR ☐	AGAINST ☐	ABSTAIN ☐

Proposal No. 9—Organizational Documents Proposal G—To authorize the election of WDKN not to be governed by Section 203 of the DGCL and, instead, include a provision that is substantially similar to Section 203 but carves out our Sponsor and its successors, certain affiliates and each of their transferees from the definition of "interested stockholder".	FOR ☐	AGAINST ☐	ABSTAIN ☐

A.G-3

Proposal No. 10—Organizational Documents Proposal H—To consider and vote upon a proposal to approve by special resolution, assuming the domestication proposal is approved and adopted, to authorize all other changes in connection with the replacement of the current amended and restated memorandum and articles of association of GPIA with a new certificate of incorporation and bylaws of WDKN as part of the domestication, including (i) changing the post-domestication corporate name from "GP Investments Acquisition Corp." to "World Kitchen Group, Inc." and making WDKN's corporate existence perpetual, (ii) adopting Delaware as the exclusive forum for certain stockholder litigation, (iii) granting a waiver regarding corporate opportunities to WDKN's directors and officers, and (iv) removing certain provisions related to our status as a blank check company that will no longer apply upon consummation of the business combination, all of which GPIA's board of directors believe are necessary to adequately address the needs of WDKN after the business combination.	FOR ☐	AGAINST ☐	ABSTAIN ☐

Proposal No. 11—The Stock Issuance Proposal—To consider and vote upon a proposal to approve by ordinary resolution, assuming the organizational documents proposals are approved and adopted, for the purposes of complying with the applicable provisions of NASDAQ Listing Rule 5635, the issuance of WDKN common stock to (1) the existing equityholders of World Kitchen (other than the holders of World Kitchen's stock appreciation rights, who will receive only cash in respect of their applicable portion of the merger consideration) in connection with the business combination, (2) our sponsor, GPIC, Ltd., a Bermuda company (our "Sponsor"), that our Sponsor will purchase as a condition precedent to consummation of the business combination pursuant to our Sponsor's equity commitment and (3) any person or entity in connection with any incremental equity issuances, to the extent such issuance would require a shareholder vote under Nasdaq Listing Rule 5635.	FOR ☐	AGAINST ☐	ABSTAIN ☐

Proposal No. 12—The Incentive Plan Proposal—To consider and vote upon a proposal to approve by ordinary resolution, assuming the stock issuance proposal is approved and adopted, the GP Investments Acquisition Corp. 2016 Omnibus Incentive Plan, a copy of which is attached to the accompanying proxy statement/prospectus as Annex F.	FOR ☐	AGAINST ☐	ABSTAIN ☐

A.G-4

Proposal No. 13—The Adjournment Proposal—To consider and vote upon a proposal to approve by ordinary resolution the adjournment of the general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the general meeting, any of the condition precedent proposals would not be duly approved and adopted by our shareholders (we refer to this proposal as the "adjournment proposal")	FOR ☐	AGAINST ☐	ABSTAIN ☐
Date: , 2016
Signature
Signature (if held jointly)

When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership please sign in partnership name by an authorized person.

A vote to abstain will not be treated as a vote on the relevant proposal. The shares represented by the proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder(s).

/*\PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED./*\

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Annex H

Special Transaction Committee of the Board of Directors of GP Investments Acquisition Corp. 150 East 52nd Street Suite 5003 New York, New York 10022	April 19, 2016

Ladies and Gentlemen:

        GP Investments Acquisition Corp. (the "Company") and the Special Transaction Committee (the "Committee") of the board of directors (the "Board of Directors") of the Company have engaged Duff & Phelps, LLC ("Duff & Phelps") to serve as an independent financial advisor to the Committee and deliver to the Committee and the Board its analysis and its opinion (the "Opinion"), as of the date hereof, as to the fairness, from a financial point of view, to the Company and its Public Stockholders (as defined herein) of the consideration to be received by the Company in the contemplated transaction described below (the "Proposed Transaction").

Description of the Proposed Transaction

        It is Duff & Phelps' understanding that the Proposed Transaction involves the issuance by the Company of up to 5.8 million shares of Company common stock to GPIC Ltd. and/or its affiliates (collectively, the "Sponsor") for cash consideration of $10.00 per share, or a maximum aggregate of $58 million.

        It is Duff & Phelps' further understanding that the proceeds from the Proposed Transaction will be used by the Company to fund a portion of the cash consideration to be paid in its planned acquisition of WKI Holding Company, Inc. (the "Target"). While the acquisition of the Target is not considered a part of the Proposed Transaction, Duff & Phelps' considered such acquisition as a part of the overall context for its analysis and Opinion.

        For the purpose of this Opinion, "Public Stockholders" shall be defined as all holders of the Company's common stock other than the Sponsor.

Scope of Analysis

        In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate to render this Opinion. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps' procedures, investigations, and financial analysis with respect to the preparation of this Opinion included, but were not limited to, the items summarized below:

1.
Reviewed the following documents:

a.
The Company's annual report and audited financial statements on Form 10-K filed with the Securities and Exchange Commission for the fiscal year ended December 31, 2015;

Duff & Phelps, LLC 10100 Santa Monica Boulevard Suite 1100 Los Angeles, CA 90067	T +1 424 249 1650 F+1 424 249 1651	www.duffandphelps.com

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  b.
  Unaudited financial information for the Target for the fiscal years ended December 31, 2012 through 2015 and the two months ended February 28, 2016, which the Company's management identified as being the most current financial statements available;

  c.
  Detailed financial projections for the Target prepared by management of the Company for the fiscal years ending December 31, 2016 through 2020 ("Management Projections");

  d.
  Other internal documents relating to the history, current operations, and probable future outlook of the Company (after giving effect to the acquisition of the Target); and

  e.
  The draft Agreement and Plan of Merger, dated as of April 6, 2016, by and between the Company and the Target (the "Merger Agreement") and the draft equity commitment letter, dated as of April 16, 2016, by and between the Company and the Sponsor (the "Equity Commitment", and together with the Merger Agreement, the "Transaction Agreements").

2.
Discussed the information referred to above and the background and other elements of the Proposed Transaction with the management of the Company;

3.
Reviewed the historical trading price and trading volume of the Company's common stock, and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

4.
Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, and an analysis of selected transactions that Duff & Phelps deemed relevant; and

5.
Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

Assumptions, Qualifications and Limiting Conditions

        In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Duff & Phelps, with the Company's consent:

1.
Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management and the Target, and did not independently verify such information;

2.
Relied upon the fact that the Committee, the Board of Directors and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken;

3.
Assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expresses no opinion with respect to such projections or the underlying assumptions;

4.
Assumed that information supplied and representations made by Company management are substantially accurate regarding the Company, the Target and the Proposed Transaction

5.
Assumed that the final versions of the Transaction Agreements will conform in all material respects to the drafts reviewed by Duff & Phelps;

6.
Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of the Company or the Target since the date of the most recent financial statements and other information made available to Duff & Phelps, and that

A.H-2

  there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

7.
Assumed that all of the conditions required to implement the Proposed Transaction will be timely satisfied; and

8.
Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on the Company or the Target.

        To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps' analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

        Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof.

        Duff & Phelps did not evaluate the Company's solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction or any alternatives to the Proposed Transaction, (ii) negotiate the terms of the Proposed Transaction, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company's perspective, that could, under the circumstances, be negotiated among the parties to the Proposed Transaction, or (iii) advise the Committee or any other party with respect to alternatives to the Proposed Transaction.

        Duff & Phelps is not expressing any opinion as to the market price or value of the Company's common stock (or anything else) after the announcement or the consummation of the Proposed Transaction. This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company's credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

        In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of the Company's officers, directors, or employees, or any class of such persons, or with respect to the fairness of any such compensation.

        This Opinion is furnished for the use and benefit of the Committee and the Board of Directors in connection with their consideration of the Proposed Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and, except as described below, is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps' express written consent. This Opinion (i) does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction; (ii) does not address any transaction related to the Proposed Transaction; (iii) is not a recommendation as to how the Committee, the Board of Directors or any stockholder should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, and (iv) does not indicate that the consideration received is the best possibly attainable under any circumstances; instead, it merely states whether the consideration in the Proposed Transaction is within a range suggested by certain financial analyses. The decision as to whether to

A.H-3

proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This letter should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

        This Opinion is solely that of Duff & Phelps, and Duff & Phelps' liability in connection with this letter shall be limited in accordance with the terms set forth in the engagement letter between Duff & Phelps, the Company and the Committee dated April 13, 2016 (the "Engagement Letter"). The use and disclosure of this letter is strictly limited in accordance with the terms set forth in the Engagement Letter.

Disclosure of Prior Relationships

        Duff & Phelps has acted as financial advisor to the Committee and will receive a fee for its services. No portion of Duff & Phelps' fee is contingent upon either the conclusion expressed in this Opinion or whether or not the Proposed Transaction is successfully consummated. Pursuant to the terms of the Engagement Letter, a portion of Duff & Phelps' fee is payable upon Duff & Phelps' stating to the Committee that it is prepared to deliver its Opinion. During the two years preceding the date of the Opinion, Duff & Phelps has provided valuation advisory services to the Target for internal planning purposes and in connection with the Target's equity compensation plan. For these prior engagements, Duff & Phelps received customary fees, expense reimbursement, and indemnification. Other than as noted above, during the two years preceding the date of this Opinion, Duff & Phelps has not had any material relationship with any party to the Proposed Transaction for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Conclusion

        Based upon and subject to the foregoing, Duff & Phelps is of the opinion that, as of the date hereof, the consideration to be received by the Company in the Proposed Transaction is fair, from a financial point of view, to the Company and its Public Stockholders.

        This Opinion has been approved by the Opinion Review Committee of Duff & Phelps.

Respectfully submitted,

/s/ Duff & Phelps, LLC

Duff & Phelps, LLC

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Annex I

FORM OF CHARTER OF THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS OF
WORLD KITCHEN GROUP, INC.
ADOPTED AS OF [    •    ]

I.     PURPOSE OF THE COMMITTEE

        The purpose of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of World Kitchen Group, Inc. (the "Company") is to assist the Board's oversight of the integrity of the Company's financial statements; review systems of internal controls which management and the Board have established; appoint, retain and oversee the performance of independent accountants; and oversee the accounting and financial reporting processes of the Company and its subsidiaries and the audits of the financial statements of the Company.

II.    COMPOSITION OF THE COMMITTEE

        The Committee will consist of three or more directors, each of whom will be independent as required by Section 10A(m) of the Securities and Exchange Act of 1934 (the "Exchange Act"), any rules and regulations promulgated thereunder by the Securities and Exchange Commission (the "SEC") and the rules of The Nasdaq Stock Market, Inc. ("Nasdaq"), and any additional requirements that the Board deems appropriate.

        The chairperson of the Committee will be designated by the Board, provided that if the Board does not designate a chairperson, the members of the Committee, by a majority vote, may designate a chairperson.

        The members of the Committee will be appointed, removed and replaced by, and in the sole discretion of, the Board.

        Each member of the Committee must be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement and cash flow statement. In addition, at least one member of the Committee must be designated by the Board to be the "audit committee financial expert," as defined by the SEC pursuant to the Sarbanes-Oxley Act of 2002 (the "Act"). No member of the Committee will have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the preceding three years.

III.  MEETINGS OF THE COMMITTEE

        The Committee will meet as often as it determines necessary to carry out its duties and responsibilities, it being understood that the Committee will ordinarily meet quarterly in advance of the release of quarterly financial results. The Committee, in its discretion, may ask members of management or others to attend its meetings (or portions thereof) and to provide pertinent information as necessary. The Committee should meet separately on a periodic basis with (i) management, (ii) the director of the Company's internal auditing department or other person responsible for the internal audit function and (iii) the Company's independent auditors, in each case to discuss any matters that the Committee or any of the above persons or firms believe warrant Committee attention.

A.I-1

        A majority of the members of the Committee who are present in person or by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other will constitute a quorum.

        The Committee will maintain minutes of its meetings and records relating to those meetings. The minutes will be maintained with the books and records of the Company. Copies of the minutes of each meeting of the Committee will be sent promptly after the meeting to all members of the Board.

IV.    DUTIES AND RESPONSIBILITIES OF THE COMMITTEE

        In carrying out its duties and responsibilities, the Committee's policies and procedures should remain flexible, so that it may be in a position to best address, react or respond to changing circumstances or conditions. The following duties and responsibilities are within the authority of the Committee and the Committee will, consistent with and subject to applicable law and rules and regulations promulgated by the SEC, Nasdaq, or any other applicable regulatory authority:

  A.
  Selection, Evaluation, and Oversight of the Auditors

  (a)
  Be directly responsible for the appointment, termination, compensation, retention and oversight of the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company, and each such registered public accounting firm must report directly to the Committee (the registered public accounting firm engaged for the purpose of preparing or issuing an audit report for inclusion in the Company's Annual Report on Form 10-K is referred to herein as the "independent auditors");

  (b)
  Review and, in its sole discretion, approve the Company's independent auditors' annual engagement letter, including the proposed fees contained therein, as well as all audit and, as provided in the Act and the SEC rules and regulations promulgated thereunder, all permitted non-audit engagements and relationships between the Company and such independent auditors;

  (c)
  Pre-approve all audit services and permissible non-audit services by the independent accountants, as set forth in Section 10A of the Exchange Act and the rules and regulations promulgated thereunder by the SEC. The Committee may establish pre-approval policies and procedures, as permitted by Section 10A of the Exchange Act and the rules and regulations promulgated thereunder by the SEC, for the engagement of independent accountants to render services to the Company, including but not limited to policies that would allow the delegation of pre-approval authority to one or more members of the Committee, provided that any pre-approvals delegated to one or more members of the Committee are reported to the Committee at its next scheduled meeting;

  (d)
  Evaluate the independence, qualifications and performance of the Company's independent auditors by, among other things:

  (i)
  obtaining and reviewing from the Company's independent auditors a formal written statement describing: the firm's internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by government or professional authorities within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and all relationships between the independent auditor and the Company in order to assess the independent auditor's independence. This evaluation should include review of the partner of the independent auditor who has principal responsibility for its audits of

A.I-2

        the Company's financial statements and should take into account the opinions of management and the Internal Auditor (or the Company's personnel responsible for the internal audit function). In addition, the report will include a written statement of the fees billed for all services rendered by the independent auditor for the most recent fiscal year, in the aggregate and by each service;

      (ii)
      actively engaging in a dialogue with the Company's independent auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditors;

      (iii)
      taking, or recommending that the Board take, appropriate action to oversee the independence of the Company's independent auditors;

      (iv)
      monitoring compliance by the Company's independent auditors with the audit partner rotation requirements contained in the Act and the rules and regulations promulgated by the SEC thereunder;

      (v)
      monitoring compliance by the Company of the employee conflict of interest requirements contained in the Act and the rules and regulations promulgated by the SEC thereunder;

      (vi)
      engaging in a dialogue with the independent auditors to confirm that audit partner compensation is consistent with applicable SEC rules; and

      (vii)
      presenting to the Board its conclusions regarding the independent auditor's qualifications, performance and independence as a result of the evaluation described in this section (d).

  B.
  Oversight of Annual Audit and Quarterly Reviews

  (a)
  Review and discuss with the independent auditors their annual audit plan, including the timing and scope of audit activities, and monitor such plan's progress and results during the year;

  (b)
  Review with management, the Company's independent auditors and the director of the Company's internal auditing department, the following information which is required to be reported by the independent auditor:

  (i)
  all critical accounting policies and practices to be used;

  (ii)
  all alternative treatments of financial information that have been discussed by the independent auditors and management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditors;

  (iii)
  all other material written communications between the independent auditors and management, such as any management letter and any schedule of unadjusted differences; and

  (iv)
  any material financial arrangements of the Company which do not appear on the financial statements of the Company;

  (c)
  Resolve all disagreements between the Company's independent auditors and management regarding financial reporting;

A.I-3

  C.
  Oversight of Financial Reporting Process and Internal Controls

  (a)
  Review:

  (i)
  the adequacy and effectiveness of the Company's accounting and internal control policies and procedures on a regular basis, including the responsibilities, budget, compensation and staffing of the Company's internal audit function, through inquiry and discussions with the Company's independent auditors and management;

  (ii)
  the yearly report prepared by management, and attested to by the Company's independent auditors, assessing the effectiveness of the Company's internal control over financial reporting and stating management's responsibility for establishing and maintaining adequate internal control over financial reporting prior to its inclusion in the Company's Annual Report on Form 10-K; and

  (iii)
  the Committee's level of involvement and interaction with the Company's internal audit function, including the Committee's line of authority and role in appointing and compensating employees in the internal audit function;

  (b)
  Review the disclosures, if any, of the chief executive officer and chief financial officer, prior to their certification of each annual or quarterly report filed by the Company with the SEC, of (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data and identify any material weakness in internal controls, and (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls.

  (c)
  Discuss guidelines and policies governing the process by which senior management of the Company and the relevant departments of the Company, including the internal auditing department, assess and manage the Company's exposure to risk, as well as the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures;

  (d)
  Review the responsibilities, budget and staffing of the Company's internal audit function;

  (e)
  Review any significant changes in the planned scope of the internal audit function;

  (f)
  Review with management the progress and results of all internal audit projects, and, including any special audit steps adopted in light of the discovery of material control deficiencies;

  (g)
  Receive periodic reports from the Company's independent auditors, management and director of the Company's internal auditing department to assess the impact on the Company of significant accounting or financial reporting developments that may have a bearing on the Company;

  (h)
  Review and discuss the audited annual and quarterly financial statements with the independent auditors prior to their filing and prior to the release of earnings, and the results of the year-end audit of the Company, including any comments or recommendations of the Company's independent auditors and, based on such review and discussions and on such other considerations as it determines appropriate, recommend to the Board whether the Company's financial statements should be included in the Annual Report on Form 10-K;

  (i)
  Establish and maintain free and open means of communication between and among the Committee, the Company's independent auditors, the Company's internal auditing

A.I-4

      department and management, including providing such parties with appropriate opportunities to meet separately and privately with the Committee on a periodic basis;

    (j)
    Review the type and presentation of information to be included in the Company's earnings press releases (especially the use of "pro forma" or "adjusted" information not prepared in compliance with generally accepted accounting principles), as well as financial information and earnings guidance provided by the Company to analysts and rating agencies (which review may be done generally (i.e., discussion of the types of information to be disclosed and type of presentations to be made), and the Committee need not discuss in advance each earnings release or each instance in which the Company may provide earnings guidance);

  D.
  Miscellaneous

  (a)
  Meet periodically with the general counsel, and outside counsel when appropriate, to review legal and regulatory matters, including (i) any matters that may have a material impact on the financial statements of the Company and (ii) any matters involving potential or ongoing material violations of law or breaches of fiduciary duty by the Company or any of its directors, officers, employees, or agents or breaches of fiduciary duty to the Company;

  (b)
  Prepare the Audit Committee report required by the rules of the SEC to be included in the Company's annual proxy statement;

  (c)
  Review the Company's policies relating to the ethical handling of conflicts of interest and review past or proposed transactions between the Company and members of management as well as policies and procedures with respect to officers' expense accounts and perquisites, including the use of corporate assets. The Committee will consider the results of any review of these policies and procedures by the Company's independent auditors;

  (d)
  Obtain reports from management, parties responsible for the Company's internal audit function and the independent auditor, as necessary, regarding the compliance, or failure to comply, of the Company with applicable legal requirements and the Company's Code of Business Conduct and Ethics and Financial Code of Ethics, including disclosures of insider and affiliated party transactions;

  (e)
  Establish procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

  (f)
  Conduct an annual evaluation of its own performance and deliver to the Board a report, which may be oral, setting for the results of its evaluation;

  (g)
  Review and assess the adequacy of this charter on an annual basis; and

  (h)
  Perform such additional activities, and consider such other matters, within the scope of its responsibilities, as the Board deems necessary or appropriate.

V.     INVESTIGATIONS AND STUDIES; OUTSIDE ADVISERS

        The Committee may conduct or authorize investigations into or studies of matters within the Committee's scope of responsibilities, and may secure such independent expert advice to the extent the Committee determines it to be appropriate, including retaining, with or without Board approval,

A.I-5

independent counsel, accountants, consultants, advisors or others, to assist the Committee in fulfilling its duties and responsibilities, the cost of such independent expert advisors to be borne by the Company

* * *

        While the Committee has the duties and responsibilities set forth in this charter, the Committee is not responsible for preparing or certifying the financial statements, for planning or conducting the audit, or for determining whether the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles.

        In fulfilling their responsibilities hereunder, it is recognized that members of the Committee are not full-time employees of the Company, it is not the duty or responsibility of the Committee or its members to conduct "field work" or other types of auditing or accounting reviews or procedures or to set auditor independence standards, and each member of the Committee will be entitled to rely on (i) the integrity of those persons and organizations within and outside the Company from which it receives information and (ii) the accuracy of the financial and other information provided to the Committee absent actual knowledge to the contrary.

        Nothing contained in this charter is intended to create, or should be construed as creating, any responsibility or liability of the members of the Committee, except to the extent otherwise provided under applicable federal or state law.

* * *

A.I-6

Annex J

FORM OF CHARTER OF THE COMPENSATION COMMITTEE
OF THE BOARD OF DIRECTORS OF
WORLD KITCHEN GROUP, INC.
ADOPTED AS OF [    •    ]

I.     PURPOSE OF THE COMMITTEE

        The purposes of the Compensation Committee (the "Committee") of the Board of Directors (the "Board") of World Kitchen Group, Inc. (the "Company") will be to oversee the Company's compensation and employee benefit plans and practices, including its executive compensation plans, and its incentive-compensation and equity-based plans; to review and discuss with management the Company's compensation discussion and analysis ("CD&A") to be included in the Company's annual proxy statement or annual report on Form 10-K filed with the Securities and Exchange Commission ("SEC"); to prepare the Committee's report on executive compensation as required to be included in the Company's proxy for its annual meeting by the rules of the SEC; and to perform such further functions as may be consistent with this charter or as assigned by applicable law, the Company's certificate of incorporation or bylaws or the Board.

II.    COMPOSITION OF THE COMMITTEE

        The Committee will consist of three or more directors, each of whom will be qualified to serve on the Committee pursuant to the requirements of The Nasdaq Stock Market, Inc. (the "Nasdaq"), and any additional requirements that the Board deems appropriate. Members of the Committee will also qualify as "non-employee directors" within the meaning of Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, and "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended.

        The chairperson of the Committee will be designated by the Board, provided that if the Board does not so designate a chairperson, the members of the Committee, by a majority vote, may designate a chairperson.

        The members of the Committee will be appointed, removed and replaced by, and in the sole discretion of, the Board.

III.  MEETINGS AND PROCEDURES OF THE COMMITTEE

        The Committee will meet as often as it determines necessary to carry out its duties and responsibilities, but no less than twice annually. The Committee, in its discretion, may ask members of management or others to attend its meetings (or portions thereof) and to provide pertinent information as necessary, provided, that the Chief Executive Officer (the "CEO") of the Company may not be present during any portion of a Committee meeting in which deliberation or any vote regarding his or her compensation occurs.

        A majority of the members of the Committee who are present in person or by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other will constitute a quorum.

        The Committee will maintain minutes of its meetings and records relating to those meetings and will report regularly to the Board on its activities, as appropriate. The minutes will be maintained with

A.J-1

the books and records of the Company. Copies of the minutes of each meeting of the Committee will be sent promptly after the meeting to all members of the Board.

IV.    DUTIES AND RESPONSIBILITIES OF THE COMMITTEE

  A.
  Executive Compensation

        The Committee will have the following duties and responsibilities with respect to the Company's executive compensation plans:

    (a)
    Review at least annually the goals and objectives of the Company's executive compensation plans, and amend, or recommend that the Board amend, these goals and objectives if the Committee deems it appropriate.

    (b)
    Review and approve all executive compensation plans in light of the Company goals and objectives with respect to such plans, including all forms of salary and the grant of all forms of bonus and equity compensation provided to the Company's executive officers, and based on that review, recommend any changes it deems advisable. In connection with the foregoing, consider each individual executive officer's performance, the Company's performance, the return to its stockholders relative to the returns to stockholders of comparable companies, the compensation of similarly-situated executive officers at comparable companies, the compensation of such officers in past years and such other factors as the Committee deems relevant.

    (c)
    Determine the corporate goals and objectives the achievement of which will affect the compensation of the Company's CEO, evaluate the CEO's performance in light of those goals and objectives, and set the CEO's compensation based on this evaluation. In connection with the foregoing, consider, among other things, the Company's performance, the return to its stockholders relative to the returns to stockholders of comparable companies, the compensation of chief executive officers at comparable companies, the CEO's compensation in past years and such other factors as the Committee deems relevant.

    (d)
    To review and make recommendations to the Board with respect to any severance or termination arrangements to be made with any executive officer of the Company.

    (e)
    To perform such duties and responsibilities as may be assigned to the Committee under the terms of any executive compensation plan.

    (f)
    To review perquisites or other personal benefits to the Company's executive officers and recommend any changes to the Board.

    (g)
    To consider the results of the most recent shareholder advisory vote on executive compensation as required by Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, to the extent the Committee determines it appropriate to do so, take such results into consideration in connection with the review and approval of executive officer compensation.

    (h)
    To review and discuss with management the Company's CD&A, and based on that review and discussion, to recommend to the Board that the CD&A be included in the Company's annual proxy statement or annual report on Form 10-K.

    (i)
    To review compensation arrangements for the Company's employees to evaluate whether incentive and other forms of pay encourage unnecessary or excessive risk taking, and review and discuss, at least annually, the relationship between risk management policies and practices, corporate strategy and the Company's compensation arrangements.

A.J-2

    (j)
    To the extent it deems necessary, review and approve the terms of any compensation "clawback" or similar policy or agreement between the Company and the Company's executive officers or other employees subject to Section 16 of the Exchange Act.

    (k)
    To prepare the Compensation Committee Report in accordance with the rules and regulations of the SEC for inclusion in the Company's annual proxy statement or annual report on Form 10-K.

    (l)
    To perform such other functions as assigned by law, the Company's certificate of incorporation or bylaws or the Board.

        Notwithstanding anything to the contrary in the foregoing, the Committee will have sole discretion and authority with respect to any action regarding compensation payable to the CEO or other executive officers of the Company that the Committee intends to constitute "qualified performance-based compensation" for purposes of section 162(m) of the Internal Revenue Code of 1986, as amended and the Treasury Regulations promulgated thereunder.

  B.
  General Compensation and Employee Benefit Plans

        The Committee will have the following duties and responsibilities with respect to the Company's general compensation and employee benefit plans, including incentive-compensation and equity-based plans:

    (a)
    To review at least annually the goals and objectives of the Company's general compensation plans and other employee benefit plans, including incentive-compensation and equity-based plans, and amend, or recommend that the Board amend, these goals and objectives if the Committee deems it appropriate.

    (b)
    To review at least annually the Company's general compensation plans and other employee benefit plans, including incentive-compensation and equity-based plans, in light of the goals and objectives of these plans, and recommend that the Board amend these plans if the Committee deems it appropriate.

    (c)
    To review all equity-compensation plans to be submitted for stockholder approval under the Nasdaq listing standards, and to review and, in the Committee's sole discretion, approve all equity-compensation plans that are exempt from such stockholder approval requirement.

    (d)
    To perform such duties and responsibilities as may be assigned to the Committee under the terms of any compensation or other employee benefit plan, including any incentive-compensation or equity-based plan.

V.     ROLE OF CHIEF EXECUTIVE OFFICER

        The CEO may make, and the Committee may consider, recommendations to the Committee regarding the Company's compensation and employee benefit plans and practices, including its executive compensation plans, its incentive-compensation and equity-based plans with respect to executive officers other than the CEO.

VI.   DELEGATION OF AUTHORITY

        The Committee may form subcommittees for any purpose that the Committee deems appropriate and may delegate to such subcommittees such power and authority as the Committee deems appropriate; provided, however, that no subcommittee will consist of fewer than two members; and provided further that the Committee will not delegate to a subcommittee any power or authority required by any law, regulation or listing standard to be exercised by the Committee as a whole.

A.J-3

VII. EVALUATION OF THE COMMITTEE

        The Committee will, no less frequently than annually, evaluate its performance. In conducting this review, the Committee will evaluate whether this charter appropriately addresses the matters that are or should be within its scope and will recommend such changes as it deems necessary or appropriate. The Committee will address all matters that the Committee considers relevant to its performance, including at least the following: the adequacy, appropriateness and quality of the information and recommendations presented by the Committee to the Board, the manner in which they were discussed or debated, and whether the number and length of meetings of the Committee were adequate for the Committee to complete its work in a thorough and thoughtful manner.

        The Committee will deliver to the Board a report, which may be oral, setting forth the results of its evaluation, including any recommended amendments to this charter and any recommended changes to the Company's or the Board's policies or procedures.

VIII.  INVESTIGATIONS AND STUDIES; OUTSIDE ADVISERS

        The Committee may conduct or authorize investigations into or studies of matters within the Committee's scope of responsibilities, and may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser. The Committee will be directly responsible for the appointment, compensation and oversight of the work of any compensation consultant, legal counsel or other adviser retained by the Committee, the expense of which will be borne by the Company. The Committee may select a compensation consultant, legal counsel or other adviser to the Committee only after taking into consideration the following:

    (a)
    The provision of other services to the Company by the person that employs the compensation consultant, legal counsel or other adviser;

    (b)
    The amount of fees received from the Company by the person that employs the compensation consultant, legal counsel or other adviser, as a percentage of the total revenue of the person that employs the compensation consultant, legal counsel or other adviser;

    (c)
    The policies and procedures of the person that employs the compensation consultant, legal counsel or other adviser that are designed to prevent conflicts of interest:

    (d)
    Any business or personal relationship of the compensation consultant, legal counsel or other adviser with a member of the Committee;

    (e)
    Any stock of the Company owned by the compensation consultant, legal counsel or other adviser; and

    (f)
    Any business or personal relationship of the compensation consultant, legal counsel, other adviser or the person employing the adviser with an executive officer of the Company.

        The Committee will conduct the independence assessment with respect to any compensation consultant, legal counsel or other adviser that provides advice to the Committee, other than: (i) in-house legal counsel; and (ii) any compensation consultant, legal counsel or other adviser whose role is limited to the following activities for which no disclosure would be required under Item 407(e)(3)(iii) of Regulation S-K: consulting on any broad-based plan that does not discriminate in scope, terms, or operation, in favor of executive officers or directors of the Company, and that is available generally to all salaried employees; or providing information that either is not customized for the Company or that is customized based on parameters that are not developed by the compensation consultant, and about which the compensation consultant does not provide advice.

A.J-4

        Nothing herein requires a compensation consultant, legal counsel or other compensation adviser to be independent, only that the Committee consider the enumerated independence factors before selecting or receiving advice from a compensation consultant, legal counsel or other compensation adviser. The Committee may select or receive advice from any compensation consultant, legal counsel or other compensation adviser it prefers, including ones that are not independent, after considering the six independence factors outlined above.

        Nothing herein will be construed: (1) to require the Committee to implement or act consistently with the advice or recommendations of the compensation consultant, legal counsel or other adviser to the Committee; or (2) to affect the ability or obligation of the Committee to exercise its own judgment in fulfillment of its duties.

        While the members of the Committee have the duties and responsibilities set forth in this charter, nothing contained in this charter is intended to create, or should be construed as creating, any responsibility or liability of members of the Committee, except to the extent otherwise provided under applicable federal or state law.

* * *

A.J-5

Annex K

FORM OF CHARTER OF THE NOMINATING AND
CORPORATE GOVERNANCE COMMITTEE OF
THE BOARD OF DIRECTORS OF
WORLD KITCHEN GROUP, INC.
ADOPTED AS OF [    •    ]

I.     PURPOSE OF THE COMMITTEE

        The purposes of the Nominating and Corporate Governance Committee (the "Committee") of the Board of Directors (the "Board") of World Kitchen Group, Inc. (the "Company") will be to identify and recommend to the Board individuals qualified to serve as directors of the Board; fill vacancies occurring between annual meetings of stockholders; advise the Board with respect to the Board composition, procedures and committees; and develop and recommend to the Board a set of corporate governance guidelines (the "Governance Guidelines") applicable to the Company.

II.    COMPOSITION OF THE COMMITTEE

        The Committee will consist of three or more directors, each of whom will be qualified to serve on the Committee pursuant to the requirements of The Nasdaq Stock Market, Inc. ("Nasdaq"), and any additional requirements that the Board deems appropriate.

        The chairperson of the Committee will be designated by the Board, provided that if the Board does not so designate a chairperson, the members of the Committee, by a majority vote, may designate a chairperson.

        The members of the Committee will be appointed, removed and replaced by, and in the sole discretion of, the Board.

III.  MEETINGS AND PROCEDURES OF THE COMMITTEE

        The Committee will meet as often as it determines necessary to carry out its duties and responsibilities, but no less than twice a year. The Committee, in its discretion, may ask members of management or others to attend its meetings (or portions thereof) and to provide pertinent information as necessary.

        The Committee may create subcommittees to perform particular functions, either generally or in specific instances.

        A majority of the members of the Committee present in person or by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other will constitute a quorum.

        The Committee will maintain minutes of its meetings and records relating to those meetings and will report regularly to the Board on its activities, as appropriate. The minutes will be maintained with the books and records of the Company. Copies of the minutes of each meeting of the Committee will be sent promptly after the meeting to all members of the Board.

        The Committee will report to the Board at all regular meetings of the Board or at such other times as the Committee deems necessary or appropriate.

A.K-1

IV.    DUTIES AND RESPONSIBILITIES OF THE COMMITTEE

  A.
  Board Candidates and Nominees

        The Committee will have the following duties and responsibilities with respect to Board candidates and nominees:

    (a)
    Assist the Board in fulfilling its responsibilities to assure that the Company is governed in a manner consistent with the interests of the stockholders of the Company.

    (b)
    Make recommendations to the Board from time to time as to changes that the Committee believes to be desirable to the size of the Board.

    (c)
    Identify individuals believed to be qualified to become Board members, and recommend to the Board the nominees to stand for election as directors at the annual meeting of stockholders or, if applicable, at a special meeting of stockholders. In the case of a vacancy in the office of a director (including a vacancy created by an increase in the size of the Board), the Committee will recommend to the Board an individual to fill such vacancy either through appointment by the Board or through election by stockholders. In nominating and reviewing candidates, including persons suggested by stockholders or others, the Committee will take into consideration such factors as it deems appropriate. These factors may include judgment, skill, diversity, experience with businesses and other organizations of comparable size, the interplay of the candidate's experience with the experience of other Board members, the candidate's industry knowledge and experience, requirements of the Nasdaq to maintain a minimum number of independent directors, requirements of the SEC to have persons with financial expertise available to serve on the Company's audit committee, the ability of a nominee to devote sufficient time to the affairs of the Company, any actual or potential conflicts of interest, and the extent to which the candidate generally would be a desirable addition to the Board and any committees of the Board. The Committee may consider candidates proposed by management or stockholders, but it is not required to do so. The Committee, if it deems appropriate, may establish procedures to be followed by stockholders in submitting recommendations for Board candidates. In the event the Company is legally required, by contract or otherwise, to provide a third party with the ability to nominate a director, the selection and nomination of such director need not be subject to the Committee's review.

    (d)
    In the case of a director nominee to fill a Board vacancy created by an increase in the size of the Board, make a recommendation to the Board as to the class of directors in which the individual should serve.

    (e)
    To recommend to the Board the director nominees for election by the stockholders or appointment by the Board, as the case may be, pursuant to the bylaws of the Company, which recommendations will be consistent with the criteria for selecting directors established by the Board from time to time.

    (f)
    To review the suitability for continued service as a director of each Board member when his or her term expires and when he or she has a change in status, including but not limited to an employment change, and to recommend whether or not the director should be re-nominated.

    (g)
    To the extent the Committee deems appropriate, retain search firms to assist in searches by the Committee for persons to be added to the Board.

    (h)
    Adopt criteria which the Committee will apply in its selection of new directors. Such criteria shall be approved by the Board.

A.K-2

  B.
  Board Composition and Procedures

        The Committee will have the following duties and responsibilities with respect to the composition and procedures of the Board as a whole:

    (a)
    To review annually with the Board the composition of the Board as a whole and to recommend, if necessary, measures to be taken so that the Board reflects the appropriate balance of knowledge, experience, skills, expertise and diversity required for the Board as a whole and contains at least the minimum number of independent directors required by Nasdaq. The Committee, at least annually, will produce and provide to the Board, a performance review of each member of the Board, of each committee and that of senior management. The Committee may establish procedures to allow it to exercise this oversight function.

    (b)
    To review periodically the size of the Board and to recommend to the Board any appropriate changes.

    (c)
    To make recommendations on the frequency and structure of Board meetings.

  C.
  Board Committees

        The Committee will have the following duties and responsibilities with respect to the committee structure of the Board:

    (a)
    To monitor the functioning of the committees of the Board and to make recommendations for any changes, including the creation and elimination of committees.

    (b)
    To review annually committee assignments and the policy with respect to the rotation of committee memberships and/or chairpersonships, and to report any recommendations to the Board.

    (c)
    To recommend that the Board establish such special committees as may be desirable or necessary from time to time in order to address ethical, legal or other matters that may arise. The Committee's power to make such a recommendation under this charter will be without prejudice to the right of any other committee of the Board, or any individual director, to make such a recommendation at any time.

  D.
  Governance Guidelines

        The Committee will have the following duties and responsibilities with respect to the Governance Guidelines:

    (a)
    Make recommendations concerning any other aspect of the procedures of the Board that the Committee considers warranted, including, without limitation, procedures with respect to the waiver by the Board of any Company rule, principle, procedure or Governance Guidelines.

    (b)
    Recommend any proposed changes to the Governance Guidelines to the Board.

    (c)
    Develop, produce and provide to the Board, a periodic review (at least annually) of the Governance Guidelines relating to the membership and functioning of the Board and any other matters the Committee deems appropriate to assure that the Governance Guidelines are appropriate for the Company and comply with the requirements of the Nasdaq.

    (d)
    In connection with its development and review of the Governance Guidelines, consult with the Company's general counsel and with outside legal counsel (which may be counsel

A.K-3

      to the Company) about relevant legal requirements and consult other experts about any other matters the Committee deems appropriate.

    (e)
    Review with the Company's general counsel at least annually the extent to which the Company and its directors are complying with the Governance Guidelines, and, if necessary, recommend to the Board steps to improve compliance with the Governance Guidelines.

    (f)
    Conduct and provide to the Board an annual evaluation of its own performance.

    (g)
    Conduct and provide to the Board an annual review of this charter and recommend to the Board any changes the Committee deems appropriate to this charter and any recommended changes to the Company's or the Board's policies or procedures.

    (h)
    Prepare a summary of the actions taken at each Committee meeting and present such summary to the Board at the next Board meeting.

    (i)
    Perform any other duties or responsibilities expressly delegated to the Committee by the Board from time to time relating to the nomination of Board and committee members.

V.     EVALUATION OF THE COMMITTEE

        The Committee shall, on an annual basis, evaluate its performance. In conducting this review, the Committee will evaluate whether this charter appropriately addresses the matters that are or should be within its scope and will recommend such changes as it deems necessary or appropriate. The Committee will address all matters that the Committee considers relevant to its performance, including at least the following: the adequacy, appropriateness and quality of the information and recommendations presented by the Committee to the Board, the manner in which they were discussed or debated, and whether the number and length of meetings of the Committee were adequate for the Committee to complete its work in a thorough and thoughtful manner.

        The Committee will deliver to the Board a report, which may be oral, setting forth the results of its evaluation, including any recommended amendments to this charter and any recommended changes to the Company's or the Board's policies or procedures.

VI.   INVESTIGATIONS AND STUDIES; OUTSIDE ADVISERS

        The Committee may conduct or authorize investigations into or studies of matters within the Committee's scope of responsibilities, and may retain, at the Company's expense, such independent counsel or other consultants or advisers as it deems necessary. The Committee will have the sole authority to retain or terminate any search firm to be used to identify director candidates, including sole authority to approve the search firm's fees and other retention terms, such fees to be borne by the Company.

* * *

        While the members of the Committee have the duties and responsibilities set forth in this charter, nothing contained in this charter is intended to create, or should be construed as creating, any responsibility or liability of members of the Committee, except to the extent otherwise provided under applicable federal or state law.

A.K-4

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of directors and officers.

        The Companies Law of the Cayman Islands does not limit the extent to which a company's memorandum and articles of association may provide for indemnification of officers and directors. However, such provision may be held by the Cayman Islands courts to be unenforceable, to the extent it seeks to indemnify or exculpate a fiduciary in respect of their actual fraud or willful default, or for the consequences of committing a crime. The Registrant's amended and restated memorandum and articles of association provides for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own actual fraud or willful default.

        Such limitation of liability and indemnification does not affect the availability of equitable remedies. In addition, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, or the SEC, indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21.    Exhibits And Financial Statements Schedules.

(a)   Exhibits.

EXHIBIT INDEX

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of April 19, 2016, by and among GPIA, Let's Go, World Kitchen, and WKI Group, LLC, as the Holder Representative (included as Annex A-1 to the proxy statement/prospectus).†
2.2
Amendment No. 1, dated July 28, 2016, to Agreement and Plan of Merger, dated as of April 19, 2016, by and among GPIA, Let's Go, World Kitchen, and WKI Group, LLC, as the Holder Representative (included as Annex A-2 to the proxy statement/prospectus).†
3.1
Amended and Restated Memorandum and Articles of Association of GPIA (incorporated by reference to Exhibit 3.2 of GPIA's Form 8-K (No. 001-37397), filed with the SEC on June 1, 2015 and included as included as Annex B to the proxy statement/prospectus).
3.2	Form of Amendment and Restatement of Certificate of Incorporation of WDKN (included as Annex C to the proxy statement/prospectus).
3.3	Form of Bylaws of World Kitchen Group, Inc. (included as Annex D to the proxy statement/prospectus).
4.1	Specimen Unit Certificate of GPIA (incorporated by reference to Exhibit 4.1 of GPIA's Form S-1/A (No. 333-203500), filed with the SEC on May 14, 2015).
4.2	Specimen Ordinary Share Certificate of GPIA (incorporated by reference to Exhibit 4.2 of GPIA's Form S-1/A (No. 333-203500), filed with the SEC on May 14, 2015).
4.3	Specimen Warrant Certificate of GPIA (incorporated by reference to Exhibit 4.3 of GPIA's Form S-1/A (No. 333-203500), filed with the SEC on May 14, 2015).
4.4
Warrant Agreement, dated May 19, 2015, between GPIA and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 of GPIA's Form 8-K (No. 001-37397), filed with the SEC on June 1, 2015).

Exhibit Number	Description
4.5	Specimen Common Stock Certificate of World Kitchen Group, Inc.
4.6
Form of Certificate of Corporate Domestication of GP Investments Acquisition Corp. to be filed with the Secretary of State of the State of Delaware (included as Annex E to the proxy statement/prospectus).
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to matters concerning the laws of the State of Delaware as to the validity of the common shares.
8.1	Tax Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.
10.1
Securities Subscription Agreement, dated March 2, 2015, between the Registrant and GPIAC, LLC (incorporated by reference to Exhibit 10.1 of GPIA's Form S-1 (No. 333-203500), filed with the SEC on April 17, 2015).
10.2	Promissory Note, dated March 2, 2015, issued to GPIC, Ltd. (incorporated by reference to Exhibit 10.2 of GPIA's Form S-1 (No. 333-203500), filed with the SEC on April 17, 2015).
10.3
Sponsor Warrants Purchase Agreement, effective as of May 26, 2015, between GPIA and GPIC, Ltd (incorporated by reference to Exhibit 10.3 of GPIA's Form 8-K (No. 001-37397), filed with the SEC on June 1, 2015).
10.4	Insider Letter among GPIA, and its officers, directors, GPIC, Ltd. and GPIAC, LLC (incorporated by reference to Exhibit 10.10 of GPIA's Form 8-K (No. 001-37397), filed with the SEC on June 1, 2015).
10.5	Letter Agreement, dated December 18, 2015, between GPIA and Alexandre Hohagen (incorporated by reference to Exhibit 10.2 of GPIA's Form 8-K (No. 001-37397), filed with the SEC on December 21, 2015).
10.6
Investment Management Trust Agreement, dated May 19, 2015, between GPIA and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 of GPIA's Form 8-K (No. 001-37397), filed with the SEC on June 1, 2015).
10.7
Registration Rights Agreement, dated May 19, 2015, among GPIA and certain security holders (incorporated by reference to Exhibit 10.2 of GPIA's Form 8-K (No. 001-37397), filed with the SEC on June 1, 2015).
10.8
Securities Escrow Agreement among Continental Stock Transfer & Trust Company, and GPIA, GPIC, Ltd., GPIAC, LLC, Jaime Szulc, Christopher Brotchie and Fernando d'Ornellas Silva (incorporated by reference to Exhibit 10.11 of GPIA's Form 8-K (No. 001-37397), filed with the SEC on June 1, 2015).
10.9
Securities Escrow Agreement, dated December 18, 2015, among Continental Stock Transfer & Trust Company, GPIA and Alexandre Hohagen (incorporated by reference to Exhibit 10.3 of GPIA's Form 8-K (No. 001-37397), filed with the SEC on December 21, 2015).
10.10
Administrative Services Agreement dated May 19, 2015, by and among GPIA, GPIC, Ltd. and GP North America, LLC (incorporated by reference to Exhibit 10.9 of GPIA's Form 8-K (No. 001-37397), filed with the SEC on June 1, 2015).
10.11	Indemnity Agreement, dated May 14, 2015, between GPIA and Antonio Bonchristiano (incorporated by reference to Exhibit 10.4 of GPIA's Form 8-K (No. 001-37397), filed with the SEC on June 1, 2015).

Exhibit Number	Description
10.12	Indemnity Agreement, dated May 14, 2015, between GPIA and Fersen Lambranho (incorporated by reference to Exhibit 10.15 of GPIA's Form 8-K (No. 001-37397), filed with the SEC on June 1, 2015).
10.13	Indemnity Agreement, dated May 14, 2015, between GPIA and Jaime Szulc (incorporated by reference to Exhibit 10.6 of GPIA's Form 8-K (No. 001-37397), filed with the SEC on June 1, 2015).
10.14	Indemnity Agreement, dated May 14, 2015, between GPIA and Christopher Brotchie (incorporated by reference to Exhibit 10.7 of GPIA's Form 8-K (No. 001-37397), filed with the SEC on June 1, 2015).
10.15	Indemnity Agreement, dated May 14, 2015, between GPIA and Fernando d'Ornellas Silva (incorporated by reference to Exhibit 10.8 of GPIA's Form 8-K (No. 001-37397), filed with the SEC on June 1, 2015).
10.16
Indemnity Agreement, dated December 18, 2015, between GPIA and Alexandre Hohagen (incorporated by reference to Exhibit 10.1 of GPIA's Form 8-K (No. 001-37397), filed with the SEC on December 21, 2015).
10.17	GP Investments Acquisition Corp. 2016 Omnibus Incentive Plan (included as Annex F to the proxy statement/prospectus).
10.18	Stockholder Letter Agreement dated April 19, 2016 with the Principal Stockholders and the Lock-up Stockholders.*
10.19	Equity Commitment Letter, dated April 19, 2016, by and between GPIA and GPIC, Ltd.*
10.20	Debt Commitment Letter, dated April 19, 2016, between GPIA, Citigroup Global Markets Inc., Bank of Montreal and BMO Capital Markets Corp.*
23.1	Consent of Marcum LLP.
23.2	Consent of Grant Thornton LLP.
23.3	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included as part of Exhibit 5.1).
23.4	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included as part of Exhibit 8.1).
24.1	Powers of Attorney (included on signature page).
99.1	Form of Proxy for GP Investments Acquisition Corp. Special Meeting of Shareholders (included as Annex G to the proxy statement/prospectus).
99.2	Consent of Duff & Phelps, LLC.
99.3	Consent of UBS Securities LLC.
99.4	Form of Audit Committee Charter (included as Annex I to the proxy statement/prospectus).
99.5	Form of Compensation Committee Charter (included as Annex J to the proxy statement/prospectus).
99.6	Form of Nomination and Corporate Governance Committee Charter (included as Annex K to the proxy statement/prospectus).

*
Previously filed.

†
Schedules to this exhibit have been omitted pursuant to Item 601(b)(2) of Registration S-K. The Registrant hereby agrees to furnish a copy of any omitted schedules to the Commission upon request.

21    (b)    Financial Statement Schedules

        Schedules for the years ended December 31, 2015, 2014 and 2013, are as follows:

WKI HOLDING COMPANY, INC. AND SUBSIDIARIES
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
ALL U.S. DOLLAR AMOUNTS IN THOUSANDS

	Balance at beginning of period	Charged to costs and expense	Additions to/ (Deductions from Reserves)	Balance at end of period
Year ended December 31, 2015
Allowances against account receivable	$742	$(121)	$(59)	$562
Inventory obsolescence reserve	2,100	2	366	2,468
Deferred tax valuation allowance	107,570	(5,843)	(24,084)	77,643
Year ended December 31, 2014
Allowances against account receivable	$420	$546	$(224)	$742
Inventory obsolescence reserve	2,049	7	44	2,100
Deferred tax valuation allowance	21,294	86,276	—	107,570
Year ended December 31, 2013
Allowances against account receivable	$431	$177	$(188)	$420
Inventory obsolescence reserve	2,486	444	(881)	2,049
Deferred tax valuation allowance	21,653	(359)	—	21,294

Item 22.    Undertakings.

1.
The undersigned Registrant hereby undertakes:

(a)
To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)
To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; and

  (b)
  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c)
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (d)
  That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

  (e)
  That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

  (i)
  Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

  (ii)
  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

  (iii)
  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

  (iv)
  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

2.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

3.
The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

4.
The registrant undertakes that every prospectus: (1) that is filed pursuant to the immediately preceding paragraph, or (2) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

5.
The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request.

6.
The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning this transaction that was not the subject of and included in this Registration Statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York City, New York, on the 28th day of July, 2016.

GP INVESTMENTS ACQUISITION CORP.
By:	/s/ ANTONIO BONCHRISTIANO
	Name:	Antonio Bonchristiano
	Title:	Chief Executive Officer; Chief Financial Officer

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated:

Signature	Title	Date

/s/ ANTONIO BONCHRISTIANO Antonio Bonchristiano	Chief Executive Officer; Chief Financial Officer (Principal Executive Officer and Principal Financial and Accounting Officer); Director	July 28, 2016
/s/ ANTONIO BONCHRISTIANO Fersen Lamas Lambranho	Chairman, Director	July 28, 2016*
/s/ ANTONIO BONCHRISTIANO Christopher Brotchie	Director	July 28, 2016*
/s/ ANTONIO BONCHRISTIANO Fernando d'Ornellas Silva	Director	July 28, 2016*
/s/ ANTONIO BONCHRISTIANO Alexandre Hohagen	Director	July 28, 2016*

*
Executed pursuant to the Power of Attorney granted in this Registration Statement.